Exhibit 99.1

NOTICES OF MEETING

AND

JOINT MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF
ARGONAUT GOLD INC.

AND THE

ANNUAL AND SPECIAL MEETING OF SECURITYHOLDERS OF
ALIO GOLD INC.

EACH TO BE HELD ON

MAY 20, 2020

DATED AS OF APRIL 17, 2020

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

These materials are important and require your immediate attention.

Argonaut shareholders who have questions or require assistance with voting their shares may contact Argonaut’s proxy solicitation agent, Gryphon Advisors Inc.

North American Toll-Free Number: 1-877-353-5209

Outside North America: 1-416-661-6592
Email: inquiries@gryphonadvisors.ca

Alio securityholders who have questions or require assistance with voting their shares may contact Alio’s proxy solicitation agent, Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Outside North America: 416-304-0211

Email: assistance@laurelhill.com

April 17, 2020

Dear Shareholders of Argonaut Gold Inc.:

It is our pleasure to extend to you, on behalf of the board of directors (the “Argonaut Board”) of Argonaut Gold Inc. (“Argonaut”), an invitation to attend the annual and special meeting (the “Argonaut Meeting”) of the shareholders of Argonaut (the “Argonaut Shareholders”) to be held via online audio at https://web.lumiagm.com/221570123 at 11:30 a.m. (Eastern time) on May 20, 2020.

To proactively deal with the unprecedented public health impact of corona virus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Argonaut Meeting will be held in a virtual only format, which will be conducted via live online audio only. Registered Argonaut Shareholders (as defined in the accompanying joint management information circular dated April 17, 2020 (the “Circular”)) and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/221570123 where they can participate, vote, or submit questions during the meeting’s live audiocast. You have to be connected to the internet at all times to be able to vote — it’s your responsibility to make sure you stay connected for the entire Argonaut Meeting.

The Arrangement

On March 30, 2020, Argonaut entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Alio Gold Inc. (“Alio”), whereby, subject to the terms and conditions of the Arrangement Agreement, Argonaut will acquire all of the issued and outstanding common shares of Alio (the “Alio Shares”) on the basis of 0.67 of a common share of Argonaut (each whole share, an “Argonaut Share”) for each Alio Share outstanding immediately prior to the effective time of the Arrangement (defined herein), pursuant to a statutory plan of arrangement (the “Arrangement”) under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”). In addition, pursuant to the Arrangement, all of the outstanding options to acquire Alio Shares (the “Alio Options”), to the extent they have not been exercised prior to the effective time of the Arrangement, will be exchanged for options to acquire Argonaut Shares (the “Replacement Argonaut Options”).

Under the terms of the Arrangement, shareholders of Alio (the “Alio Shareholders”) (other than any Alio Shareholders validly exercising dissent rights) will be entitled to receive 0.67 of an Argonaut Share in exchange for each Alio Share held immediately prior to the effective time of the Arrangement in exchange for their Alio Shares (including any Alio Shares issued prior to the effective time of the Arrangement in settlement of any performance share units of Alio, restricted share units of Alio and deferred share units of Alio) (the “Arrangement Consideration”). Optionholders of Alio not exercising their Alio Options prior to the effective time of the Arrangement will receive Replacement Argonaut Options, entitling the holder thereof to acquire 0.67 of an Argonaut Share for each Alio Share the holder would otherwise have been entitled to acquire. Warrantholders of Alio not exercising their Alio Warrants prior to the effective time of the Arrangement will, upon subsequent exercise of such Alio Warrant, be entitled to receive, in lieu of each Alio Share which such holder would otherwise have been entitled to receive, 0.67 of an Argonaut Share for each Alio Warrant exercised.

Some Key Reasons for the Arrangement

•                  Diversified Intermediate Producer: The Combined Company (as defined in the accompanying Circular) will have a diversified production platform comprised of four operations totaling more than 235,000 gold equivalent ounces1 annually as well as an enhanced asset portfolio and mineral reserve and mineral resource base.

•                  Increased Geographical Diversification: The Combined Company will benefit from improved geographical diversification with assets in Mexico, USA and Canada.

1  Gold equivalent ounces are based on a conversion ratio of 80:1 for silver to gold ounces.  The conversion ratios are based on three year trailing average silver to gold exchange ratio.

•                  Operating and Jurisdictional Synergies: The Combined Company expects to apply Argonaut’s experience in open pit mining to the open pit, heap leach mining at the Florida Canyon Mine, which is anticipated to create operational synergies. In addition, the Florida Canyon Mine is located in close proximity to Argonaut’s corporate headquarters, which is anticipated to allow the Combined Company to benefit from synergies with regards to its general and administrative expenses.

•                  Robust Growth Pipeline: The Combined Company will benefit from strong internal growth potential and additional long-term development optionality from the Ana Paula Project and Cerro del Gallo Projects in Mexico and the Magino Project in Canada.

•                  Improved Capital Markets Scale: The Arrangement is expected to elevate the Combined Company within its peer group as a result of an expanded asset portfolio and an increased market presence, which should result in a broader appeal to the institutional shareholder base, increased research coverage and improved trading liquidity.

•                  Strong Financial Position: The Combined Company will be well financed, with pro forma Combined Cash of approximately US$55 million and access to US$31 million under Argonaut’s existing revolving credit facility as of December 31, 2019.

•                  Unanimous Board Approval: The Argonaut Board has unanimously recommended support for the Arrangement.

•                  Key Shareholder Support. Directors and officers of Argonaut holding in the aggregate approximately 2.28% of the issued and outstanding Argonaut Shares as at March 30, 2020, have entered into Voting Support Agreements pursuant to which they have agreed, among other things, to vote in favour of the Share Issuance Resolution.

•                  Receipt by the Argonaut Board of Scotia Fairness Opinion: The Argonaut Board has received a fairness opinion from Scotia Capital Inc. that the Arrangement Consideration is fair, from a financial point of view, to Argonaut.

•                  Alternatives to the Transaction: Argonaut regularly evaluated business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with the best interest of Argonaut. The Argonaut Board, with the assistance of financial and legal advisors, assessed the alternatives reasonably available and determined the Arrangement represents the best current prospect for maximizing shareholder value.

•                  Shareholder Approval: The Share Issuance Resolution must be approved by at least a majority of the votes cast by Argonaut Shareholders at the Argonaut Meeting, providing protection for Argonaut Shareholders.

Shareholder Vote

Share Issuance Resolution

At the Argonaut Meeting, Argonaut Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the issuance of up to 63,587,494 Argonaut Shares pursuant to the Arrangement, comprising (i) up to 58,433,639 Argonaut Shares to be issued to Alio Shareholders (other than any Alio Shareholders validly exercising dissent rights) in exchange for their Alio Shares (including an aggregate of 792,954 Argonaut Shares to be issued to Former Alio Shareholders in exchange for Alio Shares issued prior to the effective time of the Arrangement in settlement of any performance share units of Alio, restricted share units of Alio and deferred share units of Alio); (ii) up to 3,608,962 Argonaut Shares issuable upon the exercise of the Replacement Argonaut Options; and (iii) up to 1,544,893 Argonaut Shares issuable upon the exercise of the Alio Warrants (the “Share Issuance Resolution”). To be effective, the Share Issuance Resolution must be approved at the Argonaut Meeting by at least a majority of the votes cast on the Share Issuance Resolution by the Argonaut Shareholders attending the virtual meeting or represented by proxy and entitled to vote at the Argonaut Meeting.

The accompanying notice of annual and special meeting of Argonaut Shareholders (the “Argonaut Notice of Meeting”) and accompanying Circular provide a description of the Arrangement and include certain additional information to assist you in considering how to vote on the Share Issuance Resolution. You are urged to read this information carefully and, if you require assistance, to consult your tax, financial, legal or other professional advisors.

Argonaut Shareholders holding, in the aggregate, approximately 2.28% of the issued and outstanding Argonaut Shares as of March 30, 2020 have entered into Voting Support Agreements with Alio agreeing to support the Arrangement and vote their Argonaut Shares in favour of the Share Issuance Resolution, subject to certain exceptions.

Argonaut Board Recommendation

After careful consideration, the Argonaut Board determined, in consultation with its legal and financial advisors, and based in part on a fairness opinion received from Scotia Capital Inc. as described in the accompanying Circular, that the Arrangement is in the best interests of Argonaut, and unanimously recommends that Argonaut Shareholders vote FOR the Share Issuance Resolution. The determination of the Argonaut Board is based on various factors described more fully in the accompanying Argonaut Notice of Meeting and Circular.

We recommend that you review in detail the full reasons for the Argonaut recommendation and the Alio recommendation, which are set out in the accompanying Circular under the heading “Reasons for the Argonaut Board and Alio Board Recommendations”.

Vote your Argonaut Shares Today FOR the Share Issuance Resolution

Your vote is very important regardless of the number of Argonaut Shares you own. If you are a registered Argonaut Shareholder (i.e., your name appears on the register of the Argonaut Shares maintained by or on behalf of Argonaut) and you are unable to attend the Argonaut Meeting, we encourage you to complete, sign, date and return the accompanying form of proxy (the “Argonaut Proxy”) so that your Argonaut Shares can be voted at the Argonaut Meeting (or at any adjournments or postponements thereof) in accordance with your instructions. To be effective, the enclosed Argonaut Proxy must be received by Argonaut’s transfer agent, Computershare Trust Company of Canada (according to the instructions on the proxy), not later than 11:30 a.m. (Eastern time) on May 15, 2020, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the time of the Argonaut Meeting (as it may be adjourned or postponed from time to time). The deadline for the deposit of proxies may be waived or extended by the Chair of the Argonaut Meeting at his discretion, without notice.

If you hold Argonaut Shares through a broker, custodian, nominee or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Argonaut Meeting.

Conditions

Subject to obtaining the requisite approvals of the Argonaut Shareholders, the Alio Shareholders, Alio Securityholders and the Supreme Court of British Columbia, it is anticipated that the Arrangement will be completed as soon as practicable following receipt of the final order of the Supreme Court of British Columbia, which is expected to be obtained on or about May 22, 2020, and following the satisfaction or waiver of all other conditions precedent to the Arrangement.

The accompanying Circular contains a detailed description of the Arrangement, as well as detailed information regarding Argonaut and Alio and certain pro forma and other information regarding the Combined Company after giving effect to the Arrangement.

Shareholder Questions

If you have any questions or need assistance in your consideration of the Share Issuance Resolution or with the completion and delivery of your proxy, please contact Gryphon Advisors Inc., the Argonaut proxy solicitation agent, by telephone at: 1-877-353-5209 (North American Toll Free) or 1-416-661-6592 (Outside North America); or by email at: inquiries@gryphonadvisors.ca.

On behalf of Argonaut, we would like to thank all Argonaut Shareholders for their continuing support.

Yours truly,

“James E. Kofman”	“Peter C. Dougherty”

James E. Kofman	Peter C. Dougherty
Chairman	Director, President and Chief Executive Officer

April 17, 2020

Dear Securityholder of Alio Gold Inc.:

It is my pleasure to extend to you, on behalf of the board of directors (the “Alio Board”) of Alio Gold Inc. (“Alio”), an invitation to attend the annual general and special meeting (the “Alio Meeting”) of the holders of common shares of Alio (“Alio Shareholders”), holders of options to acquire Alio Shares (“Alio Options”), holders of performance share units of Alio (“Alio PSUs”), holders of restricted share units of Alio (“Alio RSUs”) and holders of deferred share units of Alio (“Alio DSUs”) (collectively, the “Alio Securityholders”) to be held in virtual only format, which will be conducted via live audio webcast, at 8:30 a.m. (Pacific time) on Wednesday, May 20, 2020.

The Arrangement

On March 30, 2020, Alio entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Argonaut Gold Inc. (“Argonaut”) , whereby, subject to the terms and conditions of the Arrangement Agreement, Argonaut will acquire all of the issued and outstanding common shares of Alio (the “Alio Shares”) on the basis of 0.67 of a common share of Argonaut (each whole share, an “Argonaut Share”) for each Alio Share outstanding immediately prior to the effective time of the Arrangement (defined herein) pursuant to a statutory plan of arrangement (the “Arrangement”) under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”). In addition, pursuant to the Arrangement, and subject to the terms and conditions of the Arrangement Agreement, all of the outstanding Alio Options, to the extent they have not been exercised prior to the effective time of the Arrangement, will be exchanged for options to acquire such number of Argonaut Shares (the “Replacement Argonaut Options”) equal to the number of Alio Shares subject to the Alio Option multiplied by 0.67, at an exercise price per Replacement Argonaut Option equal to the exercise price of the Alio Option divided by 0.67.The other terms and conditions of each Replacement Argonaut Options will be the same as the terms and conditions of the Alio Options, except that the Replacement Argonaut Options, in the event the holder of the Replacement Argonaut Option ceases to provide continuous services as an employee, consultant or director to Argonaut after the Arrangement, will expire on the later of the date that is one year from the effective date of the Arrangement and the date that such Alio Options would have otherwise expired pursuant to the terms of the Alio stock option plan or the contractual terms applicable to such Alio Options. Warrantholders of Alio not exercising their Alio warrants prior to the effective time of the Arrangement will, upon subsequent exercise of such Alio warrant, be entitled to receive, in lieu of each Alio Share which such holder would otherwise have been entitled to receive, 0.67 of an Argonaut Share for each Alio warrant exercised.

Alio PSUs, Alio RSUs and Alio DSUs outstanding immediately prior to the effective time of the Arrangement (the “Alio Share Entitlements”) will vest pursuant to the Arrangement and be exchanged for 50% of the value of the Alio Share Entitlement in cash and 50% of the value of the Alio Share Entitlement Alio Shares, net of applicable withholding tax, which Alio Shares will be exchanged pursuant to the Arrangement on the basis of 0.67 of an Argonaut Share for each Alio Share. The value of the Alio Share Entitlements exchanged pursuant to the Arrangement will be determined based on the closing price of the Alio Shares on the Toronto Stock Exchange (the “TSX”) on the trading day which is five business days prior to the effective date of the Arrangement.

Under the terms of the Arrangement, Alio Shareholders (other than any Alio Shareholders validly exercising dissent rights) will be entitled to receive 0.67 of an Argonaut Share in exchange for each Alio Share held immediately prior to the effective time of the Arrangement (other than any Alio Shareholders validly exercising dissent rights) in exchange for their Alio Shares (including any Alio Shares issued prior to the effective time of the Arrangement in exchange for the Alio Share Entitlements) (the “Arrangement Consideration”). Alio Shares issued prior to the effective time of the Arrangement in exchange for the Alio Share Entitlements will not carry dissent rights The Arrangement Consideration represents consideration to Alio Shareholders of $0.71 per Alio Share based on the pre-announcement closing price of Argonaut Shares of $1.06 per Argonaut Share on the TSX as at March 27, 2020 (being the last trading day prior to the announcement of the Arrangement).

Some Key Reasons for the Arrangement

•                  Diversified Intermediate Producer: The Combined Company (as defined in the Circular) will have a diversified production platform comprised of four operations totaling more than 235,000 gold equivalent ounces2 annually as well as an enhanced asset portfolio and mineral reserve and mineral resource base.

•                  Increased Geographical Diversification: The Combined Company will benefit from improved geographical diversification with assets in Mexico, USA and Canada.

•                  Operating and Jurisdictional Synergies: The Combined Company expects to apply Argonaut’s experience in open pit mining to the open pit, heap leach mining at the Florida Canyon Mine, which is anticipated to create operational synergies. In addition, the Florida Canyon Mine is located in close proximity to Argonaut’s corporate headquarters, which is anticipated to allow the Combined Company to benefit from synergies with regards to its general and administrative expenses.

•                  Enhanced Growth Pipeline: The Combined Company will benefit from enhanced internal growth potential and additional long-term development optionality from the Ana Paula Project and Cerro del Gallo Projects in Mexico and the Magino Project in Canada.

•                  Improved Capital Markets Scale: The Arrangement is expected to elevate the Combined Company within its peer group as a result of an expanded asset portfolio and an increased market presence, which should result in a broader appeal to the institutional shareholder base, increased research coverage and improved trading liquidity.

•                  Market Reaction: Since the announcement of the Transaction, Alio’s share price has increased by approximately 22% from the unaffected share price prior to the announcement. Overall, the market reaction following the announcement on the morning of March 30th, 2020 has been positive.

•                  Strong Financial Position: The Combined Company will be well financed, with pro forma combined cash of approximately US$55 million and access to US$31 million under Argonaut’s existing revolving credit facility as of December 31, 2019.

•                  Proven Board and Management. The Arrangement integrates board and management with proven experience in discovering, permitting, financing, developing and operating mining assets to industry standards in North America.

•                  Unanimous Board Approval and Key Shareholder Support. The Alio Board, after deliberation and consideration by the independent members of the Alio Board, has unanimously recommended support for the Arrangement. Additionally, each of the members of the Alio Board and the Alio management team, representing 1.12% of Alio Shareholders, have entered into Voting Support Agreements.

•                  Receipt by the Alio Board of Directors of a Fairness Opinion. The Alio Board has received a fairness opinion from RBC Capital Markets that the Arrangement Consideration is fair, from a financial point of view, to the Alio Shareholders.

•                  Court Process. The Arrangement will be subject to a judicial determination of the Court that the terms and conditions of the Arrangement are fair and reasonable, both procedurally and substantively, to Alio Securityholders.

2  Gold equivalent ounces are based on a conversion ratio of 80:1 for silver to gold ounces.  The conversion ratios are based on three year trailing average silver to gold exchange ratio.

•                  Dissent Rights. Registered Alio Shareholders (other than Alio Securityholders receiving Alio Incentive Compensation Shares) who do not vote in favour of the Arrangement will have the right to require a judicial appraisal of their Alio Shares and obtain “fair value” for their Alio Shares pursuant to the proper exercise by such Alio Shareholders of the Dissent Rights.

•                  Extensive Due Diligence. Each of Alio, including its management and technical services team, with assistance from outside advisors, completed a detailed review of Argonaut, including its material properties, and was satisfied by such review.

•                  Procedural Safeguards for Alio Securityholders. Notwithstanding the limitations contained in the Arrangement Agreement on Alio’s ability to solicit interest from third parties, the Arrangement Agreement allows Alio to engage in discussions or negotiations with respect to an unsolicited written Acquisition Proposal at any time prior to Alio Securityholder Approval and after the Alio Board determines, in good faith, after consultation with its financial advisors and legal counsel, that such Acquisition Proposal could reasonably be expected to constitute or lead to a Superior Proposal. In the event of a termination of the Arrangement Agreement in response to a Superior Proposal, the amount of the Termination Fee, being US$2.0 million, is reasonable in the circumstances.

Securityholder Votes

At the Alio Meeting, the Alio Securityholders will be asked to consider and, if deemed advisable, pass a special resolution approving the Arrangement (the “Arrangement Resolution”). To be effective, the Arrangement Resolution must be approved at the Alio Meeting by (i) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Alio Shareholders present at the virtual meeting or represented by proxy and entitled to vote at the Alio Meeting, and (ii) at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Alio Securityholders (as defined in the accompanying Circular, such that each Alio Shareholder and Alio Securityholder is entitled to one vote for each Alio Share, Alio Option, Alio PSU, Alio RSU or Alio DSU (collectively, the “Alio Securities”) held by such Alio Shareholder or Alio Securityholder, as applicable) present or represented by proxy and entitled to vote at the Alio Meeting. The Alio Meeting is expected to be held concurrently with the annual and special meeting of Argonaut Shareholders which has been called to consider the Arrangement.

This year, out of an abundance of caution, to proactively deal with the public health impact of the COVID-19 pandemic and to mitigate risks to the health and safety of our communities and Alio Securityholders, we will hold the Alio Meeting in a virtual only format, which will be conducted via live audio webcast. Alio Securityholders will have an equal opportunity to participate at the Alio Meeting online, regardless of their geographic location. Alio Securityholders will not be able to attend the Alio Meeting. Inside the Circular, you will find important and detailed instructions about how to participate at our virtual Alio Meeting.

Alio Shareholders holding, in the aggregate, approximately 1.12% of the issued and outstanding Alio Shares and approximately 3.9% of the Alio Securities as of March 30, 2020 have entered into Voting Support Agreements with Argonaut agreeing to support the Arrangement and vote their Alio Securities in favour of the Arrangement Resolution, subject to certain exceptions.

The Alio Meeting is both an annual and special meeting. Therefore, Alio Shareholders must also consider certain other annual meeting resolutions set forth in the accompanying Alio Notice of Meeting (as defined herein). The completion of the Arrangement or approval of the Arrangement Resolution is not conditional upon the approval of any Alio Annual Resolutions (as defined in the accompanying Alio Notice of Meeting) that Alio Shareholders are being asked to consider. Even if the Arrangement Resolution is approved, Alio Shareholders must also consider the Alio Annual Resolutions, including the election of directors and the appointment of the independent auditors.

The accompanying notice of annual and special meeting of Alio Shareholders (the “Alio Notice of Meeting”) and accompanying joint management information circular (the “Circular”) provide a description of the Arrangement and include certain additional information to assist you in considering how to vote on the Arrangement Resolution. You are urged to read this information carefully and consider the merits of the Arrangement, and, if you require assistance, to consult your tax, financial, legal or other professional advisors.

Alio Board Recommendation

After careful consideration, including deliberation and consideration by the independent members of the Alio Board, the Alio Board has determined, after consultation with its legal and financial advisors, and based in part on an oral fairness opinion (subsequently confirmed in writing) received from RBC Capital Markets, as described in the accompanying Circular, that the Arrangement is in the best interests of Alio and unanimously recommends that Alio Securityholders vote FOR the Arrangement Resolution. The determination of the Alio Board is based on various factors described more fully in the Alio Notice of Meeting and Circular.

Vote your Alio Securities Today FOR the Arrangement Resolution and your Alio Shares FOR the Alio Annual Resolutions

Your vote is very important regardless of the number of Alio Securities you own. If you are a registered Alio Securityholder (i.e., your name appears on the register of the particular Alio Securities maintained by or on behalf of Alio) and you are unable to attend the Alio Meeting, we encourage you to complete, sign, date and return the accompanying Alio Proxy so that your Alio Securities can be voted at the Alio Meeting (or at any adjournments or postponements thereof) in accordance with your instructions. To be effective, the enclosed Alio Proxy must be received by Alio’s Transfer Agent, Computershare Trust Company of Canada, according to the instructions on the proxy), not later than 8:30 a.m. (Pacific time) on May 15, 2020, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the time of the Alio Meeting (as it may be adjourned or postponed from time to time). The deadline for the deposit of proxies may be waived or extended by the Chair of the Alio Meeting at his or her discretion, without notice. Voting by proxy will not prevent you from voting online at the Alio Meeting if you attend the virtual Alio Meeting but will ensure that your vote will be counted if you are unable to attend.

Registered Alio Shareholders and holders of Alio Options, Alio RSUs, Alio PSUs and Alio DSUs will be able to attend, participate and vote at the Alio Meeting online at https://web.lumiagm.com/264350037. Non-registered Alio Shareholders (being Alio Shareholders who hold their Alio Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary or depository, such as CDS & Co., in Canada, and The Depository Trust Company, in the United States, of which an intermediary is a participant) who have not arranged for due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Alio Meeting.

If you hold Alio Shares through a broker, custodian, nominee or other intermediary, you should follow the instructions provided by your intermediary to ensure your vote is counted at the Alio Meeting and should arrange for your intermediary to complete the necessary steps to ensure that you receive payment for your securities as soon as possible following completion of the Arrangement.

An Alio Securityholder who wishes to appoint a person other than the management nominees identified on the form of proxy (or proxies) or voting instruction form (“VIF”), as applicable, to represent him, her or it at the Alio Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy (or proxies) or VIF, as applicable, and following the instructions for submitting such form of proxy (or proxies) or VIF, as applicable. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy (or proxies) or VIF. If you wish that a person other than the management nominees identified on the form of proxy (or proxies) or VIF attend and participate at the Alio Meeting as your proxy and vote your Alio Shares, Alio Options, Alio PSUs, Alio RSUs and/or Alio DSUs, including if you are not a registered holder of Alio Shares and wish to appoint yourself as proxyholder to attend, participate and vote at the Alio Meeting, you MUST register such proxyholder after having submitted your form of proxy (or proxies) or VIF, as applicable, identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Alio Meeting (a “Username”). Without a Username, proxyholders will not be able to attend, participate or vote at the Alio Meeting. To register a proxyholder, Alio Securityholders MUST visit http://www.computershare.com/aliogold and provide Computershare Trust Company of Canada with their proxyholder’s contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a Username via email.

If you are a Registered Alio Shareholder (as defined in the accompanying Circular), we encourage you to complete, sign, date and return the enclosed Letter of Transmittal (the “Letter of Transmittal”) in accordance with the instructions set out therein and in the Circular, together with the certificate(s) representing your Alio Shares, to the Depositary (as defined in the accompanying Circular) at the address specified in the Letter of Transmittal. The Letter of Transmittal contains other procedural information relating to the Arrangement and should be reviewed carefully. If you are an Alio RSU Holder, Alio DSU Holder or Alio PSU Holder (each as defined in the accompanying Circular), we encourage you to complete, sign, date and return the enclosed Letter of Transmittal to the Depositary at the address specified in the Letter of Transmittal. If you are both a Registered Alio Shareholder and an Alio RSU Holder, Alio DSU Holder and/or Alio PSU Holder, you will need to complete two copies of the Letter of Transmittal: one for the Alio Shares you hold and one for the Alio RSUs, Alio DSUs and/or Alio PSUs that you hold.

Conditions

Subject to obtaining the requisite approvals of the Argonaut Shareholders, the Alio Securityholders and the Supreme Court of British Columbia, it is anticipated that the Arrangement will be completed as soon as practicable following receipt of the final order of the Supreme Court of British Columbia, which is expected to be obtained on or about May 22, 2020, and following the satisfaction or waiver of all other conditions precedent to the Arrangement.

The accompanying Circular contains a detailed description of the Arrangement, as well as detailed information regarding Alio and Argonaut and certain pro forma and other information regarding the Combined Company (as defined in the accompanying Circular) after giving effect to the Arrangement (as defined in the accompanying Circular). It also includes certain risk factors relating to Alio, Argonaut, the Combined Company assuming the completion of the Arrangement, and the potential consequences of an Alio Securityholder exchanging Alio Securities for Argonaut Shares (in the case of Alio Shareholders and holders of Alio Share Entitlements) and holders of Alio Options exchanging those Alio Options for replacement options in connection with the Arrangement.

Securityholder Questions

If you have any questions or need assistance in your consideration of the Arrangement, with the completion and delivery of your proxy or about submitting your securities and Letter of Transmittal to the Arrangement, please contact Laurel Hill Advisory Group, the Alio proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

On behalf of Alio, I would like to thank all Alio Securityholders for their continuing support.

Yours truly,

“Mark Backens”

Mark Backens
Director, President and Chief Executive Officer of Alio Gold Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING OF ARGONAUT SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Argonaut Meeting”) of shareholders (“Argonaut Shareholders”) of Argonaut Gold Inc. (“Argonaut”) will be held at 11:30 a.m. (Eastern time) on Wednesday, May 20, 2020 via online audio at https://web.lumiagm.com/221570123, subject to any adjournment(s) or postponement(s) thereof, for the following purposes:

(a)                                 to receive Argonaut’s audited consolidated financial statements for the year ended December 31, 2019 and the independent auditors’ report thereon;

(b)                                 to elect directors to Argonaut’s board of directors;

(c)                                  to appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants as Argonaut’s independent auditors until the close of the next annual meeting of shareholders of Argonaut and to authorize the directors to fix their remuneration;

(d)                                 to consider and, if thought advisable, approve, with or without amendment, a resolution (the “Share Incentive Plan Resolution”) re-authorizing the Argonaut share incentive plan and approving amendments thereto, as more particularly described in the accompanying joint management information circular dated April 17, 2020 (the “Circular”);

(e)                                  to have a shareholder advisory vote on Argonaut’s approach to executive compensation, as more particularly described in the Circular (collectively, items (b) through (e) are the “Argonaut Annual Resolutions”);

(f)                                   to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the “Share Issuance Resolution”), the full text of which is set out in Schedule “A” — “Resolutions to be Approved at the Argonaut Meeting” to the accompanying Circular, to authorize and approve the issuance of up to 63,587,494 common shares of Argonaut (“Argonaut Shares”) in connection with the proposed acquisition by Argonaut of all of the outstanding common shares of Alio Gold Inc. (“Alio”), including upon the exercise of (A) options to acquire Argonaut Shares that are issued in exchange for outstanding options to acquire common shares of Alio (the “Alio Shares”) and (B) warrants of Alio (“Alio Warrants”), which will entitled the holder thereof to acquire Argonaut Shares, in lieu of each Alio Share which such holder would otherwise have been entitled to receive, in connection with the proposed plan of arrangement under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Arrangement”) involving Argonaut and Alio to be completed pursuant to the terms and subject to the conditions of the arrangement agreement dated March 30, 2020 between Argonaut and Alio; and

(g)                                  to transact such other business as may properly be brought before the Argonaut Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Argonaut Meeting are set forth in the accompanying Circular. The full text of the Share Issuance Resolution (being item (f) set out above) and the Argonaut Annual Resolutions (being items (a) through (e) set out above) are set out in Schedule “A”— “Resolutions to be Approved at the Argonaut Meeting” to the accompanying Circular. If the Arrangement is not completed, the Argonaut Shares

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referred to in the Share Issuance Resolution will not be issued even if the Share Issuance Resolution is approved at the Argonaut Meeting.

At the Argonaut Meeting, Argonaut Shareholders (as defined in the Circular) will be asked to consider and, if deemed advisable, pass the Share Issuance Resolution approving the issuance of up to 63,587,494 Argonaut Shares pursuant to the Arrangement, comprising (i) up to 58,433,639 Argonaut Shares to be issued to Alio Shareholders (other than any Alio Shareholders validly exercising dissent rights) in exchange for their Alio Shares (including an aggregate of 792,954 Argonaut Shares to be issued to Former Alio Shareholders in exchange for Alio Shares issued prior to the effective time of the Arrangement in settlement of any performance share units of Alio, restricted share units of Alio and deferred share units of Alio); (ii) up to 3,608,962 Argonaut Shares issuable upon the exercise of the Replacement Argonaut Options; and (iii) up to 1,544,893 Argonaut Shares issuable upon the exercise of the Alio Warrants.

The board of directors of Argonaut (the “Argonaut Board”) unanimously recommends that Argonaut Shareholders vote in favour of the Share Issuance Resolution. It is a condition to the completion of the Arrangement that the Share Issuance Resolution be approved at the Argonaut Meeting.

The record date (the “Argonaut Record Date”) for determination of Argonaut Shareholders entitled to receive notice of and to vote at the Argonaut Meeting is the close of business on March 30, 2020. Only Argonaut Shareholders whose names have been entered in the register of holders of Argonaut Shares on the close of business on the Argonaut Record Date are entitled to receive notice of and to vote at the Argonaut Meeting. Each Argonaut Share entitled to be voted on each resolution at the Argonaut Meeting will entitle the holder to one vote at the Argonaut Meeting on all matters to come before the Argonaut Meeting. The Share Issuance Resolution must be approved by at least a majority of the votes cast by the Argonaut Shareholders at the virtual meeting or represented by proxy and entitled to vote at the Argonaut Meeting.

An Argonaut Shareholder may attend the Argonaut Meeting online or may be represented by proxy. Argonaut Shareholders who are unable to attend the Argonaut Meeting or any adjournment thereof are requested to date, sign and return the accompanying form of proxy (the “Argonaut Proxy”) for use at the Argonaut Meeting or any adjournment thereof. To be effective, the proxy must be received by our transfer agent, Computershare Trust Company of Canada by mail at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1; or by facsimile transmission: 1-866-249-7775 (North American Toll Free) or (416) 263-9524 not later than 11:30 a.m. (Eastern time) on May 15, 2020 or 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Argonaut Meeting may be adjourned. Notwithstanding the foregoing, the Chair of the Argonaut Meeting has the discretion to accept proxies received after such deadline.

To proactively deal with the unprecedented public health impact of corona virus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Argonaut Meeting will be held in a virtual only format, which will be conducted via live online audio only. Argonaut Shareholders (as defined in the Circular) and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/221570123 where Registered Argonaut Shareholders (as defined in the Circular) and duly appointed proxyholders can participate, vote, or submit questions during the meeting’s live audiocast. You have to be connected to the internet at all times to be able to vote — it’s your responsibility to make sure you stay connected for the entire Argonaut Meeting.

If an Argonaut Shareholder receives more than one form of proxy because such holder owns Argonaut Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you are a non-registered holder of Argonaut Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The Argonaut Proxy confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Argonaut Meeting; and (ii) other matters that may properly come before the Argonaut Meeting. As of the date hereof, management of Argonaut knows of no amendments, variations or other matters to come before the Argonaut Meeting other than the matters set forth in this Argonaut Notice of Meeting. Argonaut

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Shareholders who are planning on returning the accompanying Argonaut Proxy are encouraged to review the accompanying Circular carefully before submitting the proxy form. It is the intention of the persons named in the enclosed Argonaut Proxy, if not expressly directed to the contrary in such proxy, to vote in favour of the Share Issuance Resolution.

If you have any questions or require any assistance in completing your proxy or voting instruction form, please contact Gryphon Advisors Inc., the Argonaut proxy solicitation agent, by telephone at: 1-877-353-5209 (North American Toll Free) or 1-416-661-6592 (Outside North America); or by email at: inquiries@gryphonadvisors.ca.

DATED at Toronto, Ontario, Canada, this 17th day of April, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

“James E. Kofman”	“Peter C. Dougherty”
James E. Kofman	Peter C. Dougherty
Chairman	Director, President and Chief Executive Officer
Argonaut Gold Inc.	Argonaut Gold Inc.

VOTING METHOD	REGISTERED SHAREHOLDERS If your shares are held in your name and represented by a physical certificate	BENEFICIAL SHAREHOLDERS If your shares are held with a broker, bank or other intermediary
INTERNET	Visit www.investorvote.com.	Canadian Argonaut NOBOs (as defined in the Circular): Visit www.investorvote.com. Canadian Argonaut OBOs (as defined in the Circular) and US Beneficial Holders: Visit www.proxyvote.com.

TELEPHONE	1-866-732-VOTE (8683)	Canadian Argonaut NOBOs: (as defined in the Circular): Call 1-866-734-VOTE (8683) Canadian Argonaut OBOs (as defined in the Circular): Call 1-800-474-7493 United States: Call 1-800-454-8683

FACSIMILE	Fax your form of proxy to 1-866-249-7775	Canadian Argonaut NOBOs: Fax to 1-866-249-7775 Canadian Argonaut OBOs: Fax to 905-507-7793 or toll free to 1-866-623-5305. United States: N/A

MAIL	Mail your form of proxy using the reply envelope provided.	Mail your voting instruction form using the reply envelope provided.

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF ALIO SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that in accordance with the interim order of the Supreme Court of British Columbia (the “Court”) rendered April 17, 2020 (the “Interim Order”), as may be further varied and amended (the “Interim Order”), that an annual general meeting of holders (“Alio Shareholders”) of common shares (the “Alio Shares”) and special meeting of Alio Shareholders, holders of options (“Alio Options”), preferred share units (the “Alio PSUs”), restricted share units (the “Alio RSUs”) and deferred share units (the “Alio DSUs”) of Alio Gold Inc. (“Alio”) will be held virtually at http://web.lumiagm.com/264350037 on May 20, 2020 at 8:30 a.m. (Pacific Time), subject to any adjournment(s) or postponement(s) thereof.

At the meeting, the Alio Shareholders will receive the financial statements for the year ended December 31, 2019 and the report of the auditors thereon and will be asked to vote on the following:

(a)                                 to elect the directors of Alio to hold office until their successors are elected or appointed;

(b)                                 to appoint Deloitte LLP, Chartered Professional Accountants, as the auditor of Alio for the ensuing year and to authorize the directors to fix their remuneration;

(c)                                  to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the “Alio Arrangement Resolution”), the full text of which is set forth in Schedule “B” to the accompanying joint management information circular dated April 17, 2020 (the “Circular”), to authorize and approve an arrangement involving Alio and Argonaut Gold Inc. under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “Arrangement”); and

(d)                                 to transact such other business as may properly be brought before the Alio Meeting or any adjournment or postponement thereof.

At the meeting, Alio Shareholders and holders of Alio Options, Alio PSUs, Alio RSUs and Alio DSUs (on an “as-converted basis”), voting together as a single class will be asked to vote on the following:

(a)                                 to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, the Alio Arrangement Resolution, the full text of which is set forth in Schedule “B” to the Circular, to authorize and approve the Arrangement.

For the purposes of this notice, “as-converted basis” means, (i) in respect of Alio Options, on the basis of one Alio Share for each Alio Option (as defined in the Circular), (ii) in respect of the Alio PSUs (as defined in the Circular), on the basis of one Alio Share for each Alio PSU, (iii) in respect of Alio RSUs (as defined in the Circular), on the basis of one Alio Share for each Alio RSU, and (iii) in respect of Alio DSUs (as defined in the Circular), on the basis of one Share for each Alio DSU.

Specific details of the matters proposed to be put before the Alio Meeting are set forth in the accompanying Circular. The full text of the Alio Arrangement Resolution (being item (a) set out above) and the Alio Annual Resolutions (being items (b) through (d) set out above) are set out in Schedule “B” — “Resolutions to be Approved at the Alio Meeting” to the accompanying Circular.

Alio Shareholders who are registered holders of Alio Shares (“Registered Alio Shareholders”) and holders of Alio Options, Alio PSUs, Alio RSUs and Alio DSUs are entitled to either vote at the Meeting online or vote by proxy. Shareholders who are not Registered Alio Shareholders (“Non-Registered Alio Shareholders”) should carefully follow the instructions of their intermediaries (see “General Proxy Information — Alio Shareholders —Non-Registered Alio Shareholders”).

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In order to vote by proxy, Registered Alio Shareholders must fill out the YELLOW form of proxy and holders of Alio Options, Alio PSUs, Alio RSUs and/or Alio DSUs must fill out the GREEN form of proxy. If you are both a Registered Alio Shareholder and a holder of Alio Options, Alio PSUs, Alio RSUs and/or Alio DSUs and are voting by proxy, you must fill out BOTH the YELLOW and the GREEN forms of proxy to ensure your vote is properly counted.

Registered Alio Shareholders and holders of Alio Options, Alio PSUs, Alio RSUs and Alio DSUs who are unable to attend the virtual Meeting are encouraged to read, complete, sign, date and return the applicable enclosed form(s) of proxy in accordance with the instructions set out therein and in the Circular. In order to be valid for use at the Meeting, proxies must be received by our transfer agent at its mailing address of Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment or postponement thereof. The time limit for deposit of proxies may be waived or extended by the Chairperson of the Meeting at his or her discretion, without notice.

Registered Alio Shareholders and holders of Alio Options, Alio PSUs, Alio RSUs and Alio DSUs and duly appointed proxyholders of such Registered Alio Shareholders and holders of Alio Options, Alio PSUs, Alio RSUs and Alio DSUs will be able to attend, participate and vote at the Meeting online at http://web.lumiagm.com/264350037. An Alio Shareholder or holder of Alio Options, Alio PSUs, Alio RSUs or Alio DSUs who wishes to appoint a person other than the management nominees identified on the applicable form(s) of proxy or voting instruction form (“VIF”), as applicable, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the applicable form(s) of proxy or VIF, as applicable, and following the instructions for submitting such form of proxy or VIF, as applicable. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your applicable form(s) of proxy or VIF. If you wish that a person other than the management nominees identified on the applicable form(s) of proxy or VIF attend and participate at the Meeting as your proxy and vote your Alio Shares, Alio Options, Alio PSUs, Alio RSUs and/or Alio DSUs, including, if you are a Non-Registered Alio Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your applicable form(s) of proxy or VIF, as applicable, identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting (a “Username”). Without a Username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, Alio Shareholders and holders of Alio Options, Alio PSUs, Alio RSUs and Alio DSUs MUST visit http://www.computershare.com/aliogold and provide Computershare Trust Company of Canada with their proxyholder’s contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a Username via email.

Proxies must be deposited with Computershare Trust Company of Canada no later than 8:30 a.m. (Pacific time) on May 15, 2020 (or if the Alio Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays). Voting by proxy will not prevent you from voting online at the Meeting if you attend the virtual Alio Meeting but will ensure that your vote will be counted if you are unable to attend. Non-Registered Alio Shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting in accordance with such Alio Shareholder’s instructions. Please refer to the section in the Circular entitled “General Proxy Information — Alio Shareholders - Non-Registered Alio Shareholders” for information on how to vote your securities if you are a non-registered shareholder.

Pursuant to and in accordance with the Interim Order and the provisions of sections 237 to 247 of the Business Corporations Act (British Columbia) (“BCBCA”) (as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court), each Registered Alio Shareholder has been granted the right to dissent in respect of the Alio Arrangement Resolution and the dissent rights are described in the accompanying Circular. To exercise such right, Registered Alio Shareholders must (i) deliver a written notice of dissent to the Arrangement Resolution to Alio, by mail to Alio Gold Corp. c/o Blake, Cassels & Graydon LLP, Suite 2600 — 595 Burrard Street, Vancouver, BC V7X 1L3 attn: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by not later than 5:00 p.m. (Pacific time) on Friday, May 15, 2020 or two business days prior to any adjournment or postponement of the Alio Meeting, (ii) not have voted in favour of the Alio Arrangement Resolution, and (iii) have otherwise complied with the provisions of section 238 of the BCBCA, as modified and supplemented by the Interim Order the Plan of Arrangement and any other order of the Court. The right to dissent is described in the accompanying

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Circular and the texts of the Plan of Arrangement, Interim Order and sections 237 to 247 of the BCBCA are set forth in Schedule “C” — “Plan of Arrangement”, Schedule “H” — “Interim Order” and Schedule “I” — “Business Corporations Act (British Columbia) — Sections 237 to 247”, respectively, to the accompanying Circular.

Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA, as may be modified and supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court, will result in the loss of any right of dissent.

If you have any questions or require any assistance in completing your proxy, please contact Laurel Hill Advisory Group, the Alio proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com.

Dated Vancouver, British Columbia this 17th day of April 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF ALIO GOLD INC.

“Paula Rogers”
Paula Rogers
Chair

Voting Methods	Internet	Telephone or Fax	Mail
Registered Alio Shareholders, Shares held in own name and represented by a physical certificate and Alio Options, Alio RSUs, Alio PSUs and Alio DSUs	Vote online at www.investorvote.com	Telephone: 1-866-732-8683 Fax: 1-866-249-7775	Return the form of proxy in the enclosed postage paid envelope.
Non Registered Shareholders Shares held with a broker, bank or other intermediary.	Vote online at www.proxyvote.com	Call or fax to the number(s) listed on your voting instruction form.	Return the voting instruction form in the enclosed postage paid envelope.

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JOINT MANAGEMENT INFORMATION CIRCULAR	1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1

NOTE TO U.S. SECURITYHOLDERS	2

GENERAL MATTERS	3

Reporting Currencies and Accounting Principles	3
Exchange Rate Data	4
Information Contained in this Circular	4
Information Contained in this Circular Regarding Argonaut	5
Information Contained in this Circular Regarding Alio	5

SUMMARY OF CIRCULAR	6

The Meetings	6
Purpose of the Meetings	7
Parties to the Arrangement	8
Effects of the Arrangement	8
Risk Factors	11
Argonaut Shareholder Approval	11
Alio Shareholder and Alio Securityholder Approval	11
The Arrangement	11
Opinions of Argonaut’s Financial Advisor	16
Opinion of RBC Capital Markets to the Alio Board	16
The Arrangement Agreement	17
The Voting Support Agreements	17
Procedure for Exchange of Alio Shares	18
Dissent Rights	19
Income Tax Considerations	20
Canadian Securities Laws	20
U.S. Securities Laws	20
Unaudited Pro Forma Consolidated Financial Information	21
Interests of Certain Persons in the Arrangement	21

ARGONAUT SHAREHOLDERS — QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT	22

GENERAL PROXY INFORMATION — ARGONAUT SHAREHOLDERS	29

Date, Time and Place of Argonaut Meeting	29
Purpose of the Argonaut Meeting	29
Argonaut Shareholders Entitled to Vote	30
Voting by Registered Argonaut Shareholders	30
Voting by Non-Registered Argonaut Shareholders	32
Solicitation of Proxies	33
Questions	34

GENERAL PROXY INFORMATION — ALIO SHAREHOLDERS	42

Date, Time and Place of the Alio Meeting	42
Purpose of the Alio Meeting	42
Alio Securityholders Entitled to Vote	42
Solicitation of Proxies	46
Questions	47

THE ARRANGEMENT	48

Background to the Arrangement	48
Recommendation of the Argonaut Board	50
Recommendation of the Alio Board	50
Reasons for the Argonaut Board and Alio Board Recommendations	51

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Opinions of Argonaut’s Financial Advisor	53
Opinion of RBC Capital Markets	54
Effects of the Arrangement	54
Description of the Arrangement	56
Securityholder and Court Approvals	58
Dissent Rights	60

THE ARRANGEMENT AGREEMENT	62

Representations and Warranties	63
Covenants	64
Conditions Precedent to the Arrangement	68
Non-Solicitation	71
Right to Match	73
Termination	73
Termination Fee and Expense Reimbursement	75
Amendment	76
Tolling Provisions	76

THE VOTING SUPPORT AGREEMENTS	76

Alio Voting Support Agreements	76
Argonaut Voting Support Agreements	78

PROCEDURE FOR EXCHANGE OF ALIO SHARES	80

Letter of Transmittal	80
Exchange Procedure	80
Cancellation of Rights after Six Years	82
Fractional Interest	82
Withholding Rights	82

SECURITIES LAW MATTERS	83

Canadian Securities Laws	83
U.S. Securities Laws	85

REGULATORY MATTERS	85

Competition Act (Canada)	85

PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	85

Holders Resident in Canada	86
Holders Not Resident in Canada	89

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS	91

U.S. Federal Income Tax Considerations Relating to the Arrangement	92
U.S. Federal Income Tax Considerations Relating to the Argonaut Shares	93

NOTICE TO NON-CANADIAN ALIO SHAREHOLDERS	96

INTERESTS OF DIRECTORS AND OFFICERS OF ARGONAUT IN THE ARRANGEMENT	96

INTERESTS OF DIRECTORS AND OFFICERS OF ALIO IN THE ARRANGEMENT	96

Alio Shares	96
Alio Options	96
Alio Warrants	98
Alio PSUs	98
Alio RSUs	98
Alio DSUs	98
Benefits of Directors and Executive Officers of Alio	98

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Continuing Insurance Coverage for Directors and Executive Officers of Alio	101

RISK FACTORS	101

Risk Factors Relating to the Arrangement	101
Risk Factors Related to the Combined Company	104
Risk Factors Related to the Operations of Argonaut	107
Risk Factors Related to the Operations of Alio	107

COMPARISON OF SHAREHOLDER RIGHTS	107

RESCISSION RIGHTS	107

INFORMATION CONCERNING ARGONAUT	108

INFORMATION CONCERNING ALIO	108

INFORMATION CONCERNING THE COMBINED COMPANY	108

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	108

MANAGEMENT CONTRACTS	108

AUDITORS	108

LEGAL MATTERS	108

ADDITIONAL INFORMATION	109

OTHER MATTERS	109

ARGONAUT BOARD APPROVAL	110

ALIO BOARD APPROVAL	110

GLOSSARY OF TERMS	111

CONSENT OF SCOTIA CAPITAL INC.	124

CONSENT OF RBC CAPITAL MARKETS	125

SCHEDULE “A”	RESOLUTIONS TO BE APPROVED AT THE ARGONAUT MEETING
SCHEDULE “B”	RESOLUTIONS TO BE APPROVED AT THE ALIO MEETING
SCHEDULE “C”	PLAN OF ARRANGEMENT
SCHEDULE “D”	FAIRNESS OPINION OF SCOTIA CAPITAL INC.
SCHEDULE “E”	FAIRNESS OPINION OF RBC CAPITAL MARKETS
SCHEDULE “F”	PETITION TO THE COURT
SCHEDULE “G”	NOTICE OF HEARING OF PETITION
SCHEDULE “H”	INTERIM ORDER
SCHEDULE “I”	BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) — SECTIONS 237 TO 247
SCHEDULE “J”	INFORMATION CONCERNING ARGONAUT
SCHEDULE “K”	INFORMATION CONCERNING ALIO
SCHEDULE “L”	INFORMATION CONCERNING THE COMBINED COMPANY
SCHEDULE “M”	ARGONAUT GOLD INC. - PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
SCHEDULE “N”	COMPARISON OF SHAREHOLDER RIGHTS UNDER THE OBCA AND THE BCBCA
SCHEDULE “O”	ANNUAL MATTERS OF ARGONAUT
SCHEDULE “P”	ANNUAL MATTERS OF ALIO
SCHEDULE “Q”	ALIO ELECTRONIC MEETING GUIDE

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JOINT MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Argonaut for use at the Argonaut Meeting to be held virtually at 11:30 a.m. (Eastern time) on Wednesday, May 20, 2020 and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying notice of annual general and special meeting of Argonaut Shareholders (the “Argonaut Notice of Meeting”).

This Circular is also furnished in connection with the solicitation of proxies by or on behalf of the management of Alio for use at the Alio Meeting to be held virtually at 8:30 a.m. (Pacific time) on Wednesday, May 20, 2020 and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying notice of annual general and special meeting of Alio Securityholders (the “Alio Notice of Meeting”).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, the information presented in this Circular and the information incorporated by reference herein, constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian Securities Laws (together, “forward-looking statements”) concerning the business, operations, plans and financial performance and condition of each of Argonaut, Alio and the Combined Company (as defined herein). Often, but not always, forward-looking statements can be identified by words such as “pro forma”, “plans”, “expects”, “may”, “should”, “could”, “will”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variations including negative variations thereof of such words and phrases that refer to certain actions, events or results that may, could, would, might or will occur or be taken or achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual plans, results, performance or achievements of Argonaut, Alio or the Combined Company to differ materially from any future plans, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the timing, closing or non-completion of the Arrangement, including due to the parties failing to receive, in a timely manner and on satisfactory terms, the necessary Court, securityholder, stock exchange and regulatory approvals or the inability of the parties to satisfy or waive in a timely manner the other conditions to the closing or the conditions precedent, as applicable, of the Arrangement; receipt of a Superior Proposal by Alio; Canadian tax treatment of Alio Holders, Alio Shares, dividends on Argonaut Shares and the disposition of Argonaut Shares; U.S. federal income tax rules on U.S. Holders of Alio Shares; inability to achieve the benefits or synergies anticipated from the Arrangement; actual operating cash flows, operating costs, free cash flows, mineral resources, total cash, transaction costs, and administrative costs of Argonaut, Alio or the Combined Company differing materially from those anticipated; Alio Shares delisting from the Toronto Stock Exchange (the “TSX”) and the NYSE American; payment of dividends by Alio, Argonaut or the Combined Company; project infrastructure requirements and anticipated processing methods, exploration expenditures of Alio differing materially from those anticipated; risks related to partnership or other joint operations; actual results of current exploration activities; variations in mineral resources, mineral production, grades or recovery rates or optimization efforts and sales; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; uninsured risks, including, but not limited to, pollution, cave ins or hazards for which insurance cannot be obtained; regulatory changes, defects in title; availability or integration of personnel, materials and equipment; inability to recruit or retain management and key personnel; the composition of the board of directors of the Combined Company differing from the anticipated composition; performance of facilities, equipment and processes relative to specifications and expectations; unanticipated environmental impacts on operations; market prices; production, construction and technological risks related to Argonaut and Alio; capital requirements and operating risks associated with the operations or an expansion of the operations of Argonaut and Alio; dilution due to future equity financings, fluctuations in gold, silver and other metal prices and currency exchange rates; uncertainty relating to future production, and cash resources; inability to successfully complete new development projects, planned expansions or other projects within the timelines anticipated; adverse changes to market, political and general economic conditions or laws, rules and regulations applicable to Argonaut, Alio or the Combined Company; changes in project parameters; the possibility of project cost overruns or unanticipated costs and expenses; accidents, labour disputes, community and stakeholder protests and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; risk of an undiscovered defect in title or other adverse claim; disruptions resulting from a pandemic virus outbreak, such as COVID-19; factors discussed under the heading “Risk Factors”; and those risks set out in Schedule “K” — “Information Concerning Alio” to this Circular, Schedule “J” — “Information Concerning Argonaut” to this Circular, and in the Argonaut AIF and the Alio AIF, which are available on SEDAR (www.sedar.com) under Argonaut’s and Alio’s issuer profile.

In addition, forward-looking and pro forma information herein is based on certain assumptions and involves risks related to the consummation or non-consummation of the Arrangement and the business and operations of Argonaut, Alio and the Combined Company. Forward-looking and pro forma information contained herein is based on certain assumptions including that Argonaut Shareholders will vote in favour of the Share Issuance Resolution, that Alio Shareholders will vote in favour of the Arrangement Resolution, that Alio Securityholders will vote in favour of the Arrangement Resolution, that the Court will approve the Arrangement, that all other conditions to the Arrangement are satisfied or waived and that the Arrangement will be completed. Other assumptions include, but are not limited to, interest and exchange rates; the price of gold, silver and other metals; competitive conditions in the mining industry; synergies between Argonaut and Alio; title to mineral properties; financing and funding requirements; general economic, political and market conditions; and changes in laws, rules and regulations applicable to Argonaut and Alio.

Although Argonaut and Alio have attempted to identify important factors that could cause plans, actions, events or results to differ materially from those described in forward-looking statements in this Circular, and the documents incorporated by reference herein, there may be other factors that cause plans, actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual plans, results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements in this Circular, nor in the documents incorporated by reference herein. All of the forward-looking statements made in this Circular, including all documents incorporated by reference herein, are qualified by these cautionary statements.

Certain of the forward-looking statements and other information contained herein concerning the mining industry and Argonaut’s and Alio’s general expectations concerning the mining industry, Argonaut, Alio and the Combined Company are based on estimates prepared by Argonaut and Alio using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which Argonaut and Alio believe to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While Argonaut and Alio are not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

Argonaut Shareholders and Alio Securityholders are cautioned not to place undue reliance on forward-looking statements. Argonaut and Alio undertake no obligation to update any of the forward-looking statements in this Circular or incorporated by reference herein, except as required by law.

NOTE TO U.S. SECURITYHOLDERS

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Argonaut Shares and Replacement Argonaut Options (collectively, the “Argonaut Securities”) to be issued to Alio Securityholders under the Arrangement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and are being issued in reliance on the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act on the basis of the approval of the Court, which will consider, among other things, the fairness of the terms and conditions of the Arrangement to Alio Securityholders. See “The Arrangement — Securityholder and Court Approvals — Court Approval of the Arrangement”. The Argonaut Securities to be issued to Alio Securityholders under the Arrangement will not be subject to resale restrictions under U.S. Securities Laws, except that the U.S. Securities Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who are, or within the 90 days immediately before such resale were, “affiliates” of the issuer of those securities. See “Securities Law Matters — U.S. Securities Laws”.

Alio Securityholders who are U.S. Holders (as defined herein under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders”) or otherwise resident in the United States should be aware that the Arrangement described herein may have tax consequences both in the United States and in Canada. Such consequences for Alio Securityholders may not be described fully herein. For a general discussion of the principal Canadian federal income tax considerations to investors who are resident in the United States, see “Principal Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”. For a general discussion of certain U.S. federal income tax considerations to investors who are U.S. Holders, see “Certain U.S. Federal Income Tax Considerations for U.S. Holders”. Alio Securityholders who are U.S. Holders or otherwise resident in the United States are urged to consult their own tax advisors with respect to such Canadian and U.S. federal income tax consequences and the applicability of any federal, state, local, foreign and other tax laws.

Each of Argonaut and Alio is a “foreign private issuer” within the meaning of Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, neither Argonaut nor Alio is subject to the proxy requirements of section 14(a) of the U.S. Exchange Act, and this Circular has been prepared in accordance with the disclosure requirements of Canadian Securities Laws. Alio Securityholders resident in the United States should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. Securities Laws. In particular, the financial statements of Argonaut and Alio included or incorporated by reference herein have been prepared in accordance with IFRS, which differs from U.S. GAAP in certain material respects.

In addition, the technical information included or incorporated by reference in this Circular has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the SEC. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, technical information contained in this Circular may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that each of Argonaut and Alio is organized under the laws of a jurisdiction other than the U.S., that some or all of their respective officers and directors are residents of countries other than the U.S., that some or all of the experts named in this Circular and the documents incorporated by reference herein may be residents of countries other than the U.S., and that all or a substantial portion of the assets of Argonaut and Alio and such persons are located outside the U.S. As a result, it may be difficult or impossible for Argonaut Shareholders or Alio Securityholders resident in the U.S. to effect service of process within the U.S. upon Argonaut or Alio, their respective officers and directors or the experts named in this Circular and any documents incorporated by reference herein, or to realize, against them, upon judgments of courts in the U.S. predicated upon civil liabilities under U.S. Securities Laws. In addition, Argonaut Shareholders and Alio Securityholders resident in the U.S. should not assume that Canadian courts: (a) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws or the state-specific “blue sky” securities laws of any state within the U.S.; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the U.S.

GENERAL MATTERS

Reporting Currencies and Accounting Principles

Unless otherwise indicated, all references to “$” or “C$” in this Circular refer to Canadian dollars.

The financial statements of Argonaut that are incorporated by reference in this Circular are reported in U.S. dollars and are prepared in accordance with IFRS. The financial statements of Alio that are incorporated by reference in this Circular are reported in U.S. dollars and are prepared in accordance with IFRS. The pro forma financial statements of Argonaut that are included in Schedule “M”— “Argonaut Gold Inc. - Pro Forma Consolidated Financial Statements” to this Circular are reported in U.S. dollars.

Exchange Rate Data

The following table sets forth: (i) the rates of exchange for U.S. dollars expressed in Canadian dollars in effect at the end of the periods indicated; (ii) the average exchange rates in effect during such periods; (iii) the high rate of exchange in effect during such periods; and (iv) the low rate of exchange in effect during such periods, such rates, in each case, based on the noon or daily average exchange rate, as applicable, for conversion of one U.S. dollar to Canadian dollars as reported by the Bank of Canada.

	Year Ended December 31
	2019(1)	2018(1)	2017(2)
	(C$)	(C$)	(C$)
Highest rate during the period	1.3600	1.3642	1.3743
Lowest rate during the period	1.2988	1.2288	1.2128
Average	1.3269	1.2957	1.2986
Rate at the end of the period	1.2988	1.3642	1.2545

Notes:

(1)              Exchange rate based on the daily average rate of exchange as reported by the Bank of Canada.

(2)              Exchange rate based on (i) the noon rate of exchange as reported by the Bank of Canada on or prior to April 28, 2017, and (ii) the daily rate of exchange as reported by the Bank of Canada after April 28, 2017.

On April 16, 2020, the daily average rate of exchange as reported by the Bank of Canada was US$1.00 = C$1.4122.

Information Contained in this Circular

The information contained in this Circular is given as at April 17, 2020, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Argonaut or Alio.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Circular should not be construed as legal, tax or financial advice. Argonaut Shareholders and Alio Securityholders are urged to consult with their own professional advisors to obtain legal, tax or financial advice.

Descriptions in this Circular of the terms of the Arrangement Agreement, the Plan of Arrangement and the Voting Support Agreements are summaries of the terms of those documents and are qualified in their entirety by such terms. Argonaut Shareholders and Alio Securityholders should refer to the full text of each of the Arrangement Agreement, the Plan of Arrangement and the Voting Support Agreements for complete details of those documents. The full text of the Arrangement Agreement and the Voting Support Agreements is available on SEDAR (www.sedar.com) under Argonaut’s and Alio’s issuer profiles, respectively. The Plan of Arrangement is attached as Schedule “C” — “Plan of Arrangement” to this Circular.

Information Contained in this Circular Regarding Argonaut

Certain information in this Circular pertaining to Argonaut has been furnished by Argonaut, including, but not limited to (i) information pertaining to Argonaut in Schedule “J” — “Information Concerning Argonaut” to this Circular, (ii) the historical management’s discussion and analysis of Argonaut incorporated by reference in this Circular, (iii) the historical financial statements of Argonaut incorporated by reference in this Circular, (iv) information relating to Argonaut in the unaudited pro forma consolidated financial statements in Schedule “M” — “Argonaut Gold Inc. - Pro Forma Consolidated Financial Statements” to this Circular, and (v) information relating to Argonaut annual matters attached as Schedule “O”. With respect to this information, the Alio Board has relied exclusively upon Argonaut, without independent verification by Alio. Although Alio does not have any knowledge that would indicate that such information is untrue or incomplete, neither Alio nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Argonaut’s financial statements, or for the failure by Argonaut to disclose events or information that may affect the completeness or accuracy of such information. For further information regarding Argonaut, please refer to Argonaut’s filings with the Securities Authorities, which is available on SEDAR (www.sedar.com) under Argonaut’s issuer profile. See Schedule “J” — “Information Concerning Argonaut”.

Information Contained in this Circular Regarding Alio

Certain information in this Circular pertaining to Alio has been furnished by Alio, including, but not limited to (i) information pertaining to Alio in Schedule “K” — “Information Concerning Alio” to this Circular, (ii) the historical management’s discussion and analysis of Alio incorporated by reference into this Circular, (iii) the historical financial statements of Alio incorporated by reference into this Circular, (iv) information relating to Alio in the unaudited pro forma consolidated financial statements attached as Schedule “M” — “Argonaut Gold Inc. - Pro Forma Consolidated Financial Statements” to this Circular and (v) information relating to Alio annual matters attached as Schedule “P” — “Annual Matters of Alio”. With respect to this information, the Argonaut Board has relied exclusively upon Alio, without independent verification by Argonaut. Although Argonaut does not have any knowledge that would indicate that such information is untrue or incomplete, neither Argonaut nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Alio’s financial statements, or for the failure by Alio to disclose events or information that may affect the completeness or accuracy of such information. For further information regarding Alio, please refer to Alio’s filings with the Securities Authorities, which is available on SEDAR (www.sedar.com) under Alio’s issuer profile. See Schedule “K” — “Information Concerning Alio” and Schedule “P” — “Annual Matters of Alio” to this Circular.

SUMMARY OF CIRCULAR

This summary should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Circular, including the Schedules hereto and documents incorporated into this Circular by reference. Capitalized terms in this summary have the meanings set out in the “Glossary of Terms” or as set out in this summary. The full text of the Arrangement Agreement, which is incorporated by reference in this Circular, may be viewed on SEDAR (www.sedar.com) under Argonaut’s and Alio’s issuer profiles, respectively.

The Meetings

The Argonaut Meeting

The Argonaut Meeting will be held via online audio at https://web.lumiagm.com/221570123 at 11:30 a.m. (Eastern time) on Wednesday, May 20, 2020.

To proactively deal with the unprecedented public health impact of corona virus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Argonaut Meeting will be held in a virtual only format, which will be conducted via live online audio only. Argonaut Shareholders and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/221570123 and where Registered Argonaut Shareholders and duly appointed proxyholders can participate, vote, or submit questions during the Argonaut Meeting’s live audiocast. Participants should ensure they are connected to the internet at all times during the Argonaut Meeting to be able to vote.

The record date for determining the Argonaut Shareholders entitled to receive notice of and to vote at the Argonaut Meeting is March 30, 2020. Only Argonaut Shareholders of record as of the close of business (Eastern time) on the Argonaut Record Date are entitled to receive notice of and to vote at the Argonaut Meeting.

The Alio Meeting

This year, out of an abundance of caution, to proactively deal with the public health impact of the COVID-19 pandemic and to mitigate risks to the health and safety of our communities, securityholders and employees, we will hold the Alio Meeting in a virtual only format, which will be conducted via live audio webcast online at https://web.lumiagm.com/264350037. A summary of the information Alio Securityholders will need to attend the Alio Meeting online is provided below. A guide to how to login to, and vote at, the Alio Meeting can be found at Schedule “Q” of this Circular.

Registered Alio Shareholders will be able to attend virtually, participate and vote at the Alio Meeting online at https://web.lumiagm.com/264350037. If you are an Alio Optionholder, Alio RSU Holder, Alio PSU Holder or Alio DSU Holder you are entitled to attend the Alio Meeting and will be asked to only vote on the Arrangement Resolution on an as-converted basis. Non-registered Alio Shareholders (being Alio Shareholders who hold their Alio Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary or depository, such as CDS & Co., in Canada, and The Depository Trust Company, in the United States, of which an intermediary is a participant) who have not arranged for due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Alio Meeting.

An Alio Securityholder who wishes to appoint a person other than the management nominees identified on the form of proxy (or proxies) or voting instruction form (“VIF”), as applicable, to represent him, her or it at the Alio Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy (or proxies) or VIF, as applicable, and following the instructions for submitting such form of proxy (or proxies) or VIF, as applicable. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or VIF. If you wish that a person other than the management nominees identified on the form of proxy or VIF attend and participate at the Alio Meeting as your proxy and vote your Alio Shares, Alio Options, Alio PSUs, Alio RSUs or Alio DSUs, including if you are not a registered holder of Alio Securities and wish to appoint yourself as proxyholder to attend, participate and vote at the Alio Meeting, you MUST register such proxyholder after having submitted your form of proxy or VIF, as applicable, identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Alio Meeting (a “Username”). Without a Username, proxyholders will not be able to attend, participate or vote at the Alio Meeting. To register a proxyholder, Alio Securityholders MUST visit http://www.computershare.com/aliogold and provide Computershare Trust Company of Canada with their proxyholder’s contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a Username via email.

The record date for determining the Alio Securityholders entitled to receive notice of and to vote at the Alio Meeting is April 14, 2020. Only Alio Securityholders of record as of the close of business (Pacific time) on the Alio Record Date are entitled to receive notice of and to vote at the Alio Meeting.

Purpose of the Meetings

Purpose of the Argonaut Meeting

The purpose of the Argonaut Meeting is for Argonaut Shareholders to consider and vote upon the Share Issuance Resolution, the full text of which is set out in Schedule “A” — “Resolutions to be Approved at the Argonaut Meeting” to this Circular. Particulars of the subject matter relating to the Arrangement are described in this Circular under the heading “The Arrangement”.

If the Share Issuance Resolution does not receive the requisite approval, the Arrangement will not proceed.

Management of Argonaut and the Argonaut Board recommend that Argonaut Shareholders vote FOR the Share Issuance Resolution.

At the Argonaut Meeting, Argonaut Shareholders are also being asked to consider and vote upon the Argonaut Annual Resolutions, the full text of which is set out in Schedule “A” — “Resolutions to be Approved at the Argonaut Meeting” to this Circular.

The completion of the Arrangement or approval of the Share Issuance Resolution is not conditional upon the approval of any Argonaut Annual Resolutions that Argonaut Shareholders are being asked to consider.

Purpose of the Alio Meeting

The purpose of the Alio Meeting is for Alio Securityholders to consider and vote upon the Arrangement Resolution, the full text of which is set out in Schedule “B” — “Resolutions to be Approved at the Alio Meeting” to this Circular. Particulars of the subject matter relating to the Arrangement are described in this Circular under the heading “The Arrangement”.

If the Arrangement Resolutions does not receive the requisite approval, the Arrangement will not proceed.

Management of Alio and the Alio Board unanimously recommend that Alio Securityholders vote FOR the Arrangement Resolution.

At the Alio Meeting, Alio Shareholders are also being asked to consider and vote upon the Alio Annual Resolutions, the full text of which is set out in Schedule “B” — “Resolutions to be Approved at the Alio Meeting” to this Circular.

The completion of the Arrangement or approval of the Arrangement Resolution is not conditional upon the approval of any Alio Annual Resolutions that Alio Shareholders are being asked to consider. The Alio Annual Resolutions are being put before the Alio Meeting for Alio Shareholder consideration to ensure ordinary course corporate law compliance in the event that the Arrangement is not completed for any reason.

Parties to the Arrangement

Argonaut is a corporation incorporated under the OBCA. Argonaut’s head office is located at 9600 Prototype Court, Reno, Nevada, 89521and its registered and records office is located at 3400 One First Canadian Place, P.O. Box 130, Toronto, Ontario, Canada, M5X 1A4. The Argonaut Shares are listed for trading on the TSX under the symbol “AR”.

Argonaut is a gold company engaged in exploration, mine development and production. Its primary assets are the El Castillo mine and San Agustin mine, which together form the El Castillo Complex in Durango, Mexico and the La Colorada Mine in Sonora, Mexico. Advanced exploration projects include the Cerro del Gallo project in Guanajuato, Mexico and the Magino Project in Ontario, Canada. Argonaut also holds the San Antonio advanced exploration project in Baja California Sur, Mexico and several exploration stage projects, all of which are located in North America.

Alio is a company incorporated under the BCBCA. Alio’s head and registered and records office is located at Suite 507, 700 West Pender Street, Vancouver, British Columbia, V6C 1G8. The Alio Shares are listed for trading on the TSX and the NYSE American under the symbol “ALO”.

Alio is a gold mining company focused on the safe and profitable production of gold from its cornerstone asset, the 100% owned Florida Canyon Mine in Nevada, USA. The Company also owns the development stage Ana Paula Project in Guerrero, Mexico.

See Schedule “J” — “Information Concerning Argonaut” to this Circular for a description of Argonaut. See Schedule “K” — “Information Concerning Alio” to this Circular for a description of Alio. See Schedule “L” — “Information Concerning the Combined Company” to this Circular for a description of Argonaut after giving effect to the Arrangement.

Effects of the Arrangement

The purpose of the Arrangement is to effect the business combination of Argonaut and Alio. The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. Upon completion of the Arrangement, among other things, Argonaut will acquire all of the issued and outstanding Alio Shares and Alio will become a wholly-owned subsidiary of Argonaut.

Argonaut will continue to be managed by its executive team in Reno, Nevada led by Peter Dougherty as Chief Executive Officer and David Ponczoch as Chief Financial Officer.

Argonaut’s Board will continue to be led by Chairman, James Kofman, and Argonaut has invited two directors from Alio to join the combined board. Ms. Paula Rogers and Mr. Stephen Lang have been put forward as the Alio members to join Argonaut’s Board. Committees are expected to be reconstituted at the Argonaut Board meeting following the close of the transaction.

Corporate Structure

The Arrangement will result in Alio becoming a wholly-owned subsidiary of Argonaut. The following diagram sets out the corporate structure of the Combined Company following the completion of the Arrangement.

See Schedule “L” — “Information Concerning the Combined Company” to this Circular.

Argonaut Shareholders

If the Arrangement is completed, up to 58,433,639 Argonaut Shares will be issuable, representing approximately 32% of the number of issued and outstanding Argonaut Shares as of the date of this Circular, and 5,174,599 Argonaut Shares will be reserved of issuance upon the exercise of Replacement Argonaut Options and the Alio Warrants. The TSX will generally not require further Argonaut Shareholder approval for the issuance of up to an additional 15,890,592, such number being 25% of the number of Argonaut Shares approved by the Argonaut Shareholders for the Transaction. Following the completion of the Arrangement, separately or together, Argonaut does not anticipate that (i) any person will hold more than 20% of the Argonaut Shares, or (ii) control of Argonaut will be materially affected.

See “The Arrangement — Effects of the Arrangement — Argonaut Shareholders”.

Alio Shareholders

Pursuant to the Arrangement, in connection with the acquisition by Argonaut of the issued and outstanding Alio Shares, each Alio Shareholder (other than any Dissenting Alio Shareholders) will be entitled to receive 0.67 of an Argonaut Share in exchange for each Alio Share (including any Alio Incentive Compensation Shares issued to Former Alio PSU Holders, Former Alio RSU Holders and Former Alio DSU Holders) held immediately prior to the Effective Time. See “The Arrangement — Description of the Arrangement”.

Immediately following the completion of the Arrangement, Former Alio Shareholders are expected to own approximately 24% of the Argonaut Shares on an undiluted basis, based on the number of Argonaut Shares and Alio Shares outstanding as of the date of this Circular and assuming that (i) there are no Dissenting Alio Shareholders, (ii) Argonaut holds no Alio Shares at the Effective Time, (iii) no Alio Options are exercised prior to the Effective Time, (iv) no Alio Warrants are exercised prior to the Effective Time and (v) no Alio PSUs, Alio RSUs or Alio DSUs vest prior to the Effective Time. If all Alio Options are exercised prior to the Effective Time, all Alio PSUs, Alio RSUs and Alio DSUs vest prior to the Effective Time, and all Alio Warrants are exercised prior to the Effective Time, immediately following the completion of the Arrangement, Former Alio Shareholders would own approximately 26%

of the Argonaut Shares, based on the number of Argonaut Shares and Alio Shares outstanding as of the date of this Circular and assuming that (i) there are no Dissenting Alio Shareholders and (ii) Argonaut holds no Alio Shares at the Effective Time.

See “The Arrangement — Effects of the Arrangement — Alio Shareholders” and “Procedure for Exchange of Alio Shares” and “The Arrangement — Description of the Arrangement”.

Alio Optionholders

Pursuant to the Arrangement, each Alio Optionholder immediately prior to the Effective Time will receive, subject to the provisions of the Plan of Arrangement, Replacement Argonaut Options in exchange for their Alio Options, entitling such Former Alio Optionholder to acquire 0.67 Argonaut Shares for each Alio Share previously subject to the Alio Option at an exercise price equal to the exercise price of the Alio Option divided by 0.67.

Except as set out above, the term to expiry, conditions to and manner of exercise (provided any Replacement Argonaut Option shall be exercisable at the offices of Argonaut) and other terms and conditions of each of the Replacement Argonaut Options shall be the same as the terms and conditions of the Alio Option for which it is exchanged, except that the Replacement Argonaut Options, in the event the holder ceases to provide continuous services as an employee, consultant or director to Argonaut, will expire on the later of the date that is one year from the Effective Date and the date that such Alio Option would have otherwise expired pursuant to the terms of the Alio Stock Option Plan or the contractual terms applicable to such Alio Options and, for greater certainty, each Replacement Argonaut Option shall continue to be governed by and be subject to the terms of the Alio Stock Option Plan or the contractual terms applicable to such Alio Options evidencing the grant of such Alio Option, as applicable, except with respect to the termination of the holder, as set out above. See “The Arrangement — Effects of the Arrangement — Alio Optionholders” and “The Arrangement — Description of the Arrangement”.

See “Interests of Directors and Officer of Alio in the Arrangement — Alio Options” for a list of the Alio Options outstanding as of April 14, 2020.

Alio Warrantholders

The Alio Warrants will be assumed by Argonaut and will, after the Effective Time, pursuant to their terms, be exercisable for Argonaut Shares. See “The Arrangement — Effects of the Arrangement — Alio Warrantholders” and “The Arrangement — Description of the Arrangement”.

See “Interests of Directors and Officer of Alio in the Arrangement — Alio Warrants” for a list of the Alio Warrants outstanding as of April 14, 2020.

Holders of Alio RSUs, Alio PSUs and Alio DSUs

Pursuant to the Arrangement, each Alio RSU, Alio PSU and Alio DSU outstanding immediately prior to the Effective Time will be deemed to be unconditionally vested (assuming an adjustment factor of 1.0 for Alio PSUs) and assigned and transferred by the holder to Alio in exchange for a cash payment equal to 50% of the value of the Alio RSU, Alio PSU or Alio DSU, and such number of Alio Incentive Compensation Shares as have a value of 50% of the value of the Alio RSU, Alio PSU or Alio DSU, net of any applicable withholding tax. The value, for these purposes, of each Alio RSU, Alio PSU or Alio DSU will be the closing price of the Alio Shares on the TSX on the trading day which is 5 business days prior to the Effective Date. Each Alio Incentive Compensation Share issued by Alio in exchange for the Alio RSUs, Alio PSUs and Alio DSUs will be exchanged, pursuant to the Arrangement, along with all other Alio Shares, for 0.67 Argonaut Shares.

See “The Arrangement — Effects of the Arrangement — Holders of Alio RSUs, Alio PSUs and Alio DSUs” and “The Arrangement — Description of the Arrangement”.

Risk Factors

There are a number of risk factors relating to the Arrangement, the business of Argonaut, the business of Alio and the Argonaut Shares, all of which should be carefully considered by Argonaut’s Shareholders and Alio’s Securityholders.

See “Risk Factors”.

Argonaut Shareholder Approval

Share Issuance Resolution

At the Argonaut Meeting, Argonaut Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the issuance of up to 63,587,494 Argonaut Shares pursuant to the Arrangement, comprising (i) up to 58,433,639 Argonaut Shares to be issued to Alio Shareholders (other than any Alio Shareholders validly exercising dissent rights) in exchange for their Alio Shares (including an aggregate of 792,954 Argonaut Shares to be issued to Former Alio Shareholders in exchange for Alio Shares issued prior to the effective time of the Arrangement in settlement of any performance share units of Alio, restricted share units of Alio and deferred share units of Alio); (ii) up to 3,608,962 Argonaut Shares issuable upon the exercise of the Replacement Argonaut Options; and (iii) up to 1,544,893 Argonaut Shares issuable upon the exercise of the Alio Warrants. See “General Proxy Information — Argonaut Shareholders — Purpose of the Argonaut Meeting — Approvals Under TSX Company Manual”.

To be effective, the Share Issuance Resolution must be approved at the Argonaut Meeting by at least a majority of the votes cast on the Share Issuance Resolution by the Argonaut Shareholders present online or represented by proxy and entitled to vote at the Argonaut Meeting. The complete text of the Share Issuance Resolution to be presented to the Argonaut Meeting is set out in Schedule “A” — “Resolutions to be Approved at the Argonaut Meeting” to this Circular.

The Arrangement Agreement provides that the Share Issuance Resolution must be approved as a condition precedent to the implementation of the Arrangement. See “The Arrangement — Securityholder and Court Approvals”.

Alio Shareholder and Alio Securityholder Approval

Arrangement Resolution

At the Alio Meeting, the Alio Shareholders and Alio Securityholders will be asked to consider and, if deemed advisable, pass a special resolution in the form set forth in Schedule “B” — “Resolutions to be Approved at the Alio Meeting” hereto to approve the Arrangement.

To be effective, the Arrangement Resolution must be approved at the Alio Meeting by (i) at least 66 2/3% of the votes cast on the Arrangement Resolution by the Alio Shareholders present online or represented by proxy at the Alio Meeting and entitled to vote at the Alio Meeting, and (ii) at least 66 2/3% of the votes cast on the Arrangement Resolution by the Alio Securityholders (on an “as-converted” basis) present online or represented by proxy at the Meeting and entitled to vote at the Alio Meeting, voting together as a single class.

The Arrangement Resolution must be approved in order for Alio to seek the Final Order and implement the Arrangement on the Effective Date. See “The Arrangement — Securityholder and Court Approvals”.

The Arrangement

Background to the Arrangement

The Arrangement and the provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of Argonaut and Alio. A summary of the material events leading up to the negotiation of the Arrangement Agreement and the material meetings, negotiations and discussions between the parties that preceded the execution and public announcement of the Arrangement Agreement is included in this Circular under the heading “The Arrangement — Background to the Arrangement”.

Recommendation of the Argonaut Board

After careful consideration, the Argonaut Board determined, in consultation with its legal and financial advisors and based in part on the Scotia Fairness Opinion that the Arrangement is in the best interests of Argonaut, and unanimously recommends that Argonaut Shareholders vote FOR the Share Issuance Resolution. The determination of the Argonaut Board is based on various factors described more fully in the Circular.

See “The Arrangement — Recommendation of the Argonaut Board”.

Recommendation of the Alio Board

The Alio Board has reviewed and evaluated the Arrangement, considered strategic alternatives to the Arrangement and overseen and supervised the process carried out by Alio in negotiating and entering into the Arrangement Agreement.

The Alio Board, in its review and evaluation of the Arrangement, considered the independence of each member of the Alio Board, and concluded that Mr. Mark Backens was the only member of the Alio Board who should be excused from deliberations with respect to the Arrangement. As such, at each Alio Board meeting at which the Arrangement was considered, there was discussion in the absence of Mr. Backens to allow the independent directors to consider the merits of the Arrangement.

After careful consideration, including a thorough review of the Arrangement Agreement and receiving the oral fairness opinion of RBC Capital Markets delivered to the Alio Board (and subsequently confirmed in writing), as well as a thorough review of other matters, including those discussed below under the heading “Reasons for the Argonaut Board and Alio Board Recommendations”, and consideration and deliberation of the Arrangement by the independent members of the Alio Board, the Alio Board unanimously determined that the Arrangement is in the best interests of Alio. Accordingly, the Alio Board approved the Arrangement and authorized Alio to enter into the Arrangement Agreement, and recommends that Alio Securityholders vote FOR the Arrangement Resolution. The determination of the Alio Board is based on various factors described more fully in the Circular.

See “The Arrangement — Recommendation of the Alio Board”.

Reasons for the Argonaut Board and Alio Board Recommendations

In the course of the Argonaut Board’s and the Alio Board’s evaluation of the Arrangement, the Argonaut Board consulted with Argonaut’s senior management, its financial advisor (Scotia Capital Inc.) and its legal counsel, and the Alio Board considered the RBC Capital Markets Fairness Opinion and consulted with Alio’s senior management and its legal counsel and each performed financial, technical and legal due diligence with the help of its advisors and experts and considered a number of factors, including, among others, the following:

•                  Diversified Intermediate Producer: The Combined Company will have a diversified production platform comprised of four operations totaling more than 235,000 gold equivalent ounces3 annually as well as an enhanced asset portfolio and mineral reserve and mineral resource base.

•                  Increased Geographical Diversification: The Combined Company will benefit from improved geographical diversification with assets in Mexico, USA and Canada.

•                  Operating and Jurisdictional Synergies: The Combined Company expects to apply Argonaut’s experience in open pit mining to the open pit, heap leach mining at the Florida Canyon Mine, which is anticipated to create operational synergies. In addition, the Florida Canyon Mine is located in close proximity to Argonaut’s corporate headquarters, which is anticipated to allow the Combined Company to benefit from synergies with regards to its general and administrative expenses.

3  Gold equivalent ounces are based on a conversion ratio of 80:1 for silver to gold ounces.  The conversion ratios are based on three year trailing average silver to gold exchange ratio.

•                  Enhanced Growth Pipeline: The Combined Company will benefit from enhanced internal growth potential and additional long-term development optionality from the Ana Paula Project and Cerro del Gallo Projects in Mexico and the Magino Project in Canada.

•                  Improved Capital Markets Scale: The Arrangement is expected to elevate the Combined Company within its peer group as a result of an expanded asset portfolio and an increased market presence, which should result in a broader appeal to the institutional shareholder base, increased research coverage and improved trading liquidity.

•                  Strong Financial Position: The Combined Company will be well financed, with pro forma combined cash of approximately US$55 million and access to US$31 million under Argonaut’s existing revolving credit facility as of December 31, 2019.

•                  Proven Board and Management. The Arrangement integrates board and management with proven experience in discovering, permitting, financing, developing and operating mining assets to industry standards in North America.

•                  Alternatives to the Transaction. Alio and Argonaut regularly evaluated business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with their respective best interests. The Alio Board and the Argonaut Board, with the assistance of their respective financial and legal advisors, assessed the alternatives reasonably available and determined the Arrangement represents the best current prospect for maximizing shareholder value.

•                  Unanimous Board Approval and Shareholder Support. The Alio Board and the Argonaut Board have unanimously recommended support for the Arrangement.

•                  Key Shareholder Support. Shareholders of each of Argonaut and Alio holding, in the aggregate, approximately 2.28% of the issued and outstanding Argonaut Shares (in the case of Argonaut Shareholders) and approximately 1.12% of the issued and outstanding Alio Shares and approximately 3.9% of the Alio Securities (in the case of Alio Shareholders),  as at March 30, 2020, have entered into Voting Support Agreements pursuant to which they have agreed, among other things, to vote in favour of the Share Issuance Resolution (in the case of Argonaut Shareholders) and the Arrangement Resolution (in the case of Alio Shareholders).

•                  Receipt by the Argonaut Board of the Scotia Fairness Opinions. The Argonaut Board has received a fairness opinion from Scotia Capital Inc. that the Arrangement Consideration is fair, from a financial point of view, to Argonaut.

•                  Receipt by the Alio Board of a Fairness Opinion. The Alio Board has received a fairness opinion from RBC Capital Markets that the Arrangement Consideration is fair, from a financial point of view, to the Alio Shareholders.

•                  Shareholder and Securityholder Approval. The Share Issuance Resolution must be approved by at least a majority of the votes cast by Argonaut Shareholders at the Argonaut Meeting, providing protection for Argonaut Shareholders. The Arrangement Resolution must be approved by (i) at least 66 2/3% of the votes cast by Alio Shareholders at the Alio Meeting and (ii) at least 66 2/3% of the votes cast by Alio Securityholders at the Alio Meeting, voting together as a single class.

•                  Court Process. The Arrangement will be subject to a judicial determination of the Court that the terms and conditions of the Arrangement are fair and reasonable, both procedurally and substantively, to Alio Securityholders.

•                  Dissent Rights. Registered Alio Shareholders (other than Alio Securityholders receiving Alio Incentive Compensation Shares) who do not vote in favour of the Arrangement will have the right to require a judicial appraisal of their Alio Shares and obtain “fair value” for their Alio Shares pursuant to the proper exercise by such Alio Shareholders of the Dissent Rights.

•                  Extensive Due Diligence. Each of Alio and Argonaut, including their respective management and technical services teams, with assistance from outside advisors, completed a detailed review of the other, including the material properties of the other, and each was satisfied with such review.

•                  Procedural Safeguards for Alio Securityholders. Notwithstanding the limitations contained in the Arrangement Agreement on Alio’s ability to solicit interest from third parties, the Arrangement Agreement allows Alio to engage in discussions or negotiations with respect to an unsolicited written Acquisition Proposal at any time prior to Alio Securityholder Approval and after the Alio Board determines, in good faith, after consultation with its financial advisors and legal counsel, that such Acquisition Proposal could reasonably be expected to constitute or lead to a Superior Proposal. In the event of a termination of the Arrangement Agreement in response to a Superior Proposal, the amount of the Termination Fee, being US$2.0 million, is reasonable in the circumstances.

•                  Arms-Length Negotiations. The Arrangement Agreement has customary terms and was the product of extensive arms-length negotiations by Argonaut and Alio.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of the form of which is attached as Schedule “C” — “Plan of Arrangement” of this Circular.

If approved, the Arrangement will become effective at the Effective Time and will be binding at and after the Effective Time on each of Alio, Argonaut, Former Alio Shareholders, Former Alio Optionholders, Former Alio PSU Holders, Former Alio RSU Holders and Former Alio DSU Holders.

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

1.                                      each Alio Share held by a Dissenting Alio Shareholder shall be deemed to have been, surrendered to Alio for cancellation (free and clear of any liens, claims or encumbrances) without any further act or formality and shall be cancelled and such Dissenting Alio Shareholders shall cease to be the holders of such Alio Shares and to have any rights as holders of such Alio Shares other than the right to be paid fair value for such Alio Shares as set out in Article 4 of the Plan of Arrangement, and such Dissenting Alio Shareholders’ names shall be removed as the holders of such Alio Shares from the central securities register of Alio;

2.                                      the resignations of the persons who are directors and officers of Alio immediately prior to the Effective Time, and the appointment of the New Alio Directors and Officers, will be deemed to be effective;

3.                                      with respect to the Alio PSUs;

(a)                                 each Alio PSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be unconditionally vested, assuming an adjustment factor of 1.0, and assigned and transferred by the holder thereof to Alio in exchange for a cash payment from Alio equal to the Alio PSU Cash Consideration and the issuance to the holder by Alio of a number of Alio Incentive Compensation Shares equal to the Alio PSU Share Consideration in respect of such Alio PSU, net of any applicable withholding tax, and the holder of such Alio PSU shall be and shall be deemed to be the holder of such number of Alio Incentive Compensation Shares and the central securities register shall be and shall be deemed to be revised accordingly, but the holder of such Alio PSUs shall not be entitled to a certificate or other document representing the Alio Incentive Compensation Shares so issued; and

(b)                                 the holder of each such Alio PSU will cease to be the holder thereof or to have any rights as a holder in respect of such Alio PSU or under the Alio PRSU Plan and the name of the holder thereof will be removed from the applicable securities register of Alio with respect to such Alio PSU;

4.                                      With respect to the Alio RSUs;

(a)                                 each Alio RSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be unconditionally vested and assigned and transferred by the holder thereof to Alio in exchange for a cash payment from Alio equal to the Alio RSU Cash Consideration and the issuance to the holder by Alio of a number of Alio Incentive Compensation Shares equal to the Alio RSU Share Consideration in respect of such Alio RSU, net of any applicable withholding tax, and the holder of such Alio RSU shall be and shall be deemed to be the holder of such number of Alio Incentive Compensation Shares and the central securities register shall be and shall be deemed to be revised accordingly, but the holder of such Alio RSUs shall not be entitled to a certificate or other document representing the Alio Incentive Compensation Shares so issued;

(b)                                 the holder of each such Alio RSU will cease to be the holder thereof or to have any rights as a holder in respect of such Alio RSU or under the Alio PRSU Plan and the name of the holder thereof will be removed from the applicable securities register of Alio with respect to such Alio RSU; and

(c)                                  the Alio PRSU Plan will be cancelled;

5.                                      With respect to the Alio DSUs;

(a)                                 each Alio DSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be unconditionally vested and assigned and transferred by the holder thereof to Alio in exchange for a cash payment from Alio equal to the Alio DSU Cash Consideration and the issuance of a number of Alio Incentive Compensation Shares to the holder by Alio equal to the Alio DSU Share Consideration in respect of such Alio DSU, net of any applicable withholding tax, and the holder of such Alio DSU shall be and shall be deemed to be the holder of such number of Alio Incentive Compensation Shares and the central securities register shall be and shall be deemed to be revised accordingly, but the holder of such Alio DSUs shall not be entitled to a certificate or other document representing the Alio Incentive Compensation Shares so issued;

(b)                                 the holder of each such Alio DSU will cease to be the holder thereof or to have any rights as a holder in respect of such Alio DSU or under the Alio DSU Plan and the name of the holder thereof will be removed from the applicable securities register of Alio with respect to such Alio DSU; and

(c)                                  the Alio DSU Plan will be cancelled;

6.                                      each Alio Share outstanding immediately prior to the Effective Time held by an Alio Shareholder (other than Argonaut or any Dissenting Alio Shareholder) and each Alio Incentive Compensation Share shall be transferred by the holder thereof to Argonaut in exchange for the Arrangement Consideration and Argonaut shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances, subject to section 3.3, section 3.4 and Article 5 of the Plan of Arrangement; and

7.                                      each Alio Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged by the holder thereof, without any further act or formality and free and clear of all encumbrances, for a Replacement Argonaut Option to acquire from Argonaut, other than as provided in the Plan of Arrangement, the number of Argonaut Shares equal to the product obtained when: (A) the number of Alio Shares subject to such Alio Option immediately prior to the Effective Time, is multiplied by (B) the Exchange Ratio, provided that, if the foregoing would result in the issuance of a fraction of an Argonaut Share on any particular exercise of Replacement Argonaut Options, then the number of Argonaut Shares otherwise issuable shall be rounded down to the nearest whole number of Argonaut Shares. The exercise price per Argonaut Share subject to a Replacement Argonaut Option shall be an amount equal to the quotient obtained when:

(A) the exercise price per Alio Share subject to each such Alio Option immediately before the Effective Time, is divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Argonaut Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of an Alio Option for a Replacement Argonaut Option. Therefore, in the event that the Replacement Argonaut Option In-The-Money Amount in respect of a Replacement Argonaut Option exceeds the Alio Option In-The-Money Amount in respect of the Alio Option for which it is exchanged, the number of Argonaut Shares which may be acquired on exercise of the Replacement Argonaut Option at and after the Effective Time will be adjusted accordingly, with effect at and from the Effective Time, to ensure that the Replacement Argonaut Option In-The-Money Amount in respect of the Replacement Argonaut Option does not exceed the Alio Option In-The-Money Amount in respect of the Alio Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. Except as set out above, the term to expiry, conditions to and manner of exercise (provided any Replacement Argonaut Option shall be exercisable at the offices of Argonaut) and other terms and conditions of each of the Replacement Argonaut Options shall be the same as the terms and conditions of the Alio Option for which it is exchanged except that the Replacement Argonaut Options, in the event the holder has for any reason ceased to provide continuous services as an employee, consultant or director to Argonaut after the Effective Date, will expire on the later of the date that is one year from the Effective Date and the date that such Alio Option would have otherwise expired pursuant to the terms of the Alio Stock Option Plan or the contractual terms applicable to such Alio Options, and, for greater certainty, each Replacement Argonaut Option shall continue to be governed by and be subject to the terms of the Alio Stock Option Plan or the contractual terms applicable to such Alio Options, evidencing the grant of such Alio Option, as applicable, except with respect to the termination of the holder as discussed above. Any document previously evidencing an Alio Option shall thereafter evidence and be deemed to evidence such Replacement Argonaut Option and no certificates evidencing Replacement Argonaut Options shall be issued.

See the Plan of Arrangement attached as Schedule “C” — “Plan of Arrangement” for additional information.

Opinions of Argonaut’s Financial Advisor

Scotia Capital Inc.

Scotia Capital Inc. was retained to provide exclusive financial advisory services to Argonaut and to deliver to the Argonaut Board an opinion as to the fairness to the Argonaut Shareholders, from a financial point of view, of the Arrangement Consideration to be paid by Argonaut pursuant to the Arrangement Agreement. Scotia Capital Inc. has delivered the Scotia Fairness Opinion to the Argonaut Board concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Arrangement Consideration to be paid by Argonaut pursuant to the Arrangement Agreement is fair, from a financial point of view, to Argonaut. The full text of the Scotia Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Scotia Fairness Opinion, is attached as Schedule “D” — “Fairness Opinion of Scotia Capital” to this Circular.

The summary of the Scotia Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Scotia Fairness Opinion. The Scotia Fairness Opinion is not a recommendation to any Argonaut Shareholder as to how to vote or act on any matter relating to the Arrangement. The Scotia Fairness Opinion was one of a number of factors taken into consideration by the Argonaut Board in making its unanimous determination to recommend that Argonaut Shareholders vote in favour of the Share Issuance Resolution.

See “The Arrangement — Opinions of Argonaut’s Financial Advisor — Scotia Capital Inc.”.

Opinion of RBC Capital Markets to the Alio Board

RBC Capital Markets was retained to deliver to the Alio Board an opinion as to the fairness of the Arrangement Consideration from a financial point of view to the Alio Shareholders pursuant to the Arrangement. RBC Capital Markets has delivered the RBC Capital Markets Fairness Opinion concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Arrangement Consideration to be received by the Alio Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Alio Shareholders. The full text of the RBC Capital Markets Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the RBC Capital Markets Fairness Opinion, is attached as Schedule “E” — “Fairness Opinion of RBC Capital Markets” to this Circular.

The summary of the RBC Capital Markets Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the RBC Capital Markets Fairness Opinion. The RBC Capital Markets Fairness Opinion is not a recommendation to any Alio Securityholder as to how to vote or act on any matter relating to the Arrangement. The RBC Capital Markets Fairness Opinion was one of a number of factors taken into consideration by the Alio Board in making its determination that the Arrangement is in the best interests of Alio, and unanimously recommending that the Alio Board approve the Arrangement and authorizing Alio to enter into the Arrangement Agreement.

See “The Arrangement — Opinion of RBC Capital Markets to the Alio Board”.

The Arrangement Agreement

The Arrangement will be effected in accordance with the Arrangement Agreement, the full text of which may be viewed on SEDAR (www.sedar.com) under Argonaut’s and Alio’s issuer profiles, respectively. A summary of the material terms of the Arrangement Agreement, including a summary of the Termination Fee payable by Alio to Argonaut in the event that the Arrangement is not completed under certain circumstances and the expense reimbursement payable by Alio to Argonaut or by Argonaut to Alio in the event the Arrangement Agreement is terminated under certain circumstances, is set out under the heading “The Arrangement Agreement — Termination Fee and Expense Reimbursement” in this Circular and is subject to and qualified in its entirety by the full text of the Arrangement Agreement, which is incorporated by reference in this Circular.

The Voting Support Agreements

Argonaut Voting Support Agreements

The Supporting Argonaut Shareholders have entered into Argonaut Voting Support Agreements with Alio in respect of Argonaut Shares representing, in the aggregate, approximately 2.28% of the issued and outstanding Argonaut Shares as at March 30, 2020. The Argonaut Voting Support Agreements set forth, among other things and subject to certain exceptions, the agreement of such Supporting Argonaut Shareholders to vote their Argonaut Subject Securities in favour of the Share Issuance Resolution at the Argonaut Meeting and any other required approvals in connection with the Arrangement, as contemplated by the Arrangement Agreement. A summary of the key terms of the Argonaut Voting Support Agreements is included under the heading “The Voting Support Agreements — Argonaut Voting Support Agreements”.

Alio Voting Support Agreements

The Supporting Alio Shareholders have entered into Alio Voting Support Agreements with Argonaut in respect of Alio Shares representing, in the aggregate, approximately 1.12% of the issued and outstanding Alio Shares as at March 30, 2020 and Alio Securities representing, in the aggregate, approximately 3.9% of the Alio Securities as at March 30, 2020. The Alio Voting Support Agreements set forth, among other things and subject to certain exceptions, the agreement of such Supporting Alio Shareholders to vote their Subject Alio Securities in favour of the Arrangement Resolution at the Alio Meeting and any matters related to the Arrangement, as contemplated by the Arrangement Agreement.

A summary of the key terms of the Alio Voting Support Agreements is included under the heading “The Voting Support Agreements — Alio Voting Support Agreements”.

Court Approval of the Arrangement

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. On April 17, 2020, Alio obtained the Interim Order providing for the calling, holding and conducting of the Alio Meeting and other procedural matters. Copies of the Petition to the Court, the Notice of Hearing of Petition and the Interim Order are attached as Schedule “F” — “Petition to the Court”, Schedule “G” — “Notice of Hearing of Petition” and Schedule “H” — “Interim Order”, respectively, to this Circular.

If the Arrangement Resolution is approved at the Alio Meeting and the Share Issuance Resolution is approved at the Argonaut Meeting, Alio intends to make an application to the Court for the Final Order. The Interim Order provides for an application for a Final Order approving the Arrangement to be heard on May 22, 2020 at 9:45 a.m. (Pacific time) / 12:45 p.m. (Eastern time), or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as the Court may direct. Effective March 19, 2020 and until further notice, regular operations of the Supreme Court of British Columbia are suspended. If Court operations in Vancouver have resumed on May 22, 2020, the application for the Final Order will take place at the Court, located at 800 Smithe Street, Vancouver, British Columbia. If such operations remain suspended in Vancouver, Alio intends to submit a request to the Court for an urgent hearing and, if the Court determines that the matter will be heard, the Court will set a date and direct the parties to file their materials electronically in accordance with a modified process developed by the Court.

At the Court hearing, Alio Securityholders who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court, the Interim Order and any further order of the Court. The Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement, both from a substantive and procedural point of view. The Court may approve the Arrangement as proposed or as amended in any manner the Court may direct. The Court’s approval is required for the Arrangement to become effective. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption from registration provided by section 3(a)(10) thereunder and that the Final Order will constitute the basis for such exemption.

Any person desiring to appear at the hearing of the application for the Final Order is required to deliver to Alio’s legal counsel at the address set out below, by or before 4:00 p.m. (Pacific time) / 7:00 p.m. (Eastern time) on May 21, 2020, whether operations are suspended or not, a Response to Petition and a copy of all materials upon which they intend to rely, all as set out in the Notice of Hearing of Petition and Interim Order, the text of which is set out at Appendices “G” and “H”, respectively, and satisfy any other requirements of the Court. If the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Response to Petition in compliance with the Interim Order will be given notice of the new date.

The Response to Petition and supporting materials must be delivered, within the time specified, to Alio’s legal counsel at the following address:

Blake, Cassels & Graydon LLP

2600 — 595 Burrard Street

Vancouver, British Columbia

Canada, V7X 1L3

Attention: Alexandra Luchenko

Or by email to alexandra.luchenko@blakes.com

Alio Securityholders who wish to participate in or be represented at the Court hearing should consult their legal advisors as to the necessary requirements.

See “The Arrangement — Securityholder and Court Approvals — Court Approval of the Arrangement”.

Procedure for Exchange of Alio Shares

Letter of Transmittal

A Letter of Transmittal is being mailed, together with this Circular, to each person who was a Registered Alio Shareholder and to each person who was an Alio RSU Holder, Alio DSU Holder and/or Alio PSU Holder on the Alio

Record Date. Each person who is a Registered Alio Shareholder immediately prior to the Effective Time must forward a properly completed and signed Letter of Transmittal, along with the accompanying certificate(s) or direct registration statement (“DRS”) representing his, her or its Alio Shares, and such other documents as the Depositary may require, to the Depositary in order to receive the Arrangement Consideration to which such Alio Shareholder is entitled under the Arrangement. Each Alio RSU Holder, Alio DSU Holder and Alio PSU Holder immediately prior to the Effective Time must forward a properly completed and signed Letter of Transmittal and such other documents as the Depositary may require, to the Depositary in order to receive the Arrangement Consideration to which such Alio RSU Holder, Alio DSU Holder and Alio PSU Holder is entitled. It is recommended that Registered Alio Shareholders complete, sign and return the Letter of Transmittal, along with the accompanying certificate(s) or DRS representing his, her or its Alio Shares to the Depositary as soon as possible and it is recommended that Alio RSU Holders, Alio PSU Holders and Alio DSU Holders complete, sign and return the Letter of Transmittal to the Depositary as soon as possible. If you are a holder of both Alio Shares and Alio RSUs, Alio PSUs and/or Alio DSUs, you will be required to complete a Letter of Transmittal for your Alio Shares and a separate Letter of Transmittal for your Alio RSUs, Alio PSUs and/or Alio DSUs. Alio Shareholders whose Alio Shares are registered in the name of a nominee (bank, trust company, securities broker or other nominee) should contact that nominee for assistance in depositing their Alio Shares.

See “Procedure for Exchange of Alio Shares — Letter of Transmittal”.

Cancellation of Rights after Six Years

To the extent that a former Alio Securityholder has not complied with the provisions of the Arrangement described under the heading “Procedure for Exchange of Alio Securities — Exchange Procedure” on or before the date that is six years after the Effective Date, then any Argonaut Shares which such former Alio Securityholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Argonaut Shares shall be delivered to Argonaut by the Depositary for cancellation and shall be cancelled by Argonaut, and the interest of the former Alio Shareholder in such Argonaut Shares to which it was entitled shall be terminated as of such Final Proscription Date.

See “Procedure for Exchange of Alio Shares — Cancellation of Rights after Six Years”.

Fractional Interest

No fractional Argonaut Shares shall be issued to Former Alio Securities in connection with the Plan of Arrangement. The total number of Argonaut Shares to be issued to any Former Alio Securityholder shall, without additional compensation, be rounded down to the nearest whole Argonaut Share in the event that a former Alio Securityholder would otherwise be entitled to a fractional share.

See “Procedure for Exchange of Alio Shares — Fractional Interest”.

Dissent Rights

The following is a summary of Dissent Rights. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Alio Shareholder who seeks payment of the fair value of its Alio Shares. This summary is qualified in its entirety by reference to the full text of sections 237 to 247 of the BCBCA, as modified or supplemented by the Interim Order, Plan of Arrangement and any other order of the Court, including the Final Order.

Registered Alio Shareholders have Dissent Rights with respect to the Arrangement. Registered Alio Shareholders who wish to exercise their Dissent Rights must: (i) deliver a written notice of dissent to the Arrangement Resolution to Alio, by mail to: Alio Gold Corp. c/o Blake, Cassels & Graydon LLP, 2600 — 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com, by 5:00 p.m. (Pacific time) on Friday, May 15, 2020, or two Business Days prior to any adjourned or postponed Alio Meeting; (ii) not have voted any Dissent Shares in favour of the Arrangement Resolution; and (iii) otherwise have complied with the provisions of sections 237 to 247 of the BCBCA, as modified and supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court, including the Final Order.

A Non-Registered Alio Shareholder who wishes that Dissent Rights be exercised in respect of its Alio Shares should immediately contact the nominee (bank, trust company, securities brokers or other nominee) with whom the Non-Registered Alio Shareholder deals.

A Registered Alio Shareholder’s failure to strictly comply with the procedures set forth in sections 237 to 247 of the BCBCA, as modified or supplemented by the Interim Order, Plan of Arrangement and any other order of the Court, will result in the loss of such Registered Alio Shareholder’s Dissent Rights.

See “The Arrangement — Dissent Rights”.

Income Tax Considerations

Alio Securityholders should consult their own tax advisors about the applicable Canadian or U.S. federal, provincial, state and local tax, and other foreign tax, consequences of the Arrangement.

See “Principal Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations for U.S. Holders”.

Canadian Securities Laws

Each Alio Securityholder is urged to consult such securityholder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Argonaut Shares issuable pursuant to the Arrangement.

Alio is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland & Labrador. The Alio Shares are currently listed on the TSX and the NYSE American. Following completion of the Arrangement, Alio will be a wholly-owned subsidiary of Argonaut and it is anticipated that Argonaut will apply to the applicable Canadian securities regulators to have Alio cease to be a reporting issuer and have the Alio Shares delisted from the TSX and the NYSE American.

Argonaut has applied to list the Argonaut Shares issuable under the Arrangement on the TSX. It is a condition of closing that the TSX shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Argonaut Shares issuable pursuant to the Arrangement as of the Effective Date, with final notice of issuance to be provided by the TSX as soon as possible thereafter. See “The Arrangement Agreement — Conditions Precedent to the Arrangement”. TSX conditional approval has been obtained for the listing of the Argonaut Shares to be issued to Alio Securityholders (other than any Dissenting Alio Shareholders) pursuant to the Arrangement, the Argonaut Shares issuable upon the exercise of the Replacement Argonaut Options and the Argonaut Shares issuable upon the exercise of the Alio Warrants.

The issue of Argonaut Shares pursuant to the Arrangement will constitute a distribution of securities that is exempt from the prospectus requirements of applicable Canadian Securities Laws. Argonaut Shares issued pursuant to the Arrangement may be resold in each province and territory of Canada provided that certain conditions are met.

See “Securities Law Matters — Canadian Securities Laws”.

U.S. Securities Laws

A general overview of certain requirements of U.S. Securities Laws that may be applicable to Alio Securityholders is set out in this Circular under the heading “Securities Law Matters — U.S. Securities Laws”. All holders of Alio Securities are urged to obtain legal advice to ensure that their resale of Argonaut Shares complies with applicable U.S. Securities Laws. Further information applicable to the holders of such securities resident in the United States is disclosed in this Circular under the heading “Note to U.S. Securityholders”.

See “Securities Law Matters — U.S. Securities Laws”.

Unaudited Pro Forma Consolidated Financial Information

The unaudited pro forma consolidated financial statements of Argonaut, including its pro forma consolidated statement of financial position as at December 31, 2019 and pro forma consolidated statement of loss for the year ended December 31, 2019, and the notes thereto, are set out in Schedule “M” — “Argonaut Gold Inc. - Pro Forma Consolidated Financial Statements”.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Alio Board, Alio Securityholders should be aware that members of the Alio Board and the officers of Alio have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Alio Securityholders generally.

All benefits received, or to be received, by directors or officers of Alio as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Alio. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Alio Securities, nor is it, nor will it be, conditional on the person supporting the Arrangement.

See “Interests of Directors and Officers of Alio in the Arrangement”.

ARGONAUT SHAREHOLDERS — QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT

The following is a summary of certain information contained in or incorporated by reference into this Circular, together with some of the questions that you, as an Argonaut Shareholder, may have and answers to those questions. You are urged to read the remainder of this Circular and the enclosed Argonaut Proxy carefully, because the information contained below is of a summary nature, and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, the Argonaut Proxy and the attached schedules to this Circular, all of which are important and should be reviewed carefully. Capitalized terms in this summary have the meanings set out under the heading “Glossary of Terms”.

This Circular is provided to you in connection with the solicitation by or on behalf of management of Argonaut of proxies to be used at the Argonaut Meeting to be held via online audio at https://web.lumiagm.com/221570123 at 11:30 a.m. (Eastern time) on Wednesday, May 20, 2020 for the purposes indicated in the Argonaut Notice of Meeting.

Your vote is very important. We encourage you to exercise your right to vote by proxy if:

1)            you cannot attend the Argonaut Meeting; or

2)            you plan to attend the Argonaut Meeting via live online audio but prefer the convenience of voting in advance.

The questions and answers below give general guidance for voting your Argonaut Shares and related matters. Unless otherwise noted, all answers relate to both Registered Argonaut Shareholders and Non-Registered Argonaut Shareholders. If you have any questions, please feel free to contact Dan Symons, Vice President, Investor Relations (whose contact information is found below in the answer to the last question in this section), or Gryphon Advisors Inc., the proxy solicitation agent, by telephone at: 1-877-353-5209 (North American Toll Free) or 1-416-661-6592 (Outside North America); or by email at: inquiries@gryphonadvisors.ca.

To proactively deal with the unprecedented public health impact of corona virus disease 2019, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Argonaut Meeting will be held in a virtual only format, which will be conducted via live online audio only. Argonaut Shareholders and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/221570123. Registered Argonaut Shareholders and duly appointed proxyholders may participate, vote, or submit questions during the Argonaut Meeting’s live audiocast. Participants should ensure they are connected to the internet at all times during the Argonaut Meeting to be able to vote. Non-Registered Argonaut Shareholders who have not appointed themselves as proxyholder may listen only during the Argonaut Meeting’s live audiocast.

Does the Argonaut Board support the Arrangement?

Yes. The Argonaut Board, based upon careful consideration, has unanimously determined (i) that the Arrangement is in the best interests of Argonaut, (ii) that Argonaut should enter into the Arrangement Agreement, and (iii) to recommend that the Argonaut Shareholders vote FOR the Share Issuance Resolution.

In making its recommendation, the Argonaut Board considered a number of factors as described in this Circular under the heading “The Arrangement — Reasons for the Argonaut Board and Alio Board Recommendation”, including the Scotia Fairness Opinion delivered to the Argonaut Board. The Scotia Fairness Opinion determined that, subject to the assumptions, limitations and qualifications contained therein, the Arrangement Consideration to be paid by Argonaut pursuant to the Arrangement Agreement is fair, from a financial point of view, to Argonaut. See “The Arrangement — Background to the Arrangement”, “The Arrangement — Recommendation of the Argonaut Board” and “The Arrangement — Reasons for the Argonaut Board and the Alio Board Recommendations”.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

Am I entitled to vote?

You are entitled to vote if you were an Argonaut Shareholder as of the close of business on March 30, 2020. Each Argonaut Share that is outstanding on the Argonaut Record Date carries the right to one vote in respect of the matters being voted upon at the Argonaut Meeting.

Holders of Argonaut Options are not entitled to vote in respect of their Argonaut Options on any matters at the Argonaut Meeting.

What am I voting on?

If you are an Argonaut Shareholder, you are voting to approve the Share Issuance Resolution and the Argonaut Annual Resolutions.

Share Issuance Resolution

At the Argonaut Meeting, Argonaut Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the issuance of up to 63,587,494 Argonaut Shares pursuant to the Arrangement, comprising (i) up to 58,433,639 Argonaut Shares to be issued to Alio Shareholders (other than any Alio Shareholders validly exercising dissent rights) in exchange for their Alio Shares (including an aggregate of 792,954 Argonaut Shares to be issued to Former Alio Shareholders in exchange for Alio Shares issued prior to the effective time of the Arrangement in settlement of any performance share units of Alio, restricted share units of Alio and deferred share units of Alio); (ii) up to 3,608,962 Argonaut Shares issuable upon the exercise of the Replacement Argonaut Options; and (iii) up to 1,544,893 Argonaut Shares issuable upon the exercise of the Alio Warrants. To be effective, the Share Issuance Resolution must be approved at the Argonaut Meeting by at least a majority of the votes cast on the Share Issuance Resolution by the Argonaut Shareholders present or represented by proxy and entitled to vote at the Argonaut Meeting. If the Arrangement is not completed, the Argonaut Shares referred to in the Share Issuance Resolution will not be issued even if the Share Issuance Resolution is approved at the Argonaut Meeting.

Argonaut Annual Resolutions

At the Argonaut Meeting, Argonaut Shareholders are also voting to approve the Argonaut Annual Resolutions, the full text of which is set out in Schedule “A” — “Resolutions to be Approved at the Argonaut Meeting” to this Circular, in respect of four items of business relating to the annual matters of Argonaut, being to elect the directors of Argonaut, to appoint the auditors of Argonaut, to re-authorize and approve certain amendments to the Argonaut Share Incentive Plan and to have a shareholder advisory vote on Argonaut’s approach to executive compensation. Particulars of the subject matter of the Argonaut Annual Resolutions are set out in Schedule “O” — “Annual Matters of Argonaut” in this Circular.

Who is soliciting my proxy?

Whether or not you plan to attend the Argonaut Meeting online, management of Argonaut, with the support of the Argonaut Board, requests that you fill out your Argonaut Proxy or VIF to ensure your votes are cast at the Argonaut Meeting. This solicitation is made on behalf of management of Argonaut.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, facsimile transmission or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Argonaut. In addition, Argonaut has engaged Gryphon Advisors Inc., the Argonaut Proxy Solicitation Agent, to assist in the solicitation of proxies with respect to the matters to be considered at the Argonaut Meeting.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

Who votes my Argonaut Shares and how will they be voted if I return a proxy form?

By properly completing and returning a proxy form and registering your proxyholder, you are authorizing the persons named in that form to attend the Argonaut Meeting and to vote your Argonaut Shares. You can use the applicable enclosed Argonaut Proxy, or any other proper proxy form, to appoint your proxyholder.

The Argonaut Shares represented by your proxy must be voted as you instruct in the proxy form. If you properly complete and return your proxy but do not specify how you wish the votes cast, your proxyholder will vote your Argonaut Shares as they see fit.

NOTE TO ARGONAUT SHAREHOLDERS: Unless you provide contrary instructions, Argonaut Shares represented by proxies that management receives will be voted FOR each of the Share Issuance Resolution and the Argonaut Annual Resolutions.

How can I attend the Argonaut Meeting?

The Argonaut Meeting will be hosted online by way of a live audiocast only and Argonaut Shareholders will not be able to attend the meeting in person. Argonaut Shareholders and duly appointed proxyholders can attend the meeting online by going to https://web.lumiagm.com/221570123. The Argonaut Meeting will begin at 11:30 a.m. on Wednesday, May 20, 2020.

Registered Argonaut Shareholders and duly appointed proxyholders can participate in the meeting by clicking “I have a login” and entering a username and password before the start of the Argonaut Meeting. The username for Registered Argonaut Shareholders is the 15-digit control number located on the form of proxy or in the email notification to be sent to Registered Argonaut Shareholders by the Argonaut Transfer Agent and the password is “argo2020” (case sensitive). The Argonaut Transfer Agent will provide duly appointed proxyholders with a username after the voting deadline has passed and the password to the Argonaut Meeting for duly appointed proxyholders is “argo2020” (case sensitive). In order to participate online, Argonaut Shareholders must have a valid 15-digit control number and proxyholders must have received an email from the Argonaut Transfer Agent containing a username. It is important that Argonaut Shareholders and duly appointed proxyholders are connected to the internet at all times during the Argonaut Meeting in order to vote when balloting commences.

If you are using a 15-digit control number to login to the Argonaut Meeting and, upon logging in you accept the terms and conditions, you will be revoking any and all previously submitted proxies. In such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Argonaut Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions upon logging in to the Argonaut Meeting and you will enter the Argonaut Meeting as a guest only.

Voting at the Argonaut Meeting will only be available for Registered Argonaut Shareholders and duly appointed proxyholders. Non-Registered Argonaut Shareholders who have not appointed themselves as their proxyholder may attend the Argonaut Meeting by clicking “I am a guest” and completing the online form. Such Non-Registered Argonaut Shareholders will be permitted to attend the Argonaut Meeting as a guest and to listen to the meeting however they will not be able to vote or submit questions.

Argonaut Shareholders who wish to appoint a third party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) and register their proxyholder with the Argonaut Transfer Agent. Registering the proxyholder is an additional step once an Argonaut Shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Argonaut Meeting. To register a proxyholder, Argonaut Shareholders MUST visit http://www.computershare.com/Argonaut by 11:30 a.m. on Friday, May 15 and provide Computershare Investor Services Inc., the Argonaut Transfer Agent, with their proxyholder’s contact information, so that the Argonaut Transfer Agent may provide the proxyholder with a username via email.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

How can I ask questions at the meeting?

Registered Argonaut Shareholders and duly appointed proxyholders may ask questions during the Argonaut Meeting. While logged in for the meeting you will be able to submit questions online by clicking on the  button. If there are questions pertinent to meeting matters that are unanswered during the Argonaut Meeting due to time constraints, management of Argonaut will post answers to a representative set of such questions on its website at www.argonautgold.com. The questions and answers will be available as soon as practicable after the Argonaut Meeting and will remain available until June 3, 2020.

Am I a Registered Argonaut Shareholder and how do I vote?

You are a Registered Argonaut Shareholder if you hold any Argonaut Shares in your own name, as recorded in the shareholder register of Argonaut maintained by Computershare Trust Company of Canada.

If you are a Registered Argonaut Shareholder, you can vote your Argonaut Shares by (i) voting online at the Argonaut Meeting by going to https://web.lumiagm.com/221570123 prior to the start of the Argonaut Meeting, clicking on “I have a login” and entering your 15-digit control number and the password “argo2020” (case sensitive); or (ii) signing and returning the enclosed Argonaut Proxy appointing the named persons or some other person you choose, who need not be an Argonaut Shareholder, to represent you as proxyholder and vote your Argonaut Shares at the Argonaut Meeting and registering your proxyholder with the Argonaut Transfer Agent prior to the Argonaut Meeting by visiting http://www.computershare.com/Argonaut by 11:30 a.m. on Friday, May 15, 2020 and providing the Argonaut Transfer Agent with the proxyholder’s contact information so that the Argonaut Transfer Agent can provide the proxyholder with a username via email.

Registered Argonaut Shareholders who wish to appoint a third party proxyholder to represent them at the Argonaut Meeting must submit their Argonaut Proxy and then register their proxyholder. Registering a proxyholder is an additional step once Registered Argonaut Shareholders have submitted their Argonaut Proxy. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Argonaut Meeting.

Am I a Non-Registered Argonaut Shareholder (also commonly referred to as a beneficial shareholder) and how do I vote?

You are a Non-Registered Argonaut Shareholder if your Argonaut Shares are held in an account in the name of a nominee (bank, trust company, securities broker or other nominee). Non-Registered Argonaut Shareholders who have not objected to their intermediary disclosing certain ownership information about them to Argonaut are referred to as non-objecting beneficial owners (“Argonaut NOBOs”). Those Non-Registered Argonaut Shareholders who have objected to their intermediary disclosing ownership information about them to Argonaut are referred to as objecting beneficial owners (“Argonaut OBOs”).

In accordance with the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, Argonaut has elected to send copies of the Argonaut Notice of Meeting, this Circular and a form of proxy or VIF (collectively, the “Argonaut Meeting Materials”) directly to the Argonaut NOBOs, and indirectly through intermediaries to Argonaut OBOs.  Intermediaries will frequently use service companies to forward meeting materials to Argonaut OBOs.

The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable VIF in lieu of a form of proxy to Argonaut OBOs and provides appropriate instructions respecting voting of Argonaut Shares to be represented at the Argonaut Meeting. For your Argonaut Shares to be voted, you must follow the instructions on the VIF that is provided to you. An Argonaut OBO can complete the VIF by: (i) calling the phone number listed thereon, (ii) mailing the completed VIF in the envelope provided, or (iii) through the Internet at www.proxyvote.com.

If a Non-Registered Argonaut Shareholder receives the Argonaut Meeting Materials from Argonaut or its agent, that Non-Registered Argonaut Shareholder’s name and address and information about his or her holdings of Argonaut

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

Shares has been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Argonaut Shares on the Non-Registered Argonaut Shareholder’s behalf. By choosing to send the Argonaut Meeting Materials to the Non-Registered Argonaut Shareholder directly, Argonaut (and not the intermediary holding the Argonaut Shares on the Non-Registered Argonaut Shareholder’s behalf) has assumed responsibility for (a) delivering the Argonaut Meeting Materials to the Non-Registered Argonaut Shareholder, and (b) executing the Non-Registered Argonaut Shareholder’s proper voting instructions. Non-Registered Argonaut Shareholders are kindly asked to return their voting instructions as specified in the request for voting instructions.

The Argonaut Meeting Materials sent to Argonaut NOBOs are accompanied by a VIF instead of a form of proxy. By returning the VIF in accordance with the instructions noted thereon, an Argonaut NOBO is able to instruct the voting of the Argonaut Shares owned by it. VIFs, whether provided by Argonaut or by an intermediary, should be completed and returned in accordance with the specific instructions noted thereon. The purpose of this procedure is to permit Non-Registered Argonaut Shareholders to direct the voting of the Argonaut Shares which they beneficially own.

If I am a Non-Registered Argonaut Shareholder, can I vote at the Argonaut Meeting?

Yes. To vote at the Argonaut Meeting, print your own name in the space provided on the proxy form or the voting instruction form sent to you by your nominee and return it by following the instructions included. In doing so you are instructing your nominee to appoint you as a proxyholder. In order to vote at the Argonaut Meeting, Non-Registered Argonaut Shareholders who appoint themselves as a proxyholder MUST register with the Argonaut Transfer Agent at http://www.computershare.com/Argonaut after submitting their voting instruction form or proxy form no later than 11:30 a.m. on Friday, May 15, 2020 and provide the Argonaut Transfer Agent with their contact information in order to receive a username via email. Registration is an additional step once a Non-Registered Argonaut Shareholder has submitted its proxy form or voting instruction form. Failure by a Non-Registered Argonaut Shareholder to register themselves as a proxyholder will result in the proxyholder not receiving a username to participate in the Argonaut Meeting.

Non-Registered Argonaut Shareholders who have appointed themselves as proxyholder will appear on a list of Argonaut Shareholders prepared by the Argonaut Transfer Agent. To have their Argonaut Shares voted at the meeting, each Non-Registered Argonaut Shareholder who has appointed themselves as proxyholder will be required to enter their control number or username provided by Computershare at https://web.lumiagm.com/221570123 prior to the start of the Argonaut Meeting. Non-Registered Argonaut Shareholders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form.

If you are a Beneficial Argonaut Shareholder resident in the United States and you wish to attend and vote at the virtual Argonaut Meeting you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Argonaut Meeting. Such Argonaut Shareholders should follow the instructions from their broker or bank included with this Circular or contact their broker or bank to request a legal proxy form. After obtaining a valid legal proxy from your broker, bank or other agent, you must then submit a copy of your legal proxy to the Argonaut Transfer Agent and register to attend the Argonaut Meeting. Requests for registration must be labeled as “Legal Proxy” and directed to Computershare Trust Company of Canada by (i) mail at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 or (ii) email at uslegalproxy@computershare.com. You will receive a confirmation of your registration by email after the Argonaut Transfer Agent receives your registration materials, following which you are required to register your appointment at http://www.computershare.com/Argonaut by 11:30 a.m. on Friday, May 15, 2020 and provide Computershare with your contact information, so that Computershare may provide you with a username via email. Registration of your appointment is an additional step once you have received confirmation of your registration by email from the Argonaut Transfer Agent that it has received your registration materials. Failure to register your appointment as a proxyholder will result in you not receiving a username to participate in the Argonaut Meeting. Requests for registration to the Argonaut Transfer Agent and your subsequent registration of your appointment must be completed no later than 11:30 a.m. on Friday, May 15, 2020.

Can I appoint someone other than those named in the enclosed proxy form to vote my Argonaut Shares?

Yes. You have the right to appoint another person of your choice. They do not need to be an Argonaut Shareholder to attend and act on your behalf at the Argonaut Meeting. To appoint someone who is not named

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca in the enclosed Argonaut Proxy or VIF, strike out those printed names appearing on the proxy form and print in the space provided the name of the person you choose.

Can I revoke a proxy or voting instruction?

Yes. If you are a Registered Argonaut Shareholder and have returned a proxy form, you may revoke it by:

(a)                                 completing and signing another proxy form with a later date and delivering it to the offices of Computershare Trust Company of Canada at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 and registering the proxyholder appointed therein at www.computershare.com/Argonaut before: (i) 11:30 a.m. (Eastern time) on Friday, May 15, 2020; or (ii) if the Argonaut Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the day to which the Argonaut Meeting is adjourned;

(b)                                 delivering a written statement revoking the original proxy or voting instruction, signed by you or your authorized representative, to Computershare Trust Company of Canada at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1, at any time up to and including the last Business Day preceding the day of the Argonaut Meeting or, if the Argonaut Meeting is adjourned, up to the close of business on the last Business Day before the day to which the Argonaut Meeting is adjourned;

(c)                                  attending the virtual Argonaut Meeting by using a 15-digit control number to login to the Argonaut Meeting and, upon logging in, accepting the terms and conditions to revoke any and all previously submitted proxies; or

(d)                                 any other manner permitted by law.

Non-Registered Argonaut Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Argonaut Meeting, contact the intermediary to arrange to change their voting instructions.

How many Argonaut Shares are entitled to be voted?

The Argonaut Board has fixed March 30, 2020 as the Argonaut Record Date for determining the Argonaut Shareholders who are entitled to receive notice of and vote at the Argonaut Meeting. Only Registered Argonaut Shareholders whose names have been entered in the register of Argonaut as at the close of business (5:00 p.m. (Eastern time)) on the Argonaut Record Date will be entitled to receive notice of and vote at the Argonaut Meeting. No other Argonaut Shareholders are entitled to vote at the Argonaut Meeting.

As at March 30, 2020, the Argonaut Record Date, 180,694,816 Argonaut Shares were issued and outstanding. Each Argonaut Share outstanding on the Argonaut Record Date carries the right to one vote.

Other than as disclosed in this Circular under the heading “General Proxy Information — Argonaut Shareholders — Argonaut Shareholders Entitled to Vote”, to the knowledge of the directors and officers of Argonaut, as of the Argonaut Record Date, no person beneficially owned, directly or indirectly, or exercised control or direction over Argonaut Shares carrying 10% or more of the aggregate voting rights of Argonaut Shares.

Should I send in my proxy now?

Yes. To ensure your vote is counted, you need to complete and submit the enclosed Argonaut Proxy and register your appointed proxyholder with the Argonaut Transfer Agent or, if applicable, provide your nominee (bank, trust company, securities broker or other nominee) with voting instructions. You are encouraged to vote well in advance of the proxy cut-off and registration cut-off at 11:30 a.m. (Eastern time) on Friday, May 15, 2020 (or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to any reconvened Argonaut Meeting in the event of an adjournment of the Argonaut Meeting).

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

What approvals are required to be given by Alio Shareholders at the Alio Meeting?

Completion of the Arrangement is also conditional upon approval of the Arrangement Resolution, which must be approved, with or without variation, by the affirmative vote of: (i) at least 66 2/3% of the votes cast on the Arrangement Resolution by the Alio Shareholders present online at the Alio Meeting or represented by proxy and entitled to vote at the Alio Meeting; and (ii) at least 66 2/3% of the votes cast on the Arrangement Resolution by the Alio Securityholders (on an “as-converted basis”) present online at the Alio Meeting or represented by proxy and entitled to vote at the Alio Meeting, voting together as a single class.

The Alio Meeting is scheduled to be held via online audio at https://web.lumiagm.com/264350037 at 8:30 a.m. (Pacific time) on Wednesday, May 20, 2020.

The completion of the Arrangement or approval of the Arrangement Resolutions are not contingent on the approval of any Alio Annual Resolutions that Alio Shareholders are being asked to consider at the Alio Meeting.

What will happen if the Arrangement Resolution is not approved by Alio Shareholders and Alio Securityholders or the Arrangement is not completed for any reason?

If the Arrangement Resolution is not approved by Alio Shareholders and Alio Securityholders or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. In the event that either Alio or Argonaut terminates the Arrangement Agreement because the other party’s normal course business operations are suspended or terminated for a period of 45 days or more and such suspension or termination was not required by applicable law or the result of the infection, or suspected infection, of a material amount of the non-terminating Party’s workforce with the coronavirus, then the non-terminating Party, is entitled to an expense reimbursement amount of US$1,000,000. In addition, Alio will be required to pay a termination fee equal to US$2,000,000 to Argonaut in certain circumstances. See “The Arrangement Agreement — Termination” and “The Arrangement Agreement — Termination Fee and Expense Reimbursement”.

Do I have Dissent Rights?

No. Argonaut Shareholders are not entitled to exercise dissent rights in respect of the Share Issuance Resolution.

What if I have other questions?

If you have any questions regarding the meeting, please contact:

Argonaut Transfer Agent:	Computershare Trust Company of Canada
1-800-564-6253 (North American Toll Free)
514- 982-7555 (Local or outside of North America)
www.computershare.com/service

Argonaut:	Argonaut Gold Inc.
Dan Symons
Vice President, Investor Relations
416-915-3107
dan.symons@argonautgold.com

Argonaut Proxy Solicitation Agent:	Gryphon Advisors Inc.
1-877-353-5209 (North American Toll Free)
1-416-661-6592 (Outside North America)
inquiries@gryphonadvisors.ca

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

GENERAL PROXY INFORMATION — ARGONAUT SHAREHOLDERS

Date, Time and Place of Argonaut Meeting

The Argonaut Meeting will be held via online audio at https://web.lumiagm.com/221570123 at 11:30 (Eastern time) on Wednesday, May 20, 2020.

To proactively deal with the unprecedented public health impact of corona virus disease 2019, also known as COVID-19, and to mitigate health and safety risks, Argonaut Shareholders are invited to participate in the Argonaut Meeting in a virtual only format, which will be conducted via live online audio only at https://web.lumiagm.com/221570123 where Registered Argonaut Shareholders and duly appointed proxyholders can participate, vote, or submit questions during the meeting’s live audiocast. Participants must be connected to the internet at all times during the Argonaut Meeting to be able to vote.

Purpose of the Argonaut Meeting

The purpose of the Argonaut Meeting is for Argonaut Shareholders to consider and vote upon the Share Issuance Resolution, the full text of which is set out in Schedule “A” — “Resolutions to be Approved at the Argonaut Meeting” to this Circular. Approval of the Share Issuance Resolution is required under the TSX Company Manual (the “Manual”) to complete the Arrangement. See “General Proxy Information — Argonaut Shareholders — Purpose of the Argonaut Meeting — Approvals Under TSX Company Manual”. Particulars of the subject matter relating to the Arrangement are described in this Circular under the heading “The Arrangement”.

At the Argonaut Meeting, in accordance with the Manual, Argonaut Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the issuance of up to 63,587,494 Argonaut Shares pursuant to the Arrangement, representing approximately 35% of the outstanding Argonaut Shares as of the date of this Circular, by operation of section 611(c) of the Manual because the Arrangement will provide for the issuance of greater than 25% of the currently outstanding Argonaut Shares, comprising (i) up to 58,433,639 Argonaut Shares to be issued to Alio Shareholders (other than any Alio Shareholders validly exercising dissent rights) in exchange for their Alio Shares (including an aggregate of 792,954 Argonaut Shares to be issued to Former Alio Shareholders in exchange for Alio Shares issued prior to the effective time of the Arrangement in settlement of any performance share units of Alio, restricted share units of Alio and deferred share units of Alio); (ii) up to 3,608,962 Argonaut Shares issuable upon the exercise of the Replacement Argonaut Options; and (iii) up to 1,544,893 Argonaut Shares issuable upon the exercise of the Alio Warrants. To be effective, the Share Issuance Resolution must be passed, with or without variation, at the Argonaut Meeting by at least a majority of the votes cast on the Share Issuance Resolution by the Argonaut Shareholders present at the Argonaut Meeting or represented by proxy and entitled to vote at the Argonaut Meeting. If the Share Issuance Resolution does not receive the requisite approval, the Arrangement will not proceed.

The complete texts of the Share Issuance Resolution to be presented to the Argonaut Meeting are set out in Schedule “A” — “Resolutions to be Approved at the Argonaut Meeting” to this Circular.

Management of Argonaut and the Argonaut Board recommend that Argonaut Shareholders vote FOR the Share Issuance Resolution. In the absence of instructions to the contrary, the persons whose names appear in the Argonaut Proxy accompanying this Circular intend to VOTE FOR the Share Issuance Resolution.

At the Argonaut Meeting, Argonaut Shareholders are also being asked to consider and vote upon the Argonaut Annual Resolutions, the full text of which is set out in Schedule “A”— “Resolutions to be Approved at the Argonaut Meeting” to this Circular, in respect of four items of business relating to the annual matters of Argonaut, being to elect the directors to serve on the Argonaut Board, to appoint auditors and to authorize the directors to fix their remuneration, to re-authorize and approve certain amendments to the Argonaut Share Incentive Plan and to have a shareholder advisory vote on Argonaut’s approach to executive compensation, as more particularly described in the Circular. Particulars of the subject matter of the Argonaut Annual Resolutions are set out in Schedule “O”- “Annual Matters of Argonaut” to this Circular.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

The completion of the Arrangement or approval of the Share Issuance Resolution is not conditional upon the approval of any Argonaut Annual Resolutions that Argonaut Shareholders are being asked to consider.

Important information relating to the Share Issuance Resolution, including the details relating to the Arrangement, are found in this Circular. Argonaut Shareholders are urged to closely review the information in this Circular.

Argonaut Shareholders Entitled to Vote

Argonaut Shareholders present or represented by proxy at the virtual Argonaut Meeting are entitled to vote on the Share Issuance Resolution and the Argonaut Annual Resolutions. The Argonaut Board has fixed March 30, 2020 as the Argonaut Record Date for determining the Argonaut Shareholders who are entitled to receive notice of and vote at the Argonaut Meeting. As at March 30, 2020, the Argonaut Record Date, 180,694,816 Argonaut Shares were issued and outstanding. Each Argonaut Share outstanding on the Argonaut Record Date carries the right to one vote.

Only Registered Argonaut Shareholders whose names have been entered in the registers of Argonaut as at the close of business (5:00 p.m. (Eastern time)) on the Argonaut Record Date will be entitled to receive notice of and vote at the Argonaut Meeting. No other Argonaut Shareholders are entitled to vote at the Argonaut Meeting.

To the knowledge of the directors and officers of Argonaut, as of the Argonaut Record Date, no person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the Argonaut Shares, other than as set out below:

Name of Shareholder	Number of Common Shares	Percentage of Common Shares
GMT Capital Corp.	21,936,262	12.22%

Following the completion of the Arrangement, Argonaut does not anticipate that (i) any person will hold more than 20% of the Argonaut Shares, or (ii) control of Argonaut will be materially affected.

Each Registered Argonaut Shareholder has the right to appoint as proxyholder a person or company other than the persons designated by management of Argonaut (the “Argonaut Management Proxyholders”) in the enclosed Argonaut Proxy and to attend and act on the Argonaut Shareholder’s behalf at the Argonaut Meeting or any adjournment or postponement thereof, by striking out the names of the Argonaut Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed Argonaut Proxy and registering such person with the Argonaut Transfer Agent.

Voting by Registered Argonaut Shareholders

The following instructions are for Registered Argonaut Shareholders only. If you are a Non-Registered Argonaut Shareholder, please read the information under the heading “General Proxy Information — Voting by Non-Registered Argonaut Shareholders” below and follow your nominee’s (bank, trust company, securities broker or other nominee) instructions on how to vote your Argonaut Shares.

Voting at the Argonaut Meeting

Registered Argonaut Shareholders who attend the Argonaut Meeting may vote online using the ballot provided online. If you are a Registered Argonaut Shareholder, to ensure your vote is counted, you should complete and return the enclosed Argonaut Proxy as soon as possible even if you plan to attend the Argonaut Meeting. Even if you return a proxy, you can still attend the Argonaut Meeting and vote online by using a 15-digit control number to login to the Argonaut Meeting and, upon logging in, accepting the terms and conditions to revoke any and all previously submitted proxies. If you have returned one or more proxies and you DO NOT wish to revoke all previously

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca submitted proxies, do not accept the terms and conditions, in which case you can only enter the Argonaut Meeting as a guest only.

Voting by Proxy

If you are a Registered Argonaut Shareholder but do not plan to attend the Argonaut Meeting online, you may vote by using a proxy to appoint someone to attend the Argonaut Meeting online as your proxyholder. Registered Argonaut Shareholders should carefully read and consider the information contained in this Circular. Registered Argonaut Shareholders should then complete, sign and date the enclosed Argonaut Proxy and return the form in the enclosed return envelope or by facsimile transmission as indicated in the Argonaut Proxy as soon as possible and then register their proxyholder with the Argonaut Transfer Agent so that their Argonaut Shares may be represented at the Argonaut Meeting. Please read the information under the heading “Am I a Registered Shareholder and how do I vote?”. Alternatively, Registered Argonaut Shareholders may vote online at: www.voteproxyonline.com using the control number found on the Argonaut Proxy.

Appointment of Proxies

A proxy is a document that authorizes another person to attend the Argonaut Meeting and cast votes at the Argonaut Meeting on behalf of a Registered Argonaut Shareholder. If you are a Registered Argonaut Shareholder, you can use the Argonaut Proxy accompanying this Circular. You may also use any other legal form of proxy.

If you are a Registered Argonaut Shareholder, you can return a duly completed and executed Argonaut Proxy to the Argonaut Transfer Agent and then register your proxyholder with the Argonaut Transfer Agent by visiting http://www.computershare.com/Argonaut not later than 11:30 a.m. (Eastern time) on Friday, May 15, 2020, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the time of the Argonaut Meeting (as it may be adjourned or postponed from time to time). Alternatively, Registered Argonaut Shareholders may submit their Argonaut Proxy online at: www.voteproxyonline.com. The deadline for the deposit of proxies may be waived or extended by the Chair of the Argonaut Meeting at his discretion, without notice. Please read the information under the heading “Am I a Registered Shareholder and how do I vote?”.

Exercise of Discretion by Proxies

Where a choice is specified on the Argonaut Proxy on how you wish to vote on a particular issue (by checking FOR, or AGAINST, as applicable), your proxyholder must vote your Argonaut Shares as instructed.

If you do NOT mark on the Argonaut Proxy how you want to vote on a particular matter, your proxyholder will have the discretion to vote your Argonaut Shares as he or she sees fit. If your proxy does not specify how to vote on the Share Issuance Resolution or the Argonaut Annual Resolutions and you have authorized the persons named in the accompanying Argonaut Proxy (who are officers and/or directors of Argonaut) to act as your proxyholder, your Argonaut Shares will be voted at the Argonaut Meeting FOR such matters.

If any amendments are proposed to the Share Issuance Resolution or the Argonaut Annual Resolutions or if any other matters properly arise at the Argonaut Meeting in relation to the Share Issuance Resolution, your proxyholder will have the discretion to vote your Argonaut Shares as he or she sees fit.

To ensure the Share Issuance Resolution is passed, you should complete and submit the applicable enclosed Argonaut Proxy or, if applicable, provide your nominee (bank, trust company, securities broker or other nominee) with voting instructions. See “General Proxy Information — Voting by Registered Argonaut Shareholders — Voting by Proxy”.

Revocation of Proxies

Only a Registered Argonaut Shareholder who has returned an Argonaut Proxy may revoke it by:

(a)                                 completing and signing another proxy form with a later date and delivering it at the offices of Computershare Trust Company of Canada Proxy Department, 8th Floor, 100 University Avenue,

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

Toronto, Ontario, Canada, M5J 2Y1 and registering the proxyholder appointed therein at http://www.computershare.com/Argonaut before: (a) 11:30 a.m. (Eastern time) on Friday, May 15, 2020; or (b) if the Argonaut Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before the day to which the Argonaut Meeting is adjourned;

(b)                                 delivering a written statement revoking the original Argonaut Proxy or voting instruction, signed by you or your authorized representative, to Computershare Trust Company of Canada at Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1 at any time up to and including the last Business Day preceding the day of the Argonaut Meeting or, if the Argonaut Meeting is adjourned, up to the close of business on the last Business Day before the day to which the Argonaut Meeting is adjourned;

(c)                                  attending the Argonaut Meeting online by using a 15-digit control number to login to the Argonaut Meeting and, upon logging in, accepting the terms and conditions to revoke any and all previously submitted proxies; or

(d)                                 any other manner permitted by law.

Non-Registered Argonaut Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Argonaut Meeting, contact the intermediary to arrange to change their voting instructions.

Voting by Non-Registered Argonaut Shareholders

You are a Non-Registered Argonaut Shareholder (as opposed to a Registered Argonaut Shareholder) if your Argonaut Shares are held on your behalf, or for your account, by a nominee (bank, trust company, securities broker or other nominee).

In accordance with the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, Argonaut has elected to send copies of the Argonaut Meeting Materials directly to the Argonaut NOBOs, and indirectly through intermediaries to Argonaut OBOs. Intermediaries will frequently use service companies to forward meeting materials to Argonaut OBOs.

Voting Instruction Form

Intermediaries will frequently use service companies to forward the Argonaut Meeting Materials to the Argonaut OBOs. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable VIF in lieu of a form of proxy to Argonaut OBOs and provides appropriate instructions respecting voting of Argonaut Shares to be represented at the Argonaut Meeting. For your Argonaut Shares to be voted, you must follow the instructions on the VIF that is provided to you. An Argonaut OBO can complete the VIF by: (i) calling the phone number listed thereon, (ii) mailing the completed VIF in the envelope provided, or (iii) through the Internet at www.proxyvote.com.

If a Non-Registered Argonaut Shareholder receives the Argonaut Meeting Materials from the Argonaut or its agent, that Non-Registered Argonaut Shareholder’s name and address and information about his or her holdings of Argonaut Shares has been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Argonaut Shares on the Non-Registered Argonaut Shareholder’s behalf. By choosing to send the Argonaut Meeting Materials to the Non-Registered Argonaut Shareholder directly, Argonaut (and not the intermediary holding the Argonaut Shares on the Non-Registered Argonaut Shareholder’s behalf) has assumed responsibility for (a) delivering the Argonaut Meeting Materials to the Non-Registered Argonaut Shareholder, and (b) executing the Non-Registered Argonaut Shareholder’s proper voting instructions. Non-Registered Argonaut Shareholders are kindly asked to return their voting instructions as specified in the request for voting instructions.

The Argonaut Meeting Materials sent to Argonaut NOBOs are accompanied by a VIF instead of a form of proxy. By returning the VIF in accordance with the instructions noted thereon, an Argonaut NOBO is able to instruct the voting of the Argonaut Shares owned by it. VIFs, whether provided by Argonaut or by an intermediary, should be

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca completed and returned in accordance with the specific instructions noted thereon. The purpose of this procedure is to permit Non-Registered Argonaut Shareholders to direct the voting of the Argonaut Shares which they beneficially own. Argonaut will reimburse intermediaries for permitted reasonable out-of-pocket costs and expenses incurred by them in mailing proxy materials to Non-Registered Argonaut Shareholders. Argonaut has elected to pay for the delivery of Argonaut Meeting materials to “objecting beneficial owners” of Argonaut Shares.

Forms of Proxy

Less frequently, a Non-Registered Argonaut Shareholder will receive, as part of the materials for the Argonaut Meeting, forms of proxy that have already been signed by the intermediary (typically by facsimile transmission, stamped signature) which is restricted as to the number of Argonaut Shares beneficially owned by the Non-Registered Argonaut Shareholder but which is otherwise uncompleted. If the Non-Registered Argonaut Shareholder does not wish to attend and vote at the Argonaut Meeting (or have another person attend and vote on the Non-Registered Argonaut Shareholder’s behalf), the Non-Registered Argonaut Shareholder must complete a form of proxy and deliver it to the Argonaut Transfer Agent, Computershare Trust Company of Canada, not later than 11:30 a.m. (Eastern time) on Friday, May 15, 2020, or not later than 48 hours (other than a Saturday, Sunday or holiday) immediately preceding the date of the Argonaut Meeting (as it may be adjourned or postponed from time to time). The time limit for the deposit of proxies may be waived or extended by the Chair of the Argonaut Meeting at his discretion, without notice.

Only Registered Argonaut Shareholders or the persons they appoint as their proxies are permitted to vote at the Argonaut Meeting. If a Non-Registered Argonaut Shareholder wishes to attend and vote at the Argonaut Meeting (or have another person attend and vote on the Non-Registered Argonaut Shareholder’s behalf), the Non-Registered Argonaut Shareholder must strike out the names of the persons named in the form of proxy and insert the Non-Registered Argonaut Shareholder’s (or such other person’s) name in the blank space provided and return the form of proxy in accordance with the instructions provided by the intermediary and then register at http://www.computershare.com/Argonaut. To have their Argonaut Shares voted at the meeting, each Non-Registered Argonaut Shareholder who has appointed themselves as proxyholder will be required to enter their control number or username (provided by the Argonaut Transfer Agent after such Non-Registered Argonaut Shareholder registers at http://www.computershare.com/Argonaut) at https://web.lumiagm.com/221570123 prior to the start of the Argonaut Meeting. See “If I am a Non-Registered Argonaut Shareholder, can I vote at the Argonaut Meeting?”.

Non-Registered Argonaut Shareholders should follow the instructions on the forms they receive and contact their intermediaries or Gryphon Advisors Inc., the Argonaut Proxy Solicitation Agent, by telephone at: 1-877-353-5209 (North American Toll Free) or 1-416-661-6592 (Outside North America); or by email at: inquiries@gryphonadvisors.ca.

Solicitation of Proxies

Whether or not you plan to attend the Argonaut Meeting, management of Argonaut, with the support of the Argonaut Board, requests that you fill out your form of proxy or proxies to ensure your votes are cast at the Argonaut Meeting. This solicitation of your proxy or proxies (your vote) is made on behalf of management of Argonaut.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, facsimile transmission or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Argonaut. Argonaut has retained Gryphon Advisors Inc., the Argonaut Proxy Solicitation Agent, to assist in the solicitation of proxies and may also retain other persons as it deems necessary to aid in the solicitation of proxies with respect to the Argonaut Meeting. Costs related to the Argonaut Proxy Solicitation Agent and the printing and mailing of this Circular in connection with the Argonaut Meeting, which are expected to be nominal, will be borne by each of Argonaut. Argonaut and the Argonaut Proxy Solicitation Agent have entered into an engagement agreement with customary terms and conditions, which provides that the Argonaut Proxy Solicitation Agent will be paid a fee of approximately $50,000 plus out-of-pocket expenses for the Argonaut Meeting.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

Questions

Argonaut Shareholders who would like additional copies, without charge, of this Circular or have additional questions about the Arrangement, including the procedures for voting Argonaut Shares, should contact their nominee (bank, trust company, securities broker or other nominee) or Gryphon Advisors Inc. as indicated below. In addition, Gryphon Advisors Inc. is available to answer any questions you might have in respect of the information contained in this Circular.

Interested Argonaut Shareholders may contact Gryphon Advisors Inc., the Argonaut Proxy Solicitation Agent, by telephone at: 1-877-353-5209 (North American Toll Free) or 1-416-661-6592 (Outside North America); or by email at: inquiries@gryphonadvisors.ca.

Approvals Under TSX Company Manual

Argonaut is required to obtain the approval of the Argonaut Shareholders in respect of the Argonaut Shares issuable under the Arrangement, as the number of Argonaut Shares issued or issuable in payment of the purchase price under the Arrangement exceeds 25% of the Argonaut Shares outstanding on a non-diluted basis.

In accordance with the above-mentioned policies of the TSX, Argonaut is therefore seeking the approval of the Share Issuance Resolution for the issuance of up to 63,587,494 Argonaut Shares issuable under the Arrangement.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

ALIO SECURITYHOLDERS — QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE MEETING

The following is a summary of certain information contained in or incorporated by reference into the Circular, together with some of the questions that you, as an Alio Securityholder, may have and answers to those questions. You are urged to read the remainder of the Circular, the enclosed Alio forms of proxy and the Letter of Transmittal carefully because the information contained below is of a summary nature, and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into the Circular, the Alio forms of proxy and the Letter of Transmittal, and the attached schedules to the Circular, all of which are important and should be reviewed carefully. Capitalized terms used but not otherwise defined herein have the meanings set out under the heading “Glossary of Terms” in the Circular.

What am I voting on?

For Alio Shareholders and holders of Alio Options, Alio RSUs, Alio PSUs and/or Alio DSUs

Alio Shareholders and holders of Alio Options, Alio RSUs, Alio PSUs and Alio DSUs are being asked to consider and, if deemed advisable, vote FOR the Arrangement Resolution. The Arrangement provides for, among other things: the acquisition by Argonaut of all the issued and outstanding Alio Shares in exchange for the Arrangement Consideration for each Share held by an Alio Shareholder, (other than Alio Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection); all of the outstanding Alio Options, to the extent not exercised prior to the effective time of the Arrangement, will be exchange for Replacement Argonaut Options, entitling the Former Alio Optionholder to acquire 0.67 Argonaut Shares for each Alio Share previously subject to the Alio Option at an exercise price equal to the exercise price of the Alio Option divided by 0.67; and a cash payment to holders of Alio, RSUs, Alio PSUs and Alio DSUs equal to 50% of the value of the Alio RSU, PSU or DSU and such number of Alio Incentive Compensation Shares as have a value of 50% of the value of the Alio RSU, Alio PSU or Alio DSU, net of applicable withholding tax. The value, for these purposes, of each Alio RSU, Alio PSU or Alio DSU will be the closing price of the Alio Shares on the TSX on the trading day which is five business days prior to the Effective Date. Each Alio Incentive Compensation Share issued by Alio in exchange for the Alio RSUs, Alio PSUs and Alio DSUs will be exchanged, pursuant to the Arrangement, along with all other Alio Shares, for 0.67 Argonaut Shares.

Argonaut intends to have the Alio Shares delisted from the TSX and the NYSE American. In addition, Argonaut will apply to cease to be a reporting issuer in the applicable Canadian jurisdictions. Alio’s common stock will also be deregistered under the U.S. Exchange Act and Alio will no longer file periodic or current reports with the SEC.

Only Alio Shareholders

The Alio Meeting is also an annual meeting, and therefore, Alio Shareholders will receive the audited consolidated financial statements of Alio for the financial year ended December 31, 2019 and will be asked to vote on the election of directors and the appointment of Alio’s auditors for the ensuing year. Alio Shareholders also are being asked to approve the transaction of any other business that may properly come before the Alio Meeting or any adjournments or postponements thereof. Further descriptions of the matters covered by each of these resolutions are contained in Schedule “P” — “Annual Matters of Alio”.

When and where is the Alio Meeting?

The Meeting will be held on May 20, 2020 commencing at 8:30 a.m. (Pacific time), subject to any adjournment(s) or postponement(s) thereof. This year, out of an abundance of caution, to proactively deal with the public health impact of the COVID-19 pandemic and to mitigate risks to the health and safety of our communities, securityholders and employees, we will hold the Alio Meeting in a virtual only format, which will be conducted via live audio webcast online at https://web.lumiagm.com/264350037. A summary of the information securityholders will need to attend the Alio Meeting online is provided below. A guide to how to login to, and vote at, the Alio Meeting can be found at Schedule “P” of this Circular.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

Does the Alio Board support the Arrangement?

Yes. After taking into consideration, among other things, the RBC Capital Markets Fairness Opinion, the Alio Board has determined that the Arrangement is in the best interests of Alio and recommends that the Alio Securityholders vote FOR the Arrangement Resolution.

In reaching their conclusion that the Arrangement is in the best interest of Alio, the directors considered and relied upon a number of factors, including those described under the headings “The Arrangement — Reasons for the Argonaut Board and Alio Board Recommendations” and “The Arrangement — Opinion of RBC Capital Markets” in the Circular.

Who is soliciting my proxy?

Your proxy or proxies are being solicited by management of Alio, with the support of the Alio Board. The Circular is furnished in connection with that solicitation.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited by telephone, email, internet, facsimile transmission or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Alio. In addition, Alio has engaged Laurel Hill Advisory Group as its proxy solicitation agent to assist in the solicitation of proxies with respect to the matters to be considered at the Alio Meeting. Alio will bear the costs of solicitation of its securityholders.

If you have questions and/or need assistance in voting your securities, please contact:

Laurel Hill Advisory Group toll free at,

1-877-452-7184 or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com

Who can attend and vote at the Alio Meeting and what is quorum for the Alio Meeting?

Only Alio Securityholders of record as of the close of business on April 14, 2020, the record date for the Alio Meeting, are entitled to receive notice of and to attend, and vote at, the Alio Meeting or any adjournment(s) or postponement(s) of the Alio Meeting.

A quorum for the transaction of business at the Alio Meeting will be two Alio Shareholders entitled to vote at the Alio Meeting present online or represented by proxy.

What vote is required at the Alio Meeting to approve the Arrangement Resolutions?

In order to become effective, the Arrangement Resolution must be approved by a special resolution passed by (i) at least 66 2/3% of the votes cast by Alio Shareholders at the Alio Meeting present online or represented by proxy and (ii) at least 66 2/3% of the votes cast by securityholders (on an As-Converted Basis, as applicable) at the Alio Meeting present online or represented by proxy, voting together as a single class. Completion of the Arrangement is also subject to receipt of certain required regulatory approvals, including the approval of the Court, and other customary closing conditions, all of which are described in more detail in the attached Circular.

I am a Registered Alio Shareholder and/or holder of Alio Options, Alio RSUs, Alio PSUs and Alio DSUs, how do I vote?

You are a Registered Alio Shareholder if you hold any Alio Shares in your own name, as recorded in the shareholder register of Alio maintained by Computershare Trust Company of Canada.

If you are a Registered Alio Shareholder and/or Alio Optionholder, Alio RSU Holder, Alio PSU Holder or Alio DSU Holder you can vote your Alio Shares and/or Alio Options, Alio RSUs, Alio PSUs and Alio DSUs by:

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

•                  Mail: To the offices of Computershare Trust Company of Canada Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1;

•                  Fax: Computershare Trust Company of Canada: 416-263-9524 or toll-free 1-866-249-7775;

•                  Online: Go to the website indicated on the proxy form (www.investorvote.com) and follow the instructions on the screen;

•                  Phone: Call the toll-free number indicated on the proxy form (1.866.732.VOTE) and follow the instructions using your 15 digit control number located at the bottom left hand corner of your proxy; or

•                  If you want to attend the Alio Meeting and vote online:

•                  DO NOT COMPLETE THE PROXY;

•                  login at https://web.lumiagm.com/264350037 at least 15 minutes before the Alio Meeting starts;

•                  click on “I have a control number”;

•                  enter your 15-digit control number from your proxy;

•                  enter the password: “alio2020” (case sensitive); and

•                  vote.

What if I return my proxy but do not mark it to show how I wish to vote?

If your proxy (or proxies) is (are) signed and dated and returned without specifying your choice or is (are) returned specifying both choices, your Alio Shares, Alio Options, Alio RSUs, Alio PSUs and/or Alio DSUs will be voted FOR the Arrangement Resolution in accordance with the recommendation of the Alio Board.

Can I appoint someone other than those named in the enclosed proxy forms to vote my Alio Securities?

Registered Alio Shareholders and Alio Optionholders, Alio RSU Holders, Alio PSU Holders and Alio DSU Holders who wish to appoint someone other than management’s nominees as their proxyholder to attend and participate at the Alio Meeting as their proxy and vote their securities MUST submit their proxy (or proxies) or voting instruction form, as applicable, appointing that person as proxyholder AND ADDITIONALLY REGISTER THAT PROXYHOLDER ONLINE AT HTTP://WWW.COMPUTERSHARE.COM/ALIOGOLD. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy (or proxies) or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required to be able to attend and participate at the Alio Meeting.

To appoint someone other than the management’s nominees as proxyholder, insert that person’s name in the blank space provided in the proxy (or proxies) or voting instruction form and follow the instructions for submitting the proxy (or proxies) or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your proxy (or proxies) or voting instruction form. To register your proxyholder, Alio Shareholders MUST visit http://www.computershare.com/aliogold by 8:30 a.m. (Pacific time) on May 15, 2020 and provide Computershare with the required proxyholder contact information, so that Computershare may provide the proxyholder with a control number via email. Without a control number, proxyholders will not be able to attend and vote online at the Alio Meeting.

To vote online at the Alio Meeting if you have appointed yourself as a proxyholder or you are a duly appointed proxyholder and the proxyholder registration with Computershare has been completed:

• you will receive log in credentials from Computershare once the proxy deposit deadline has passed;

• log in at https://web.lumiagm.com/264350037 at least 15 minutes before the Alio Meeting starts;

• click on “I have a control number”;

• enter your 15-digit control number;

• enter the password: “alio2020” (case sensitive); and

• vote.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

Should I send in my proxy now?

Yes. To ensure your vote is counted, Registered Alio Shareholders and/or Alio Optionholder, Alio RSU Holders, Alio PSU Holders and Alio DSU Holders need to complete and submit the enclosed proxy (or proxies) and register your appointed proxyholder(s) with Computershare. If you are a Non-Registered Alio Shareholder, to ensure your vote is counted, you need to provide your nominee (bank, trust company, securities broker or other nominee) with voting instructions.

You are encouraged to vote well in advance of the proxy cut-off time at 8:30 a.m. (Pacific Time) on Friday, May 15, 2020 (or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the Alio Meeting).

What is the cut-off time for delivery of proxies?

Proxies must be delivered by mail to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or fax to 1-866-249-7775 (toll-free), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Alio Meeting or any adjournment or postponement thereof. Therefore, assuming no adjournment or postponement, the proxy-cut off time is 8:30 a.m. (Pacific Time) May 15, 2020. The time limit for deposit of proxies may be waived or extended by the Chairperson of the Alio Meeting at his or her discretion, without notice.

Can I revoke a proxy or voting instruction?

Yes. If you want to revoke your proxy (or proxies) after you have delivered it (them), you can do so by (a) attending the Alio Meeting and voting online if you were a Registered Alio Shareholder or a holder of Alio Options, Alio RSUs, Alio PSUs or Alio DSUs at the Alio Record Date, (b) signing a proxy (or proxies) bearing a later date and returning such form(s) at any time before the proxy cut-off time, (c) by signing a written statement which indicates, clearly, that you want to revoke your proxy or proxies and delivering this signed written statement to the registered office of Alio by email to leslie.kapusianyk@aliogold.com at any time up to and including the last Business Day prior to the Alio Meeting (or any adjournment or postponement thereof), or (d) in any other manner permitted by law.

Your proxy (or proxies) will only be revoked pursuant to (b) above if such proxy bearing a later date is received no later than 8:30 a.m. (Pacific Time) on May 15, 2020 (or if the Alio Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays). If you revoke your proxy (or proxies) and do not replace it (or them) with another that is deposited with us before the proxy cut-off time, you can still vote your Alio Shares, but to do so you must attend the Alio Meeting online. If as a Registered Alio Shareholder or holder of Alio Options, Alio RSUs, Alio PSUs or Alio DSUs you are using your control number (or, if you are both a Registered Alio Shareholder and a holder of Alio Options, Alio RSUs, Alio PSUs and/or Alio DSUs, you are using one of your control numbers to login to the Alio Meeting) and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on matters put forth at the Alio Meeting. If you have already voted by proxy and you vote again during the online ballot during the Alio Meeting, your online vote during the Alio Meeting will revoke your previously submitted proxy (or proxies). If you have already voted by proxy (or proxies) and do not wish to revoke your previously submitted proxy (or proxies), do not vote again during the online ballot.

If you are a Non-Registered Alio Shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your intermediary.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

When can I expect to receive consideration for my Securities?

Alio Shareholders

With respect to an Alio Shareholder, as soon as practicable following the later of the Effective Date and the surrender of the Letter of Transmittal, certificate(s)/DRS advice(s) and any other required documents and instruments to the Depositary, you will be entitled to receive the aggregate amount of the Arrangement Consideration that you are entitled to receive for your Alio Shares.

Holders of Alio Options

With respect to Alio Options, all Alio Options that have not been exercised prior to the Effective Time will be exchanged for options to acquire such number of Argonaut Shares equal to the number of Alio Shares subject to the Alio Option multiplied by 0.67, at an exercise price per Replacement Argonaut Option equal to the exercise price of the Alio Option divided by 0.67. The other terms and conditions of the Alio Options will remain the same, except that the Replacement Argonaut Options, in the event the holder of the Replacement Argonaut Option ceases to provide continuous services as an employee, consultant or director to Argonaut after the Arrangement, will expire on the later of the date that is one year from the effective date of the Arrangement and the date that such Alio Options would have otherwise expired pursuant to the terms of the Alio Stock Option Plan or the contractual terms applicable to such Alio Options.

Holders of Alio RSUs, Alio PSUs and Alio DSUs

With respect to an Alio RSU, Alio PSU or Alio DSU, as soon as practicable following the later of the Effective Date and, in the case of the Arrangement Consideration payable in respect of the Alio RSUs, Alio PSUs or Alio DSUs, the surrender of the Letter of Transmittal and any other required documents and instruments to the Depositary, you will be entitled to receive the following: (i) your Alio RSUs, Alio PSUs and Alio DSUs, as applicable, will vest pursuant to the Arrangement and be exchanged for 50% of the value of the Alio Share Entitlement for cash and 50% of the value of the Alio Share Entitlement for Alio Shares, net of applicable withholdings tax, (ii) the valuation of your Alio Share Entitlement will occur five Business Days prior to the Effective Date based on the closing price Alio Share, (iii) you will never actually receive your Alio Shares as they will be arranged under the Arrangement for the Arrangement Consideration, along with the Alio Shareholders and (iv) you will not have Dissent Rights with respect to the Alio Shares.

Holders of both Alio Shares and Alio Options, Alio RSUs, Alio PSUs or Alio DSUs

If you are a holder of Alio Shares and/or Alio Options and/or Alio RSUs, Alio PSUs or Alio DSUs, you will receive the Arrangement Consideration for your Alio Shares on the same terms as all other Alio Shareholders, you will receive the consideration for your Alio Options on the same terms as all other Alio Optionholders and you will receive the consideration for your Alio RSUs, Alio PSUs or Alio DSUs on the same terms as all other holders of Alio RSUs, Alio PSUs or Alio DSUs, as applicable.

In addition to the approval of the securityholders, what other approvals are required for the Arrangement?

The Arrangement must also be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair to the Alio Securityholders. Alio will apply to the Court for this order if the Alio Securityholders approve the Arrangement at the Alio Meeting. See “The Arrangement — Securityholder and Court Approvals”.

What will happen to Alio if the Arrangement is completed?

If the Arrangement is completed, Argonaut will acquire all of the Alio Shares and Alio will become a wholly owned subsidiary of Argonaut. It is anticipated that Argonaut will apply to the applicable Canadian securities regulators to have Alio cease to be a reporting issuer and have the Alio Shares delisted from the TSX and the NYSE American following completion of the Arrangement.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated, and the Termination Fee may be paid by Alio to Argonaut in certain circumstances. See “The Arrangement Agreement — Termination Fee and Expense Reimbursement”.

If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your certificate(s) and any other documentation associated with your ownership of Alio Shares will be returned to you promptly by the Depositary.

How will the votes be counted?

Computershare Trust Company of Canada, Alio’s transfer agent, counts and tabulates the proxies. Proxies are counted and tabulated by the Alio Transfer Agent in such a manner as to preserve the confidentiality of the voting instructions of Alio Registered Shareholders and holders of Alio Options, Alio RSUs, Alio PSUs and Alio DSUs, subject to a limited number of exceptions.

When will the Arrangement become effective?

The Effective Date will occur following the satisfaction or waiver of all of the conditions to the completion of the Arrangement. Subject to obtaining the requisite level of Argonaut Shareholder, Alio Shareholder and Alio Securityholder approval of the Arrangement Resolution, the Final Order is obtained as contemplated herein and the approval of the stock exchanges and regulatory authorities as described above have been obtained, the Effective Date is expected to occur in late May or early June, 2020. On the Effective Date, Alio and Argonaut will publicly announce that the Arrangement has been implemented.

Do I have Dissent Rights?

Only Registered Alio Shareholders have Dissent Rights in respect of the Arrangement. Registered Alio Shareholders who wish to exercise their Dissent Rights must:

(a)         deliver a written notice of dissent to the Arrangement Resolution to Alio, /o Blake, Cassels & Graydon LLP, Suite 2600 — 595 Burrard Street, Vancouver, BC V7X 1L3 attn: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by not later than 5:00 p.m. (Pacific time) on Friday, May 15, 2020 or two Business Days prior to any adjournment or postponement of the Alio Meeting;

(b)         not have voted in favour of the Arrangement Resolution; and

(c)          have otherwise complied with the provisions of section 238 of the BCBCA, as modified and supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court.

What if I have other questions?

If you have any questions regarding the Alio Meeting, need assistance or need additional copies of the Circular, you should contact Alio or the transfer agent, Computershare Trust Company of Canada, as follows:

Mail:	Alio Gold Inc. Suite 507 — 700 West Pender Street Vancouver, British Columbia Canada, V6C 1G8 Attention: Mark Backens	Mail:	Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario Canada, M5J 2Y1 Attention: Proxy Department
Telephone:	1-877-452-7184 (toll-free) 1-416-304-0211	Telephone:	1-800-564-6253 (toll-free) 1-514-982-7555

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

Fax:		Fax:	1-866-249-7775 (toll-free)

Email:	assistance@laurelhill.com

If you have any questions and/or need assistance in voting your securities, please contact our proxy solicitation agent: Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

GENERAL PROXY INFORMATION — ALIO SHAREHOLDERS

Date, Time and Place of the Alio Meeting

The Alio Meeting will be held virtually at 8:30 a.m. (Pacific time) on Wednesday, May 20, 2020.

Purpose of the Alio Meeting

The purpose of the Alio Meeting is for Alio Shareholders and Alio Securityholders to consider and vote upon the Arrangement Resolution, the full text of which is set out in Schedule “B” — “Resolutions to be Approved at the Alio Meeting” to this Circular. Particulars of the subject matter relating to the Arrangement are described in this Circular under the heading “The Arrangement”. Management of Alio and the Alio Board recommend that Alio Shareholders and Alio Securityholders vote FOR the Arrangement Resolution.

At the Alio Meeting, Alio Shareholders are being asked to consider and vote upon the Alio Annual Resolutions, the full text of which is set out in Schedule “B” — “Resolutions to be Approved at the Alio Meeting” to this Circular, in respect of three items of business relating to the annual matters of Alio, being to fix the number of directors to serve on the Alio Board, to elect the directors to serve on the Alio Board and to appoint auditors. Particulars of the subject matter of the Alio Annual Resolutions are set out in Schedule “P”— “Annual Matters of Alio” to this Circular.

The completion of the Arrangement or approval of the Arrangement Resolution is not conditional upon the approval of any Alio Annual Resolutions that Alio Shareholders are being asked to consider. Even if the Arrangement Resolution is approved, Alio Shareholders must also consider the Alio Annual Resolutions.

The Alio Annual Resolutions are being put to Alio Shareholders in the event that the Arrangement is not completed for any reason by the Completion Deadline. If the Arrangement is completed as anticipated, the matters contemplated in the Alio Annual Resolutions may cease to be relevant, as Argonaut will, upon consummation of the Arrangement, own Alio and current Alio Shareholders will cease to have any direct interest in Alio.

Important information relating to the Arrangement Resolution, including the details relating to the Arrangement are found in this Circular. Alio Securityholders are urged to closely review the information in this Circular.

Alio Securityholders Entitled to Vote

At the Alio Meeting, Alio Shareholders and Alio Securityholders are entitled to vote on the Arrangement Resolution either present online or represented by proxy. The Alio Board has fixed April 14, 2020 as the Alio Record Date for determining the Alio Securityholders who are entitled to receive notice of and vote at the Alio Meeting. Only Alio Securityholders whose names have been entered in the registers of Alio as at the close of business (5:00 p.m. (Pacific time)) on the Alio Record Date will be entitled to receive notice of and vote at the Alio Meeting. No other Alio securityholders are entitled to vote at the Alio Meeting.

As at April 14, 2020, the Alio Record Date, 85,993,371 Alio Shares were issued and outstanding, 5,386,511 Alio Options were issued and outstanding, 1,243,435 Alio RSUs were issued and outstanding, 307,181 Alio PSUs were issued and outstanding and 891,412 Alio DSUs were issued and outstanding. Each Alio Share outstanding on the Alio Record Date carries the right to one vote. Each Alio Option, Alio RSU, Alio DSU and Alio PSU outstanding on the Alio Record Date will be voted on an As-Converted Basis at the Alio Meeting.

To the knowledge of the directors and officers of Alio, as of the Alio Record Date, no person beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the Alio Shares.

It is important that your Alio Securities be represented at the Alio Meeting regardless of the number of Securities you hold. If you are an Alio Shareholder, Alio Optionholder, Alio RSU Holder, Alio PSU Holder or Alio DSU Holder and will not be attending the online Alio Meeting, we encourage you to complete, date, sign and return your form(s) of proxy as soon as possible so that your Alio Securities will be represented.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

Form of Proxy

A form of proxy is a document that authorizes someone to attend the online Alio Meeting and cast your votes for you. We have enclosed two forms of proxy with this Circular. You should use the applicable form or forms to appoint a proxyholder, although you can also use any other legal form of proxy.

In order to vote by proxy, Registered Alio Shareholders must fill out the YELLOW form of proxy and Alio Optionholders, Alio RSU Holders, Alio PSU Holders and/or Alio DSU Holders must fill out the GREEN form of proxy. If you are both a Registered Alio Shareholder and an Alio Optionholders, Alio RSU Holders, Alio PSU Holders and/or Alio DSU Holders and are voting by proxy, you must fill out BOTH the YELLOW and the GREEN forms of proxy to ensure your vote is properly counted.

Registered Alio Shareholder and/or holder of Alio Options, Alio RSUs, Alio PSUs or Alio DSUs

If you are a Registered Alio Shareholder and/or Alio Optionholder, Alio RSU Holder, Alio PSU Holder or Alio DSU Holder you can vote your Alio Shares and/or Alio Options, Alio RSUs, Alio PSUs and Alio DSUs by:

•                  Mail: To the offices of Computershare Trust Company of Canada. Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1;

•                  Fax: Computershare Trust Company of Canada: 416-263-9524 or toll-free 1-866-249-7775;

•                  Online: Go to the website indicated on the proxy form (www.investorvote.com) and follow the instructions on the screen;

•                  Phone: Call the toll-free number indicated on the proxy form (1.866.732.VOTE) and follow the instructions using your 15 digit control number located at the bottom left hand corner of your proxy; or

•                  If you want to attend the Alio Meeting and vote online:

•                  DO NOT COMPLETE THE PROXY;

•                  login at https://web.lumiagm.com/264350037 at least 15 minutes before the Alio Meeting starts;

•                  click on “I have a control number”;

•                  enter your 15-digit control number from your proxy;

•                  enter the password: “alio2020” (case sensitive); and

•                  vote.

Appointment of Proxies/ Submission of Voting Instruction Forms & Registering Proxyholders

If you do not attend the Alio Meeting, you can still make your votes count by appointing a person or company who will login to the Alio Meeting to act as your proxyholder at the Alio Meeting.

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can appoint the persons named in the applicable enclosed form or forms of proxy, who are each a director or an officer of Alio. You have the right to appoint any person or company you want to be your proxyholder. It does not have to be a Securityholder or the person designated in the enclosed form(s). Simply fill in the person’s name in the blank space provided on the enclosed proxy form(s) or complete any other legal proxy form and deliver it to Computershare Trust Company of Canada within the time hereinafter specified for receipt of proxies.

Alio Shareholders, Alio Optionholders, Alio RSU Holders, Alio PSU Holders and Alio DSU Holders who wish to appoint a third party proxyholder to virtually attend, participate or vote at the Alio Meeting as their proxy and vote their Securities MUST submit their proxy (or proxies) or VIF, as applicable, appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a username to virtually attend, participate or vote at the Alio Meeting (a “Username”).

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

Step 1: Submit your proxy or VIF: To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or VIF (if permitted) and follow the instructions for submitting such form of proxy or VIF. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or VIF. If you are a Non-Registered Alio Shareholder located in the United States, you must also provide Computershare Trust Company of Canada with a duly completed legal proxy if you wish to attend, participate or vote at the Alio Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details. If you are both an Alio Shareholder and an Alio Optionholder, Alio RSU Holder, Alio PSU Holder and/or Alio DSU Holder, you must fill out both the YELLOW and the GREEN proxy.

Step 2: Register your proxyholder: To register a proxyholder, Alio Shareholders, Alio Optionholders and holders of Alio RSUs, Alio PSUs or Alio DSUs MUST visit http://www.computershare.com/aliogold by 8:30 a.m. (Pacific time) on May 15, 2020 (or, if the Alio Meeting is adjourned or postponed, by the time that is 48 hours prior to the Alio Meeting, excluding Saturdays, Sundays and holidays) and provide Computershare Trust Company of Canada with the required proxyholder contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to virtually attend, participate or vote at the Alio Meeting. If you are both a Registered Alio Shareholder and an Alio Optionholder, Alio RSU Holder, Alio PSU Holder and/or Alio DSU Holder you are required to go through the registration process twice: once to register a proxyholder for your Alio Shares and once to register a proxyholder for your Alio Options, Alio RSUs, Alio PSUs and/or Alio DSUs.

If you are a Non-Registered Alio Shareholder and wish to virtually attend, participate or vote at the Alio Meeting, you have to insert your own name in the space provided on the VIF sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “Attending and Participating at the Alio Meeting”.

If you are a Non-Registered Alio Shareholder located in the United States and wish to attend, participate or vote at the Alio Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “Attending and Participating at the Alio Meeting”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the VIF sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare Trust Company of Canada at uslegalproxy@computershare.com.

To vote your Alio Securities, your proxyholder must virtually attend the Alio Meeting. Regardless of who you appoint as your proxyholder, you can either instruct that appointee how you want to vote or you can let your appointee decide for you. You can do this by completing the applicable form or forms of proxy. In order to be valid, you must return the completed form of proxy forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Alio Meeting or any adjournment or postponement thereof to our transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department or by fax to 1-866-249-7775 (toll-free). The time limit for deposit of proxies may be waived or extended by the Chairperson of the Alio Meeting at his or her discretion, without notice.

Instructing your Proxy and Exercise of Discretion by your Proxy

You may indicate on your applicable form or forms of proxy how you wish your proxyholder to vote your Alio Securities. Alio Securities represented by proxy will be voted for or against, or withheld from voting, on a particular issue in accordance with the instructions of the Alio Securityholder. If the Alio Securityholder specifies a choice with respect to any matter to be acted upon, the Alio Securities will be voted accordingly. To do this, simply mark the appropriate boxes on the applicable form or forms of proxy. If you do this, your proxyholder must vote your Alio Securities in accordance with the instructions you have given.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

If you do not give any instructions as to how to vote on a particular issue to be decided at the Alio Meeting, your proxyholder can vote your Alio Securities as he or she thinks fit. If you have appointed the persons designated in the applicable form(s) of proxy as your proxyholder they will, unless you give contrary instructions, vote FOR the matters set out in the Alio Notice of Meeting.

In order to approve a motion proposed at the Alio Meeting a majority of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case 66 2/3% of the votes cast will be required.

Further details about these matters are set out in this Circular. The enclosed forms of proxy give the persons named on such forms the authority to use their discretion in voting on amendments or variations to matters identified on the Alio Notice of Meeting. At the time of printing this Circular, the management of Alio is not aware of any other matter to be presented for action at the Alio Meeting. If, however, other matters do properly come before the Alio Meeting, the persons named on the enclosed forms of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the forms of proxy with respect to such matters.

Changing your mind

If you want to revoke your proxy (or proxies) after you have delivered it (them), you can do so by (a) attending the Alio Meeting and voting online if you were a Registered Alio Shareholder or an Alio Optionholder, Alio RSU Holder, Alio PSU Holder or Alio DSU Holder at the Alio Record Date, (b) signing a proxy (or proxies) bearing a later date and returning such form(s) at any time before the proxy cut-off time, (c) by signing a written statement which indicates, clearly, that you want to revoke your proxy (or proxies) and delivering this signed written statement to the registered office of Alio by email to leslie.kapusianyk@aliogold.com at any time up to and including the last Business Day prior to the Alio Meeting (or any adjournment or postponement thereof), or (d) in any other manner permitted by law.

Your proxy (or proxies) will only be revoked pursuant to (b) above if such proxy bearing a later date is received by no later than 8:30 a.m. (Pacific time) on May 15, 2020 (or if the Alio Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays). If you revoke your proxy (or proxies) and do not replace it (or them) with another that is deposited with us before the proxy cut-off time, you can still vote your Alio Shares, but to do so you must attend the Alio Meeting online. If as a Registered Alio Shareholder, Alio Optionholder, Alio RSU Holder, Alio PSU Holder or Alio DSU Holder you are using your control number to login to the Alio Meeting (or, if you are both a Registered Alio Shareholder and an Alio Optionholder, Alio RSU Holder, Alio PSU Holder and/or Alio DSU Holder, you are using one of your control numbers to login to the Alio Meeting) and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Alio Meeting. If you have already voted by proxy and you vote again during the online ballot during the Alio Meeting, your online vote during the Alio Meeting will revoke your previously submitted proxy (or proxies). If you have already voted by proxy (or proxies) and do not wish to revoke your previously submitted proxy (or proxies), do not vote again during the online ballot.

If you are a Non-Registered Alio Shareholder and wish to revoke previously provided voting instructions, you should follow carefully the instructions provided by your intermediary.

Non-Registered Alio Shareholders

If you are a Non-Registered Alio Shareholder, meaning your Alio Shares are not registered in your own name, they will be held in the name of a “nominee”, usually a bank, trust company, securities dealer, other financial institution or intermediary, or depository, such as CDS & Co., in Canada, and DTC, in the United States, of which an intermediary was a participant and, as such, your nominee will be the entity legally entitled to vote your Alio Shares and must seek your instructions as to how to vote your Alio Shares.

If you are a Non-Registered Alio Shareholder, your intermediary will send you a VIF or, less frequently, a proxy form with this Circular. This form will instruct the intermediary as to how to vote your Alio Shares at the Alio Meeting on your behalf. You must follow the instructions from your intermediary to vote.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

Intermediaries are required to forward the Alio Meeting materials to Non-Registered Alio Shareholders unless in the case of certain proxy-related materials the Non-Registered Alio Shareholder has waived the right to receive them. The majority of intermediaries now delegate responsibility for obtaining instructions from Non-Registered Alio Shareholders to Broadridge. Broadridge typically mails a VIF to Non-Registered Alio Shareholders and asks Non-Registered Alio Shareholders to return the VIF to Broadridge (in some cases the completion of the VIF may be by telephone or the internet). Broadridge will tabulate the results of all instructions received and provide the appropriate instructions respecting the voting of Alio Shares to be represented at the Alio Meeting.

Additionally, there are two kinds of Non-Registered Alio Shareholders: (i) those who object to their name being made known to the issuers of securities which they own, known as objecting beneficial owners (“OBOs”); and (ii) those who do not object to their name being made known to the issuers of securities which they own, known as non-objecting beneficial owners (“NOBOs”).

For greater certainty, Non-Registered Alio Shareholders should note that they are not entitled to use a VIF or proxy form received from Broadridge or their intermediary to vote Alio Shares directly at the Alio Meeting. Instead, the Non-Registered Alio Shareholder must complete the VIF or proxy form and return it as instructed on the form. The Non-Registered Alio Shareholder must complete these steps well in advance of the Alio Meeting in order to ensure such Alio Shares are voted. Alio may utilize the Broadridge QuickVoteTM service to assist Alio Shareholders with voting their Alio Shares. NOBOs may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the phone. Alio will pay for intermediaries to forward the Alio Meeting materials to OBOs.

In the alternative, if you wish to vote online at the Alio Meeting or have another person attend and vote online on your behalf, insert your name or such other person’s name in the space provided for the proxyholder appointment in the VIF or proxy form, and return it as instructed by your intermediary. You will also have to register yourself as your proxyholder, as described above in “Appointment of Proxies”. Your intermediary may have also provided you with the option of appointing yourself or someone else to virtually attend and vote on your behalf at the Alio Meeting.

Non-Registered Alio Shareholders who have questions or concerns regarding any of these procedures may also contact their intermediary. It is recommended that inquiries of this kind be made well in advance of the Alio Meeting.

Solicitation of Proxies

Whether or not you plan to attend the online Alio Meeting, management of Alio, with the support of the Alio Board, requests that you fill out your form of proxy (or proxies) to ensure your votes are cast at the Alio Meeting. This solicitation of your proxy (or proxies) (your vote) is made on behalf of management of Alio.

It is expected that the solicitation of proxies will be made primarily by mail, but proxies may also be solicited personally or by telephone, email, internet, facsimile transmission or other electronic or other means of communication by directors, officers, employees, agents or other representatives of Alio. Alio has retained Laurel Hill Advisory Group, the Alio Proxy Solicitation Agent, to assist in the solicitation of proxies and may also retain other persons as it deems necessary to aid in the solicitation of proxies with respect to the Alio Meeting. In connection with these services, Laurel Hill Advisory Group is expected to receive a fee of $50,000 plus reasonable out-of-pocket expenses. Costs related to the Alio Proxy Solicitation Agent and the printing and mailing of this Circular in connection with the Alio Meeting and Argonaut Meeting, which are expected to be nominal, will be borne by each of Alio and Argonaut in connection with their respective shareholders.

Attending and Participating at the Alio Meeting

The Company is holding the Alio Meeting as a completely virtual meeting, which will be conducted via live audio webcast. Alio Shareholders, Alio Optionholders, Alio RSU Holders, Alio PSU Holders and Alio DSU Holders will not be able to attend the Alio Meeting in person. In order to attend, participate or vote at the Alio Meeting (including for voting and asking questions at the Alio Meeting), Alio Securityholders must have a valid Username.

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

Registered Alio Shareholders, Alio Optionholders, Alio RSU Holders, Alio PSU Holders and Alio DSU Holders and duly appointed proxyholders will be able to attend, participate and vote at the Alio Meeting online at https://web.lumiagm.com/264350037. Such persons may then enter the Alio Meeting by clicking “I have a login” and entering a Username and password before the start of the Alio Meeting:

Registered Alio Shareholders, Alio Optionholders, Alio RSU Holders, Alio PSU Holders and Alio DSU Holders: The control number located on the form of proxy or in the email notification you received is the Username. The password to the Alio Meeting is “alio2020” (case sensitive). If as a Registered Alio Shareholder, Alio Optionholder, Alio RSU Holder, Alio PSU Holder or Alio DSU Holder you are using your control number to login to the Alio Meeting (or, if you are both a Registered Alio Shareholder and Alio Optionholder, Alio RSU Holder, Alio PSU Holder and/or Alio DSU Holder, you are using one of your control numbers to login to the Alio Meeting) and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot at the appropriate time on the matters put forth at the Alio Meeting. If you have already voted by proxy and you vote again during the online ballot during the Alio Meeting, your online vote during the Alio Meeting will revoke your previously submitted proxy (or proxies). If you have already voted by proxy (or proxies) and do not wish to revoke your previously submitted proxy (or proxies), do not vote again during the online ballot.

Duly appointed proxyholders: Computershare Trust Company of Canada will provide the proxyholder with a Username by e-mail after the voting deadline has passed. The password to the Alio Meeting is “alio2020” (case sensitive).

Only Registered Alio Shareholders, Alio Optionholders, Alio RSU Holders, Alio PSU Holders or Alio DSU Holders and duly appointed proxyholders will be entitled to attend, participate and vote at the Alio Meeting. Non-Registered Alio Shareholders who have not made arrangements for the due appointment of themselves as proxyholder will not be able to attend, participate or vote at the Alio Meeting.

Alio Securityholders who wish to appoint a third party proxyholder to represent them at the Alio Meeting (including Non-Registered Alio Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Alio Meeting) MUST submit their duly completed proxy (or proxies, as applicable) or VIF AND register the proxyholder. See “Appointment of Proxies”.

If you are a Non-Registered Alio Shareholder located in the United States and wish to attend, participate or vote at the Alio Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above and below under “Attending and Participating at the Alio Meeting”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the VIF sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare Trust Company of Canada at uslegalproxy@computershare.com.

If you attend the online Alio Meeting, it is important that you are connected to the internet at all times during the Alio Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Alio Meeting. You should allow ample time to check into the Alio Meeting online and complete the related procedures.

Questions

Alio Securityholders who would like additional copies, without charge, of this Circular or have additional questions about the Arrangement, including the procedures for voting Alio Securities, should contact their nominee (bank, trust company, securities broker or other nominee) or Laurel Hill Advisory Group as indicated below. In addition, Laurel Hill Advisory Group is available to answer any questions you might have in respect of the information contained in this Circular.

Interested Alio Securityholders may contact Laurel Hill Advisory Group, the Alio proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at: assistance@laurelhill.com

Vote Your Shares Today.

Shareholders who have questions or require assistance with voting may contact Gryphon Advisors Inc. toll free at,

1-877-353-5209 or 1-416-661-6592 (Outside North America); or by email at inquiries@gryphonadvisors.ca

THE ARRANGEMENT

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations between representatives of Argonaut and Alio and their respective legal and financial advisors. The following is a summary description of the background, including meetings and deliberations, leading up to the announcement of the Transaction, as well as a summary of the alternatives to the Transaction that were considered by the Alio Board.

The Argonaut Board and the senior management team of Argonaut regularly discuss opportunities intended to enhance value for Argonaut Shareholders. As part of its strategic planning process, Argonaut’s management regularly considers and evaluates business and strategic opportunities, including reviewing the activities and assets of other mining, development and exploration companies to identify and investigate prospective transactions that could complement Argonaut’s existing operations, development and operating expertise and capabilities and support its strategic growth plans.

During the 22 months since completing the Rye Patch Gold Corp. acquisition in May 2018, Alio has been engaged in a constant process to review strategic, value enhancing transactions that include acquiring or merging with other companies, selling elements of Alio or acquiring other projects. The review process included multiple meetings with numerous investment banking service providers as well as peer companies to explore potential mergers and asset sales. Several discussions were initiated with interested parties on a confidential basis with the sharing of data. With the exception of the sale of Alio’s San Francisco project to Magna Gold Corp., which was announced in March, 2020, and the sale of the Lincoln Hill and Wilco projects and certain other nearby properties and claims to Coeur Mining, Inc. in 2018, no other actionable, value enhancing transactions were identified.

Stemming from the review process carried on throughout 2019, the management teams at each of Argonaut and Alio engaged in discussions regarding their respective businesses, possible synergies and the potential for an at market merger between the companies. Alio management presented a summary of these discussions to the Alio Board, and the independent directors of Alio deliberated on the possibility of undertaking a transaction with Argonaut. Ultimately, the discussions with Argonaut were suspended in May of 2019.

On February 20, 2020, Peter Dougherty, the President & Chief Executive Officer and Dave Ponczoch, the Chief Financial Officer of Argonaut met in Vancouver with Mark Backens, the President & Chief Executive Officer and Paul Jones, the Senior Vice President, Corporate Development of Alio to discuss, among other things, the prospects for a transaction between the two companies.

On February 21, 2020 Messrs. Dougherty and Ponczoch reviewed with the Argonaut Board the details of their meetings with the Alio management team and the details of their discussions surrounding a possible transaction. The Argonaut Board, having received the report from management, authorized the continuation of discussions with Alio to determine if acceptable transaction terms could be agreed to. Between February 20, 2020 and February 26, 2020 Messrs. Backens and Jones reviewed with the Alio Board the details of discussions between Alio and Argonaut surrounding a possible transaction. The Alio Board, in its review and evaluation of the Arrangement, considered the independence of each member of the Alio Board, and concluded that Mr. Mark Backens was the only member of the Alio Board who should be excused from deliberations with respect to the Transaction. As such, at each Alio Board meeting at which the Arrangement was considered, there was discussion in the absence of Mr. Backens to allow the independent directors to separately consider the merits of the Arrangement.

Details of a possible transaction were included in a non-binding letter of intent (the “LOI”) which management and advisors to each of Argonaut and Alio negotiated in late February, 2020. On February 26, 2020, Argonaut and Alio entered into the LOI which set out certain specified terms and conditions, including an agreement by the parties to continue to negotiate on an exclusive basis for a specified period of time, and the basis for continued negotiations between the two companies. The LOI contemplated, among other things, reciprocal due diligence, including site visits to the material assets of each company by technical consultants to, and representatives of, the other company.

Pursuant to the terms of the LOI, Argonaut received access to diligence materials via a virtual data room provided by Alio and Argonaut and its advisors commenced a thorough and extensive diligence process. On March 10, 2020, a representative of Argonaut visited the Alio operations at Florida Canyon Mine. On February 25, 2020 Alio received access to diligence materials via a virtual data room and in conjunction with its advisors undertook an extensive review and analysis of that information. On March 11 and March 12, 2020, representatives of Alio visited both the El Castillo Complex and La Colorada Mine in Mexico.

Argonaut and their legal counsel, Bennett Jones LLP, provided Alio and their legal counsel, Blake, Cassels & Graydon LLP, a draft form of arrangement agreement on March 6, 2020. Between March 6 and March 27, 2020, senior executives of both parties and their respective legal counsel, convened multiple meetings and phone calls to discuss certain due diligence matters and finalize the terms of the Transaction documents. During the days leading into March 27, 2020, the Arrangement Agreement, as well as the Alio Voting Support Agreements and the Argonaut Voting Support Agreements, were negotiated and finalized.

In late February 2020, Alio met with and negotiated with RBC Capital Markets the terms upon which they would provide a fairness opinion with regards to the potential Transaction.

On March 18, 2020 the Alio Board met and received from management an update on the status of the proposed Transaction as well as management’s preliminary conclusions on the financial, strategic and technical merits of the proposed merger. After an in-camera session, the Alio Board authorized management to continue with its due diligence and to continue to work towards completion of the drafting of definitive documentation for the proposed Transaction.

At a meeting on March 24, 2020, the Argonaut Board received from management their preliminary diligence findings, which included legal due diligence conducted by Argonaut’s legal counsel Bennett Jones LLP, together with reports regarding the site visit to Florida Canyon Mine. Based on this preliminary analysis, management of Argonaut recommended that a potential business combination remained an attractive opportunity and would provide Argonaut with opportunities for strategic growth and asset diversification and should be assessed further. The Argonaut Board authorized management to continue its due diligence exercise and to continue the drafting of definitive documentation reflecting the agreed upon deal terms.

Between March 18, 2020 and March 27, 2020 Alio management provided periodic status updates to the Alio Board with regards to progress on outstanding items relating to the Transaction and the status of negotiations of the definitive Transaction documentation, and the independent directors of the Alio Board met to discuss the proposed Transaction, including the amount of the break fee and the ability of Alio entertain an offer that could reasonably be expected to lead to a superior proposal to the Transaction.

On March 26, 2020, Alio executed an engagement letter with RBC Capital Markets for the provision of the RBC Capital Markets Fairness Opinion.

On March 26, 2020, Argonaut entered into an engagement letter with Scotia Capital in relation to its retainer as financial advisor, including the provision of the Scotia Fairness Opinion, to Argonaut in connection with the Transaction.

On March 27, 2020, the Alio Board met to consider the Transaction merits and final parameters, including the amount of the break fee, the exchange ratio and the proposed other terms of the Arrangement Agreement. In conjunction with this meeting, Alio management presented their final conclusions and analyses of the Transaction. The Alio Board also received a fairness opinion from RBC Capital Markets, that the Arrangement Consideration was fair from a financial point of view to the Alio Shareholders. The Alio Board also received and reviewed the proposed form of the Arrangement Agreement, together with a summary of the Arrangement Agreement. The Alio Board received advice from Blake, Cassels and Graydon LLP, its legal counsel, regarding the process of negotiating the Arrangement Agreement and the related documentation. Following receipt of the RBC Capital Markets Fairness Opinion and legal advice, the independent members of the Alio Board met, and considered the proposed financial terms, as well as the terms of the Arrangement Agreement, including the amount of the break fee and the ability of Alio to entertain an offer that could reasonably be expected to lead to a Superior Proposal pursuant to the Arrangement Agreement. After the conclusion of these discussions, the Alio Board unanimously determined that the Transaction was in the best interest of Alio and determined to unanimously support the entering into of the Arrangement Agreement, Argonaut Voting Support Agreements and related matters.

The Argonaut Board met on March 27, 2020 to consider the Transaction merits and parameters including the acquisition exchange ratio and the proposed terms of the Arrangement Agreement. Prior to the Argonaut Board meeting on that date, presentation materials concerning the proposed acquisition had been circulated to the Argonaut Board. The Argonaut Board also received and reviewed the proposed forms of the Arrangement Agreement, and the Alio Voting Support Agreement, together with a summary of the material terms of the Arrangement Agreement. The Argonaut Board received advice from Scotia Capital, its financial advisor, and Bennett Jones LLP, its legal counsel regarding the process and documentation.

On March 30, 2020, the Argonaut Board received a fairness opinion from its financial advisor and having discussed the matters at hand, having regard to the best interests of Argonaut and the Argonaut Shareholders, and following the receipt of legal and financial advice, including the oral opinion from Scotia Capital that the Arrangement Consideration is fair, from a financial point of view, to Argonaut, the Argonaut Board unanimously determined that the Transaction was in the best interests of Argonaut and determined to unanimously support the entering into of the Arrangement Agreement, Alio Voting Support Agreements, the Argonaut Voting Support Agreements, and related matters.

The Arrangement Agreement, the Alio Voting Support Agreements and the Argonaut Voting Support Agreement were entered into effective March 30, 2020.

The terms of the Arrangement were publicly announced by a joint press release by Argonaut and Alio on the morning of March 30, 2020, before market open. Argonaut and Alio held a joint conference call on March 30, 2020 to discuss, among other things, the Arrangement.

Recommendation of the Argonaut Board

After careful consideration, including a thorough review of the Arrangement Agreement and other matters, including those discussed below under the heading “Reasons for the Argonaut Board and Alio Board Recommendations”, the Argonaut Board determined, in consultation with its legal and financial advisors and based in part on the Scotia Fairness Opinion that the Arrangement is in the best interests of Argonaut. Accordingly, the Argonaut Board unanimously approved the Arrangement Agreement and unanimously recommends that Argonaut Shareholders vote FOR the Share Issuance Resolution. The determination of the Argonaut Board is based on various factors described more fully in the Circular.

Recommendation of the Alio Board

The Alio Board has reviewed and evaluated the Arrangement, considered strategic alternatives to the Arrangement and overseen and supervised the process carried out by Alio in negotiating and entering into the Arrangement Agreement.

The Alio Board, in its review and evaluation of the Arrangement, considered the independence of each member of the Alio Board, and concluded that Mr. Mark Backens was the only member of the Alio Board who should be excused from deliberations with respect to the Arrangement. As such, at each Alio Board meeting at which the Arrangement was considered, there was discussion in the absence of Mr. Backens to allow the independent directors to consider the merits of the Arrangement.

After careful consideration, including a thorough review of the Arrangement Agreement and receiving the oral fairness opinion of RBC Capital Markets delivered to the Alio Board (and subsequently confirmed in writing), as well as a thorough review of other matters, including those discussed below under the heading “Reasons for the Argonaut Board and Alio Board Recommendations”, and consideration and deliberation of the Arrangement by the independent members of the Alio Board, the Alio Board unanimously determined that the Arrangement is in the best interests of Alio. Accordingly, the Alio Board approved the Arrangement and authorized Alio to enter into the

Arrangement Agreement, and recommends that Alio Securityholders vote FOR the Arrangement Resolution. The determination of the Alio Board is based on various factors described more fully in the Circular.

Reasons for the Argonaut Board and Alio Board Recommendations

In the course of the Argonaut Board’s and the Alio Board’s evaluation of the Arrangement, the Argonaut Board consulted with Argonaut’s senior management, its financial advisor (Scotia Capital Inc.) and its legal counsel, and the Alio Board considered the RBC Capital Markets Fairness Opinion and consulted with Alio’s senior management and its legal counsel and each performed financial, technical and legal due diligence with the help of its advisors and experts and considered a number of factors, including, among others, the following:

•                  Diversified Intermediate Producer: The Combined Company will have a diversified production platform comprised of four operations totaling more than 235,000 gold equivalent ounces4 annually as well as an enhanced asset portfolio and mineral reserve and mineral resource base.

•                  Increased Geographical Diversification: The Combined Company will benefit from improved geographical diversification with assets in Mexico, USA and Canada.

•                  Operating and Jurisdictional Synergies: The Combined Company expects to apply Argonaut’s experience in open pit mining to the open pit, heap leach mining at the Florida Canyon Mine, which is anticipated to create operational synergies. In addition, the Florida Canyon Mine is located in close proximity to Argonaut’s corporate headquarters, which is anticipated to allow the Combined Company to benefit from synergies with regards to its general and administrative expenses.

•                  Enhanced Growth Pipeline: The Combined Company will benefit from enhanced internal growth potential and additional long-term development optionality from the Ana Paula Project and Cerro del Gallo Projects in Mexico and the Magino Project in Canada.

•                  Improved Capital Markets Scale: The Arrangement is expected to elevate the Combined Company within its peer group as a result of an expanded asset portfolio and an increased market presence, which should result in a broader appeal to the institutional shareholder base, increased research cover and improved trading liquidity.

•                  Strong Financial Position: The Combined Company will be well financed, with pro forma combined cash of approximately US$55 million and access to US$31 million under Argonaut’s existing revolving credit facility as of December 31, 2019.

•                  Proven Board and Management. The Arrangement integrates board and management with proven experience in discovering, permitting, financing, developing and operating mining assets to industry standards in North America.

•                  Alternatives to the Transaction. Alio and Argonaut regularly evaluated business and strategic opportunities with the objective of maximizing shareholder value in a manner consistent with their respective best interests. The Alio Board and the Argonaut Board, with the assistance of their respective financial and legal advisors, assessed the alternatives reasonably available and determined the Arrangement represents the best current prospect for maximizing shareholder value.

•                  Unanimous Board Approval and Shareholder Support. The Alio Board and the Argonaut Board have unanimously recommended support for the Arrangement.

4  Gold equivalent ounces are based on a conversion ratio of 80:1 for silver to gold ounces.  The conversion ratios are based on three year trailing average silver to gold exchange ratio.

•                  Key Shareholder Support. Shareholders of each of Argonaut and Alio holding, in the aggregate, approximately 2.28% of the issued and outstanding Argonaut Shares (in the case of Argonaut Shareholders) and approximately 1.12% of the issued and outstanding Alio Shares and approximately 3.9% of the Alio Securities (in the case of Alio Shareholders), as at March 30, 2020, have entered into Voting Support Agreements pursuant to which they have agreed, among other things, to vote in favour of the Share Issuance Resolution (in the case of Argonaut Shareholders) and the Arrangement Resolution (in the case of Alio Shareholders).

•                  Receipt by the Argonaut Board of the Scotia Fairness Opinions. The Argonaut Board has received a fairness opinion from Scotia Capital Inc. that the Arrangement Consideration is fair, from a financial point of view, to Argonaut.

•                  Receipt by the Alio Board of a Fairness Opinion. The Alio Board has received a fairness opinion from RBC Capital Markets that the Arrangement Consideration is fair, from a financial point of view, to the Alio Shareholders.

•                  Shareholder and Securityholder Approval. The Share Issuance Resolution must be approved by at least a majority of the votes cast by Argonaut Shareholders at the Argonaut Meeting, providing protection for Argonaut Shareholders. The Arrangement Resolution must be approved by (i) at least 66 2/3% of the votes cast by Alio Shareholders at the Alio Meeting and (ii) at least 66 2/3% of the votes cast by Alio Securityholders at the Alio Meeting, voting together as a single class.

•                  Court Process. The Arrangement will be subject to a judicial determination of the Court that the terms and conditions of the Arrangement are fair and reasonable, both procedurally and substantively, to Alio Securityholders.

•                  Dissent Rights. Registered Alio Shareholders (other than Alio Securityholders receiving Alio Incentive Compensation Shares) who do not vote in favour of the Arrangement will have the right to require a judicial appraisal of their Alio Shares and obtain “fair value” for their Alio Shares pursuant to the proper exercise by such Alio Shareholders of the Dissent Rights.

•                  Extensive Due Diligence. Each of Alio and Argonaut, including their respective management and technical services teams, with assistance from outside advisors, completed a detailed review of the other, including the material properties of the other, and each was satisfied with such review.

•                  Procedural Safeguards for Alio Securityholders. Notwithstanding the limitations contained in the Arrangement Agreement on Alio’s ability to solicit interest from third parties, the Arrangement Agreement allows Alio to engage in discussions or negotiations with respect to an unsolicited written Acquisition Proposal at any time prior to Alio Securityholder Approval and after the Alio Board determines, in good faith, after consultation with its financial advisors and legal counsel, that such Acquisition Proposal could reasonably be expected to constitute or lead to a Superior Proposal. In the event of a termination of the Arrangement Agreement in response to a Superior Proposal, the amount of the Termination Fee, being US$2.0 million, is reasonable in the circumstances.

•                  Arms-Length Negotiations. The Arrangement Agreement has customary terms and was the product of extensive arms-length negotiations by Argonaut and Alio.

The Argonaut Board’s reasons and the Alio Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions are subject to various risks. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors — Risk Factors Relating to the Arrangement” in this Circular.

The foregoing summary of the information and factors considered by the Argonaut Board and the Alio Board is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Argonaut Board and the Alio Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weighting to each specific factor considered in reaching its respective conclusion and recommendation. In addition, individual members of the Argonaut Board and the Alio Board may have assigned different weightings to different factors.

On March 30, 2020, the Argonaut Board unanimously approved the Arrangement and the Argonaut Board was unanimous in its recommendation to Argonaut Shareholders.

The recommendation of the Argonaut Board was made after considering all of the above-noted factors and in light of the Argonaut Board’s knowledge of the business and financial condition and prospects of Argonaut, and was also based on the advice of financial advisors and legal advisors to the Argonaut Board.

A quorum of directors was present at the March 27, 2020 Alio Board meeting at which the Arrangement was approved, and, after deliberation and consideration of the Arrangement by the independent members of the Alio Board in camera, the Alio Board unanimously approved the Arrangement and authorized Alio to enter into the Arrangement Agreement, and recommended that Alio Securityholders vote FOR the Arrangement Resolution.

The recommendation of the Alio Board was made after considering all of the above-noted factors and in light of such member’s knowledge of the business, financial condition and prospects of Alio, and was also based on the advice of financial advisors and legal advisors to the Alio Board.

Opinions of Argonaut’s Financial Advisor

Scotia Capital Inc.

Scotia Capital Inc. was retained to provide financial advisory services to Argonaut and to deliver to the Argonaut Board an opinion as to the fairness to Argonaut, from a financial point of view, of the Arrangement Consideration to be paid by Argonaut pursuant to the Arrangement Agreement. Scotia Capital Inc. has delivered the Scotia Fairness Opinion to the Argonaut Board concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Arrangement Consideration to be paid by Argonaut pursuant to the Arrangement Agreement is fair, from a financial point of view, to Argonaut. The full text of the Scotia Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the Scotia Fairness Opinion, is attached as Schedule “D” — “Fairness Opinion of Scotia Capital” to this Circular. The summary of the Scotia Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Scotia Fairness Opinion.

Scotia Capital Inc. will receive a fixed fee for rendering advisory services including the provision of advisory services and the Scotia Fairness Opinion, which is not contingent on the substance of, or the conclusions reached in, the Scotia Fairness Opinion or the completion of the Arrangement. Argonaut has also agreed to reimburse Scotia Capital Inc. for certain reasonable out-of-pocket expenses incurred in respect of its provision of the Scotia Fairness Opinion to the Argonaut Board.

The Scotia Fairness Opinion is not a recommendation to any Argonaut Shareholder as to how to vote or act on any matter relating to the Arrangement. The Scotia Fairness Opinion does not address any other aspect of the Arrangement and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to Argonaut or in which Argonaut might engage or as to the underlying business decision of Argonaut to proceeds with or effect the Arrangement. The Scotia Fairness Opinion was one of a number of factors taken into consideration by the Argonaut Board in making its unanimous determination to recommend that Argonaut Shareholders vote in favour of the Share Issuance Resolution.

The Argonaut Board urges Argonaut Shareholders to read the Scotia Fairness Opinion carefully and in its entirety. See Schedule “D” — “Fairness Opinion of Scotia Capital” to this Circular for the Scotia Fairness Opinion.

Opinion of RBC Capital Markets

RBC Capital Markets was retained to deliver to the Alio Board an opinion as to the fairness of the Arrangement Consideration from a financial point of view to the Alio Shareholders pursuant to the Arrangement. RBC Capital Markets has delivered the RBC Capital Markets Fairness Opinion concluding that, as at the date thereof and subject to the assumptions, limitations and qualifications contained therein, the Arrangement Consideration to be received by the Alio Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Alio Shareholders. The full text of the RBC Capital Markets Fairness Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken in connection with the RBC Capital Markets Fairness Opinion, is attached as Schedule “E” — “Fairness Opinion of RBC Capital Markets” to this Circular. The summary of the RBC Capital Markets Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the RBC Capital Markets Fairness Opinion.

Under the engagement letter with RBC Capital Markets, Alio has agreed to pay a fixed retainer fee and fairness opinion fee to RBC Capital Markets for its services, which fees are not contingent on the completion of the Arrangement. Alio has also agreed to reimburse RBC Capital Markets for certain reasonable out-of-pocket expenses incurred in respect of its provision of the RBC Capital Markets Fairness Opinion to the Alio Board.

The RBC Capital Markets Fairness Opinion is not a recommendation to any Alio Shareholder as to how to vote or act on any matter relating to the Arrangement. The RBC Capital Markets Fairness Opinion was one of a number of factors taken into consideration by the Alio Board in making their determination that the Arrangement is in the best interests of Alio, and in approving the Arrangement and authorizing Alio to enter into the Arrangement Agreement.

The Alio Board urges Alio Shareholders to read the RBC Capital Markets Fairness Opinion carefully and in its entirety. See Schedule “E” — “Fairness Opinion of RBC Capital Markets” to this Circular for the RBC Capital Markets Fairness Opinion.

Effects of the Arrangement

The purpose of the Arrangement is to effect the business combination of Argonaut and Alio. The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. Upon completion of the Arrangement, Argonaut will acquire all of the issued and outstanding Alio Shares and Alio will become a wholly-owned subsidiary of Argonaut.

Argonaut will continue to be managed by its executive team in Reno, Nevada led by Peter Dougherty as Chief Executive Officer and David Ponczoch as Chief Financial Officer.

Argonaut’s Board will continue to be led by Chairman, James Kofman, and Argonaut has invited two directors from Alio to join the combined board. Ms. Paula Rogers and Mr. Stephen Lang have been put forward as the Alio members to join Argonaut’s Board. Committees are expected to be reconstituted at the Argonaut Board meeting following the close of the transaction.

Corporate Structure

The Arrangement will result in Alio becoming a wholly-owned subsidiary of Argonaut. See Schedule “L” — “Information Concerning the Combined Company” to this Circular.

Argonaut Shareholders

If the Arrangement is completed, up to 63,587,494 Argonaut Shares pursuant to the Arrangement, comprising (i) up to 58,433,639 Argonaut Shares to be issued to Alio Shareholders (other than any Alio Shareholders validly exercising dissent rights) in exchange for their Alio Shares (including an aggregate of 792,954 Argonaut Shares to be issued to Former Alio Shareholders in exchange for Alio Shares issued prior to the effective time of the Arrangement in settlement of any performance share units of Alio, restricted share units of Alio and deferred share units of Alio); (ii) up to 3,608,962 Argonaut Shares issuable upon the exercise of the Replacement Argonaut Options; and (iii) up to 1,544,893 Argonaut Shares issuable upon the exercise of the Alio Warrants, representing approximately 35% of the number of issued and outstanding Argonaut Shares as of the date of this Circular. Following the completion of the Arrangement, separately or together, Argonaut does not anticipate that (i) any person will hold more than 20% of the Argonaut Shares, or (ii) control of Argonaut will be materially affected.

Alio Shareholders

Pursuant to the Arrangement, in connection with the acquisition by Argonaut of the issued and outstanding Alio Shares, each Alio Shareholder (other than any Dissenting Alio Shareholders) immediately prior to the Effective Time will be entitled to receive 0.67 of an Argonaut Share (including any Alio Incentive Compensation Shares issued to Former Alio PSU Holders, Former Alio RSU Holders and Former Alio DSU Holders) in exchange for each Alio Share held. See “The Arrangement — Description of the Arrangement”.

For greater certainty, Argonaut will not receive the Arrangement Consideration in respect of the Alio Shares owned by Argonaut (if any) at the Effective Time. As of the date of this Circular, Argonaut does not own any Alio Shares.

Immediately following the completion of the Arrangement, Former Alio Shareholders are expected to own approximately 24% of the Argonaut Shares on an undiluted basis, based on the number of Argonaut Shares and Alio Shares outstanding as of the date of this Circular and assuming that (i) there are no Dissenting Alio Shareholders, (ii) Argonaut holds no Alio Shares at the Effective Time, (iii) no Alio Options are exercised prior to the Effective Time, (iv) no Alio Warrants are exercised prior to the Effective Time, and (v) no Alio PSUs, Alio RSUs or Alio DSUs vest prior to the Effective Time. If all Alio Options are exercised prior to the Effective Time, all Alio PSUs, Alio RSUs and Alio DSUs vest prior to the Effective Time, and all Alio Warrants are exercised prior to the Effective Time, immediately following the completion of the Arrangement, Former Alio Shareholders would own approximately 26% of the Argonaut Shares, based on the number of Argonaut Shares and Alio Shares outstanding as of the date of this Circular and assuming that (i) there are no Dissenting Alio Shareholders and (ii) Argonaut holds no Alio Shares at the Effective Time.

Alio Optionholders

Pursuant to the Plan of Arrangement each Alio Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged by the holder thereof, without any further act or formality and free and clear of all encumbrances, for a Replacement Argonaut Option to acquire from Argonaut, other than as provided herein, the number of Argonaut Shares equal to the product obtained when (A) the number of Alio Shares subject to such Alio Option immediately prior to the Effective Time, is multiplied by (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of an Argonaut Share on any particular exercise of Replacement Argonaut Options, then the number of Argonaut Shares otherwise issuable shall be rounded down to the nearest whole number of Argonaut Shares. The exercise price per Argonaut Share subject to a Replacement Argonaut Option shall be an amount equal to the quotient obtained when (A) the exercise price per Alio Share subject to each such Alio Option immediately before the Effective Time, is divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Argonaut Options shall be rounded up to the nearest whole cent.

It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of an Alio Option for a Replacement Argonaut Option. Therefore, in the event that the Replacement Argonaut Option In-The-Money Amount in respect of a Replacement Argonaut Option exceeds the Alio Option In-The-Money Amount in respect of the Alio Option for which it is exchanged, the number of Argonaut Shares which may be acquired on exercise of the Replacement Argonaut Option at and after the Effective Time will be adjusted accordingly, with effect at and from the Effective Time, to ensure that the Replacement Argonaut Option In-The-Money Amount in respect of the Replacement Argonaut Option does not exceed the Alio Option In-The-Money Amount in respect of the Alio Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. Except as set out above, the term to expiry, conditions to and manner of exercise (provided any Replacement Argonaut Option shall be exercisable at the offices of Argonaut) and the other terms and conditions of each of the Replacement Argonaut Options shall be the same as the terms and conditions of the Alio Option for which it is exchanged, except that the Replacement Argonaut Options, in the event of the Termination of the holder of the Replacement Argonaut Option, will expire on the later of the date that is one year from the Effective Date and the date that such Alio Option would have otherwise expired pursuant to the terms of the Alio Stock Option Plan or the contractual terms applicable to such Alio Options, and for greater certainty, each Replacement Argonaut Option shall continue to be governed by and be subject to the terms of the Alio Stock Option Plan or the contractual terms applicable to such Alio Options, as applicable, evidencing the grant of such Alio Option, except with respect to the Termination of the holder of the Replacement Argonaut Option. Any document previously evidencing an Alio Option shall thereafter evidence and be deemed to evidence such Replacement Argonaut Option and no certificates evidencing Replacement Argonaut Options shall be issued. See “The Arrangement — Description of the Arrangement”.

Alio Warrantholders

The Alio Warrants will be assumed by Argonaut and will, after the Effective Time, pursuant to their terms, be exercisable for Argonaut Shares.

Holders of Alio RSUs, Alio PSUs and Alio DSUs

Pursuant to the Arrangement, each Alio RSU, Alio PSU and Alio DSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be unconditionally vested (assuming an adjustment factor of 1.0 for Alio PSUs) and assigned and transferred by the holder thereof to Alio in exchange for a cash payment from Alio equal to 50% of the value of the Alio RSU, Alio PSU or Alio DSU, and the issuance to the holder by Alio of such number of Alio Incentive Compensation Shares as have a value of 50% of the value of the Alio RSU, Alio PSU or Alio DSU, net of any applicable withholding tax, and the holder of the Alio RSU, Alio PSU or Alio DSU will be deemed to be the holder of such number of Alio Incentive Compensation Shares and the central securities register shall be and shall be deemed to be revised accordingly, but the holder of such Alio PSU, Alio RSU or Alio DSU shall not be entitled to receive a certificate or other document representing the Alio Incentive Compensation Shares so issued. Moreover, pursuant to the foregoing, the holder of each such Alio RSU, Alio PSU or Alio DSU will cease to be the holder thereof or to have any rights as a holder in respect of such Alio PSU, Alio RSU or Alio DSU or under the Alio PRSU Plan or Alio DSU Plan, as applicable, and the name of the holder thereof will be removed from the applicable securities register of Alio with respect to such Alio RSU, Alio PSU or Alio DSU. Pursuant to the Arrangement, the Alio PRSU Plan and the Alio DSU Plan will be cancelled.

The value, for these purposes, of each Alio RSU, Alio PSU or Alio DSU will be the closing price of the Alio Shares on the TSX on the trading day which is 5 business days prior to the Effective Date. Each Alio Incentive Compensation Share issued by Alio in exchange for the Alio RSUs, Alio PSUs and Alio DSUs will be exchanged, pursuant to the Arrangement, along with all other Alio Shares, for 0.67 Argonaut Shares.

Description of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of the form of which is attached as Schedule “C” — “Plan of Arrangement” of this Circular.

If approved, the Arrangement will become effective at the Effective Time and will be binding at and after the Effective Time on each of Alio, Argonaut, Former Alio Shareholders, Former Alio Optionholders, Former Alio PSU Holders, Former Alio RSU Holders and Former Alio DSU Holders.

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

1.                                      each Alio Share held by a Dissenting Alio Shareholder shall be deemed to have been, surrendered to Alio for cancellation (free and clear of any liens, claims or encumbrances) without any further act or formality and shall be cancelled and such Dissenting Alio Shareholders shall cease to be the holders of such Alio Shares and to have any rights as holders of such Alio Shares other than the right to be paid fair value for such Alio Shares as set out in Article 4 of the Plan of Arrangement, and such Dissenting Alio Shareholders’ names shall be removed as the holders of such Alio Shares from the central securities register of Alio;

2.                                      the resignations of the existing Alio Directors and Officers, and the appointment of the New Alio Directors and Officers, will be deemed to be effective;

3.                                      with respect to the Alio PSUs;

(a)                                 each Alio PSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be unconditionally vested, assuming an adjustment factor of 1.0, and assigned and transferred by the holder thereof to Alio in exchange for a cash payment from Alio equal to the Alio PSU Cash Consideration and the issuance to the holder by Alio of a number of Alio Incentive Compensation Shares equal to the Alio PSU Share Consideration in respect of such Alio PSU, net of any applicable withholding tax, and the holder of such Alio PSU shall be and shall be deemed to be the holder of such number of Alio Incentive Compensation Shares and the central securities register shall be and shall be deemed to be revised accordingly, but the holder of such Alio PSUs shall not be entitled to a certificate or other document representing the Alio Incentive Compensation Shares so issued; and

(b)                                 the holder of each such Alio PSU will cease to be the holder thereof or to have any rights as a holder in respect of such Alio PSU or under the Alio PRSU Plan and the name of the holder thereof will be removed from the applicable securities register of Alio with respect to such Alio PSU;

4.                                      With respect to the Alio RSUs;

(a)                                 each Alio RSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be unconditionally vested and assigned and transferred by the holder thereof to Alio in exchange for a cash payment from Alio equal to the Alio RSU Cash Consideration and the issuance to the holder by Alio of a number of Alio Incentive Compensation Shares equal to the Alio RSU Share Consideration in respect of such Alio RSU, net of any applicable withholding tax, and the holder of such Alio RSU shall be and shall be deemed to be the holder of such number of Alio Incentive Compensation Shares and the central securities register shall be and shall be deemed to be revised accordingly, but the holder of such Alio RSUs shall not be entitled to a certificate or other document representing the Alio Incentive Compensation Shares so issued;

(b)                                 the holder of each such Alio RSU will cease to be the holder thereof or to have any rights as a holder in respect of such Alio RSU or under the Alio PRSU Plan and the name of the holder thereof will be removed from the applicable securities register of Alio with respect to such Alio RSU; and

(c)                                  the Alio PRSU Plan will be cancelled;

5.                                      With respect to the Alio DSUs;

(a)                                 each Alio DSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be unconditionally vested and assigned and transferred by the holder thereof to Alio in exchange for a cash payment from Alio equal to the Alio DSU Cash Consideration and the issuance of a number of Alio Incentive Compensation Shares to the holder by Alio equal to the Alio DSU Share Consideration in respect of such Alio DSU, net of any applicable withholding tax, and the holder of such Alio DSU shall be and shall be deemed to be the holder of such number of Alio Incentive Compensation Shares and the central securities register shall be and shall be deemed to be revised accordingly, but the holder of such Alio DSUs shall not be entitled to a certificate or other document representing the Alio Incentive Compensation Shares so issued;

(b)                                 the holder of each such Alio DSU will cease to be the holder thereof or to have any rights as a holder in respect of such Alio DSU or under the Alio DSU Plan and the name of the holder thereof will be removed from the applicable securities register of Alio with respect to such Alio DSU; and

(c)                                  the Alio DSU Plan will be cancelled;

6.                                      each Alio Share outstanding immediately prior to the Effective Time held by an Alio Shareholder (other than Argonaut or any Dissenting Alio Shareholder) and each Alio Incentive Compensation Share shall be transferred by the holder thereof to Argonaut in exchange for the Arrangement Consideration and Argonaut shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances, subject to section 3.3, section 3.4 and Article 5 of the Plan of Arrangement; and

7.                                      each Alio Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged by the holder thereof, without any further act or formality and free and clear of all encumbrances, for a Replacement Argonaut Option to acquire from Argonaut, other than as provided herein, the number of Argonaut Shares equal to the product obtained when (A) the number of Alio Shares subject to such Alio Option immediately prior to the Effective Time, is multiplied by (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of an Argonaut Share on any particular exercise of Replacement Argonaut Options, then the number of Argonaut Shares otherwise issuable shall be rounded down to the nearest whole number of Argonaut Shares. The exercise price per Argonaut Share subject to a Replacement Argonaut Option shall be an amount equal to the quotient obtained when (A) the exercise price per Alio Share subject to each such Alio Option immediately before the Effective Time, is divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Argonaut Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of an Alio Option for a Replacement Argonaut Option. Therefore, in the event that the Replacement Argonaut Option In-The-Money Amount in respect of a Replacement Argonaut Option exceeds the Alio Option In-The- Money Amount in respect of the Alio Option for which it is exchanged, the number of Argonaut Shares which may be acquired on exercise of the Replacement Argonaut Option at and after the Effective Time will be adjusted accordingly, with effect at and from the Effective Time, to ensure that the Replacement Argonaut Option In-The-Money Amount in respect of the Replacement Argonaut Option does not exceed the Alio Option In-The- Money Amount in respect of the Alio Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. Except as set out above, the term to expiry, conditions to and manner of exercise (provided any Replacement Argonaut Option shall be exercisable at the offices of Argonaut) and the other terms and conditions of each of the Replacement Argonaut Options shall be the same as the terms and conditions of the Alio Option for which it is exchanged, except that the Replacement Argonaut Options, in the event of the Termination of the holder of the Replacement Argonaut Option, will expire on the later of the date that is one year from the Effective Date and the date that such Alio Option would have otherwise expired pursuant to the terms of the Alio Stock Option Plan or the contractual terms applicable to such Alio Options, and for greater certainty, each Replacement Argonaut Option shall continue to be governed by and be subject to the terms of the Alio Stock Option Plan or the contractual terms applicable to such Alio Options, as applicable, evidencing the grant of such Alio Option, except with respect to the Termination of the holder of the Replacement Argonaut Option. Any document previously evidencing an Alio Option shall thereafter evidence and be deemed to evidence such Replacement Argonaut Option and no certificates evidencing Replacement Argonaut Options shall be issued.

See the Plan of Arrangement attached as Schedule “C” — “Plan of Arrangement” for additional information.

Securityholder and Court Approvals

Argonaut Shareholder Approval of Arrangement

At the Argonaut Meeting, Argonaut Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the issuance of up 63,587,494 Argonaut Shares pursuant to the Arrangement, comprising (i) up to 58,433,639 Argonaut Shares to be issued to Alio Shareholders (other than any Alio Shareholders validly exercising dissent rights) in exchange for their Alio Shares (including an aggregate of 792,954 Argonaut Shares to be issued to Former Alio Shareholders in exchange for Alio Shares issued prior to the effective time of the Arrangement in settlement of any performance share units of Alio, restricted share units of Alio and deferred share units of Alio); (ii) up to 3,608,962 Argonaut Shares issuable upon the exercise of the Replacement Argonaut Options; and (iii) up to 1,544,893 Argonaut Shares issuable upon the exercise of the Alio Warrants. See “General Proxy Information — Argonaut Shareholders — Purpose of the Argonaut Meeting — Approvals Under TSX Company Manual”.

To be effective, the Share Issuance Resolution must be approved at the Argonaut Meeting by at least a majority of the votes cast on the Share Issuance Resolution by the Argonaut Shareholders present or represented by proxy and entitled to vote at the Argonaut Meeting. The complete text of the Share Issuance Resolution to be presented to the Argonaut Meeting is set out in Schedule “A” — “Resolutions to be Approved at the Argonaut Meeting” to this Circular.

The Argonaut Board and management, as applicable, recommend that Argonaut Shareholders VOTE FOR the Share Issuance Resolution. In the absence of instructions to the contrary, the persons whose names appear in the attached Argonaut Proxy intend to VOTE FOR the Share Issuance Resolution.

If the Share Issuance Resolution does not receive the requisite approval, the Arrangement will not proceed.

Alio Shareholder and Alio Securityholder Approval of Arrangement

At the Alio Meeting, the Alio Shareholders and Alio Securityholders will be asked to consider and, if deemed advisable, pass a special resolution in the form set forth in Schedule “B” — “Resolutions to be Approved at the Alio Meeting” hereto to approve the Arrangement.

To be effective, the Arrangement Resolution must be approved at the Alio Meeting by (i) at least 66 2/3% of the votes cast on the Arrangement Resolution by the Alio Shareholders present online or represented by proxy and entitled to vote at the Alio Meeting, and (ii) at least 66 2/3% of the votes cast on the Arrangement Resolution by the Alio Securityholders (on an As-Converted Basis, as applicable) present online or represented by proxy and entitled to vote at the Alio Meeting, voting together as a single class

The Alio Board and management, as applicable, recommend that Alio Shareholders and Alio Securityholders VOTE FOR the Arrangement Resolution. In the absence of instructions to the contrary, the persons whose names appear in the attached Alio Proxy intend to VOTE FOR the Arrangement Resolution.

If the resolution approving the Arrangement does not receive the requisite approval, the Arrangement will not proceed. Reference is made to the section “Dissent Rights” in this Circular for information concerning the rights of Registered Alio Shareholders to dissent in respect of the Arrangement Resolution.

Court Approval of the Arrangement

The Arrangement requires approval by the Court under Division 5 of Part 9 of the BCBCA. On April 17, 2020 Alio obtained the Interim Order providing for the calling, holding and conducting of the Alio Meeting and other procedural matters. Copies of the Petition to the Court, the Notice of Hearing of Petition and the Interim Order are attached as Schedule “F” — “Petition to the Court”, Schedule “G” — “Notice of Hearing of Petition” and Schedule “H” — “Interim Order”, respectively, to this Circular.

If the Arrangement Resolution is approved at the Alio Meeting and the Share Issuance Resolution is approved at the Argonaut Meeting, Alio intends to make an application to the Court for the Final Order. The Interim Order provides for an application for a Final Order approving the Arrangement to be heard on May 22, 2020 at 9:45 a.m. (Pacific time) / 12:45 p.m. (Eastern time), or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as the Court may direct. Effective March 19, 2020 and until further notice, regular operations of the Supreme Court of British Columbia are suspended. If Court operations in Vancouver have resumed on May 22, 2020, the application for the Final Order will take place at the Court, located at 800 Smithe Street, Vancouver, British Columbia, Canada. If such operations remain suspended in Vancouver, Alio intends to submit a request to the Court for an urgent hearing and, if the Court determines that the matter will be heard, the Court will set a date and direct the parties to file their materials electronically in accordance with a modified process developed by the Court.

At the Court hearing, Alio Securityholders who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court, the Interim Order and any further order of the Court. The Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement, both from a substantive and procedural point of view. The authority of the Court is very broad under the BCBCA. Court may approve the Arrangement as proposed or as amended in any manner the Court may direct. The Court’s approval is required for the Arrangement to become effective. The Court will be advised prior to the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities to be issued pursuant to the Arrangement will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption from registration provided by section 3(a)(10) thereunder and that the Final Order will constitute the basis for such exemption.

Any person desiring to appear at the hearing of the application for the Final Order is required to deliver to Alio’s legal counsel at the address set out below, by or before 4:00 p.m. (Pacific time) / 7:00 p.m. (Eastern time) on May 21, 2020, whether operations are suspended or not, a response to petition (the “Response to Petition”) and a copy of all materials upon which they intend to rely, all as set out in the Notice of Hearing of Petition and Interim Order, the text of which is set out at Appendices “G” and “H”, respectively, and satisfy any other requirements of the Court. If the hearing is postponed, adjourned or rescheduled then, subject to further direction of the Court, only those persons having previously served a Response to Petition in compliance with the Interim Order will be given notice of the new date.

The Response to Petition and supporting materials must be delivered, within the time specified, to Alio’s legal counsel at the following address:

Blake, Cassels & Graydon LLP

2600 — 595 Burrard Street

Vancouver, British Columbia

Canada, V7X 1L3

Attention: Alexandra Luchenko

Or by email to alexandra.luchenko@blakes.com

Alio Securityholders who wish to participate in or be represented at the Court hearing should consult their legal advisors as to the necessary requirements.

Dissent Rights

Condition of the Arrangement

Under the Arrangement Agreement, it is a condition of the Arrangement that Alio Shareholders holding no more than 5% of the issued and outstanding Alio Shares, shall have exercised Dissent Rights (and not withdrawn such exercise).

Argonaut Shareholders

Under applicable Canadian Laws, Argonaut Shareholders are not entitled to dissent rights with respect to the Share Issuance Resolution.

Alio Shareholders

If you are a Registered Alio Shareholder, you are entitled to dissent from the Arrangement Resolution in the manner provided in accordance with sections 237 to 247 of the BCBCA, as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court.

The following description of the rights of Registered Alio Shareholders to dissent from the Arrangement Resolution is not a comprehensive statement of the procedures to be followed by a Dissenting Alio Shareholder who seeks payment of the fair value of their Alio Shares. The statutory provisions dealing with the right of dissent are technical and complex. A Registered Alio Shareholder’s failure to strictly comply with the procedures set forth in sections 237 to 247 of the BCBCA, as modified or supplemented by the Interim Order, Plan of Arrangement and any other order of the Court, will result in the loss of such Registered Alio Shareholder’s Dissent Rights. If you are a Registered Alio Shareholder and wish to dissent, you should obtain your own legal advice and carefully read the Plan of Arrangement, the provisions of sections 237 to 247 of the BCBCA and the Interim Order which are attached to this Circular as Schedule “C” — “Plan of Arrangement”, Schedule “H” — “Interim Order” and Schedule “I” — “Business Corporations Act (British Columbia) — Sections 237 to 247”, respectively. In addition to any other restrictions under sections 237 to 247 of the BCBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court), holders of securities convertible for Alio Shares are not entitled to exercise dissent rights and holders of Alio Incentive Compensation Shares are not entitled to exercise dissent rights in respect of those Alio Incentive Compensation Shares.

A Registered Alio Shareholder may dissent in respect of the Arrangement in accordance with sections 237 to 247 of the BCBCA only with respect to all of the Alio Shares held by such Alio Shareholder or on behalf of any one beneficial owner and registered in the Alio Shareholder’s name, provided that the Registered Alio Shareholder duly dissents to the Arrangement Resolution and the Arrangement Resolution becomes effective.

Only Registered Alio Shareholders may dissent. Persons who are beneficial owners of Alio Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered owner is entitled to exercise Dissent Rights. Accordingly, a beneficial Alio Shareholder will not be entitled to exercise his, her or its dissent directly (unless the Alio Shares are re-registered in the beneficial Alio Shareholder’s name).

A Non-Registered Alio Shareholder who wishes to exercise the Dissent Rights must arrange for the Registered Alio Shareholder(s) holding its Alio Shares to deliver the Notice of Dissent and should seek further instructions to ensure the Registered Alio Shareholder follows all necessary procedures in respect of such Dissent Rights on behalf of, or in conjunction with, such Non-Registered Alio Shareholder. The Notice of Dissent must set out the number of Dissent Shares the Dissenting Alio Shareholder holds.

A registered holder, such as a broker, who holds Alio Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise Dissent Rights on behalf of such beneficial owners with respect to the Alio Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Alio Shares covered by it.

Registered Alio Shareholders may exercise rights of dissent with respect to such Alio Shares pursuant to and in the manner set forth in sections 237 to 247 of the BCBCA, as modified or supplemented by the Interim Order, Plan of Arrangement and any other order of the Court. Registered Alio Shareholders who duly exercise such rights of dissent and who:

(a)                                 are ultimately entitled to be paid fair value for their Alio Shares shall be entitled to be paid such fair value as determined as at the close of business on the day prior to the approval of the Arrangement Resolution by Alio Securityholders; or

(b)                                 are ultimately not entitled, for any reason, to be paid fair value for their Alio Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Alio Shares, but in no case shall Alio, Argonaut or any other person be required to recognize such holders as Alio Shareholders after the Effective Time of the Arrangement, and the names of such Alio Shareholders shall be deleted from the registers of Alio Shareholders at the Effective Time of the Arrangement. There can be no assurance that an Alio Shareholder validly exercising Dissent Rights will receive consideration for its Alio Shares of equal or greater value to the consideration that such Alio Shareholder would have received on completion of the Arrangement.

Sections 237 to 247 of the BCBCA

Sections 237 to 247 of the BCBCA, as modified or supplemented by the Interim Order, Plan of Arrangement and any other order of the Court, provide that a Registered Alio Shareholder who dissents to the Arrangement may exercise a right of dissent and require Argonaut to purchase the applicable Alio Shares held by such Alio Shareholder at the fair value of such Alio Shares.

The exercise of Dissent Rights does not deprive a Registered Alio Shareholder of the right to vote at the Alio Meeting. However, a Registered Alio Shareholder is not entitled to exercise Dissent Rights in respect of the Arrangement Resolution if such holder votes any of the Alio Shares held by such holder in favour of the Arrangement Resolution.

In order to exercise Dissent Rights, a Registered Alio Shareholder is required to send a written notice to Alio at least two days prior to the Alio Meeting, which notice must be in the form set out in section 242 of the BCBCA. A vote against the Arrangement Resolution or not voting on the Arrangement Resolution does not constitute a written objection for purposes of the notice of dissent under section 242 of the BCBCA.

If the Arrangement Resolution is passed at the Alio Meeting and Alio intends to act on the authority of the Arrangement Resolution, it must send a notice (the “Notice to Proceed”) to the Registered Alio Shareholder validly exercising its Dissent Rights promptly after the later of the date on which Alio forms the intention to proceed and the date the notice of dissent was received. A Notice to Proceed is not required to be sent to any Dissenting Alio Shareholder who voted in favour of the Arrangement Resolution or who has withdrawn their notice of dissent. The Notice to Proceed will set out the manner in which the dissent is to be completed. A Registered Alio Shareholder who receives a Notice to Proceed, and who wishes to proceed with the dissent, must, within one month after the date of the Notice to Proceed, send a written statement to Alio requiring it to purchase the Registered Alio Shareholder’s Alio Shares, the certificates representing the Alio Shares, and any other applicable information required by section 244 of the BCBCA.

Alio and the Registered Alio Shareholder exercising its Dissent Rights may agree on the amount of the payout value of the Alio Shares. If Alio and the Registered Alio Shareholder do not agree on the amount of the payout value of the Alio Shares, the Registered Alio Shareholder or Alio may apply to a court of competent jurisdiction and the court may determine the payout value. On agreement or determination of the payout value Alio must either promptly pay that amount to the Registered Alio Shareholder or send a notice to the Registered Alio Shareholder that Alio is unable lawfully to pay the Registered Alio Shareholders exercising their Dissent Rights for their Alio Shares as Alio is insolvent or if the payment would render Alio insolvent. If the Registered Alio Shareholder receives a notice that Argonaut is unable to lawfully pay Registered Alio Shareholders for their Alio Shares, the Registered Alio Shareholder may, within 30 days after receipt, withdraw his, her or its notice of dissent. If the notice of dissent is not withdrawn, the Registered Alio Shareholder remains a claimant against Alio to be paid as soon as Alio is lawfully able to do so.

Address for Dissent Notice

All notices to Alio of dissent to the Arrangement Resolution pursuant to sections 237 to 247 of the BCBCA should be addressed to the attention of the individual set out below and be sent not later than 5:00 p.m. (Pacific time) on Friday, May 15, 2020 or two Business Days prior to any date to which the Alio Meeting may be postponed or adjourned, by mail or email to:

Blake, Cassels & Graydon LLP

2600 — 595 Burrard Street

Vancouver, British Columbia

Canada, V7X 1L3

Attention: Alexandra Luchenko

Or by email to alexandra.luchenko@ blakes.com

THE ARRANGEMENT AGREEMENT

The Arrangement will be effected in accordance with the Arrangement Agreement. The following is a summary of the principal terms of the Arrangement Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, the full text of which may be viewed on SEDAR (www.sedar.com) under Argonaut’s and Alio’s issuer profiles, respectively, and to the Plan of Arrangement, the full text of which is attached as Schedule “C” — “Plan of Arrangement” to this Circular. Argonaut Shareholders and Alio Securityholders are encouraged to read each of the Arrangement Agreement and the Plan of Arrangement in their entirety.

On March 30, 2020, Alio and Argonaut entered into the Arrangement Agreement, pursuant to which Alio and Argonaut agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, Argonaut will acquire all of the issued and outstanding Alio Shares. Pursuant to the Arrangement, among other things, each Alio Shareholder (other than any Alio Shareholder who has validly exercised its Dissent Rights) will be entitled to receive

0.67 of an Argonaut Share in exchange for each Alio Share held immediately prior to the Effective Time. The terms of the Arrangement Agreement are the result of arm’s length negotiation between Alio and Argonaut and their respective advisors.

If the Arrangement Resolution is passed, the Final Order of the Court is obtained approving the Arrangement, and all other conditions disclosed under “The Arrangement Agreement — Conditions Precedent to the Arrangement” are met or waived, the Arrangement will become effective at 12:01 a.m. (Pacific time) on the Effective Date. It is currently expected that the Effective Date will occur in late May or early June, 2020.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by Alio to Argonaut and representations and warranties made by Argonaut to Alio. These representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Arrangement Agreement. In addition, some of these representations and warranties are made as of specified dates, are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to the public disclosure of Argonaut or Alio or are used for the purpose of allocating risk between the parties to the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The Arrangement Agreement contains certain representations and warranties of Alio, relating to, among other things: the organization and qualification of Alio and the Alio Subsidiaries; the capitalization of Alio and the Alio Subsidiaries; the authority of Alio to enter into the Arrangement Agreement and perform its obligations thereunder; the execution and delivery of the Arrangement Agreement by Alio and the enforceability of the Arrangement Agreement against Alio; the approvals by the Alio Board; the absence of default by Alio and the Alio Subsidiaries; the absence of certain changes in the business of Alio and the Alio Subsidiaries; the employment agreements of Alio and the Alio Subsidiaries; the financial statements of Alio; Alio’s disclosure controls and internal control over financial reporting; the accuracy of the books and records of Alio and the Alio Subsidiaries; litigation involving Alio or the Alio Subsidiaries; the interest of Alio in its properties and mineral rights; the mineral resources and reserves of Alio; certain operational matters in respect of Alio and the Alio Subsidiaries; the insurance of Alio and the Alio Subsidiaries; certain environmental matters relating to Alio and the Alio Subsidiaries; tax matters in respect of Alio and the Alio Subsidiaries; pension and employment benefits matters in respect of Alio and the Alio Subsidiaries; Alio’s regulatory filings; Alio’s reporting issuer status and securities laws matters in respect of Alio; the material contracts of Alio and the Alio Subsidiaries; restrictions on business activities or practices of Alio and the Alio Subsidiaries; non-arm’s length transactions involving Alio or the Alio Subsidiaries; expropriation of the property or assets of Alio or the Alio Subsidiaries; absence of registration rights of Alio Shareholders; broker fees or commission payable in respect of the Arrangement by Alio or the Alio Subsidiaries; absence of cease trade orders in respect of the securities of Alio; the accuracy of due diligence materials provided by Alio or the Alio Subsidiaries to Argonaut; compliance with Laws by Alio and the Alio Subsidiaries; no option to acquire the assets of Alio or the Alio Subsidiaries; Alio’s investment company status; Alio’s foreign private issuer status; Alio’s status as a taxable Canadian corporation; certain business practices of Alio and the Alio Subsidiaries; and Alio’s stock exchange listing.

The Arrangement Agreement also contains certain representations and warranties of Argonaut, relating to, among other things: the organization and qualification of Argonaut and the Argonaut Subsidiaries; the capitalization of Argonaut and the Argonaut Subsidiaries; the authority of Argonaut to enter into the Arrangement Agreement and perform its obligations thereunder; the execution and delivery of the Arrangement Agreement by Argonaut and the enforceability of the Arrangement Agreement against Argonaut; the approvals by the Argonaut Board; the receipt by Argonaut of the Scotia Fairness Opinion; the absence of default by Argonaut and the Argonaut Subsidiaries; the absence of certain changes in the business of Argonaut and the Argonaut Subsidiaries; the financial statements of Argonaut; Argonaut’s disclosure controls and internal control over financial reporting; the accuracy of the books and records of Argonaut and the Argonaut Subsidiaries; litigation involving Argonaut or the Argonaut Subsidiaries; the interest of Argonaut in its properties and mineral rights; the mineral resources and reserves of Alio; certain operational matters in respect of Argonaut and the Argonaut Subsidiaries; the insurance of Argonaut and the Argonaut Subsidiaries; certain environmental matters relating to Argonaut and the Argonaut Subsidiaries; tax matters in respect of Argonaut and the Argonaut Subsidiaries; pension and employment benefits matters in respect of Argonaut and the

Argonaut Subsidiaries; Argonaut’s regulatory filings; Argonaut’s reporting issuer status and securities laws matters in respect of Argonaut; absence of cease trade orders in respect of the securities of Argonaut; the accuracy of due diligence materials provided by Argonaut or the Argonaut Subsidiaries to Alio; compliance with Laws by Argonaut and the Argonaut Subsidiaries; no option to acquire the assets of Argonaut or the Argonaut Subsidiaries; the material contracts of Argonaut and the Argonaut Subsidiaries; restrictions on business activities or practices of Argonaut and the Argonaut Subsidiaries; non-arm’s length transactions involving Argonaut or the Argonaut Subsidiaries; expropriation of the property or assets of Argonaut or the Argonaut Subsidiaries; absence of registration rights of Argonaut Shareholders; Argonaut’s investment company status; Argonaut’s foreign private issuer status; Argonaut’s status as a taxable Canadian corporation; certain business practices of Argonaut and the Argonaut Subsidiaries; Argonaut’s status pursuant to the Investment Canada Act; no ownership of Alio Shares or securities exercisable into Alio Shares by Argonaut; and the issuance of freely trading Argonaut Shares pursuant to the Arrangement.

Covenants

Covenants Regarding the Arrangement

Each of Alio and Argonaut has given to the other Party the usual and customary covenants for an agreement of the nature of the Arrangement Agreement, including (i) to use all commercially reasonable efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by the Arrangement Agreement, including using its commercially reasonable efforts to: (A) obtain all other consents, approvals and authorizations as are required to be obtained by it under any applicable Laws or from any Governmental Entity that would, if not obtained, materially impede or delay the completion of the transactions contemplated by the Arrangement Agreement or have a Material Adverse Effect on it; (B) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by the Arrangement Agreement; fulfill all conditions and satisfy all provisions of the Arrangement Agreement required to be fulfilled or satisfied by it; and (C) cooperate with the other Party in connection with the performance by the other Party of its obligations under the Arrangement Agreement; (ii) to take all commercially reasonable lawful action to solicit proxies in favour of the Arrangement Resolution; (iii) subject to the provisions of the Arrangement Agreement, to convene and conduct the Alio Meeting and the Argonaut Meeting, as applicable, in accordance with the constating documents of Alio and Argonaut, respectively, the Interim Order and applicable Laws; (iv) to take all such actions as may be required under the BCBCA in connection with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement; (v) to collaboratively prepare and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Circular with respect to each of the Argonaut Meeting and the Alio Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed; (vi) subject to the terms of the Arrangement Agreement, not to adjourn, postpone or cancel the Alio Meeting or the Argonaut Meeting, as applicable (or propose to do so), except (A) if quorum is not present at the Alio Meeting or the Argonaut Meeting, as applicable, (B) if required by applicable Laws or a ruling order or decree of a court having jurisdiction, Governmental Entity or other regulatory authority or (C) if otherwise agreed with the other Party; (vii) not to take any action, or permit any action to be taken or not taken, inconsistent with the provisions of the Arrangement Agreement or that would reasonably be expected to materially impede the completion of the Arrangement; (viii) to promptly notify the other Party of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or effect that could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of the notifying Party, (B) any Governmental Entity or third Person making a material complaint, investigation or hearing (or communications indicating that the same may be contemplated) with respect to the Arrangement, (C) any breach by the notifying Party of any covenant or agreement contained in the Arrangement Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of the notifying Party contained in the Arrangement Agreement, if made on or as of the date of such event or the Effective date, to be untrue or inaccurate such that the certain conditions set forth in the Arrangement Agreement would not be satisfied; (ix) not settle or compromise any claim brought by any present, former or purported holder of any securities of Alio or Argonaut in connection with the Arrangement prior to the Effective Time without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed; (x) to execute and deliver, or cause to be executed and delivered at the closing of the Arrangement such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other Party, in form satisfactory to the other Party, acting reasonably; (xi) in addition to the other covenants of the Parties with respect to filings with respect to the Competition Act, to file comparable merger notification forms required by the merger notification or control Laws of any other applicable jurisdiction, which the Parties reasonably determine to be necessary; and (xii), prior to the Effective Time, to determine which employees of Alio will continue to be employed by Alio or Argonaut, or an affiliate of Alio or Argonaut, and the term and remuneration of the employment of each such employee, or in the case of employees of Alio who shall not continue to be employed following the Effective Date, the Parties shall determine the manner in which any change of control and/or severance payments to be made to such employee will occur.

Alio has covenanted to Argonaut that it shall, among other things: (i) carry out the terms of the Interim Order; (ii) not, prior to obtaining Alio Shareholder Approval and Alio Securityholder Approval, withdraw, amend, modify or qualify, in a manner adverse to Argonaut, or fail to reaffirm its recommendation of, the Arrangement within five business days (and in any case prior to the Alio Meeting) after having been requested in writing by Argonaut to do so, except as expressly permitted by the Arrangement Agreement; (iii) subject to the Arrangement Agreement, upon the Interim Order being granted and approval of the Arrangement Resolution in accordance with the provisions of the Interim Order, file, proceed with and diligently prosecute an application for the Final Order; (iv) carry out the terms of the Interim Order and the Final Order; and (v) unless otherwise agreed with Argonaut, file any required notice under section 114 of the Competition Act.

Argonaut has covenanted to Alio that it shall, take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement and the Final Order to be taken or done by Argonaut; and shall prepare and file with the TSX all necessary applications or other documents and pay all fees required in order to obtain the conditional listing approval of the TSX in respect of the Argonaut Shares to be issued pursuant to the Arrangement Agreement.

Covenants of Alio Regarding the Conduct of Business

Alio has covenanted that, except as contemplated in the Arrangement Agreement, including a suspension or termination of normal course business operations, whether as a result of an order to suspend, an inability to continue operations or for any other reason, for a period of up to forty-five days, it will conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practices. In addition, Alio has covenanted that it will not, other than as disclosed by Alio to Argonaut, in connection with, or ancillary to, the proposed sale of Alio’s ownership interests in Molimentales del Noroeste, S.A. de C.V. and/or a sale of Alio’s ownership interests in, or all or substantially all of the assets of Minera Aurea, S.A. de C.V. or except as contemplated in the Arrangement Agreement, without the prior written consent of Argonaut, which consent shall not be unreasonably withheld, conditioned or delayed, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice: (i) issue, sell, grant, pledge, lease or dispose of or agree to issue, sell, grant, pledge, lease or dispose of any Alio Shares or any Alio Options, Alio Warrants, calls, conversion privileges or rights of any kind to acquire any Alio Shares; other than the issue of Alio Shares pursuant to the exercise of Alio Options or Alio Warrants issued and outstanding on March 30, 2020 (being the date of the Arrangement Agreement); (ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of any Alio Properties or assets having a value greater than $50,000 or enter into any agreement or commitment in respect of any of the foregoing; (iii) grant or enter into any agreement, written or verbal, with respect to any royalty or similar arrangement or issue any instrument having the same economic effect as a royalty on the Alio Properties; (iv) abandon or fail to diligently pursue any application to renew any existing licence, permit, order, claim, authorization, consent, approval (including environmental approvals) or registration related to the Alio Properties; (v) amend or propose to amend the articles or by-laws of Alio as they exist at March 30, 2020 (being the date of the Arrangement Agreement); (vi) split, combine or reclassify any of the shares of Alio; (vii) redeem, purchase or offer to purchase any Alio Shares, Alio Options, Alio Warrants or obligations or rights under existing contracts, agreements and commitments; (viii) reorganize, amalgamate or merge Alio; (ix) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity; (x) (A) settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $50,000, (I) any action, claim or proceeding brought by or against Alio, or (II) any action, claim or proceeding brought by or against any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $50,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes; (xi) incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money; (xii) except as required by IFRS or any applicable Law, make any changes to the existing accounting practices of Alio; (xiii) approve any plan, program or budget for Alio or amend or revise any existing plan, program or budget for Alio including, but not limited to, the current budget, the social and permitting program or the drill program; (xiv) except for expenditures under Alio’s current program, incur or commit to incur any expenditure for an amount in excess of $50,000; (xv) enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by Law; and (C) expenditures made in connection with transactions contemplated in the Arrangement Agreement; (xvi) Alio shall not initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by the Arrangement Agreement or regarding the status of the Alio Properties or the Alio mineral rights) without the prior consent of Argonaut such consent not to be unreasonably withheld, and further agrees to provide Argonaut with immediate notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication; (xvii) create any new obligations or liabilities or modify or in any manner, amend any existing obligations and liabilities to pay any amount, including loan amounts, to its or their officers, directors, employees and consultants, other than for salary, bonuses under its or their existing bonus arrangements and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities or arising in the ordinary and usual course of business; (xviii) adopt or amend or make any contribution to the Alio Stock Option Plan, or any other bonus, profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements; (xix) enter into, renew, modify, or propose to modify in any respect any Material Contract with respect to the Alio Properties to which Alio is a party or by which it is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement; (xx) make or amend any material tax election, materially change any method of tax accounting or settle or compromise any tax liability of Alio; (xxi) fail to duly and timely file any material tax returns required to be filed by Alio on or after the date hereof, and all such tax returns will be true, complete and correct in all material respects; or (xxii) fail to timely withhold, collect, remit and pay any material taxes which are to be withheld, collected, remitted or paid by Alio to the extent due and payable except for any taxes contested in good faith pursuant to applicable Laws that are not required to be paid under applicable Laws and for which sufficient provision is made in the relevant financial statements.

In addition, Alio has covenanted to Argonaut that it shall (i) use its commercially reasonable efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; (ii) except as disclosed to Argonaut, not, without the prior written consent of Argonaut, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Alio; and (iii) except as disclosed to Argonaut, shall and, where appropriate, shall cause the Alio Subsidiaries to effect only such reorganizations of the business operations and assets of Alio and the Alio Subsidiaries, or such other transactions, as Argonaut may request or consent to, acting reasonably, and cooperate with Argonaut and its advisors in order to determine the nature of any such reorganization that might be undertaken and the manner in which it might most effectively be undertaken.

Covenants of Argonaut Regarding the Conduct of Business

Argonaut has covenanted that, except as contemplated in the Arrangement Agreement, including a suspension or termination of normal course business operations, whether as a result of an order to suspend, an inability to continue operations or for any other reason, for a period of up to forty-five days, or as disclosed to Alio, it will conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice. In addition, Argonaut has covenanted that it will not, other than as disclosed by Argonaut to Alio or except as contemplated in the Arrangement Agreement, without the prior written consent of Alio, which consent shall not be unreasonably withheld, conditioned or delayed, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice of Argonaut or the Argonaut Subsidiaries: (i) issue, sell, grant, pledge, lease or dispose of or agree to issue, sell, grant, pledge, lease or dispose of any Argonaut Shares or any Argonaut Options, warrants, calls, conversion privileges or rights of any kind to acquire any Argonaut Shares; other than the issue of Argonaut Shares pursuant to the exercise of Argonaut Options issued and outstanding on March 30, 2020 (being the date of the Arrangement Agreement); (ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, any assets having a value greater than $1,000,000 or enter into any agreement or commitment in respect of any of the foregoing; (iii) grant or enter into any agreement, written or verbal, with respect to any royalty or similar arrangement or issue any instrument having the same economic effect as a royalty on the Argonaut Properties; (iv) amend or propose to amend the articles or by-laws of Argonaut as they exist at the date of the Arrangement Agreement; (v) split, combine or reclassify any of the shares of Argonaut; (vi) redeem, purchase or offer to purchase, any Argonaut Shares, Argonaut Options or obligations or rights under existing contracts, agreements and commitments; (vii) reorganize, amalgamate or merge Argonaut; (viii) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity having a value greater than $1,000,000 million; (ix) (A) settle, pay, discharge, satisfy, compromise, waive, assign or release, in an amount greater than $250,000, (I) any action, claim or proceeding brought by or against Argonaut, or (II) any action, claim or proceeding brought by or against any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $1,000,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes; (x) incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money; (xi) except as required by IFRS or any applicable Law, make any changes to the existing accounting practices of Argonaut; (xii) approve any plan, program or budget for Argonaut or amend or revise any existing plan, program or budget for Argonaut including, but not limited to, the current budget, the social and permitting program or the drill program; (xiii) except for expenditures under Argonaut’s current program, incur or commit to incur any expenditure for an amount in excess of $1,000,000; (xiv) enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by Law; and (C) expenditures made in connection with transactions contemplated in the Arrangement Agreement; (xv) Argonaut shall not initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter without the prior consent of Alio such consent not to be unreasonably withheld, and further agrees to provide Alio with immediate notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication; (xvi) create any new obligations or liabilities or modify or in any manner amend any existing obligations and liabilities to pay any amount, including loan amounts, to its or their officers, directors, employees and consultants, other than for salary, bonuses under its or their existing bonus arrangements and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities or arising in the ordinary and usual course of business; (xvii) adopt or amend or make any contribution to the Argonaut Stock Option Plan, or any other bonus, profit sharing, option, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements; (xviii) make or amend any material tax election, materially change any method of tax accounting or settle or compromise any tax liability of Argonaut; (xix) fail to duly and timely file any material tax returns required to be filed by it on or after the date hereof, and all such tax returns will be true, complete and correct in all material respects; or (xx) fail to timely withhold, collect, remit and pay any material taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any taxes contested in good faith pursuant to applicable Laws that are not required to be paid under applicable Laws and for which sufficient provision is made in the relevant financial statements. In addition, Argonaut has covenanted to Alio that it shall use its commercially reasonable efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

Conditions Precedent to the Arrangement

Mutual Conditions

The obligations of Alio and Argonaut to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfillment, at or before the Effective Time or other specified time, of the following conditions, each of which may only be waived by mutual consent of Alio and Argonaut in writing:

•                  unless regular Court operations remain suspended due to disease outbreaks, pandemics or epidemics or other related conditions and, upon the advice of legal counsel to each of Argonaut and Alio such suspension makes obtaining the Interim Order impractical or impossible to obtain in a timely manner, the Interim Order shall have been granted in form and substance satisfactory to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Alio or Argonaut, acting reasonably, on appeal or otherwise;

•                  the Alio Shareholder Approval and the Alio Securityholder Approval shall have been obtained at the Alio Meeting in accordance with the provisions of the BCBCA and the Interim Order;

•                  the Argonaut Shareholder Approval shall have been obtained at the Argonaut Meeting by the Argonaut Shareholders in accordance with the provisions of the OBCA;

•                  the Final Order shall have been obtained in form and substance satisfactory to each of Alio and Argonaut, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Alio and Argonaut, acting reasonably, on appeal or otherwise;

•                  there shall not be in force any Law, or final, binding, non-appealable ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that is final, binding or non-appealable that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms of the Arrangement Agreement;

•                  Competition Act Approval shall have been obtained if required;

•                  Alio and Argonaut shall have received, from the Federal Economic Competition Commission (Comisión Federal de Competencia Económica — COFECE) a resolution unconditionally approving the transaction under the Federal Law of Economic Competition, if required;

•                  the distribution of the Arrangement Consideration pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to section 2.6 of NI 45-102);

•                  the TSX shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Argonaut Shares to be issued pursuant to the Arrangement as of the Effective Date, or as soon as possible thereafter, and (ii) the TSX shall have, if required, accepted notice for filing of all transactions of Alio contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX;

•                  all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement; and (ii) all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, in each case, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Alio or Argonaut or materially impede the completion of the Arrangement, shall have been obtained or received;

•                  the Argonaut Securities to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities 1933 Act pursuant to section 3(a)(10) thereof and Argonaut Shares to be distributed pursuant to the Arrangement shall not be subject to resale restrictions in the United States under the U.S. Securities 1933 Act; and

•                  the Arrangement Agreement shall not have been terminated in accordance with its terms.

If any of the foregoing conditions is not complied with or waived on or before the deadline for completion, subject to compliance with the Arrangement Agreement, either Party may terminate the Arrangement Agreement on written notice to the other in circumstances where the failure to satisfy such condition is not the result, directly or indirectly, of a breach of the Arrangement Agreement by the terminating Party.

Additional Conditions in Favour of Alio

The obligation of Alio to complete the transactions contemplated by the Arrangement Agreement is also subject to the satisfaction, of among others, the following conditions at or before the Effective Time, or such other specified time, any of which may be waived in whole or in part by Alio:

•                  the representations and warranties made by Argonaut in the Arrangement Agreement that are qualified by materiality or the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct in all respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Argonaut in the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, have a Material Adverse Effect on Argonaut, and Argonaut shall have provided to Alio a certificate of two officers of Argonaut certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Argonaut under the Arrangement Agreement shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the Argonaut Disclosure Letter, or provided for or stated to be exceptions under the Arrangement Agreement;

•                  from March 30, 2020 (being the date of the Arrangement Agreement) to the Effective Date, Argonaut shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Argonaut;

•                  Argonaut shall have complied in all material respects with its covenants herein and Argonaut shall have provided to Alio a certificate of the Chief Executive Officer and Chief Financial Officer thereof, certifying that, as of the Effective Date, it has so complied with its covenants in the Arrangement Agreement;

•                  Alio shall have received the Argonaut Voting Support Agreements and such agreements shall not have been terminated or otherwise breached in any material manner by any of the Supporting Argonaut Shareholders, such that as a result of such breach or termination the Share Issuance Resolution is not passed at the Argonaut Meeting; and

•                  the directors of Argonaut shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by Argonaut to permit the consummation of the Arrangement.

If any of the foregoing conditions is not complied with or waived on or before the deadline for completion, subject to compliance with the Arrangement Agreement, Alio may terminate the Arrangement Agreement on written notice to Argonaut in circumstances where the failure to satisfy such condition is not the result, directly or indirectly, of a breach of the Arrangement Agreement by Alio.

Additional Conditions in Favour of Argonaut

The obligation of Argonaut to complete the transactions contemplated by the Arrangement Agreement is also subject to the satisfaction of, among others, the following conditions at or before the Effective Time or such other specified time, any of which may be waived in whole or in part by Argonaut:

•                  the representations and warranties made by Alio in the Arrangement Agreement that are qualified by materiality or the expression “Material Adverse Change” or “Material Adverse Effect” shall be true and correct in all respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Alio in the Arrangement Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, have a Material Adverse Effect on Alio, and Alio shall have provided to Argonaut a certificate of two officers Alio certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Alio under the Arrangement Agreement shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Alio Disclosure Letter, or provided for or stated to be exceptions under the Arrangement Agreement;

•                  from March 30, 2020 (being the date of the Arrangement Agreement) to the Effective Date, there shall not have occurred, and Alio shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Alio;

•                  Alio shall have complied in all material respects with its covenants herein and Alio shall have provided to Argonaut a certificate of the Chief Executive Officer and the Vice President, Finance thereof, certifying that, as of the Effective Date, Alio has so complied with its covenants in the Arrangement Agreement;

•                  Argonaut shall have received the Alio Voting Support Agreements and such agreements shall not have been terminated or otherwise breached in any material manner by any of the Supporting Alio Securityholders, such that as a result of such breach or termination the Arrangement Resolution is not passed at the Alio Meeting;

•                  Alio Shareholders holding no more than 5% of the outstanding Alio Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) and Argonaut shall have received a certificate, dated the day immediately preceding the Effective Date, of the Chief Executive Officer and the Vice President, Finance of Alio, to such effect;

•                  the directors of Alio shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Alio to permit the consummation of the Arrangement;

•                  each of the Alio Retained Employees shall have accepted and agreed to the term and remuneration provisions in respect of their ongoing employment relationship with Argonaut and each of the Alio Departing Employees shall have accepted and agreed to the manner in which any change of control and/or severance payments will occur, to the satisfaction of Argonaut, acting reasonably;

•                  Alio shall have completed the sale of its ownership interest in Molimentales del Noroeste, S.A. de C.V. to Magna Gold Corp. on the same terms as disclosed to Argonaut on the date hereof; and

•                  any sale by Alio of its ownership interest in, or all or substantially all of the assets of, Minera Aurea, S.A. de C.V., shall be on terms and conditions acceptable to Argonaut, acting reasonably, with any agreement or other arrangement providing for such sale having been provided to Argonaut for review and approval in advance of it being entered into.

If any of the foregoing conditions is not complied with or waived on or before the deadline for completion, subject to compliance with the Arrangement Agreement, Argonaut may terminate the Arrangement Agreement on written notice to Alio in circumstances where the failure to satisfy such condition is not the result, directly or indirectly, of a breach of the Arrangement Agreement by Argonaut.

Non-Solicitation

Under the Arrangement Agreement, Alio has covenanted with Argonaut that:

•                  Neither Alio nor any Alio Subsidiary shall, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Alio or any Alio Subsidiary (collectively, the “Representatives”): (i) solicit, assist, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any discussions or negotiations with any Person (other than Argonaut or any of its affiliates) regarding an Acquisition Proposal, provided, however, that Alio may communicate with any Person making an Acquisition Proposal for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is likely to lead to a Superior Proposal or advising such Person that the Acquisition Proposal could not reasonably be expected to result in a Superior Proposal; (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; (iv) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding, undertaking or arrangement or other contract in respect of an Acquisition Proposal; or (v) make an Alio Change in Recommendation.

•                  Alio shall, and shall cause the Alio Subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted prior to entering into the Arrangement Agreement by it, the Alio Subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, Alio will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding Alio and the Alio Subsidiaries previously provided to any such Person or any other Person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding Alio and the Alio Subsidiaries. Alio agrees that, except as permitted in the Arrangement Agreement neither it nor any of the Alio Subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of the Arrangement Agreement, pursuant to the express terms of any such agreement, shall not be a violation of the Arrangement Agreement and Alio undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof).

•                  Notwithstanding the foregoing and any other provision of the Arrangement Agreement or of any other agreement between Argonaut and Alio, if at any time following March 30, 2020 (being the date of the Arrangement Agreement) and prior to obtaining the Alio Shareholder Approval and the Alio Securityholder Approval of the Arrangement Resolution at the Alio Meeting, Alio receives a bona fide, written Acquisition

Proposal that did not result from a breach of section 7.01 of the Arrangement Agreement or an Acquisition Proposal is made to the Alio Shareholders that the Alio Board determines in good faith, after consultation with Alio’s financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms (disregarding, for the purposes of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation), could reasonably be expected to be a Superior Proposal, then Alio may, in response to a request made by the party making such Acquisition Proposal and provided it is then in compliance with sections 7.01(b) and 7.01(d) of the Arrangement Agreement: (i) furnish information with respect to Alio and the Alio Subsidiaries to the Person making such Acquisition Proposal; (ii) enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal; and/or (iii) waive any standstill provision or agreement that would otherwise prohibit such Person from making such Acquisition Proposal, provided that Alio shall not, and shall not allow its Representatives to, disclose any non-public information to such Person: (i) if such non-public information has not been previously provided to, or is not concurrently provided to Argonaut; and (ii) without entering into a confidentiality agreement with terms typical of confidentiality agreements entered into in transactions similar to the Arrangement, and which includes a standstill provision that restricts such Person from acquiring, or publicly announcing an intention to acquire, any securities or assets of Alio (other than pursuant to a Superior Proposal) for a period of not less than 12 months from the date of such agreement, subject to customary automatic termination provisions.

•                  In the event Alio receives an Acquisition Proposal it shall promptly notify Argonaut, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, of the material terms and conditions thereof, and the identity of the Person or Persons making the Acquisition Proposal, and shall provide Argonaut with a copy of any such proposal, inquiry, offer or request, a copy of any agreement entered into in accordance with section 7.01(c) of the Arrangement Agreement and a copy of any other agreements which relate to the Acquisition Proposal to which it has access, or any amendment to any of the foregoing. Alio shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Argonaut may reasonably request and shall keep Argonaut fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all reasonable inquiries from Argonaut with respect thereto.

•                  Subject to the terms of the Arrangement Agreement, at any time following March 30, 2020 (being the date of the Arrangement Agreement) and prior to obtaining the Alio Shareholder Approval and the Alio Securityholder Approval, if Alio receives an Acquisition Proposal that did not result from a breach of section 7.01 of the Arrangement Agreement and which the Alio Board concludes in good faith constitutes a Superior Proposal, it may, subject to compliance with the procedures set forth in the Arrangement Agreement, terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal.

•                  The Alio Board shall not be prohibited under the Arrangement Agreement from taking any action or making an Alio Change in Recommendation or from making any disclosure to any of its securityholders prior to the Effective Time including disclosure of an Alio Change in Recommendation in respect of an Acquisition Proposal, if, in the good faith judgment of the Alio Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with Alio Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Laws (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under Securities Laws); provided that, in the event of an Alio Change in Recommendation and a termination by Argonaut of the Arrangement Agreement in respect thereof, Alio shall pay the Termination Fee as required by the Arrangement Agreement. In addition, subject to sections 7.01 and 7.02 of the Arrangement Agreement, Alio or the Alio Board may call and hold a meeting of its shareholders requisitioned by such shareholders in accordance with the BCBCA or ordered to be held by a court or Governmental Entity of competent jurisdiction in accordance with applicable Laws.

Right to Match

Alio covenants with Argonaut that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted under the Arrangement Agreement) unless: (i) Alio has complied with its obligations under section 7.01 of the Arrangement Agreement and has provided Argonaut with a copy of the Superior Proposal and all related documentation; and (ii) a period (the “Response Period”) of three Business Days has elapsed from the date that is the later of: (x) the date on which the Argonaut receives written notice from the Alio Board that it has determined, subject to compliance with section 7.02 of the Arrangement Agreement, to accept, approve, endorse, recommend or enter into a binding agreement to proceed with such Superior Proposal; and (y) the date Argonaut receives a copy of the Superior Proposal and all related documents.

During the Response Period, Argonaut will have the right, but not the obligation, to offer to amend the Arrangement Agreement and the Plan of Arrangement, including modification of the Arrangement Consideration. The Alio Board shall review any such offer by Argonaut to amend the Arrangement Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which Argonaut is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by Argonaut to be amended. If the Alio Board determines that the Acquisition Proposal no longer constitutes a Superior Proposal, when assessed against the Arrangement Agreement and the Plan of Arrangement as they are proposed to be amended by Argonaut, the Alio Board will cause Alio to enter into an amendment to the Arrangement Agreement with Argonaut incorporating the amendments to the Arrangement Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect. If the Alio Board determines that the Acquisition Proposal continues to be a Superior Proposal, Alio may recommend that holders of its securities accept such Superior Proposal provided that before doing so Alio terminates the Arrangement Agreement and pays, or causes to be paid, the Termination Fee in accordance with the Arrangement Agreement, as the case may be, in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Alio’s securities shall constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement and Argonaut shall be afforded a new Response Period and the related rights under the Arrangement Agreement in respect of each such Acquisition Proposal.

Termination

The Arrangement Agreement, other than the Termination Fee payment provisions and the US$1,000,000 expense reimbursement provisions, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Arrangement Agreement or the Arrangement Resolution by the Alio Shareholders and the Alio Securityholders, or of the Arrangement Agreement and the Share Issuance Resolution by the Argonaut Shareholders or the approval of the Arrangement by the Court):

(a)                                 by mutual written agreement of Alio and Argonaut; or

(b)                                 by either Alio or Argonaut, if:

(i)                                     the Effective Time shall not have occurred on or before the Completion Deadline, except that the right to terminate the Arrangement Agreement shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by the Completion Deadline; or

(ii)                                  after March 30, 2020 (being the date of Arrangement Agreement), there shall be enacted or made any applicable Laws that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Alio or Argonaut from consummating the Arrangement and such applicable Laws (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)                               the Arrangement Resolution shall have failed to obtain the Alio Shareholder Approval or the Alio Securityholder Approval at the Alio Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(iv)                              the Share Issuance Resolution shall have failed to obtain the Argonaut Shareholder Approval at the Argonaut Meeting (including any adjournment or postponement thereof);

(c)                                  by Argonaut, if:

(i)                                     prior to obtaining the Alio Shareholder Approval and the Alio Securityholder Approval, there is a change in Alio Recommendation;

(ii)                                  any condition set forth in Arrangement Agreement for the mutual benefit of Alio and Argonaut or for the sole benefit of Argonaut is not satisfied, and such condition is incapable of being satisfied by the Completion Deadline;

(iii)                               subject to the notice and cure periods in the Arrangement Agreement, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Alio set forth in the Arrangement Agreement (other than the non-solicitation obligations and covenants of Alio in the Arrangement Agreement) shall have occurred that would cause the conditions set forth in Arrangement Agreement for the mutual benefit of Alio and Argonaut or for the sole benefit of Argonaut not to be satisfied, and such conditions are incapable of being satisfied by the Completion Deadline; provided that Argonaut is not then in breach of the Arrangement Agreement so as to cause any of such conditions not to be satisfied;

(iv)                              Alio is in breach or in default of any of its non-solicitation obligations or covenants set forth in the Arrangement Agreement other than an immaterial breach of Alio’s obligation to provide notice of an Acquisition Proposal to Argonaut within a prescribed period;

(v)                                 subject to the tolling provisions in the Arrangement Agreement, the Alio Meeting has not occurred on or before June 30, 2020, except where the failure by Argonaut to fulfil any obligation under the Arrangement Agreement is the cause of, or results in, the failure of the Alio Meeting to occur on or before such date;

(vi)                              the Alio Board authorizes Alio to enter into a legally binding agreement relating to a Superior Proposal; or

(vii)                           Alio’s normal course business operations, as currently conducted, are suspended or terminated, whether as a result of an order to suspend, an inability to continue operations or for any other reason, for a period of 45 days or more;

(d)                                 by Alio, if:

(i)                                     the Alio Board authorizes Alio, subject to complying with the terms of the Arrangement Agreement, to enter into a legally binding agreement with respect to a Superior Proposal; provided that concurrently with such termination, Alio pays the Termination Fee;

(ii)                                  any condition set forth in the Arrangement Agreement for the mutual benefit of Alio and Argonaut or for the sole benefit of Alio is not satisfied, and such condition is incapable of being satisfied by the Completion Deadline;

(iii)                               subject to the notice and cure periods in the Arrangement Agreement, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Argonaut set forth in the Arrangement Agreement shall have occurred that would cause the conditions set forth in the Arrangement Agreement for the mutual benefit of Alio and Argonaut or for the sole benefit of Alio not to be satisfied, and such conditions are incapable of being satisfied by the Completion Deadline; provided that Alio is not then in breach of the Arrangement Agreement so as to cause any of such conditions not to be satisfied;

(iv)                              subject to the tolling provisions in the Arrangement Agreement, the Argonaut Meeting has not occurred on or before June 30, 2020, except where the failure by Alio to fulfil any obligation under the Arrangement Agreement is the cause of, or results in, the failure of the Argonaut Meeting to occur on or before such date; or

(v)                                 Argonaut’s normal course business operations, as currently conducted, are suspended or terminated, whether as a result of an order to suspend, an inability to continue operations or for any other reason, for a period of 45 days or more.

Termination Fee and Expense Reimbursement

The Arrangement Agreement provides that Alio shall pay Argonaut a termination fee of US$2,000,000 (the “Termination Fee”) in the event that the Arrangement Agreement is terminated:

(a)                                 by Argonaut if prior to obtaining the Alio Shareholder Approval and the Alio Securityholder Approval there is a change in Alio Recommendation, except where the Alio Change in Recommendation which has led to the termination was made solely because the Alio Board, acting in good faith, determined that a change, effect, event or occurrence had taken place that constituted a Material Adverse Effect on Argonaut and that, as a consequence, it would be inconsistent with the Alio Board’s fiduciary obligations to continue to recommend that Alio Shareholders vote in favour of the Arrangement;

(b)                                 by Argonaut if Alio is in breach or in default of any of its non-solicitation obligations or covenants set forth in the Arrangement Agreement other than an immaterial breach of Alio’s obligation to provide notice of an Acquisition Proposal to Argonaut within a prescribed period;

(c)                                  by Argonaut if the Alio Board authorizes Alio to enter into a legally binding agreement relating to a Superior Proposal;

(d)                                 by Alio because the Alio Board authorizes Alio, subject to complying with the terms of the Arrangement Agreement, to enter into a legally binding agreement with respect to a Superior Proposal; or

(e)                                  by (i) Argonaut if the Effective Time shall not have occurred on or before the Completion Deadline, except where Argonaut’s failure to fulfill any of its obligations or Argonaut’s breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or directly resulted in, the failure of the Effective Time to occur by such Completion Deadline or (ii) either Argonaut or Alio because the Arrangement Resolution failed to obtain the Alio Shareholder Approval or the Alio Securityholder Approval at the Alio Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, if, in either case, prior to the earlier of the termination of the Arrangement Agreement or the holding of the Alio Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Alio shall have been made to Alio or publicly announced by any Person (other than Argonaut or any of its affiliates) and not withdrawn prior to the Alio Meeting and within six months following the date of such termination; (A) the announced Acquisition Proposal is consummated by Alio; or (B) Alio enters into a definitive agreement in respect of, or the Alio Board approves or recommends, the announced Acquisition Proposal which is subsequently consummated at any time thereafter, provided that, all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%” for the purposes of determining whether the Termination Fee is payable.

In addition, the Arrangement Agreement provides that, in the event that either Alio or Argonaut terminates the Arrangement Agreement because the other party’s normal course business operations are suspended or terminated for a period of 45 days or more and such suspension or termination was not required by applicable law or the result of the infection, or suspected infection, of a material amount of the non-terminating party’s workforce with the coronavirus, then the terminating party is entitled to an expense reimbursement amount of US$1,000,000.

Amendment

The Arrangement Agreement and the Plan of Arrangement may be amended by mutual written agreement of Alio and Argonaut before or after the holding of the Alio Meeting and Argonaut Meeting but no later than the Effective Time, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

•                  change the time for the performance of any of the obligations or acts of any Party;

•                  waive any inaccuracies in or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

•                  waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify the performance of any of the obligations of any Party; and/or

•                  waive compliance with or modify any condition contained in the Arrangement Agreement.

Tolling Provisions

If regular Court operations remain suspended due to disease outbreaks, pandemics or epidemics or other related conditions, than, notwithstanding any other provision of the Arrangement Agreement to the contrary, then the time to make application to the Court for the Final Order and convene and conduct the Alio Meeting and/or the Argonaut Meeting shall be tolled for such period as the suspension of operations continues, plus three business days, provided that in no event shall such tolling and three business day period extend beyond July 15, 2020, or such later date as may be agreed to by the Parties.

THE VOTING SUPPORT AGREEMENTS

The following description of certain provisions of the Voting Support Agreements is a summary only. The summary of certain provisions of the Voting Support Agreements below and in this Circular are not comprehensive and do not purport to be a complete summary of the Voting Support Agreements.

Alio Voting Support Agreements

The Supporting Alio Securityholders have entered into the Alio Voting Support Agreements with Argonaut in respect of their Alio Shares representing, in the aggregate, approximately 1.12% of the issued and outstanding Alio Shares as at March 30, 2020 and their Alio Options, Alio PSUs, Alio RSUs and Alio Warrant, if any.

Each Supporting Alio Securityholder has covenanted and agreed, that it will:

(a)                                 attend (either in person or by proxy) any meeting (including the special meeting of securityholders of Alio at which the Arrangement is to be considered) of the securityholders of Alio convened for the purposes of considering the Arrangement Resolution in connection with the Arrangement (including any adjournments and postponements thereof) and, at any such meeting, vote or cause to be voted, to the extent that such securities are entitled to vote at any such meeting, all of the (i) Alio Shares (including any shares issued upon the exercise of the Alio Options, Alio PSUs, Alio RSUs,

Alio DSUs and Alio Warrants or acquired by the Supporting Alio Securityholders on or following March 30, 2020 and prior to the record date for voting at such meeting), (ii) Alio Options, (iii) Alio DSUs, (iv) Alio PSUs, (v) Alio RSUs, and (vi) Alio Warrants, that are beneficially owned by, or over which control or direction is exercised by, the Supporting Alio Securityholder and which are entitled to be voted at such meeting (collectively, the “Alio Subject Securities”) in favour of the Arrangement and all matters related thereto, as contemplated by the Arrangement Agreement;

(b)                                 vote or cause to be voted (in person or by proxy) the Alio Subject Securities against, and not tender or cause to be tendered the Alio Subject Securities:

(i)                                     any Acquisition Proposal; or

(ii)                                  any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect, in any material respect, the Arrangement;

(c)                                  not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Supporting Alio Securityholder or any of its subsidiaries (collectively, the “Supporting Alio Securityholder Representatives”): (i) solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any discussions or negotiations with any Person, or furnish to any Person any information or otherwise (other than with or to Argonaut or any of its affiliates) regarding an Acquisition Proposal; (iii) approve, recommend, or propose publicly to agree to, approve, endorse or recommend, any Acquisition Proposal; or (iv) accept or enter into, or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal;

(d)                                 immediately cease and cause its Supporting Alio Securityholder Representatives to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons with respect to any Acquisition Proposal;

(e)                                  promptly (and in any event within twenty-four (24) hours after it has received any Acquisition Proposal, amendment to any Acquisition Proposal, or request for non-public information relating to Alio in relation to an Acquisition Proposal) notify Argonaut, at first orally and then in writing, in the event it or its Supporting Alio Securityholder Representatives receives an Acquisition Proposal, including the material terms and conditions thereof, and the identity of the Person or Persons making the Acquisition Proposal. The Supporting Alio Securityholder shall also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Argonaut may reasonably request;

(f)                                   not, without the prior written consent of Argonaut, sell, transfer, assign, pledge, or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment or other disposition of, the Alio Subject Securities (other than as contemplated in the Alio Voting Support Agreements) or permit any affiliate of the Supporting Alio Securityholder to do any of the foregoing, provided that the Supporting Alio Securityholder may transfer the Alio Subject Securities to a corporation, partnership or other entity directly or indirectly owned or controlled by the Supporting Alio Securityholder or under common control with the Supporting Alio Securityholder, provided that (A) such transfer shall not relieve or release the Supporting Alio Securityholder of or from its obligations under the Alio Voting Support Agreement, including, without limitation, the obligation of the Supporting Alio Securityholder to vote or cause to be voted all of the Alio Subject Securities in favour of the Arrangement, (B) prompt written notice of such transfer is provided to Argonaut, (C) the transferee agrees to be bound by the terms hereof pursuant to documentation approved in writing by Argonaut in advance of such transfer, and (D) the transferee continues to be a corporation, partnership or other entity owned or controlled by the Supporting Alio Securityholder at all times prior to the Effective Time, provided further that the Supporting Alio Securityholder may at any time exercise the Alio Options or Alio Warrants for Alio Shares, and may accept the settlement of the Alio DSUs, Alio RSUs and Alio PSUs in Alio Shares, each in accordance with their terms;

(g)                                  not, except as required pursuant to the Alio Voting Support Agreement, grant or agree to grant any proxy or other right to vote the Alio Subject Securities, enter into any voting trust or pooling agreement or arrangement, or enter into or subject any of such Alio Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof, or revoke any proxy granted pursuant to the Alio Voting Support Agreement; and

(h)                                 not exercise any rights of dissent or appraisal in respect of any resolution approving the Arrangement or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate law or other legislation or take any action, in each case that is reasonably likely to in any manner delay, hinder, prevent, interfere with or challenge the Arrangement.

The obligations of the Supporting Alio Securityholders under the Alio Voting Support Agreement will terminate upon the earlier of:

(a)                                 the Effective Time;

(b)                                 the mutual written agreement of the Supporting Alio Securityholder, on the one hand, and Argonaut, on the other hand; or

(c)                                  the termination of the Arrangement Agreement in accordance with its terms.; provided, however, that if the Arrangement Agreement is terminated in connection with an Acquisition Proposal received by Alio that the Alio Board determines to be a Superior Proposal, then the obligations of the Supporting Alio Securityholder under the Alio Voting Support Agreement shall only terminate upon the applicable termination payment having been paid to Argonaut.

Mark D. Backens, Paul Jones, Ian Harcus, Miguel Bonilla, Leslie Kapusianyk, Paula Rogers, George Brack, Stephen Lang, John Mansanti and David Whittle as Supporting Alio Securityholders, have entered into an Alio Voting Support Agreement in respect of their Alio Shares and Alio Options, Alio RSUs, Alio PSUs, Alio DSUs and Alio Warrants, if any.

Argonaut Voting Support Agreements

The Supporting Argonaut Securityholders have entered into Argonaut Voting Support Agreements with Alio in respect of their Argonaut Shares representing, in the aggregate, approximately 2.28% of the issued and outstanding Argonaut Shares as at March 30, 2020 and their Argonaut Options, Argonaut PSUs and Argonaut RSUs, if any.

Each Supporting Argonaut Securityholder has covenanted and agreed, that it will:

(a)                                 attend (either in person or by proxy) any meeting (including the special meeting of the securityholders of Argonaut at which the Arrangement is to be considered) of the shareholders of Argonaut convened for the purposes of considering the Share Issuance Resolution in connection with the Arrangement (including any adjournments and postponements thereof) and, at any such meeting, vote or cause to be voted, to the extent that such Argonaut Shares are entitled to vote at any such meeting, all of the Argonaut Shares (including any shares issued upon the exercise of the Argonaut Options, Argonaut PSUs and Argonaut RSUs or acquired by the Supporting Argonaut Securityholder on or following the March 30, 2020 and prior to the record date for voting at such meeting) that are beneficially owned by, or over which control or direction is exercised by, the Supporting Argonaut Securityholder and which are entitled to be voted at such meeting (collectively, the “Argonaut Subject Securities”) in favour of the Share Issuance Resolution in connection with the Arrangement and all matters related thereto, as contemplated by the Arrangement Agreement;

(b)                                 vote or cause to be voted (in person or by proxy) the Argonaut Subject Securities against, and not tender or cause to be tendered the Argonaut Subject Securities to any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect, in any material respect, the Arrangement;

(c)                                  not, without the prior written consent of Alio, sell, transfer, assign, pledge, or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment or other disposition of, the Argonaut Subject Securities (other than as contemplated in the Argonaut Voting Support Agreement) or permit any affiliate of the Supporting Argonaut Securityholder to do any of the foregoing, provided that the Supporting Argonaut Securityholder may transfer the Argonaut Subject Securities to a corporation, partnership or other entity directly or indirectly owned or controlled by such Supporting Argonaut Securityholder or under common control with such Supporting Argonaut Securityholder, provided that (A) such transfer shall not relieve or release the Supporting Argonaut Securityholder of or from its obligations under the Argonaut Voting Support Agreement, including, without limitation, the obligation of the Supporting Argonaut Securityholder to vote or cause to be voted all of the Argonaut Subject Securities in favour of the Share Issuance Resolution in connection with the Arrangement, (B) prompt written notice of such transfer is provided to Alio, (C) the transferee agrees to be bound by the terms of the Argonaut Voting Support Agreement pursuant to documentation approved in writing by Alio in advance of such transfer, and (D) the transferee continues to be a corporation, partnership or other entity owned or controlled by the Supporting Argonaut Securityholder at all times prior to the Effective Time, provided further that the Supporting Argonaut Securityholder may at any time exercise the Argonaut Options for Argonaut Shares, and may accept the settlement of the Argonaut RSUs and Argonaut PSUs in Argonaut Shares, each in accordance with their terms;

(d)                                 not, except as required pursuant to the Argonaut Voting Support Agreement, grant or agree to grant any proxy or other right to vote the Argonaut Subject Securities, enter into any voting trust or pooling agreement or arrangement, or enter into or subject any of such Argonaut Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof, or revoke any proxy granted pursuant to the Argonaut Voting Support Agreement; and

(e)                                  not exercise any securityholder rights or remedies available at common law or pursuant to applicable corporate law or other legislation or take any action, in each case that is reasonably likely to in any manner delay, hinder, prevent, interfere with or challenge the Arrangement.

The Argonaut Voting Support Agreement will terminate and be of no further force or effect upon the earlier of:

(a)                                 the Effective Time;

(b)                                 the mutual written agreement of the Supporting Argonaut Securityholder, on the one hand, and Alio, on the other hand; or

(c)                                  the termination of the Arrangement Agreement in accordance with its terms.

James E. Kofman, Christopher R. Lattanzi, Peter Mordaunt, Dale C. Peniuk, Audra B. Walsh, Ian Atkinson, Peter C. Dougherty, David A. Ponczoch, William R. Rose, Daniel A. Symons and Brian W. Arkell, as Supporting Argonaut Securityholders, have entered into an Argonaut Voting Support Agreement in respect of their Argonaut Shares and Argonaut Options, Argonaut RSUs and Argonaut PSUs, if any.

PROCEDURE FOR EXCHANGE OF ALIO SHARES

Letter of Transmittal

A Letter of Transmittal is being mailed, together with this Circular, to each person (other than Argonaut) who was a Registered Alio Shareholder on the Alio Record Date. Each person who is a Registered Alio Shareholder immediately prior to the Effective Time must forward a properly completed and signed Letter of Transmittal, along with the accompanying Alio Share certificate(s) or DRS, if applicable, and such other documents as the Depositary may require, to the Depositary in order to receive the Arrangement Consideration to which such Alio Shareholder is entitled under the Arrangement. It is recommended that Registered Alio Shareholders complete, sign and return the Letter of Transmittal, along with the accompanying Alio Share certificate(s) or DRS, if applicable, to the Depositary as soon as possible. Alio Shareholders whose Alio Shares are registered in the name of a nominee (bank, trust company, securities broker or other nominee) should contact that nominee for assistance in depositing their Alio Shares.

A Letter of Transmittal is also being mailed, together with this Circular, to each person who was an Alio RSU Holder, Alio DSU Holder and/or Alio PSU Holder on the Alio Record Date. Each person who is an Alio RSU Holder, Alio DSU Holder and/or Alio PSU Holder immediately prior to the Effective Time must forward a properly completed Letter of Transmittal and such other documents as the Depositary may require, to the Depositary in order to receive the Arrangement Consideration to which such Alio RSU Holder, Alio DSU Holder and/or Alio PSU Holder is entitled under the Arrangement. It is recommended that Alio RSU Holders, Alio DSU Holders and Alio PSU Holders complete, sign and return the Letter of Transmittal to the Depositary as soon as possible.

If you are both a Registered Alio Shareholder and an Alio RSU Holder, Alio DSU Holder and/or Alio PSU Holder, you will need to complete two copies of the Letter of Transmittal: one for the Alio Shares you hold and one for the Alio RSUs, Alio DSUs and/or Alio PSUs that you hold.

Alio Options will be exchanged for Replacement Argonaut Options without any further act or formality on the part of holder thereof. Any document previously evidencing an Alio Option shall thereafter evidence and be deemed to evidence such Replacement Argonaut Option and no certificates evidencing Replacement Argonaut Options shall be issued.

Any document previously evidencing the Alio Warrants will continue to evidence the Alio Warrants.

Exchange Procedure

Registered Alio Shareholders and Alio RSU Holders, Alio PSU Holders and Alio DSU Holders

In order to receive the Arrangement Consideration to which a Registered Alio Shareholder (other than any Dissenting Alio Shareholders) is entitled if the Arrangement Resolution is passed and the Arrangement is completed, a Registered Alio Shareholder must complete, sign, date and return the enclosed Letter of Transmittal in accordance with the instructions set out therein and in this Circular. The Letter of Transmittal is also available from the Depositary by telephone at: 1-800-564-6253 (North American Toll Free) or 1-514-982-7555 (Outside North America); or on SEDAR (www.sedar.com) under Alio’s issuer profile.

In order to receive the Arrangement Consideration to which an Alio RSU Holder, Alio DSU Holder and Alio PSU Holder is entitled if the Arrangement Resolutions is passed and the Arrangement is completed, each Alio RSU Holder, Alio DSU Holder and Alio PSU Holder must complete, sign, date and return the enclosed Letter of Transmittal in accordance with the instructions set out therein and in this Circular. The Letter of Transmittal is also available from the Depositary by telephone at: 1-800-564-6253 (North American Toll Free) or 1-514-982-7555 (Outside North America) or on SEDAR (www.sedar.com) under Alio’s issuer profile.

If you are both a Registered Alio Shareholder and an Alio RSU Holder, Alio DSU Holder and/or Alio PSU Holder, you will need to complete two copies of the Letter of Transmittal: one for the Alio Shares you hold and one for the Alio RSUs, Alio DSUs and/or Alio PSUs that you hold.

On or immediately prior to the Effective Date, Argonaut will deposit with the Depositary, Argonaut Shares representing the aggregate Arrangement Consideration payable pursuant to the Arrangement. The Depositary will act as the agent of Registered Alio Shareholders who have deposited Alio Shares pursuant to the Arrangement for the purpose of receiving the Arrangement Consideration and the Alio RSU Holders, Alio DSU Holders and Alio PSU Holders who have deposited their Alio Incentive Compensation Shares pursuant to the Arrangement, and, in each case, will transmit certificates or DRS representing the Argonaut Shares issuable to such persons, and receipt by the Depositary of the aggregate Arrangement Consideration payable by Argonaut under the Arrangement will be deemed to constitute receipt of payment of the Arrangement Consideration by Registered Alio Shareholders depositing Alio Shares and Alio RSU Holders, Alio DSU Holders and Alio PSU Holders depositing Alio Incentive Compensation Shares.

Upon surrender to the Depositary of the certificate(s) or DRS that immediately prior to the Effective Time represented Alio Shares, if applicable, and one or more duly completed Letter(s) of Transmittal and such other documents as the Depositary may require, a Former Alio Shareholder (other than Argonaut and a Dissenting Alio Shareholder) will be entitled to receive in exchange therefor, and as soon as practicable after the Effective Time, certificates or DRS representing the number of Argonaut Shares which such Former Alio Shareholder is entitled to receive under the Arrangement, which the Depositary will deliver to such Former Alio Shareholder.

In the event of a transfer of ownership of Alio Shares which is not registered in the transfer records of Alio, a certificate representing the proper number of Alio Shares shall be delivered to a transferee if the certificate formerly representing such Alio Shares is presented to the Depositary at its offices, accompanied by the foregoing documents together with all other documents required to evidence and effect such transfer.

Until surrendered, each certificate or DRS that immediately prior to the Effective Time represented Alio Shares will, subject to certain exceptions, be deemed at any time after the Effective Time to represent only the right to receive upon surrender (a) the aggregate Arrangement Consideration which the holder is entitled to receive in accordance with the Plan of Arrangement, and (b) any dividends or distributions with a record date on or after the Effective Date that are paid or payable prior to the date of surrender on any Argonaut Shares comprising the Arrangement Consideration which the holder of such Alio Shares was entitled to receive under the Arrangement.

The Letter of Transmittal contains complete instructions on how to exchange the certificate(s) or DRS representing Alio Shares, if applicable, and how Registered Alio Shareholders and Alio RSU Holders, Alio DSU Holders and Alio PSU Holders will receive the Arrangement Consideration payable to them under the Arrangement. Registered Alio Shareholders and Alio RSU Holders, Alio DSU Holders and Alio PSU Holders should return properly completed documents, including the Letter of Transmittal, to the Depositary and by registered mail, hand or courier to the address set out in the Letter of Transmittal. Alio Shareholders, Alio RSU Holders, Alio PSU Holders and Alio DSU Holders with questions regarding the deposit of Alio Shares or Alio Incentive Compensation Shares should contact the Depositary by telephone at: 1-800-564-6253 (North American Toll Free) or 1-514-982-7555 (Outside North America). Further information with respect to the Depositary is set forth in the Letter of Transmittal.

In order for Registered Alio Shareholders, Alio DSU Holders, Alio PSU Holders and Alio RSU Holders to receive the Arrangement Consideration payable to them under the Arrangement as soon as possible after the closing of the Arrangement, such holders should submit their Alio Shares, if applicable, and the Letter of Transmittal as soon as possible.

Registered Alio Shareholders, Alio DSU Holders, Alio PSU Holders and Alio RSU Holders will not actually receive their Argonaut Shares until the Arrangement is completed and they have returned their properly completed documents, including the Letter of Transmittal and certificates or DRS representing their Alio Shares, if applicable, to the Depositary.

In the event any certificate which immediately before the Effective Time represented one or more outstanding Alio Shares in respect of which the holder was entitled to receive the Arrangement Consideration pursuant to the Arrangement is lost, stolen or destroyed, upon the making of an affidavit by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the Arrangement Consideration to which such holder is entitled pursuant to the Arrangement. When authorizing such delivery of the Arrangement Consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Arrangement Consideration is to be delivered shall, as a condition precedent to the delivery of such Arrangement Consideration, give a bond or indemnity satisfactory to Argonaut and the Depositary in such amount as Argonaut may direct, or otherwise indemnify Argonaut and the Depositary in a manner satisfactory to Argonaut and the Depositary, against any claim that may be made against Argonaut or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Argonaut.

Where a certificate representing Alio Shares has been destroyed, lost or stolen, after the Effective Time the Registered Alio Shareholder of that certificate should immediately contact the Depositary by telephone at: 1-800-564-6253 (North American Toll Free) or 1-514-982-7555 (Outside North America).

Non-Registered Alio Shareholders

The exchange of Alio Shares for the Arrangement Consideration in respect of Non-Registered Alio Shareholders is expected to be made with the Non-Registered Alio Shareholder’s nominee (bank, trust company, securities broker or other nominee) account through the procedures in place for such purposes between CDS and such nominee. Non-Registered Alio Shareholders should contact their intermediary if they have any questions regarding this process and to arrange for their nominee to complete the necessary steps to ensure that they receive payment for their Alio Shares as soon as possible following completion of the Arrangement.

Cancellation of Rights after Six Years

To the extent that a Former Alio Shareholder has not complied with the provisions of the Arrangement described under the heading “Procedure for Exchange of Alio Shares — Exchange Procedure” on or before the date that is six years after the Effective Date (the “Final Proscription Date”), then any Argonaut Shares which such Former Alio Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Argonaut Shares shall be delivered to Argonaut by the Depositary for cancellation and shall be cancelled by Argonaut, and the interest of the Former Alio Shareholder in such Argonaut Shares to which it was entitled shall be terminated as of such Final Proscription Date.

Fractional Interest

No fractional Argonaut Shares shall be issued to Former Alio Shareholders in connection with the Plan of Arrangement. The total number of Argonaut Shares to be issued to any Former Alio Shareholder shall, without additional compensation, be rounded down to the nearest whole Argonaut Share in the event that such Former Alio Shareholder would otherwise be entitled to a fractional share.

The foregoing information is a summary only. For further details of procedures, see the Plan of Arrangement attached as Schedule “C” — “Plan of Arrangement” to this Circular.

Withholding Rights

Pursuant to the terms of the Plan of Arrangement, Alio, Argonaut and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person under the Plan of Arrangement, and from all dividends or other distributions otherwise payable to any Former Alio Shareholder such amounts as Alio, Argonaut or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 (the “Code”) or any provision of any applicable federal, provincial, state, local or foreign tax Laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Person in respect of which such deduction and withholding was made, provided that such withheld amounts are remitted to the appropriate Governmental Entity.

SECURITIES LAW MATTERS

The following is a brief summary of the Canadian and U.S. securities law considerations applying to the transactions contemplated herein not discussed elsewhere in this Circular.

Canadian Securities Laws

Each Alio Securityholder is urged to consult such securityholder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Argonaut Shares issuable pursuant to the Arrangement.

Listing and Resale of Argonaut Shares

Alio is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. The Alio Shares are currently listed on the TSX and the NYSE American. Following completion of the Arrangement, Alio will be a wholly-owned subsidiary of Argonaut and it is anticipated that Argonaut will apply to the applicable Canadian securities regulators to have Alio cease to be a reporting issuer and have the Alio Shares delisted from the TSX and the NYSE American.

Argonaut has applied to list the Argonaut Shares issuable under the Arrangement to Former Alio Shareholders (other than any Dissenting Alio Shareholders) in exchange for their Alio Shares, the Argonaut Shares issuable under the Arrangement to Former Alio RSU Holders, Former Alio PSU Holders and Former Alio DSU Holders in exchange for their Alio Incentive Compensation Shares, the Argonaut Shares issuable upon the exercise of the Replacement Argonaut Options and the Argonaut Shares issuable upon the exercise of the Alio Warrants on the TSX. It is a condition to the closing of the Arrangement that the TSX shall have conditionally approved the listing thereon, subject to official notice of issuance, of the Argonaut Shares issuable pursuant to the Arrangement as of the Effective Date, with final notice of issuance to be provided by the TSX as soon as possible thereafter. See “The Arrangement Agreement — Conditions Precedent to the Arrangement”. TSX conditional approval has been obtained for the listing of the Argonaut Shares to be issued to Former Alio Shareholders (other than Argonaut and any Dissenting Alio Shareholders) in exchange for their Alio Shares, the Argonaut Shares issuable under the Arrangement to Former Alio RSU Holders, Former Alio PSU Holders and Former Alio DSU Holders in exchange for their Alio Incentive Compensation Shares, the Argonaut Shares issuable upon the exercise of the Replacement Argonaut Options and the Argonaut Shares issuable upon the exercise of the Alio Warrants.

The issuance of Argonaut Shares pursuant to the Arrangement will constitute distributions of securities that are exempt from the prospectus requirements of applicable Canadian Securities Laws. Argonaut Shares issued pursuant to the Arrangement may be resold in each province and territory of Canada, provided that: (i) Argonaut is a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (ii) the trade is not a “control distribution” as defined in NI 45-102; (iii) no unusual effort is made to prepare the market or create a demand for those securities; (iv) no extraordinary commission or consideration is paid in respect of that trade; and (v) if the selling security holder is an “insider” or “officer” of Argonaut (as such terms are defined by applicable Canadian Securities Laws), the insider or officer has no reasonable grounds to believe that Argonaut is in default of applicable Canadian Securities Laws.

Toronto Stock Exchange

The Manual requires that the Transaction be approved by a majority of the Argonaut Shareholders by operation of section 611(c) of the Manual as the number of Argonaut Shares issuable as the Arrangement Consideration under the Arrangement exceeds 25% of the Argonaut Shares outstanding on a non-diluted basis.

At the Argonaut Meeting, in accordance with the Manual, Argonaut Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the issuance of up to 63,587,494 Argonaut Shares pursuant to the Arrangement, representing approximately 35% of the outstanding Argonaut Shares as of the date of this Circular, by operation of section 611(c) of the Manual because the Arrangement will provide for the issuance of greater than 25% of the currently outstanding Argonaut Shares, comprising (i) up to 58,433,639 Argonaut Shares to be issued to Alio Shareholders (other than any Alio Shareholders validly exercising dissent rights) in exchange for their Alio

Shares (including an aggregate of 792,954 Argonaut Shares to be issued to Former Alio Shareholders in exchange for Alio Shares issued prior to the effective time of the Arrangement in settlement of any performance share units of Alio, restricted share units of Alio and deferred share units of Alio); (ii) up to 3,608,962 Argonaut Shares issuable upon the exercise of the Replacement Argonaut Options; and (iii) up to 1,544,893 Argonaut Shares issuable upon the exercise of the Alio Warrants. To be effective, the Share Issuance Resolution must be passed, with or without variation, at the Argonaut Meeting by at least a majority of the votes cast on the Share Issuance Resolution by the Argonaut Shareholders present online or represented by proxy and entitled to vote at the Argonaut Meeting.

Multilateral Instrument 61-101

The securities regulatory authorities in each of Alberta, Manitoba, Ontario, New Brunswick and Quebec have adopted MI 61-101, which regulates transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations. The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction. As a reporting issuer in Alberta, Manitoba, Ontario and New Brunswick, and as an issuer listed on the TSX, Alio is subject to the requirements of MI 61-101. As a reporting issuer in all of the provinces and territories in Canada, Argonaut is subject to the requirements of MI 61-101.

Business Combination

MI 61-101 provides that, in certain circumstances, where a “related party” (as defined in MI 61-101 and which includes, among others, the directors and senior officers of an issuer and any affiliated entities of such persons) of an issuer is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement transaction, such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements.

A “collateral benefit” (as defined in MI 61-101) includes any benefit that a “related party” of Alio is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancements in benefits related to past or future services as an employee, director or consultant of Alio. However, such a benefit will not constitute a “collateral benefit” provided that certain conditions are satisfied.

Under MI 61-101, a benefit received by a related party of Alio is not considered to be a “collateral benefit” if the benefit is received solely in connection with the related party’s services as an employee, director or consultant of Alio or an affiliated entity and (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the Arrangement, (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner, (iii) full particulars of the benefit are disclosed in disclosure document for the transaction, and (iv) at the time the Arrangement was agreed to, the related party and its associated entities beneficially owned or exercised control or direction over less than 1% of the issued and outstanding Alio Shares.

Pursuant to an employment agreement dated March 4, 2019 between Alio and Mark Backens, Mr. Backens will be entitled to receive a severance payment of $2,200,000 if Mr. Backens’ engagement is terminated by Alio without cause or for good reason by Mr. Backens during the 13 month period beginning one month prior to the change of control (the “Change of Control Period”). Pursuant to an employment agreement dated January 1, 2012 between Alio and Miguel Bonilla, Mr. Bonilla will be entitled to receive a severance payment of $600,000 if Mr. Bonilla’s engagement is terminated by Alio without cause or for good reason by Mr. Bonilla during a Change of Control Period. Pursuant to an employment agreement dated August 31, 2018, together with the addendum dated May 8, 2019, as amended January 6, 2020, between Alio and Ian Harcus, Mr. Harcus will be entitled to receive a severance payment of $506,250 if Mr. Harcus’ engagement is terminated by Alio without cause or for good reason by Mr. Harcus during the Change of Control Period. Pursuant to an employment agreement dated June 24, 2019 between Alio and Leslie Kapusianyk, if Ms. Kapusianyk’s engagement is terminated by Alio without cause or for good reason by Ms. Kapusianyk during the Change of Control Period, she is entitled to receive a termination payment equal to $302,250. Pursuant to an employment agreement dated October 1, 2019 between Alio and Paul Jones, if Mr. Jones’ engagement is terminated by Alio Company without cause or for good reason by Mr. Jones during the Change of Control Period, he is entitled to receive a termination payment equal to $562,500. The Arrangement will constitute a “change of control” (as such term defined in each of the employment agreements described above).

Each of Messrs. Backens, Bonilla, Harcus and Jones and Ms. Kapusianyk (collectively, the “Alio Executives”) is a “related party” of Alio by virtue of his or her role as a senior officer of Alio (and, in the case of Mark Backens, by virtue of his role as a director), however as the severance payments described above will be received by the relevant Alio Executive solely in connection with his or her services as an employee of Alio and (i) the severance payments are not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the Alio Executives for securities relinquished under the Arrangement, (ii) the severance payments are not, by their terms, conditional on the Alio Executives supporting the Arrangement in any manner, (iii) full particulars of the severance are disclosed in this Circular, and (iv) as of March 30, 2020, being the date of the Arrangement Agreement, none of the Alio Executives or their respective associated entities beneficially owned or exercised control or direction over 1% or more of the issued and outstanding Alio Shares, the Arrangement will not be considered a “business combination” for the purposes of MI 61-101 and will not be subject to minority approval requirements.

U.S. Securities Laws

The following discussion is only a general overview of certain requirements of U.S. Securities Laws that may be applicable to Alio Securityholders. All holders of Alio Securities are urged to obtain legal advice to ensure that any resale of Argonaut Shares complies with applicable U.S. Securities Laws. Further information applicable to the holders of such securities resident in the United States is disclosed in this Circular under the heading “Note to U.S. Securityholders”.

Exemption from U.S. Registration

The Argonaut Securities to be issued under the Arrangement have not been and will not be registered under the U.S. Securities Act or U.S. state securities laws and will be issued in reliance upon the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act and exemptions from applicable U.S. state securities laws. section 3(a)(10) of the U.S. Securities Act provides an exemption from registration for securities that are issued in exchange for outstanding securities and other property where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order of the Court will, if granted, constitute the basis for the exemption under section 3(a)(10) from the registration requirements of the U.S. Securities Act with respect to the securities to be issued under the Arrangement.

REGULATORY MATTERS

Competition Act (Canada)

Under the Competition Act, the acquisition of voting shares of a corporation that carries on an operating business in Canada may require pre-merger notification if certain size of parties and size of transaction thresholds are exceeded. It has been determined that, at this time, no pre-merger notification is required in respect of the Arrangement. Whether or not a transaction is notifiable, the Commissioner of Competition (Canada) may challenge a transaction for up to one year after the transaction has been substantially completed if he is of the view that the transaction will lead to a substantial lessening or prevention of competition in a relevant market in Canada.

PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Circular, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to an Alio Shareholder who disposes of Alio Shares, and who acquires Argonaut Shares, under the Arrangement and who, at all relevant times, for purposes of the Tax Act, (i) holds its Alio Shares, and will hold any Argonaut Shares received under the Arrangement, as capital property, (ii) deals at arm’s length with Alio and Argonaut and (iii) is not affiliated with either Alio or Argonaut (a “Holder”).

Generally, Alio Shares and Argonaut Shares will be considered to be capital property of a Holder provided that they are not held in the course of carrying on a business of buying and selling securities and have not been acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Alio Shareholders who are, or are deemed to be, resident in Canada for purposes of the Tax Act and who might not otherwise be considered to hold their Alio Shares or Argonaut Shares as capital property may, in certain circumstances, be entitled to have their Alio Shares and Argonaut Shares, and any other “Canadian security” (as defined in the Tax Act), owned by such Alio Shareholder in the taxation year in which the election is made, and in all subsequent taxation years, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Alio Shareholders should consult their own tax advisors regarding the potential application and consequences of this election in their particular circumstances.

This summary is not applicable to a Holder: (i) that is a partnership; (ii) that is a member of a partnership that holds Alio Shares; (iii) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules); (iv) an interest in which is a “tax shelter investment” (as defined in the Tax Act); (v) that is a “specified financial institution” (as defined in the Tax Act); (vi) that has made a “functional currency” election under section 261 of the Tax Act; (vii) that has received Alio Shares upon the exercise of a stock option or from any other form of employee compensation plan or arrangement; (viii) that has entered into, or enters into, a “derivative forward agreement” or “synthetic disposition arrangement” (each as defined in the Tax Act) with respect to its Alio Shares or Argonaut Shares; or (ix) that receives dividends on its Argonaut Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). Such Holders should consult their own tax advisors.

This summary is also not applicable to Alio Optionholders, Alio PSU Holders, Alio RSU Holders, Alio DSU Holders and Alio Warrantholders.

Additional considerations not discussed herein may apply to a Holder that is a corporation resident in Canada, or a corporation that does not deal at “arm’s length” (within the meaning of the Tax Act) with a corporation resident in Canada, that is or becomes, as part of a transaction or event or a series of transactions or events that includes the transactions described in this Circular, controlled by a non-resident corporation, a non-resident individual, a non- resident trust or a group of persons (comprising any combination of non-resident corporations, non- resident individuals and non-resident trusts) that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the Arrangement.

This summary is based upon the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, an understanding of the current published administrative policies and assessing practices of the CRA and all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”). This summary assumes that the Tax Proposals will be enacted as proposed; however, no assurance can be given that the Tax Proposals will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or the CRA’s administrative policies or assessing practices, whether by legislative, governmental or judicial decision or action. In addition, this summary does not take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed in this Circular.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder in respect of the transactions described herein. The income or other tax consequences will vary depending on the particular circumstances of the Holder, including the provinces, or other jurisdictions, in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. Holders should consult their own legal and tax advisors for advice with respect to the tax consequences of the transactions described in this Circular based on their particular circumstances.

Holders Resident in Canada

This part of the summary is applicable only to a Holder who, for the purposes of the Tax Act and at all relevant times, is resident, or is deemed to be resident, in Canada (a “Resident Holder”).

Exchange of Alio Shares for Argonaut Shares

A Resident Holder that receives Argonaut Shares in exchange for its Alio Shares pursuant to the Arrangement will generally be eligible to treat the exchange as an automatic tax-deferred rollover under the provisions of section 85.1 of the Tax Act, with the result that such Resident Holder will be deemed to have disposed of its Alio Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the disposition, and to have acquired the Argonaut Shares received by it pursuant to the Arrangement at a cost equal to such adjusted cost base. A Resident Holder’s cost of Argonaut Shares received pursuant to the Arrangement will be averaged with the adjusted cost base of all other Argonaut Shares held by such Resident Holder as capital property immediately prior to the Effective Time for purposes of determining the adjusted cost base of each Argonaut Share held by such Resident Holder immediately after the Effective Time.

The automatic tax-deferral treatment described above in connection with a Resident Holder’s exchange of Alio Shares for Argonaut Shares pursuant to the Arrangement will not apply where the Resident Holder has, in its income tax return for the taxation year in which the exchange takes place, included in computing its income for the year any portion of the gain or loss otherwise determined from the disposition of such exchanged Alio Shares. A Resident Holder that includes in income any portion of the gain or loss otherwise determined in respect of the disposition of its Alio Shares in exchange for Argonaut Shares pursuant to the Arrangement will be deemed to have disposed of such exchanged Alio Shares for proceeds of disposition equal to the fair market value of the Argonaut Shares received in exchange therefor, and to have acquired such Argonaut Shares at a cost equal to the fair market value of such exchanged Alio Shares. In that case, the Resident Holder will generally realize a capital gain (or capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of the Alio Shares disposed of immediately before the disposition and any reasonable costs of disposition.

For a description of the treatment of capital gains and capital losses, see “Principal Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” in this Circular.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the income of the Resident Holder for that year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of its Alio Shares may be reduced by the amount of dividends received by it on its Alio Shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that receives and disposes of Alio Shares, directly or indirectly, through a partnership or a trust. Such Resident Holders should consult their own tax advisors.

A Resident Holder that is throughout the taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains.

Capital gains realized by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Dividends on Argonaut Shares

A Resident Holder that receives Argonaut Shares pursuant to the Arrangement will be required to include in computing its income for a taxation year any dividends received by it or deemed to be received by it in the year on such shares.

In the case of a Resident Holder that is an individual, the amount of any such dividend will be subject to the normal dividend gross-up and tax credit rules generally applicable to dividends received from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit if such dividends are properly designated as “eligible dividends” (within the meaning of the Tax Act) by Argonaut.

Taxable dividends received by a Resident Holder that is an individual (other than certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard,

In the case of a Resident Holder that is a corporation, the amount of any taxable dividend included in the Resident Holder’s income for the taxation year generally will be deductible in computing the Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act may deem a taxable dividend received by a Resident Holder that is a corporation to be proceeds of disposition or a capital gain. A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay an additional refundable tax on any taxable dividend to the extent such dividend is deductible in computing the Resident Holder’s taxable income for the year.

Disposition of Argonaut Shares

On the disposition or deemed disposition by a Resident Holder of its Argonaut Shares acquired pursuant to the Arrangement (other than a disposition to Argonaut), the Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of the shares disposed of immediately before the disposition and any reasonable costs of disposition. Any such capital gain or capital loss will generally be treated in the same manner as described above under the heading “Principal Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” in this Circular.

Eligibility for Investment

Provided that either: (i) the Argonaut Shares are, at the Effective Time and at all other relevant times, listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX); or (ii) Argonaut is, at the Effective Time and at all other relevant times, a “public corporation” (within the meaning of the Tax Act), the Argonaut Shares will be a qualified investment under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account (collectively, “Registered Plans”), and a deferred profit sharing plan.

Notwithstanding the foregoing, the annuitant, subscriber or holder (the “Controlling Individual”), as applicable, of a Registered Plan that holds Argonaut Shares will be subject to a penalty tax if the Argonaut Shares are a “prohibited investment” for the Registered Plan for purposes of the Tax Act. Argonaut Shares will not be a “prohibited investment” for a Registered Plan provided the applicable Controlling Individual deals at “arm’s length” with Argonaut for purposes of the Tax Act and does not have a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in Argonaut. In addition, Argonaut Shares will generally not be a “prohibited investment” if such Argonaut Shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) of a Registered Plan.

Resident Holders who intend to hold Argonaut Shares in Registered Plans should consult their own tax advisors regarding the application of these rules in their particular circumstances.

Dissenting Resident Holders

A Resident Holder that is a Dissenting Alio Shareholder (a “Dissenting Resident Holder”) and properly exercises Dissent Rights in respect of its Alio Shares will, pursuant to the Plan of Arrangement, be deemed to have disposed of its Alio Shares to Alio and will be entitled to be paid the fair value of such Alio Shares by Alio. A Dissenting Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by Alio (other than any amount in respect of interest, if any, awarded by the Court) in excess of the paid-up capital (as determined for purposes of the Tax Act) of the Alio Shares. Any such deemed dividend will be subject to the same tax treatment as described above under the heading “Principal Canadian Federal Income Tax Considerations — Holders Resident in Canada — Dividends on Argonaut Shares” in this Circular.

The difference between the amount paid by Alio to a Dissenting Resident Holder (other than any amount in respect of interest, if any, awarded by the Court) and the deemed dividend, if any, received by the Dissenting Resident Holder, as described above, will be treated as proceeds of disposition of the Alio Shares for purposes of computing any capital gain (or capital loss). Any such capital gain (or capital loss) will be subject to the same tax treatment as described above under the heading “Principal Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” in this Circular.

Interest, if any, awarded by the Court to a Dissenting Resident Holder will be included in the Dissenting Resident Holder’s income for the purposes of the Tax Act. In addition, a Dissenting Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” as defined in the Tax Act may be liable for an additional refundable tax in respect of such interest.

Holders Not Resident in Canada

This part of the summary is generally applicable to a Holder who at all relevant times, for purposes of the Tax Act, (i) is not resident in Canada or is deemed not to be resident in Canada, (ii) does not use or hold and is not deemed to use or hold its Alio Shares (and any Argonaut Shares) in, or in the course of carrying on, a business in Canada, (iii) is not a person who carries on an insurance business in Canada and elsewhere, (iv) is not an “authorized foreign bank” (as defined in the Tax Act), and (v) is not a “foreign affiliate” (as defined in the Tax Act) of a person resident in Canada at the end of the Holder’s taxation year in which the Effective Time occurs (a “Non-Resident Holder”).

Exchange of Alio Shares for Argonaut Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any gain realized on the disposition of its Alio Shares pursuant to the Arrangement unless the Alio Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

An Alio Share will generally not constitute taxable Canadian property of a Non-Resident Holder at any time at which the Alio Share is listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) unless during the 60-month period immediately preceding the disposition, the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length, held a membership interest directly, or indirectly, through one or more partnerships, or the Non-Resident Holder together with all such persons, owned or was considered to own 25% or more of the issued shares of any class or series of shares of the capital stock of Alio; and (ii) more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property”, “timber resource property” (each as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Alio Shares may also be deemed to be “taxable Canadian property” in certain other circumstances pursuant to the Tax Act.

Even if the Alio Shares are taxable Canadian property of a Non-Resident Holder at a particular time, such holder may be exempt from Canadian tax on the disposition of such shares by virtue of an applicable income tax treaty or convention to which Canada is a signatory. Non-Resident Holders whose Alio Shares constitute “taxable Canadian property” should consult their own tax advisors in this regard.

If the Alio Shares are “taxable Canadian property” to a Non-Resident Holder and such Non-Resident Holder is not exempt from Canadian tax in respect of the disposition of such Alio Shares pursuant to an applicable income tax treaty or convention, the tax consequences as described above under the heading “Principal Canadian Federal Income Tax Considerations — Holders Resident in Canada — Exchange of Alio Shares for Argonaut Shares” in this Circular will generally apply.

If the Alio Shares are “taxable Canadian property” to a Non-Resident Holder, the Non-Resident Holder may in certain circumstances be required to file a Canadian tax return reporting the disposition of its Alio Shares pursuant to the Arrangement, even if no gain is realized by the Non-Resident Holder on the disposition or the gain is otherwise exempt from Canadian tax under the provisions of an applicable income tax treaty or convention.

Dividends on Argonaut Shares

Dividends paid or credited, or deemed to be paid or credited, on a Non-Resident Holder’s Argonaut Shares will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. Under the Canada—United States Tax Convention (1980), as amended (the “Canada—US Tax Treaty”), the withholding rate on any such dividend beneficially owned by a Non-Resident Holder that is a resident of the United States for purposes of the Canada—US Tax Treaty and fully entitled to the benefits of such treaty is generally reduced to 15%.

Disposition of Argonaut Shares

A Non-Resident Holder will not be subject to Canadian tax in respect of any capital gain realized on the disposition of its Argonaut Shares acquired pursuant to the Arrangement unless such shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. Subject to the immediately following paragraph, provided that, at the time of disposition, the Argonaut Shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX), the considerations applicable to determining whether a Non-Resident Holder’s Argonaut Shares constitute “taxable Canadian property”, and the resultant Canadian income tax consequences if such Argonaut Shares are taxable Canadian property, are the same as those discussed above with respect to a Non-Resident Holder’s Alio Shares under the heading “Principal Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Exchange of Alio Shares for Argonaut Shares” in this Circular.

Argonaut Shares received by a Non-Resident Holder pursuant to the Arrangement in exchange for Alio Shares that were, at the time of the exchange, “taxable Canadian property” of the Non-Resident Holder will be deemed to be “taxable Canadian property” of the Non-Resident Holder for a period of 60 months following the exchange, even if the Argonaut Shares would not otherwise be “taxable Canadian property” to the Non-Resident Holder.

Dissenting Non-Resident Holders

A Non-Resident Holder that is a Dissenting Alio Shareholder (a “Dissenting Non-Resident Holder”) will be deemed to have received a dividend equal to the amount, if any, paid by Alio (other than any amount in respect of interest, if any, awarded by the Court) in excess of the paid-up capital (as determined for purposes of the Tax Act) of the Alio Shares. Any such deemed dividend will be subject to the same tax treatment as described above under the heading “Principal Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Dividends on Argonaut Shares” in this Circular.

The difference between the amount paid by Alio to a Dissenting Non-Resident Holder (other than any amount in respect of interest, if any, awarded by the Court) and the deemed dividend, if any, received by the Dissenting Non-Resident Holder, as described above, will be treated as proceeds of disposition of the Alio Shares for purposes of computing any capital gain of the Dissenting Non-Resident Holder. A Dissenting Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Alio Shares to Alio, provided that the Alio Shares are not taxable Canadian property (as discussed above under the heading “Principal Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Exchange of Alio Shares for Argonaut Shares” in this Circular) of the Dissenting Non-Resident Holder at the time of the disposition or an applicable income tax treaty or convention exempts the capital gain from tax under the Tax Act.

Interest, if any, awarded by a court to a Dissenting Non-Resident Holder will generally not be subject to withholding tax under the Tax Act.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

The following discussion summarizes certain U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of Alio Shares relating to the exchange of Alio Shares for Argonaut Shares pursuant to the Arrangement and to the ownership and disposition of Argonaut Shares received pursuant to the Arrangement. Except as expressly provided otherwise below, this discussion applies only to U.S. Holders that hold their Alio Shares, and will hold their Argonaut Shares received pursuant to the Arrangement, as capital assets (generally, property held for investment purposes) within the meaning of section 1221 of the Code. This summary does not address U.S. federal income tax considerations that may apply to holders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, U.S. expatriates or former long-term residents of the U.S., persons liable for alternative minimum tax, persons that own or have owned, directly, indirectly or constructively, 10% or more (by vote or value) of Alio’s or Argonaut’s equity, persons that own or will own, directly, indirectly or constructively, persons that hold an interest in an entity that holds Alio Shares or Argonaut Shares, persons that hold Alio Shares or Argonaut Shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar. In addition, this summary does not address the tax considerations to holders of Alio Options or Alio Warrants. Such holders are urged consult their own tax advisors to determine the tax consequences to them of the Arrangement.

This discussion does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances. Furthermore, it does not address any aspect of non-U.S., state, local or estate or gift taxation or the 3.8% Medicare tax imposed on certain net investment income. Each holder is urged to consult its own tax advisor as to the U.S. federal, state, local, non-U.S. and any other tax consequences of the Arrangement and the ownership and disposition of Argonaut Shares. This discussion is based on the Code, its legislative history, administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), existing and proposed U.S. Treasury regulations, published rulings and court decisions, and the Canada-United States Income Tax Convention (1980) (the “Convention”), all as in effect as of the date hereof, and any of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. This summary is not binding upon the IRS and no opinion of counsel or rulings from the IRS have been or will be sought or obtained regarding any matters discussed in this summary. There can be no assurance that one or more of the positions taken in this summary will not be challenged by the IRS or upheld by a U.S. court.

A “U.S. Holder” is a beneficial owner of Alio Shares or a beneficial owner of Argonaut Shares received pursuant to the Arrangement that is (i) a citizen or individual resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, or any State thereof, or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (A) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (B) validly elects to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Alio Shares, or Argonaut Shares received pursuant to the Arrangement, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Any such partnership or partner should consult its own tax advisor with regard to the U.S. federal income tax treatment of the Arrangement and the ownership and disposition of Argonaut Shares.

The following discussion is for general information purposes only, does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of such holder’s circumstances and income tax situation, and is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder. No opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder is made. Each U.S. Holder is urged to consult its own tax advisor regarding the particular tax consequences to it of the transactions contemplated by the Arrangement, including the application of U.S. federal, state and local tax laws, as well as any applicable non-U.S. tax laws, to a U.S. Holder’s particular situation, and of any change in applicable tax laws.

U.S. Federal Income Tax Considerations Relating to the Arrangement

Exchange of Alio Shares for Argonaut Shares in the Arrangement

It is anticipated that the exchange of Alio Shares for Argonaut Shares may qualify as a reorganization within the meaning of section 368(a) of the Code, unless any cash paid to any Dissenting Alio Shareholders is treated as being paid by Argonaut instead of being paid by Alio. Accordingly, subject to the discussion below regarding the application of the passive foreign investment company (“PFIC”) rules to the Arrangement, assuming the exchange of Alio Shares for Argonaut Shares qualifies as a reorganization under section 368(a) of the Code, a U.S. Holder of Alio Shares will not recognize any gain or loss on the exchange of its Alio Shares for Argonaut Shares. The aggregate basis of the Argonaut Shares received in the exchange should be the same as the aggregate basis of the Alio Shares for which they are exchanged. The holding period of Argonaut Shares received in the exchange will include the holding period of the Alio Shares for which they are exchanged. If a U.S. Holder holds different blocks of Alio Shares (generally as a result of having acquired different blocks of shares at different times or at different costs), such U.S. Holder’s tax basis and holding period in its Argonaut Shares may be determined with reference to each block of Alio Shares for which they are exchanged.

If, however, the exchange of Alio Shares for Argonaut Shares does not qualify as a reorganization under section 368(a) of the Code, a U.S. Holder of Alio Shares will recognize gain or loss on the exchange of its shares for Argonaut Shares equal to the difference between the fair market value of the Argonaut Shares received and the adjusted basis in the Alio Shares surrendered. For this purpose, U.S. Holders of Alio Shares must calculate gain or loss separately for each identified block of Alio Shares exchanged (that is, Alio Shares acquired at the same cost in a single transaction). The basis of each of the Argonaut Shares received in the exchange will equal its fair market value, and the holding period for the Argonaut Shares will begin on the day after the exchange.

Subject to the PFIC rules discussed below, any gain recognized in the exchange of Alio Shares for Argonaut Shares generally will be treated as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Alio Shares is more than one year at the time of such exchange. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. Deductions for capital losses are subject to significant limitations. Any capital gain or loss will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, it is likely that Alio may be, or may have been, classified as a PFIC and gain recognized on the disposition of stock in a corporation treated as a PFIC with respect to a U.S. Holder is subject to special adverse U.S. federal income tax rules, discussed more fully below under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders - U.S. Federal Income Tax Considerations Relating to the Argonaut Shares — Passive Foreign Investment Company Rules”, unless such holder has timely made certain elections.

Application of the Passive Foreign Investment Company Rules to the Arrangement

A U.S. Holder of Alio Shares may be subject to certain adverse U.S. federal income tax rules in respect of an exchange of their shares if Alio were classified as a PFIC for U.S. federal income tax purposes for any taxable year during which such U.S. Holder has held Alio Shares and such U.S. Holder did not have certain elections in effect. The rules governing the determination of whether a non-U.S. corporation qualifies as a PFIC with respect to a U.S. Holder, and the consequences to a U.S. Holder of owning and disposing of shares of a PFIC, are described more fully below under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders - U.S. Federal Income Tax Considerations Relating to the Argonaut Shares — Passive Foreign Investment Company Rules”.

Section 1291(f) of the Code provides that, to the extent provided in U.S. Treasury regulations, any gain on the transfer of stock in a PFIC shall be recognized notwithstanding any other provision of law. Pursuant to proposed U.S. Treasury regulations promulgated under section 1291(f) of the Code (the “Proposed PFIC Regulations”), U.S. Holders would not recognize gain (beyond gain that would otherwise be recognized under the applicable non-recognition rules) on the disposition of stock in a PFIC if the disposition results from a non-recognition transfer in which the stock of the PFIC is exchanged solely for stock of another corporation that qualifies as a PFIC for its taxable year that includes the day after the non-recognition transfer. If finalized in their current form, the Proposed PFIC Regulations would be effective for transactions occurring on or after April 1, 1992, including the Arrangement.

It is likely that Alio may be, or may have been, classified as a PFIC. However, it is not expected that Argonaut will be classified as a PFIC for the current taxable year or a taxable year in the foreseeable future. Accordingly, if the Proposed PFIC Regulations were finalized and made applicable to the exchange of Alio Shares for Argonaut Shares (or if such Proposed PFIC Regulations are never finalized), assuming Alio is classified as a PFIC, the U.S. federal income tax treatment of U.S. Holders of Alio Shares would only be as described above if Argonaut were also classified as a PFIC. Because the Proposed PFIC Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final U.S. Treasury regulations, taxpayers must apply reasonable interpretation of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed U.S. Treasury regulations to be reasonable interpretations of those Code provisions.

If Alio were treated as a PFIC with respect to a U.S. Holder but Argonaut were not treated as a PFIC for the current taxable year, and if the Proposed PFIC Regulations were finalized in their current form and made applicable to the Arrangement (even if such finalization occurs after completion of the Arrangement), then the exchange of Alio Shares for Argonaut Shares would be a fully taxable transaction for such U.S. Holder. Any gain realized would be subject to the rules described below under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders - U.S. Federal Income Tax Considerations Relating to the Argonaut Shares — Passive Foreign Investment Company Rules” applicable to U.S. Holders who dispose of stock of a PFIC.

The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of U.S. Treasury regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders are urged to consult their own tax advisors about the potential applicability of the PFIC rules to the Arrangement, including the application of any information reporting requirements related to the ownership and disposition of shares of a PFIC.

Dissenting U.S. Holders of Alio Shares

A U.S. Holder who exercises Dissent Rights and is paid cash in exchange for all of such U.S. Holder’s Alio Shares will generally recognize gain or loss in an amount equal to the difference between (a) the U.S. dollar value on the date of receipt of the Canadian currency (other than amounts, if any, which are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such U.S. Holder’s adjusted tax basis in its Alio Shares. Subject to the PFIC rules discussed below, any such gain or loss recognized generally will be treated as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Alio Shares is more than one year at the time of such exchange. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. Deductions for capital losses are subject to significant limitations. However, it is likely that Alio may be, or may have been, classified as a PFIC and gain recognized on the disposition of stock in a corporation treated as a PFIC with respect to a U.S. Holder is subject to special adverse U.S. federal income tax rules, discussed more fully below under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders - U.S. Federal Income Tax Considerations Relating to the Argonaut Shares — Passive Foreign Investment Company Rules”, unless such holder has timely made certain elections.

U.S. Federal Income Tax Considerations Relating to the Argonaut Shares

Passive Foreign Investment Company Rules

A non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income”. In general, “passive income” includes dividends, interest, certain rents and royalties and the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. Net gains from commodities transactions are generally treated as passive income unless such gains are active business gains from the sale of commodities and “substantially all” (at least 85 percent) of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business (the “active commodities business exclusion”). If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Based on the nature of Argonaut’s income, assets and activities, it is not expected that Argonaut will be classified as a PFIC in the current taxable year or for taxable years in the foreseeable future. However, because the PFIC determination is made annually at the close of the taxable year in question on the basis of facts and circumstances that may be beyond Argonaut’s control, and because the principles and methodology for applying the PFIC tests are not entirely clear, there can be no assurance that Argonaut will not be a PFIC in the current or subsequent taxable years.

As described below, adverse tax consequences could apply to a U.S. Holder if Argonaut were classified as a PFIC. A U.S. Holder would be required to report any gain on the disposition of any Argonaut Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of the Argonaut Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Argonaut Shares. The amounts allocated to the taxable year of disposition and to years before Argonaut became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount. An “Excess Distribution” is the amount by which distributions received by a U.S. Holder during a taxable year in respect of its Argonaut Shares exceed 125% of the average amount of distributions in respect thereof received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Argonaut Shares). For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of the Argonaut Shares as security for a loan may be treated as a taxable disposition of the Argonaut Shares.

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which Argonaut is treated as a PFIC with respect to such U.S. Holder and any of Argonaut’s subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in Argonaut.

The tax consequences described above may be mitigated if a U.S. Holder makes a timely “qualified electing fund” election (a “QEF election”) with respect to its interest in the PFIC provided Argonaut provides the necessary information regarding its ordinary earnings and net capital gain. Consequently, if Argonaut is classified as a PFIC, it would likely be advantageous for a U.S. Holder to elect to treat Argonaut as a “qualified electing fund” (a “QEF”) with respect to such U.S. Holder in the first year in which it holds Argonaut Shares. If a U.S. Holder makes a timely QEF election with respect to Argonaut, the electing U.S. Holder would be required in each taxable year that Argonaut is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of Argonaut and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of Argonaut, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Argonaut Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Argonaut Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF election made with respect to Argonaut will not apply to any Subsidiary PFIC; a QEF election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

The U.S. federal income tax on any gain from the disposition of Argonaut Shares or from the receipt of Excess Distributions may be greater than the tax would be if a timely QEF election is made. If Argonaut does not provide the required information with regard to Argonaut or any of its Subsidiary PFICs, subject to the discussion of the mark-to-market election below, U.S. Holders will not be able to make a QEF election and will continue to be subject to the PFIC rules described above. U.S. Holders are urged to consult their own tax advisors regarding the advisability and availability of making a QEF election with respect to Argonaut and any Subsidiary PFIC.

Alternatively, if Argonaut were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (instead of a QEF election), provided the Argonaut Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury regulations. However, a U.S. Holder will not be permitted to make a mark-to-market election with respect to a Subsidiary PFIC. U.S. Holders are urged to consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election, as well as the advisability of making a protective QEF election in case Argonaut is classified as a PFIC in any taxable year.

During any taxable year in which Argonaut or any Subsidiary PFIC is treated as a PFIC with respect to a U.S. Holder, that U.S. Holder generally may be required to file IRS Form 8621, subject to certain exceptions. U.S. Holders are urged to consult their own tax advisers concerning annual filing requirements.

U.S. Holders are urged to consult their own tax advisors regarding the tax consequences which would arise if Argonaut were treated as a PFIC for any taxable year, including as to how such a classification would impact the tax consequences of the Arrangement.

The Argonaut Shares — Distributions on the Argonaut Shares

Subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Argonaut Shares (including any amounts withheld pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to Argonaut’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Argonaut does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Subject to the PFIC rules discussed above, distributions on Argonaut Shares to certain non-corporate U.S. Holders that are treated as dividends may be taxed at preferential rates. Such dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

A U.S. Holder may be entitled to deduct or credit Canadian withholding tax imposed on dividends paid to a U.S. Holder, subject to applicable limitations in the Code. For purposes of calculating a U.S. Holder’s foreign tax credit, dividends received by such U.S. Holder with respect to the equity of a foreign corporation generally constitute foreign source income. Dividends distributed by Argonaut will generally constitute “passive category” income for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Argonaut Shares — Sale, Exchange or Other Taxable Disposition of the Argonaut Shares

Subject to the PFIC rules described above, a U.S. Holder will recognize gain or loss on the sale, exchange or other taxable disposition of the Argonaut Shares in an amount equal to the difference between the amounts realized for the Argonaut Shares and the U.S. Holder’s adjusted tax basis in such Argonaut Shares. Subject to the PFIC rules discussed above, the gain or loss will generally be a capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in the Argonaut Shares, subject to exceptions (including an exception for Argonaut Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the Argonaut Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Argonaut Shares.

NOTICE TO NON-CANADIAN ALIO SHAREHOLDERS

It is strongly recommended that all Alio Shareholders who are not Resident Holders consult their own legal and tax advisors with respect to the income tax consequences applicable in their place of residency in connection with the disposition of their Alio Shares or, following completion of the Arrangement, their Argonaut Shares.

INTERESTS OF DIRECTORS AND OFFICERS OF ARGONAUT IN THE ARRANGEMENT

Except as otherwise disclosed in this Circular, Argonaut is not aware of any director or officer of Argonaut having any interest in the Arrangement.

INTERESTS OF DIRECTORS AND OFFICERS OF ALIO IN THE ARRANGEMENT

In considering the recommendation of the Alio Board, Alio Securityholders should be aware that members of the Alio Board and the executive officers of Alio have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Alio Securityholders generally. These interests and benefits are described below.

Except as otherwise disclosed in this Circular, all benefits received, or to be received, by directors or executive officers of Alio as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Alio. No benefit has been, or will be, conferred for the purpose of increasing the value of consideration payable to any such person for Alio Shares, nor is it, nor will it be, conditional on the person supporting the Arrangement.

Alio Shares

As of April 14, 2020, the directors and executive officers of Alio beneficially owned, or exercised control or direction of, directly or indirectly, 959,126 Alio Shares representing in the aggregate approximately 1.1% of all issued and outstanding Alio Shares. All of the Alio Shares held by such directors and executive officers of Alio will be treated in the same fashion under the Arrangement as Alio Shares held by all other Alio Shareholders.

Alio Options

As of April 14, 2020, the following Alio Options were issued and outstanding:

Number of Options	Exercise Price ($)	Issue Date	Expiry Date
20,000	7.50	May 8, 2015	May 7, 2020
102,600	31.20	May 26, 2015	August 10, 2021
31,500	9.60	May 26, 2015	May 20, 2021
31,500	15.00	May 26, 2015	March 21. 2021
64,350	6.50	May 26, 2015	November 29, 2020
220,500	7.80	May 26, 2015	June 27, 2020
100,000	7.60	May 26, 2015	May 26, 2020
82,500	2.90	November 5, 2015	November 5, 2020
80,000	2.50	November 5, 2015	November 5, 2020
105,000	3.30	June 1, 2016	May 30, 2021
110,800	5.32	September 13, 2017	September 13, 2022
170,495	3.30	February 26, 2018	February 26, 2023
15,000	2.26	May 24, 2018	May 24, 2023
71,664	2.71	May 25, 2018	February 12, 2028
68,306	6.77	May 25, 2018	August 12, 2026
8,491	2.17	May 25, 2018	August 28, 2025
5,538	3.67	May 25, 2018	July 22, 2024
27,690	2.71	May 25, 2018	July 12, 2023
22,153	4.06	May 25, 2018	July 17, 2022
7,384	8.13	May 25, 2018	January 18, 2022
30,000	1.00	August 23, 2018	August 23, 2023
1,388,359	1.00	June 27, 2019	June 27, 2024
400,000	0.78	November 19, 2019	November 19, 2024
2,222,681	0.71	April 1, 2020	April 1, 2025
5,386,511

As of April 14, 2020, the directors and executive officers of Alio owned an aggregate of 2,629,446 Alio Options granted pursuant to the Alio Stock Option Plan, representing, in the aggregate, approximately 48.8% of all outstanding Alio Options. All of the Alio Options held by such directors and executive officers of Alio will be treated in the same fashion under the Arrangement as Alio Options held by all other holders of Alio Options. Immediately following the completion of the Arrangement there will be 3,608,962 Replacement Argonaut Options outstanding with exercise prices ranging from $1.17 to $22.39 and expiry dates ranging from May 7, 2020 to February 12, 2028.

Alio Warrants

As of April 14, 2020, the following Alio Warrants were issued and outstanding:

Number of Alio Shares Underlying Warrants	Exercise Price (US$)	Issue Date	Expiry Date
1,198,119	2.98	May 25, 2018	July 28, 2021
1,107,692	3.25	October 10, 2018	October 10, 2020

As of April 14, 2020, the directors and executive officers of Alio owned no Alio Warrants.

Alio PSUs

As of April 14, 2020, the executive officers of Alio owned an aggregate of 307,181 Alio PSUs, representing in the aggregate approximately 88.2% of all outstanding Alio PSUs. All of Alio PSUs held by such executive officers of Alio will be treated in the same fashion under the Arrangement as Alio PSUs held by all other holders of Alio PSUs.

Alio RSUs

As of April 14, 2020, the executive officers of Alio owned an aggregate of 1,243,435 Alio RSUs, representing in the aggregate approximately 85.9% of all outstanding Alio RSUs. All of Alio RSUs held by such executive officers of Alio will be treated in the same fashion under the Arrangement as Alio RSUs held by all other holders of Alio RSUs.

Alio DSUs

As of April 14, 2020, the directors of Alio owned an aggregate of 891,412 Alio DSUs, representing in the aggregate 100% of all outstanding Alio DSUs. All of Alio DSUs held by such directors of Alio will be treated in the same fashion under the Arrangement as Alio DSUs held by all other holders of Alio DSUs.

Benefits of Directors and Executive Officers of Alio

Except as otherwise described in this Circular, no executive officer or director of Alio is expected to receive any payment as a result of the proposed Arrangement. Pursuant to the employment agreement between Alio and Mark Backens, the Chief Executive Officer and President of Alio, Mark Backens is entitled to severance equal to 24 months’ salary and an amount equal to two times the short-term compensation of 100% of salary plus benefit continuation for 24 months if his employment is terminated for other than just cause or he terminates his employment for good reason during the 13 month period beginning one month before the Effective Date and ending one year later on the first anniversary of the Effective Date.

Pursuant to the employment agreement between Alio and Paul Jones, the SVP, Corporate Development of Alio, Paul Jones is entitled to severance equal to 18 months’ salary and an amount equal to one and a half times the short term compensation of 50% of his salary if he is terminated for other than just cause during the 13 month period beginning one month before the Effective Date and ending one year later on the first anniversary of the Effective Date.

Pursuant to the employment agreement between Alio and Miguel Bonilla, the Country Manager, Mexico of Alio, Miguel Bonilla is entitled to termination payment equal to two times his base salary plus an amount equal to 50% of his annual base salary if he is terminated by the Company without cause or he terminates his employment for good reason during the 13 month period beginning one month before the Effective Date and ending one year later on the first anniversary of the Effective Date.

Pursuant to the employment agreement between Alio and Ian Harcus, the Chief Financial Officer of Alio, Ian Harcus is entitled to 18 months’ salary and an amount equal to one and a half times the short term compensation of 50% of salary plus benefit continuation for 12 months if he is terminated by the Company without cause or he terminates his employment for good reason during the 13 month period beginning one month before the Effective Date and ending one year later on the first anniversary of the Effective Date.

The following table sets out the estimated severance payments payable to an executive in the event of a termination or resignation following an adverse role change during the 13 month period beginning one month before the Effective Date and ending one year later on the first anniversary of the Effective Date.

Name	Estimated Payments
Mark D. Backens Director, CEO, President	$2,200,000
Miguel Bonilla Country Manager, Mexico	$600,000
Ian Harcus VP, Finance, Chief Financial Officer	$506,250
Paul Jones SVP, Corporate Development	$562,500
Leslie Kapusianyk Corporate Secretary, General Counsel	$302,250

Each of the Alio Executives is entitled to a lump sum payment if he or she is terminated without good cause within 12 months of the Arrangement pursuant to his or her employment agreement with Alio. See “Securities Laws Matters — Canadian Securities Laws — Multilateral Instrument 61-101”.

The chart below sets out for each director and executive officer of Alio the number of Alio Shares, Alio Options and Alio Warrants beneficially owned, directly or indirectly, by such director and executive officer and the number of Argonaut Shares, Replacement Argonaut Options and Argonaut Shares issuable upon the exercise of the Alio Warrants to be received by each director and executive officer under the Arrangement.

Name and Position Held	Number of Alio Shares	% of Alio Shares (1)	Number of Argonaut Shares to be Issued	Number of Alio Options	% of Alio Options (2)	Number of Replacement Argonaut Options to be Issued	Number of Alio Warrants	Number of Alio RSUs	Estimated Cash for Alio RSU’s (3)	Estimated Number of Argonaut Shares to be Issued for RSUs (3)	Number of Alio PSUs	Estimated Cash for Alio PSU’s (3)	Estimated Number of Argonaut Shares to be Issued for PSUs (3)	Number of Alio DSUs	Estimated Cash for Alio DSUs (3)	Estimated Number of Argonaut Shares to be Issued for DSUs (3)
Mark D. Backens Director, President & CEO	133,000	0.15	89,110	964,427	17.90	646,166	Nil	523,213	$183,124	175,276	156,316	$54,710	52,365	49,103	$17,186	16,449
Paula Rogers Director	9,650	0.01	6,465	55,000	1.02	36,850	Nil	Nil	Nil	Nil	Nil	Nil	Nil	184,103	$54,436	61,674
George Brack Director	355,000	0.41	237,850	73,000	1.73	62,310	Nil	Nil	Nil	Nil	Nil	Nil	Nil	184,103	$54,436	61,674
Stephen Lang Director	Nil	0.00	Nil	55,000	1.02	36,850	Nil	Nil	Nil	Nil	Nil	Nil	Nil	184,103	$54,436	61,674
John Mansanti Director	16,176	0.02	10,837	38,329	0.71	25,680	Nil	Nil	Nil	Nil	Nil	Nil	Nil	155,000	$54,250	51,925
David Whittle Director	Nil	0.00	Nil	Nil	0.00	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	135,000	$47,250	45,225
Paul Jones Senior Vice President, Corporate Development	441,500	0.51	295,805	622,195	11.55	416,870	Nil	156,901	$54,915	52,561	Nil	Nil	Nil	Nil	Nil	Nil
Ian Harcus Vice President - Finance, CFO	Nil	0.00	Nil	389,935	7.24	261,256	Nil	219,123	$76,693	73,406	60,957	$24,554	23,502	Nil	Nil	Nil
Miguel Bonilla Country Manager Mexico	3,800	0.01	2,546	259,750	4.82	174,032	Nil	94,970	$33,239	31,814	72,179	$30,407	29,104	Nil	Nil	Nil
Leslie Kapusianyk Corporate Counsel	5,900	0.01	3,953	171,810	3.19	115,115	Nil	74,085	$25,929	24,818	Nil	Nil	Nil	Nil	Nil	Nil

(1) As a percentage of 85,993,371 Alio Shares outstanding as at the Alio Record Date.

(2) As a percentage of 5,386,511 Alio Options outstanding as at the Alio Record Date.

(3) The estimated cash payable for such securities has been determined based on the closing price for the Alio Shares on the TSX on March 30, 2020, being the date of the public announcement of the Arrangement, net applicable withholding taxes.

Continuing Insurance Coverage for Directors and Executive Officers of Alio

Pursuant to the Arrangement Agreement, prior to the Effective Time Alio shall obtain and fully pay the premiums for a non-cancellable extension of the directors’ and officers’ liability coverage of Alio’s existing directors’ and officers’ insurance policies and Alio’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case for a claims reporting or discovery period of up to five years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from Alio’s current D&O Insurance carriers or one or more insurance carriers with the same or better credit rating as Alio’s current D&O Insurance carriers with respect to directors’ and officers’ insurance policies in an amount and scope at least as favorable as the D&O Insurance.

Argonaut agrees that it shall directly honour all rights to indemnification or exculpation existing in favour of present and former officers and directors of Alio as of March 30, 2020 (being the date of the Arrangement Agreement) and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

RISK FACTORS

The following risk factors, which relate to the Arrangement and the Combined Company, should be considered by Alio Shareholders and Alio Securityholders in evaluating whether to approve the Arrangement Resolution and by Argonaut Shareholders in evaluating whether to approve the Share Issuance Resolution. These risk factors should be considered in conjunction with the risks described in Schedule “J” — “Information Concerning Argonaut”, Schedule “K” — “Information Concerning Alio”, and Schedule “L” — “Information Concerning the Combined Company” to this Circular, as well as in the Argonaut AIF and in the Alio AIF, which are available on SEDAR (www.sedar.com) under Argonaut’s and Alio’s issuer profiles, respectively, together with the other information contained in or incorporated by reference into this Circular.

Risk Factors Relating to the Arrangement

Because the market price of the Argonaut Shares and the Alio Shares will fluctuate and the exchange ratio for the Arrangement Consideration is fixed, Alio Shareholders and Alio RSU Holders, Alio PSU Holders and Alio DSU Holders cannot be certain of the market value of the Argonaut Shares they will receive for their Alio Shares or their Alio Incentive Compensation Shares, respectively, under the Arrangement.

The Exchange Ratio for the Arrangement Consideration is fixed and will not increase or decrease due to fluctuations in the market price of Argonaut Shares or Alio Shares. The market price of Argonaut Shares or Alio Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between Argonaut’s and Alio’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Argonaut Shares that Alio Shareholders and Alio RSU Holders, Alio PSU Holders and Alio DSU Holders may receive on the Effective Date. There can be no assurance that the market value of any Argonaut Shares, and thus the Arrangement Consideration, that the holders of Alio Shares or Alio Incentive Compensation Shares may receive on the Effective Date will equal or exceed the market value of the Alio Shares held by such Alio Shareholders, or 50% of the Alio RSUs, Alio PSUs and Alio DSUs held by Alio RSU Holders, Alio PSU Holders and Alio DSU Holders, prior to the Effective Date. There can also be no assurance that the trading price of the Argonaut Shares will not decline following the completion of the Arrangement.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived. Failure to complete the Arrangement could negatively impact the market price of Argonaut Shares and Alio Shares.

The Arrangement is subject to certain conditions that may be outside the control of the Parties, including, without limitation, the receipt of the Final Order, the approval of the Share Issuance Resolution, the approval of the Arrangement Resolution and the receipt of any other necessary regulatory approvals in respect of the Arrangement.

There can be no certainty, nor can either Party provide any assurance, that these conditions will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If the Arrangement is not completed, the market price of Argonaut Shares and Alio Shares may decline to the extent that the market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Argonaut Board or the Alio Board, as the case may be, decides to seek another merger or business combination, there can be no assurance that Alio will be able to find a party willing to pay an equivalent or more attractive price than the Arrangement Consideration payable pursuant to the Arrangement or that Argonaut will be able to undertake a business combination on equivalent or more attractive terms than those under the Arrangement Agreement.

There can be no assurance that the TSX will accept the Arrangement.

Completion of the Arrangement is subject to the acceptance of the TSX. There can be no assurance that the Share Issuance Resolution will be approved by at least a majority of the Argonaut Shareholders, or that Argonaut will be able to satisfy the requirements under section 611(c) of the TSX Company Manual. See “General Proxy Information — Argonaut Shareholders — Approvals Under TSX Company Manual”. If such acceptance of the TSX is not obtained, there can be no guarantee of the successful completion of the Arrangement as a condition to the closing of the Arrangement is the acceptance of the TSX, subject to standard listing conditions.

The Arrangement Agreement may be terminated by Argonaut or Alio in certain circumstances.

Each of Argonaut and Alio has the right to terminate the Arrangement Agreement and not complete the Arrangement in certain circumstances. One such circumstance is the suspension or termination of Argonaut’s or Alio’s normal course business operations, as currently conducted, for a period of 45 days or more, whether as a result of an order to suspend, an inability to continue operations or for any other reason. The Mexican federal government has mandated that all non-essential businesses, including mining, temporarily suspend operations until April 30 due to the COVID-19 virus, which may cause Alio and/or Argonaut’s normal course business operations to be suspended or terminated. There can be no assurances that this mandate of the Mexican government will not be extended beyond April 30 or that similar restrictions will not be imposed by the governments of other jurisdictions in which Argonaut or Alio operate. In addition, there can be no assurances that the personnel of Argonaut and/or Alio will not be impacted by the COVID-19 virus in a manner that ultimately results in a suspension or termination of activities separate from any suspension or termination mandated by government entities in the jurisdictions in which Argonaut or Alio operate. As a result of any such suspension or termination for a period of 45 days or more, the Arrangement Agreement may be terminated. Accordingly, there is no certainty, nor can either Party provide any assurance, that the Arrangement Agreement will not be terminated by either Argonaut or Alio, as the case may be, before the completion of the Arrangement. See “The Arrangement Agreement — Termination”.

In addition, completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Alio and/or Argonaut. One such condition precedent is the sale by Alio of its ownership interests in Molimentales del Noroeste, S.A. de C.V., which sale requires the completion of the conditions precedent to, and the fulfilment of the covenants in respect of, such sale, unless otherwise waived by Argonaut. There is no certainty, nor can either Party provide any assurance, that these conditions will be satisfied or waived.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from proposing a significant business transaction with Alio.

Under the Arrangement Agreement, Alio would be required to pay a Termination Fee of US$2,000,000 to Argonaut in the event the Arrangement Agreement is terminated in certain circumstances. These termination payments may discourage other parties from attempting to propose a significant business transaction to Alio, even if a different transaction could provide better value than the Arrangement to the Alio Securityholders.

Potential payments to Alio Shareholders who exercise Dissent Rights could have an adverse effect on the Combined Company’s financial condition or prevent the completion of the Arrangement.

Alio Shareholders (except with respect to Alio Incentive Compensation Shares) have the right to exercise Dissent Rights and demand payment equal to the fair value of their Alio Shares in cash. If Dissent Rights are exercised in respect of a significant number of Alio Shares, a substantial cash payment may be required to be made to such Alio Shareholders, which could have an adverse effect on the Combined Company’s financial condition and cash resources. Further, Argonaut’s obligation to complete the Arrangement is conditional upon dissent rights not being exercised by Alio Shareholders holding more than 5% of the issued and outstanding Alio Shares. Accordingly, the Arrangement may not be completed if Alio Shareholders exercise Dissent Rights in respect of more than 5% of the issued and outstanding Alio Shares.

The unaudited pro forma consolidated financial statements of Argonaut are presented for illustrative purposes only and may not be an indication of Argonaut’s financial condition or results of operations following the Arrangement.

The unaudited pro forma consolidated financial statements contained in this Circular are presented for illustrative purposes only as of their respective dates and may not be an indication of the financial condition or results of operations of Argonaut following the Arrangement for several reasons. For example, the unaudited pro forma consolidated financial statements have been derived from the respective historical financial statements of Argonaut and Alio, and certain adjustments and assumptions made as of the dates indicated therein may not be relevant in regards to the Combined Company and other adjustments and assumptions have been made to give effect to the Arrangement and the other respective relevant transactions which may not, with the passage of time, turn out to be relevant or correct. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. See “Cautionary Statement Regarding Forward-Looking Statements”.

Other than publicly-available information, Argonaut and Alio have relied on information made available to it by the other Party.

Other than publicly-available information, all historical information relating to Alio and Argonaut presented in, or due to lack of information omitted from, this Circular, has been provided in exclusive reliance on the information made available by Argonaut and its representatives and Alio and its representatives. Although Argonaut and Alio have no reason to doubt the accuracy or completeness of the information provided by the other Party, any inaccuracy or omission in such information contained in this Circular could result in unanticipated liabilities or expenses, increase the cost of integrating the Combined Company or adversely affect the operational plans of the combined entities and its result of operations and financial condition.

If Alio is unable to complete the Arrangement or if completion of the Arrangement is delayed, there could be a material and adverse effect on Alio’s business, financial condition, operating results and/or the price of the Alio Shares.

If the Arrangement is not completed, the market price of the Alio Shares may decline and its business may suffer. In addition, Alio will remain liable for significant consulting, accounting and legal costs relating to the Arrangement and will not realize the anticipated synergies, growth opportunities and other benefits of the Arrangement. If the Arrangement is delayed, the achievement of these synergies and the realization of these growth opportunities could be delayed and may not be available to the same extent. If the Arrangement is not completed, Alio may be required to pay Argonaut the Termination Fee or the US$1,000,000 expense reimbursement payment.

If the Arrangement is not completed, it is expected that management will operate Alio in a manner similar to that in which it is being operated today and Alio Securityholders will continue to be subject to the same risks to which they are currently subject. Such risk factors are set forth and described in the Alio AIF. If the Arrangement is not completed and the Alio Board decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the aggregate consideration to be paid to the Alio Securityholders pursuant to the Arrangement.

While the Arrangement is pending, Alio is restricted from taking certain actions.

The Arrangement Agreement restricts Alio from taking certain specified actions until the Arrangement is completed without the consent of Argonaut. These restrictions may prevent Alio from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

Management time and attention diverted from the existing business of Alio.

Significant management time and attention has and will be diverted from the existing business of Alio in order to undertake the Arrangement, which could have an adverse impact on Alio.

Completion of the Arrangement is subject to the condition that a Material Adverse Effect has not occurred

The completion of the Arrangement is subject to the condition that, among other things, there shall not have occurred a Material Adverse Effect on or prior to the date of the Arrangement Agreement which is continuing as at the Effective Date. Although a Material Adverse Effect excludes certain events, including events in some cases that are beyond the control of Alio, there can be no assurance that a Material Adverse Effect will not occur prior to the Effective Time. If such a Material Adverse Effect occurs and Argonaut does not waive the same, the Arrangement would not proceed. See “The Arrangement Agreement — Conditions Precedent to the Arrangement”.

The completion of the Arrangement may be delayed due to health epidemics and other outbreaks of communicable diseases

In November of 2019, a novel strain of the coronavirus known as “COVID-19” emerged in Wuhan, China and has now spread to several other countries, including Canada, the U.S. and Mexico, and infections have been reported globally resulting in the declaration of a global pandemic by the World Health Organization in March 2019. The extent to which the coronavirus impacts the ability of Argonaut and Alio to obtain the necessary third party approvals, including the approval by the Court, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. Should future developments prevent the Arrangement from being completed by the Completion Deadline, such delay could result in the termination of the Arrangement Agreement (if the Completion Deadline is not mutually extended by Alio and Argonaut).

Each of Argonaut and Alio has the right to terminate the Arrangement Agreement and not complete the Arrangement in the event that either Argonaut’s or Alio’s normal course business operations, as currently conducted, are suspended or terminated, whether as a result of an order to suspend, an inability to continue operations or for any other reason, for a period of 45 days or more. The Mexican federal government has mandated that all non-essential businesses, including mining, temporarily suspend operations until April 30 due to the COVID-19 virus, which may cause Alio and/or Argonaut’s normal course business operations to be suspended or terminated. There can be no assurances that this mandate of the Mexican government will not be extended beyond April 30 and further, that similar restrictions will not be imposed by the governments of other jurisdictions in which Argonaut or Alio operate. In addition, there can be no assurances that the personnel of Argonaut and/or Alio will not be impacted by the COVID-19 virus in a manner that ultimately results in a suspension or termination of activities separate from any suspension or termination mandated by government entities in the jurisdictions in which Argonaut or Alio operate. As a result of any such suspension or termination for a period of 45 days or more, the Arrangement Agreement may be terminated.

Risk Factors Related to the Combined Company

Argonaut may be unable to successfully integrate the businesses of Argonaut and Alio and realize the anticipated benefits of the Arrangement.

Argonaut and Alio are proposing to complete the Arrangement to strengthen the position of each entity in the mining industry and to, among other things, combine the assets of both companies to realize certain benefits, including those set forth in this Circular under the heading “The Arrangement — Reasons for the Argonaut Board and Alio Board Recommendations”. Achieving the benefits of the Arrangement depends in part on the ability of the Combined Company to (i) effectively fund and develop the Combined Company’s key projects (ii) capitalize on its scale, (iii) realize the anticipated capital and operating synergies, (iv) profitably sequence the growth prospects of its asset base, (v) maximize the potential of its improved growth opportunities, and (vi) maximize capital funding opportunities. A variety of factors, including those risk factors set forth in this Circular and in the documents incorporated by reference herein, may adversely affect the ability of Argonaut and Alio to achieve the anticipated benefits of the Arrangement.

There are risks related to the integration of the existing businesses of Argonaut and Alio.

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Circular under the heading “The Arrangement — Reasons for the Argonaut Board and Alio Board Recommendations”, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities of the Combined Company following completion of the Arrangement, and from operational matters during this process.

The mineral resource and mineral reserve estimates on the properties of the Combined Company may not be realizable.

The figures for mineral reserves and mineral resources in respect of the properties in which Argonaut and Alio hold interests are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. Actual mineral reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond Argonaut, Alio and the Combined Company’s control.

The Combined Company will face competition for mineral interest acquisitions and the mining industry is competitive in all stages.

The mining industry is intensely competitive in all of its phases and the Combined Company will compete with many companies possessing greater financial and technical resources than the Combined Company. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding the exploration, development, construction and operation of such properties. Many competitors not only explore for and mine precious metals but conduct refining and marketing operations on a global basis. Such competition may result in the Combined Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Combined Company’s prospects for mineral exploration and success in the future. Higher gold prices may encourage increases in mining exploration, development and construction activities, which may result in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, or at all, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays or both.

The issuance of a significant number of Argonaut Shares and Replacement Argonaut Options could adversely affect the market price of Argonaut Shares.

If the Arrangement is completed, a significant number of additional Argonaut Shares will be issued, or reserved for issuance, and will become available for trading in the public market. The increase in the number of Argonaut Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Argonaut Shares.

Following completion of the Arrangement, Former Alio Shareholders will have the ability to significantly influence certain corporate actions of Argonaut

Immediately following the completion of the Arrangement, Former Alio Shareholders are expected to own approximately 24% of the Argonaut Shares on an undiluted basis, based on the number of Argonaut Shares and Alio Shares outstanding as of the date of this Circular and assuming that (i) there are no Dissenting Alio Shareholders, (ii) Argonaut holds no Alio Shares at the Effective Time, (iii) no Alio Options are exercised prior to the Effective Time, (iv) no Alio Warrants are exercised prior to the Effective Time and (v) no Alio PSUs, Alio RSUs or Alio DSUs vest prior to the Effective Time. If all Alio Options are exercised prior to the Effective Time, all Alio PSUs, Alio RSUs and Alio DSUs vest prior to the Effective Time, and all Alio Warrants are exercised prior to the Effective Time, immediately following the completion of the Arrangement, Former Alio Shareholders would own approximately 26% of the Argonaut Shares, based on the number of Argonaut Shares and Alio Shares outstanding as of the date of this Circular and assuming that (i) there are no Dissenting Alio Shareholders and (ii) Argonaut holds no Alio Shares at the Effective Time.

Former Alio Shareholders (other than any Dissenting Alio Shareholders) will be in a position to exercise significant influence over all matters requiring shareholder approval, including the election of directors, determination of significant corporate actions, amendments to Argonaut’s articles of incorporation and the approval of any business combinations, mergers or takeover attempts, in a manner that could conflict with the interests of other shareholders. Although there are no agreements or understandings between the Alio Shareholders of which Argonaut or Alio is aware as to voting, if they voted in concert, then they would exert significant influence over the Combined Company.

The operations of the resulting Combined Company will be dependent on the market price of mineral commodities.

The profitability of the Combined Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices, including the price of gold, fluctuate widely and are affected by numerous factors beyond the control of the Combined Company. One such factor is COVID-19, which has caused significant fluctuations of the market price and volatility of commodities. The level of interest rates, the rate of inflation, the world supply and liquidity of mineral commodities and the stability of exchange and future rates can also all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and on-going political developments. The price of mineral commodities, including the price of gold, has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Combined Company’s business, financial condition and results of operations.

Argonaut and Alio, and the resulting Combined Company, will face risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions.

A pandemic virus outbreak, such as COVID-19, could lead to disruptions in many aspects of the Combined Company’s business operations resulting from government policies restricting mobility, assembly, or contact to, employees and suppliers across the global supply chain. Such policies may include the closures of mines and processing facilities, warehouses and logistics supply chains. A pandemic virus outbreak could also lead to disruptions in business operations resulting from travel restrictions and impacts uncertainty regarding the duration, and the financial and social extent of the virus and policy responses to the virus. For example, the Mexican federal government has mandated that all non-essential businesses, including mining, temporary suspend operations until April 30 due to the COVID-19 virus.

The Combined Company’s business could be adversely impacted by the effects of the coronavirus or other epidemics. The extent to which the COVID-19 impacts the Combined Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of the coronavirus globally could materially and adversely impact the Combined Company’s business including without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, restrictions to drill programs and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Combined Company’s control, which may have a material and adverse effect on its business, financial condition and results of operations.

There can be no assurance that the Combined Company’s personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, a significant outbreak of coronavirus could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and the Combined Company’s future prospects.

The Combined Company may not realize the benefits of its growth projects.

As part of its strategy, the Combined Company will continue its efforts to develop new mineral projects and will have an expanded portfolio of such projects as a result of the integration of Alio and the Ana Paula Project. A number of risks and uncertainties are associated with the exploration and development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects are based on certain assumptions and are inherently subject to significant uncertainties. It is likely that actual results of the Combined Company’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favourable than current estimates, the Combined Company’s business, results of operations, financial condition and liquidity could be adversely impacted.

Risk Factors Related to the Operations of Argonaut

Whether or not the Arrangement is completed, Argonaut will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in the annual audited consolidated financial statements of Argonaut and the notes thereto for each of the years ended December 31, 2019 and 2018, and in the Argonaut AIF (starting on page 35), both of which are incorporated by reference into this Circular and have been filed on SEDAR (www.sedar.com) under Argonaut’s issuer profile, and in Schedule “J” — “Information Concerning Argonaut” to this Circular. Upon request, an Argonaut Shareholder will be provided with a copy of such documents free of charge.

Risk Factors Related to the Operations of Alio

Whether or not the Arrangement is completed, Alio will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in the Alio AIF, which is incorporated by reference into this Circular and has been filed on SEDAR (www.sedar.com) under Alio’s issuer profile. Upon request, an Alio Shareholder will be provided with a copy of such documents free of charge.

COMPARISON OF SHAREHOLDER RIGHTS

The rights of Alio Shareholders are currently governed by the BCBCA and by Alio’s articles and notice of articles. If the Arrangement is completed, Former Alio Shareholders will hold Argonaut Shares, a company incorporated under, and governed by, the laws of Ontario. Accordingly, the Argonaut Shares issued to Former Alio Shareholders will be governed by the OBCA and Argonaut’s by-laws and articles. Although the rights and privileges of shareholders under the OBCA are in many instances comparable to those under the BCBCA, there are several differences. See Schedule “N” — “Comparison of Shareholder Rights under the OBCA and the BCBCA” to this Circular for a comparison of these rights. This summary is not intended to be exhaustive and Alio Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on such Alio Shareholders’ rights.

RESCISSION RIGHTS

Securities legislation in the provinces and territories of Canada provides security holders of Alio with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

INFORMATION CONCERNING ARGONAUT

Information concerning Argonaut is set out in Schedule “J” — “Information Concerning Argonaut” to this Circular.

INFORMATION CONCERNING ALIO

Information concerning Alio is set out in Schedule “K” — “Information Concerning Alio” to this Circular.

INFORMATION CONCERNING THE COMBINED COMPANY

Information concerning the Combined Company (assuming the completion of the Arrangement) is set out in Schedule “L” — “Information Concerning the Combined Company” to this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of Argonaut, after reasonable enquiry, other than as disclosed herein, no informed person of Argonaut, or any associate or affiliate of any informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Argonaut since the commencement of Argonaut’s most recently completed fiscal year.

To the knowledge of Alio, after reasonable enquiry, other than as disclosed herein, no informed person of Alio, or any associate or affiliate of any informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Alio since the commencement of Alio’s most recently completed fiscal year.

MANAGEMENT CONTRACTS

No management functions of Argonaut or any subsidiaries are performed to any substantial degree by a person other than the directors or officers of Argonaut. No management functions of Alio or any subsidiary are performed to any substantial degree by a person other than the directors or officers of Alio.

AUDITORS

Argonaut’s auditors are PricewaterhouseCoopers LLP, PwC Tower, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada, V6C 3S7. PricewaterhouseCoopers LLP has been the auditor of Argonaut since December 30, 2009.

Alio’s auditors are Deloitte LLP, 885 W. Georgia Street, Suite 1500, British Columbia, Canada, V6C 3E8. Deloitte LLP has been the auditor of Alio since January 2008.

LEGAL MATTERS

Certain Canadian legal matters in connection with the Arrangement as they pertain to Argonaut will be passed upon by Bennett Jones LLP. As of the date of this Circular, the partners and associates of Bennett Jones LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Argonaut Shares or shares of any of Argonaut’s associates or affiliates.

See Schedule “J” — “Information Concerning Argonaut”.

Certain Canadian legal matters in connection with the Arrangement as they pertain to Alio will be passed upon by Blake, Cassels & Graydon LLP. As of the date of this Circular, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Alio Shares or shares of any of Alio’s associates or affiliates.

See Schedule “K” — “Information Concerning Alio”.

ADDITIONAL INFORMATION

Additional information relating to Argonaut is available on SEDAR (www.sedar.com) under Argonaut’s issuer profile. Argonaut Shareholders may contact Argonaut at 416-915-3107 to request copies of Argonaut’s financial statements and management’s discussion and analysis. Financial information is provided in Argonaut’s financial statements and management’s discussion and analysis for its most recently completed financial year, which are filed on SEDAR (www.sedar.com) under Argonaut’s issuer profile.

Additional information relating to Alio is available on SEDAR (www.sedar.com) under Alio’ issuer profile. Alio Securityholders may contact Alio at 604-682-4002, to request copies of Alio’ financial statements and management’s discussion and analysis. Financial information is provided in Alio’s financial statements and management’s discussion and analysis for its most recently completed financial year, which are incorporated by reference into this Circular.

OTHER MATTERS

Management of Argonaut and Alio are not aware of any other matter to come before the Argonaut Meeting or the Alio Meeting other than as set forth in the Argonaut Notice of Meeting and the Alio Notice of Meeting. If any other matter properly comes before the Argonaut Meeting, it is the intention of the persons named in the enclosed Argonaut Proxy to vote the shares represented thereby in accordance with their best judgment on such matter. If any other matter properly comes before the Alio Meeting, it is the intention of the persons named in the enclosed Alio Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ARGONAUT BOARD APPROVAL

The contents and the sending of the Argonaut Notice of Meeting and this Circular have been approved by the Argonaut Board.

ON BEHALF OF THE BOARD OF DIRECTORS OF ARGONAUT GOLD INC.

“James E. Kofman”	“Peter C. Dougherty”
James E. Kofman	Peter C. Dougherty
Chairman of the Board of Directors	Director, President and Chief Executive Officer
April 17, 2020	April 17, 2020

ALIO BOARD APPROVAL

The contents and the sending of the Alio Notice of Meeting and this Circular have been approved by the Alio Board.

ON BEHALF OF THE BOARD OF DIRECTORS OF ALIO GOLD INC.

“Mark Backens”

Mark Backens
Chief Executive Officer, President and Director
April 20, 2020

GLOSSARY OF TERMS

In this Circular and the summary, the following capitalized words and terms shall have the following meanings:

“Acquisition Proposal” means other than the transactions contemplated by the Arrangement Agreement and in respect of a Party, any bona fide proposal or offer, or public announcement of an intention to make a proposal or offer, to a Party or its securityholders, made by any Person or group of Persons “acting jointly and in concert” (within the meaning of National Instrument 62-104) for: (a) a merger, reorganization, amalgamation, share exchange, consolidation, business combination, arrangement, recapitalization, dissolution, liquidation or similar transaction involving the Party, (b) the direct or indirect acquisition by any Person (including by any asset acquisition, joint venture or similar transaction) of more than twenty percent (20%) of the value of the assets of such Party and its Subsidiaries, on a consolidated basis; (c) the direct or indirect acquisition by any Person of more than twenty percent (20%) of the voting power of the outstanding equity securities of such Party (or securities convertible into or exercisable for such equity securities), including any takeover bid, tender offer or exchange offer that, if consummated, would result in any Person beneficially owning equity securities of such Party with twenty percent (20%) or more of the voting power of the outstanding equity securities of such Party; (d) any arrangement whereby effective operating control of a Party is granted to another Person; or (e) any combination of the foregoing, in each case of subclauses (a) through (d) whether in a single transaction or a series of related transactions, but, notwithstanding the foregoing, shall not include any proposal or offer, or public announcement of an intention to make a proposal or offer, with respect to the direct or indirect acquisition by any Person of Molimentales del Noroeste, S.A. de C.V. or Minera Aurea, S.A. de C.V.

“active commodities business exclusion” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders — U.S. Federal Income Tax Considerations Relating to the Argonaut Shares — Passive Foreign Investment Company Rules”.

“affiliate” has the meaning ascribed to such term in the Securities Act, unless stated otherwise.

“Alio” means Alio Gold Inc., a corporation existing under the BCBCA, and all successors thereto.

“Alio AIF” means the annual information form of Alio dated March 30, 2020 for the fiscal year ended December 31, 2019, which may be viewed on SEDAR (www.sedar.com) under Alio’s issuer profile.

“Alio Annual Resolutions” has the meaning ascribed to such term in the Notice of Annual and Special Meeting of Alio accompanying this Circular under the heading “Summary of Circular — Purpose of the Alio Meeting”.

“Alio Board” means the Alio Board, as the same is constituted from time to time.

“Alio Change in Recommendation” has the meaning ascribed to such term in the Arrangement Agreement.

“Alio Departing Employees” has the meaning ascribed to such term in the Arrangement Agreement.

“Alio Disclosure Letter” means the letter dated March 30, 2020 and delivered by Alio to Argonaut in the form accepted by and initialed on behalf of Argonaut with respect to certain matters in the Arrangement Agreement.

“Alio DSU Cash Consideration” means, in respect of each Alio DSU, an amount of cash equal to fifty percent of the Valuation Date Value of such Alio DSU.

“Alio DSU Holder” means a holder of Alio DSUs.

“Alio DSU Plan” means the deferred share unit plan of Alio dated effective September 12, 2017 and most recently approved by Alio Shareholders on June 27, 2019.

“Alio DSUs” means the outstanding deferred share units issued pursuant to the Alio DSU Plan.

“Alio DSU Share Consideration” means, in respect of each Alio DSU, the number of Alio Incentive Compensation Shares having a value equal to fifty percent of the Valuation Date Value of such Alio DSU.

“Alio Executives” has the meaning ascribed to such term in this Circular under the heading “Securities Law Matters — Canadian Securities Laws — Multilateral Instrument 61-101”.

“Alio Incentive Compensation Shares” means Alio Shares issued at a price per Alio Share equal to the greater of: (i) the 10 day volume-weighted average price of the Alio Shares on the TSX for the 10 consecutive trading day period ending on the trading day which is 10 Business Days prior to the Effective Date, and (ii) the lowest price permitted by the TSX.

“Alio Meeting” means the annual and special meeting, including any adjournments or postponements thereof, of the Alio Shareholders and the Alio Securityholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement Resolution.

“Alio Notice of Meeting” has the meaning ascribed to such term in this Circular under the heading “Joint Management Information Circular”.

“Alio Option In-The-Money Amount” means, in respect of any Alio Option, the amount, if any, by which the total fair market value (determined immediately prior to the Effective Time) of the Alio Shares that a holder is entitled to acquire on exercise of such Alio Option immediately prior to the Effective Time exceeds the amount payable to acquire such shares.

“Alio Optionholders” means the holders of Alio Options and “Alio Optionholder” means any one of them.

“Alio Options” means options to purchase Alio Shares outstanding immediately prior to the Effective Time and issued pursuant to the Alio Stock Option Plan.

“Alio Properties” has the meaning ascribed to such term in the Arrangement Agreement.

“Alio Proxy” means the form of proxy (on yellow paper) delivered to Alio Shareholders.

“Alio Proxy Solicitation Agent” means Laurel Hill Advisory Group.

“Alio PRSU Plan” means the 2017 Performance and Restricted Share Unit Plan of Alio dated effective September 12, 2017 and most recently approved by Alio Shareholders on Jun 27, 2019.

“Alio PSU Cash Consideration” means, in respect of each Alio PSU, an amount of cash equal to fifty percent of the Valuation Date Value of such Alio PSU.

“Alio PSU Holder” means a holder of Alio PSUs.

“Alio PSU Share Consideration” means, in respect of each Alio PSU, the number of Alio Incentive Compensation Shares having a value equal to fifty percent of the Valuation Date Value of such Alio PSU.

“Alio PSUs” means the outstanding preferred share units granted under the Alio PRSU Plan.

“Alio Record Date” means April 14, 2020.

“Alio Retained Employees” has the meaning ascribed to such term in the Arrangement Agreement.

“Alio RSU Cash Consideration” means, in respect of each Alio RSU, an amount of cash equal to fifty percent of the Valuation Date Value of such Alio RSU.

“Alio RSU Holder” means a holder of Alio RSUs.

“Alio RSU Share Consideration” means, in respect of each Alio RSU, the number of Alio Incentive Compensation Shares having a value equal to fifty percent of the Valuation Date Value of such Alio RSU.

“Alio RSUs” means the outstanding restricted share units granted under the Alio PRSU Plan.

“Alio Securityholder Approval” means the requisite approval for the Arrangement Resolution, being 66 2/3% of the votes cast on the Arrangement Resolution by the Alio Securityholders, present online or represented by proxy and entitled to vote at the Alio Meeting.

“Alio Securityholders” means, collectively, the Alio Shareholders, the Alio Optionholders, the Alio DSU Holders, the Alio RSU Holders and the Alio PSU Holders.

“Alio Shareholder Approval” means the requisite approval for the Arrangement Resolution, being 66 2/3% of the votes cast on the Arrangement Resolution by the Alio Shareholders, present online or represented by proxy and entitled to vote at the Alio Meeting.

“Alio Shareholders” means the holders of Alio Shares and “Alio Shareholder” means any one of them.

“Alio Share Entitlement” means the Alio PSUs, the Alio RSUs and the Alio DSUs that are outstanding immediately prior to the effective time of the Arrangement.

“Alio Shares” means the common shares in the capital of Alio.

“Alio Stock Option Plan” means the stock option plan of Alio as approved by the Alio Shareholders.

“Alio Subject Securities” has the meaning ascribed to such term in this Circular under the heading “The Voting Support Agreements — Alio Voting Support Agreements”.

“Alio Subsidiaries” means the direct and indirect subsidiaries of Alio, which are: (i) Alio Gold (US) Inc.; (ii) Rye Patch Mining U.S. Inc.; (iii) Rye Patch Gold US Inc.; (iv) RP Dirt Inc.; (v) Standard Gold Mining, Inc.; (vi) Florida Canyon Mining, Inc.; (vii) Timmins Goldcorp Mexico S.A. de C.V; (viii) Aurea Mining Inc.; (ix) Molimentales del Noroeste, S.A. de C.V.; and (x) Minera Aurea, S.A. de C.V., and “Alio Subsidiary” means any of them, provided that in the event that, prior to the Effective Time, Alio is no longer the beneficial owner of the shares of Molimentales del Noroeste, S.A. de C.V. and/or Minera Aurea, S.A. de C.V., references to Alio Subsidiaries and Alio Subsidiary shall not include Molimentales del Noroeste, S.A. de C.V. and/or Minera Aurea, S.A. de C.V., as applicable.

“Alio Transfer Agent” means Computershare Trust Company of Canada.

“Alio Voting Support Agreements” means the voting support agreements (including all amendments thereto) between Argonaut and the Supporting Alio Shareholders setting forth the terms and conditions upon which, among other things, the Supporting Alio Shareholders have agreed to vote their Alio Shares in favour of the Arrangement Resolution.

“Alio Warrantholders” means, at and following the Effective Time, the holders of Alio Warrants.

“Alio Warrants” means warrants exercisable into Alio Shares outstanding immediately prior to the Effective Time.

“allowable capital loss” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”.

“Ana Paula Project” means the Ana Paula project located in the state of Guerrero, Mexico, held by Alio indirectly through Minera Aurea, S.A. de C.V.

“Argonaut” means Argonaut Gold Inc.

“Argonaut AIF” means the annual information form of Argonaut dated March 25, 2020 for the fiscal year ended December 31, 2019, which may be viewed on SEDAR (www.sedar.com) under Argonaut’s issuer profile.

“Argonaut Annual Resolutions” has the meaning ascribed to such term in the Notice of Annual and Special Meeting of Argonaut accompanying this Circular under the heading “Summary of Circular — Purpose of the Alio Meeting”.

“Argonaut Board” means the Argonaut Board, as the same is constituted from time to time.

“Argonaut Disclosure Letter” means the letter dated March 30, 2020 delivered by Argonaut to Alio in the form accepted by and initialed on behalf of Alio with respect to certain matters in the Arrangement Agreement.

“Argonaut Management Proxyholders” has the meaning ascribed to such term in this Circular under the heading “General Proxy Information — Argonaut Shareholders — Argonaut Shareholders Entitled to Vote”.

“Argonaut Meeting” means the annual and special meeting, including any adjournments or postponements thereof, of the Argonaut Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Share Issuance Resolution.

“Argonaut NOBOs” has the meaning ascribed to such term in this Circular under the heading “Argonaut Shareholders — Questions and Answers About the Arrangement - Am I a Non-Registered Argonaut Shareholder (also commonly referred to as a beneficial shareholder) and how do I vote?”

“Argonaut Notice of Meeting” has the meaning ascribed to such term in this Circular under the heading “Joint Management Information Circular”.

“Argonaut OBOs” has the meaning ascribed to such term in this Circular under the heading “Argonaut Shareholders — Questions and Answers About the Arrangement - Am I a Non-Registered Argonaut Shareholder (also commonly referred to as a beneficial shareholder) and how do I vote?”

“Argonaut Options” means the outstanding options to purchase Argonaut Shares granted under the Argonaut Share Incentive Plan.

“Argonaut Properties” has the meaning ascribed to such term in the Arrangement Agreement.

“Argonaut Proxy” means the form of proxy delivered to Argonaut Shareholders.

“Argonaut Proxy Solicitation Agent” means Gryphon Advisors Inc.

“Argonaut PSU” means the outstanding performance share units issued pursuant to the Argonaut Share Incentive Plan.

“Argonaut Record Date” means March 30, 2020.

“Argonaut RSU” means the outstanding restricted share units issued pursuant to the Argonaut Share Incentive Plan.

“Argonaut Securities” means Argonaut Shares and Argonaut replacement options.

“Argonaut Share Incentive Plan” means the share incentive plan of Argonaut, amended and restated as of March 22, 2018 and last approved by Argonaut Shareholders on May 1, 2018.

“Argonaut Shareholder Approval” means, in respect of the Share Issuance Resolution, approval by at least a majority of the votes cast on the Share Issuance Resolution by the Argonaut Shareholders present online or represented by proxy and entitled to vote at the Argonaut Meeting.

“Argonaut Shareholders” means the holders of Argonaut Shares and “Argonaut Shareholder” means any one of them.

“Argonaut Shares” means common shares in the capital of Argonaut.

“Argonaut Subject Securities” has the meaning ascribed to such term in this Circular under the heading “The Voting Support Agreements — Argonaut Voting Support Agreements”.

“Argonaut Subsidiaries” means, collectively, collectively, the direct and indirect subsidiaries of Argonaut, which are: (i) Prodigy Gold Inc.; (ii) Castle Gold Corporation; (iii) Minera Real del Oro, S.A. de C.V.; (iv) Pediment Gold Corp.; (v) Compania Minera Pitalla S.A. de C.V.; (vi) Minexson, S.A. de C.V.; (vii) Megashear Mining-Exploration, S.A. de C.V.; (viii) Minera Sud California, S.A. de C.V.; (ix) Argonaut Gold (U.S.) Inc.; (x) San Anton Resource Corporation; (xi) Kings-San Anton S.A. de C.V.; (xii) San Anton de las Minas S.A. de C.V.; (xiii) San Anton del Oro S.A. de C.V.; and (xiv) Castle Gold Services, S.A. de C.V., and “Argonaut Subsidiary” means any of them.

“Argonaut Transfer Agent” means Computershare Trust Company of Canada.

“Argonaut Voting Support Agreements” means the voting support agreements (including all amendments thereto) between Alio and the Supporting Argonaut Shareholders, setting forth the terms and conditions upon which, among other things, the Supporting Argonaut Shareholders have agreed to vote their Argonaut Shares in favour of the Share Issuance Resolution.

“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court in the Final Order.

“Arrangement Agreement” means the arrangement agreement dated March 30, 2020 between Argonaut and Alio including all schedules attached thereto, together with the Argonaut Disclosure Letter and the Alio Disclosure Letter, and as the same may be further amended, supplemented or otherwise modified from time to time in accordance with the terms thereof, the full text of which may be viewed on SEDAR (www.sedar.com) under Argonaut’s and Alio’s issuer profiles, respectively.

“Arrangement Consideration” means 0.67 of an Argonaut Share for each Alio Share.

“Arrangement Resolution” means the special resolution of the Alio Shareholders and the Alio Securityholders voting at the Alio Meeting, online or by proxy, approving the Arrangement, the Plan of Arrangement and the Arrangement Agreement, substantially in the form set out in Schedule “B” — “Resolutions to be Approved at the Alio Meeting” to this Circular.

“As-Converted Basis” means (i) in respect of Alio Options, on the basis of one Alio Share for each Alio Option, (ii) in respect of Alio RSUs, on the basis of one Alio Share for each Alio RSU, (iii) in respect of Alio PSUs, on the basis of one Alio Share for each Alio PSU and (iv) in respect of Alio DSUs, on the basis of one Alio Share for each Alio DSU.

“associate” has the meaning ascribed to such term in the Securities Act, unless stated otherwise.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder.

“Broadridge” means Broadridge Investor Communications Corporation in Canada and its counterpart in the United States.

“business combination” has the meaning ascribed to such term in MI 61-101.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario, Canada or Vancouver, British Columbia, Canada.

“Canada—US Tax Treaty” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Dividends on Argonaut Shares”.

“Canadian Securities Laws” means applicable Canadian provincial and territorial Securities Laws.

“CDS” means CDS Clearing and Depositary Services Inc. or its nominee, which at the date hereof is CDS & Co.

“Cerro del Gallo Project” means the Cerro del Gallo deposit, located in the state of Guanajuato in central Mexico, approximately 30 kilometres west of the Guanajuato International Airport and 55 kilometres west of the city of Leon and indirectly owned by Argonaut through its subsidiary Las Minas S.A. de C.V. (San Antón).

“Change of Control Period” has the meaning ascribed to such term in this Circular under the heading “Securities Law Matters — Multilateral Instrument 61-101 — Non-Solicitation”.

“CIM” has the meaning ascribed to such term in this Circular under the heading “Note To U.S. Securityholders”.

“Circular” means this joint management information circular for the Argonaut Meeting and the Alio Meeting, including all schedules hereto, and all amendments and supplements hereto.

“Code” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders”.

“Combined Company” means Argonaut and all of its subsidiaries (including Alio) immediately following the completion of the Arrangement.

“Commissioner of Competition (Canada)” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, or his or her designee.

“Competition Act” means the Competition Act (Canada) R.S.C. 1985, c. C-34, and the regulations thereunder, all as amended from time to time.

“Completion Deadline” means the date by which the transactions contemplated by the Arrangement Agreement are to be completed, which date shall be prior to July 15, 2020, or such later date as may be agreed to by the Parties.

“Controlling Individual” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations — Holders Resident in Canada — Eligibility for Investment”.

“Convention” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders”.

“Court” means the Supreme Court of British Columbia.

“CRA” means the Canada Revenue Agency.

“Depositary” means Computershare Investor Services Inc., appointed for the purpose of, among other things, exchanging certificates representing Alio Shares for certificates representing Argonaut Shares in connection with the Arrangement.

“Dissent Procedures” means the procedures to be taken by an Alio Shareholder in exercising its Dissent Rights.

“Dissent Rights” means the right to dissent to the Arrangement provided under section 237 to 247 of the BCBCA, as set out in Schedule “I” — “Business Corporations Act (British Columbia) — Sections 237 to 247” to this Circular, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court.

“Dissent Shares” means the Alio Shares held by Dissenting Alio Shareholders in respect of which such Dissenting Alio Shareholders have duly and validly exercised Dissent Rights in accordance with the dissent procedures in the Interim Order.

“Dissenting Alio Shareholders” means Registered Alio Shareholders who have duly and validly exercised their Dissent Rights in strict compliance with the Dissent Procedures and whose Dissent Rights have not terminated.

“Dissenting Non-Resident Holder” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Dissenting Non-Resident Holders”.

“Dissenting Resident Holder” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations — Holders Resident in Canada — Dissenting Resident Holders”.

“D&O Insurance” has the meaning ascribed to such term in this Circular under the heading “Interest of Directors and Officers of Alio in the Arrangement — Continuing Insurance Coverage for Directors and Executive Officers of Alio”.

“Effective Date” means the date Argonaut and Alio agree to in writing, each acting reasonably, as the effective date of the Arrangement, which date shall be after all of the conditions precedent to the completion of the Arrangement Agreement and the Final Order have been satisfied or waived.

“Effective Time” means 12:01 a.m. (Pacific time) on the Effective Date, or such other time as the Parties may, prior to the Effective Date, agree to in writing.

“El Castillo Complex” means complex comprised of the El Castillo gold mine and San Agustin gold and silver mine located in the State of Durango, Mexico and indirectly owned by Argonaut through its subsidiary Minera Real del Oro, S.A.de C.V.

“Excess Distribution” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders — U.S. Federal Income Tax Considerations Relating to the Argonaut Shares — Passive Foreign Investment Company Rules”.

“Exchange Ratio” means 0.67.

“Final Order” means the order of the Court pursuant to section 291(4) of the BCBCA approving the Arrangement, in a form acceptable to both Alio and Argonaut, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement to Alio Securityholders, approving the Arrangement as such order may be amended at any time prior to the Effective Date (with the consent of both Alio and Argonaut, each acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Final Proscription Date” has the meaning ascribed to such term in this Circular under the heading “Procedure for Exchange of Alio Shares — Cancellation of Rights after Six Years”.

“Florida Canyon Mine” means Florida Canyon mine, located in Nevada, United States and owned by Alio indirectly through its subsidiary, Florida Canyon Mining, Inc.

“Former Alio DSU Holders” means, at and following the Effective Time, the holders of Alio DSUs immediately prior to the Effective Time.

“Former Alio Optionholders” means, at and following the Effective Time, the holders of Alio Options immediately prior to the Effective Time.

“Former Alio PSU Holders” means, at and following the Effective Time, the holders of Alio PSUs immediately prior to the Effective Time.

“Former Alio RSU Holders” means, at and following the Effective Time, the holders of Alio RSUs immediately prior to the Effective Time.

“Former Alio Shareholders” means, at and following the Effective Time, the holders of Alio Shares (including any Alio Incentive Compensation Shares issued to former Alio PSU Holders, Former Alio RSU Holders and Former Alio DSU Holders) immediately prior to the Effective Time other than Dissenting Alio Shareholders.

“forward-looking statements” has the meaning ascribed to such term in this Circular under the heading “Joint Management Information Circular — Cautionary Statement Regarding Forward Looking Statements”.

“Governmental Entity” means (i) any applicable multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Holder” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations”.

“IFRS” means International Financial Reporting Standards adopted by the International Accounting Standards Board, as updated and amended from time to time.

“Interim Order” means the order made after the application to the Court pursuant to section 291(2) of the BCBCA, after being informed of the intention to rely upon the exemption from registration under section 3(a)(10) of the U.S. Securities Act with respect to the Argonaut Securities to be issued pursuant to the Arrangement, in a form acceptable to both Alio and Argonaut, each acting reasonably, providing for, amongst other things, the calling and holding of the Alio Meeting, as such order may be amended by the Court.

“intermediary” has the meaning ascribed to such term in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer.

“IRS” means the U.S. Internal Revenue Service.

“La Colorada Mine” means the La Colorada gold-silver mine property is located approximately 40 km southeast of Hermosillo, Sonora State, Mexico and indirectly owned by Argonaut through its subsidiary Compañía Minera Pitalla S.A. de C.V. (Minera Pitalla).

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity.

“Letter of Transmittal” means a letter of transmittal, a form of which accompanies this Circular, to be completed by Registered Alio Shareholders, Alio DSU Holders, Alio PSU Holders and Alio RSU Holders in connection with the Arrangement.

“LOI” has the meaning ascribed to such term in this Circular under the heading “The Arrangement — Background to the Arrangement”.

“Magino Project” means the Magino mine property located 40 kilometres northeast of Wawa, Ontario, Canada approximately 14 kilometres southeast of the town of Dubreuilville and owned by Argonaut.

“Manual” means the Toronto Stock Exchange Company Manual.

“Material Adverse Change” means, in respect of any Person, any one or more changes, events or occurrences, either individually or in the aggregate, which is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, production, assets, capital, property, obligations (whether absolute, accrued, conditional or otherwise), liabilities or financial condition of that Person and its Subsidiaries, taken as a whole, other than any change, event, occurrence or effect: (i) affecting the worldwide gold mining industry in general; (ii) in or relating to general political, economic, financial or capital market conditions generally (including any reduction in market indices); (iii) in or relating to, IFRS or regulatory accounting requirements; (iv) in or relating to any change in Laws or any interpretation, application or non-application thereof by any Governmental Entity; (v) relating to change in the market trading price of shares of such Person arising from the announcement of the execution of the Arrangement Agreement or the transactions contemplated hereby or any change event or occurrence excluded from this definition under other prongs; (vi) relating to the COVID-19 pandemic or (vii) resulting from changes in the price of gold, provided, however, that such effect referred to in clause (i) to (iv) and (vii) above does not have a disproportionate effect on that Person and its Subsidiaries (taken as a whole) compared to other companies of similar size operating in the mining industry.

“Material Adverse Effect” means, in respect of any Person, an effect which would constitute a Material Adverse Change.

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions.

“New Alio Directors and Officers” means Peter C. Dougherty, as director and president and Dave Ponczoch, as director and secretary.

“NI 45-102” means National Instrument 45-102 — Resale of Securities.

“NOBO” has the meaning ascribed to such term in this Circular under the heading “General Proxy Information — Alio Shareholders — Non-Registered Alio Shareholders”.

“Non-Registered Alio Shareholder” means a non-registered holder of Alio Shares.

“Non-Registered Argonaut Shareholder” means a non-registered holder of Argonaut Shares.

“Non-Resident Holder” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”.

“Notice of Dissent” means the right to dissent to the Arrangement provided under section 237 to 247 of the BCBCA, as set out in Schedule “I” — “Business Corporations Act (British Columbia) — Sections 237 to 247” to this Circular, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court.

“Notice of Hearing of Petition” means the notice of hearing of petition in respect of the Arrangement, a copy of which is attached as Schedule “G” — “Notice of Hearing of Petition” to this Circular.

“Notice to Proceed” has the meaning ascribed to such term in this Circular under the heading “The Arrangement — Dissent Rights — Sections 237 to 247 of the BCBCA”.

“NYSE American” means the NYSE American LLC stock exchange.

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder.

“OBOs” has the meaning ascribed to such term in this Circular under the heading “General Proxy Information — Alio Shareholders — Non-Registered Alio Shareholders”.

“Parties” means Argonaut and Alio and “Party” means any of them.

“Person” means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status.

“PFIC” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders — U.S. Federal Income Tax Considerations Relating to the Arrangement — Exchange of Alio Shares for Argonaut Shares in the Arrangement”.

“Plan of Arrangement” means the plan of arrangement in respect of the Arrangement attached as Schedule “C” — “Plan of Arrangement” to this Circular, and any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court.

“Proposed PFIC Regulations” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders — U.S. Federal Income Tax Considerations Relating to the Arrangement — Application of the Passive Foreign Investment Company Rules to the Arrangement”.

“QEF” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders — U.S. Federal Income Tax Considerations Relating to the Argonaut Shares — Passive Foreign Investment Company Rules”.

“QEF election” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders — U.S. Federal Income Tax Considerations Relating to the Argonaut Shares— Passive Foreign Investment Company Rules”.

“RBC Capital Markets” means RBC Dominion Securities Inc., a member company of RBC Capital Markets.

“RBC Capital Markets Fairness Opinion” means the oral fairness opinion of RBC Capital Markets provided to the Alio Board on March 27, 2020.

“Representatives” has the meaning ascribed to such term in this Circular under the heading “The Arrangement Agreement — Non-Solicitation”.

“Response Period” has the meaning ascribed to such term in this Circular under the heading “The Arrangement Agreement — Right to Match”.

“Response to Petition” has the meaning ascribed to such term in this Circular under the heading “The Arrangement — Securityholder and Court Approvals — Court Approval of the Arrangement”.

“Registered Alio Shareholder” means a registered holder of Alio Shares as recorded in the shareholder register of Alio maintained by Computershare Trust Company of Canada.

“Registered Argonaut Shareholder” means a registered holder of Argonaut Shares as recorded in the shareholder register of Argonaut maintained by Computershare Trust Company of Canada.

“Registered Plans” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations — Holders Resident in Canada — Eligibility for Investment”.

“Regulations” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations”.

“Replacement Argonaut Option” has the meaning ascribed to such term in the Plan of Arrangement.

“Replacement Argonaut Option In-The-Money Amount” in respect of any Replacement Argonaut Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the

Argonaut Shares that a holder is entitled to acquire on exercise of the Replacement Argonaut Option from and after the Effective Time exceeds the amount payable to acquire such shares.

“Resident Holder” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations — Holders Resident in Canada”.

“Scotia Fairness Opinion” means the fairness opinion of Scotia Capital Inc. delivered to the Argonaut Board dated March 30, 2020, a copy of which is attached as Schedule “D” — “Fairness Opinion of Scotia Capital” to this Circular.

“SEC” has the meaning ascribed to such term in the Circular under the heading “Note to U.S. Securityholders”.

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder.

“Securities Authorities” means all applicable securities regulatory authorities, including the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada and the SEC.

“Securities Laws” means Canadian Securities Laws and U.S. Securities Laws and all other applicable securities Laws and applicable stock exchange rules and listing standards of the stock exchanges.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Share Issuance Resolution” means the ordinary resolution of the Argonaut Shareholders voting at the Argonaut Meeting, present online or represented by proxy, approving the issuance of the Argonaut Shares constituting the Arrangement Consideration, the Argonaut Shares issuable upon the exercise of the Replacement Argonaut Options and the Argonaut Shares issuable upon the exercise of the Alio Warrants, substantially in the form set out in Schedule “A” — “Resolutions to be Approved at the Argonaut Meeting” to this Circular; to be effective, the Share Issuance Resolution must be approved at the Argonaut Meeting by at least a majority of the votes cast on the Share Issuance Resolution by Argonaut Shareholders present online or represented by proxy and entitled to vote at the Argonaut Meeting.

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment.

“Subsidiary PFIC” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders — U.S. Federal Income Tax Considerations Relating to the Argonaut Shares — Passive Foreign Investment Company Rules”.

“Superior Proposal” means any bona fide, unsolicited, written Acquisition Proposal made by a third party after the date of the Arrangement Agreement (and not obtained in violation of the Arrangement Agreement) that relates to the acquisition of 100% of the outstanding voting shares of a Party (other than voting shares owned by the Person making the Superior Proposal) or all or substantially all of the consolidated assets of such Party and its subsidiaries, taken as a whole; and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (ii) that, in the case of an Acquisition Proposal to acquire 100% of the outstanding voting shares of a Party, is made available to all shareholders of such Party on the same terms and conditions; (iii) that is not subject to a due diligence condition; (iv) that is not subject to a financing condition beyond what would be permitted by National Instrument 62-104 in respect of a formal take-over bid (whether or not such transaction is a formal take-over bid); and (v) in respect of which the Board of Directors of such Party determines, in its good faith judgment, after receiving the written advice of its outside legal and financial advisors, that (a) failure to recommend such Acquisition Proposal to the holders of its voting shares would be inconsistent with its fiduciary duties under applicable Law; and (b) having regard for all of its terms and conditions, such Acquisition Proposal, would or would reasonably expected to, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of its voting shares, from a financial point of view, than the Arrangement, after taking into account any change to the Arrangement proposed by the other Party.

“Supporting Alio Securityholder Representatives” has the meaning ascribed to such term in this Circular under the heading “The Voting Support Agreements — Alio Voting Support Agreements”.

“Supporting Alio Securityholders” means the Alio Shareholders and holders of Alio Options, Alio RSUs, Alio PSUs, Alio DSUs and Alio Warrants who are party to the Alio Voting Support Agreements

“Supporting Argonaut Securityholder Representatives” has the meaning ascribed to such term in this Circular under the heading “The Voting Support Agreements — Argonaut Voting Support Agreements”.

“Supporting Argonaut Shareholders” means the Argonaut Shareholders and holders of Argonaut Options, Argonaut RSUs and Argonaut PSUs who are party to the Argonaut Voting Support Agreements

“Tax Act” means the Income Tax Act (Canada), as may be amended from time to time.

“Tax Proposals” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations”.

“taxable capital gain” has the meaning ascribed to such term in this Circular under the heading “Principal Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”.

“Termination Fee” has the meaning ascribed to such term in this Circular under the heading “The Arrangement Agreement — Termination Fee and Expense Reimbursement”.

“Transaction” means the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement.

“TSX” means the Toronto Stock Exchange.

“U.S.” or “United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“U.S. Exchange Act” has the meaning ascribed to such term in this Circular under the heading “Note to U.S. Securityholders”.

“U.S. GAAP” means United States generally accepted accounting principles.

“U.S. Holder” has the meaning ascribed to such term in this Circular under the heading “Certain U.S. Federal Income Tax Considerations for U.S. Holders”.

“U.S. Securities Act” has the meaning ascribed to such term in this Circular under the heading “Note to U.S. Securityholders”.

“U.S. Securities Laws” means all applicable securities legislation in the U.S., including without limitation, the U.S. Securities Act and the U.S. Exchange Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof, and the securities laws of the states of the U.S.

“Username” has the meaning ascribed to such term in this Circular under the heading “The Meetings — The Alio Meeting”.

“Valuation Date Value” means the closing price of the Alio Shares on the Toronto Stock Exchange on the trading day which is 5 Business Days prior to the Effective Date.

“VIF” has the meaning ascribed to such term in this Circular under the heading “The Meetings — The Alio Meeting”.

“Voting Support Agreements” means, collectively, the Argonaut Voting Support Agreements and the Alio Voting Support Agreements.

CONSENT OF SCOTIA CAPITAL INC.

To:                          Argonaut Gold Inc.

And to:                  Alio Gold Inc.

We refer to the written fairness opinion dated March 30, 2020 (the “Scotia Fairness Opinion”), prepared for the board of directors of Argonaut Gold Inc. (the “Argonaut Board”), in connection with the Arrangement (as defined in Argonaut Gold Inc.’s and Alio Gold Inc.’s joint management information circular dated April 17, 2020 (the “Circular”)) between Argonaut Gold Inc. and Alio Gold Inc.

We consent to the inclusion of the Scotia Fairness Opinion, a summary of and reference to the Scotia Fairness Opinion and the use of our firm name in the Circular.  In providing such consent, we do not intend that any person other than the Argonaut Board shall rely upon the Scotia Fairness Opinion.

SCOTIA CAPITAL INC.

“SCOTIA CAPITAL INC.”

Date: April 17, 2020

CONSENT OF RBC CAPITAL MARKETS

To:                          Alio Gold Inc.

And to:                  Argonaut Gold Inc.

We refer to the written fairness opinion dated March 27, 2020 (the “Fairness Opinion”), prepared for the board of directors of Alio Gold Inc. (the “Board”), in connection with the Arrangement (as defined in Argonaut Gold Inc.’s and Alio Gold Inc.’s joint management information circular dated April 17, 2020 (the “Circular”)) between Argonaut Gold Inc. and Alio Gold Inc.

We consent to the inclusion of the RBC Capital Markets Fairness Opinion, a summary of and reference to the RBC Capital Markets Fairness Opinion and the use of our firm name in the Circular. In providing such consent, we do not intend that any person other than the Board shall rely upon the RBC Capital Markets Fairness Opinion.

RBC CAPITAL MARKETS

“RBC CAPITAL MARKETS”

Date: April 17, 2020

SCHEDULE “A”
RESOLUTIONS TO BE APPROVED AT THE ARGONAUT MEETING

WHEREAS Argonaut Gold Inc. (“Argonaut”) has entered into an arrangement agreement dated March 30, 2020 (the “Arrangement Agreement”) with Alio Gold Inc. (“Alio”) to complete a transaction (the “Arrangement”) pursuant to a plan of arrangement (the “Plan of Arrangement”) whereby Argonaut would acquire all of the issued and outstanding common shares of Alio (the “Alio Shares”) in exchange for common shares of Argonaut (“Argonaut Shares”) on the basis of 0.67 of an Argonaut Share (the “Arrangement Consideration”) for each Alio Share, whereby all of the outstanding options to acquire Alio Shares not exercised by the holder thereof would be exchanged for such number of options (“Replacement Argonaut Options”) to acquire Argonaut Shares on the terms and conditions set out in the Plan of Arrangement and whereby all of the outstanding warrants to acquire Alio Shares (the “Alio Warrants”) not exercised by the holder thereof will be dealt with in accordance with their terms, all as will be more fully described in the joint management information circular of Argonaut and Alio (the “Circular”);

AND WHEREAS Argonaut, in accordance with section 611(c) of the Toronto Stock Exchange Company Manual, wishes to obtain the requisite shareholder approval of the issuance of up to 63,587,494 Argonaut Shares comprising the Arrangement Consideration, the Argonaut Shares made issuable in respect of the Replacement Argonaut Options issued in connection with the Arrangement and the Argonaut Shares issuable upon the exercise of the Alio Warrants.

NOW THEREFORE BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.                                      The issuance of up to 58,433,639 Argonaut Shares comprising the Arrangement Consideration pursuant to the terms of the Arrangement Agreement as described in the Circular is hereby approved;

2.                                      The issuance of up to 3,608,962 Argonaut Shares upon the due exercise of the Replacement Argonaut Options issued by Argonaut pursuant to the terms of the Plan of Arrangement as described in the Circular is hereby approved;

3.                                      The issuance of up to 1,544,893 Argonaut Shares upon the due exercise of Alio Warrants as described in the Circular is hereby approved;

4.                                      Any officer or director of Argonaut is hereby authorized and directed for and on behalf of Argonaut to execute or cause to be executed, under the corporate seal of Argonaut or otherwise, and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing; and

5.                                      The board of directors of the Argonaut be, and it is authorized, to abandon all or any part of these resolutions at any time prior to giving effect thereto.

ARGONAUT ANNUAL RESOLUTIONS

ELECTION OF DIRECTORS

NOW THEREFORE BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.                                      The number of directors to serve on the Argonaut Board for the ensuing year will be fixed at seven, or such number as the directors may hereafter determine by resolution, subject to the limitations in the Articles of Argonaut.

2.                                      A total of seven nominees will be proposed as directors for election by the Argonaut Shareholders at the annual and special meeting of Argonaut Shareholders for the current year, as set out in the Circular.

3.                                      If elected, each director will hold office until the next annual meeting of Argonaut Shareholders or until such person’s successor is elected or appointed.

4.                                      Argonaut Shareholders can vote for all of these proposed directors, vote for some of them and withhold for others, or withhold for all of them.

APPOINTMENT OF AUDITORS RESOLUTION

NOW THEREFORE BE IT RESOLVED BY ORDINARY RESOLUTION THAT PricewaterhouseCoopers LLP Chartered Professional Accountants, be appointed as independent auditors of Argonaut for the fiscal year ending December 31, 2020 and that the directors of Argonaut be authorized to establish the remuneration of such auditors.

APPROVAL OF AMENDED AND RESTATED SHARE INCENTIVE PLAN

NOW THEREFORE BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.                                      the Amended and Restated Share Incentive Plan, as set out in Exhibit “1” to Schedule “O”, and dated May 20, 2020, is authorized, approved and adopted, together with such additions, deletions, or changes thereto as may be required by any applicable securities regulatory authority or stock exchange;

2.                                      the introduction of deferred share units as an award is hereby approved;

3.                                      the Amended and Restated Share Incentive Plan, dated May 20, 2020 supersedes and replaces any former share incentive plans of Argonaut;

4.                                      all unallocated options, rights and other entitlements pursuant to the Share Incentive Plan be and are hereby approved;

5.                                      Argonaut may continue to grant options and other entitlements under the Amended and Restated Share Incentive Plan, dated May 20, 2020, until May 20, 2023, which is the date that is three years from the date of the Argonaut Meeting at which this shareholder approval is being sought; and

6.                                      any officer or director of Argonaut is hereby authorized and directed for and on behalf of Argonaut to execute and deliver or cause to be executed and delivered, all such documents, agreements and instruments as are necessary or desirable to give effect to the foregoing resolutions, and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such acts or things in order to implement the Amended and Restated Share Incentive Plan, dated May 20,, 2020.

ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION APPROACH

NOW THEREFORE BE IT RESOLVED, AS AN ADVISORY RESOLUTION THAT:

1.                                      on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, Argonaut’s shareholders accept the approach to executive compensation disclosed in Argonaut’s management information circular dated April 17, 2020 and delivered in advance of the annual and special meeting of shareholders of Argonaut on May 20, 2020.

2.                                      as this is an advisory vote, the Board of Directors and the Nominating, Compensation and Governance Committee will not be bound by the results of the vote. However, the Board of Directors will take the results into account, together with feedback received from shareholders, when considering its approach to executive compensation in the future.

3.                                      the results of the vote will be disclosed in the report of voting results.

SCHEDULE “B”
RESOLUTIONS TO BE APPROVED AT THE ALIO MEETING

ARRANGEMENT RESOLUTION

BE IT RESOLVED BY SPECIAL RESOLUTION THAT:

1.                                      The arrangement (the “Arrangement”) under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Alio Gold Inc. (“Alio”) pursuant to the arrangement agreement (the “Arrangement Agreement”) between Alio and Argonaut Gold Inc. (“Argonaut”) dated March 29, 2020, all as more particularly described and to be set forth in the joint management information circular of Alio and Argonaut (the “Circular”) accompanied by the notice of the meeting (as the Arrangement may be modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.                                      The plan of arrangement, as it has been or may be modified or amended in accordance with the Arrangement Agreement and its terms, involving Alio (the “Plan of Arrangement”), the full text of which is set out as Schedule “A” to the Arrangement Agreement, is hereby authorized, approved and adopted.

3.                                      The Arrangement Agreement and all the transactions contemplated therein, the actions of the directors of Alio in approving the Arrangement, and the actions of the officers of Alio in executing and delivering the Arrangement Agreement, and any modifications or amendments thereto are hereby ratified and approved.

4.                                      Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Alio Shareholders (as defined in the Arrangement Agreement) and the Alio Securityholders (as defined in the Arrangement Agreement) or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of Alio are hereby authorized and empowered, at their discretion, without further notice to or approval of the Alio Shareholders or the Alio Securityholders: (a) to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.                                      Any officer or director of Alio is hereby authorized and directed for and on behalf of Alio to make an application to the Court for an order approving the Arrangement and to execute, under the corporate seal of Alio or otherwise, and to deliver or cause to be delivered, such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

6.                                      Any officer or director of Alio is hereby authorized and directed for and on behalf of Alio to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as, in such person’s opinion, may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

B-1

ALIO ANNUAL RESOLUTIONS

ELECTION OF DIRECTORS

NOW THEREFORE BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

1.                                      The nominee directors of Alio Gold Inc., as more fully provided for in the Circular, are elected to hold office until their successors are elected or appointed.

APPOINTMENT OF AUDITORS RESOLUTION

NOW THEREFORE BE IT RESOLVED BY ORDINARY RESOLUTION THAT:

2.                                      Deloitte, LLP Chartered Professional Accountants, be appointed as independent auditors of Alio Gold Inc. for the fiscal year ending December 31, 2020 and that the directors of Alio Gold Inc. be authorized to establish the remuneration of such auditors.

B-2

SCHEDULE “C”
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER DIVISION 5 OF PART 9 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

See attached.

SCHEDULE “C”

FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.1                                   Definitions.

In this Plan of Arrangement, any capitalized term used herein and not defined in this Section 1.1 will have the meaning ascribed thereto in the Arrangement Agreement. Unless the context otherwise requires, the following words and terms used in this Plan of Arrangement will have the meanings hereinafter set forth:

“Alio” means Alio Gold Inc., a corporation existing under the BCBCA;

“Alio Disclosure Letter” means the letter delivered by Alio to Argonaut in the form accepted by and initialled on behalf of Argonaut with respect to certain matters in the Arrangement Agreement;

“Alio DSUs” means the outstanding deferred share units granted under the Alio DSU Plan;

“Alio DSU Holder” means a holder of Alio DSUs;

“Alio DSU Plan” means the Alio Deferred Share Unit Plan;

“Alio Meeting” means the annual general and special meeting, including any adjournments or postponements thereof, of the Alio Securityholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement Resolution;

“Alio Option In-The-Money Amount” means, in respect of any Alio Option, the amount, if any, by which the total fair market value (determined immediately prior to the Effective Time) of the Alio Shares that a holder is entitled to acquire on exercise of such Alio Option immediately prior to the Effective Time exceeds the amount payable to acquire such shares;

“Alio Options” means all options to purchase Alio Shares outstanding immediately prior to the Effective Time and issued pursuant to the Alio Stock Option Plan and detailed in the Alio Disclosure Letter;

“Alio PRSU Plan” means the 2017 Performance and Restricted Share Unit Plan of Alio;

“Alio PSU Holder” means a holder of Alio PSUs;

“Alio PSUs” means the outstanding preferred share units granted under the Alio PRSU Plan;

“Alio RSU Holder” means a holder of Alio RSUs;

“Alio RSUs” means the outstanding restricted share units granted under the Alio RSU Plan;

“Alio Securityholders” means the Alio Shareholders, the Alio Option Holders, the Alio PSU Holders, the Alio DSU Holders and the Alio RSU Holders;;

“Alio Shareholders” means, at any time, the holders of Alio Shares;

“Alio Shares” means common shares in the capital of Alio;

“Alio Stock Option Plan” means the stock option plan of Alio as approved by the Alio Shareholders;

“Argonaut” means Argonaut Gold Inc., a corporation existing under the OBCA;

“Argonaut Disclosure Letter” means the letter delivered by Argonaut to Alio in the form accepted by and initialled on behalf of Alio with respect to certain matters in the Arrangement Agreement;

“Argonaut Shares” means common shares in the capital of Argonaut;

“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated as of March 30, 2020 between Argonaut and Alio, together with the Argonaut Disclosure Letter, the Alio Disclosure Letter and the schedules attached thereto, as amended, amended and restated or supplemented from time to time;

“Arrangement Consideration” means 0.67 of an Argonaut Share for each Alio Share;

“Arrangement Resolution” means the special resolution of the Alio Shareholders and the Alio Securityholders approving the Arrangement, this Plan of Arrangement and the Arrangement Agreement, substantially in the form set out in Schedule “D” to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

“Court” means the Supreme Court of British Columbia;

“Depositary” means a trust company, bank or other financial institution appointed for the purpose of, among other things, exchanging certificates representing Alio Shares, Alio PSUs, Alio RSUs and Alio DSUs for certificates representing Argonaut Shares in connection with the Arrangement;

“Dissenting Shareholders” means registered Alio Shareholders who have duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out in this Plan of Arrangement and Division 2 of Part 8 of the BCBCA and whose Dissent Rights have not terminated;

“Dissent Rights” means the rights of dissent in respect of the Arrangement as contemplated in this Plan of Arrangement;

“DSU Cash Consideration” means, in respect of each Alio DSU, an amount of cash equal to fifty percent of the Valuation Date Value of such Alio DSU;

“DSU Share Consideration” means, in respect of each Alio DSU, the number of Incentive Compensation Shares having a value equal to fifty percent of the Valuation Date Value of such Alio DSU;

“Effective Date” means the date Argonaut and Alio agree to in writing, each acting reasonably, as the effective date of the Arrangement, which date shall be after all of the conditions precedent to the completion of the Arrangement Agreement and the Final Order have been satisfied or waived;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties may, prior to the Effective Date, agree to in writing;

“Exchange Ratio” means 0.67;

“Existing Alio Directors and Officers” means those persons who are directors or officers of Alio immediately prior to the Effective Time;

“Final Order” means the order of the Court pursuant to Section 291(4) of the BCBCA approving the Arrangement, in a form acceptable to both Alio and Argonaut, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement to Alio Securityholders, approving the Arrangement as such order may be amended at any time prior to the Effective Date (with the consent of both Alio and Argonaut, each acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“final proscription date” shall have the meaning ascribed to such term in Section 5.5;

“Former Alio DSU Holders” means, at and following the Effective Time, the registered holders of Alio DSUs immediately prior to the Effective Time;

“Former Alio Optionholders” means, at and following the Effective Time, the holders of Alio Options immediately prior to the Effective Time;

“Former Alio PSU Holders” means, at and following the Effective Time, the registered holders of Alio PSUs immediately prior to the Effective Time;

“Former Alio RSU Holders” means, at and following the Effective Time, the registered holders of Alio RSUs immediately prior to the Effective Time;

“Former Alio Shareholders” means, at and following the Effective Time, the holders of Alio Shares immediately prior to the Effective Time;

“Governmental Entity” means (i) any applicable multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Incentive Compensation Shares” means Alio Shares issued at a price per Alio Share equal to the greater of: (i) the 10 day volume-weighted average price of the Alio Shares on the Toronto Stock

Exchange for the 10 consecutive trading day period ending on the trading day which is 10 Business Days prior to the Effective Date, and (ii) the lowest price permitted by the TSX;

“Interim Order” means the interim order after the application to the Court pursuant to section 291(2) of the BCBCA after being informed of the intention to rely upon the exemption from registration under section 3(a)(10) of the 1933 Act with respect to the Argonaut Securities to be issued pursuant to the Arrangement, in a form acceptable to both Alio and Argonaut (each acting reasonably), providing for (among other things) the calling and holding each of the Alio Meeting and the Argonaut Meeting, as such order may be amended, supplemented or varied by the Court (with the consent of both Alio and Argonaut, each acting reasonably);

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

“Letter of Transmittal” means the letter of transmittal sent by Alio to the Alio Securityholders for use in connection with the Arrangement, providing for the delivery of certificates representing Alio Shares, Alio PSUs, Alio DSUs and Alio RSUs to the Depositary;

“New Alio Directors and Officers” means Peter C. Dougherty, as director and president and Dave Ponczoch, as director and secretary;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder;

“Parties” means, together, Argonaut and Alio, and “Party” means either of them

“Person” means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations made in accordance with the Arrangement Agreement or this Plan of Arrangement;

“PSU Cash Consideration” means, in respect of each Alio PSU, an amount of cash equal to fifty percent of the Valuation Date Value of such Alio PSU;

“PSU Share Consideration” means, in respect of each Alio PSU, the number of Incentive Compensation Shares having a value equal to fifty percent of the Valuation Date Value of such Alio PSU;

“Replacement Argonaut Option” shall have the meaning ascribed to such term in Section 3.1(g);

“Replacement Argonaut Option In-The-Money Amount” in respect of any Replacement Argonaut Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Argonaut Shares that a holder is entitled to acquire on exercise of the Replacement Argonaut Option from and after the Effective Time exceeds the amount payable to acquire such shares;

“RSU Cash Consideration” means, in respect of each Alio RSU, an amount of cash equal to fifty percent of the Valuation Date Value of such Alio RSU;

“RSU Share Consideration” means, in respect of each Alio RSU, the number of Incentive Compensation Shares having a value equal to fifty percent of the Valuation Date Value of such Alio RSU;

“Tax Act” means the Income Tax Act (Canada), and the regulations thereunder, as amended from time to time;

“Termination” means, with respect to a holder of Replacement Argonaut Options, that the holder has for any reason ceased to provide continuous services as an employee, consultant or director to Argonaut after the Effective Date; and

“Valuation Date Value” means the closing price of the Alio Shares on the Toronto Stock Exchange on the trading day which is 5 Business Days prior to the Effective Date.

Section 1.2                                   Interpretation Not Affected By Headings.

The division of this Plan of Arrangement into Articles, Sections, Paragraphs and Subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.3                                   References to Articles, Sections, etc.

Unless otherwise indicated, references in this Plan of Arrangement to any Article, Section, Paragraph, Subparagraph or portion thereof are a reference to the applicable Article, Section, Paragraph, Subparagraph or portion thereof in this Plan of Arrangement.

Section 1.4                                   Number, Gender and Persons.

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word Person and all words importing Persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever..

Section 1.5                                   Date for Any Action.

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.6                                   Statutory References.

Unless otherwise indicated, references in this Plan of Arrangement to any statute include all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

ARTICLE 2
ARRANGEMENT AGREEMENT

Section 2.1                                   Arrangement Agreement.

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement except in respect of the sequence of the steps comprising the Arrangement which shall occur in the order set forth herein. This Plan of Arrangement constitutes an arrangement as referred to in Section 288 of the BCBCA.

ARTICLE 3
ARRANGEMENT

Section 3.1                                   Arrangement

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)                                 each Alio Share held by a Dissenting Shareholder shall be deemed to have been, surrendered to Alio for cancellation (free and clear of any liens, claims or encumbrances) without any further act or formality and shall be cancelled and such Dissenting Shareholders shall cease to be the holders of such Alio Shares and to have any rights as holders of such Alio Shares other than the right to be paid fair value for such Alio Shares as set out in Article 4, and such Dissenting Shareholders’ names shall be removed as the holders of such Alio Shares from the central securities register of Alio;

(b)                                 the resignations of the Existing Alio Directors and Officers, and the appointment of the New Alio Directors and Officers, will be deemed to be effective;

(c)                                  with respect to the Alio PSUs;

(i)                                     each Alio PSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be unconditionally vested, assuming an adjustment factor of 1.0, and assigned and transferred by the holder thereof to Alio in exchange for a cash payment from Alio equal to the PSU Cash Consideration and the issuance to the holder by Alio of a number of Incentive Compensation Shares equal to the PSU Share Consideration in respect of such Alio PSU, net of any applicable withholding tax, and the holder of such Alio PSU shall be and shall be deemed to be the holder of such number of Incentive Compensation Shares and the central securities register shall be and shall be deemed to be revised accordingly, but the holder of such Alio PSUs shall not be entitled to a certificate or other document representing the Incentive Compensation Shares so issued; and

(ii)                                  the holder of each such Alio PSU will cease to be the holder thereof or to have any rights as a holder in respect of such Alio PSU or under the Alio PRSU Plan and the name of the holder thereof will be removed from the applicable securities register of Alio with respect to such Alio PSU;

(d)                                 With respect to the Alio RSUs;

(i)                                     each Alio RSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be unconditionally vested and assigned and transferred by the holder thereof to Alio in exchange for a cash payment from Alio equal to the RSU Cash Consideration and the issuance to the holder by Alio of a number of Incentive Compensation Shares equal to the RSU Share Consideration in respect of such Alio RSU, net of any applicable withholding tax, and the holder of such Alio RSU shall be and shall be deemed to be the holder of such number of Incentive Compensation Shares and the central securities register shall be and shall be deemed to be revised accordingly, but the holder of such Alio RSUs shall not be entitled to a certificate or other document representing the Incentive Compensation Shares so issued;

(ii)                                  the holder of each such Alio RSU will cease to be the holder thereof or to have any rights as a holder in respect of such Alio RSU or under the Alio PRSU Plan and the name of the holder thereof will be removed from the applicable securities register of Alio with respect to such Alio RSU; and

(iii)                               the Alio PRSU Plan will be cancelled;

(e)                                  With respect to the Alio DSUs;

(i)                                     each Alio DSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be unconditionally vested and assigned and transferred by the holder thereof to Alio in exchange for a cash payment from Alio equal to the DSU Cash Consideration and the issuance of a number of Incentive Compensation Shares to the holder by Alio equal to the DSU Share Consideration in respect of such Alio DSU, net of any applicable withholding tax, and the holder of such Alio DSU shall be and shall be deemed to be the holder of such number of Incentive Compensation Shares and the central securities register shall be and shall be deemed to be revised accordingly, but the holder of such Alio DSUs shall not be entitled to a certificate or other document representing the Incentive Compensation Shares so issued;

(ii)                                  the holder of each such Alio DSU will cease to be the holder thereof or to have any rights as a holder in respect of such Alio DSU or under the Alio DSU Plan and the name of the holder thereof will be removed from the applicable securities register of Alio with respect to such Alio DSU; and

(iii)                               the Alio DSU Plan will be cancelled;

(f)                                   each Alio Share outstanding immediately prior to the Effective Time held by an Alio Shareholder (other than Argonaut or any Dissenting Shareholder) and each Incentive Compensation Share shall be transferred by the holder thereof to Argonaut in exchange for the Arrangement Consideration and Argonaut shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances, subject to Section 3.3, Section 3.4 and Article 5; and

(g)                                  each Alio Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged by the holder thereof, without any further act or formality and free and clear of all encumbrances, for an option (each a “Replacement Argonaut Option”) to acquire from Argonaut, other than as provided herein, the number of Argonaut

Shares equal to the product obtained when (A) the number of Alio Shares subject to such Alio Option immediately prior to the Effective Time, is multiplied by (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of an Argonaut Share on any particular exercise of Replacement Argonaut Options, then the number of Argonaut Shares otherwise issuable shall be rounded down to the nearest whole number of Argonaut Shares. The exercise price per Argonaut Share subject to a Replacement Argonaut Option shall be an amount equal to the quotient obtained when (A) the exercise price per Alio Share subject to each such Alio Option immediately before the Effective Time, is divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Argonaut Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of an Alio Option for a Replacement Argonaut Option. Therefore, in the event that the Replacement Argonaut Option In-The-Money Amount in respect of a Replacement Argonaut Option exceeds the Alio Option In-The-Money Amount in respect of the Alio Option for which it is exchanged, the number of Argonaut Shares which may be acquired on exercise of the Replacement Argonaut Option at and after the Effective Time will be adjusted accordingly, with effect at and from the Effective Time, to ensure that the Replacement Argonaut Option In-The-Money Amount in respect of the Replacement Argonaut Option does not exceed the Alio Option In-The-Money Amount in respect of the Alio Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. Except as set out above, the term to expiry, conditions to and manner of exercise (provided any Replacement Argonaut Option shall be exercisable at the offices of Argonaut) and the other terms and conditions of each of the Replacement Argonaut Options shall be the same as the terms and conditions of the Alio Option for which it is exchanged, except that the Replacement Argonaut Options, in the event of the Termination of the holder of the Replacement Argonaut Option, will expire on the later of the date that is one year from the Effective Date and the date that such Alio Option would have otherwise expired pursuant to the terms of the Alio Stock Option Plan or the contractual terms applicable to such Alio Options, and for greater certainty, each Replacement Argonaut Option shall continue to be governed by and be subject to the terms of the Alio Stock Option Plan or the contractual terms applicable to such Alio Options, as applicable, evidencing the grant of such Alio Option, except with respect to the Termination of the holder of the Replacement Argonaut Option. Any document previously evidencing an Alio Option shall thereafter evidence and be deemed to evidence such Replacement Argonaut Option and no certificates evidencing Replacement Argonaut Options shall be issued.

Section 3.2                                   Post-Effective Time Procedures.

(a)                                 Following the receipt of the Final Order and no later than one Business Day before the Effective Date, Argonaut shall deliver or arrange to be delivered to the Depositary certificates representing the requisite Argonaut Shares required to be issued to Former Alio Shareholders, Former Alio PSU Holders, Former Alio RSU Holders and Former Alio DSU Holders in accordance with the provisions of Section 3.1, which certificates shall be held by the Depositary as agent and nominee for Former Alio Shareholders, Former Alio PSU Holders, Former Alio RSU Holders and Former Alio DSU Holders for distribution to such Former Alio Shareholders, Former Alio PSU Holders, Former Alio RSU Holders and Former Alio DSU Holders in accordance with the provisions of Article 5.

(b)                                 On or as soon as practicable after the Effective Date, and in any event within three Business Days of the Effective Date, Alio shall pay, or cause to be paid, the cash amounts, less any amounts withheld pursuant to Section 5.4, to be paid to  Former Alio PSU Holders, Former Alio RSU Holders and Former Alio DSU Holders either (i) pursuant to the normal payroll practices and procedures of Alio, or (ii) by cheque or wire transfer (delivered to Former Alio PSU Holder, Former Alio RSU Holder and Former Alio DSU Holder, as applicable, as reflected on the register maintained by or on behalf of Alio in respect of the Alio PSUs, Alio RSUs and Alio DSUs).

(c)                                  Subject to the provisions of Article 5, and upon return of a properly completed Letter of Transmittal by a registered Former Alio Shareholder, Former Alio PSU Holder, Former Alio RSU Holder or Former Alio DSU Holder, together with certificates representing Alio Shares, Alio PSUs, Alio DSUs or Alio RSUs, as applicable, and such other documents as the Depositary may require, the Former Alio Shareholder, Former Alio PSU Holder, Former Alio RSU Holder or Former Alio DSU Holder shall be entitled to receive delivery of certificates representing the Argonaut Shares to which it is entitled pursuant to Section 3.1(f).

Section 3.3                                   No Fractional Argonaut Shares.

No fractional Argonaut Shares shall be issued to Former Alio Shareholders, Former Alio PSU Holders, Former Alio RSU Holders and Former Alio DSU Holders in connection with this Plan of Arrangement. The total number of Argonaut Shares to be issued to any Former Alio Shareholder, Former Alio PSU Holder, Former Alio RSU Holder or Former Alio DSU Holder shall, without additional compensation, be rounded down to the nearest whole Argonaut Share in the event that a Former Alio Shareholder, Former Alio PSU Holder, Former Alio RSU Holder or Former Alio DSU Holders would otherwise be entitled to a fractional share.

Section 3.4                                   Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of all liens, claims and encumbrances.

Section 3.5                                   Binding Effect.

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) Argonaut; (ii) Alio; (iii) Former Alio Shareholders; (iv) Former Alio Optionholders, (v) Former Alio PSU Holders, (vi) Former Alio RSU Holders and (vii) Former Alio DSU Holders.

ARTICLE 4
DISSENT PROCEDURES

Section 4.1                                   Rights of Dissent.

A Dissenting Shareholder may exercise Dissent Rights with respect to the Alio Shares held by such holder in connection with the Arrangement pursuant to and in the manner set forth in Sections 237 to 247 of the BCBCA, as modified by this Section 4.1; provided however the written objection to the Arrangement Resolution referred to in Section 242 of the BCBCA must be received by Alio not later than 5:00 p.m. (Vancouver time) two Business Days immediately preceding the date of the Alio Meeting (as may be adjourned or postponed from time to time).

Each Dissenting Shareholder who is:

(a)                                 ultimately entitled to be paid fair value for such holder’s Alio Shares: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) shall be entitled to be paid the fair value of such Alio Shares by Alio (with funds of Alio not directly or indirectly provided by Argonaut), which fair value shall be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised their Dissent Rights in respect of such Alio Shares; or

(b)                                 ultimately not entitled, for any reason, to be paid fair value for such Alio Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Alio Shares.

Section 4.2                                   Recognition of Dissenting Holders

(a)                                 In no circumstances shall the Parties or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Alio Shares in respect of which such rights are sought to be exercised. In addition to any other restrictions under Sections 237 to 247 of the BCBCA, Dissent Rights shall not be granted in respect of: (i) Alio Options; (ii) Alio Warrants; (iii) Alio PSUs; (iv) Alio DSUs; (v) Alio RSUs or (vi) Incentive Compensation Shares.

(b)                                 For greater certainty, in no case shall the Parties or any other Person be required to recognize Dissenting Shareholders as holders of Alio Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the names of such Dissenting Shareholders shall be removed from the registers of holders of the Alio Shares in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(a) occurs. Alio Shareholders who vote or have instructed a proxyholder to vote their Alio Shares in favour of the Arrangement Resolution (but only in respect of such Alio Shares) shall not be entitled to exercise Dissent Rights.

ARTICLE 5
DELIVERY OF ARGONAUT SHARES

Section 5.1                                   Delivery of Argonaut Shares.

(a)                                 Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Alio Shares, Alio PSUs, Alio RSUs or Alio DSUs which were exchanged for Argonaut Shares in accordance with Section 3.1, together with such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Argonaut Shares which such holder is entitled to receive in accordance with Section 3.1.

(b)                                 After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a), each certificate which immediately prior to the Effective Time represented one or more Alio Shares, Alio PSUs, Alio RSUs or Alio DSUs shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 3.1.

Section 5.2                                   Lost Certificates.

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Alio Shares, Alio PSUs, Alio RSUs or Alio DSUs which were exchanged or transferred in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the consideration which such person is entitled to receive in accordance with Section 3.1, provided that, as a condition precedent to any such delivery by the Depositary, such person shall have provided a bond satisfactory to Argonaut and the Depositary in such amount as Argonaut and the Depositary may direct, or otherwise indemnified Argonaut and the Depositary in a manner satisfactory to Argonaut and the Depositary, against any claim that may be made against Argonaut or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise have taken such actions as may be required by the articles of Alio.

Section 5.3                                   Distributions with Respect to Unsurrendered Certificates.

No dividend or other distribution declared or made after the Effective Time with respect to Argonaut Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Alio Shares, Alio PSUs, Alio RSUs or Alio DSUs unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable law and to Section 5.4, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Argonaut Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Argonaut Shares.

Section 5.4                                   Withholding Rights.

Alio, Argonaut and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends or other distributions otherwise payable to any Former Alio Shareholder, Former Alio PSU Holder, Former Alio RSU Holder or Former Alio DSU Holder such amounts as Alio, Argonaut or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax Laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Person in respect of which such deduction and withholding was made, provided that such withheld amounts are remitted to the appropriate Governmental Entity.

Section 5.5                                   Limitation and Proscription.

To the extent that a Former Alio Shareholder, Former Alio PSU Holder, Former Alio RSU Holder or Former Alio DSU Holder shall not have complied with the provisions of Section 5.1 or Section 5.2 on or before the date which is six years after the Effective Date (the “final proscription date”), then:

(a)                                 any Argonaut Shares which such Former Alio Shareholder, Former Alio PSU Holder, Former Alio RSU Holder or Former Alio DSU Holder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Argonaut Shares shall be delivered to Argonaut by the Depositary for cancellation and shall be cancelled by Argonaut, and the interest of the Former

Alio Shareholder, Former Alio PSU Holder, Former Alio RSU Holder or Former Alio DSU Holder in such Argonaut Shares shall be terminated as of such final proscription date; and

(b)                                 any dividends or distributions which such Former Alio Shareholder, Former Alio PSU Holder, Former Alio RSU Holder or Former Alio DSU Holder was entitled to receive under Section 5.3 shall be delivered by the Depositary to Argonaut and such dividends or distributions shall be deemed to be owned by Argonaut, and the interest of the Former Alio Shareholder, Former Alio PSU Holder, Former Alio RSU Holder or Former Alio DSU Holder in such dividends or distributions shall be terminated as of such final proscription date.

Section 5.6                                   U.S. Securities Laws Exemption.

Notwithstanding any provision herein to the contrary, the Parties agree that the Plan of Arrangement will be carried out with the intention that (i) all Argonaut Shares issued on completion of the Plan of Arrangement to the Alio Shareholders, Alio PSU Holders, Alio RSU Holders and Alio DSU Holders and (ii) all Replacement Argonaut Options issued on completion of the Plan of Arrangement to Former Alio Optionholders will, in each case, be issued by Argonaut in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, as provided by Section 3(a)(10) thereof.

ARTICLE 6
AMENDMENTS

Section 6.1                                   Amendments to Plan of Arrangement.

(a)                                 The Parties reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by the Parties; (iii) filed with the Court and, if made following the Alio Meeting, approved by the Court; and (iv) communicated to Former Alio Shareholders, Former Alio PSU Holders, Former Alio RSU Holders or Former Alio DSU Holders if and as required by the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Alio at any time prior to the Alio Meeting provided that Argonaut shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Alio Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Alio Meeting shall be effective only if: (i) it is consented to in writing by each of the Parties; and (ii) if required by the Court, it is consented to by the Alio Securityholders voting in the manner directed by the Court.

(d)                                 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Parties, provided that such amendment, modification or supplement concerns a matter which, in the reasonable opinion of the Parties, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Parties or any Former Alio Shareholder, Former Alio PSU Holder, Former Alio RSU Holder or Former Alio DSU Holder.

ARTICLE 7
FURTHER ASSURANCES

Section 7.1                                   Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, this Plan of Arrangement.

SCHEDULE “D”
FAIRNESS OPINION OF SCOTIA CAPITAL INC.

See attached.

D-1

 March 30, 2020 The Board of Directors Argonaut Gold Inc. 9600 Prototype Court Reno, NV 89521 USA To the Board of Directors Scotia Capital Inc. (“Scotia Capital”, “we”, “us” or “our”) understands that Argonaut Gold Inc. (the “Company”) and Alio Gold Inc. (the “Target”) propose to enter into an agreement to be dated March 30, 2020 (the “Arrangement Agreement”), pursuant to which, among other things, the Company will acquire all of the outstanding common shares (the “Shares”) of the Target (including any Shares issued prior to the effective time of the Arrangement in settlement of any performance share units, restricted share units and deferred share units of the Target) and pursuant to which each holder of Shares (other than any holder of Shares validly exercising dissent rights) will be entitled to receive, in exchange for each Share held, 0.67 common shares of the Company (the "Arrangement Consideration"). We understand that option holders of the Target not exercising their Target options prior to the effective time of the Arrangement will receive replacement Argonaut options, entitling the holder thereof to acquire 0.67 of a common share of the Company for each Share the holder would otherwise have been entitled to acquire. Warrant holders of the Target not exercising their Target warrants prior to the effective time of the Arrangement will, upon subsequent exercise of such Target warrant, be entitled to receive, in lieu of each Share which such holder would otherwise have been entitled to receive, 0.67 of a common share of the Company for each Target warrant. We further understand the acquisition is proposed to be effected by way of an arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). The terms and conditions of the Arrangement Agreement will be more fully described in an information circular (the “Circular”) which will be mailed to the holders of common shares of the Company (each, a “Shareholder”) in connection with the Arrangement. We have been retained to provide financial advice and assistance to the Company in evaluating the Arrangement, including providing our opinion (the “Opinion”) to the board of directors of the Company (the “Board of Directors”) as to the fairness, from a financial point of view, of the Arrangement Consideration to be paid by the Company pursuant to the Arrangement. Engagement of Scotia Capital The Company initially contacted Scotia Capital regarding a potential advisory assignment on March 4, 2020. Scotia Capital was formally engaged by the Company pursuant to an engagement letter dated March 26, 2020 (the “Engagement Letter”). Under the terms of the Engagement Letter, the Company has agreed to pay Scotia Capital a fixed fee for its services as financial advisor, including a fee for rendering the Opinion, regardless of its conclusions or the completion of the Arrangement. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Page 2 Credentials of Scotia Capital Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions. The Opinion expressed herein represents the opinion of Scotia Capital. The form and content of the Opinion have been approved for release by a committee of directors and other professionals of Scotia Capital, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters. Relationships of Scotia Capital Neither Scotia Capital nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) of the Company, the Target or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither Scotia Capital nor any of its affiliates has been engaged to provide any financial advisory services, nor has Scotia Capital or any of its affiliates participated in any financing, involving the Interested Parties within the past two years, other than pursuant to the Engagement Letter and as described herein. In the past two years, Scotia Capital and affiliates of Scotia Capital have been engaged in the following capacities for the Interested Parties: (i) acting as lender to the Company as part of its corporate credit facilities; (ii) other ancillary financial and credit-related products and services for the Company including foreign exchange, cash management, cash deposits, commodity trading, commodity derivatives and letters of credit; and (iii) ancillary financial and credit-related products and services for the Target including credit cards, foreign exchange, cash management, cash deposits, and commodity trading. There are no understandings, agreements or commitments between Scotia Capital and the Interested Parties with respect to any future business dealings. Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. In addition, the Bank of Nova Scotia (“BNS”), of which Scotia Capital is a wholly-owned subsidiary, or one or more affiliates of BNS, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business. Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank may have had and may have positions in the securities of the Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties, or with respect to the Arrangement. Scope of Review In preparing the Opinion, we have reviewed, considered and relied upon, among other things, the following: 1. a draft of the Arrangement Agreement provided to us on March 24, 2020; 2. audited annual financial statements of the Company and the Target and management’s discussion and analysis related thereto for the fiscal years ended December 31, 2018 and 2019;

Page 3 3. the notices of annual meeting of the Shareholders and the management information circulars of the Company dated April 5, 2019 and April 5, 2018 for the meetings held on May 2, 2019 and May 1, 2018, respectively; 4. the notices of annual meeting of the shareholders of the Target and the management information circulars of the Target dated May 27, 2019 and April 18, 2018 for the meetings held on June 27, 2019 and May 18, 2018, respectively; 5. annual information forms of the Company for the fiscal years ended December 31, 2019, 2018 and 2017 and of the Target for the fiscal years ended December 31, 2018, 2017 and 2016; 6. internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company; 7. internal financial, operating and corporate information or reports of the Company; 8. discussions with senior management of the Company; 9. discussions with the Company’s legal counsel; 10. public information relating to the business, operations, financial performance and stock trading history of the Company, the Target and other selected public companies considered by us to be relevant; 11. public information with respect to other transactions of a comparable nature considered by us to be relevant; 12. third party technical reports by: (i) SRK Consulting (U.S.) Inc. titled “NI 43-101 Technical Report Life of Mine Plan and Mineral Reserves for the Florida Canyon Gold Mine Pershing County, Nevada USA” with an effective date of November 1, 2018 and (ii) M3 Engineering & Technology Corp. titled “Ana Paula Project, NI 43-101 Technical Report, Amended Preliminary Feasibility Study” with an effective date of May 16, 2017; 13. reports published by equity research analysts and industry sources we considered relevant; 14. historical market prices and trading activity for the Shares; 15. representations contained in a certificate addressed to Scotia Capital, dated as of the date hereof, from senior officers of the Company as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and 16. such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances. Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital. Prior Valuations Certain senior officers of the Company have represented to Scotia Capital that, to the best of their knowledge, there have been no prior valuations (as that term is defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) or appraisals of the Company or any material property of the Company or any of its subsidiaries or affiliates, made in the preceding 24 months and in the possession or control or knowledge of the Company, which have not been provided to Scotia Capital.

Page 4 Assumptions and Limitations The Opinion is subject to the assumptions, qualifications and limitations set forth below. With the Board of Directors’ approval and as provided in the Engagement Letter, we have relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, documents, opinions, appraisals, valuations and representations obtained by it from public sources, or that was provided to us, by the Company, and its associates and affiliates and advisors (collectively, the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. Subject to the exercise of our professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of the Information. We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company and its advisors with respect to such matters. We have assumed the accuracy and fair presentation of, and relied upon the Company’s audited financial statements and the reports of the auditors thereon. We have assumed that forecasts, projections, estimates and budgets provided to us and used in the analysis supporting the Opinion, were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company or the Target, as applicable, as to the matters covered thereby. Senior officers of the Company have represented to Scotia Capital in a certificate delivered as at the date hereof, among other things, that to the best of their knowledge (a) the Company has no information or knowledge of any facts public or otherwise not specifically provided to Scotia Capital relating to the Company or any of its subsidiaries which would reasonably be expected to affect materially the Opinion; (b) with the exception of forecasts, projections or estimates referred to in (d), below, the written Information provided to Scotia Capital by or on behalf of the Company in respect of the Company and its subsidiaries, in connection with the Arrangement is or, in the case of historical information or data, was, at the date of preparation, true and accurate in all material respects, and no additional material, data or information would be required to make the data provided to Scotia Capital by the Company not misleading in light of circumstances in which it was prepared; (c) to the extent that any of the Information identified in (b), above, is historical, there have been no changes in material facts or new material facts since the respective dates thereof which have not been disclosed to Scotia Capital or updated by more current Information that has been disclosed; and (d) any portions of the Information provided to Scotia Capital which constitute forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of management of the Company, are (or were at the time of preparation) reasonable in the circumstances. In preparing the Opinion, Scotia Capital made several assumptions, including that the final executed version of the Arrangement Agreement will be identical to the most recent draft thereof reviewed by us, and that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement without any waiver or amendment of any terms or conditions. In addition, we have assumed that the conditions precedent to the completion of the Arrangement can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained without adverse condition or qualification, and the procedures being followed to implement the Arrangement are valid and effective. The Opinion is rendered on the basis of the securities markets and economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company, the Target, or any of their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Scotia Capital in discussions with management of the Company and its representatives. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Capital or any party involved in the Arrangement.

Page 5 The Opinion has been provided for the sole use and benefit of the Board of Directors in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person. Our opinion was not intended to be, and does not constitute, a recommendation to the Board of Directors as to whether they should approve the Arrangement or to any shareholder of the Company as to how such shareholder should vote or act on any matter relating to the Arrangement. The Opinion does not address in any manner the prices at which the Company’s securities will trade at any time. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company or the Company’s underlying business decision to effect the Arrangement. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms (other than the Arrangement Consideration) of the Arrangement Agreement or the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof in a form acceptable as in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, the Target or any of its respective affiliates, and the Opinion should not be construed as such. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Scotia Capital reserves the right to change, modify or withdraw the Opinion. Approach to Fairness In support of the Opinion, Scotia Capital has performed certain value analyses on the Target based on the methodologies and assumptions that Scotia Capital considered appropriate in the circumstances for the purposes of providing its Opinion. Scotia Capital believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Conclusion Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Arrangement Consideration to be paid by the Company pursuant to the Arrangement is fair from a financial point of view to the Company. Yours very truly, SCOTIA CAPITAL INC.

SCHEDULE “E”
FAIRNESS OPINION OF RBC CAPITAL MARKETS

See attached.

E-1

RBC Dominion Securities Inc. P.O. Box 50 Royal Bank Pl aza T oronto, Ontario M5J 2W7 T el ephone: (416) 842 -2000 March 27, 2020 The Board of Directors Alio Gold Inc. Suite 507 – 700 West Pender Street Vancouver, B.C. V6C 1G8 To the Board: RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that Alio Gold Inc. (the “Company”) and Argonaut Gold Inc. (“Argonaut Gold”) propose to enter into an agreement to be dated March 30, 2020 (the “Arrangement Agreement”) to effect a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), pursuant to which Argonaut Gold will acquire all of the issued and outstanding common shares of the Company (each an “Alio Gold Share”) for consideration of 0.67 common shares of Argonaut Gold for each Alio Gold Share (the “Consideration”). The terms of the Arrangement will be more fully described in a management information circular (the “Circular”), which will be mailed to the holders of the Alio Gold Shares (the “Alio Gold Shareholders”) in connection with the Arrangement. RBC also understands that each of the officers and directors of Alio Gold and Argonaut Gold will enter into a voting support agreement, pursuant to which they will vote all of the common shares they control in their respective companies in favour of the Arrangement. The board of directors (the “Board”) of the Company has retained RBC in connection with the preparation and delivery to the Board of RBC’s opinion (the “Fairness Opinion”) as to the fairness of the Consideration under the Arrangement from a financial point of view to the Alio Gold Shareholders. RBC has not prepared a valuation of the Company or any of its securities or assets and the Fairness Opinion should not be construed as such. Engage me nt The Board initially contacted RBC regarding this potential assignment in February 2020, and RBC was formally engaged by the Board through an agreement between the Company and RBC (the “Engagement Agreement”) dated February 27, 2020. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its Fairness Opinion. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada. Re lationship With Inte re ste d Partie s Neither RBC, nor any of its affiliates is an insider, associat e or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Argonaut Gold or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, Argonaut Gold or any of their respective

- 2 - associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and as described herein. With respect to the Company, in the past two years, RBC acted as financial advisor, and provided a fairness opinion, to the Company with respect to its acquisition of Rye Patch Gold Corp., completed in May 2018. Other than pursuant to certain arrangements in the Engagement Agreement, there are no understandings, agreements or commitments between RBC and the Company, Argonaut Gold or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company , Argonaut Gold or any of their respective associates or affiliates. The compensation of RBC under the Engagement Agreement does not depend in whole or in part on the conclusions reached in the Fairness Opinion or the successful outcome of the Arrangement. Royal Bank of Canada, controlling shareholder of RBC, provides banking services to Argonaut Gold in the normal course of business. RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company , Argonaut Gold or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, Argonaut Gold or the Arrangement. Cre de ntials of RBC Capital M arke ts RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairne ss opinion matters. Scope of Review In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following: 1. 2. the most recent draft, dated March 27, 2020, of the Arrangement Agreement; audited financial statements of the Company and Argonaut Gold for each of the five years ended December 31, 2015, 2016, 2017, 2018 and 2019 ; the Notice of Annual General and Special Meeting of Shareholders and Management Information Circulars of the Company for each of the two years ended December 31, 2017 and December 31, 2018; the Notice of Annual General and Special Meeting of Shareholders and Management Information Circular of Argonaut Gold for the year ended December 31, 2017 and the Notice of Annual General Meeting of Shareholders and Management Information Circular of Argonaut Gold for the year ended December 31, 2018; annual information forms of the Company for each of the two years ended December 31, 2017 and December 31, 2018; annual information forms of Argonaut Gold for each of the two years ended December 31, 2018 and December 31, 2019; 3. 4. 5. 6.

- 3 - 7. historical operating and financial results for the Company’s Florida Canyon mine for each of the last two years ended December 31, 2018 and December 31, 2019; the internal management cash flow forecast of the Company on a consolidated basis and segmented by asset and corporate costs from January 1, 2020 through to December 31, 2030; unaudited projected financial statements for Argonaut Gold, prepared by management of Argonaut Gold, on a consolidated basis and segmented by asset, for the years ending December 31, 2020 through December 31, 2044; discussions with senior management of the Company and Argonaut Gold; discussions with the Company’s legal counsel; public information relating to the business, operations, financial performance and stock trading history of the Company and Argonaut Gold and other selected public companies considered by us to be relevant; public information with respect to other transactions of a comparable nature considered by us to be relevant; public information regarding the gold mining industry; a report prepared by SRK Consulting (U.S.), Inc. entitled “ NI 43-101 Technical Report Life of Mine Plan and Mineral Reserve s for the Florida Canyon Gold Mine, Pershing County, Nevada, USA”, dated February 8, 2019; a report prepared by M3 Engineering & Technology Corp. entitled “Ana Paula Project – NI 43-101 Technical Report Amended Preliminary Feasibility Study, Guerrero, Mexico”, dated June 7, 2017; a report prepared by SRK Consulting (U.S.), Inc. entitled “NI 43-101 Technical Report on Resources and Reserves El Castillo Complex, Durango , Mexico”, dated March 27, 2018; a report prepared by SRK Consulting (U.S.), Inc. entitled “NI 43-101 Technical Report on Resources and Reserves La Colorada Gold/Silver Mine, Hermosillo , Mexico”, dated March 27, 2018; a report prepared by JDS Energy & Mining Inc. entitled “ Feasibility Study Technical Report on the Magino Project, Ontario , Canada”, dated December 21, 2017; a report prepared by SRK Consulting (U.S.), Inc. entitled “NI 43-101 Technical Report on Resources – San Antonio Project”, dated October 10, 2012; a report prepared by Kappes, Cassiday & Associates entitled “Pre-Feasibility Study NI43-101 Technical Report, Cerro del Gallo Heap Leach Project, Guanajuato, Mexico”, dated January 31, 2020; the Share Purchase Agreement between Timmins Goldcorp Mexico S.A. DE C.V. and Magna Gold Corp., dated March 5, 2020; representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances. 8. 9. 10. 11. 12. 13. 14. 15. 16. 17. 18. 19. 20. 21. 22. 23. 24. RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC. RBC’s access to Argonaut Gold was limited to the information described above, including the Argonaut Gold projections and verbal due diligence sessions with senior management of Argonaut Gold, including the President and Chief Executive Officer and the Chief Financial Officer. RBC requested a certificate of representation from Argonaut Gold; however, Argonaut Gold declined to provide such a certificate.

- 4 - Assumptions and Limitations With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial (including, without limitation, the financial statements of the Company and Argonaut Gold) and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company and Argonaut Gold, and their respective consultants and advisors (collectively, the “Information” as relates to the Company and its subsidiaries, and the “Argonaut Gold Information” a s relates to Argonaut Gold and its subsidiaries ). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information and Argonaut Gold Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information or Argonaut Gold Information. Senior officers of the Company have represented to RBC in a certificate del ivered as of the date hereof, among other things, that (i) to the best of their knowledge, the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company, any of its affiliates or any of their respective agents or advisors, for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and is at the date hereof complete, true and correct in all material respects, and did not and does no t contain any untrue statement of a material fact and did not and does not omit to state a ny material fact necessary to make such Information or any statement contained therein not misleading in light of the circumstances in which the Information was provided to RBC; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change in the Information or other material change or change in material facts, in each case, that might reasonably be considered material to the Fairness Opinion. In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met. The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, Argonaut Gold and their respective subsidiaries and affiliates, as they were reflected in the Information and the Argonaut Gold Information and as they have been represented to RBC in discussions with management of the Company and Argonaut Gold. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumption s with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement. The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affectin g the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion. RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could

- 5 - create a misleading view of the process underlying the Fa irness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Alio Gold Shareholder as to whether to vote in favour of the Arrangement. Fairness Analysis Approach to Fairness In considering the fairness of the Consideration under the Arrangement from a financial point of view to the Alio Gold Shareholders, RBC principally considered and relied upon: (i) a comparison of the Consideration to be received by the Alio Gold Shareholders to the results of a net asset value analysis of the Company; and (ii) a comparison of the multiples implied by the Consideration to an analysis of selected precedent transactions. RBC also reviewed trading multiples of publicly traded gold companies similar to the Company, but given that public trading values generally reflect minority discount values rather than “en bloc” values, RBC did not rely on this methodology. Fairness Conclusion Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, th e Consideration under the Arrangement is fair from a financial point of view to the Alio Gold Shareholders. Yours very truly, RBC DOM INION SECURITIES INC.

SCHEDULE “F”
PETITION TO THE COURT

See attached.

F-1

Court File No. VLC-S-S-203987 NO. VANCOUVER REGISTRY 15-Apr-20 IN THE SUPREME COURT OF BRITISH COLUMBIA 9DQFRXYHU IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ALIO GOLD INC. AND ARGONAUT GOLD INC. ALIO GOLD INC. PETITIONER PETITION TO THE COURT This proceeding has been started by the petitioner for the relief set out in Part 1 below, by Alio Gold Inc. (the petitioner) If you intend to respond to this petition, you or your lawyer must (a) file a response to petition in Form 67 in the above-named registry of this court within the time for response to petition described below, and (b) serve on the petitioner(s) (i) 2 copies of the filed response to petition, and (ii) 2 copies of each filed affidavit on which you intend to rely at the hearing. Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response. Time for response to petition A response to petition must be filed and served on the petitioner, (a) if you were served with the petition anywhere in Canada, within 21 days after that service, (b) if you were served with the petition anywhere in the United States of America, within 35 days after that service,

- 2 - (c) if you were served with the petition anywhere else, within 49 days after that service, or (d) if the time for response has been set by order of the court, within that time. Blake, Cassels & Graydon LLP CLAIM OF THE PETITIONER Part 1: ORDERS SOUGHT The Petitioner, Alio Gold Inc. (“Alio”) applies for: 1. An order (the “Interim Order”) pursuant to sections 186 and 288 to 297 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”) in the form attached as Appendix “I” to this Petition; 2. An order (the “Final Order”) pursuant to sections 288-297 of the BCBCA: (a) approving an arrangement (the “Arrangement”), more particularly described in the plan of arrangement (the “Plan of Arrangement”), involving Alio and Argonaut Gold Inc. (“Argonaut”). The Plan of Arrangement is attached as Schedule “C” to the management information circular entitled Notices of Meeting and Joint Management Information Circular for the Annual and Special Meeting of (1) The address of the registry is: 800 Smithe Street, Vancouver, BC, V6Z 2E1 (2) The ADDRESS FOR SERVICE of the petitioner is: Barristers & Solicitors Suite 2600, Three Bentall Centre 595 Burrard Street, PO Box 49314 Vancouver, BC V7X 1L3 Attention: Sean Boyle Fax number address for service (if any) of the petitioner: 604-631-3309 E-mail address for service (if any) of the petitioner: N/A (3) The name and office address of the petitioner’s lawyer is: Blake, Cassels & Graydon LLP Barristers & Solicitors Suite 2600, Three Bentall Centre 595 Burrard Street, PO Box 49314 Vancouver, BC V7X 1L3 Attention: Sean Boyle

- 3 - Shareholders of Argonaut Gold Inc. and the Annual and Special Meeting of Securityholders of Alio Gold Inc. (collectively, the “Circular”), attached as Exhibit “A” to the Affidavit of Zoe Pang sworn on April 15, 2020 and filed herein (the “Pang Affidavit”); and, (b) declaring that the terms and conditions of the Arrangement and the exchange of Alio Securities for Argonaut Securities to be effected thereby are procedurally and substantively fair and reasonable to those who will receive securities in the exchange; and 3. Such further and other relief as counsel for the Petitioner may advise and the Court may deem just. Part 2: FACTUAL BASIS DEFINITIONS 1. As used in this Petition, unless otherwise defined herein, terms beginning with capital letters have the respective meanings set out in the Circular. THE PETITIONER 2. Alio is a company incorporated pursuant to the laws of British Columbia with an address for service for the purpose of this proceeding at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3. 3. The Alio Shares are listed and traded on the Toronto Stock Exchange and the NYSE American under the symbol “ALO”. ARGONAUT 4. Argonaut is a company incorporated pursuant to the laws of Ontario. Argonaut's head office is located at 9600 Prototype Court, Reno, Nevada, 89521 and its registered and records office is located at 3400 One First Canadian Place, P.O. Box 130, Toronto, Ontario, Canada, M5X 1A4. 5. The Argonaut Shares are listed and traded on the TSX under the symbol “AR”.

- 4 - OVERVIEW OF THE ARRANGEMENT 6. Alio proposes, in accordance with Sections 186, 288, 289, 290 and 291 of the BCBCA, to call, hold and conduct an annual general meeting of the holders (“Alio Shareholders”) of common shares of Alio (“Alio Shares”) and a special meeting of Alio Shareholders and holders of options (“Option”), preferred shared units (“PSU”), restricted share units (“RSU”) and deferred share units (“DSU”) of Alio (collectively with Alio Shareholders, the “Alio Securityholders”) to be held virtually at http://web.lumiagm.com/264350037 at 8:30 a.m. (Pacific time) on May 20, 2020 (the “Meeting”), whereat, among other things, the Alio Shareholders and the Alio Securityholders will be asked to consider, and if deemed advisable, pass, with or without variation, a special resolution substantially in the form attached as Schedule “B” to the Circular (the “Arrangement Resolution”) approving, with or without variation, the Arrangement. 7. In particular, pursuant to the Plan of Arrangement, each of the following transactions, among others, will occur in the following order commencing at the Effective Time (capitalized terms not defined in this Petition shall have the meaning ascribed to them in the Plan of Arrangement): (a) each Alio Share held by a Dissenting Shareholder shall be deemed to have been, surrendered to Alio for cancellation (free and clear of any liens, claims or encumbrances) without any further act or formality and shall be cancelled and such Dissenting Shareholders shall cease to be the holders of such Alio Shares and to have any rights as holders of such Alio Shares other than the right to be paid fair value for such Alio Shares as set out in Article 4 of the Plan of Arrangement, and such Dissenting Shareholders’ names shall be removed as the holders of such Alio Shares from the central securities register of Alio; (b) the resignations of the Existing Alio Directors and Officers, and the appointment of the New Alio Directors and Officers, will be deemed to be effective; (c) with respect to the Alio PSUs: (i) each Alio PSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be unconditionally vested, assuming an adjustment factor of 1.0, and assigned and transferred by the holder thereof to Alio in exchange for a cash payment from Alio equal to the PSU Cash Consideration and the issuance to the holder by Alio of

- 5 - a number of Incentive Compensation Shares equal to the PSU Share Consideration in respect of such Alio PSU, net of any applicable withholding tax, and the holder of such Alio PSU shall be and shall be deemed to be the holder of such number of Incentive Compensation Shares and the central securities register shall be and shall be deemed to be revised accordingly, but the holder of such Alio PSUs shall not be entitled to a certificate or other document representing the Incentive Compensation Shares so issued; and (ii) the holder of each such Alio PSU will cease to be the holder thereof or to have any rights as a holder in respect of such Alio PSU or under the Alio PRSU Plan and the name of the holder thereof will be removed from the applicable securities register of Alio with respect to such Alio PSU; (d) With respect to the Alio RSUs: (i) each Alio RSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be unconditionally vested and assigned and transferred by the holder thereof to Alio in exchange for a cash payment from Alio equal to the RSU Cash Consideration and the issuance to the holder by Alio of a number of Incentive Compensation Shares equal to the RSU Share Consideration in respect of such Alio RSU, net of any applicable withholding tax, and the holder of such Alio RSU shall be and shall be deemed to be the holder of such number of Incentive Compensation Shares and the central securities register shall be and shall be deemed to be revised accordingly, but the holder of such Alio RSUs shall not be entitled to a certificate or other document representing the Incentive Compensation Shares so issued; (ii) the holder of each such Alio RSU will cease to be the holder thereof or to have any rights as a holder in respect of such Alio RSU or under the Alio PRSU Plan and the name of the holder thereof will be removed from the applicable securities register of Alio with respect to such Alio RSU; and (iii) the Alio PRSU Plan will be cancelled;

- 6 - (e) With respect to the Alio DSUs: (i) each Alio DSU granted and outstanding immediately prior to the Effective Time will, without further action, be deemed to be unconditionally vested and assigned and transferred by the holder thereof to Alio in exchange for a cash payment from Alio equal to the DSU Cash Consideration and the issuance of a number of Incentive Compensation Shares to the holder by Alio equal to the DSU Share Consideration in respect of such Alio DSU, net of any applicable withholding tax, and the holder of such Alio DSU shall be and shall be deemed to be the holder of such number of Incentive Compensation Shares and the central securities register shall be and shall be deemed to be revised accordingly, but the holder of such Alio DSUs shall not be entitled to a certificate or other document representing the Incentive Compensation Shares so issued; (ii) the holder of each such Alio DSU will cease to be the holder thereof or to have any rights as a holder in respect of such Alio DSU or under the Alio DSU Plan and the name of the holder thereof will be removed from the applicable securities register of Alio with respect to such Alio DSU; and (iii) the Alio DSU Plan will be cancelled; (f) each Alio Share outstanding immediately prior to the Effective Time held by an Alio Shareholder (other than Argonaut or any Dissenting Shareholder) and each Incentive Compensation Share shall be transferred by the holder thereof to Argonaut in exchange for the Arrangement Consideration and Argonaut shall be deemed to be the legal and beneficial owner thereof, free and clear of any liens, claims or encumbrances, subject to Section 3.3, Section 3.4 and Article 5 of the Plan of Arrangement; and (g) each Alio Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged by the holder thereof, without any further act or formality and free and clear of all encumbrances, for an option (each a "Replacement Argonaut Option") to acquire from Argonaut, other than as provided herein, the number of Argonaut Shares equal to the product obtained when (A) the number of Alio Shares subject to such Alio Option immediately prior

- 7 - to the Effective Time, is multiplied by (B) the Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of an Argonaut Share on any particular exercise of Replacement Argonaut Options, then the number of Argonaut Shares otherwise issuable shall be rounded down to the nearest whole number of Argonaut Shares. The exercise price per Argonaut Share subject to a Replacement Argonaut Option shall be an amount equal to the quotient obtained when (A) the exercise price per Alio Share subject to each such Alio Option immediately before the Effective Time, is divided by (B) the Exchange Ratio, provided that the aggregate exercise price payable on any particular exercise of Replacement Argonaut Options shall be rounded up to the nearest whole cent. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to the exchange of an Alio Option for a Replacement Argonaut Option. Therefore, in the event that the Replacement Argonaut Option In-The-Money Amount in respect of a Replacement Argonaut Option exceeds the Alio Option In-The-Money Amount in respect of the Alio Option for which it is exchanged, the number of Argonaut Shares which may be acquired on exercise of the Replacement Argonaut Option at and after the Effective Time will be adjusted accordingly, with effect at and from the Effective Time, to ensure that the Replacement Argonaut Option In-The-Money Amount in respect of the Replacement Argonaut Option does not exceed the Alio Option In-The-Money Amount in respect of the Alio Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. Except as set out above, the term to expiry, conditions to and manner of exercise (provided any Replacement Argonaut Option shall be exercisable at the offices of Argonaut) and the other terms and conditions of each of the Replacement Argonaut Options shall be the same as the terms and conditions of the Alio Option for which it is exchanged, except that the Replacement Argonaut Options, in the event of the Termination of the holder of the Replacement Argonaut Option, will expire on the later of the date that is one year from the Effective Date and the date that such Alio Option would have otherwise expired pursuant to the terms of the Alio Stock Option Plan or the contractual terms applicable to such Alio Options, and for greater certainty, each Replacement Argonaut Option shall continue to be governed by and be subject to the terms of the Alio Stock Option Plan or the contractual terms applicable to such Alio Options, as applicable, evidencing the grant of such Alio Option, except with

- 8 - respect to the Termination of the holder of the Replacement Argonaut Option. Any document previously evidencing an Alio Option shall thereafter evidence and be deemed to evidence such Replacement Argonaut Option and no certificates evidencing Replacement Argonaut Options shall be issued. BACKGROUND TO AND FAIRNESS OF THE ARRANGEMENT 8. The terms of the Arrangement and the provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of Alio and Argonaut. The material meetings, negotiations, discussions and actions among the parties that preceded the execution and public announcement of the Arrangement Agreement are summarized in the Circular in the section entitled “Background to the Arrangement”. 9. The board of directors of Alio (the “Alio Board”) received a fairness opinion from RBC Capital Markets Inc. which determined that, subject to the assumptions, limitations and qualifications contained there, the Arrangement Consideration to be received by Alio Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Alio Shareholders. 10. The independent members of the Alio Board, after consultation with the Alio Board’s professional advisors and considering the Alio Fairness Opinion, resolved that the Arrangement is in the best interests of Alio and to recommend to Alio Securityholders that they vote in favour of the Arrangement Resolution. 11. The completion of the Arrangement is subject to various conditions, including approval by the Alio Shareholders and the Alio Securityholders in accordance with the terms of the Interim Order and approval by the Court. THE MEETING AND APPROVALS 12. The Record Date for determining the Alio Securityholders entitled to receive notice of, attend and vote at the Meeting is the close of business on April 14, 2020. 13. In connection with the Meeting, Alio intends to send, to each Alio Securityholder, but not to Alio Securityholders who Alio, on two consecutive occasions, has sent a record but had such record returned because the Alio Securityholder could not be located, a copy of the following material and documentation (collectively referred to as the “Meeting Materials”) substantially in the form attached as Exhibits “A”, “B” and “C” to the Pang Affidavit:

- 9 - (a) the Circular (together with a cover letter to Alio Securityholders) which includes, among other things: (i) the Notice of Special Meeting of Alio Securityholders; (ii) a summary of the effects of the Arrangement; (iii) a summary of the reasons for the Recommendation; (iv) the text of the Arrangement Resolution; (v) a copy of the Alio Fairness Opinion; (vi) a copy of the Plan of Arrangement; (vii) a copy of the Petition; (viii) a copy of the Interim Order; and (ix) the text of Division 2 of Part 8 of the BCBCA setting out the dissent provisions of the BCBCA; (b) the form of proxy and letter of transmittal; and (c) a copy of the Notice of Hearing of Petition. 14. All such documents may contain such amendments thereto as Alio may advise are necessary or desirable and not inconsistent with the terms of the Interim Order. QUORUM AND VOTING 15. In accordance with the articles of Alio, the quorum required at the Meeting will be two persons present at the Meeting or represented at the Meeting by proxy and entitled to vote at the Meeting. 16. It is proposed that the vote required to pass the Arrangement Resolution will be: (a) the affirmative vote of at least two-thirds of the votes cast by Alio Shareholders, present in person or represented by proxy and entitled to vote at the Meeting, on the basis of one vote per Alio Share held;

- 10 - (b) the affirmative vote of at least two-thirds of the votes cast by Alio Securityholders, present in person or represented by proxy and entitled to vote at the Meeting, voting as a single class, on an “as converted” basis whereby in respect of (i) Options, on the basis of one Alio Share for each Option; (ii) PSUs, on the basis of one Alio Share for each PSU; (iii) RSUs, on the basis of one Alio Share for each RSU; and (iv) DSUs, on the basis of one Alio Share for each DSU. DISSENT RIGHTS 17. Each registered Alio Shareholder will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. Registered Alio Shareholders will be the only Alio Shareholders entitled to exercise rights of dissent. A beneficial holder of Alio Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Alio Shareholder to dissent on behalf of the beneficial holder of Alio Shares or, alternatively, make arrangements to become a registered Alio Shareholder. 18. In order for a registered Alio Shareholder to exercise such right of dissent (the “Dissent Right”): (a) a Dissenting Alio Shareholder must deliver a written notice of dissent which must be received by Alio c/o Blake, Cassels & Graydon LLP, Suite 2600 – 595 Burrard Street, Vancouver, BC, Canada, V7X 1L3 (Attention: Alexandra Luchenko) or by email at alexandra.luchenko@blakes.com by 5:00 p.m. (Vancouver time) on May 15, 2020 or, in the case of any adjournment or postponement of the Meeting, the date which is two business days prior to the date of the Meeting; a vote against the Arrangement Resolution or an abstention will not constitute written notice of dissent; (b) a Dissenting Alio Shareholder must not have voted his, her or its Alio Shares at the Meeting, either by proxy or in person, in favor of the Arrangement Resolution; (c) a Dissenting Alio Shareholder must dissent with respect to all of the Alio Shares held by such person; and

- 11 - (d) the exercise of such Dissent Right must otherwise comply with the requirements of sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order. 19. Notice to the Alio Shareholders of their Dissent Right with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Right in the Circular to be sent to Alio Shareholders in accordance with the Interim Order. 20. Subject to further order of this Court, the rights available to the Alio Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Alio Shareholders with respect to the Arrangement. UNITED STATES SECURITYHOLDERS 21. There are Alio Securityholders in the United States. The issuance of Argonaut Securities in exchange for Alio Securities pursuant to the Arrangement has not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”). Alio hereby advises the Court that, based upon the Final Order, Argonaut intends to rely on the exemption from the registration requirements of the 1933 Act set forth in Section 3(a)(10) thereof, with respect to the issuance of Argonaut Securities pursuant to the Arrangement. 22. In order to ensure that the exchange of Argonaut Securities issued in exchange for Alio Securities pursuant to the Arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, it is necessary that: (a) all persons entitled to receive Argonaut Securities pursuant to the Arrangement are given adequate notice advising them of their rights to attend the hearing of the Court to approve the Arrangement and are provided with sufficient information necessary for them to exercise that right; there cannot be any improper impediment to the appearance by such persons at the hearing of the Court to approve of the Arrangement (though the requirement to file a notice of an intention to appeal, will not be considered to be such an impediment); (b) all persons entitled to receive Argonaut Securities pursuant to the Arrangement are advised that such Argonaut Securities have not been registered under the 1933 Act and will be issued by Argonaut in reliance on the exemption from registration provided by Section 3(a)(10) of the 1933 Act;

- 12 - (c) the Interim Order specifies that each person entitled to receive Argonaut Securities pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and (d) the Court holds a hearing before approving the fairness of the terms and conditions of the Arrangement and issuing the Final Order, the Court finds, prior to approving the Final Order, that the terms and conditions of the issuance of Argonaut Securities in exchange for Alio Securities pursuant to the Arrangement are procedurally and substantively fair and reasonable to all persons who are entitled to receive Argonaut Securities pursuant to the Arrangement, and the Final Order expressly states that the terms and conditions of the issuance of Argonaut Securities in exchange for Alio Securities pursuant to the Arrangement are procedurally and substantively fair and reasonable to all persons entitled to receive Argonaut Securities pursuant to the Arrangement. NO CREDITOR IMPACT 23. The Arrangement does not contemplate a compromise of any debt or any debt instruments of Alio and no creditor of Alio will be negatively affected by the Arrangement. Part 3: LEGAL BASIS 1. Sections 186 and 288 to 297 the BCBCA; 2. Rules 2-1(2)(b), 4-4, 4-5, 8-1 and 16-1 of the Supreme Court Civil Rules; 3. Section 3(a)(10) of the United States Securities Act of 1933; and 4. The equitable and inherent jurisdiction of the Court. Part 4: MATERIALS TO BE RELIED ON The Petitioner will rely on: 1. Affidavit #1 of Mark Backens, made on April 15, 2020; 2. Affidavit #1 of Zoe Pang, made on April 15, 2020; 3. Affidavit #2 of Mark Backens, to be sworn; and 4. Such further and other material as counsel may advise and this Honourable Court may allow.

- 13 - The Petitioner estimates that the hearing of the petition will take 20 minutes. Date: 15/Apr/2020 Signature of lawyer for Petitioner Sean Boyle To be completed by the court only: Order made [ ] in the terms requested in paragraphs …………………… of Part 1 of this petition [ ] with the following variations and additional terms: ……………………………………………………………. ……………………………………………………………. ……………………………………………………………. ……………………………………………………………. ……………………………………………………………. Date: ……..[dd/mmm/yyyy]……… ……………………………………………………………... Signature of [ ] Judge [ ] Master

- 14 - ENDORSEMENT ON ORIGINATING PETITION FOR SERVICE OUTSIDE BRITISH COLUMBIA The Petitioner claims the right to serve this Petition outside British Columbia on the grounds enumerated in Sections 10(e) and 10(h) of the Court Jurisdiction and Proceedings Transfer Act, that the proceeding: (e) concerns contractual obligations, and (i) the contractual obligations, to a substantial extent, were to be performed in British Columbia, (ii) by its express terms, the contract is governed by the law of British Columbia, or (iii) the contract (A) is for the purchase of property, services or both, for use other than in the course of the purchaser’s trade or profession, and (B) resulted from a solicitation of business in British Columbia by or on behalf of the seller, and (h) concerns a business carried on in British Columbia.

APPENDIX “I” NO. VANCOUVER REGISTRY IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ALIO GOLD INC. AND ARGONAUT GOLD INC. ALIO GOLD INC. PETITIONER INTERIM ORDER MADE AFTER APPLICATION BEFORE THE HONOURABLE MADAM JUSTICE FITZPATRICK ) ) ) 17/Apr/2020 ON THE APPLICATION of the Petitioner, Alio Gold Inc. (“Alio”) for an Interim Order pursuant to its Petition filed on April [dd], 2020 [x] without notice coming on for hearing by teleconference at Vancouver, British Columbia on April 17, 2020 and on hearing Sean Boyle, counsel for the Petitioner and David Gruber, counsel for Argonaut Gold Inc. (“Argonaut”), and upon reading the Petition herein, the Affidavit of Mark Backens sworn on April 15, 2020 (the “Backens Affidavit”) and the Affidavit of Zoe Pang sworn on April 15, 2020 (the “Pang Affidavit”), both filed herein; and upon being advised that it is the intention of Argonaut to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “1933 Act”) as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of Argonaut issued under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement;

- 2 – THIS COURT ORDERS THAT: DEFINITIONS 1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the information circular entitled Notices of Meeting and Joint Management Information Circular for the Annual and Special Meeting of Shareholders of Argonaut Gold Inc. and the Annual and Special Meeting of Securityholders of Alio Gold Inc. (collectively, the “Circular”) attached as Exhibit “A” to the Pang Affidavit. MEETING 2. Pursuant to Sections 186, 288, 289, 290 and 291 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”), Alio is authorized and directed to call, hold and conduct an annual general meeting of the holders (“Alio Shareholders”) of common shares of Alio (“Alio Shares”) and a special meeting of Alio Shareholders and holders of options (“Option”), preferred shared units (“PSU”), restricted share units (“RSU”) and deferred share units (“DSU”) of Alio (collectively with Alio Shareholders, the “Alio Securityholders”) to be held virtually at http://web.lumiagm.com/264350037 at 8:30 a.m. (Pacific time) on May 20, 2020 (the “Meeting”): (a) to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) under Division 5 of Part 9 of the BCBCA, the full text of which is set forth in Schedule “B” to the Circular; and (b) to consider, and if thought advisable to pass resolutions voted on by Alio Shareholders only: (i) to elect the directors of Alio to hold office until their successors are elected or appointed; (ii) to appoint Deloitte LLP, Chartered Professional Accountants, as the auditor of Alio for the ensuing year and to authorize the directors to fix their remuneration; and

- 3 – (c) to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof. 3. The Meeting will be called, held and conducted in accordance with the BCBCA, the articles of Alio and the Circular subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order. ADJOURNMENT 4. Notwithstanding the provisions of the BCBCA and the articles of Alio, and subject to the terms of the Arrangement Agreement, Alio, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Alio Securityholders respecting such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements will be given by news release, newspaper advertisement, or by notice sent to Alio Securityholders by one of the methods specified in paragraph 9 of this Interim Order. 5. The Record Date (as defined in paragraph 7 below) will not change in respect of any adjournments or postponements of the Meeting. AMENDMENTS 6. Prior to the Meeting, Alio is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement, without any additional notice to the Alio Securityholders and the Arrangement and Plan of Arrangement as so amended, revised and supplemented will be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution. RECORD DATE 7. The record date for determining the Alio Securityholders entitled to receive notice of, attend and vote at the Meeting will be close of business on April 14, 2020 (the “Record Date”).

- 4 – NOTICE OF MEETING 8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Alio will not be required to send to the Alio Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA. 9. The Circular, the form of proxy, letter of transmittal, and the Notice of Hearing of Petition (collectively referred to as the “Meeting Materials”), in substantially the same form as contained in Exhibits “A”, “B” and “C” to the Pang Affidavit, with such deletions, amendments or additions thereto as counsel for Alio may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, will be sent to: (a) the registered Alio Securityholders as they appear on the central securities register of Alio or the records of its registrar and transfer agent as at the close of business on the Record Date, but not to Alio Securityholders who Alio, on two consecutive occasions, have sent a record but had such record returned because the shareholder could not be located, the Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods: (i) by prepaid ordinary or air mail addressed to the Alio Securityholders at their addresses as they appear in the applicable records of Alio or its registrar and transfer agent as at the Record Date; (ii) by delivery in person or by courier to the addresses specified in paragraph 9 (a)(i) above; or (iii) by email or facsimile transmission to any Alio Securityholder who has previously identified himself, herself or itself to the satisfaction of Alio acting through its representatives, who requests such email or facsimile transmission and the in accordance with such request; (b) in the case of non-registered Alio Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to such beneficial owners in accordance with the procedures prescribed by National Instrument 54-

- 5 – 101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting; and (c) the directors and auditors of Alio by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal; and substantial compliance with this paragraph will constitute good and sufficient notice of the Meeting. 10. Accidental failure of or omission by Alio to give notice to any one or more Alio Securityholders or any other persons entitled thereto, or the non-receipt of such notice by one or more Alio Securityholders or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Alio (including, without limitation, any inability to use postal services), will not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Alio, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. 11. Provided that notice of the Meeting is given and the Meeting Materials and Notice Materials are provided to the Alio Securityholders and other persons entitled thereto in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the meeting is waived. DEEMED RECEIPT OF NOTICE 12. The Meeting Materials and Notice Materials will be deemed, for the purposes of this Interim Order, to have been served upon and received: (a) in the case of mailing pursuant to paragraph 9(a)(i) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

- 6 – (b) in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person’s address in paragraph 9 above; and (c) in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 9(a)(iii) above, when dispatched or delivered for dispatch. UPDATING MEETING MATERIALS 13. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials and Notice Materials may be communicated to the Alio Securityholders or other persons entitled thereto by news release, newspaper advertisement or by notice sent to the Alio Securityholders or other persons entitled thereto by any of the means set forth in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Alio. QUORUM AND VOTING 14. The quorum required at the Meeting will be two persons present at the Meeting or represented at the Meeting by proxy and entitled to vote at the Meeting. 15. The vote required to pass the Arrangement Resolution will be: (a) the affirmative vote of at least two-thirds of the votes cast by Alio Shareholders, present in person or represented by proxy and entitled to vote at the Meeting, on the basis of one vote per Alio Share held; and (b) the affirmative vote of at least two-thirds of the votes cast by Alio Securityholders, present in person or represented by proxy and entitled to vote at the Meeting, voting as a single class, on an “as converted” basis whereby in respect of (i) Options, on the basis of one Alio Share for each Option; (ii) PSUs, on the basis of one Alio Share for each PSU; (iii) RSUs, on the basis of one Alio Share for each RSU; and (iv) DSUs, on the basis of one Alio Share for each DSU. 16. In all other respects, the terms, restrictions and conditions set out in the articles of Alio will apply in respect of the Meeting.

- 7 – PERMITTED ATTENDEES 17. The only persons entitled to attend the Meeting will be (i) the Alio Securityholders or their respective proxyholders as of the Record Date, (ii) Alio’s directors, officers, auditors and advisors, (iii) representatives of Argonaut, and (iv) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting will be the Alio Securityholders as at the close of business on the Record Date, or their respective proxyholders. SCRUTINEERS 18. Representatives of Alio’s registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting. SOLICITATION OF PROXIES 19. Alio is authorized to use the form of proxy and letter of transmittal in connection with the Meeting, in substantially the same form as attached as Exhibit “B” to the Pang Affidavit and Alio may in its discretion waive generally the time limits for deposit of proxies by Alio Securityholders if Alio deems it reasonable to do so. Alio is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine. 20. The procedure for the use of proxies at the Meeting will be as set out in the Meeting Materials. Alio may in its discretion waive the time limits for the deposit of proxies by Alio Securityholders if Alio deems it advisable to do so. DISSENT RIGHTS 21. Each registered Alio Shareholder will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement and the Final Order. 22. Registered Alio Shareholders will be the only Alio Shareholders entitled to exercise rights of dissent. A beneficial holder of Alio Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the

- 8 – registered Alio Shareholder to dissent on behalf of the beneficial holder of Alio Shares or, alternatively, make arrangements to become a registered Alio Shareholder. 23. In order for a registered Alio Shareholder to exercise such right of dissent (the “Dissent Right”): (a) a Dissenting Alio Shareholder must deliver a written notice of dissent which must be received by Alio c/o Blake, Cassels & Graydon LLP, Suite 2600 – 595 Burrard Street, Vancouver, BC, Canada, V7X 1L3 (Attention: Alexandra Luchenko) or by email at alexandra.luchenko@blakes.com by 5:00 p.m. (Vancouver time) on May 15, 2020 or, in the case of any adjournment or postponement of the Meeting, the date which is two business days prior to the date of the Meeting; a vote against the Arrangement Resolution or an abstention will not constitute written notice of dissent; (b) a Dissenting Alio Shareholder must not have voted his, her or its Alio Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution; (c) a Dissenting Alio Shareholder must dissent with respect to all of the Alio Shares held by such person; and (d) the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order. 24. Notice to the Alio Shareholders of their Dissent Right with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Right in the Circular to be sent to Alio Shareholders in accordance with this Interim Order. 25. Subject to further order of this Court, the rights available to the Alio Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Alio Shareholders with respect to the Arrangement.

- 9 – APPLICATION FOR FINAL ORDER 26. Upon the approval, with or without variation, by the Alio Shareholders and the Alio Securityholders of the Arrangement, in the manner set forth in this Interim Order, Alio may apply to this Court for, inter alia, an order: (a) pursuant to BCBCA Sections 291(4)(a) and 295, approving the Arrangement; and (b) pursuant to BCBCA Section 291(4)(c) declaring that the terms and conditions of the Arrangement, and the exchange of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the exchange (collectively, the “Final Order”), and the hearing of the Final Order will be held on May 22, 2020, or at such other date as this Court may direct, at 9:45 a.m. (Vancouver time) or at such other time as this Court may direct or as soon thereafter as the hearing of the Final Order can be heard, at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or in such other manner as the Court may order. 27. The form of Notice of Hearing of Petition attached the Pang Affidavit as Exhibit “C” is hereby approved as the form of Notice of Proceedings for such approval. Any Alio Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order. 28. Any Alio Securityholder seeking to appear at the hearing of the application for the Final Order must: (a) deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner’s solicitors at: Blake, Cassels & Graydon LLP Barristers & Solicitors Suite 2600, Three Bentall Centre 595 Burrard Street, PO Box 49314 Vancouver, BC V7X 1L3 Attention: Alexandra Luchenko or by email to alexandra.luchenko@blakes.com by or before 4:00 p.m. (Vancouver time) on May 21, 2020.

- 10 – 29. Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of both the Backens Affidavit and the Pang Affidavit and additional Affidavits as may be filed, is dispensed with. 30. In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials. VARIANCE 31. Alio will be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate. 32. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of Alio, this Interim Order will govern. THE FOLLOWING PARTIES APPROVE THE FORM OF THIS INTERIM ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT: Signature of Sean K. Boyle [ x ] lawyer for Petitioner Signature of David Gruber [ x ] lawyer for Argonaut Gold Inc. BY THE COURT. REGISTRAR

NO. VANCOUVER REGISTRY IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ALIO GOLD INC. and ARGONAUT GOLD INC. ALIO GOLD INC. PETITIONER INTERIM ORDER Sean K. Boyle Blake, Cassels & Graydon LLP Suite 2600, Three Bentall Centre 595 Burrard Street, PO Box 49314 Vancouver, BC, V7X 1L3 (604) 631-3300

SCHEDULE 1

INTERIM ORDER

See Schedule “H” of this Circular.

F-2

SCHEDULE “G”
NOTICE OF HEARING OF PETITION

See attached.

G-1

NO. VLC-S-S-203987
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
ALIO GOLD INC.
AND ARGONAUT GOLD INC.

ALIO GOLD INC.

PETITIONER

NOTICE OF HEARING OF PETITION

To:	The holders (“Alio Shareholders”) of common shares of Alio Gold Inc. (“Alio”)

And to:	The holders of options to purchase common shares of Alio (“Alio Optionholders”)

And to:	The holders of preferred share units of Alio (“Alio PSU Holders”)

And to:	The holders of restricted share units of Alio (“Alio RSU Holders”)

And to:	The holders of deferred share units of Alio (“Alio DSU Holders”)

NOTICE IS HEREBY GIVEN that a Petition has been filed by the Petitioner, Alio, in the Supreme Court of British Columbia (the “Court”) for approval of a plan of arrangement (the “Arrangement”), pursuant to the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”);

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application, pronounced by the Court on April 17, 2020, the Court has given directions as to the calling of an annual general meeting of Alio Shareholders and a special meeting of Alio Shareholders, Alio Optionholders, Alio PSU Holders, Alio RSU Holders and Alio DSU Holders (collectively, the “Alio Securityholders”), for the purpose of, among other things, considering, and voting upon the special resolution to approve the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms of the Arrangement are fair and reasonable, procedurally and substantively, to all those who will receive consideration under the Arrangement shall be made before the presiding Judge in Chambers on May 22, 2020, or at such other date as this Court may direct, at 9:45 a.m. (Vancouver time) or as soon thereafter as the hearing of the Final Order can be heard, at the Courthouse at 800 Smithe Street, Vancouver, British

Columbia or in such other location or other manner as this Court may order (the “Final Application”);

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof with respect to securities issued under the Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has delivered a Response in the form prescribed by the Rules of Court, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules and delivered a copy of the Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on May 21, 2020.

The Petitioner’s address for delivery is:

BLAKE, CASSELS & GRAYDON LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, P.O. Box 49314
Vancouver, B.C. V7X 1L3

Attention: Alexandra Luchenko

Or by email at alexandra.luchenko@blakes.com

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by delivering the form of “Response” as aforesaid.  You may obtain a form of “Response” at the Court website online at http://www.bclaws.ca/civix/document/id/complete/statreg/168_2009_04#Form67.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you.  If the Arrangement is approved, it will significantly affect the rights of the Alio Securityholders.

A copy of the said Petition and other documents in the proceeding will be furnished to any Alio Securityholder upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Date: April 17, 2020	“Sean K. Boyle”
Signature of lawyer for Petitioner
Sean K. Boyle

2

SCHEDULE “H”
INTERIM ORDER

See attached.

H-1

NO. VLC-S-S-203987 VANCOUVER REGISTRY IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ALIO GOLD INC. AND ARGONAUT GOLD INC. ALIO GOLD INC. PETITIONER INTERIM ORDER MADE AFTER APPLICATION BEFORE THE HONOURABLE MADAM JUSTICE FITZPATRICK ) ) ) 17/Apr/2020 ON THE APPLICATION of the Petitioner, Alio Gold Inc. (“Alio”) for an Interim Order pursuant to its Petition filed on April 15, 2020 [x] without notice coming on for hearing by teleconference at Vancouver, British Columbia on April 17, 2020 and on hearing Sean Boyle, counsel for the Petitioner and David Gruber, counsel for Argonaut Gold Inc. (“Argonaut”), and upon reading the Petition herein, the Affidavit of Mark Backens sworn on April 15, 2020 (the “Backens Affidavit”) and the Affidavit of Zoe Pang sworn on April 15, 2020 (the “Pang Affidavit”), both filed herein; and upon being advised that it is the intention of Argonaut to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “1933 Act”) as a basis for an exemption from the registration requirements of the 1933 Act with respect to securities of Argonaut issued under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement;

- 2 – THIS COURT ORDERS THAT: DEFINITIONS 1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the information circular entitled Notices of Meeting and Joint Management Information Circular for the Annual and Special Meeting of Shareholders of Argonaut Gold Inc. and the Annual and Special Meeting of Securityholders of Alio Gold Inc. (collectively, the “Circular”) attached as Exhibit “A” to the Pang Affidavit. MEETING 2. Pursuant to Sections 186, 288, 289, 290 and 291 of the Business Corporations Act, S.B.C., 2002, c. 57, as amended (the “BCBCA”), Alio is authorized and directed to call, hold and conduct an annual general meeting of the holders (“Alio Shareholders”) of common shares of Alio (“Alio Shares”) and a special meeting of Alio Shareholders and holders of options (“Option”), preferred shared units (“PSU”), restricted share units (“RSU”) and deferred share units (“DSU”) of Alio (collectively with Alio Shareholders, the “Alio Securityholders”) to be held virtually at http://web.lumiagm.com/264350037 at 8:30 a.m. (Pacific time) on May 20, 2020 (the “Meeting”): (a) to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) approving an arrangement (the “Arrangement”) under Division 5 of Part 9 of the BCBCA, the full text of which is set forth in Schedule “B” to the Circular; and (b) to consider, and if thought advisable to pass resolutions voted on by Alio Shareholders only: (i) to elect the directors of Alio to hold office until their successors are elected or appointed; (ii) to appoint Deloitte LLP, Chartered Professional Accountants, as the auditor of Alio for the ensuing year and to authorize the directors to fix their remuneration; and

- 3 – (c) to transact such further or other business, including amendments to the foregoing, as may properly be brought before the Meeting or any adjournment or postponement thereof. 3. The Meeting will be called, held and conducted in accordance with the BCBCA, the articles of Alio and the Circular subject to the terms of this Interim Order, and any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order. ADJOURNMENT 4. Notwithstanding the provisions of the BCBCA and the articles of Alio, and subject to the terms of the Arrangement Agreement, Alio, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Alio Securityholders respecting such adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements will be given by news release, newspaper advertisement, or by notice sent to Alio Securityholders by one of the methods specified in paragraph 9 of this Interim Order. 5. The Record Date (as defined in paragraph 7 below) will not change in respect of any adjournments or postponements of the Meeting. AMENDMENTS 6. Prior to the Meeting, Alio is authorized to make such amendments, revisions or supplements to the proposed Arrangement and the Plan of Arrangement, in accordance with the terms of the Arrangement Agreement, without any additional notice to the Alio Securityholders and the Arrangement and Plan of Arrangement as so amended, revised and supplemented will be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution. RECORD DATE 7. The record date for determining the Alio Securityholders entitled to receive notice of, attend and vote at the Meeting will be close of business on April 14, 2020 (the “Record Date”).

- 4 – NOTICE OF MEETING 8. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and Alio will not be required to send to the Alio Securityholders any other or additional statement pursuant to Section 290(1)(a) of the BCBCA. 9. The Circular, the form of proxy, letter of transmittal, and the Notice of Hearing of Petition (collectively referred to as the “Meeting Materials”), in substantially the same form as contained in Exhibits “A”, “B” and “C” to the Pang Affidavit, with such deletions, amendments or additions thereto as counsel for Alio may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order, will be sent to: (a) the registered Alio Securityholders as they appear on the central securities register of Alio or the records of its registrar and transfer agent as at the close of business on the Record Date, but not to Alio Securityholders who Alio, on two consecutive occasions, have sent a record but had such record returned because the shareholder could not be located, the Meeting Materials to be sent at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by one or more of the following methods: (i) by prepaid ordinary or air mail addressed to the Alio Securityholders at their addresses as they appear in the applicable records of Alio or its registrar and transfer agent as at the Record Date; (ii) by delivery in person or by courier to the addresses specified in paragraph 9 (a)(i) above; or (iii) by email or facsimile transmission to any Alio Securityholder who has previously identified himself, herself or itself to the satisfaction of Alio acting through its representatives, who requests such email or facsimile transmission and the in accordance with such request; (b) in the case of non-registered Alio Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to such beneficial owners in accordance with the procedures prescribed by National Instrument 54-

- 5 – 101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Meeting; and (c) the directors and auditors of Alio by mailing the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal; and substantial compliance with this paragraph will constitute good and sufficient notice of the Meeting. 10. Accidental failure of or omission by Alio to give notice to any one or more Alio Securityholders or any other persons entitled thereto, or the non-receipt of such notice by one or more Alio Securityholders or any other persons entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of Alio (including, without limitation, any inability to use postal services), will not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and will not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Alio, then it will use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. 11. Provided that notice of the Meeting is given and the Meeting Materials and Notice Materials are provided to the Alio Securityholders and other persons entitled thereto in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the meeting is waived. DEEMED RECEIPT OF NOTICE 12. The Meeting Materials and Notice Materials will be deemed, for the purposes of this Interim Order, to have been served upon and received: (a) in the case of mailing pursuant to paragraph 9(a)(i) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

- 6 – (b) in the case of delivery in person pursuant to paragraph 9(a)(ii) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person’s address in paragraph 9 above; and (c) in the case of any means of transmitted, recorded or electronic communication pursuant to paragraph 9(a)(iii) above, when dispatched or delivered for dispatch. UPDATING MEETING MATERIALS 13. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials and Notice Materials may be communicated to the Alio Securityholders or other persons entitled thereto by news release, newspaper advertisement or by notice sent to the Alio Securityholders or other persons entitled thereto by any of the means set forth in paragraph 9 of this Interim Order, as determined to be the most appropriate method of communication by the Board of Directors of Alio. QUORUM AND VOTING 14. The quorum required at the Meeting will be two persons present at the Meeting or represented at the Meeting by proxy and entitled to vote at the Meeting. 15. The vote required to pass the Arrangement Resolution will be: (a) the affirmative vote of at least two-thirds of the votes cast by Alio Shareholders, present in person or represented by proxy and entitled to vote at the Meeting, on the basis of one vote per Alio Share held; and (b) the affirmative vote of at least two-thirds of the votes cast by Alio Securityholders, present in person or represented by proxy and entitled to vote at the Meeting, voting as a single class, on an “as converted” basis whereby in respect of (i) Options, on the basis of one Alio Share for each Option; (ii) PSUs, on the basis of one Alio Share for each PSU; (iii) RSUs, on the basis of one Alio Share for each RSU; and (iv) DSUs, on the basis of one Alio Share for each DSU. 16. In all other respects, the terms, restrictions and conditions set out in the articles of Alio will apply in respect of the Meeting.

- 7 – PERMITTED ATTENDEES 17. The only persons entitled to attend the Meeting will be (i) the Alio Securityholders or their respective proxyholders as of the Record Date, (ii) Alio’s directors, officers, auditors and advisors, (iii) representatives of Argonaut, and (iv) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting will be the Alio Securityholders as at the close of business on the Record Date, or their respective proxyholders. SCRUTINEERS 18. Representatives of Alio’s registrar and transfer agent (or any agent thereof) are authorized to act as scrutineers for the Meeting. SOLICITATION OF PROXIES 19. Alio is authorized to use the form of proxy and letter of transmittal in connection with the Meeting, in substantially the same form as attached as Exhibit “B” to the Pang Affidavit and Alio may in its discretion waive generally the time limits for deposit of proxies by Alio Securityholders if Alio deems it reasonable to do so. Alio is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine. 20. The procedure for the use of proxies at the Meeting will be as set out in the Meeting Materials. Alio may in its discretion waive the time limits for the deposit of proxies by Alio Securityholders if Alio deems it advisable to do so. DISSENT RIGHTS 21. Each registered Alio Shareholder will have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of Sections 237-247 of the BCBCA, as modified by the terms of this Interim Order, the Plan of Arrangement and the Final Order. 22. Registered Alio Shareholders will be the only Alio Shareholders entitled to exercise rights of dissent. A beneficial holder of Alio Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the

- 8 – registered Alio Shareholder to dissent on behalf of the beneficial holder of Alio Shares or, alternatively, make arrangements to become a registered Alio Shareholder. 23. In order for a registered Alio Shareholder to exercise such right of dissent (the “Dissent Right”): (a) a Dissenting Alio Shareholder must deliver a written notice of dissent which must be received by Alio c/o Blake, Cassels & Graydon LLP, Suite 2600 – 595 Burrard Street, Vancouver, BC, Canada, V7X 1L3 (Attention: Alexandra Luchenko) or by email at alexandra.luchenko@blakes.com by 5:00 p.m. (Vancouver time) on May 15, 2020 or, in the case of any adjournment or postponement of the Meeting, the date which is two business days prior to the date of the Meeting; a vote against the Arrangement Resolution or an abstention will not constitute written notice of dissent; (b) a Dissenting Alio Shareholder must not have voted his, her or its Alio Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution; (c) a Dissenting Alio Shareholder must dissent with respect to all of the Alio Shares held by such person; and (d) the exercise of such Dissent Right must otherwise comply with the requirements of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, this Interim Order and the Final Order. 24. Notice to the Alio Shareholders of their Dissent Right with respect to the Arrangement Resolution will be given by including information with respect to the Dissent Right in the Circular to be sent to Alio Shareholders in accordance with this Interim Order. 25. Subject to further order of this Court, the rights available to the Alio Shareholders under the BCBCA and the Plan of Arrangement to dissent from the Arrangement will constitute full and sufficient Dissent Rights for the Alio Shareholders with respect to the Arrangement.

- 9 – APPLICATION FOR FINAL ORDER 26. Upon the approval, with or without variation, by the Alio Shareholders and the Alio Securityholders of the Arrangement, in the manner set forth in this Interim Order, Alio may apply to this Court for, inter alia, an order: (a) pursuant to BCBCA Sections 291(4)(a) and 295, approving the Arrangement; and (b) pursuant to BCBCA Section 291(4)(c) declaring that the terms and conditions of the Arrangement, and the exchange of securities to be effected by the Arrangement, are procedurally and substantively fair and reasonable to those who will receive securities in the exchange (collectively, the “Final Order”), and the hearing of the Final Order will be held on May 22, 2020, or at such other date as this Court may direct, at 9:45 a.m. (Vancouver time) or at such other time as this Court may direct or as soon thereafter as the hearing of the Final Order can be heard, at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or in such other manner as the Court may order. 27. The form of Notice of Hearing of Petition attached the Pang Affidavit as Exhibit “C” is hereby approved as the form of Notice of Proceedings for such approval. Any Alio Securityholder has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order, subject to the terms of this Interim Order. 28. Any Alio Securityholder seeking to appear at the hearing of the application for the Final Order must: (a) deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner’s solicitors at: Blake, Cassels & Graydon LLP Barristers & Solicitors Suite 2600, Three Bentall Centre 595 Burrard Street, PO Box 49314 Vancouver, BC V7X 1L3 Attention: Alexandra Luchenko or by email to alexandra.luchenko@blakes.com by or before 4:00 p.m. (Vancouver time) on May 21, 2020.

-10-29. Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Interim Order will constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of both the Backens Affidavit and the Pang AfMav!t an.;! addi tionalAffidavits as may be flied, is di spensed wi th. 30. In the event the hearing for the FinalOrder is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials. VARIANCE 31. Alio will be entiUed.at any time.to apply to vary this Interim Order or for such further order or orders as may be appropriate. 32. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA. applicable Securities Laws or the articles of Alio, this Interim Order will govern. THE FOLLOWING PARTIES APPROVE THE FORM OF THIS INTERIM ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY , THAT ARE INDICATED ABOVE AS BEING BY CONSENT: Signature of Sean K.Boyle [ x ) lawyer for Petitioner r;-- Signature of David Gruber [ x ]lawyer for Argonaut Gold Inc. BY THE COURT. REGISTRAR

NO. VLC-S-S-203987 VANCOUVER REGISTRY IN THE SUPREME COURT OF BRITISH COLUMBIA IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ALIO GOLD INC. and ARGONAUT GOLD INC. ALIO GOLD INC. PETITIONER INTERIM ORDER Sean K. Boyle Blake, Cassels & Graydon LLP Suite 2600, Three Bentall Centre 595 Burrard Street, PO Box 49314 Vancouver, BC, V7X 1L3 (604) 631-3300 s

SCHEDULE “I”
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA) — SECTIONS 237 TO 247
DIVISION 2 OF PART 8

Definitions and application

237. (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238. (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles;

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution; (h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239. (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240. (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241. If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242. (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243. (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244. (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245. (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246. The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247. If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE “J”
INFORMATION CONCERNING ARGONAUT

The following information concerning Argonaut should be read in conjunction with the information described below under “Information Concerning Argonaut — Documents Incorporated by Reference” and the information concerning Argonaut appearing elsewhere in the Circular. Capitalized terms used but not otherwise defined in this Schedule “J” — “Information Concerning Argonaut” shall have the meaning ascribed to them in the Circular. See “Glossary of Terms”.

Documents Incorporated by Reference

Information has been incorporated by reference in the Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Dan Symons, Vice President, Investor Relations, at 3400 One First Canadian Place, P.O. Box 130, Toronto, Ontario, M5X 1A4. Alternatively, these documents may be obtained at Argonaut’s website (www.argonautgold.com), and are also available electronically on SEDAR (www.sedar.com) under Argonaut’s issuer profile.

The following documents (“documents incorporated by reference” or “documents incorporated herein by reference”) of Argonaut are specifically incorporated by reference herein and form an integral part of the Circular:

(a)                                 the Argonaut AIF dated March 25, 2020 for the year ended December 31, 2019;

(b)                                 the annual audited consolidated financial statements of Argonaut and the notes thereto for each of the years ended December 31, 2019 and 2018, together with the auditors’ report thereon;

(c)                                  the management’s discussion and analysis of the financial condition and results of operations for the years ended December 31, 2019 and 2018;

(d)                                 the management information circular of Argonaut dated April 5, 2019 in connection with the annual and special meeting of shareholders of Argonaut held on May 2, 2019; and

(e)                                  the material change report of Argonaut dated April 9, 2020 relating to Arrangement Agreement between Argonaut and Alio.

Any document of the type referred to above in (a) through (e) and any other document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus filed by Argonaut with a securities commission or similar regulatory authority in Canada after the date of the Circular and prior to the date of completion of the Arrangement will be deemed to be incorporated by reference in the Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for purposes of the Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of the Circular.

Information contained in or otherwise accessed through Argonaut’s website, https://www.argonautgold.com or any other website does not form part of the Circular.

Summary Description of the Business

Argonaut is a mining company engaged in the exploration, development and production of gold and, to a lesser extent, silver. Argonaut’s primary assets are the El Castillo Complex, the La Colorada Mine, the Cerro del Gallo Project and the Magino Project. Argonaut also holds the San Antonio property, an advanced exploration project, as well as several early stage exploration projects, all of which are located in North America.

Argonaut’s principal product is gold, with silver produced and sold as a by-product. Argonaut is focused on profitability, a growing production profile and operating in a safe and responsible manner. Argonaut plans to achieve growth through the expansion of existing operations, development of its mineral properties and acquisitions of outside properties held by others.

Corporate Structure

Argonaut is a corporation existing under the OBCA. Argonaut’s registered office is located at One First Canadian Place, Suite 3400, Toronto, Ontario, Canada, M5K 1A4 and its head office is located at 9600 Prototype Court, Reno, Nevada, United States of America, 89521. Argonaut is a reporting issuer in all provinces and territories of Canada.

The chart below sets out the organizational structure of Argonaut.

Recent Developments

In January 2019, Argonaut received a positive decision statement for the environmental assessment under the Canadian Environmental Assessment Act, 2012 for its Magino Project.

In April 2019, Argonaut completed the provincial environmental assessment process with receipt of a positive statement of completion for its Magino Project.

On August 26, 2019, Argonaut entered into a series of zero-cost collar gold option contracts. The contracts cover a total of 145,500 ounces of gold through mid-2022. The floor price of the monthly gold collars was set at $1,450 per ounce with the ceiling price of the collars ranging from $1,630 per ounce in the fourth quarter of 2019 to $1,760 per ounce for the first half of 2022. Argonaut will realize the actual gold sales price if the price of gold remains within the range of the collars. These contracts were entered into to extend the life of the relatively high-cost El Castillo mine.

On September 10, 2019, Argonaut completed a private placement of 1,176,500 flow-through common shares for net proceeds of approximately $4.0 million to fund an expanded drill program targeting high-grade, deep mineralization at its Magino Project.

In November 2019, the Mexican Environmental Authority (“SEMARNAT”) issued a ruling to not approve the updated Environmental Impact Assessment for the San Antonio Project.

On December 18, 2019, Argonaut announced the results of a positive Pre-Feasibility Study for its Cerro del Gallo Project.

In December 2019, SEMARNAT issued a ruling to not approve the combined Environmental Impact Assessment, Environmental Risk Assessment and Change in Use of Soil for the Cerro del Gallo Project.

On January 17, 2020 Argonaut announced record annual gold equivalent ounce production of 186,615 during 2019 and fourth quarter 2019 gold equivalent once production of 47,521.

In early February, 2020 Argonaut filed a technical report entitled “Pre-Feasibility Study —NI 43-101 Technical Report - Cerro del Gallo Heap Leach Project - Guanajuato, Mexico” in relation to the Cerro del Gallo Project in Guanajuato, Mexico, with a report effective date of January 31, 2020 and a mineral reserve effective date of October 24, 2019.

On March 30, 2020, Argonaut entered into the Arrangement Agreement, setting forth the terms and conditions for the Arrangement. See “The Arrangement”, “Arrangement Agreement”, “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this Circular.

On April 1, 2020, Argonaut announced that the Mexican federal government has mandated that all non-essential businesses, including mining, temporary suspend operations until April 30, 2020 due to the COVID-19 virus.

Consolidated Capital

Other than as set for the in the table below, there has been no material change in the consolidated capital of Argonaut since December 31, 2019.

Type of Security	Amount Authorized for Issuance as at the date of this Circular	Amount outstanding as of December 31, 2019	Amount Outstanding as of the date of this Circular
Argonaut Shares	Unlimited	179,496,503	180,694,816
Argonaut Options	Not Applicable	4,143,818	4,724,699
Argonaut Restricted Share Units	Not Applicable	1 ,750,951	2,283,196
Argonaut Performance Share Units	Not Applicable	1,366,006	2,297,701

Description of the Common Shares

Argonaut’s authorized capital stock consists of an unlimited number of Argonaut Shares, of which 180,694,816 are issued and outstanding as of the date of the Circular. Each Argonaut Share entitles the holder thereof to receive notice of any meetings of the shareholders of Argonaut and to attend and to cast one vote per Argonaut Share at all such meetings. Holders of Argonaut Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Argonaut Shares entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Argonaut Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Argonaut Board at its discretion from funds legally available therefore and, upon the liquidation, dissolution or winding up of Argonaut, are entitled to receive on a pro rata basis the net assets of Argonaut after payment of debts and liabilities. The Argonaut Shares do not carry any pre-emptive, subscription, redemption, retraction or conversion rights, nor do they contain any sinking or purchase fund provisions.

Prior Sales

The following table sets out the number of Argonaut Shares, and securities that are convertible into Argonaut Shares, issued by Argonaut during the 12-month period preceding the date of the Circular.

Date of Issuance	Number of Securities Issued	Type of Security	Issue/Exercise Price ($)	Reason for Issuance
June 13, 2019	105,949	Common Shares	1.10	Exercise of Options
August 7, 2019	25,356	Options	2.51	Grant of Options
August 7, 2019	26,049	Restricted Share Units	2.51	Grant of Restricted Share Units
October 2, 2019	10,000	Common Shares	1.32	Exercise of Options
September 10, 2019	1,176,500	Common Shares	3.40	Issuance of flow-through shares
January 17, 2020	505,237	Common Shares	1.98	Contractual obligation(1)
March 2, 2020	767,500	Options	1.44	Grant of Options
March 2, 2020	1,506,477	Restricted Share Units	1.44	Grant of Restricted Share Units
March 2, 2020	959,268	Performance Share Units	1.44	Grant of Performance Share Units

(1) Pursuant to a community agreement between Argonaut and Michipicoten First Nations, dated January 17, 2020.

Trading Price and Volume

The Argonaut Shares trade on the TSX under the symbol “AR”. The high and low prices of the Argonaut Shares as well as the monthly trading volume on the TSX from March 1, 2019 to April 16, 2020 is shown below.

Date	High (C$)	Low (C$)	Volume (#)
April 2019	1.91	1.65	315,748
May 2019	1.75	1.46	209,250
June 2019	1.93	1.69	317,865
July 2019	2.60	1.71	619,318
August 2019	2.87	2.19	668,276
September 2019	2.58	2.06	572,445
October 2019	2.34	1.98	325,955
November 2019	2.27	1.61	350,500
December 2019	2.00	1.70	411,290

Date	High (C$)	Low (C$)	Volume (#)
January 2020	2.25	1.62	654,173
February 2020	1.73	1.12	593,011
March 2020	1.51	0.76	1,330,914
April 1 - 16, 2020	1.53	0.92	1,057,855

On March 27, 2020, the last trading day prior to the date of the public announcement of the Arrangement Agreement, the closing price of the Argonaut Shares on the TSX was $1.06. On March 30, 2020, the closing price of the Argonaut Shares on the TSX was $1.05.

Risk Factors

An investment in Argonaut Shares should be considered highly speculative and investors should carefully consider all of the information disclosed in the Circular and the documents incorporated herein by reference. In addition to the other information and risk factors set out elsewhere in the Circular, including those set out under “Risk Factors” in this Schedule “J” — “Information Concerning Argonaut”, the risk factors described in the Argonaut AIF and the following risk factors should be given special consideration by Alio Shareholders when evaluating whether to approve the Arrangement Resolution.

Commodity Price Volatility

The profitability of Argonaut’s operations will be dependent upon the market price of mineral commodities. Mineral prices, including the price of gold, fluctuate widely and are affected by numerous factors beyond the control of Argonaut. One such factor appeared in November of 2019, as a novel strain of the coronavirus (“COVID-19”) emerged in Wuhan, China and has now spread to several other countries, including Canada and the U.S. COVID-19 has created a yet unknown impact on the market price and volatility of commodities. The level of interest rates, the rate of inflation, the world supply and liquidity of mineral commodities and the stability of exchange and future rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and on-going political developments. The price of mineral commodities, including the price of gold, has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Corporation’s business, financial condition and results of operations. Furthermore, mineral reserve estimations and life of mine plans using significantly lower metal prices could result in material write-downs of Argonaut’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Argonaut’s mineral reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Pandemic Virus Outbreak

A pandemic virus outbreak, such as COVID-19, could lead to disruptions in many aspects of Argonaut’s business operations resulting from government policies restricting mobility, assembly, or contact to, employees and suppliers across the global supply chain. Such policies may include the closures of mines and processing facilities, warehouses and logistics supply chains. A pandemic virus outbreak could also lead to disruptions in business operations resulting from travel restrictions and impacts uncertainty regarding the duration, and the financial and social extent of the virus and policy responses to the virus.

Argonaut may be unable to successfully integrate the business of Argonaut and Alio and realize the anticipated benefits of the Arrangement.

Achieving the benefits of the Arrangement depends in part on the ability of Argonaut to effectively capitalize on its scale, to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations of Argonaut with Alio. A variety of factors may adversely affect the ability of Argonaut to achieve the anticipated benefits of the Arrangement.

There are risks related to the integration of the existing businesses of Argonaut and Alio.

The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and operational matters of Argonaut.

Argonaut will face competition for mineral interest acquisitions and the mining industry is competitive in all stages.

Many companies are engaged in the search for and the acquisition of mineral interests, and there is a limited supply of desirable mineral interests. The mineral exploration business is competitive in all phases. Many companies are engaged in the acquisition of mining interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. Argonaut may be at a competitive disadvantage in acquiring interests in these natural resource properties as many competitors have greater financial resources and technical staff. There can be no assurance that Argonaut will be able to compete successfully against other companies in acquiring other investments in mineral properties. In addition, Argonaut may be unable to acquire any such interests at acceptable valuations and on terms it considers to be acceptable. Argonaut’s inability to acquire or obtain interests in mineral properties may result in a material and adverse effect on Argonaut’s profitability, results of operation and financial condition.

In addition, there is no assurance that a ready market will exist for the sale of commercial quantities of mineralized material. Factors beyond the control of Argonaut may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

Interests of Experts

Certain legal matters relating to the Arrangement will be passed upon on behalf of Argonaut by Bennett Jones LLP. As of the date of this Circular, the partners and associates of Bennett Jones LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Argonaut Shares or shares of any of Argonaut’s associates or affiliates.

PricewaterhouseCoopers LLP, Argonaut’s auditor, is independent within the meaning of the Chartered Professional Accountants of British Columbia code of professional conduct.

Material Contracts

Except for contracts entered into by Argonaut in the ordinary course of business, the only material contract entered into by Argonaut since the beginning of the most recently completed financial year or that are still in effect, is the Arrangement Agreement (see under the heading “The Arrangement Agreement” in this Circular).

SCHEDULE “K”
INFORMATION CONCERNING ALIO

The following information is presented on a pre-Arrangement basis and reflects certain selected information of Alio Gold Inc. (the “Company” or “Alio” in this Schedule). All capitalized terms used in this Schedule “J” and not defined herein have the meaning ascribed to such terms in the “Glossary of Terms” or elsewhere in the Circular.

CORPORATE SUMMARY

The Company was incorporated pursuant to the Business Corporations Act (British Columbia) on March 17, 2005. On May 12, 2017, the Company changed its name from “Timmins Gold Corp.” to “Alio Gold Inc.”

The Company’s head office is located at Suite 507 — 700 West Pender Street, Vancouver, British Columbia, V6C 1G8. The Company’s registered and records office is located at Blake, Cassels & Graydon LLP, 595 Burrard Street, Suite 2600, Vancouver, BC V7X 1L3.

Alio is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, Canada. Alio is listed on the TSX and the NYSE American with the trading symbol “ALO”. The fiscal year end of Alio is December 31.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in the Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained from Alio free of charge, by writing to Lynette Gould at: Alio Gold Inc., 507 — 700 West Pender Street, Vancouver, British Columbia, V6C 1G8 and are also available electronically at www.sedar.com and on the website maintained by the SEC at www.sec.gov.

The following documents listed below and filed by Alio with the various securities commissions or similar authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference into, and form an integral part of, the Circular:

1.                                 annual information form dated March 30, 2020 for the year ended December 31, 2019 (the “Alio AIF”)

2.                                 audited consolidated financial statements as of December 31, 2019 and 2018, and for the three years ended December 31, 2019, together with the notes thereto and the independent auditor’s report thereon;

3.                                 management’s discussion and analysis as of  December 31, 2019 and 2018 and for the three years ended December 31, 2019 (the “Alio MD&A”);

4.                                 material change report dated March 5, 2020 relating to the entering into the share purchase agreement with Magna Gold Corp. to sell Alio’s wholly owned subsidiary, Molimentales del Noroeste S.A. de C.V. (“Molimentales”);

5.                                 material change report dated April 9, 2020 relating to Arrangement Agreement between Argonaut and Alio; and

6.                                 management information circular for the Alio Annual General Meeting dated June 27, 2019.

References herein to the Circular also include any and all documents incorporated by reference in the Alio Annual Management Information Circular dated April 17, 2020. Any document of the types referred to above and certain other disclosure documents as set forth in Item 11.1 of Form 41-101F1 of National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators filed by Alio with the securities commissions or similar regulatory authorities in Canada after the date of the Circular and prior to the Effective Time shall be deemed to be incorporated by reference in the Circular.

Any statement contained herein or in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for the purpose of the Circular to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement or a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified form to constitute part of the Circular; rather only such statement as so modified or superseded shall be considered to constitute part of the Circular.

Information contained in or otherwise accessed through Alio’s website, www.aliogold.com, or any other website does not form part of the Circular.

INTERCORPORATE RELATIONSHIPS

As at December 31, 2019, the corporate structure of the Company is as follows:

Notes:

*All subsidiaries are 100% owned, except that, as at December 31, 2019, 0.01% of the issued and outstanding share capital of Timmins Goldcorp Mexico S.A. de C.V. was owned by Mark Backens, 0.01% of the issued and outstanding share capital of Aurea Mining Inc. was owned by Alio Gold Inc., 0.01% of the issued and outstanding share capital of Molimentales. was owned by Arturo Bonillas and 0.01% of the issued and outstanding share capital of Minera Aurea S.A. de C.V. was owned by Molimentales.

**On March 5, 2020, Magna Gold Corp. (“Magna”) agreed to purchase from Timmins Goldcorp S.A. de C.V. (“Timmins”) all of the shares of Molimentales held by Timmins. Upon closing Timmins will receive 9,740,000 shares of Magna. $5 million in cash is to be received by Timmins within 12 months of the closing or, if Magna does make such cash payment to Timmins, Magna will, in lieu of such cash payment, grant to Timmins a 1.0% net smelter returns royalty in respect of certain property owned by Molimentales.

SUMMARY DESCRIPTION OF BUSINESS

The Company is a publicly traded gold producer that owns and operates the Florida Canyon Mine, an open pit gold mine in Pershing County, Nevada USA, consisting of 11,866 hectares of surface area in the state of Nevada, USA. The Company also owns development stage properties in the states of Sonora and Guerrero, Mexico. The Company’s principal product is gold with silver produced and sold as a by-product.

CONSOLIDATED CAPITALIZATION

Other than as set forth in the table below, there has been no material change in the consolidated capitalization of Alio since December 31, 2019.

	Amount Authorized as at the date of this Circular	Amount Outstanding as of December 31, 2019 (audited)	Amount Outstanding as of the date of this Circular (unaudited)

Alio Shares	Unlimited	85,993,371	85,993,371
Alio Options	Not Applicable	3,194,790	5,386,511
Alio Warrants	Not Applicable	2,305,811	2,305,811
Alio DSUs	Not Applicable	516,412	891,412
Alio PSUs	Not Applicable	354,978	307,181
Alio RSUs	Not Applicable	379,491	1,243,435

PRIOR SALES

The following table summarizes the (i) grants of Alio Options (ii) issuance of Alio Shares and (iii) issuances of securities exercisable for Alio Share by Alio within the 12 months prior to the date of this circular.

Date of Sale	Price or Exercise Price	Number and Type of Securities	Reason for Issuance
November 14, 2019	$0.6975	1,286,228 common shares	As consideration for entering into a loan facility with Sprott Private Resource Lending II (Collector), LP
June 27, 2019	$1.00	1,679,554 options	Option grant
November 19, 2019	$0.78	400,000 options	Option grant
April 1, 2020	$0.71	2,222,681 options	Option grant

Trading Price and Volume

The Alio Shares are currently listed and posted for trading on the TSX and the NYSE American under the symbol “ALO”. The Following table sets forth, from March 1, 2019 to April 16, 2020, the intraday high and low sale prices and composite volume of trading of the Alio shares reported on the TSX and the NYSE American.

Toronto Stock Exchange

Month	High C$	Low C$	Close C$	Volume
March 2019	1.14	0.97	0.97	3,754,221
April 2019	1.06	0.90	0.93	1,478,481
May 2019	0.93	0.71	0.82	1,898,277
June 2019	1.03	0.79	1.01	2,203,074
July 2019	1.22	0.99	1.07	3,387,165
August 2019	1.16	0.93	0.93	3,404,497
September 2019	0.97	0.82	0.82	2,199,643
October 2019	0.85	0.74	0.80	2,239,754
November 2019	0.86	0.74	0.80	1,607,841
December 2019	1.01	0.80	1.01	3,151,465
January 2020	1.07	0.93	0.99	1,105,352
February 2020	1.09	0.80	0.84	1,282,342
March 2020	1.00	0.43	0.70	1,880,910
April 1 — April 16, 2020	0.99	0.65	0.89	1,232,613

NYSE American

Month	High US$	Low US$	Close US$	Volume
March 2019	0.8801	0.7189	0.7189	437192
April 2019	0.81	0.6701	0.6883	289837
May 2019	0.7	0.5083	0.6008	356620
June 2019	0.8	0.5838	0.7809	487290
July 2019	0.938	0.71	0.8252	695573
August 2019	0.928	0.7	0.7099	778224
September 2019	0.75	0.61	0.619	414786
October 2019	0.635	0.557	0.61	220013
November 2019	0.658	0.55	0.6027	459187
December 2019	0.798	0.5952	0.7845	636065
January 2020	0.839	0.71	0.7489	493457
February 2020	0.8258	0.6112	0.625	518983
March 2020	0.763	0.3	0.485	852061
April 1 — April 16, 2020	0.72	0.4533	0.63	303803

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of common shares (“Common Shares”) without par value. As of April 14, 2020, the Company had 85,993,371 Common Shares issued and outstanding, and there were 5,386,511 Common Shares issuable upon the exercise of outstanding stock options, 1,243,435 Common Shares issuable upon the exercise of equity settled restricted share units (“RSUs”), 307,181 Common Shares issuable upon the exercise of equity settled performance share units (“PSUs”) and 891,412 deferred share units (“DSUs”) issued and outstanding.

Alio Shares

The holders of the Alio Shares are entitled to receive notice of and to attend and vote at all meetings of the holders of Alio Shares. Each Alio Share confers the right to one vote in person or by proxy at all annual or extraordinary general meetings of the holders of Alio Shares. Holders of Alio Shares are entitled to dividends as and when declared by the directors. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution will be distributed to the holders of Alio Shares.

The authorized capital of the Company also includes an unlimited number of non-voting convertible preference shares (“Preferred Shares”) without par value, none of which are currently issued and outstanding as of the date of this Circular. The Preferred Shares are not entitled to dividends and upon dissolution, winding-up or other distribution of assets of the Company, the preferred shareholders shall participate ratably in equal amounts per share with the holders of Alio Shares without preference or distinction, in the remaining assets of the Company.

Options

The Alio Options are granted pursuant to the Alio Stock Option Plan which was adopted by the directors of Alio on May 24, 2016. The number of stock options which may be issued under the Alio Stock Option Plan is limited and cannot be increased without shareholder approval.

Under the Alio Stock Option Plan, options may be granted to: (i) full-time employees or part- time employees of the Company or any of its subsidiaries working not less than 20 hours per week; (ii) consultants of the Company or any of its subsidiaries; (iii) an individual employed by an entity providing management services to the Company or (iv) a director of the Company or any of its subsidiaries.

The total number of Alio Shares which may be reserved and available for issuance under the Alio Stock Option Plan, together with any securities of the Company under any other security-based compensation arrangements, may not exceed 10% of the issued and outstanding common shares of the Company from time to time. The exercise price of options granted pursuant to the Alio Stock Option Plan is determined by the Compensation Committee at the time of grant and may not be less than the Market Price (defined in the Alio Stock Option Plan to be the closing price of the Alio Shares on the TSX for the last market trading day prior to the date of grant of the option if the Alio Shares are listed on the TSX) of the Alio Shares, provided, however, that in the case of an incentive stock option granted to a U.S. participant who directly or indirectly controls over 10% of the voting rights attached to the Company’s Alio Shares, the exercise price shall be no less than 110% of the Market Price on the date of grant.

Pursuant to the terms of the Alio Stock Option Plan, options may be granted for a term not exceeding five years. Options are non-assignable and non-transferable, otherwise than by will or by the operation of law as stated in the Alio Stock Option Plan. The Compensation Committee has complete discretion to establish or modify vesting provisions for each option granted, provided, however, that all options must vest in stages over a period of at least 18 months.

The Alio Board may terminate or amend the Alio Stock Option Plan at any time without shareholder approval to: (a) make formal minor or technical modifications; (b) to correct any defect, supply any omission, or reconcile any inconsistency; (c) to change the vesting provisions of an option or the; (d) to change the termination provisions of the option or the Alio Stock Option Plan which does not entail an extension beyond the original expiry date; (e) to add or modify a cashless exercise feature; (f) to add or change provisions relating to any form of financial assistance provided by the Company; and (g) to make any other change to any provision of the Alio Stock Option Plan, in accordance with applicable Securities Laws, provided however, that no amendment may be made without the consent of an adversely affected participant and shareholder approval must be obtained in accordance with the requirements of the Alio Stock Option Plan to: (i) issue to any one holder of options, within a 12 month period, such number of Alio Shares exceeding 5% of the Company’s issued and outstanding Alio Shares; (ii) increase the number of Alio Shares issuable under options granted pursuant to the Alio Stock Option Plan; (iii) change the persons who qualify as eligible persons under the Alio Stock Option Plan; (iv) reduce the exercise price of an option; (v) cancel and re-issue an option; (vi) extend the term of an option to an insider or extend the expiry date beyond the original expiry date; (vii) make options transferable or assignable other than by will or operation of law; (viii) increase the level of insider participation under the Alio Stock Option Plan; or (ix) a change to amendment provisions of the Alio Stock Option Plan.

Deferred share units

Deferred share units are awarded pursuant to Alio’s 2017 Deferred Share Unit Plan (the “DSU Plan”). Under the DSU Plan directors of Alio and other employees as designated by the Corporate Governance and Nominating Committee are eligible to receive awards of DSUs. Each DSU awarded has the same value as one common share listed on the TSX. DSUs will be retained until the director leaves the Alio Board, at which time the cash value of the DSUs is paid out.

The DSU Plan allows directors to make an advance election to receive all or a portion of their cash retainers as DSUs. DSUs may not be redeemed until a director leaves the Alio Board. At that time, directors redeem their units for a cash payment equal to the value of DSUs redeemed based on the fair market value of Common Shares on the date of redemption.

Performance and restricted share units

The following is a summary of the principal terms of the PRSU Plan (the “PRSU Plan”):

The Company adopted the PRSU Plan on September 12, 2017 pursuant to which the Alio Board may, from time to time, determine those eligible employees and officers of the Company who will receive grant of RSUs and/or PSUs (PSUs, together with RSUs, are collectively referred to as Share Units). Share Units are notional shares that have the same value as Alio Shares. No common shares are issuable pursuant to the PRSU Plan.

The purposes of the PRSU Plan are to: (i) ensure that interests of key persons are aligned with the success of the Corporation; (ii) provide compensation opportunities to attract, retain and motivate key employees of the Corporation and its subsidiaries; (iii) create an ownership mentality among key employees; and (iv) mitigate excessive risk taking by Corporation employees.

Subject to the Compensation, Corporate Governance and Nominating Committee reporting to the Alio Board on all matters relating to the PRSU Plan and obtaining approval of the Alio Board for those matters required by the Committee’s mandate, the PRSU Plan is administered by the Compensation, Corporate Governance and Nominating Committee which has the sole and absolute discretion to: (i) grant Share Units to eligible employees; (ii) interpret and administer the PRSU Plan; (iii) establish, amend and rescind any rules and regulations relating to the PRSU Plan; (iv) establish conditions to the vesting of Share Units; (v) set, waive and amend performance targets; (vi) determine the manner of settlement of vested Share Units; and (vii) make any other determinations that the Compensation, Corporate Governance and Nominating Committee deems necessary or desirable for the administration of the PRSU Plan. The Compensation Committee may correct any defect or supply any omission or reconcile any inconsistency in the PRSU Plan, in the manner and to the extent the Compensation Committee deems, in its sole and absolute discretion, necessary or desirable.

Each Share Unit granted to a Participant under the PRSU Plan will be credited to the Participant’s share unit account. From time to time, a Participant’s share unit account will be credited with dividend share units in the form of additional Share Units, in respect of outstanding PSUs or RSUs, as applicable, on each dividend payment date in respect of which normal cash dividends are paid on common shares. Dividend Share Units are not paid out until the underlying vested RSU or PSU, as applicable, is paid out.

Each Share Unit will vest on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the PRSU Plan or is determined by the Compensation Corporate Governance and Nominating Committee, conditional on the satisfaction of any additional vesting conditions established by that committee. The number of PSUs that vest on a vesting date will be the number of PSUs (and dividend PSUs) scheduled to vest on such vesting date multiplied by the applicable adjustment factor set out and defined in the relevant grant agreement. The adjustment factor will be determined based on the Company’s performance, as described in the applicable grant agreement.

Vested Share Units are redeemed on a date selected by the Company within a specified period of each award’s vesting date. The redemption date may not be later than December 31 of the third year following the year in respect of which the Share Unit is awarded.

The Alio Board may amend, suspend or terminate the PRSU Plan, or any portion thereof, at any time, in accordance with applicable legislation, and subject to any required regulatory or shareholder approval. No amendment, suspension or termination may materially adversely affect any Share Units, or any rights pursuant thereto, granted previously to any participant without the consent of that participant.

The Alio Board may amend or modify any outstanding Share Unit in any manner to the extent that the Alio Board would have had the authority to initially grant the award as so modified or amended, provided that, where such amendment or modification is adverse to the holder, the consent of the holder is required to effect such amendment or modification.

RECENTLY COMPLETED AND PROBABLE ACQUISITIONS

On March 30, 2020 the Company announced that it had entered into a definitive agreement for an at-market merger (the “Arrangement Agreement”) with Argonaut Gold Inc. (“Argonaut”) whereby Argonaut will acquire all of the issued and outstanding shares of Alio Gold (the “Transaction”). Under the terms of the Arrangement Agreement, all of the Company’s issued and outstanding common shares will be exchanged on the basis of 0.67 of an Argonaut common share for each Alio Gold common share (the “Exchange Ratio”).

The Arrangement Agreement has been approved by the boards of directors of Argonaut and Alio Gold, and each board recommends that their respective shareholders vote in favor of the Transaction. Alio Gold will be entitled to nominate two directors to the Argonaut board upon closing.

The proposed business combination will be affected by way of a Plan of Arrangement completed under British Columbia law. The Transaction will require approval by 66 2/3 percent of the votes cast by the shareholders of Alio Gold at a special meeting of Alio Gold shareholders. The issuance of Argonaut common shares in connection with the Transaction will require the approval of a simple majority of the shareholders of Argonaut voting at a special meeting. Officers and directors of Alio Gold and Argonaut have entered into voting support agreements, pursuant to which they will vote their common shares held in favour of the Transaction. In addition to shareholder approvals, the Transaction is subject to the receipt of certain regulatory, court and stock exchange approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. The Transaction is also subject to the closing of Alio Gold’s sale of the shares of Molimentales to Magna announced on March 6, 2020.

The Arrangement Agreement includes customary provisions including non-solicitation provisions, a right to match any superior proposal and a US$2.0 million termination fee payable to Argonaut under certain circumstances. Details of the proposed arrangement and a description of the resulting company will be set out in a Circular mailed to all shareholders in connection with the meeting.

RISK FACTORS

There are a number of risk factors that could affect Alio’s business. For information pertaining to the outlook and conditions currently known to Alio that could have a material impact on the financial condition, operations and business of Alio, Alio Shareholders should refer to the “Risk Factors” that are described in detail in the Alio AIF and Alio’s MD&A, which are incorporated herein by reference. Alio Shareholders should carefully consider all of the information disclosed in the Circular and the documents incorporated by reference herein including the risk factors relating to the Arrangement as set forth in the Circular.

The Mexican government has declared a national health emergency due to the COVID-19 pandemic. Numerous health precautions have been decreed, including the suspension of non-essential businesses, with only essential services to remain open. Mining does not qualify as an essential service so for the protection of the Company’s staff, employees, contractors and communities, the Company has suspended its mining operations in Mexico until April 30, 2020 as mandated by the Mexican government. The Company is retaining essential personnel at each mine site during the suspension period to maintain safety protocols, environmental monitoring, security measures and equipment maintenance. Essential personnel are following the Company’s strict COVID-19 safety protocols and non-essential employees have been sent home to self-isolate and stay healthy, while continuing to receive their base pay.

As the COVID-19 health emergency is dynamic and, given that the ultimate duration of the suspension period is uncertain, the impact on the Company’s 2020 production and costs is presently indeterminable.

In addition to the foregoing, the Company’s business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on third parties’ ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions to planned drill programs, mining and processing operations shutdowns, and other factors that will depend on future developments beyond the Company’s control. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company’s operating results and ability to raise capital.

The risk factors that are identified in the Circular and the documents incorporated by reference are not exhaustive. Additional risks and uncertainties, including those currently unknown, may also adversely affect the business of Alio going forward.

SCHEDULE “L”
INFORMATION CONCERNING THE COMBINED COMPANY

The following is a summary of the Combined Company, its business and operations, which should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular. The information contained in this Schedule “L”, unless otherwise indicated, is given as of April 17, 2020.

All capitalized terms used in this Schedule “L” and not defined herein have the meaning ascribed to such terms in the “Glossary of Terms” or elsewhere in this Circular. Unless otherwise indicated herein, references to “$”, “C$” or “Canadian dollars” are to Canadian dollars, and references to “US$” or “U.S. dollars” are to United States dollars. See in this Circular, “General Matters — Exchange Rate Data”. See also in this Circular, “Cautionary Statement Regarding Forward-Looking Statements”.

Corporate Structure

Name and Incorporation

On completion of the Arrangement, the Combined Company will continue the current operations of Argonaut and Alio under the name “Argonaut Gold Inc.”, and be governed by the laws of the Province of Ontario. The Combined Company will, immediately following the Effective Time, directly own all of the issued and outstanding Alio Shares and Alio will be a wholly-owned subsidiary of Argonaut.

It is expected that the business operations of the Combined Company will be headquartered in Reno, Nevada with its head office located at 9600 Prototype Court, Reno, Nevada, USA, 89521.

The following diagram sets forth the corporate structure of the Combined Company following the Arrangement.

Description of the Business of the Combined Company

On completion of the Arrangement, the Combined Company will carry on the business operated by Argonaut and Alio, and its efforts will be focused on optimizing operations to improve company performance and production at its mining operations in the United States and Mexico. The Combined Company intends to evaluate and execute on growth opportunities from within its development asset portfolio.

The Combined Company’s portfolio of assets will include the following:

•                  the Florida Canyon Mine;

•                  the El Castillo Complex;

•                  the Magino Project;

•                  the Cerro del Gallo Project;

•                  the Ana Paula Project;

•                  the La Colorado Mine; and

•                  approximately US$55 million in pro forma cash and available funds as of December 31, 2019.

During 2019, Argonaut set a record for annual production of 186,615 gold equivalent ounces and the Combined Company is aiming to maintain a strong production record, however its production could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by COVID-19.

Description of Securities

The authorized share capital of the Combined Company will be the same as the currently authorized share capital of Argonaut and the rights associated with each common share of the Combined Company will be the same as the rights associated with each Argonaut Share. The Combined Company will have an unlimited number of Argonaut Shares authorized for issuance.

Based on pro forma figures as of the date hereof that give effect to the Arrangement, it is anticipated that there will be (i) 57,615,559 Argonaut Shares issued and outstanding, and (ii) 2,119,766 options to acquire Argonaut Shares issued and outstanding. See “Pro Forma Consolidated Capitalization” in Schedule “M” — “Argonaut Gold Inc. - Pro Forma Consolidated Financial Statements”.

Unaudited Pro Forma Financial Information

Consolidated financial statements of the Combined Company following completion of the Arrangement have been compiled from the underlying financial statements of Argonaut and Alio, which have each been prepared in accordance with IFRS, to illustrate the effect of the Arrangement. The unaudited pro forma consolidated financial statements of the Combined Company and accompanying notes are included in Schedule “M” — “Argonaut Gold Inc. - Pro Forma Consolidated Financial Statements” to this Circular. The following is selected from the unaudited pro forma consolidated financial information (expressed in thousands of United States dollars) is based on the assumptions described in the respective notes to the unaudited pro forma consolidated financial statements included in this Circular at Schedule “M” — “Argonaut Gold Inc. - Pro Forma Consolidated Financial Statements”.

Pro Forma Consolidated Capitalization

The following table sets forth the approximate capitalization of the Combined Company after giving effect to the Arrangement.

Designation of Security	Amount Authorized or to be Authorized	Amount Outstanding After Giving Effect to the Arrangement
Argonaut Shares	Unlimited(1)	239,103,329
Argonaut Options	Not Applicable(2)	4,724,699
Replacement Argonaut Options	Not Applicable(3)	3,608,962
Argonaut PSUs	Not Applicable(4)	2,297,701
Argonaut RSUs	Not Applicable(5)	2,283,196
Alio Warrants	Not Applicable(6)	2,305,811

Notes:

(1)              Based on there being (i) 180,694,816 Argonaut Shares outstanding as of the date hereof, and (ii) 85,993,371 Alio Shares outstanding as of the date hereof, entitling the holder thereof to acquire 0.67 of an Argonaut Share for each Alio Share upon the closing of the Arrangement.

(2)              See “Table 13: Securities Authorized For Issuance Under Equity Compensation Plans” in the 2020 management information circular of Argonaut at Schedule “O” — “Annual Matters of Argonaut”.

(3)              Based on there being 5,386,511 Alio Options outstanding as of the date hereof. Assuming that no such Alio Options are exercised on or prior to the Effective Time, up to 3,608,962 Argonaut Shares may become issuable upon the exercise of Replacement Argonaut Options.

(4)              See “Long-Term Incentive Plan” in the 2020 management information circular of Argonaut at Schedule “O” — “Annual Matters of Argonaut”.

(5)              See “Long-Term Incentive Plan” in the 2020 management information circular of Argonaut at Schedule “O” — “Annual Matters of Argonaut”.

(6)              Based on there being 2,305,811 Alio Warrants outstanding as of the date hereof. Assuming that no such Alio Warrants are exercised on or prior to the Effective Time, up to 1,544,893 Argonaut Shares may become issuable upon the exercise of Alio Warrants on a pre-consolidation basis.

Dividends

There will be no restrictions in the Combined Company’s articles or elsewhere, other than customary general solvency requirements, which would prevent the Combined Company from paying dividends following completion of the Arrangement. However, Argonaut has not paid any dividends within the three most recently completed financial years and it is not contemplated that any dividends will be paid on the Argonaut Shares in the immediate future, as it is anticipated that all available funds will be reinvested in Argonaut to finance the growth of its business. Any decision to pay dividends on the Argonaut Shares in the future will be made by the Argonaut Board on the basis of the earnings, financial requirements and other conditions existing at such time. For information on Argonaut’s dividend policy, see “Description of Common Shares” in Schedule “J” — “Information Concerning Argonaut”.

Principal Securityholders

To the best of the knowledge of the directors and officers of Argonaut and Alio, upon completion of the Arrangement, there will be no persons or companies who will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to the Combined Company common shares, after giving effect to the Arrangement.

Following the completion of the Arrangement, separately or together, Argonaut does not anticipate that (i) any person will hold more than 20% of the Argonaut Shares, or (ii) control of the Combined Company will be materially affected.

Officers and Directors of the Combined Company

Officers

Following the completion of the Arrangement, it is expected that the management of the Combined Company will be the current management of Argonaut, which includes the following individuals: (i) Peter C. Dougherty, President & Chief Executive Officer; (ii) David A. Ponczoch, Chief Financial Officer; (iii) W. Robert Rose, Vice President of Technical Services; (iv) Dan Symons, Vice-President, Investor Relations; and (v) Brian Arkell, Vice President, Exploration.

Directors

Following the completion of the Arrangement, it is expected that the board of directors of the Combined Company will be led by the current Chairman of the Argonaut Board, James E. Kofman and that board of directors will be comprised of all of the current directors of Argonaut, being James E. Kofman, Ian Atkinson, Peter C. Dougherty,

Christopher R. Lattanzi, Peter Mordaunt, Dale C. Peniuk, and Audra Walsh as well as two former directors of Alio, being Paula Rogers and Stephen Lang.

Executive Compensation

Following the completion of the Arrangement, it is expected that the Combined Company will maintain the policies of Argonaut with respect to executive compensation. See “Statement of Executive Compensation” in the 2020 management information circular of Argonaut at Schedule “O” — “Annual Matters of Argonaut”.

Compensation of Directors

Following the completion of the Arrangement, it is expected that the Combined Company will maintain the policies of Argonaut with respect to director compensation. See “Director Compensation” in the management information circular of Argonaut at Schedule “O” — “Annual Matters of Argonaut”.

Stock Exchange Listing

On the completion of the Arrangement, it is expected that the Argonaut Shares will continue to trade on the TSX under the symbol “AR”.

Auditor

Following the completion of the Arrangement, it is expected that the auditor for the Combined Company will be PricewaterhouseCoopers LLP.

Registrar and Transfer Agent

Following the completion of the Arrangement, it is expected that the transfer agent and registrar of the Combined Company will be Computershare Trust Company of Canada.

SCHEDULE “M”
ARGONAUT GOLD INC. — PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

See attached.

M-1

Argonaut Gold Inc. PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS December 31, 2019 (Expressed in thousands of United States Dollars) (Unaudited)

ARGONAUT GOLD INC. UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION As at December 31, 2019 (Unaudited, expressed in thousands of United States dollars) Purchase Price Allocation Adjustments $ Argonaut Gold Inc. $ Sale of Subsidiary Note 5(a) $ Pro Forma Consolidated $ Alio Gold Inc. $ Notes ASSETS Current assets Cash and cash equivalents Receivables Inventories Prepaid income tax Prepaid expenses and other 38,787 22,335 55,885 1,177 1,744 16,567 7,914 62,949 - 2,717 (5,640) 1,265 (19,076) - (633) (371) - 5,453 - - 5(b) 49,343 31,514 105,211 1,177 3,828 5(c) 119,928 90,147 (24,084) 5,082 191,073 Non-current portion of inventory Mineral properties, plant and equipment Deferred income taxes Other assets 11,405 464,086 10,906 300 - 148,877 - 12,260 - (5,206) - 5,454 - (71,266) - - 11,405 536,491 10,906 18,014 5(d) Total assets 606,625 251,284 (23,836) (66,184) 767,889 LIABILITIES Current liabilities Accounts payable and accrued liabilities Income taxes payable Current portion of debt Current portion of lease liability Flow-through share premium Derivative liabilities 37,935 2,229 - - 480 378 30,877 - 614 10,009 - - (17,448) - - - - - 1,400 - - - - - 5(e) 52,764 2,229 614 10,009 480 378 41,022 41,500 (17,448) 1,400 66,474 Debt Reclamation provision Lease liabilities Deferred income taxes Derivative liabilities Other liabilities Total liabilities 10,000 17,651 - 1,864 1,484 3,688 14,838 35,640 29,375 8,670 - 2,650 - (4,735) - (536) - - - - - (4,518) - - 24,838 48,556 29,375 5,480 1,484 6,338 5(f) 75,709 132,673 (22,719) (3,118) 182,545 SHAREHOLDERS' EQUITY Share capital Contributed surplus Deficit Accumulated other comprehensive loss Total shareholders' equity Total liabilities and shareholders' equity 789,425 18,004 (192,057) (84,456) 324,360 20,549 (226,298) - - - (1,117) - (268,572) (20,509) 226,015 - 5(g),(h) 5(g),(i) 5(e),(g) 845,213 18,044 (193,457) (84,456) 530,916 118,611 (1,117) (63,066) 585,344 606,625 251,284 (23,836) (66,184) 767,889 The accompanying notes form an integral part of these pro forma consolidated financial statements.

Argonaut Gold Inc. Unaudited Pro Forma Consolidated Statement of Loss For the year ended December 31, 2019 (Unaudited, expressed in thousands of United States dollars) Sale of Subsidiary Note 5(a) $ Argonaut Gold Inc. $ Alio Gold Inc. $ Pro Forma Adjustments $ Pro Forma Consolidated $ Notes Revenue Cost of sales Gross profit 268,885 254,409 111,541 114,260 (50,527) (53,634) - (325) 329,899 314,710 5(j),(k) 14,476 (2,719) 3,107 325 15,189 Exploration expenses General and administrative expenses Other operating expense (income) Impairment of mineral properties, plant and equipment Loss from operations 693 13,819 (2,356) 111,291 842 6,927 783 124,148 - (1,669) - (43,597) - - - (80,551) 1,535 19,077 (1,573) 111,291 5(l) (108,971) (135,419) 48,373 80,876 (115,141) Finance income Finance expenses Gains (losses) on derivatives Other income (expense) Net income (loss) before taxes 58 (1,709) (1,438) 3,529 - (2,802) (3,804) 1,050 - 351 1,374 (796) - - - - 58 (4,160) (3,868) 3,783 (108,531) (140,975) 49,302 80,876 (119,328) Current income tax expense (recovery) Deferred income tax expense (recovery) Net income (loss) 3,712 (19,151) (1,929) (2,823) - 3,291 - - 1,783 (18,683) (93,092) (136,223) 46,011 80,876 (102,428) The accompanying notes form an integral part of these pro forma consolidated financial statements.

Argonaut Gold Inc. Notes to the Pro Forma Consolidated Financial Statements As at and for the year ended December 31, 2019 (Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited) 1. BASIS OF PRESENTATION These unaudited pro forma consolidated financial statements have been prepared in connection with the proposed transaction between Argonaut Gold Inc. (the “Company” or “Argonaut”) and Alio Gold Inc. (“Alio”) as set forth in the Arrangement Agreement between Argonaut and Alio dated March 30, 2020. Pursuant to the Arrangement Agreement, Argonaut will acquire all of the issued and outstanding common shares of Alio (the “Transaction”). The Transaction is expected to close in the second quarter of 2020. These unaudited pro forma consolidated financial statements have been prepared from information derived from, and should be read in conjunction with, the audited consolidated financial statements of each of the Company and Alio as at and for the year ended December 31, 2019, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These pro forma consolidated financial statements have been compiled from and include: (a) An unaudited pro forma consolidated statement of financial position as of December 31, 2019 combining: (i) The consolidated statement of financial position of the Company as of December 31, 2019; The consolidated statement of financial position of Alio as of December 31, 2019; and The adjustments described in Note 5. (ii) (iii) This statement assumes that the Transaction occurred December 31, 2019. (b) An unaudited pro forma consolidated statement of loss for the year ended December 31, 2019 combining: (i) The consolidated statement of loss of the Company for the year ended December 31, 2019; The consolidated statement of loss of Alio for the year ended December 31, 2019; and The adjustments described in Note 5. (ii) (iii) This statement assumes that the Transaction occurred January 1, 2019. The unaudited pro forma consolidated financial statements are not intended to reflect the financial performance or the financial position of the Company which would have resulted had the Transaction been effected on the dates indicated. Actual amounts recorded upon completion of the Transaction will likely differ from those recorded in the unaudited pro forma consolidated financial statements and such differences could be material. Any potential synergies that may be realized, integration costs that may be incurred upon completion of the Transaction or other non-recurring changes have been excluded from the unaudited pro forma financial information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. 2. SIGNIFICANT ACCOUNTING POLICIES The accounting policies used in preparing the unaudited pro forma consolidated financial statements are set out in the Company’s consolidated financial statements for the year ended December 31, 2019. In preparing the unaudited pro forma consolidated financial statements a preliminary review was undertaken to identify any accounting policy differences between the accounting policies used by Page | 4

Argonaut Gold Inc. Notes to the Pro Forma Consolidated Financial Statements As at and for the year ended December 31, 2019 (Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited) Alio and those of the Company where the impact was potentially material and could be reasonably estimated. Based on this preliminary review, the Company has not identified accounting policies that significantly depart from those followed by the Company. Alio’s accounting policy for leasing under IFRS 16 Leases may have some variations in application as compared to the current application of policies by Argonaut. This impact has yet to be assessed as in-depth analysis is required. For purposes of these pro forma financial statements, the Company has retained the respective policies of each entity. A final review of accounting policies and policy elections will be completed after closing to ensure any differences have been identified, synchronized and recognized. 3. DESCRIPTION OF THE TRANSACTION Under the terms of the Transaction, Alio shareholders will receive 0.67 of an Argonaut share for each Alio share held (the "Exchange Ratio"). Outstanding Alio performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) will be settled through a combination of cash and Argonaut shares upon closing. Alio options and warrants will be converted into options and warrants to acquire the Company’s common shares based on the Exchange Ratio and other commensurate adjustments as set forth in the Arrangement Agreement. Completion of the Transaction is contingent on the approval of the shareholders of both Argonaut and Alio and is subject to court and regulatory approvals and other customary conditions. 4. PURCHASE PRICE ALLOCATION The proposed acquisition of the outstanding common shares of Alio by the Company pursuant to the Transaction constitutes a business combination in accordance with IFRS 3 Business Combinations (“IFRS 3”), with Argonaut identified as the acquirer. Accordingly, the Company has applied the principles of IFRS 3 in the pro forma accounting for the acquisition of Alio, which requires the Company recognize Alio’s identifiable assets acquired and liabilities assumed at fair value, recognize consideration transferred in the acquisition at fair value and recognize goodwill or a bargain purchase gain, if any, as the excess or deficiency of consideration transferred over the net acquisition date fair value of identifiable assets acquired and liabilities assumed. As of the date of these consolidated pro forma financial statements, Argonaut has not completed a detailed valuation process to arrive at the required final estimates of the fair value of the Alio’s assets to be acquired and liabilities to be assumed. A final determination of the fair value of Alio’s assets and liabilities, including inventory, mineral properties, plant and equipment and others, will be based on economic factors in effect and Alio’s assets and liabilities that exist at the closing date of the Transaction and, therefore, cannot be made prior to the closing date. In addition, the value of consideration to be paid by Argonaut upon the consummation of the Transaction will be determined based on the closing price of Argonaut’s common shares at the closing date. As a result, the pro forma adjustments set out herein are preliminary only and are subject to change as additional information becomes available and additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing this unaudited pro forma financial information. No adjustments to the purchase price have been assumed with respect to share-based payments that have been or may be issued or granted by Alio subsequent to December 31, 2019 and before the closing date of the Transaction, including those disclosed elsewhere in this Joint Information Circular, which may affect the fair value of the consideration to be allocated to the acquired assets and assumed liabilities at the time of the Transaction close. Since December 31, 2019, Alio has issued 863,944 RSUs and 300,000 DSUs, the value of which will be recorded by Alio as share-based compensation in the period from January 1, 2020 through to the date of closing and which are estimated to be settled Page | 5

Argonaut Gold Inc. Notes to the Pro Forma Consolidated Financial Statements As at and for the year ended December 31, 2019 (Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited) in $390 of cash and Argonaut shares with a value of $375, based on a fair value of $0.96 (CA $1.34) per share using the closing price of Argonaut common shares and a CAD/USD exchange rate of 0.72 at April 13, 2020. No adjustments have been made with respect to change of control payments of $3,002 (CA $4,170) that would become payable in the event existing Alio officers are terminated within a specified period following a change of control as no such contractual commitments are in place as to such terminations. The fair value assumptions with respect to Alio’s assets and liabilities have been based on information obtained in preliminary discussions with Alio’s management, preliminary valuation information, due diligence and other information presented in Alio’s public filings. Until the Transaction is completed, both companies are limited in their ability to share certain information. Upon completion of the Transaction, a final determination of fair value of Alio’s assets and liabilities will be performed. Increases and decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the values reflected in the unaudited pro forma statement of financial position and unaudited pro forma statement of loss. The final purchase consideration and purchase price allocation may be materially different than the amounts reflected in the pro forma information presented below as a result of facts and assumptions at the date of the Transaction close, including share and share-based instruments outstanding, assets and liabilities in existence, market information and other assumptions, including share prices, commodity prices, exchange rates and other valuation assumptions. The estimated purchase consideration and the preliminary fair values of assets acquired and liabilities assumed for the purposes of these unaudited pro forma consolidated financial statements are based on assumptions summarized in the tables below and in the notes to these pro forma consolidated financial statements. The estimated purchase consideration was based on a share price of $0.96 (CA $1.34), representing Argonaut’s share price on April 13, 2020. If the share price of Argonaut were to increase (decrease) by 50% at the transaction closing date, the pro forma value of shares issuable upon closing in exchange for outstanding shares, PSUs, RSUs and DSUs of Alio at December 31, 2019 is estimated to increase (decrease) by approximately $28,000, with corresponding increases (decreases) in the fair value of cash, option and warrant consideration exchanged for Alio’s PSUs, RSUs, DSUs, options and warrants. Estimated Argonaut purchase consideration: $000s Argonaut shares to be issued to Alio shareholders Argonaut shares to be issued in exchange for Alio’s PSUs, RSUs and DSUs(1) Argonaut options and warrants to be exchanged for vested Alio options and warrants(2) Estimated cash consideration paid to Alio PSU, RSU and DSU holders(1) 55,400 388 40 371 56,199 (1) The fair values of Argonaut cash and shares to be issued in exchange for Alio’s PSUs, RSUs and DSUs, 50% of which is to be settled in Argonaut shares and 50% of which is to be settled in cash, were estimated based on share prices and exchange rates on April 13, 2020. The PSUs, RSUs and DSUs vest immediately prior to the close of the Transaction. No adjustments have been made with respect to 300,000 DSUs and 863,944 RSUs issued as share-based payments after December 31, 2019, which will be expensed by Alio after December 31, 2019 and become part of the consideration upon close. No adjustments have been made with respect to withholding taxes to be withheld on behalf of recipients. Page | 6

Argonaut Gold Inc. Notes to the Pro Forma Consolidated Financial Statements As at and for the year ended December 31, 2019 (Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited) (2) Amounts represent Argonaut options and warrants to be issued as part of the acquisition with respect to vested option and warrants of Alio outstanding at December 31, 2019. Fair values have been estimated using the Black-Scholes valuation method. For each vested outstanding Alio option existing immediately prior to the Transaction close, the number of share options and their respective exercise prices were adjusted to reflect the Exchange Ratio and exercise prices as set forth in the Arrangement Agreement. Alio warrants will become exercisable for Argonaut shares in lieu of Alio shares, based on the exercise prices and expiry dates of the Alio warrants prior to the closing of the Transaction and the number of shares based on the Exchange Ratio. The expiry date of each Alio option and warrant as it existed immediately prior to the Transaction was used for the purpose of the Black-Scholes valuation calculation. This calculation excludes Argonaut options to be issued in exchange for Alio’s unvested employee options (including 1,968,954 unvested options outstanding at December 31, 2019 and 2,222,681 options issued as share-based payments subsequent to December 31, 2019), the fair value of which will be recorded over the vesting period following the closing of the Transaction. Net Assets acquired: $000s Cash and cash equivalents Receivables Inventories Prepaid expenses and other Mineral properties, plant and equipment Other assets: Investment in Magna Gold Corp. shares Reclamation bonds Accounts payable and accrued liabilities Debt, including current portion Reclamation provision Lease liabilities, including current portion Deferred income taxes Other liabilities 10,927 9,179 49,326 2,084 72,405 5,454 12,260 (13,429) (15,452) (30,905) (39,384) (3,616) (2,650) 56,199 5. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS The unaudited pro forma consolidated financial statements reflect the following assumptions and adjustments to give effect to the proposed business combination. As of the date of this Joint Information Circular, Argonaut is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information other than as described in the pro forma assumptions and adjustments. Assumptions and adjustments made are as follows: a) The elimination of assets, liabilities, revenue and expenses of Molimentales del Noroeste S.A. de C.V. (the “Subsidiary”), which owns the San Francisco mine and which is the subject of a prior sale agreement between Alio and Magna Gold Corp. (“Magna”) pursuant to which Alio has agreed to sell 100% of the shares of the Subsidiary to Magna. The sale of the Subsidiary is a condition precedent to the Transaction, which may be waived at Argonaut’s sole discretion. The adjustment includes the receipt of consideration of 9,740,000 shares in Magna and a $5 million receivable, which is convertible into a 1% net smelter royalty in the San Francisco mine if the receivable is not paid within 365 days. The fair value of the shares of Magna have been estimated based on the share price of Magna as of April 13, 2020 resulting in a value of $5,454. The adjustment to record the receivable is presented net of receivables disposed of upon the assumed disposition of the Subsidiary. The pro forma consolidated statement of loss does not Page | 7

Argonaut Gold Inc. Notes to the Pro Forma Consolidated Financial Statements As at and for the year ended December 31, 2019 (Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited) reflect an adjustment with respect to assumed income generated from the Magna consideration. The issuance of cash in partial settlement to Alio PSU, RSU and DSU holders as described in note 4. The difference between the estimated fair value and carrying value of Alio’s inventories based on the spot gold price on the date of the statement of financial position less estimated costs to complete, as applied to volumes estimated by Alio at December 31, 2019. The difference between the estimated fair value and carrying value of Alio’s mineral properties, plant and equipment. For purposes of the pro forma financial statements, any excess (shortfall) of the consideration paid over (under) the estimated fair value of Alio’s net assets has been assumed to be attributable to the fair value of mineral properties, plant and equipment. Upon completion of the Company’s valuation of mineral properties, plant and equipment, such excess (shortfall), if any, will be reclassified to goodwill or a bargain purchase gain. The obligation to pay transaction costs of approximately $1,400 estimated to be incurred by Argonaut and Alio subsequent to December 31, 2019. The reduction of Alio’s deferred tax liabilities as a result of the pro forma adjustments discussed above. These pro forma consolidated financial statements assume acquired deferred tax assets in excess of deferred tax liabilities have not been recognized. The elimination of historical equity of Alio. The issuance of common shares to Alio shareholders and Alio DSU, RSU and PSU holders at a fair value of $0.96 (CA $01.34) per share, based on the closing price of Argonaut common shares and a CAD/USD exchange rate of 0.72 at April 13, 2020, as discussed in note 4. The pro forma consolidated statement of loss does not include any adjustment to compensation expense related to share based payments. The issuance of fully vested Argonaut options and warrants to Alio option and warrant holders at an estimated fair value of $40 in exchange for vested options and warrants, determined using the Black-Scholes valuation method based on Argonaut’s share price at April 13, 2020, as discussed in note 4. The pro forma consolidated statement of loss does not reflect any adjustment to compensation expense related to share based payments. Upon a termination of officer employment following the Transaction, vesting is automatically accelerated and the option life is limited to 365 days following the termination date. An increase to cost of sales of $3,255 as a result of the fair value adjustment to inventory on January 1, 2019. A decrease in cost of sales of $3,580 representing the impact on depreciation, depletion and amortization as a result of the fair value adjustment to mineral properties, plant and equipment on the transaction date (see (d) above). The pro forma statement of loss assumes the same fair value allocation at January 1, 2019 as assumed at December 31, 2019 and that the December 31, 2019 fair value adjustment is allocated between producing and evaluation and exploration assets in proportion to the recoverable amount at December 31, 2019. An increase or decrease of the fair value assigned to producing mineral properties, plant and equipment would have a corresponding impact on depreciation, depletion and amortization included in the pro forma cost of sales. b) c) d) e) f) g) h) i) j) k) Page | 8

Argonaut Gold Inc. Notes to the Pro Forma Consolidated Financial Statements As at and for the year ended December 31, 2019 (Expressed in thousands of United States dollars, unless otherwise stated) (Unaudited) l) A decrease in impairment of mineral properties, plant and equipment in the year ended December 31, 2019 resulting from the pro forma purchase price allocation on January 1, 2019, which assumes the same fair value allocation as at December 31, 2019 with respect to assets in existence at both dates. 6. PRO FORMA SHARE CAPITAL Argonaut pro forma share capital as at December 31, 2019 has been determined as follows: Common Shares (‘000’s) Amount ($‘000’s) Issued and outstanding, December 31, 2019 Argonaut shares to be issued in exchange for Alio shares outstanding at December 31, 2019 (Note 4) Argonaut shares to be issued in exchange for Alio’s PSUs, RSUs and DSUs (Notes 4, 5(jh)) 179,497 789,425 57,616 55,400 403 388 Pro forma balance Issued and outstanding 237,516 845,213 7. PRO FORMA LOSS PER SHARE Pro forma basic and diluted loss per share for the year ended December 31, 2019 has been calculated based on actual weighted average number of Argonaut common shares outstanding for the year as well as the number of shares issued in connection with the Transaction as if such shares had been outstanding since January 1, 2019: Actual weighted average number of Argonaut common shares outstanding Number of Argonaut common shares issued with respect to: The weighted average Alio shares outstanding during 2019 Vested share based payments of Alio 178,585,738 56,864,754 403,033 Pro forma weighted average number of Argonaut common shares outstanding Pro forma net loss attributable to shareholders of the combined Company Pro forma basic and diluted net loss per share 235,853,525 $102,428 $0.43 Page | 9

SCHEDULE “N”
COMPARISON OF SHAREHOLDER RIGHTS UNDER THE OBCA AND THE BCBCA

The OBCA provides shareholders with substantially the same rights as are available to shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder.

The following is a summary of certain differences between the BCBCA and the OBCA, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and Alio Shareholders should consult their legal or other professional advisors with regard to all of the implications of the Arrangements which may be of importance to them.

Capitalized terms used in this Schedule “N” — “Comparison of Rights Under the OBCA and the BCBCA” shall have the meanings set out under the heading “Glossary of Terms” in the Circular.

Charter Documents

Under the BCBCA, the charter documents consist of a “notice of articles,” which sets forth, among other things, the name of the corporation and the amount and type of authorized capital, and “articles” which govern the management of the corporation. The notice of articles is filed with the Registrar of Companies, while articles are filed only with the corporation’s registered and records office.

Under the OBCA, a corporation’s charter documents consist of “articles of incorporation,” which set forth the name of the corporation and the amount and type of authorized capital, and the “by-laws,” which govern the management of the corporation. The articles are filed with the Director under the OBCA and the by-laws are filed with the corporation’s registered office, or at another location designated by the corporation’s directors.

Sale of Business or Assets

Under the BCBCA, the directors of a corporation may sell, lease or otherwise dispose of all or substantially all of the undertaking of the corporation only if it is in the ordinary course of the corporation’s business or with shareholder approval authorized by special resolution. Under the BCBCA, a special resolution requires the approval of a “special majority”, which means the majority specified in a corporation’s articles, if such specified majority is at least 66 2/3% and not more than by three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting of the corporation. If the articles do not contain a provision stipulating the special majority, then a special resolution is passed by at least 66 2/3% of the votes cast on the resolution.

The OBCA requires approval of the holders of 66 2/3% of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of the corporation that is other than in the ordinary course of business of the corporation. Holders of shares of a class or series, whether or not they are otherwise entitled to vote, can vote separately only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Amendments to the Charter Documents of a Corporation

Changes to the articles of a corporation under the BCBCA will be effected by the type of resolution specified in the articles of a corporation, which, for many alterations, including change of name or alterations to the articles, could provide for approval solely by a resolution of the directors. In the absence of anything in the articles, most corporate alterations will require a special resolution of the shareholders to be approved by not less than two-thirds of the votes cast by the shareholders voting on the resolution. Alteration of the special rights and restrictions attached to issued shares requires, subject to the requirements set forth in the corporation’s articles, consent by a special resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a corporation out of the jurisdiction generally requires shareholders approve the adoption of the amalgamation agreement by way of a special resolution.

Under the OBCA, certain amendments to the charter documents of a corporation require a resolution passed by not less than 66 2/3% of the votes cast by the shareholders voting on the resolution authorizing the amendments and, where certain specified rights of the holders of a class or series of shares are affected by the amendments differently than the rights of the holders of other classes or series of shares, such holders are entitled to vote separately as a class or series, whether or not such class or series of shares otherwise carry the right to vote. A resolution to amalgamate an OBCA corporation requires a special resolution passed by the holders of each class or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders, including beneficial holders, who dissent from certain actions being taken by a corporation, may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the corporation proposes to:

(a)                                 alter the articles to alter restrictions on the powers of the corporation or on the business it is permitted to carry on;

(b)                                 adopt an amalgamation agreement;

(c)                                  approve an amalgamation under Division 4 of Part 9 of the BCBCA;

(d)                                 approve an arrangement, the terms of which arrangement permit dissent;

(e)                                  authorize or ratify the sale, lease or other disposition of all or substantially all of the corporation’s undertaking; or

(f)                                   authorize the continuation of the corporation into a jurisdiction other than British Columbia.

In certain circumstances, shareholders may also be entitled to dissent in respect of a resolution if dissent is authorized by such resolution, or if permitted by court order.

The OBCA contains a similar dissent remedy to that contained in the BCBCA, although the procedure for exercising this remedy is different. Subject to specified exceptions, dissent rights are available where the corporation resolves to:

(a)                                 amend its articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)                                 amend its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)                                  amalgamate with another corporation;

(d)                                 be continued under the laws of another jurisdiction; or

(e)                                  sell, lease or exchange all or substantially all its property.

Oppression Remedies

Under the OBCA a registered shareholder, beneficial shareholder, former registered shareholder or beneficial shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates:

(a)                                 any act or omission of a corporation or its affiliates effects or threatens to effect a result;

(b)                                 the business or affairs of a corporation or its affiliates are or have been or are threatened to be carried on or conducted in a manner; or

(c)                                  the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of any security holder, creditor, director or officer of the corporation.

On such an application, the court may make such order as it sees fit, including but not limited to, an order restraining the conduct complained of.

The oppression remedy under the BCBCA is similar to the remedy found in the OBCA, with a few differences. Under the OBCA, the applicant can complain not only about acts of the corporation and its directors but also acts of an affiliate of the corporation and the affiliate’s directors, whereas under the BCBCA, the shareholder can only complain of oppressive conduct of the corporation. Under the BCBCA the applicant must bring the application in a timely manner, which is not required under the OBCA, and the court may make an order in respect of the complaint if it is satisfied that the application was brought by the shareholder in a timely manner. As with the OBCA, the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation. Under the OBCA a corporation is prohibited from making a payment to a successful applicant in an oppression claim if there are reasonable grounds for believing that (a) the corporation is, or after the payment, would be unable to pay its liabilities as they become due, or (b) the realization value of the corporation’s assets would thereby be less than the aggregate of its liabilities; under the BCBCA, if there are reasonable grounds for believing that the corporation is, or after a payment to a successful applicant in an oppression claim would be, unable to pay its debts as they become due in the ordinary course of business, the corporation must make as much of the payment as possible and pay the balance when the corporation is able to do so.

Shareholder Derivative Actions

Under the BCBCA, a shareholder, defined as including a beneficial shareholder and any other person whom the court considers to be an appropriate person to make an application under the BCBCA, or a director of a corporation may, with leave of the court, bring a legal proceeding in the name and on behalf of the corporation to enforce an obligation owed to the corporation that could be enforced by the corporation itself, or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a corporation.

A broader right to bring a derivative action is contained in the OBCA than is found in the BCBCA, and this right extends to former shareholders, directors or officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the OBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries. The complainant must provide the directors of the corporation or its subsidiary with fourteen days’ notice of the complainant’s intention to apply to the court to bring a derivative action, unless all of the directors of the corporation or its subsidiary are defendants in the action.

Requisition of Meetings

The BCBCA provides that one or more shareholders of a corporation holding not less than 5% of the issued voting shares of the corporation may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, the requisitioning shareholders, or any one or more of them holding more than 2.5% of the issued shares of the corporation that carry the right to vote at general meetings may send notice of a general meeting to be held to transact the business stated in the requisition.

The OBCA permits the holders of not less than 5% of the issued shares of a corporation that carry the right to vote to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Form and Solicitation of Proxies, Information Circular

Under the BCBCA, the management of a public corporation, concurrently with sending a notice of meeting of shareholders, must send a form of proxy to each shareholder who is entitled to vote at the meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at the meeting. The required information is substantially the same as the requirements that apply to the corporation under applicable securities laws. The BCBCA does not place any restriction on the method of soliciting proxies.

The OBCA also contains provisions prescribing the form and content of notices of meeting and information circulars. Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the corporation, must send a dissident’s proxy circular in prescribed form to each shareholder whose proxy is solicited and certain other recipients. Pursuant to the OBCA a person may solicit proxies without sending a dissident’s proxy circular if either (i) the total number of shareholders whose proxies solicited is 15 or fewer (with two or more joint holders being counted as one shareholder), or (ii) the solicitation is, in certain prescribed circumstances, conveyed by public broadcast, speech or publication.

Place of Shareholders’ Meetings

The BCBCA requires all meetings of shareholders to be held in British Columbia unless: (i) a location outside the province of British Columbia is provided for in the articles; (ii) the articles do not restrict the corporation from approving a location outside of the province of British Columbia for holding of the general meeting and the location of the meeting is approved by the resolution required by the articles for that purpose or by ordinary resolution if no resolution is required for that purpose by the articles; or (iii) if the location for the meeting is approved in writing by the registrar before the meeting is held.

The OBCA provides that, subject to the articles and any unanimous shareholder agreement, meetings of shareholders may be held either inside or outside Ontario as the directors may determine, or in the absence of such a determination, at the place where the registered office of the corporation is located.

Directors’ Residency Requirements

The BCBCA provides that a public corporation must have at least three directors but does not have any residency requirements for directors.

The OBCA requires that at least 25% of directors be resident Canadians, unless the corporation has less than four directors, in which case at least one director must be a resident Canadian.

Removal of Directors

The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or by any other method specified in the articles. If holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate special resolution of the shareholders of that class or series or by any other method specified in the articles.

The OBCA provides that the shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. An ordinary resolution under the OBCA requires the resolution to be passed, with or without amendment, at the meeting by at least a majority of the votes cast. The OBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Meaning of “Insolvent”

Under the BCBCA, for purposes of the insolvency test that must be passed for the payment of dividends and purchases and redemptions of shares, “insolvent” is defined to mean when a corporation is unable to pay its debts as they become due in the ordinary course of its business. Unlike the OBCA, the BCBCA does not impose a net asset solvency test for these purposes. For purposes of proceedings to dissolve or liquidate, the definition of “insolvent” from federal bankruptcy legislation applies.

Under the OBCA, a corporation may not pay dividends or purchase or redeem its shares if there are reasonable grounds for believing (i) it is or would be unable to pay its liabilities as they become due; or (ii) it would not meet a net asset solvency test. The net asset solvency tests for different purposes vary somewhat.

Reduction of Capital

Under the BCBCA, capital may be reduced by special resolution or court order. A court order is required if the realizable value of the corporation’s assets would, after the reduction of capital, be less than the aggregate of its liabilities.

Under the OBCA, capital may be reduced by special resolution but not if there are reasonable grounds for believing that, after the reduction, (i) the corporation would be unable to pay its liabilities as they become due; or (ii) the realizable value of the corporation’s assets would be less than its liabilities.

Shareholder Proposals

The BCBCA includes a more detailed regime for shareholders’ proposals than the OBCA. For example, a person submitting a proposal must have been the registered or beneficial owner of one or more voting shares for at least two years before signing the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of (i) at least 1% of the corporation’s voting shares, or (ii) shares with a fair market value exceeding an amount prescribed by regulation (at present, $2,000).

The OBCA allows shareholders entitled to vote or a beneficial owner of shares that are entitled to be voted to submit a notice of a proposal.

Compulsory Acquisition

The OBCA provides a right of compulsory acquisition for an offeror that acquires 90% of the target securities pursuant to a take-over bid or issuer bid, other than securities held at the date of the bid by or on behalf of the offeror.

The BCBCA provides a substantively similar right although there are differences in the procedures and process. Unlike the OBCA, the BCBCA provides that where an offeror does not use the compulsory acquisition right when entitled to do so, a securityholder who did not accept the original offer may require the offeror to acquire the securityholder’s securities on the same terms contained in the original offer.

Investigation/Appointment of Inspectors

Under the BCBCA, a corporation may appoint an inspector by special resolution. Shareholders holding at least 20% of the issued shares of a corporation may apply to the court for the appointment of an inspector. The court must consider whether there are reasonable grounds for believing there has been oppressive, unfairly prejudicial, fraudulent, unlawful or dishonest conduct.

Under the OBCA, shareholders can apply to the court for the appointment of an inspector. Unlike the BCBCA, the OBCA does not require an applicant to hold a specified number of shares.

SCHEDULE “O”
ANNUAL MATTERS OF ARGONAUT

In addition to the Share Issuance Resolution, being put to Argonaut Shareholders for approval at the Argonaut Meeting, Argonaut Shareholders are being asked to consider and approve the Argonaut Annual Resolutions set out in Schedule “B” — “Resolutions to be Approved at the Argonaut Meeting”. Particulars of the subject matter of the Annual Resolutions are further discussed in this Schedule “O” — “Annual Matters of Argonaut”. Capitalized terms used but not otherwise defined in this Schedule “O” — “Annual Matters of Argonaut” shall have the meaning ascribed to them in the Circular. See “Glossary of Terms”.

Management of Argonaut and the Argonaut Board recommend that Argonaut Shareholders vote FOR each of the Share Issuance Resolution and the Annual Resolutions, the full text of which are set out in Schedule “A” — “Resolutions to be Approved at the Argonaut Meeting” to this Circular.

See attached.

O-1

MANAGEMENT INFORMATION CIRCULAR 2020 Management Information Circular i April 17, 2020 Argonaut Gold Inc. | 3400 One First Canadian Place, Toronto, ON M5X 1A4

Letter to Shareholders A message from Jim Kofman, Independent Chairman of the Board and Pete Dougherty President and Chief Executive Officer Dear fellow Shareholder, During 2019, while we set a record for annual production of 186,615 gold equivalent ounces, representing a 53% increase in production over the past three years, we fell short of our goal of 200,000+ gold equivalent ounces due to operational issues. We understand the importance to our shareholders of delivering results consistent with our guidance and we have made significant changes to address the issues. As you know, we operate low-grade mines, which leaves us little room for operational error. Despite coming up short on our production and cost goals, we added over $26 million in net cash during 2019. We continue to be very disciplined in controlling costs and managing our cash. For 2020, we made the decision to focus on mine plans that are the most profitable. A good example of this is at our El Castillo mine, where we have made the decision to no longer crush the ore and instead truck the ore directly from the pit to the leach pads. While this yields a lower metallurgical recovery, which means fewer ounces produced, it also saves us over $2.00 per tonne of processed ore – or over $15 million per year – since we no longer have the costs associated with running the crushers, and the cost to convey the crushed ore to the leach pads. We want to properly balance production growth with free cashflow generation. The strategy of Argonaut has always been to build up enough scale with these smaller assets while upgrading the operating portfolio over time. With the progress of our Magino Project, we can see the path where we would be in a position to transition from a low-grade, short mine life, high-cost junior producer to a longer mine life, lower-cost, intermediate producer. We believe we have a unique diversified portfolio of development assets that could be the foundation of that transition. 2020 is about adding cash to the balance sheet to fund this next stage of growth for Argonaut. We ended 2019 with net cash of $29 million at the end of 2019 and expect to generate strong cash flow as gold stays above $1,500 per ounce. This will allow Argonaut to be in great position to make an investment in our next mine. Finally, we are very mindful of the COVID-19 crisis and the stress it is putting on all our stakeholders. We have been proactively preparing for various possibilities, but nothing has the potential to be more disruptive to our plans than the crisis. The health and safety of our stakeholders will always come first. We are also mindful that Argonaut shares have not escaped the downturn but are assured that the fundamentals and balance sheet of Argonaut remain strong. We also believe that the economic stimulus remedies being implemented globally speak strongly for gold. We will continue to work hard to create value for our shareholders by harvesting the cash flow from the existing operating assets and delivering on our transition strategy. All of Management and the Board know we need to do better in 2020 and we are committed to doing that. We thank you for your continued support of our shared vision of transforming Argonaut to a lower-cost, longer life, intermediate producer. Sincerely, /s/ James E. Kofman /s/ Peter C. Dougherty James E. Kofman, Chairman Peter C. Dougherty, President and CEO ii Argonaut Gold Inc.

LETTER TO SHAREHOLDERS ........................................................................................................................... II PART ONE: BUSINESS OF THE MEETING ....................................................................................................... 1 Annual Financial Statements .......................................................................................................................... 1 Election of Directors .......................................................................................................................................... 1 Cease Trade Orders, Bankruptcies, Penalties and Sanctions................................................................. 10 Committees of the Argonaut Board of Directors ...................................................................................... 10 Appointment of the Auditors ........................................................................................................................ 10 Approving the Share Incentive Plan ........................................................................................................... 11 Have a “Say on Pay” ...................................................................................................................................... 13 Shareholder Proposals .................................................................................................................................... 14 PART TWO: STATEMENT OF EXECUTIVE COMPENSATION........................................................................ 15 Message to Shareholders .............................................................................................................................. 16 Compensation Governance ........................................................................................................................ 17 Compensation Discussion and Analysis ...................................................................................................... 19 Elements of Compensation ........................................................................................................................... 21 Employment Agreements.............................................................................................................................. 31 Performance Graph ....................................................................................................................................... 32 Executive Compensation Summary ............................................................................................................ 32 Incentive Plan Awards.................................................................................................................................... 34 Termination and Change of Control Benefits............................................................................................ 36 PART THREE: DIRECTOR COMPENSATION................................................................................................. 41 Director Compensation ................................................................................................................................. 42 Director Option-Based and Share-Based Awards .................................................................................... 43 Indebtedness of Officers and Directors ...................................................................................................... 44 Directors' and Officers' Liability Insurance .................................................................................................. 44 PART FOUR: AUDIT COMMITTEE INFORMATION ....................................................................................... 45 Charter .............................................................................................................................................................. 46 Audit Committee............................................................................................................................................. 46 Relevant Education and Experience .......................................................................................................... 46 Audit Committee Oversight .......................................................................................................................... 47 Reliance on Certain Exemptions .................................................................................................................. 47 Pre-Approval Policies and Procedures ....................................................................................................... 47 External Auditor Service Fees ........................................................................................................................ 47 PART FIVE: STATEMENT OF CORPORATE GOVERNANCE PRACTICES ..................................................... 49 Nominating and Corporate Governance Committee ........................................................................... 50 Corporate Governance Guidelines ............................................................................................................ 50 Corporate Governance ................................................................................................................................ 50 Argonaut Board Committees ....................................................................................................................... 56 Meetings of the Argonaut Board and Committees of the Argonaut Board ....................................... 59 Other Reporting Issuers................................................................................................................................... 59 Compensation of Named Executive Officers and Directors .................................................................. 60 Policies Regarding the Representation of Women on the Argonaut Board ....................................... 60 Consideration of the Representation of Women in the Director Identification and Selection Process ........................................................................................................................................................ 60 Consideration Given to the Representation of Women in Executive Officer Appointments .......... 60 Targets Regarding the Representation of Women on the Argonaut Board and in Executive Officer Positions ......................................................................................................................................... 61 2020 Management Information Circular iii TABLE OF CONTENTS

Code of Ethics and Business Conduct Guidelines .................................................................................... 61 Additional Information ................................................................................................................................... 62 General ............................................................................................................................................................. 62 EXHIBIT 1 TO SCHEDULE O ......................................................................................................................... 63 Share Incentive Plan ....................................................................................................................................... 63 Table 1: 2019 LTIP Composition ........................................................................................................ 16 Table 2: Peer Group .......................................................................................................................... 20 Table 3: CEO Compensation Comparison ..................................................................................... 21 Table 4: Corporate 2019 Short-term Incentive Targets and Achievements ............................... 23 Table 5: Five Year Bonus Payout Percentage for the CEO .......................................................... 23 Table 6: CEO Individual Performance ............................................................................................. 23 Table 7: CEO Total Compensation vs. Total Shareholder Returns and S&P/TSX Global Mining Index Performance ........................................................................................................... 24 Table 8: Annual Burn Rate ................................................................................................................ 26 Table 9: Total Cumulative Shareholder Returns ............................................................................. 32 Table 10: Executive Compensation Summary ............................................................................... 33 Table 11: Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards ............................................................................................................................... 34 Table 12: Incentive Plan Awards – Value Vested or Earned During the Year ........................... 35 Table 13: Securities Authorized for Issuance under Equity Compensation Plans ...................... 36 Table 14: Termination and Change of Control Benefits ............................................................... 39 Table 15: Director Compensation Table ......................................................................................... 42 Table 16: Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards ............................................................................................................................... 43 Table 17: Incentive Plan Awards – Value Vested or Earned During the Year ........................... 44 Table 18: External Auditor Service Fees .......................................................................................... 47 Table 19: Meetings of the Argonaut Board and Committees of the Argonaut Board ............. 59 Table 20: Other Reporting Issuers ..................................................................................................... 59 iv Argonaut Gold Inc. INDEX OF TABLES

PART ONE: Business of the Meeting Annual Financial Statements .......................................................................................................................... 1 Election of Directors .......................................................................................................................................... 1 James E. Kofman, Chairman of the Board ............................................................................................3 Peter C. Dougherty, President, Chief Executive Officer and Director .............................................4 Christopher R. Lattanzi, Director ..............................................................................................................5 Peter Mordaunt, Director ..........................................................................................................................6 Dale C. Peniuk, Director ............................................................................................................................7 Audra B. Walsh, Director ...........................................................................................................................8 Ian Atkinson, Director.................................................................................................................................9 Cease Trade Orders, Bankruptcies, Penalties and Sanctions................................................................. 10 Committees of the Argonaut Board of Directors ...................................................................................... 10 Appointment of the Auditors ........................................................................................................................ 10 Approving the Share Incentive Plan ........................................................................................................... 11 Have a “Say on Pay” ...................................................................................................................................... 13 Advisory Resolution on Executive Compensation Approach .........................................................13 Shareholder Proposals .................................................................................................................................... 14 Annual Financial Statements The consolidated financial statements of Argonaut for the year ended December 31, 2019 and the auditors' report thereon will be placed before the shareholders of Argonaut at the Meeting. The consolidated financial statements are also available on SEDAR at www.sedar.com. Election of Directors The Articles of Argonaut provide that Argonaut shall have no more than 10 directors elected annually. Seven directors are proposed for election at the Meeting. The Argonaut Board of Directors unanimously recommends that shareholders vote in favour of setting the number of directions at seven, or such number as the directors may hereafter determine in accordance with the Articles of Argonaut. Proxies in favour of the resolution setting the number of directors will be voted FOR the resolution setting the number of directors in the absence of directions to the contrary from the shareholders appointing them. The directors are to be elected in accordance with Argonaut's majority voting policy. For more information, please see Part Five – Statement of Corporate Governance Practices. Each director will hold office until the next annual meeting or until a successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with Argonaut's By-laws (the "By-laws"). The following information discloses: (i) the name of each individual proposed to be nominated by management for election to the Argonaut Board; (ii) all other positions and offices with Argonaut now held by the nominee; (iii) the nominee’s principal occupation; (iv) the nominee’s period of service as a director of Argonaut; and (v) the approximate number of Argonaut Shares beneficially owned or controlled or directed, directly or indirectly, by the nominee as at March 30, 2020. Proxies in favour of management nominees will be voted FOR the election of the proposed nominees in the absence of directions to the contrary from the shareholders appointing them. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the person named in the enclosed form of proxy reserves the right to vote for another nominee in his discretion. All of the nominees currently serve as directors of Argonaut, and their terms of office are to expire upon the termination of the Meeting. The information below as to the number of Argonaut Shares owned 2020 Management Information Circular 1 PART ONE: Business of the Meeting

by nominees for election as directors is not within the knowledge of management and has been furnished by the nominees themselves. No director nominations were received pursuant to the advance notice provision of Argonaut’s by-laws as of the date of the Circular. The only nominees for election at the meeting are the nominees listed. 2 Argonaut Gold Inc.

James E. Kofman, Chairman of the Board acquisitions. Mr. Kofman is a frequent speaker and panelist on topics of markets, economy, financing and merger and acquisition activity, and has been involved in many of Canada's largest transactions. He has a Bachelor of Laws (LLB) and a Bachelor of Commerce (Honours) from Queen's University in Kingston, Ontario, Canada. Location Ontario, Canada Status Independent Director Since January 2010                 Audit / Finance / Accounting Capital Allocation Corporate Business Development / Administration Corporate Transactions Environmental / Sustainability / Community Relations Exploration and Geology Financial Markets Legal / Governance Health, Safety and Environment Human Resources / Compensation International Experience Mining, Metals and Minerals Operations and Exploration Program Experience Risk and Compliance Strategy Leadership / Planning None    Board of Directors1 Nominating, Compensation and Governance Committee2 Safety, Health, Environment, Sustainability & Technical Committee2 7 of 7 2 of 2 4 of 4 100% 100% 100%   Argonaut Shares Stock Options 279,772 378,515 For: Against: 99.41% 0.59% 1 Chairman, 2 Member 2020 Management Information Circular 3 PART ONE: Business of the Meeting Securities Held as of March 30, 20202019 Voting Results 2019 Board and Committee ParticipationMeeting Attendance Public Board Memberships (Last Five Years) Areas of Expertise Background and Experience Mr. Kofman joined Argonaut’s Board of Directors in January 2010 and was appointed the role of Chairman of the Board of Argonaut in December 2015. Mr. Kofman is Vice-Chairman of Cormark Securities Inc. Mr. Kofman served as Chairman and Interim CEO of Zenn Motor Company from March 2011 until May 2014. He was previously President of JEK Capital Advice, an independent financial advisory firm. From 1996 to November 2009 he was the Managing Director and Vice-Chairman of UBS Securities Canada Inc. Prior to investment banking he was a partner at the law firm of Osler, Hoskin & Harcourt focusing on international corporate finance and mergers and

Peter C. Dougherty, President, Chief Executive Officer and Director Location Nevada, USA Status Non-Independent Director Since December 2009             Audit / Finance / Accounting Capital Allocation Corporate Business Development / Administration Corporate Transactions Exploration and Geology Financial Markets Health, Safety and Environment International Experience Mining, Metals and Minerals Operations and Exploration Risk and Compliance Strategy Leadership / Planning None  Board of Directors2 7 of 7 100%     Argonaut Shares Stock Options Restricted Share Units Performance Share Units 2,226,675 1,366,869 652,898 888,542 For: Against: 99.53% 0.47% 1 Chairman – 2 Member 4 Argonaut Gold Inc. Securities Held as of March 30, 20202019 Voting Results 2019 Board and Committee ParticipationMeeting Attendance Public Board Memberships (Last Five Years) Areas of Expertise Background and Experience Mr. Dougherty is President and Chief Executive Officer ("CEO") of Argonaut Gold Inc. and formerly served in various finance roles with Meridian Gold Inc. and predecessors from 1990 to 2007, including Vice-President of Finance and Chief Financial Officer from 2002 to 2007. Mr. Dougherty holds a Bachelor of Science in Accounting from Southern Oregon State College, Ashland, Oregon and a Masters of Business Administration (MBA) from Drexel University, Philadelphia, Pennsylvania, United States of America.

Christopher R. Lattanzi, Director Engineering (Mining) from University of Melbourne, continues to maintain an active consulting practice. Australia. He Location Ontario, Canada Status Independent Director Since December 2009              Audit / Finance / Accounting Capital Allocation Corporate Business Development / Administration Environmental / Sustainability /Community Relations Exploration and Geology Health, Safety and Environment Human Resources / Compensation International Experience Legal / Governance Mining, Metals and Minerals Operations and Exploration Risk and Compliance Strategy Leadership / Planning   Teranga Gold Corporation Spanish Mountain Gold Ltd.    Board of Directors2 Audit Committee2 Nominating, Compensation and Governance Committee1 7 of 7 5 of 5 2 of 2 100% 100% 100%   Argonaut Shares Stock Options 133,899 209,517 For: Against: 99.36% 0.64% 1 Chairman – 2 Member 2020 Management Information Circular 5 PART ONE: Business of the Meeting Securities Held as of March 30, 20202019 Voting Results 2019 Board and Committee ParticipationMeeting Attendance Public Board Memberships (Last Five Years) Areas of Expertise Background and Experience Mr. Lattanzi is a Professional Mining Engineer with more than 60 years of experience in the mineral industry, initially in the planning and supervision of mining operations, and since 1969 as a consultant. He was president of Micon International Limited, an independent mineral consulting firm, from its founding in 1988 until 2005. He was a director of Meridian Gold Inc. from 1999 to 2007 and from 2004 to 2006 he served as Chairman of that company. He also serves on the Board of Directors of Teranga Gold Corporation which produces gold from mines in West Africa and Spanish Mountain Gold Ltd., a Canadian junior exploration company. Mr. Lattanzi has a Bachelor of

Peter Mordaunt, Director finance, plus mergers and acquisitions for more than 20 years. Mr. Mordaunt graduated from the University of Guelph in Ontario, Canada. He is a member of the Institute of Corporate Directors and has the Professional Certification as ICD.D. Mr. Mordaunt was previously a director of Ethos Gold Corp, Chakana Copper Corp. (until January 29, 2018) and remains an advisor to a number of gold exploration companies. He was also a director of Pediment Gold Inc. prior to merging with Argonaut in 2011. Location Arizona, USA Status Independent Director Since January 2011                Audit / Finance Capital Allocation Compensation Compliance Corporate Business Development Corporate Transactions Environmental / Sustainability /Community Relations Exploration and Geology Financial Markets Governance Health, Safety and Environment International Experience Mining, Metals and Minerals Operations and Exploration Program Experience Strategy Leadership / Planning   Ethos Gold Corp (until May 15, 2017) Chakana Copper Corp. (until January 29, 2018)    Board of Directors2 Nominating, Compensation and Governance Committee2 Safety, Health, Environment, Sustainability and Technical Committee1 7 of 7 2 of 2 4 of 4 100% 100% 100%   Argonaut Shares Stock Options 130,328 209,517 For: Against: 99.40% 0.60% 1 Chairman – 2 Member 6 Argonaut Gold Inc. Securities Held as of March 30, 20202019 Voting Results 2019 Board and Committee ParticipationMeeting Attendance Public Board Memberships (Last Five Years) Areas of Expertise Background and Experience Mr. Mordaunt is a Registered Professional Geoscientist (P Geo.) in the Province of Ontario with over 30 years of experience in mining, mine development and advanced exploration. Mr. Mordaunt retired from his role as Chairman and CEO of Stingray Copper Inc., which he founded, managed and merged with Mercator Minerals Ltd. Previously, he was the Chairman and CEO of Corner Bay Silver Inc. which he also founded, managed and later merged with Pan American Silver Inc. Mr. Mordaunt's business and technical skills have focused predominantly on advanced project development related to gold, silver and copper leading to bankable feasibility studies,

Dale C. Peniuk, Director served on the ICABC's (now CPABC’s) Public Company Forum from 2000 to 2019 including serving as the Chairman of that forum for much of his term. He also currently serves on the board and as the audit committee chairman of Lundin Mining Corporation, Capstone Mining Corp. and Miramont Resources Corp. Location British Columbia, Canada Status Independent Director Since December 2009          Audit / Finance / Accounting Capital Allocation Corporate Business Development / Administration Human Resources / Compensation International Experience Legal / Governance Mining, Metals and Minerals Risk and Compliance Strategy Leadership / Planning    Lundin Mining Corp. Capstone Mining Corp. Miramont Resources Corp. (effective March 6, 2018)    Board of Directors2 Audit Committee1 Nominating, Compensation and Governance Committee2 7 of 7 5 of 5 2 of 2 100% 100% 100%   Argonaut Shares Stock Options 133,899 209,517 For: Against: 93.22% 6.78% 1 Chairman – 2 Member 2020 Management Information Circular 7 PART ONE: Business of the Meeting Securities Held as of March 30, 20202019 Voting Results 2019 Board and Committee ParticipationMeeting Attendance Public Board Memberships (Last Five Years) Areas of Expertise Background and Experience Mr. Peniuk is a Chartered Professional Accountant ("CPA, CA") and corporate director. Mr. Peniuk obtained a Bachelor of Commerce from the University of British Columbia in Vancouver, British Columbia, Canada, in 1982 and his Chartered Accountant designation from the Institute of Chartered Accountants of British Columbia ("ICABC") (now the Chartered Professional Accountants of British Columbia (“CPABC”)) in 1986. Mr. Peniuk spent more than 20 years with KPMG LLP ("KPMG"), Chartered Accountants and predecessor firms, including being an assurance partner from 1996 to 2006 and was the leader of KPMG's British Columbia mining practice. Mr. Peniuk also

Audra B. Walsh, Director A2Z Mining Inc. She has held senior positions with Barrick Gold Corporation and Newmont Mining Corporation. Ms. Walsh is a graduate with a Bachelor of Science (Mine Engineering) from the South Dakota School of Mines and Technology in Rapid City, South Dakota, United States of America. She is a registered member of the Society of Mining, Metallurgy and Exploration. Location La Huelva, Spain Status Independent Director Since April 2016               Audit / Finance / Accounting Capital Allocation Corporate Business Development / Administration Environmental / Sustainability /Community Relations Exploration and Geology Health, Safety and Environment Human Resources / Compensation International Experience Legal / Governance Mining, Metals and Minerals Operations and Exploration Program Experience Risk and Compliance Strategy Leadership / Planning Calibre Mining Corp. (effective October 8, 2019) Orvana Minerals Corp. (until May 19, 2016)      Board of Directors2 Audit Committee2 Safety, Health, Environment, Sustainability and Technical Committee2 7 of 7 5 of 5 4 of 4 100% 100% 100%   Argonaut Shares Stock Options 110,708 130,883 For: Against: 99.48% 0.52% 1 Chairman – 2 Member 8 Argonaut Gold Inc. Securities Held as of March 30, 20202019 Voting Results 2019 Board and Committee ParticipationMeeting Attendance Public Board Memberships (Last Five Years) Areas of Expertise Background and Experience Ms. Walsh is a Professional Engineer with over 20 years of technical, operating, management and board experience in the mining industry. She is CEO of Minas de Aguas Tenidas S.A.U. (MATSA), a privately held company owned by Trafigura and Mubadala, located in the Huelva Province, Spain. Ms. Walsh became a member of the Board of Directors for Calibre Mining Corp. in October 2019. She formerly served as a member of the Board of Directors of Orvana Minerals Corp., and was Chair of their Technical, Safety, Health, Environment and Sustainability Committee. She also formerly held the position of President and CEO of Sierra Metals Inc., Minera S.A. and

Ian Atkinson, Director major mineral deposits and been involved in a number of large global mining projects in his career. Mr. Atkinson holds a Bachelor of Science (Geology) from King’s College, University of London and a Location Texas, USA Status Independent Director Since May 2016 Master’s Degree in Geophysics from University of London, United Kingdom. the Royal School of Mines,              Capital Allocation Corporate Business Development / Administration Environmental / Sustainability /Community Relations Exploration and Geology Health, Safety and Environment Human Resources / Compensation International Experience Legal / Governance Mining, Metals and Minerals Operations and Exploration Program Experience Risk and Compliance Strategy Leadership / Planning    Kinross Gold Corporation Globex Mining Enterprises Inc. Wolfden Resources Corporation    Board of Directors2 Audit Committee2, * Safety, Health, Environment, Sustainability and Technical Committee2 7 of 7 5 of 5 4 of 4 100% 100% 100%   Note: Argonaut Shares Stock Options 82,861 107,665 For: Against: 93.41% 6.59% (*) Mr. Atkinson has indicated he will not stand for election to the Audit Committee of Argonaut following the Argonaut 1 Chairman – 2 Member Meeting. 2020 Management Information Circular 9 PART ONE: Business of the Meeting Securities Held as of March 30, 20202019 Voting Results 2019 Board and Committee ParticipationMeeting Attendance Public Board Memberships (Last Five Years) Areas of Expertise Background and Experience Mr. Atkinson is a Professional Geologist, and currently serves as Director of Kinross Gold Corporation, Globex Mining Enterprises Inc. and Wolfden Resources Corporation. Mr. Atkinson was previously Director, President and CEO of Centerra Gold Inc. He has more than 40 years of experience in the mining industry with extensive background in exploration, project development, operations, and mergers and acquisitions. Prior to his tenure at Centerra Gold Inc., Mr. Atkinson held various senior leadership positions with Hecla Mining Company, Battle Mountain Gold Inc., Hemlo Gold Mines Inc. and Noranda Inc. Mr. Atkinson has contributed to the discovery of several

Cease Trade Orders, Bankruptcies, Penalties and Sanctions None of the nominees for election as a director of Argonaut are, or have been within the 10 years prior to the date hereof, a director, chief executive officer or chief financial officer of any company that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied such company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, and that was issued while that person was acting in such capacity, or that was issued after that person ceased to act in such capacity, and which resulted from an event that occurred while that person was acting in such capacity. None of the nominees for election as a director of Argonaut are, or have been within the 10 years prior to the date hereof, a director or executive officer of any company that, while that person was acting in such capacity, or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. None of the nominees for election as a director of Argonaut have within the 10 years prior to the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. None of the nominees for election as a director of Argonaut have been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director. Committees of the Argonaut Board of Directors The Argonaut Board of Directors has an audit committee (the "Audit Committee"), a nominating, compensation and governance committee (the "Nominating, Compensation and Governance Committee" or the “NCG Committee”) and a safety, health, environment, sustainability and technical committee (the "Safety, Health, Environment, Sustainability and Technical Committee" or the “SHEST Committee”). The current members of the Audit Committee include the chairman of the committee, Dale C. Peniuk (independent), Christopher Lattanzi (independent), Audra B. Walsh (independent) and Ian Atkinson (independent). See Part Four – Audit Committee Information. The current members of the Nominating, Compensation and Governance Committee include the chairman of the committee, Christopher Lattanzi (independent), James E. Kofman (independent), Peter Mordaunt (independent) and Dale C. Peniuk (independent). See Part Five – Statement of Corporate Governance Practices. The current members of the Safety, Health, Environment, Sustainability and Technical Committee include the chairman of the committee, Peter Mordaunt (independent), James E. Kofman (independent), Audra B. Walsh (independent) and Ian Atkinson (independent). Appointment of the Auditors The auditors of Argonaut will be appointed at this Meeting. The Audit Committee performed an annual assessment of the external auditors in early 2020, following completion of the year-end audit for 2019. Based on the results of that assessment, the directors of Argonaut recommend the re-appointment of PricewaterhouseCoopers LLP (“PwC”), Chartered Professional Accountants, located in Vancouver, British Columbia, as auditor of Argonaut to hold office until the termination 10 Argonaut Gold Inc.

of the next annual meeting of the shareholders of Argonaut. Proxies received in favour of management will be voted FOR the appointment of PwC, as auditors of Argonaut to hold office until the next annual meeting of shareholders and the authorization of the directors to fix their remuneration unless the shareholder has specified in the proxy that his shares are to be withheld from voting in respect thereof. PwC was first appointed as auditors of Argonaut effective December 30, 2009. In order to be effective, the appointment of PwC must be approved by a majority of the votes cast at the Meeting by shareholders voting in person or by proxy. The Argonaut Board of Directors believes that the appointment of PwC as auditors is in the best interests of Argonaut and therefore unanimously recommends that the shareholders of Argonaut vote FOR of this resolution. Approving the Share Incentive Plan In 2018 and 2016, the directors of Argonaut resolved to approve amendments to the original share incentive plan that had been adopted and approved by the shareholders in 2010 (the “Share Incentive Plan”). At the 2018 Annual and Special Meeting of Shareholders the shareholders resolved to amend and re-authorize the Share Incentive Plan. The purpose of the Share Incentive Plan is to attract, retain and motivate eligible employees, directors and consultants, to compensate them for their contributions to Argonaut’s long-term growth and development, and to encourage them to acquire a proprietary interest in the success of Argonaut. The Share Incentive Plan currently allows for the granting by Argonaut of incentive stock options ("Options"), as well as other awards, including share appreciation rights, restricted shares, restricted share units, performance shares, performance share units and other equity-based awards (collectively, "Awards"). In accordance with the rules of the Toronto Stock Exchange, shareholder approval is being sought to re-authorize the Share Incentive Plan and to ratify and approve the amendments to the Share Incentive Plan to introduce a deferred share unit award and change the limit of the Award value of all Awards to an independent director (together with the Award value of all other rights granted under any security based compensation arrangement) in total to no greater than C$150,000 per year per independent director, of which the value of Options shall not exceed C$100,000 per year per independent director. The rules of the Toronto Stock Exchange require shareholder approval for the Share Incentive Plan to be sought every three years. Currently, the Nominating, Compensation and Governance Committee may grant Options and Awards to Participants (as defined below) in the form of (a) share appreciation rights, (b) restricted shares, (c) restricted share units, (d) performance shares, (e) performance shares units, (f) and other equity-based or equity related awards that the Committee determines to be consistent with the purpose of the Plan and the interests of Argonaut. The proposed amendments add deferred share unit awards as a class of Award available to Eligible Directors under the Share Incentive Plan. Deferred share units provide the opportunity to receive 100%, or a portion, of the value in Common Shares, cash, securities or other property or a combination thereof. Such Awards are redeemable only upon death, ceasing to be a director of Argonaut, or ceasing to be both an Eligible Employee and a Director of Argonaut. Deferred share units are subject to adjustment in a variety of circumstances, including, among other things, in respect of the payment of dividends, all as set out in the Share Incentive Plan. Each deferred share unit that vests to a Participant in accordance with the Share Incentive Plan shall have a value equal to one Common Share. 2020 Management Information Circular 11 PART ONE: Business of the Meeting

The proposed amendments also include revisions to provide for the granting of Dividend Share Units to track any dividends paid on Common Shares during the term of Awards. The proposed amendments also add a definition for Termination Date. This definitions clarifies that termination occurs on the earliest of the date of death of a Participant, the last day of employment of an Eligible Employee, or in the case of a Director, Consultant or Other Participant the date such person ceases to be a Director, Consultant or Other Participant. In respect of deferred share units the Termination Date is the earliest of the date of death, the date the Eligible Director ceases to be a Director, or for a Participant who is both an Eligible Employee and an Eligible Director, the date that Participant ceases to be both an Eligible Employee and a Director. This definition is inserted to clarify the operation of the termination provisions applicable to Options and Awards. A summary of the terms of the Share Incentive Plan is set out under the heading "Statement of Executive Compensation - Compensation Discussion and Analysis - Elements of Compensation" and the full text of the Share Incentive Plan is attached hereto as Exhibit “1”. At the Meeting, shareholders will be asked to consider and, if thought advisable, approve, with or without amendment, a resolution (the “Share Incentive Plan Resolution”) re-authorizing the Share Incentive Plan and approving such amendments. The Directors of Argonaut have determined that it is in the best interests of Argonaut to recommend to the shareholders to approve the re-authorization of the Share Incentive Plan, with the proposed amendments. The form of the Share Incentive Plan Resolution to be presented at the Meeting is as follows: WHEREAS: A. the Board of Directors of Argonaut adopted on May 7, 2013 the amended and restated 2010 Share Incentive Plan; the shareholders of Argonaut approved the Share Incentive Plan, by a majority of votes cast, on May 7, 2013; the shareholders resolved to amend and re-authorize the Share Incentive plan at the 2016 Annual and Special Meeting of Shareholders held on May 3, 2016; the shareholders resolved to amend and re-authorize the Share Incentive Plan at the 2018 Annual and Special Meeting of Shareholders held on May 1, 2018; B. C. D. RESOLVED THAT: 1. the Amended and Restated Share Incentive Plan, as set out in Exhibit “1”, and dated May 20, 2020 to this Schedule "O" of the Circular of Argonaut, is authorized, approved and adopted, together with such additions, deletions, or changes thereto as may be required by any applicable securities regulatory authority or stock exchange; the introduction of a deferred shares units as an award is hereby approved; the Amended and Restated Share Incentive Plan, dated May 20, 2020 supersedes and replaces any former share incentive plans of Argonaut; all unallocated options, rights and other entitlements pursuant to the Share Incentive Plan be and are hereby approved; Argonaut may continue to grant options and other entitlements under the Amended and Restated Share Incentive Plan, dated May 20, 2020, until dated May 20, 2023, which is the 2. 3. 4. 5. 12 Argonaut Gold Inc.

date that is three years from the date of the Meeting at which this shareholder approval is being sought; and 6. any officer or director of Argonaut is hereby authorized and directed for and on behalf of Argonaut to execute and deliver or cause to be executed and delivered, all such documents, agreements and instruments as are necessary or desirable to give effect to the foregoing resolutions, and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such acts or things in order to implement the Amended and Restated Share Incentive Plan, dated May 20, 2020. The Argonaut Board of Directors recommends that shareholders vote in favour of the Share Incentive Plan Resolution. In order to be effective, the Share Incentive Plan Resolution must be approved by a majority of the votes cast by Shareholders present, or represented by proxy, at the Meeting. Unless instructed otherwise, the officers of Argonaut named in the accompanying form of proxy intend to vote the Argonaut Shares represented by proxies FOR and in favour of the Share Incentive Plan Resolution, as it may be amended at the Meeting, to reconfirm the Share Incentive Plan and approve the amendments described in this Schedule "O" to the Circular. Have a “Say on Pay” The Argonaut Board believes that the compensation program must be competitive within its designated peer group, provide a strong incentive to its executives to achieve Argonaut's goals and ensure that interests of management and Argonaut’s shareholders are aligned. A detailed discussion of Argonaut's executive compensation program is more fully described under the heading "Statement of Executive Compensation – Compensation Discussion and Analysis" in this Circular which discusses Argonaut's executive compensation philosophy, objectives, policies and practices and provides information on the key elements of the executive compensation program of Argonaut. The Argonaut Board has adopted a shareholder advisory vote on Argonaut’s approach to executive compensation. As a formal opportunity to provide their views on the disclosed objectives of Argonaut’s compensation program, shareholders are asked to review, consider, and vote on the following resolution: Advisory Resolution on Executive Compensation Approach “BE IT RESOLVED, AS AN ADVISORY RESOLUTION THAT: 1. on an advisory basis and not to diminish the role and responsibilities of the Argonaut Board of Directors, Argonaut’s shareholders accept the approach to executive compensation disclosed in Argonaut's management information circular dated April 17, 2020 delivered in advance of the annual meeting of shareholders of Argonaut on May 20, 2020; as this is an advisory vote, the Argonaut Board of Directors and the Nominating, Compensation and Governance Committee will not be bound by the results of the vote. However, the Argonaut Board of Directors will take the results into account, together with feedback received from shareholders, when considering its approach to executive compensation in the future; and results of the vote will be disclosed in the report of voting results.” 2. 3. Argonaut’s Board recommends that Argonaut’s shareholders indicate their support for Argonaut's approach to executive compensation disclosed in the Circular by voting FOR the Advisory Resolution on Executive Compensation Approach. The persons whose names appear in the 2020 Management Information Circular 13 PART ONE: Business of the Meeting

attached form of proxy intend to vote FOR the Advisory Resolution on Executive Compensation Approach. Shareholder Proposals Shareholders who meet eligibility requirements under the OBCA can submit a shareholder proposal as an item of business for our annual meeting of shareholders in 2021. Proposals must be submitted to our corporate secretary by January 6, 2021 for next year’s annual meeting. Only shareholder proposals that comply with the OBCA requirements received by that date, and our responses, will be printed in the management proxy circular we send to shareholders next spring. 14 Argonaut Gold Inc.

PART TWO: Statement of Executive Compensation Message to Shareholders .............................................................................................................................. 16 Compensation Governance ........................................................................................................................ 17 Compensation Discussion and Analysis ...................................................................................................... 19 Research and Benchmarking ................................................................................................................20 Elements of Compensation ........................................................................................................................... 21 Base Salary.................................................................................................................................................21 Annual Bonus.............................................................................................................................................22 Option-based and Share-based Awards – Summary of Security Based Compensation Arrangements.....................................................................................................................................25 Participants ................................................................................................................................................25 Purpose .......................................................................................................................................................25 Share Incentive Plan Limits .....................................................................................................................25 Burn Rate ....................................................................................................................................................26 Exercise Price.............................................................................................................................................27 Other Awards ............................................................................................................................................27 Attributes ....................................................................................................................................................28 Transfer and Assignment .........................................................................................................................28 Administration ...........................................................................................................................................28 Financial Assistance .................................................................................................................................28 Amendments.............................................................................................................................................28 Blackout Periods .......................................................................................................................................29 Long-Term Incentive Plan .......................................................................................................................30 Long-Term Stock Incentive Awards ......................................................................................................30 Determination of Grants of Long-Term Equity Awards......................................................................31 Employment Agreements.............................................................................................................................. 31 Performance Graph ....................................................................................................................................... 32 Executive Compensation Summary ............................................................................................................ 32 Incentive Plan Awards.................................................................................................................................... 34 Termination and Change of Control Benefits............................................................................................ 36 2020 Management Information Circular 15 PART TWO: Statement of Executive Compensation

Message to Shareholders April 17, 2020 Dear fellow Shareholder, Shareholder engagement is an integral part of our business practices. Staying closely connected to shareholders provides an important feedback channel on a variety of topics including our operations, governance and compensation. Members of our executive management team, namely our Chief Executive Officer and Vice President, Investor Relations, talk to and solicit feedback from our investors through continual conversations and proactive outreach. For example, each calendar year we have more than 100 face-to-face interactions with investors through our attendance at investor conferences, meetings held with investors in their offices and those held in our offices, in addition to our usual interactions with investors by telephone. Based on the feedback from these meetings and discussions during 2017, one clear message resonated from shareholders: their desire to see more direct performance-based compensation included in Argonaut’s Long-Term Incentive Program (“LTIP” or “Program”) contemplated within the Share Incentive Plan. The Argonaut Board took this feedback and engaged Lane Caputo Compensation Inc. (“Lane Caputo”) during the second half of 2017 to provide an independent, third party analysis of Argonaut’s compensation level and practices, particularly as they relate to performance-based, long-term incentives (“LTI”), for Argonaut’s senior executive team (including Named Executive Officers) as well as the compensation of the Argonaut Board of Directors. Table 1: 2019 LTIP Composition In response to shareholder feedback and after analyzing the results of the Lane Caputo report, the Argonaut Board changed the composition of the LTI from a mix of restricted share units, incentive stock options and cash LTI to a LTI comprised of 50% restricted share units and 50% performance share units. These LTIP changes which are demonstrated in Table 1 were initiated during the 2018 compensation year and continued in 2019. We are now proposing a change for our 2021 Argonaut Board of Directors compensation structure, primarily by the addition of deferred share units (“DSUs”) to the Share Incentive Plan. This change more aligns our Director compensation with the market and is deemed to be a more favourable compensation tool than Options by the shareholders we have communicated with on this subject. We ask that you carefully review the amendments to the Share Incentive Plan to include DSUs, which, given feedback from shareholders, we expect will be widely appreciated. The majority of our shareholders support our overall compensation philosophy, program and practices, as evidenced by the 98.17% in favour voting result for Argonaut’s Say on Pay shareholder advisory vote in 2019, and we will continue to solicit feedback from our investors through continual conversations and proactive outreach. Sincerely, /s/ Christopher Lattanzi Christopher Lattanzi, Chairman of the NCG Committee 16 Argonaut Gold Inc.

Compensation Governance The executive compensation program of Argonaut is administered by the Argonaut Board of Directors with the assistance of the NCG Committee. The NCG Committee, reviews and makes decisions with respect to compensation matters relating to the executive officers, with the exception of the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the directors of Argonaut, for whom the NCG Committee makes recommendations to the Argonaut Board of Directors, ensuring consistent application of matters relating to remuneration and ensuring that executive remuneration is consistent with industry standards. The Argonaut Board of Directors believes that Argonaut should provide a compensation package that is competitive and motivating, that will attract, retain and inspire qualified executives, that will encourage performance by executives to enhance the growth and development of Argonaut and that will balance the interests of the executives and the shareholders of Argonaut. Achievement of these objectives is expected to contribute to an increase in long-term shareholder value. When compensation policies are evaluated the NCG Committee takes into account industry specific risks, industry standards and potential impact to shareholders. The NCG Committee and Argonaut Board of Directors have experience identifying risks and specific employment needs and challenges. These risks are mitigated by seeking a compensation structure that rewards not only operational excellence but shareholder performance against a peer group and corporate growth objectives. The NCG Committee directs the efforts of management through appropriate weighting of all of the aforementioned objectives, thereby reducing over exposure to any single factor. The NCG Committee pays particular attention to ensure that performance metrics include effective risk management and regulatory compliance, as well as weighting of compensation to ensure long-term objectives of Argonaut. The NCG Committee also seeks to ensure that compensation policies address the range of risks to Argonaut identified in its Annual Information Form, including, but not limited to, environmental risks and hazards, safety and security, and attracting and retaining talented personnel. The Argonaut Board of Directors and the NCG Committee have reviewed our executive compensation program and have not identified any policies, practices, plans or conditions that would be reasonably likely to have a material adverse effect on our business, or might prefer or benefit holders of short-term benefits at the expense of a negative long-term impact on shareholders. Due to the highly competitive nature of our industry, attracting and retaining talented personnel continues to be a risk. Annually, the Argonaut Board of Directors and the NCG Committee, conduct a review, including using market comparators, to ensure our compensation policies, practices, plans or conditions continue to be competitive. Further, Argonaut has adopted a clawback policy that allows Argonaut to recoup incentive compensation paid under certain circumstances (as further described in Part Five of this Schedule "O" under the heading “Clawback Provision Policy”). The responsibilities of the NCG Committee include assisting the Argonaut Board of Directors with respect to, among other things: (a) the establishment of key human resources and compensation policies, including all incentive and equity-based compensation programs; (b) the establishment of corporate goals and objectives relevant to senior management, with the exception of the CEO and CFO, for whom the NCG Committee makes recommendations on the corporate goals and objectives to the Argonaut Board of Directors; (c) the recommendation to the Argonaut Board of Directors of the evaluation of the senior executives’ performance, with the exception of the CEO and CFO, for whom the evaluation is determined by the Argonaut Board of Directors; (d) the evaluation of the compensation of senior management, with the exception of the CEO and CFO, which the NCG Committee makes recommendations on compensation to the Argonaut Board 2020 Management Information Circular 17 PART TWO: Statement of Executive Compensation

of Directors; and (e) the compensation of directors. In particular, responsibilities of the NCG Committee include, among other things:  review and make recommendations to the Argonaut Board with respect to the overall compensation strategy and policies for directors, officers and employees of Argonaut; review and make recommendations to the Argonaut Board with respect to the corporate goals and objectives relevant to the compensation of the senior executive officers (other than the CEO and CFO whose corporate goals and objectives are reviewed and approved by the Argonaut Board of Directors); review and make recommendations to the Argonaut Board with respect to the compensation of the Chairman of the Argonaut Board; review and make recommendations to the Argonaut Board with respect to the compensation of directors; review, in consultation with the CEO, and approve the annual compensation and incentive compensation of the senior executive officers of Argonaut (other than the CEO and CFO whose annual compensation and incentive compensation are reviewed and approved by the Argonaut Board of Directors); review and make recommendations to the Argonaut Board, as appropriate, in connection with Argonaut’s succession plan with respect to the CEO and other senior executive officers; oversee and make recommendations to the Argonaut Board in relation to equity grants and Awards under Argonaut’s Long-Term Incentive Plan (with the exception of the CEO and CFO, whose Awards are reviewed and approved by the Argonaut Board of Directors). The Argonaut Board may review and approve equity grants in the circumstances where the NCG Committee has not held a regularly scheduled meeting; make recommendations to the Argonaut Board with respect to Argonaut’s incentive compensation and equity-based plans that are subject to Argonaut Board approval; review and make recommendations to the Argonaut Board in relation to the annual disclosure of executive compensation contained in the public disclosure of Argonaut, including the Circular of Argonaut; review and assess Argonaut’s corporate governance policies and practices and conduct an annual review of Argonaut’s Corporate Governance Guidelines and make such recommendations to the Argonaut Board in relation to this review as it deems appropriate; review and assess the independence of each of the directors; evaluate the function of the Argonaut Board, its committees (including the NCG Committee) and individual directors on an annual basis; review and make recommendations to the Argonaut Board in relation to the annual disclosure of Argonaut’s corporate governance practices in compliance with the requirements of the Canadian Securities Administrators; review candidates for election as directors and annually recommend nominees to the Argonaut Board for approval by the Argonaut Board for election by the shareholders; recommend to the Argonaut Board nominees to fill vacancies on the Argonaut Board and develop recommendations regarding the skills and experience required or desirable for directors of Argonaut which shall include consideration of Argonaut's policy in relation to diversity amongst Argonaut Board members and officers of Argonaut;               18 Argonaut Gold Inc.

 review indemnity and third party insurance maintained by Argonaut to assess the adequacy of such provisions; make recommendations to the Argonaut Board from time to time as to changes in the size of the Argonaut Board; make recommendations to the Argonaut Board as to the composition of the committees of the Argonaut Board (including the NCG Committee); review Argonaut’s orientation and education program with respect to new directors and continuing education programs, if any, in relation to continuing directors; report regularly to the Argonaut Board in relation to any matters arising from its review of governance and compensation practices of Argonaut; review and assess its mandate and recommend any proposed changes to the Argonaut Board on an annual basis; and evaluate the function of the NCG Committee on an annual basis.       The members of the NCG Committee are currently Christopher R. Lattanzi (Chairman), James E. Kofman, Peter Mordaunt and Dale C. Peniuk, each of whom is independent. The NCG committee members were recommended based on their collective experience of managing, directing and working with various businesses with an emphasis on experience with mining companies. Their experience coupled with external compensation reports, as appropriate, provides the foundation of the necessary skills and knowledge to make informed and educated decisions regarding executive compensation policies and practices. Christopher Lattanzi James Kofman Compensation Discussion and Analysis Peter Mordaunt Dale Peniuk Argonaut's principal goal is to create long-term value for its shareholders. Argonaut believes that directors, officers and employees should have their benefits aligned with both the short-term and long-term interests of the shareholders. The NCG Committee reviews, for approval by the Argonaut Board of Directors, the design and competitiveness of Argonaut's executive compensation package. The objectives of the executive compensation package for the executive officers of Argonaut are to: set levels of annual salary and bonus compensation that will attract and retain superior executives in the highly competitive environment of global mining companies; provide annual bonus compensation for executive officers that varies with Argonaut's operating and financial performance, Argonaut's stock price as well as an individual's contribution so as to reflect the executive officer's individual contribution to Argonaut's success; provide long-term compensation that is tied to Argonaut's overall success so as to focus the attention of the executive officers on managing Argonaut from the perspective of an owner over a long-term period; emphasize performance-based compensation, through annual bonus compensation and long-term compensation, over fixed compensation; and     2020 Management Information Circular 19 PART TWO: Statement of Executive Compensation

 encourage performance in non-financial matters of importance to Argonaut, such as promoting safety, environmental protection and diversity in the work-place, positioning Argonaut for long-term success, promoting the development of management, and maintaining and enhancing Argonaut's compliance with legal requirements. The 2019 compensation of the executive officers was comprised of three components: base salary, annual cash short-term incentive bonus (“STI”) and long-term incentive (“LTI”) in the form of restricted share units and performance share units and was structured to be competitive with a select group of peer companies as set out below. STI and LTI Awards are directly related to Argonaut's performance and the individual's contribution. Argonaut believes strongly that annual incentives and LTI Awards play an important role in increasing shareholder value. Outstanding Options and LTI Awards are not taken into account when determining whether and how many new Options or LTI Awards should be granted. Named Executive Officers ("NEOs"), as defined in the Executive Compensation Summary section, and directors, are not permitted by Argonaut to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held directly or indirectly by the NEO or director. Research and Benchmarking During 2019, compensation reviews were completed based on the previous 2018 fiscal-year data to compare Argonaut’s NEOs compensation against similar companies within the mining industry. The selection criteria used to determine the set of peer companies (the "Peers") were: publicly-listed companies with similar market capitalization, with similar annual precious metals production and which operate in similar jurisdictions to Argonaut. At the time of setting the 2019 peer group, Argonaut’s market capitalization was C$434 million versus the peer median of C$447 million and Argonaut’s annual precious metals production was approximately 186,600 gold equivalent ounces versus the peer median of approximately 142,200 gold equivalent ounces. While Argonaut prefers to select peers which operate in similar jurisdictions, given the limited number of peer companies that are similar with respects to market capitalization and annual precious metals production, the jurisdiction where Argonaut’s peers operate was expanded to include companies operating in the broad international arena. The Peers represent a cross-section of Canadian and U.S. based mining companies that are similar by annual precious metals production, number of employees and market capitalization, development stages and geographical similarity of operations. Argonaut further completed an analysis against the Peers that was approved by the Argonaut Board of Directors at the beginning of the year, being: Table 2: Peer Group The results of this compensation analysis provide the following comparative data. The data in the table below shows that Argonaut’s CEO pay during 2019 was generally below industry averages 20 Argonaut Gold Inc. Company Alacer Gold Corp. Great Panther Silver Ltd. Sierra Metals Inc. Dundee Precious Metals Inc. Guyana Goldfields Inc. Teranga Gold Corporation Endeavour Silver Corp. Leagold Mining Corporation Wesdome Gold Mines Ltd. Fortuna Silver Mines Inc. Premier Gold Mines Limited Golden Star Resources Ltd. Roxgold Inc.

for this position, in comparison with other companies with similar market capitalization, revenues and numbers of employees in the mining industry, and amongst Argonaut’s set of Peers. Compensation for an executive may be set above or below median to reflect the strategic importance of the role within Argonaut, market condition, as well as individual performance and potential. Although market data is used to inform compensation decisions, the NCG Committee ultimately relies on its own experience, information and deliberations to determine individual compensation arrangements. Table 3: CEO Compensation Comparison Compensation Note: Amounts above are in US$. The Argonaut Board of Directors approved salaries and a bonus plan (the "Bonus Plan") for the executive officers of Argonaut for the 2019 financial year based on the Argonaut Board of Directors' own determination and discussion, the recommendations of management and the NCG Committee (which recommendations were endorsed by the Argonaut Board of Directors), which in turn were based on enumerated and weighted objectives for each executive officer. In all such discussions, Mr. Dougherty absented himself from the Argonaut Board of Directors' determination of compensation of Argonaut's President and CEO. Elements of Compensation The NCG Committee generally establishes target total direct compensation at the median of the Peer group, consistent with its compensation philosophy and reflecting Argonaut's relative size positioning among its Peers. The NCG Committee annually assesses and considers the appropriate percentage mix of base salary, bonus and security-based LTI compensation. To achieve its compensation objectives, the compensation program in 2019 was comprised of the following components: annual base salary, annual cash bonus and security-based LTI compensation Awards. Base Salary To ensure that Argonaut is capable of attracting, motivating and retaining individuals with exceptional executive skills, cash compensation is reviewed and adjusted annually, based primarily on individual and corporate performance, as well as compensation practices of similar mining companies. The NCG Committee reviews base salaries annually, but does not necessarily make adjustments to NEO salaries each year. Typically, base salaries are targeted at the median of the peer group and the NCG Committee reviews base salaries every year, comparing them to similar positions in the peer group. Additionally, to ensure that any increases are fair and balanced, in determining base salary levels for executive officers, the NCG Committee considers the following qualitative and quantitative factors: job level and responsibilities, relevant experience, individual performance, recent corporate and business unit performance, internal equity considerations and Argonaut’s objective of offering competitive total direct compensation provided performance is met. 2020 Management Information Circular 21 PART TWO: Statement of Executive Compensation CEO Base Salary Bonus Actual % Paid Bonus % Target Avg STI Total Cash Comp Avg LTI Avg Total Peer Group $ 465,421 96% 93% $ 445,910 $ 911,331 $ 1,204,449 $ 2,115,781 Global Governance Advisors Survey $ 524,394 76% 100% $ 388,496 $ 958,195 $ 960,182 $ 1,889,224 Argonaut Actual $ 395,000 72% 85% $ 283,407 $ 678,407 $ 811,760 $ 1,490,167 All Comparator Averages $ 494,908 86% 97% $ 417,203 $ 934,763 $ 1,082,316 $ 2,002,502 Difference $ (99,908) $ (133,796) $ (256,356) $ (270,556) $ (512,336) Variance -20% -14% -12% -32% -27% -25% -26%

From time to time, base salaries may be adjusted other than from results of an annual review in order to address competitive pressures or in connection with a promotion. Annual Bonus Executives and select employees are eligible to receive an annual bonus in the form of cash, provided certain predetermined corporate and individual bonus objectives are met. The annual bonus is designed to sharpen the focus on Argonaut’s and NEOs key performance measures and enables a closer alignment with shareholder value creation and competitive norms. The NCG Committee believes that these strategic operational and growth initiatives ensure that Argonaut’s NEOs focus on a broader, more strategic set of financial, operational and other factors which are focused on shareholder value creation and long-term success. The NCG Committee’s assessment of these factors enables closer alignment of NEO pay levels with shareholder value creation and talent attraction, motivation and retention in a challenging competitive environment. The annual bonus target for the CEO in 2019 was 85% of base salary, while the other NEO's bonus targets ranged from 50% to 60% of their base salaries. Performance-based targets are agreed upon by the Argonaut Board of Directors at the beginning of each year. A portion of the annual cash bonus (80% for the CEO and 70% for the other NEOs) is directly related to overall performance of Argonaut and a portion (20% for the CEO and 30% for the other NEOs) is related to individual performance. In 2019, the performance objectives of Argonaut, accounting for 70% or 80% of the NEOs bonus, were comprised of the following: 40% on operational performance measures regarding the environment, production, cash cost and capital costs, another 10% on safety performance and the remaining 50% on executing strategic growth initiatives agreed upon by management and the Argonaut Board of Directors. There is no guarantee of payment and the Argonaut Board of Directors reserves the right to adjust or rescind the Bonus Plan at its discretion. The minimum annual bonus payout for each NEO is zero times the target annual bonus and the maximum annual bonus payment is two times the target annual bonus. The annual bonus payout for each NEO is at the discretion of the Argonaut Board of Directors and dependent on corporate and individual performance. The 65% achievement (payout) in the chart to the right relates to the safety, operational and growth performance goals of Argonaut for 2019, which accounts for 80% of the CEO’s total payout. The remaining 20% of the STI payout isbased on individual performance goals. The annual bonus paid out, as a percentage of his base salary, to the CEO over the past five years is shown in Table 5. Short-term Incentive Targets for 2019 were comprised of Growth, Operations and Safety. Growth was weighted at 50% and achieved 33% payout, Operations was weighted at 40% and achieved 22% payout, and Safety was weighted and achieved 10%. The following table details the short-term incentive targets and achievements. 22 Argonaut Gold Inc.

Table 4: Corporate 2019 Short-term Incentive Targets and Achievements Table 5: Five Year Bonus Payout Percentage for the CEO The Argonaut Board of Directors believes that it is important to maintain some discretion on bonuses as fixed formulas cannot adequately account for all events and circumstances. The primary reasons for the lower bonus payout in 2019 were operational in nature such as not achieving production and cash costs targets. A detailed assessment of performance indicators considered in relation presented in the following summary calculation in relation to the 2019 Mr. Dougherty: to management is bonus payment to Table 6: CEO Individual Performance 2020 Management Information Circular 23 PART TWO: Statement of Executive Compensation Target Payout (as % of Salary) 17% 41% 27% Corporate Operations Individual TARGET Target Payout (as % of Salary) Payout Awarded(1) (as % of Salary) Corporate Operations Individual 41% 27% 17% 26% 18% 13% Subtotal Board (Adjustment)(2) 85% TBD 58% -25% Total 85% 43% 2015 2016 2017 2018 2019 21% 42% 93% 72% 43% CORPORATE Weight: 50% Payout: 33% Growth (Adv ance dev elopment project s and growt h init at iv es) T arget: S uccessful complet ion of init iat iv es Results: Magino – Complet ed Federal and Prov incial Env ironment al Assessment processes wit h receipt of a posit iv e Decision S t at ement and S t at ement of Complet ion, respect iv ely. S igned Communit y Agreement s wit h t he Bat chewana First Nat ion and Michipicot en First Nat ion. Confirmed high-grade geological cont inuit y below t he planned pit and ident ified mult iple high-grade st ruct ures host ing mult iple v eins.  Cerro del Gallo – Complet ed a posit iv e pre-feasibilit y st udy. Published a maiden Mineral Reserv e and Mineral Resource est imat e, which increased t he Company’s consolidat ed Mineral Reserv es by 48% and Measured and Indicat ed Mineral Resources, inclusiv e of Mineral Reserv es, by 36%.  La Colorada – Increased full year product ion by 15% t o 55,338 GEOs.  El Cast illo Mining Complex – Increased full year product ion by 12% t o 131,277 GEOs. Increased full year product ion by 38% t o 66,509 GEOs at t he El Cast illo mine. Complet ed a crusher expansion project under budget at t he S an Agust in mine. OPERATIONS Weight: 40% Payout: 22% Environmental T arget: No spills out side cont ainment Result: No spills out side cont ainment Production T arget: >197 Koz Result: 187 Koz GEO product ion for 2019 set new record for annual product ion; howev er, was less t han t he t arget . Cash Cost T arget: $775/oz and $875/oz Result: $1,041/oz Primarily due t o t he writ e down of pad inv ent ory ounces Capital Cost T arget: $50 t o $60 Million Result: $51.8 Million SAFETY Weight: 10% Payout: 10% Safety at Operating Mines T arget: Indust ry LTI rat e 1.68 Result: 0.36 due t o fat al accident . Excellent result s on El Cast illo Complex but poor performance at La Colorada. STI ACHIEVEMENT LEVEL 65%

Note: (1) The minimum annual bonus payout for each NEO is zero times the target annual bonus and the maximum annual bonus payment is two times the target annual bonus. There is no guarantee of payment and the Argonaut Board of Directors reserves the right to adjust or rescind the Bonus Plan at its discretion. (2) Reduce overall payout due to safety issue with contractor at La Colorada operation. Our executive compensation plan is weighted to at-risk pay to align with our philosophy of paying for performance and to reward the execution of strategically-sound initiatives in the short-term to ensure we align with shareholder interest over the long-term. Though Argonaut is a Canadian corporation, it is important to note that Mr. Dougherty is an American citizen who resides in the United States, who primarily works from Argonaut’s corporate office in Reno, Nevada, is a United States tax payer and is therefore compensated in US dollars. When evaluating Mr. Dougherty’s compensation in relation to total shareholder return, it is important to factor in the Canadian dollar and the US dollar exchange rate over the same period. Mr. Dougherty takes exchange rate risk in his compensation. When necessary for his salary to be converted to Canadian dollars for comparative purposes, it is the recommendation of Argonaut for his salary to be translated at a five year average exchange rate to accurately capture the true fluctuations in his pay, rather than fluctuations in the exchange rate itself. After the departure of Mr. Zisch in November 2019, Mr. Dougherty assumed the duties of the Chief Operating Officer in addition to his regular duties as President and Chief Executive Officer. Due to these factors, the Argonaut Board evaluates Mr. Dougherty’s total compensation versus total shareholder return and adjusts for the exchange rate over the same period. It is the Argonaut Board’s view that evaluating Mr. Dougherty’s compensation versus total shareholder return without properly adjusting for the Canadian dollar and US dollar exchange rate over the same period would misrepresent Mr. Dougherty’s compensation versus total shareholder return. The below chart illustrates our total shareholder return, S&P/TSX global mining index and our CEO total compensation in US dollars indexed to 100% since 2015: Table 7: CEO Total Compensation vs. Total Shareholder Returns and S&P/TSX Global Mining Index Performance CEO Total Compensation vs Total Shareholder Returns and S&P/TSX Global Mining Index Argonaut Gold Inc. S&P/TSX Global Mining Index CEO Total Compensation 24 Argonaut Gold Inc.

Option-based and Share-based Awards – Summary of Security Based Compensation Arrangements Argonaut has established the Share Incentive Plan, as amended, which was adopted by the Argonaut Board of Directors on February 12, 2010 and approved by shareholders at the 2010 Annual and Special Meeting of Shareholders held on May 10, 2010, re-approved by shareholders at the 2013 Annual and Special Meeting of Shareholders held on May 7, 2013, again re-approved by shareholders at the 2016 Annual and Special Meeting of Shareholders held on May 3, 2016, and again re-approved at the 2018 Annual and Special Meeting of Shareholders held on May 1, 2018. At the Meeting, shareholder approval is being sought to re-authorize the Share Incentive Plan and to ratify and approve the amendments to the Share Incentive Plan which would, among other things, add deferred shares units as a category of Award (see “Business of the Meeting – Approval of the Share Incentive Plan”). The full text of the Share Incentive Plan is attached hereto as Schedule “A.” All capitalized terms in this section and not otherwise defined herein shall have the meanings ascribed to them in the Share Incentive Plan. Participants Directors, officers, employees, service providers and consultants of Argonaut and subsidiaries of Argonaut (individually a "Participant" and collectively "Participants") are entitled to participate in Awards under the Share Incentive Plan. Purpose The purpose of Argonaut's Share Incentive Plan is to develop the interest and incentive of Participants in Argonaut's growth and development by granting restricted share awards and/or performance share units of Argonaut's stock and/or providing an opportunity to purchase Argonaut Shares through Options, thereby advancing the interests of Argonaut, enhancing the value of the Argonaut Shares for the benefit of all shareholders and increasing the ability of Argonaut to attract and retain skilled and motivated individuals. Share Incentive Plan Limits The Share Incentive Plan provides that the maximum number of Argonaut Shares available as Options and other Awards is 7.25% of the total number of outstanding Argonaut Shares from time to time, of which a maximum of 5.00% of the total number of outstanding Argonaut Shares from time to time, is issuable pursuant to other Awards. As of December 31, 2019, the total number of Argonaut Shares issuable pursuant to Options and other Awards was 13,013,496 (being 7.25% of the issued and outstanding Argonaut Shares) of which Options were outstanding for the purchase of 4,143,818 Argonaut Shares (being 2.31% of the issued and outstanding Argonaut Shares), and other Awards consisting of restricted share units outstanding for Awards of 1,750,951 Argonaut Shares (being 0.98% of the issued and outstanding Argonaut Shares), and performance share units outstanding for Awards of 1,366,006 Argonaut Shares (being 0.76% of the issued and outstanding Argonaut Shares) for an aggregate total of 7,260,775 Argonaut Shares issuable pursuant to the Share Incentive Plan (being 4.05% of the issued and outstanding Argonaut Shares and 55.79% of the total number of Argonaut Shares issuable pursuant Options and other Awards under the Share Incentive Plan). The total number of Argonaut Shares available for issuance pursuant to Options and other Awards under the Share Incentive plan as of December 31, 2019 was 5,752,721 (being 3.20% of the issued and outstanding Argonaut Shares). Since inception of the Share Incentive Plan to December 31, 2019, Options for 2,664,691 Argonaut Shares had been exercised pursuant to the Share Incentive Plan. 2020 Management Information Circular 25 PART TWO: Statement of Executive Compensation

As of March 30, 2020, the total number of Argonaut Shares issuable pursuant to Options and other Awards was 13,100,374 (being 7.25% of the issued and outstanding Argonaut Shares) of which Options were outstanding for the purchase of 4,751,014 Argonaut Shares (being 2.63% of the issued and outstanding Argonaut Shares), and other Awards consisting of restricted share units outstanding for Awards of 1,295,274 Argonaut Shares (being 0.72% of the issued and outstanding Argonaut Shares), and performance share units outstanding for Awards of 2,297,701 Argonaut Shares (being 1.27% of the issued and outstanding Argonaut Shares) for an aggregate total of 8,343,989 Argonaut Shares issuable pursuant to the Share Incentive Plan (being 4.62% of the issued and outstanding Argonaut Shares and 63.69% of the total number of Argonaut Shares issuable pursuant Options and other Awards under the Share Incentive Plan). The number of Argonaut Shares which may be issued pursuant to the Share Incentive Plan refers to the number of Argonaut Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option or other Award as the case may be. As a result, should Argonaut issue additional Argonaut Shares in the future, the number of Argonaut Shares issuable under the Share Incentive Plan will increase accordingly. The Share Incentive Plan of Argonaut is considered an "evergreen" plan, since the shares of Argonaut issuable pursuant to the Share Incentive Plan will increase as the number of issued and outstanding Argonaut Shares increases and any shares issued under the Share Incentive Plan will become available for further grant. The number of Argonaut Shares which may be issued pursuant to the Share Incentive Plan (together with those Argonaut Shares which may be issued pursuant to any other Share Compensation Arrangement adopted by Argonaut) to all independent directors shall not exceed 1.00% of the total number of issued and outstanding Argonaut Shares on a non-diluted basis and the Award value of all Awards (together with the Award value of all other rights granted under any security based compensation arrangement) to independent directors in total shall not exceed C$150,000 per year per independent Director, of which the value of Options shall not exceed C$100,000 per year, per independent Director The Share Incentive Plan provides that (i) the aggregate number of Argonaut Shares issuable at any time under such plan and any other share compensation arrangement to insiders shall not exceed 7.25% of the Argonaut Shares then outstanding; and (ii) insiders shall not be issued, pursuant to the Share Incentive Plan or any other share compensation arrangements, within any one year period, a number of Argonaut Shares that exceeds 7.25% of the number of outstanding Argonaut Shares. Burn Rate The below table details the annual burn rate expressed as a percentage of the number of securities granted over the weighted average number of securities outstanding at year end, for the three prior fiscal years in respect of each security-based compensation agreement. Table 8: Annual Burn Rate (total granted/ 26 Argonaut Gold Inc. Year Options granted Restricted Share Units (RSUs) granted Performance Share Units (PSUs) granted Restricted Shares granted Total Total Options and other Awards granted Weighted average number of Common Shares outstanding Burn rate Common Shares outstanding) 2019 609,572 1,609,512 967,720 - 3,186,804 178,585,738 1.78% 2018 151,815 1,024,424 776,668 - 1,952,907 177,719,713 1.10% 2017 904,799 751,355 - - 1,656,154 174,393,968 0.95% Three-year average annual burn rate 1.28%

Exercise Price Option and other share-based Awards are granted subject to an exercise price that is not less than the current Market Price of the Argonaut Shares. The Market Price is defined as the volume weighted average trading price of a Common Share for the five trading days immediately preceding the valuation date. The Argonaut Board of Directors is not permitted to set an exercise price that is less than the current Market Price. Any amendment to reduce the exercise price of any Option or other share-based Award held by an insider requires shareholder approval. Other Awards In addition to Options, the Share Incentive Plan permits the granting of other Awards, including: a. Share Appreciation Rights - The NCG Committee may grant share appreciation rights to Participants in such amounts and subject to such terms and conditions as the NCG Committee determines in its discretion. The grantee of a share appreciation right shall have the right, subject to the terms of the Share Incentive Plan and the applicable Award Agreement, to receive from Argonaut an amount equal to (a) the excess of the Fair Market Value of a Common Share on the date of exercise of the share appreciation right, over (b) the exercise price of such right as set forth in the Award Agreement (which shall be no less than the Market Price on the date the Award is granted), multiplied by (c) the number of Argonaut Shares with respect to which the share appreciation right is exercised. Payment upon exercise of a share appreciation right may be in cash, Argonaut Shares (valued at Fair Market Value), or any combination thereof, all as the NCG Committee shall determine in its discretion. The expiration date of a share appreciation right will be the date fixed by the Argonaut Board with respect to such share appreciation right and no event later than 10 years from the date the Award is granted. Restricted Shares - The NCG Committee may grant Awards of restricted shares to Participants in such amounts and subject to such terms and conditions as the NCG Committee determines in its discretion. At the time of the grant, the NCG Committee may determine when a restricted share will become vested and may determine that the restricted share shall be vested in instalments. Unless otherwise provided by the NCG Committee, one third of the restricted shares granted shall vest on each of the first, second and third anniversaries of the Date of Grant, provided that the Participant is an Eligible Employee, Eligible Director, Consultant or Other Participant at the time of vesting. Restricted Share Units - The NCG Committee may grant Awards of restricted share units to Participants in such amounts and subject to such terms and conditions as the NCG Committee determines in its discretion. A Participant who is granted a restricted share unit will have only the rights of a general unsecured creditor of Argonaut until receipt by Argonaut from the Participant of acceptance of the Award on vesting of a restricted share unit. On or after the a restricted share unit vests, each restricted share unit shall be settled by transfer to the Participant of Argonaut Shares, cash, securities or other property or a combination thereof, equal in value to the number of Argonaut Shares represented by the restricted share unit Award. Performance Shares and Performance Share Units - The NCG Committee may grant Awards of performance shares to Participants, other than Eligible Directors, in the form of (a) Argonaut Shares or (b) performance share units, which shall vest in accordance with the formula and criteria set out in the Share Incentive Plan. Deferred Share Units – The proposed amended and restated Share Incentive Plan provides that the NCG Committee may grant Awards of deferred share units to Eligible Directors in such amounts and subject to such terms and conditions as the NCG Committee determines in its discretion. An Eligible Director who is granted a deferred share unit will b. c. d. e. 2020 Management Information Circular 27 PART TWO: Statement of Executive Compensation

have only the rights of a general unsecured creditor of Argonaut until receipt by Argonaut from the Eligible Director of acceptance of the Award on or prior to vesting of a deferred share unit. On or after the date a deferred share unit vests, each deferred share unit shall be settled by transfer to the Eligible Director of Argonaut Shares, cash, securities or other property or a combination thereof, equal in value to the number of Argonaut Shares represented by the deferred share unit Award. Attributes Option and other share-based Awards are assignable only with approval of the Argonaut Board of Directors and terminate: (a) within the shorter of the remaining exercise period (or applicable vesting period or exercise period set out in the Option grant) and 90 days from the termination date, if termination is other than by reason of retirement, death or disability; and (b) within the shorter of the remaining vesting or exercise period and 12 months following such termination. The Options and other share-based Awards are subject to vesting provisions with one-third vesting annually or as determined by the NCG Committee at the time of grant. The term of any Option or other share-based Award is not to exceed 10 years. Transfer and Assignment Except to the extent otherwise provided in the applicable Award Agreement, no Option, other Award or right granted to any person under the Share Incentive Plan shall be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of, other than by will or by the laws of descent and distribution and applicable provisions of the Share Incentive Plan. All Options, other Awards and rights granted under the Share Incentive Plan shall, during the life of the grantee, be exercisable only by the grantee or the grantee’s legal representative. Notwithstanding the provisions of the Share Incentive Plan, the NCG Committee may permit a grantee to transfer any Award (other than Options) to any person or entity that the NCG Committee so determines, in its sole discretion. Administration The NCG Committee is responsible for advising the Argonaut Board of Directors regarding potential grants pursuant to the Share Incentive Plan as well as the administration of the Share Incentive Plan as a whole. Previous grants of Option or other share-based Awards are not taken into account by the NCG Committee when considering new grants. The Share Incentive Plan is attached as Exhibit "1" to this Schedule "O". Financial Assistance Argonaut offers no financial assistance to holders of Options or other Awards under the Share Incentive Plan. Amendments The NCG Committee may: a. amend, suspend or terminate the Share Incentive Plan at any time, provided that no such amendment, suspension or termination may:   be made without obtaining any required regulatory approvals; or adversely affect the rights of any optionee or holder of an Award who holds an Option or Award at the time of any such amendment, without the consent of the optionee or Award holder. 28 Argonaut Gold Inc.

b. from time to time, in the absolute discretion of the NCG Committee and without shareholder approval, make the following amendments to the Share Incentive Plan or any Option or Award granted under the Share Incentive Plan:  an amendment to the purchase price of any Option or Award, unless the amendment is a reduction in the purchase price of an Option or Award held by an insider; an amendment to the date upon which an Option or Award may expire, unless the amendment extends the expiry of an Option or Award held by an insider; an amendment to the vesting provisions of the share Option plan and other Awards plan and any Option agreement or Award agreement granted under the Share Incentive Plan; an amendment to provide a cashless exercise feature to an Option or the Share Incentive Plan, provided that such amendment ensures the full deduction of the number of underlying Argonaut Shares from the total number of Argonaut Shares subject to the Share Incentive Plan; an addition to, deletion from or alteration of the Share Incentive Plan for an Option or Award that is necessary to comply with applicable law or the requirements of any regulatory authority or the Toronto Stock Exchange; any amendment of a "housekeeping" nature, including, without limitation, amending the wording of any provision of the Share Incentive Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Share Incentive Plan that is inconsistent with any other provision of the Share Incentive Plan, correcting grammatical or typographical errors and amending the definitions contained within the Share Incentive Plan respecting the administration of the Share Incentive Plan; any amendment respecting the administration of the Share Incentive Plan; and any other amendment that does not require shareholder approval under Section (c) below.        c. Shareholder approval will be required for the following amendments to the Share Incentive Plan:  any increase in the maximum number of Argonaut Shares issuable as a fixed percentage of Argonaut's outstanding Argonaut Shares; to remove or exceed the insider or Eligible Director participation limits; to an amending provision within the Share Incentive Plan or other Awards plan; any reduction in the purchase price, extension of the expiry, or cancellation and reissuance of an Option or Award; any change which would materially modify the requirements as to eligibility for participation in the Share Incentive Plan; and any change which would permit Options granted under the Share Incentive Plan to be transferable or assignable other than for normal estate settlement purposes.      Blackout Periods The expiry of any Option will be the date fixed unless such date falls within a Blackout Period or within nine business days following expiry of the Blackout Period, in which case the expiry date of 2020 Management Information Circular 29 PART TWO: Statement of Executive Compensation

the Option will be the date that is the 10th business day after the expiry date of the Blackout Period. A "Blackout Period" means any period in which a Participant in the Share Incentive Plan cannot trade pursuant to Argonaut's policies respecting restrictions on trading, including such restrictions as may exist under the laws of Mexico, the United States or Canada. Long-Term Incentive Plan Argonaut's LTIP is governed by the provisions of the shareholder-approved Share Incentive Plan which is designed to attract, retain and motivate employees and officers of Argonaut. This purpose is pursued by providing an opportunity of Argonaut Share ownership through grants of Options, restricted share units, performance share units or by granting restricted shares of Argonaut which advances the interest of Argonaut to, in part, align employee and officer compensation with the interests of the shareholders and Argonaut in value creation. Based on extensive shareholder feedback, market research, and recommendations received from our compensation consultant Lane Caputo, the LTIP was modified in 2018 to be comprised of Performance Share Units (“PSUs”) and Restricted Share Units (“RSUs”) which are based upon a multiplier of each NEO's base salary. During 2018 and 2019, these Awards were delivered in an equal combination of RSUs and PSUs to enhance the pay-for-performance focus of our compensation program. The RSU Awards are intended to provide a highly retentive element of compensation and are time-based, generally vesting 1/3 each year over a three-year period. The PSU Awards cliff vest after three years and are subject to three-year performance metrics, which include gold equivalent ounce production growth and total shareholder return (“TSR”) relative to a peer group index of small-cap global gold and silver companies, and the end result can range from a multiplier of 0.0 to 2.0. In 2020, the Argonaut Board adopted and recommends to shareholders the inclusion of deferred share units as an additional incentive option for granting to Eligible Directors. We are confident that this combination of long-term incentives promotes retention among our executive team and motivates performance towards our strategic corporate objectives. The LTI Awards granted to the CEO and other NEOs are designed to align the performance of Argonaut with the value of the share compensation granted. Further, the stock ownership guidelines ensure that the CEO and other NEOs are thoroughly invested in the performance of Argonaut. In addition to the stock ownership guidelines, the CEO and other NEOs are subject to certain risk mitigators such as the anti-hedging and clawback policies of Argonaut. Long-Term Stock Incentive Awards The NCG Committee considers stock ownership by management through stock-based compensation arrangements beneficially aligning management’s and shareholders’ interests. Under the terms of the Share Incentive Plan an Option means a non-assignable, non-transferable right to purchase Argonaut Shares granted pursuant to, or governed by the Share Incentive Plan, whether pursuant to the Original Plan or pursuant to the Plan. Under the provisions of Argonaut’s shareholder-approved Share Incentive Plan, the NCG Committee has the ability to grant Options and other share-based Awards to eligible Participants of Argonaut. The NCG Committee grants LTI Awards to NEOs, in line with competitive market norms based upon each NEO’s performance in a fiscal year. Awards are primarily designed to tie a substantial portion of each NEO’s compensation to longer-term future performance of Argonaut and to support this philosophy adopted by the NCG Committee. The grant determinations are made by the NCG Committee using, as a reference, the relevant competitive market information in order to provide an appropriate level of total direct compensation compared to compensation of other NEOs in Argonaut’s Peer Group. The NCG Committee sets the individual grant values to reflect (a) the level or responsibility of each executive officer and their potential impact on the long-term success 30 Argonaut Gold Inc.

of the business; (b) the intent to encourage distinctive levels of long-term performance and contributions; (c) talent retention considerations as appropriate; and (d) tenure of the NEO with Argonaut. Consistent with the at-risk performance-based pay philosophy, LTI Awards comprise a significant portion of Argonaut’s NEOs total compensation. Determination of Grants of Long-Term Equity Awards During the fiscal year 2019, the NCG Committee awarded annual grants of Awards to Argonaut’s NEOs. In determining to grant these Awards, the NCG Committee considered and recognized competitive pay for performance practices, retention of the NEOs and potential challenges that Argonaut anticipates over the next several years. Employment Agreements Argonaut has an employment agreement (the "Dougherty Employment Agreement") with Peter C. Dougherty, the President and CEO of Argonaut. The Dougherty Employment Agreement provides for both fixed compensation comprised of base salary, and performance-based variable incentive compensation, comprised of an annual bonus, and long-term incentives in the form of Awards under the Share Incentive Plan. The Dougherty Employment Agreement states that Mr. Dougherty receives a base salary of US$410,000 per year, with the base salary to be reviewed annually by the Argonaut Board of Directors. Mr. Dougherty is also eligible to receive an annual bonus with a target of 85% of his base salary. The annual bonus may be awarded at the discretion of the Argonaut Board of Directors, applying such personal and corporate performance measures as they consider appropriate. Under the Dougherty Employment Agreement, Mr. Dougherty receives all benefits generally provided to senior officers of Argonaut and is eligible to be granted Options and other share-based Awards under the Share Incentive Plan. Argonaut also has employment agreements (the "Employment Agreements") with David A. Ponczoch, CFO (the "Ponczoch Employment Agreement"), William R. Rose, VP of Technical Services (the "Rose Employment Agreement"), Daniel A. Symons, VP of Investor Relations (the "Symons Employment Agreement"), Brian W. Arkell, VP of Exploration (the “Arkell Employment Agreement”). Mr. Arkell has been included as a NEO for 2020 due to the departure of Mr. Zisch in November 2019. The Ponczoch, Rose, Symons and Arkell Employment Agreements are or have been on the same terms as the Dougherty Employment Agreement, with the following exceptions:  The Ponczoch Employment Agreement: Mr. Ponczoch receives a base salary of US$275,000 and is eligible to receive an annual bonus with a target of 60% of his base salary. The Rose Employment Agreement: Mr. Rose receives a base salary of US$230,000 and is eligible to receive an annual bonus with a target of 50% of his base salary. The Symons Employment Agreement: Mr. Symons receives a base salary of C$255,000 and is eligible to receive an annual bonus with a target of 50% of his base salary. The Arkell Employment Agreement: Mr. Arkell receives a base salary of US$200,000 and is eligible to receive an annual bonus with a target of 50% of his base salary.    Mr. Zisch, Chief Operating Officer, left Argonaut in November 2019 and per the Zisch Employment Agreement, received 24 months of salary payable in one lump sum, a continuation of benefits for up to 18 months, the current year's bonus plan amount prorated to the number of months in the year before the termination date, the rights and benefits to which he was entitled pursuant to the Share Incentive Plan in accordance with its terms, and a payment for executive outplacement services equal to 15% of his annual base salary. 2020 Management Information Circular 31 PART TWO: Statement of Executive Compensation

Please refer to the section entitled "Termination and Change of Control Benefits" for information regarding payments and benefits payable to a NEO in circumstances of termination or a change of control. Performance Graph The following graph compares the total cumulative shareholder return for C$100 invested in the Common Shares of Argonaut with the cumulative shareholder return of the S&P/TSX Composite and S&P/TSX Metals and Mining Indexes for the period commencing on January 1, 2015 and ending December 31, 2019. The Argonaut Board of Directors along with the NCG Committee approve the design and competitiveness of the executive's compensation packages. Table 9: Total Cumulative Shareholder Returns The trend in the performance of Argonaut’s shareholder return over the most recent five-year period shows a decline in the first year followed by a gradual realignment relative to industry performance with a slight decline in 2019. Executive Compensation Summary Securities legislation requires the disclosure of compensation received by each "Named Executive Officer" or "NEO" of Argonaut for the three most recently completed financial years. "Named Executive Officer" is defined by the legislation to mean (a) each of the Chief Executive Officer and the Chief Financial Officer of Argonaut, (b) each of Argonaut's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year and whose total compensation exceeds C$150,000, and (c) any additional individual who would be an NEO under (b) but for the fact that the individual was not serving as an executive officer of Argonaut nor acting in a similar capacity at the end of the most recently completed financial year of Argonaut. The following table sets forth a summary of all compensation for services earned during the three most recently completed financial years by the NEOs. 32 Argonaut Gold Inc.

Table 10: Executive Compensation Summary incentive 1,490,167 969,463 799,556 Notes: (1) The share-based Awards are calculated using the market price (“Market Price”), which is determined by the volume weighted average trading price of a Common Share for the five trading days immediately preceding the valuation date. Argonaut chose this method of share-based Award valuation because the weighted average reduces the risk of a grant being valued based on a single day, which may not be representative as the shares may have traded higher or lower than the average. The five-day volume weighted average calculation determines a more accurate fair value for the share-based Awards granted. The share-based Awards are based on the Market Price of the Award (US$1.99 for 2019, US$1.99 for 2018, and US$1.90 for 2017) on the grant date for the covered financial year. All share-based Awards granted to the NEOs in 2017 vest one-third per year over a three-year period. The share-based Awards granted to the NEOs in 2018 and 2019 consist of 50% RSUs which vest one-third per year over a three-year period and 50% PSUs which have a three-year cliff vest. (2) The option-based Awards are based on the Market Price of the Option on the grant date for the covered financial year based on the Black-Scholes option-pricing model. Argonaut chose the Black-Scholes model because it is a widely recognized and utilized model for option pricing. The following key assumptions were used for the valuation model for option-based Awards for the NEO’s: N otes: Forfeiture rate changed from 5% to 8% during 2017. There w ere no NEO Option Grants in 2018 or 2019. (3) The amounts reported are all cash bonuses awarded under the terms of Argonaut's Bonus Plan for the reported year but paid to each NEO in February of the following year. (4) The amounts reported are all cash payments awarded to the NEOs under the terms of Argonaut's LTIP during the year reported but paid out over a three-year vesting period. (5) The amounts reported are insurance premiums paid by Argonaut for personal life insurance where the estate of the NEO is the beneficiary, as well as the employer match dollars contributed to each NEO's 401k plan. Mr. Symons has a RRSP to which Argonaut contributed half of the limit of C$26,500 in 2019, C$26,230 in 2018, and C$26,010 in 2017. These amounts have been exchanged from C$ to US$, using an exchange rate based on the Bank of Canada's average rate for 2019 of US$0.7537 equal C$1.00, 2018 of US$0.7721 equal C$1.00, and 2017 of US$0.7708 equal C$1.00. 2020 Management Information Circular 33 PART TWO: Statement of Executive Compensation Date of Grant P re-vest Forfeiture Rate Grant Life Expected Life Annual Volatility Risk-Free Rate Expected Dividend Yield January 31, 2017 8% 10 years 6 years 63.9% 1.25% 0% Name and Principal Position Year Salary (US$) Share-based awards(1) (US$) Option-based awards(2) (US$) Non-equity incentive plan compensation All other comp-ensation(5) (US$) Total comp-ensation (US$) Annual incentive plans(3) (US$) Long-term plans(4) (US$) (6) Peter Dougherty, Chief Executive Officer 2019 2018 2017 395,000 395,000 375,000 790,000 790,000 333,333 - - 250,000 170,578 283,407 346,971 - - 166,667 24,028 21,760 21,385 1,379,606 1,493,356 (7) William Zisch, Chief Operating Officer 2019 2018 2017 292,423 315,000 300,000 - 472,500 200,000 - - 150,000 46,060 155,339 186,623 - 100,000 706,382 26,624 25,228 1,044,865 961,852 David Ponczoch, Chief Financial Officer 2019 2018 2017 265,000 265,000 250,000 397,500 397,500 166,667 - - 125,000 105,783 143,218 153,820 - 83,333 23,379 21,111 20,736 791,662 826,829 Bob Rose, VP of Technical Services 2019 2018 2017 222,500 222,500 215,000 333,750 333,750 143,333 - - 107,500 76,518 93,083 141,019 - 71,667 27,762 25,494 25,119 660,530 674,827 703,637 Daniel Symons,(8) VP Investor Relations 2019 2018 2017 169,583 173,723 154,160 254,374 260,584 68,516 - - 51,387 73,102 61,637 58,435 - - 34,258 11,320 10,508 10,611 508,378 506,451 377,366 Brian Arkell,(9) VP Investor Relations 2019 2018 2017 180,000 173,723 154,160 180,000 260,584 68,516 - - 51,387 64,548 61,637 58,435 - - 34,258 28,387 10,508 10,611 452,935 506,451 377,366

(6) Mr. Dougherty did not receive any compensation for his services as a director of Argonaut. (7) Mr. Zisch left Argonaut in November 2019. Upon termination, all unvested share-based awards were cancelled. As per his Employment Agreement, Mr. Zisch was paid $630,000 as a lump-sum severance as well as $47,250 for executive outplacement services. These amounts were paid in January 2020. In addition, Mr. Zisch also receives benefits for a period of up to 18 months after termination date which are valued at $2,055 per month of which one month is included in other compensation. (8) Mr. Symons compensation amounts have been exchanged from C$ to US$, using an exchange rate based on the Bank of Canada's average rate for 2019 of US$0.7537 equal C$1.00, 2018 of US$0.7721 equal C$1.00, and 2017 of US$0.7708 equal C$1.00. All option-based Awards granted to the NEOs vest one-third per year over a three-year period. (9) Brian Arkell became the fifth highest paid NEO after the departure of Mr. Zisch. Incentive Plan Awards The following table sets forth information in respect of all Awards outstanding at the end of the financial year ended December 31, 2019 for each NEO. Table 11: Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards not paid out or 46,347 1.90 1/31/2027 - - - n/a - Notes: (1) All Option grants to executives are in Canadian dollars. The table reflects the aggregate dollar value in US dollars of all vested and unvested option-based Awards and is calculated based on the difference between the market value of the underlying security at year-end (US$1.50) and the US dollar exercise price of the Option using the Bank of Canada noon exchange rate ($0.7699) on December 31, 2019. (2) All share-based Awards to executives are granted in Canadian dollars. The table reflects the aggregate dollar value in US Dollars of the unvested restricted share and restricted share unit Awards based on the market value of Argonaut's stock (US$1.50) using the Bank of Canada noon exchange rate ($0.7699) on December 31, 2019. (3) Mr. Zisch left Argonaut in November 2019. All unvested RSUs and PSUs cancelled upon termination. His remaining options were not in-the-money and expired 90 days after termination. (4) Mr. Arkell was added as the fifth highest paid NEO. 34 Argonaut Gold Inc. Option-based Awards(1) Share-based Awards(2) Name and Principal Position Number of securities underlying unexercised options Option exercise price Option expiration date Value of unexercised in-the-money options Number of shares or units of shares that have not vested Market or payout value of share-based awards that have not vested Market or payout value of vested share-based awards distributed (#) (US$) (US$) (#) (US$) (US$) Pet er C. Doughert y, President & Chief Execut iv e Officer 77,519 3.45 2/10/2021 - 48,255 6.51 2/8/2022 - 81,345 7.01 2/4/2023 - 111,744 3.84 2/3/2024 - 1,010,431 1,515,647 232,947 1.97 2/3/2025 - 588,608 0.85 2/5/2026 382,595 226,451 1.90 1/31/2027 - - William M. Zisch,(3) Chief Operat ing Officer 20,808 2.09 2/7/2020 - - - 135,871 1.81 2/7/2020 - - Dav id A . Ponczoch, Chief Financial Officer 62,318 3.09 5/9/2024 - 104,826 1.97 2/3/2025 - 264,874 0.85 2/5/2026 172,168 508,228 762,342 113,225 1.90 1/31/2027 - - Bob Rose, VP of T echnical Serv ices 33,654 5.61 4/15/2023 - 35,228 3.84 2/3/2024 - 100,167 1.97 2/3/2025 - 427,317 640,976 253,101 0.85 2/5/2026 164,516 97,374 1.90 1/31/2027 - - Dan Symons, VP of I nv est or Relat ions 33,738 2.09 5/6/2026 - 349,498524,247 - Brian A rkell,(4) VP of Explorat ion - - n/a - 198,071297,107 -

The following table sets forth information in respect of all share-based Awards and option-based Awards vested during the financial year ended December 31, 2019 in favour of the NEOs of Argonaut. Table 12: Incentive Plan Awards – Value Vested or Earned During the Year Notes: (1) This is the aggregate dollar value that would have been realized if the Options vested during the year had been exercised on their respective vesting dates. Messrs. Dougherty, Ponczoch and Rose had an Option grant with a vesting date of February 5, 2019 and the calculation is based on an exercise price of US$0.84 and a market price on vesting date of US$1.33. Messrs. Dougherty, Ponczoch, Rose, and Symons had an Option grant with a vesting date of January 31, 2019 and the calculation is based on an exercise price of US$1.88 and a market price on vesting date of US$1.35. The exercise and market prices on the vesting dates referenced were translated to US$ at the C$-US$ exchange rate in effect on the applicable vesting date. (2) This is the aggregate dollar value realized upon vesting of share-based Awards as of vesting date. Messrs. Dougherty, Ponczoch, Rose, Symons and Zisch had a share grant with a vesting date of January 31, 2019 and a market price on vesting date of US$1.35. Messrs. Dougherty, Ponczoch and Rose had a share grant with a vesting date of February 5, 2019 and a market price on vesting date of US$1.33. Mr. Symons had a share grant with a vesting date of May 6, 2019 and a market price on vesting date of US$1.12. Additionally, Mr. Zisch had a share grant with a vesting date of November 8, 2019 and a market price on vesting date of US$1.26. The exercise and market prices on the vesting dates referenced were translated to US$ at the C$-US$ exchange rate in effect on the applicable vesting date. (3) The amounts reported are cash bonuses awarded under the terms of Argonaut's Bonus Plan for the year 2019, but paid to each NEO in February 2020 and cash payments awarded to the NEOs under the terms of Argonaut's LTIP for the covered financial year and paid out over a three year vesting period, with the first payment scheduled having been made in February 2019. (4) Mr. Zisch left Argonaut in November 2019. Mr. Arkell was added as the fifth highest paid NEO. (5) Mr. Symons non-equity incentive plan compensation has been converted from C$ to US$, using an exchange rate based on the Bank of Canada's average rate for 2019 of US$0.7537 equal C$1.00. 2020 Management Information Circular 35 PART TWO: Statement of Executive Compensation

The following table sets forth information in respect of all securities authorized for issuance under the current equity compensation plan at the end of the financial year ended December 31, 2019. Table 13: Securities Authorized for Issuance under Equity Compensation Plans Notes: (1) Includes 4,143,818 Argonaut Shares reserved for issuance pursuant to Options and a total of 3,116,957 Argonaut Shares reserved for issuance pursuant to Restricted Share Units and Performance Share Units granted under Argonaut’s Share Incentive Plan for the year ended December 31, 2019. (2) The maximum number of Argonaut Shares made available as Option Shares and Awards pursuant to the Share Incentive Plan for the year ended December 31, 2019, shall not cumulatively exceed 7.25% of the outstanding Argonaut Shares, and of which Argonaut Shares available as Awards shall not exceed 5.00% of the outstanding Argonaut Shares. As a result, if Argonaut were to issue additional Argonaut Shares, the number of Shares issuable under the Share Incentive Plan would increase accordingly. The Share Incentive Plan of Argonaut is considered an “evergreen” plan, since the shares issued pursuant to Argonaut’s Share Incentive Plan would increase as the number of issued and outstanding Common Shares of Argonaut increases and any Argonaut Shares issued under Argonaut’s Share Incentive Plan will become available for further grant. The securities remaining available for future issuance under Argonaut's equity compensation plan is calculated based on the number of Argonaut Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option, Award or issue of Argonaut Shares, as the case may be. As of December 31, 2019, there were 179,496,503 Argonaut Shares issued and outstanding, of which under Argonaut's equity compensation plan 7.25%, in the amount of 13,013,496 securities, were the maximum number of Argonaut Shares issuable. As of December 31, 2019, 4,143,818 securities were to be issued upon exercise of outstanding Options, 1,750,951, securities were to be issued upon vesting of restricted share units and 1,366,006 securities were to be issued upon vesting of performance share Awards. As of December 31, 2019, 5,752,721 securities remained available for future issuance under Argonaut's equity compensation plan. Termination and Change of Control Benefits The Employment Agreements include a “double trigger” change of control provision whereby an NEO is entitled to certain payments and benefits if the NEO's employment with Argonaut is terminated by Argonaut without cause or by the NEO for “Good Reason” within two years following a “Change of Control.” For the purposes of the Employment Agreements, “Change of Control” means the occurrence of any one or more of the following events: (a) a sale, transfer or other disposition of all or substantially all of the property or assets, direct or indirect, of Argonaut other than to an affiliate; (b) a merger or consolidation of Argonaut, other than with an affiliate, where the shareholders of Argonaut do not continue to own at least 50.10% of the new entity; (c) any change in the holding, direct or indirect, of shares in the capital of Argonaut as a result of which a person, or a group of persons or persons acting jointly or in concert, or persons associated or affiliated with any such person or group are in a position to exercise effective control over Argonaut, provided that for this purpose, a person or group of persons holding shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitle the holders thereof to cast more than 30% of the votes attaching to all shares in the capital of Argonaut which may be cast to elect directors of Argonaut, shall be deemed to be in a position to exercise effective control of Argonaut, and further provided that at the time of such acquisition, no other person or group of persons shall hold 36 Argonaut Gold Inc. Plan Category Number of securities to be issued upon exercise or vesting(1) Weighted-average exercise price of outstanding options Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2) (#) (a) ($C) (b) (#) (c) Options 4,143,818 $2.75 5,752,721 Aw ards 3,116,957 Nil Total 7,260,775 $2.75 5,752,721 securities entitled to more than 30% of such votes; or (d) less than 50% of the board of directors of Argonaut being comprised of incumbent directors. For the purposes of the Employment Agreements, “Good Reason” means the continued occurrence of any of the following events after notification by the NEO to Argonaut, either before or within 30 days following notification by Argonaut of the occurrence of any such event, that the event is not acceptable to the NEO and the failure of Argonaut, within 14 days after such notice, to rescind or rectify, to the reasonable satisfaction of the NEO, the event that was not acceptable to the NEO: (a) a material reduction by Argonaut of the NEO's base salary; (b) failure by Argonaut to continue in effect any benefit plan in which the NEO participates, unless such benefit plan is replaced by a successor benefit plan providing to the NEO substantially similar compensation and benefits; or terminates as a result of the normal expiration of such benefit plan in accordance with its terms; or the taking of any other action, or the failure to act, by Argonaut which would materially adversely affect the NEO’s continued participation in any of such benefit plans without the consent of the NEO, including by materially reducing the NEO’s benefits in the future under any of such benefit plans; (c) effecting a material diminution in the position or duties and responsibilities of the NEO; (d) Argonaut requiring the US based NEOs to be anywhere more than 45 miles from Reno, Nevada, United States; and Mr. Dan Symons be based anywhere more than 50 kilometers from Toronto, Ontario, Canada (e) incumbent directors at the initiation of a process resulting in a “Change of Control” no longer constituting at least a majority of the board of directors of Argonaut at or prior to the conclusion of 12 months from any effective date of such “Change of Control”; or (f) Argonaut, as presently constituted, no longer exists as an independent business entity. Since 2012, no new employment agreements have included severance provisions in excess of 24 months. In alignment with industry standards, any future agreements will be scaled based on position level, with severance provisions not to exceed 24 months with the exception of the CEO who is at 30 months.  Mr. Peter C. Dougherty, President and Chief Executive Officer, is a party to the Dougherty Employment Agreement. Under the Dougherty Employment Agreement, if Mr. Dougherty's employment is terminated other than for cause, he is entitled to 30 months of salary and average bonus paid over the two previous calendar years, payable in one lump sum, a continuation of benefits for 24 months, the current year's bonus plan amount prorated in proportion to the number of months in the year before the termination date, the rights and benefits to which he is entitled pursuant to the Share Incentive Plan as amended in accordance with its terms, and a payment for executive outplacement services equal to 15% of Mr. Dougherty's annual base salary. If his employment is terminated involuntarily within two years following a Change of Control, he is entitled to 30 months of salary and average bonus paid over the two previous calendar years, payable in one lump sum or over the period of 30 months, reimbursement for payment of reasonable fees of a financial advisor or consultant for a period of six months following the termination date, a continuation of benefits for 24 months, the current year's bonus plan amount prorated in proportion to the number of months in the year before the termination date, the rights and benefits to which he is entitled pursuant to the Share Incentive Plan as amended in accordance with its terms, and a payment for executive outplacement services equal to 15% of Mr. Dougherty's annual base salary. Mr. David A. Ponczoch, Chief Financial Officer is a party to the Ponczoch Employment Agreement, and Mr. William R. Rose, VP of Technical Services, is a party to the Rose Employment Agreement. If any of the aforementioned NEO's employment is or has been terminated, other than for cause, they are entitled to 24 months of salary and average bonus paid over the two previous calendar years, payable in one lump sum, a continuation of benefits for up to 24 months, the current year's bonus plan amount prorated in proportion to the number of months in the year before the termination date,  2020 Management Information Circular 37 PART TWO: Statement of Executive Compensation

the rights and benefits to which they are entitled pursuant to the Share Incentive Plan in accordance with its terms, and a payment for executive outplacement services equal to 15% of their annual base salary. If their employment is terminated involuntarily within two years following a Change of Control, they are each entitled to 24 months of salary and average bonus paid over the two previous calendar years, payable in one lump sum or over the period of 24 months, reimbursement for payment of reasonable fees of a financial advisor or consultant for a period of six months following the termination date, a continuation of benefits for 24 months, the current year's bonus plan amount prorated in proportion to the number of months in the year before the termination date, the rights and benefits to which they are entitled pursuant to the Share Incentive Plan as amended in accordance with its terms, and a payment for executive outplacement services equal to 15% of their annual base salary. Mr. Daniel A. Symons, Vice President of Investor Relations is a party to the Symons Employment Agreement. If the aforementioned NEO's employment is or has been terminated, other than for cause, he is entitled to 12 months of salary and bonus paid over the previous calendar year, payable in one lump sum, a continuation of benefits for up to 12 months, the current year's bonus plan amount prorated in proportion to the number of months in the year before the termination date, the rights and benefits to which he is entitled pursuant to the Share Incentive Plan in accordance with its terms, and a payment for executive outplacement services equal to 15% of his annual base salary. If his employment is terminated involuntarily within two years following a Change of Control, he is entitled to 24 months of salary and average bonus paid over the two previous calendar years, payable in one lump sum or over the period of 24 months, reimbursement for payment of reasonable fees of a financial advisor or consultant for a period of six months following the termination date, a continuation of benefits for 24 months, the current year's bonus plan amount prorated in proportion to the number of months in the year before the termination date, the rights and benefits to which he is entitled pursuant to the Share Incentive Plan as amended in accordance with its terms, and a payment for executive outplacement services equal to 15% of his annual base salary. Mr. Brian W. Arkell, Vice President of Exploration is a party to the Arkell Employment Agreement. If the aforementioned NEO's employment is or has been terminated, other than for cause, he is entitled to 12 months of salary and bonus paid over the previous calendar year, payable in one lump sum, a continuation of benefits for up to 12 months, the current year's bonus plan amount prorated in proportion to the number of months in the year before the termination date, the rights and benefits to which he is entitled pursuant to the Share Incentive Plan in accordance with its terms, and a payment for executive outplacement services equal to 15% of his annual base salary. If his employment is terminated involuntarily within two years following a Change of Control, he is entitled to 24 months of salary and average bonus paid over the two previous calendar years, payable in one lump sum or over the period of 24 months, reimbursement for payment of reasonable fees of a financial advisor or consultant for a period of six months following the termination date, a continuation of benefits for 24 months, the current year's bonus plan amount prorated in proportion to the number of months in the year before the termination date, the rights and benefits to which he is entitled pursuant to the Share Incentive Plan as amended in accordance with its terms, and a payment for executive outplacement services equal to 15% of his annual base salary.   If a severance payment triggering event had occurred on December 31, 2019, the severance payments that would be payable to each of the NEOs would be approximately as follows: 38 Argonaut Gold Inc.

Table 14: Termination and Change of Control Benefits Note: (1) Dan Symons compensation has been converted from C$ to US$, using an exchange rate based on the Bank of Canada's average rate for 2019 of US$0.7537 equal C$1.00. The NEO Employment Agreements provide that during the 12-month period immediately following termination the executive shall not, directly or indirectly, either individually or in partnership or jointly or in conjunction with any person: carry on, be engaged in, be employed or retained by, own a financial or beneficial interest in, lend his or her name to, guarantee the debts of, or be otherwise commercially involved with any competitive entity operating within a restricted area (other than as a holder of not more than 2% of the outstanding shares of a publicly-traded entity) without consent of Argonaut; and solicit, induce or otherwise encourage or entice any employee, agent or consultant of Argonaut who is employed or retained on the date that the Employment Agreement terminates, to terminate, discontinue or reduce their relationship with Argonaut.   2020 Management Information Circular 39 PART TWO: Statement of Executive Compensation Name and Principal Position T ermination other than for cause unrelated to a Change of Control (US$) T ermination other than for cause within two years of a Change of Control (US$) Pet er C. Doughert y, President & Chief Execut iv e Officer 1,999,096 2,119,399 Dav id A. Ponczoch, Chief Financial Officer 1,015,758 1,050,624 W illiam R. Rose, VP Technical S erv ices 821,632 882,138 Daniel A. S ymons,(1) VP Inv est or Relat ions 368,651 629,596 Brian W . Arkell 406,532 697,865 T otal 4,611,669 5,379,622

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PART THREE: Director Compensation Director Compensation ................................................................................................................................. 42 Director Option-Based and Share-Based Awards .................................................................................... 43 Indebtedness of Officers and Directors ...................................................................................................... 44 Directors' and Officers' Liability Insurance .................................................................................................. 44 2020 Management Information Circular 41 PART THREE: Director Compensation

Director Compensation The amounts in the table below are all reported in US dollars for Argonaut's most recently completed financial year. Table 15: Director Compensation Table Notes: (1) The fees earned are comprised of an annual retainer fee for the covered financial year. (2) The value of the share-based Awards is based on the Market Price of the Award on the grant date for the covered financial year, being: (US$1.27) on January 31, 2019 grant date. All share-based Awards to the directors vest immediately. The Market Price of share-based Awards is determined by the volume weighted average trading price of a Common Share for the five trading days immediately preceding the valuation date. Argonaut chose this method of share-based Award valuation because the weighted average reduces the risk of a grant being valued based on a single day, which may not have been representative as the share may have traded higher or lower than the average. The five-day volume weighted average calculation determines a more accurate fair value for the share-based Awards granted. The Market Price on the grant date referenced was translated to US$ at the C$-US$ exchange rate in effect on the grant date. (3) The option-based Awards are based on the Market Price of the Option on the grant date for the covered financial year based on the Black-Scholes option-pricing model. Argonaut chose the Black-Scholes model because it is a widely recognized and utilized model for option pricing. All option-based Awards vest one-third per year over a three-year period. The key assumptions used for the valuation model for the grants during 2019 were the following: The NCG Committee annually reviews the compensation of the directors to ensure that it is competitive with comparable boards of directors and peers and recommends changes to such compensation, as appropriate, to the Argonaut Board for approval. The annual retainer fee in 2019 for the Chairman of the Argonaut Board was US$100,000 and all independent Argonaut Board members US$50,000 annually. Additionally, the Chairman of the Audit Committee receives an annual retainer of US$15,000 and the Chairman of the NCG Committee, and the Chairman of the SHEST Committee each receive an annual retainer of US$10,000. Members of the Audit Committee and members of the SHEST Committee each receive an annual retainer of US$5,000 and members of the NCG Committee each receive an annual retainer of US$3,000. In addition to the retainers above, the independent directors of Argonaut have been Awarded Options and shares Awards on an annual basis. In 2019 the Chairman of the Argonaut Board was granted cash and Option and share Awards in an amount equal to US$150,000, while all other independent directors were granted cash and Option and share Awards in an amount equal to US$75,000. One-third of this value was granted in Options one third of the value was granted in restricted share units that vest immediately, and one third of the value was granted in cash to cover the required tax withholdings. For greater certainty, the amounts referred to under the “Non-equity Incentive Plan Compensation” column in Table 15 denotes cash to cover the required tax withholdings on the Option and share Awards for 2019. 42 Argonaut Gold Inc. Date of Grant Pre-vest Forfeiture Rate Grant Life Expected Life Annual Volatility Risk-Free Rate Expected Dividend Yield January 31, 2019 8% 10 years% 5 years 65.6% 1.78% 0% Name Fees earned(1) Share-based awards(2) Option-based awards(3) Non-equity incentive plan compensation Pension value All other compensation T otal (US$) (US$) (US$) (US$) (US$) (US$) (US$) James E. Kofman 108,000 50,000 50,000 50,000 - - 258,000 Christopher R. 65,000 25,000 25,000 25,000 - - 140,000 Peter Mordaunt 63,000 25,000 25,000 25,000 - - 138,000 Dale C. Peniuk 68,000 25,000 25,000 25,000 - - 143,000 Audra B. Walsh 60,000 25,000 25,000 25,000 - - 135,000 Ian Atkinson 60,000 25,000 25,000 25,000 - - 135,000

Director Option-Based and Share-Based Awards The following table sets forth information in respect of all Awards outstanding at the end of the financial year ended December 31, 2019. Table 16: Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards Notes: (1) This is the aggregate dollar value of all vested and unvested option-based Awards and is calculated based on the difference between the market value of the underlying security at year-end (US$1.50) and the US dollar exercise price of the Option using the Bank of Canada noon exchange rate (0.7699). 2020 Management Information Circular 43 PART THREE: Director Compensation Option-based Awards Share-based Awards Director Name Number of securities underlying unexercised options Option exercise price Option expiration date Value of unexercised in the-money options(1) Number of shares or units of shares that have not vested Market or payout value of share-based awards that have not vested Market or payout value of vested share-based awards not paid out or distributed (US$) (US$) (US$) (US$) James E. Kofman 10,000 5,814 3,341 3,796 11,588 7,822 16,306 88,291 33,968 43,375 70,647 2.50 3.45 6.51 7.01 6.51 3.84 1.97 0.85 1.90 1.92 1.29 12-Jan-2020 10-Feb-2021 8-Feb-2022 4-Feb-2023 29-Mar-2023 3-Feb-2024 3-Feb-2025 5-Feb-2026 31-Jan-2027 5-Feb-2028 31-Jan-2029 $ - $ - $ - $ - $ - $ - $ - $ 57,779 $ - $ - $ 15,230 Nil Nil Nil Christopher R. Lattanzi 5,814 3,341 3,796 11,588 7,822 16,306 41,203 15,852 21,688 35,323 3.45 6.51 7.01 6.51 3.84 1.97 0.85 1.90 1.92 1.29 10-Feb-2021 8-Feb-2022 4-Feb-2023 29-Mar-2023 3-Feb-2024 3-Feb-2025 5-Feb-2026 31-Jan-2027 5-Feb-2028 31-Jan-2029 $ - $ - $ - $ - $ - $ - $ 26,964 $ - $ - $ 7,615 Nil Nil Nil Peter Mordaunt 5,814 3,341 3,796 11,588 7,822 16,306 41,203 15,852 21,688 35,323 3.45 6.51 7.01 6.51 3.84 1.97 0.85 1.90 1.92 1.29 10-Feb-2021 8-Feb-2022 4-Feb-2023 29-Mar-2023 3-Feb-2024 3-Feb-2025 5-Feb-2026 31-Jan-2027 5-Feb-2028 31-Jan-2029 $ - $ - $ - $ - $ - $ - $ 26,964 $ - $ - $ 7,615 Nil Nil Nil Dale C. Peniuk 5,814 3,341 3,796 11,588 7,822 16,306 41,203 15,852 21,688 35,323 3.45 6.51 7.01 6.51 3.84 1.97 0.85 1.90 1.92 1.29 10-Feb-2021 8-Feb-2022 4-Feb-2023 29-Mar-2023 3-Feb-2024 3-Feb-2025 5-Feb-2026 31-Jan-2027 5-Feb-2028 31-Jan-2029 $ - $ - $ - $ - $ - $ - $ 26,964 $ - $ - $ 7,615 Nil Nil Nil Audra B. Walsh 11,236 15,852 21,688 35,323 2.09 1.90 1.92 1.29 6-May-2026 31-Jan-2027 5-Feb-2028 31-Jan-2029 $ - $ - $ - $ 7,615 Nil Nil Nil Ian Atkinson 10,112 15,852 21,688 35,323 2.09 1.90 1.92 1.29 6-May-2026 31-Jan-2027 5-Feb-2028 31-Jan-2029 $ - $ - $ - $ 7,615 Nil Nil Nil

The following table sets forth information in respect of all share-based Awards and option-based Awards outstanding as at the end of the financial year ended December 31, 2019 in favour of the directors of Argonaut. All dollar amounts reported are in US Dollars. Table 17: Incentive Plan Awards – Value Vested or Earned During the Year plan compensation - the year(3) Notes: This is the aggregate dollar value that would have been realized if the Options vested during the year had been exercised on the vesting date. Messrs. Kofman, Lattanzi, Mordaunt, Peniuk, Atkinson and Ms. Walsh each had a grant which was not in the money as of the vesting date on January 31, 2019 and the calculation is based on an exercise price of US$1.88 and a market price on vesting date of US$1.35. Messrs. Kofman, Lattanzi, Mordaunt, Peniuk, Atkinson and Ms. Walsh each had a grant which was not in the money as of the vesting date on February 5, 2019 and the calculation is based on an exercise price of US$1.90 and a market price on vesting date of US$1.33. Mme. Walsh and Mr. Atkinson each had a grant which was not in the money as of the vesting date on May 6, 2019 and the calculation is based on an exercise price of US$2.01 and market price on vesting date of US$1.12. This is the aggregate dollar value realized upon vesting of share-based Awards as of the vesting date. For Messrs. Kofman, Lattanzi, Peniuk, Mordaunt, Atkinson and Mme. Walsh, the vesting date was January 31, 2019 at a price of US$1.27. The amounts reported are cash payments made to the directors under the terms of their compensation arrangements with Argonaut upon the vesting of share-based Awards received to offset the income taxes due on the vesting of the Share-based Awards granted. (1) (2) (3) Indebtedness of Officers and Directors There is no indebtedness of any officer or director, or any associate of any such director or officer, to Argonaut or any of its subsidiaries. Directors' and Officers' Liability Insurance Argonaut maintains directors' and officers' liability insurance for the benefit of the directors and officers of Argonaut and certain subsidiaries. The current total annual policy limit is C$30,000,000. Protection is provided to directors and officers for wrongful acts or omissions done or committed during the course of their duties as such. Under the insurance coverage, Argonaut is reimbursed for payments, which it is required or permitted to make to its directors and officers to indemnify them, subject to a deductible of C$100,000. Individual directors and officers are reimbursed for losses incurred in their capacities as such, which are not subject to a deductible. The expense recognized in 2019 for premiums was C$85,560. All premiums have been paid by Argonaut. 44 Argonaut Gold Inc. Director Name Option-based Awards - Value vested during the year(1) Share-based Awards - Value vested during the year(2) Non-equity incentive Value earned during (US$) (US$) (US$) James E. Kofman 14,566 50,000 50,000 Christopher R. Lattanzi 6,798 25,000 25,000 Peter Mordaunt 6,798 25,000 25,000 Dale C. Peniuk 6,798 25,000 25,000 Audra B. Walsh - 25,000 25,000 Ian Atkinson - 25,000 25,000

PART FOUR: Audit Committee Information Charter .............................................................................................................................................................. 46 Audit Committee............................................................................................................................................. 46 Relevant Education and Experience .......................................................................................................... 46 Audit Committee Oversight .......................................................................................................................... 47 Reliance on Certain Exemptions .................................................................................................................. 47 Pre-Approval Policies and Procedures ....................................................................................................... 47 External Auditor Service Fees ........................................................................................................................ 47 2020 Management Information Circular 45 PART FOUR: Audit Committee Information

Charter The text of the charter of the Audit Committee (the "Audit Committee Charter") is attached as Appendix “A” to Argonaut’s Annual Information Form for the financial year ended December 31, 2019 dated March 25, 2020, which is available on the SEDAR website www.sedar.com. Audit Committee The Audit Committee currently consists of Mr. Peniuk (Chairman), Mr. Lattanzi, Ms. Walsh and Mr. Atkinson. For the purposes of National Instrument 52-110 – Audit Committees, published by the Canadian Securities Administrators ("NI 52-110"), all of the members of the Audit Committee are considered to be financially literate and all are considered to be independent. Dale Peniuk Christopher Lattanzi Relevant Education and Experience Mr. Peniuk is a CPA, CA (Chartered Accountant) that has provided financial consulting services to mining companies for many years. He has served as a corporate director since 2006 and has been the audit committee chairman of a number of mining companies. In addition to Argonaut, he currently serves on the board of directors and as the chairman of the audit committees of Lundin Mining Corporation, Capstone Mining Corp. Audra Walsh Ian Atkinson and Miramont Resources Corp. In accordance with Argonaut’s Audit Committee Charter, the Argonaut Board considered and determined that Mr. Peniuk’s service on the audit committee of more than two other public companies would not impair his ability to effectively serve on the Audit Committee of Argonaut. Mr. Peniuk holds a Bachelor of Commerce from the University of British Columbia, Canada and a Chartered Professional Accountant (CPA, CA) designation from the Chartered Professional Accountants of British Columbia (formerly the Institute of Chartered Accountants of British Columbia). Mr. Peniuk worked for over 20 years at KPMG LLP, Chartered Accountants and predecessor firms, including being an assurance partner from 1996 to 2006 and was the leader of KPMG's British Columbia mining practice. Mr. Lattanzi is a Professional Mining Engineer with more than 60 years of experience in the mineral industry, initially in the planning and supervision of mining operations, and since 1969 as a consultant. He was president of Micon International Limited, an independent mineral consulting firm, from its founding in 1988 until 2005. He was a director of Meridian Gold Inc. from 1999 to 2007 and from 2004 to 2006 he served as Chairman of that company. He also serves on the board of directors of Spanish Mountain Gold Ltd., a Canadian junior exploration company and Teranga Gold Corporation, which produces gold from a mine in Senegal. Mr. Lattanzi has a Bachelor of Engineering (Mining) from University of Melbourne, Australia. Ms. Walsh is a Professional Engineer with more than 20 years of experience in the mining industry. Currently CEO of MATSA, she has served as President and Chief Executive Officer and member of the board of directors of companies listed on the Toronto Stock Exchange overseeing strategic, technical, operational and financial aspects of these publicly traded entities. Ms. Walsh holds a Bachelor of Science in Mine Engineering from the South Dakota School of Mines and Technology in Rapid City, South Dakota and is a Professional Engineer in the State of New York. Mr. Atkinson is a Professional Geologist with over 40 years of experience in the mining industry. Mr. Atkinson, formerly President and CEO of Centerra Gold Inc., has served as corporate director 46 Argonaut Gold Inc.

of a number of mining companies and currently serves on the board of directors of Kinross Gold Corporation, Globex Mining Enterprises Inc. and Wolfden Resources Corporation. He has extensive experience in project development, mergers and acquisitions. He holds a Master's Degree in Geophysics from the Royal School of Mines of the University of London and a Bachelor of Science in Geology from King's College at the University of London, United Kingdom. Audit Committee Oversight At no time since the commencement of the most recently completed financial year of Argonaut was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the directors of Argonaut. Reliance on Certain Exemptions At no time since the commencement of Argonaut's most recently completed financial year has Argonaut relied on the exemption set out in Section 2.4 (De Minimis Non-Audit Services), section 3.2 (Initial Public Offerings), subsection 3.3(2) (Controlled Companies), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member), section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or section 3.8 (Acquisition of Financial Literacy) of NI 52-110 or any exemption from the application of NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 (Exemptions). Pre-Approval Policies and Procedures The Audit Committee, or its delegate appointed in accordance with the Audit Committee Charter, must pre-approve all non-audit services to be provided by the external auditor of Argonaut. The Audit Committee has not adopted specific policies and procedures for the engagement of such non-audit services. External Auditor Service Fees PwC was appointed auditors of Argonaut on December 30, 2009. The aggregate fees billed by PwC during the two most recently completed financial years are reflected below. Table 18: External Auditor Service Fees Notes: (1) Amounts stated in US$. (2) Audit fees refers to the aggregate fees billed for audit services. (3) Audit-related fees refers to the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of Argonaut's financial statements and are not reported under audit fees. (4) Tax fees refers to the aggregate fees billed for professional services for tax compliance, tax advice and tax planning. (5) Other Services refers to the aggregate fees billed for products and services, other than the services comprising the fees disclosed under audit Fees, audit-related fees or tax fees. 2020 Management Information Circular 47 PART FOUR: Audit Committee Information Services Billed(1) 2019 2018 Audit fees(2) 233,684 174,841 Audit-related fees(3) 36,473 43,421 Tax(4) 9,723 10,189 Other(5) 13,431 Total 279,880 241,883

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PART FIVE: Statement of Corporate Governance Practices Nominating and Corporate Governance Committee ........................................................................... 50 Corporate Governance Guidelines ............................................................................................................ 50 Philosophy 50 The Argonaut Board.................................................................................................................................50 Argonaut Board Meetings ......................................................................................................................50 Corporate Governance ................................................................................................................................ 50 Chairman of the Board ...........................................................................................................................50 Chief Executive Officer ...........................................................................................................................51 Argonaut Board Size and Composition ...............................................................................................51 Director Independence ..........................................................................................................................51 Director Recruitment and Retirement and Term Limits .....................................................................52 Election and Appointment of Directors ...............................................................................................52 Majority Voting Policy ..............................................................................................................................53 Director Orientation and Continuing Education................................................................................53 Committee Structure ...............................................................................................................................53 Sessions of Independent Directors ........................................................................................................53 Formal Evaluation of Chief Executive Officer .....................................................................................53 Succession Planning/Management Development ...........................................................................54 Access to Management and Independent Advisors .......................................................................54 Director Compensation ..........................................................................................................................54 Director Share Ownership Guidelines ...................................................................................................54 Senior Executive Share Ownership Guidelines ...................................................................................54 Extensions of Credit ..................................................................................................................................54 Argonaut Board of Directors Self-Assessment .....................................................................................55 Representation of Women on the Argonaut Board and in Officer Positions ...............................55 Clawback Provision Policy ......................................................................................................................55 Foreign Investment Policy .......................................................................................................................55 Say on Pay Policy .....................................................................................................................................56 Argonaut Board Committees ....................................................................................................................... 56 Audit Committee......................................................................................................................................56 Nominating, Compensation and Governance Committee ...........................................................57 Safety, Health, Environment, Sustainability and Technical Committee ........................................58 Argonaut Board of Directors ..................................................................................................................58 Meetings of the Argonaut Board and Committees of the Argonaut Board ....................................... 59 Other Reporting Issuers................................................................................................................................... 59 Compensation of Named Executive Officers and Directors .................................................................. 60 Policies Regarding the Representation of Women on the Argonaut Board ....................................... 60 Consideration of the Representation of Women in the Director Identification and Selection Process ........................................................................................................................................................ 60 Consideration Given to the Representation of Women in Executive Officer Appointments .......... 60 Targets Regarding the Representation of Women on the Argonaut Board and in Executive Officer Positions ......................................................................................................................................... 61 Code of Ethics and Business Conduct Guidelines .................................................................................... 61 Additional Information ................................................................................................................................... 62 General ............................................................................................................................................................. 62 2020 Management Information Circular 49 PART FIVE: Statement of Corporate Governance Practices

Nominating and Corporate Governance Committee The NCG Committee is responsible for disclosing Argonaut's approach to Corporate Governance. Argonaut’s Corporate Governance Guidelines (amended and restated as of March 22, 2018) are presented in Argonaut's statement of corporate governance practices. These guidelines may subsequently be revised for changes in the Toronto Stock Exchange policies, securities regulatory rules, or at the discretion of the Argonaut Board of Directors. Copies of Argonaut's most recent Argonaut Board Mandate, Corporate Governance Guidelines, Committee Charters and Code of EthicsandBusinessConductGuidelinesareavailableat www.argonautgold.com. Argonaut'swebsiteat Corporate Governance Guidelines Philosophy Argonaut has been committed to good corporate governance since its formation in 2009. The Argonaut Board maintains open and direct communications with management on all the major strategic, investment, operating, and management decisions. Argonaut is best served by an informed and interactive Board which has free access to all levels of management and to all of its operations. Through Board meetings, Board agendas and background briefing materials, monthly operating and financial reports, and frequent informal conversations, management share information with the Argonaut Board regarding outstanding issues. The cumulative experience and expertise of Argonaut’s directors enables the Argonaut Board to bring sound business judgment to its decision-making process. The independence of Argonaut’s directors has been fostered in order to bring an outside perspective to its deliberations. The Argonaut Board The Argonaut Board has responsibility for the stewardship of Argonaut, including supervision of management of the business and affairs of Argonaut, and the strategic planning process. The CEO and senior management are responsible for the management of our business, within the framework established by the Argonaut Board and applicable law. Argonaut Board Meetings The Argonaut Board historically meets a minimum of four times annually on an approved schedule. Regularly scheduled Argonaut Board meetings are supplemented with telephonic meetings on specific issues, as needed. All directors are notified each year of the dates and locations of all regularly scheduled Argonaut Board and Board committee meetings for that year. Before each meeting, the Chairman of the Board of Directors (the “Chairman”) and CEO develop a preliminary agenda and the Chairman, with consultation from other directors, formalizes the agenda. All necessary background information for matters relevant to the agenda is delivered to each director at least five days prior to the meeting. Corporate Governance The Argonaut Board has established and follows a corporate governance program which is reviewed annually by the full Argonaut Board. The following outlines Argonaut's Corporate Governance Guidelines: Chairman of the Board The Chairman of the Board is nominated by the NCG Committee and is elected by a majority of the directors. The roles of the Chairman and of the President and CEO have been separated between two individuals, thus maintaining a formal separation between the Argonaut Board and 50 Argonaut Gold Inc.

management. The Argonaut Board of Directors has developed and approved written position descriptions for the Chairman of the Board and the Chair of each Board Committee. The Chairman presently is an independent, non-executive director. The Chairman has the following responsibilities:    to determine the time, place and agenda of each Argonaut Board meeting; to act as chairman for each Argonaut Board meeting; to prepare or cause to be prepared meeting minutes of the Argonaut Board and its committees and all other required reports; to chair shareholder meetings; to ensure the Argonaut Board performs its duties and responsibilities; to ensure the Argonaut Board understands its responsibilities and its appropriate role in the supervision of management; to interface with the CEO and senior management; to assist senior management and the Argonaut Board in reviewing and monitoring the long-term business plans and strategies; to ensure legal counsel or other experts or consultants are retained when deemed necessary by the Argonaut Board to assist it in discharging its duties and responsibilities; to ensure that Argonaut Board committees are properly performing duties as outlined in each committee's charter and that each committee is reporting on actions taken by the committee; to assign, as necessary and appropriate, tasks to specific Argonaut Board members; to review, with the NCG Committee, the size of the Argonaut Board; and to assess, with the NCG Committee, the Argonaut Board and its committees and members.           Chief Executive Officer The CEO and senior management are responsible for the management of our business, within the framework established by the Argonaut Board of Directors and applicable law. The Argonaut Board of Directors has developed and approved a written position description for the CEO of Argonaut. Argonaut Board Size and Composition The minimum number of directors has currently been determined by the Argonaut Board to be at least four, subject to annual review. The Argonaut Board believes that this number is appropriate to ensure participation of directors with complementary expertise in key areas of exploration, operations, legal, finance, and general management. Although experience with mining is valuable, it is not an essential qualification. The Argonaut Board is large enough to provide the experience and maintain a committee structure. Annually, the Argonaut Board reviews its size and composition and will adjust its size as necessary. Not more than two directors, nor greater than a third of the Argonaut Board, whichever is less, may be inside directors (i.e., directors who are, or were within the previous five years, officers of Argonaut). Director Independence Argonaut is committed to governance standards to ensure that the Argonaut Board has the capacity and independence, to fulfill its responsibilities and to make an objective assessment of 2020 Management Information Circular 51 PART FIVE: Statement of Corporate Governance Practices

management's record and its proposals and initiatives. Therefore, Argonaut is committed to the following practices: the recruitment of capable, independent directors, who shall at all times compose not less than a majority of the Argonaut Board; in the event that the Chairman is not an independent director, the Argonaut Board shall appoint a Lead Director to provide leadership to the independent Directors; any director who has previously been determined to be independent and whose circumstances change such that he or she might be considered to no longer be an independent director, shall promptly advise the Argonaut Board of the change in circumstances; and all committees of the Argonaut Board are to be comprised entirely of independent directors where required by law.     The independence of a director is determined in accordance with National Instrument (“NI”) 52-110 and, as applicable, NI 58-101 further to voluntary disclosure by each director. Evaluations of independence require the consideration of any “material relationship” being a relationship which could, in the view of the Argonaut Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Argonaut Board applies standards derived from the Canadian Securities Administrators director independence rules noted above. The Argonaut Board determines the independence of a director when it approves director nominees for inclusion in the Proxy Circular. Based on the results of independence questionnaires completed by each nominee and other information, the Argonaut Board determines if the nominees proposed for election as directors are independent. Currently, the Argonaut Board is constituted of six independent directors and one non-independent director. Each of James E. Kofman, Ian Atkinson, Christopher R. Lattanzi, Peter Mordaunt, Dale C. Peniuk and Audra Walsh are independent directors. Peter C. Dougherty is Chief Executive Officer and a non-independent director. Director Recruitment and Retirement and Term Limits Under the leadership of the NGC Committee, the Argonaut Board pursues a policy of identifying potential new directors through the identification of candidates that will provide the Argonaut Board with a balance of members who have diverse backgrounds, genders, complementary skill sets and relevant experience in any of the mining industry, international business, or matters relevant to Argonaut's operations, while balancing the need for renewal and the identification of fresh perspectives with the demands for experience and knowledge. Argonaut does not impose term limits or have other mechanisms compelling retirement. Argonaut has determined that term limits may arbitrarily require some of its most valuable and experienced members to retire prematurely. The Argonaut Board believes that its members should be reviewed regularly to ensure that they are making a meaningful contribution to the Argonaut Board and Argonaut. The NGC Committee regularly reviews board membership and performance and is empowered to recommend changes when appropriate. The Argonaut Board believes that the NGC Committee is best placed to make recommendations for renewal with a perspective focused on performance rather than arbitrary deadlines. Election and Appointment of Directors By law, the Argonaut Board proposes nominees for election to the Argonaut Board each year in the proxy circular for the Annual General Meeting of Shareholders ("AGM"). Between AGMs, the Argonaut Board may appoint additional or replacement directors to serve until the next AGM, subject to the limitations of the Business Corporations Act (Ontario). 52 Argonaut Gold Inc.

Majority Voting Policy The Argonaut Board believes that each of its members should have the confidence and support of Argonaut's shareholders. On March 21, 2013, as recommended by the NGC Committee, the Argonaut Board adopted a majority voting policy (see www.argonautgold.com) for the election of directors at the Meeting. On November 7, 2019 the Argonaut Board reviewed the policy. This policy provides that in an uncontested election, any nominee for director who receives more "withheld" votes than "for" votes will tender his or her resignation to the Argonaut Board, effective on acceptance by the Argonaut Board. The Argonaut Board will refer the resignation to the NGC Committee for consideration. The Argonaut Board will promptly accept the resignation unless the NGC Committee determines that there are extraordinary circumstances relating to the composition of the Argonaut Board or the voting results that should delay the acceptance of the resignation or justify rejecting it. The Argonaut Board will provide the Toronto Stock Exchange (“TSX”) with a copy of the news release regarding its decision pursuant to TSX policies. In any event, it is expected that the resignation will be accepted (or in rare cases rejected) within 90 days of the Meeting. Director Orientation and Continuing Education An orientation process is conducted for all new directors. The orientation consists of providing a new director with a copy of the Argonaut Board of Directors Reference Book, of meetings with the CEO, Corporate Secretary, and members of senior management, of attendance at one corporate public presentation to investors/analysts and of a visit to and operating review of each major operation. Each new director will try to complete this process within the first 12 months following election. Argonaut provides directors with a comprehensive briefing of its business activities and finances and in addition, encourages directors to undertake training and education as to corporate governance matters, all at the expense of Argonaut. Committee Structure The Argonaut Board delegates certain of its powers to the Audit, the NCG and the SHEST committees. Each committee has a charter, approved by the Argonaut Board that defines the scope of its duties and responsibilities. Each committee reviews its charter annually and recommends approval of appropriate charter amendments to the Argonaut Board. Each charter requires the committee to evaluate its performance annually. The Audit Committee, the NCG and the SHEST committees are all comprised of independent directors only. Each outside Argonaut Board member sits on at least one committee. The frequency, length, and agendas of committee meetings are determined by the committee chairman in consultation with committee members and appropriate members of senior management. The committee chairman reports to the full Argonaut Board on the matters undertaken at each committee meeting. Any independent director may attend any committee meeting as a guest but has no vote on committee business. Sessions of Independent Directors The Chairman, or lead director, as appropriate will preside over in camera sessions of the independent directors which will be held during each regularly scheduled Argonaut Board meeting, with neither inside directors nor management present. Formal Evaluation of Chief Executive Officer The Argonaut Board of Directors conducts an annual evaluation of the CEO and CFO which includes soliciting opinions from each director. The results of the annual evaluation are discussed with the CEO by the Chairman or lead director, and then in a meeting with all the outside members of the Argonaut Board. 2020 Management Information Circular 53 PART FIVE: Statement of Corporate Governance Practices

Succession Planning/Management Development The CEO presents an annual report to the NCG Committee on succession planning for management and Argonaut's program for management development. The NCG Committee conducts its own independent deliberations and makes a recommendation to the Argonaut Board. Access to Management and Independent Advisors Directors are invited to have complete, unfettered access to senior management. Members of senior management normally attend portions of each regularly scheduled Argonaut Board meeting. The Argonaut Board may, when appropriate, obtain advice and assistance from outside advisors and consultants without prior approval of management. Director Compensation The NCG Committee annually reviews the compensation of the directors to ensure that it is competitive with comparable boards of directors and recommends changes to such compensation, as appropriate, to the Argonaut Board for approval. Each director may elect to receive all or a part of his or her compensation in shares of Argonaut. Further detail with respect to director compensation can be found under Part Three – Director Compensation, Compensation Discussion and Analysis – Compensation Governance of this Circular. Director Share Ownership Guidelines Argonaut requires that shares issued to the directors as part of their compensation be held by the director for a minimum of two years, or six months after the director leaves the Argonaut Board, whichever is sooner. Senior Executive Share Ownership Guidelines The purpose of Argonaut’s share incentive plan is to develop the interest and incentive of eligible employees, officers and directors in Argonaut’s growth and development by providing an opportunity to acquire Argonaut Shares, thereby advancing the interests of Argonaut, enhancing the value of the Argonaut Shares for the benefit of all shareholders and increasing the ability of Argonaut to attract and retain skilled and motivated individuals. The equity Awards are made in accordance with the shareholder-approved Argonaut Gold Inc. Amended and Restated Share Incentive Plan. These equity Awards could be in the form of shares, Options, restricted share units, performance share units, deferred share units or any other Award as allowed under the approved Share Incentive Plan of Argonaut. Awards may have a multiple year vesting requirement as determined by the Argonaut Board of Directors. Consequently, senior management of Argonaut has a significant financial risk (or reward) based upon the ongoing performance of Argonaut. Accordingly, Argonaut has developed executive ownership guidelines that require senior management to maintain a minimum ownership holding in Argonaut, calculated as the greater of cost, grant date value or market value. The CEO of Argonaut must maintain an ownership value of at least two times his base salary, and it is recommended that the other members of senior management maintain a value of at least one times their base salary. All members of senior management are provided a three-year window from the time they join Argonaut in which to attain this level of executive share ownership. Extensions of Credit No loan guarantee, financial assistance, or similar extension of credit will be made to officers or employees of Argonaut without prior Argonaut Board approval. It is the intent of Argonaut to make such loans only when business activity by Argonaut makes this necessary. In no case will Argonaut be permitted to hold shares of Argonaut as collateral security for a loan to an officer. 54 Argonaut Gold Inc.

All such lending activity will be disclosed in Argonaut's annual disclosure filings. Argonaut Board of Directors Self-Assessment The Argonaut Board conducts an annual self-assessment process under the auspices of the Chairman, through questionnaires provided to all Argonaut Board members. The completed questionnaires are reviewed by the Argonaut Board and changes in the corporate governance process are considered based on the results of the Argonaut Board's review and analysis of the completed questionnaires. Pursuant to the self-assessment process, the Argonaut Board reviews, among other matters, agenda items, meeting presentations, advance distribution of agendas and materials for Argonaut Board and committee meetings, between-meetings communications to directors, and access to and communications with senior management. The self-assessment process also includes an evaluation of the committees, the Chairman of the Argonaut Board and an individual director assessment. Representation of Women on the Argonaut Board and in Officer Positions The NCG Committee is committed to broadening the experience and diversity of Argonaut’s Board of Directors. The NCG Committee considers candidates for Argonaut Board and executive officer positions based on merit, background, skills, experience and knowledge, as well as considerations such as gender, ethnicity and race to broaden the overall diversity of the Argonaut Board. The NCG Committee aims to promote or recruit the highest quality and caliber candidates for such positions. Eligible candidates are reviewed by the Chairman of the NCG Committee, and those qualified are recommended to the Argonaut Board for nomination. Clawback Provision Policy The NCG Committee has adopted a Clawback Policy applicable to compensation granted after April 2, 2015, pursuant to which, to the extent permitted by law, annual incentives, performance based compensation and short and long term incentives awarded, paid or payable, to officers of Argonaut may be forfeited or subject to repayment if:  the payment, grant or vesting of such compensation was based on the achievement of financial results that were subsequently the subject of a material restatement of financial statements issued in the prior twelve-month period; the Argonaut Board of Directors determines that the officer engaged in fraud or gross misconduct that caused or meaningfully and directly contributed to the restatement; the amount of compensation that would have been received by the officer, had the financial results been properly reported, would have been lower than the amount actually received; and the Argonaut Board, prior to any change of control, determines that the repayment or forfeiture is in the best interests of Argonaut and its shareholders, provided, however, that the Argonaut Board may, in its sole discretion from time to time release or waive the application of this policy to compensation received by an officer.    Foreign Investment Policy The NCG Committee has adopted a corporate governance policy, which requires shareholder approval of any material investment in any country, other than those in which it has historically conducted business, which ranks in the lowest 10th percentile of the most recent Rule of Law indicator, as published by the World Bank Group, World Governance Indicators. 2020 Management Information Circular 55 PART FIVE: Statement of Corporate Governance Practices

Say on Pay Policy The NCG Committee has adopted an annual “Say on Pay” Policy, whereby Argonaut’s shareholders are provided with an opportunity to participate in an advisory vote on Argonaut’s approach to the remuneration of the NEOs at the annual shareholder meeting. While the advisory vote is non-binding, the NCG Committee and the Argonaut Board will take into account the results of the vote, as they consider appropriate, when considering past, current and future compensation, policies, procedures and decisions. In addition, Argonaut is committed to ensuring that it communicates effectively and responsibly with shareholders, other interested parties and the public. As part of that commitment, Argonaut periodically engages certain shareholders and governance stakeholders directly to discuss the approach to executive compensation. Although Argonaut is a Canadian corporation, it is important to note that Mr. Dougherty is an American citizen who resides in the United States, who primarily works from Argonaut’s corporate office in Reno, Nevada, is a United States taxpayer and is therefore compensated in US dollars. When evaluating Mr. Dougherty’s compensation in relation to total shareholder return, it is important to factor in the Canadian dollar to US dollar exchange rate over the same period. As a result of Argonaut’s LTIP being based on the Canadian dollar price of its Argonaut Shares as quoted on the TSX, Mr. Dougherty takes exchange rate risk in his compensation. Due to the fact that Mr. Dougherty takes on exchange rate related risk in his compensation structure, the Argonaut Board evaluates Mr. Dougherty’s total compensation versus total shareholder return and adjusts for the exchange rate over the period. It is the Argonaut Board’s view that evaluating Mr. Dougherty’s compensation versus total shareholder return without properly adjusting for the Canadian dollar to US dollar exchange rate over the same period would misrepresent Mr. Dougherty’s compensation versus total shareholder return. Argonaut offers shareholders a method to communicate directly with the Chairman of the Argonaut Board in writing to: James E. Kofman, Chairman of the Board, Argonaut Gold Inc., c/o Sander Grieve, Bennett Jones LLP, 3400 One First Canadian Place, 100 King Street West, P.O. Box 130, Toronto, Ontario, Canada, M5X 1A4. If a majority or significant proportion of the shares represented in person or by proxy at the meeting are voted against the Say-on-Pay advisory resolution, the Chairman of the Board will oversee a process to seek a better understanding of the shareholders’ specific concerns. The NCG Committee will consider the results of this process and, as it considers appropriate, will review the approach to executive compensation in the context of shareholders’ specific concerns and may make recommendations for changes to the Argonaut Board of Directors. Following the review by the NCG Committee, the Argonaut Board would expect to disclose a summary of the process undertaken and an explanation of any resulting changes to executive compensation. Argonaut Board Committees Argonaut has three committees: the Audit Committee, the Nominating, Compensation and Governance Committee, and the Safety, Health, Environment, Sustainability and Technical Committee. The Committee Charters are available on Argonaut’s website at www.argonautgold.com. Audit Committee The Audit Committee, on behalf of the Argonaut Board of Directors, has responsibility for:  reviewing the financial statements, Management’s Discussion and Analysis, financial information in earnings press releases and all other public disclosure documents containing financial information of Argonaut and recommending whether such documents should be approved by the Argonaut Board of Directors before Argonaut publicly discloses the information; 56 Argonaut Gold Inc.

 recommending to the Argonaut Board of Directors the external auditor to be nominated for the purpose of preparing or issuing the auditor’s report or performing other audit, review or attest services for Argonaut, and the compensation of the external auditor; overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Argonaut, including the resolution of disagreements between management and the external auditor regarding financial reporting; pre-approving all non-audit services to be provided to Argonaut or its subsidiary entities by Argonaut’s external auditor; obtaining satisfaction that adequate procedures are in place for the review of Argonaut’s public disclosure of financial information extracted or derived from Argonaut’s financial statements, and periodically assessing the adequacy of those procedures; reviewing all post-audit or management letters containing material recommendations of the external auditor and management’s response in respect of any identified material weakness or significant deficiency in Argonaut’s internal controls over financial reporting; establishing procedures for the receipt, retention and treatment of complaints received by Argonaut regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of Argonaut of concerns regarding questionable accounting or auditing matters; reviewing and approving Argonaut’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of Argonaut; and having such other duties, powers and authorities as the Argonaut Board of Directors may delegate to the Audit Committee from time to time.        The members of the Audit Committee have the right, for the purpose of performing their duties, to inspect all the books and records of Argonaut and its affiliates, and to discuss such accounts and records and any matters relating to the financial position or condition of Argonaut with the auditors of Argonaut or its affiliates. The Audit Committee is composed of a minimum of three directors. Each member of the Audit Committee must be independent and financially literate; as such terms are defined by NI 52-110 – Audit Committees, published by the Canadian Securities Administrators. Nominating, Compensation and Governance Committee The NCG Committee has responsibility to:  review, in consultation with the CEO, and approve the compensation of the senior executive officers of Argonaut (with the exception of the CEO and CFO, whose compensation is reviewed and approved by the Argonaut Board of Directors); and exercise the powers conferred on it by the Argonaut Board of Directors with respect to Option and share purchase plans; review annually, or more often if it deems appropriate, succession plans for key executives, performance appraisals (having regard to the criteria referred to under “Executive Annual Incentive Plan”), development of senior officers, senior management organization and reporting structure, contingency plans in the event of the unexpected disability of key executives, and performance and funding of pensions and other benefits. identify and recommend individuals for nomination as members of the Argonaut Board and its committees;   2020 Management Information Circular 57 PART FIVE: Statement of Corporate Governance Practices

 develop and recommend to the Argonaut Board of Directors corporate governance principles applicable to Argonaut; and undertake such other duties as the Argonaut Board of Directors may choose from time to time.  The NCG Committee is composed of not fewer than three members, of which a majority shall be independent directors. Safety, Health, Environment, Sustainability and Technical Committee The SHEST Committee is composed of a minimum of threemembers,ofwhichamajorityshall independent directors. The current members of SHESTCommitteeincludethechairmanof be the the committee, Peter Mordaunt (independent), James E. Kofman (independent), Audra B. Walsh (independent) and Ian Atkinson (independent). Peter Mordaunt James Kofman The SHEST Committee has responsibility to:  review and discuss with management the safety, health, sustainability and environmental policies of Argonaut and, where appropriate, recommend revisions to those policies to the Argonaut Board; review management's plans and actions with Audra Walsh Ian Atkinson  respect to sustainable development and support for communities Argonaut's operations; and within the area of  maintain oversight of the technical aspect of Argonaut's material exploration, development, permitting and mining operation and make recommendations to the Argonaut Board. Argonaut Board of Directors The Argonaut Board of Directors has a responsibility to:  to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization; review and approve the corporate goals and objectives relevant to the compensation of the CEO and other senior executive officers; evaluate the performance of the CEO and CFO against those goals and objectives, and approve the overall compensation of the CEO and CFO based on these evaluations; adopt a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business; identify the principal risks of Argonaut’s business, and ensuring the implementation of appropriate systems to manage these risks; perform succession planning (including appointing, training and monitoring senior management); adopt and maintain a communication policy for Argonaut;       58 Argonaut Gold Inc.

  monitor Argonaut’s internal control and management information systems; develop Argonaut’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Argonaut; and monitor compliance with Argonaut’s Code of Ethics and Business Conduct Guidelines.  As additional members join the Argonaut Board of Directors and as the needs of Argonaut change, the Argonaut Board of Directors will review the need for, and may establish as appropriate, additional committees. The text of the Argonaut Board Mandate is available on our website at www.argonautgold.com under Governance. Meetings of the Argonaut Board and Committees of the Argonaut Board During the year ended December 31, 2019, the Argonaut Board met seven times. During that same period, the Audit Committee met on five occasions, the NCG Committee met on two occasions and the SHEST Committee met on four occasions. The following table provides det ails regarding director attendance at Argonaut Board and committee meetings during the year ended December 31, 2019. Table 19: Meetings of the Argonaut Board and Committees of the Argonaut Board During the year ended December 31, 2019 seven in camera sessions of the independent directors were held following Argonaut Board meetings. Other Reporting Issuers Certain directors of Argonaut are currently directors of the other reporting issuers (or the equivalent in a foreign jurisdiction) set out opposite each director's name in the following table: Table 20: Other Reporting Issuers  Spanish Mountain Gold Ltd. 2020 Management Information Circular 59 PART FIVE: Statement of Corporate Governance Practices Name of Director Other Reporting Issuers Peter C. Dougherty None. James E. Kofman None. Christopher R. Lattanzi Teranga Gold Corp. Peter Mordaunt None. Dale C. Peniuk Lundin Mining Corp. Capstone Mining Corp. Miramont Resources Corp. Board of Directors Audit Nominating, Compensation and Governance Safety, Health, Environment, Sustainability and T echnical Director Number Attended % Attended Number Attended % Attended Number Attended % Attended Number Attended % Attended Ian Atkinson 7 100 5 100 n/a - 4 100 Peter C. Dougherty 7 100 n/a - n/a - n/a - James E. Kofman 7 100 n/a - 2 100 4 100 Christopher R. Lattanzi 7 100 5 100 2 100 n/a - Peter Mordaunt 7 100 n/a - 2 100 4 100 Dale c. Peniuk 7 100 5 100 2 100 n/a - Audra B. Walsh 7 100 5 100 n/a - 4 100

Compensation of Named Executive Officers and Directors For more information with respect to the compensation of the Named Executive Officers and the directors of Argonaut, see "Part Two – Statement of Executive Compensation" and “Part Three – Director Compensation” above. Policies Regarding the Representation of Women on the Argonaut Board Argonaut has not adopted a written policy relating to the identification and nomination of women directors. The members of the Argonaut Board have diverse backgrounds and expertise and were selected on the belief that Argonaut and its stakeholders would benefit materially from such a broad range of talent and experience. As the need for new directors or executive officers arises, the NCG Committee assesses candidates on the basis of knowledge, industry experience, financial literacy, professional ethics and business acumen. While the NCG Committee recognizes the potential benefits from new perspectives that could manifest through greater gender diversity and recognizes that diversity can enhance culture and create value for Argonaut and its stakeholders, Argonaut has not formally adopted a written diversity policy but may consider adopting a one in the future. Consideration of the Representation of Women in the Director Identification and Selection Process The NCG Committee considers the level of representation of women as one of the factors in identifying and nominating candidates for election or re-election to the Argonaut Board, by attempting to identify the most diverse (including gender-diverse) and inclusive pool of available candidates. Argonaut to date has sought to increase diversity at the Argonaut Board level through the recruitment efforts of the NCG Committee and the Argonaut Board remains receptive to increasing the representation of women on the Argonaut Board, as director turnover occurs. The NCG Committee takes into consideration diversity (including gender diversity) as one of the many factors to maintain an appropriate mix and balance of diversity, attributes, skills and experience. The other factors that the NCG Committee considers are: the competencies and skills that the Argonaut Board considers to be necessary for the Argonaut Board, as a whole, to possess; the competencies and skills that the Argonaut Board considers each existing director to possess; the competencies and skills each new nominee will bring to the Argonaut Board; the time and energy of the proposed nominee to devote to the Argonaut Board tasks; the independence of the proposed nominee; and the understanding by the proposed nominee of the nature of the business and operations of Argonaut. Ultimately, Argonaut Board appointments are based on merit measured against objective criteria, having due regard to the benefits of diversity in board composition, with the goal of maximizing the effectiveness of corporate decision-making and fulfilling the best interests of stakeholders. Consideration Given to the Representation of Women in Executive Officer Appointments Argonaut does consider the level of representation of women in executive officer positions when making executive officer appointments. Argonaut also considers the skills and experience necessary for the position, as well as each individual candidate's competence, qualification, experience and performance regardless of gender, age, ethnic origin or other aspects of diversity 60 Argonaut Gold Inc. Name of Director Other Reporting Issuers Audra B. Walsh Calibre Mining Corp. Ian Atkinson Kinross Gold Corp. Globex Mining Enterprises Inc. Wolfden Resources Corp.

when determining executive officer appointments. While Argonaut has not adopted a target regarding women in executive officer positions of Argonaut (discussed below), it is committed to advancing women, and other individuals representing a diversity of backgrounds, into leadership roles in Argonaut through mentoring, continuing educational development and succession planning processes. Targets Regarding the Representation of Women on the Argonaut Board and in Executive Officer Positions Argonaut has not adopted a target regarding the number of women on the Argonaut Board or the number of women represented in executive officer positions, as the Argonaut Board does not believe a fixed target regarding the representation of women on the Argonaut Board or in senior leadership (including executive officer positions) would automatically result in the identification or selection of the most appropriate candidates for Argonaut's specialized business. Currently, one (14.29%) of the directors on the Argonaut Board is a woman. None of the executive officers of Argonaut is a woman. Diversity, including gender, age, nationality, cultural and educational background and business and other experience, is one of the factors that the NCG Committee considers in identifying and nominating candidates for election or re-election to the Argonaut Board. The NCG Committee believes all of these factors are relevant to ensure high functioning board members and that establishing fixed targets based upon only one of these factors may disqualify desirable director candidates. Further, the NCG Committee believes that appointments of directors and executive officers should be made, and should be perceived as being made, on the merits of individuals and that the adoption of a fixed target could interfere with the application of this approach. Merit is considered by the NCG Committee against objective criteria, while having due regard to the benefits of diversity and to the needs of Argonaut. Argonaut is committed to providing an environment in which all employees and directors are treated with fairness and respect and have equal access to opportunities for advancement based on skills and aptitude. Code of Ethics and Business Conduct Guidelines Argonaut maintains a written Code of Ethics and Business Conduct Guidelines (the "Code of Ethics") for all directors, executive officers and employees, requiring adherence to high standards of personal and corporate conduct. All directors, all executive officers, all US employees and all managers at non-US locations of Argonaut annually acknowledge (in writing) adherence to the Code of Ethics. Argonaut's Code of Ethics is available for review at www.argonautgold.com and is also filed with the Canadian Securities Administrators on the SEDAR filing system. Employees who know of violations of the Code of Ethics are obligated to report them to management, to the Chairman of the Board, to the NCG Committee, to Argonaut's legal counsel or directly to Argonaut's CFO. The CFO is responsible for ensuring the Code of Ethics is properly implemented and monitored. It is Argonaut's policy and intent that, except for knowingly reporting false accusations, every employee may report Code of Ethics, policy or law violations without fear of retaliation. The directors of Argonaut as a whole ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer of Argonaut has a material interest by requiring such director or executive officer to disclose any potential or actual conflicts of interest to the Chairman of Argonaut or, if the conflict involves the Chairman of Argonaut, to the Chairman of the NCG Committee. If it is determined that a conflict exists, such director or executive officer does not participate in decisions regarding the transaction or agreements. Directors and executive officers of Argonaut are urged, where appropriate, to retain independent professional advice to ensure the fulfillment of their duties. 2020 Management Information Circular 61 PART FIVE: Statement of Corporate Governance Practices

This statement of corporate governance practices has been developed and approved by the Argonaut Board of Directors. Additional Information Additional information relating to Argonaut is available on SEDAR at www.sedar.com. Shareholders that would like to request copies of Argonaut's financial statements and Management’s Discussion and Analysis ("MD&A") may complete and return the Financial Statements Request Form included with the proxy materials and send to Argonaut's registered office at Argonaut Gold Inc. c/o Sander A.J.R. Grieve 3400 One First Canadian Place, 100 King Street West, P.O. Box 130, Toronto, Ontario, Canada, M5X 1A4. Financial information is provided in Argonaut's comparative financial statements and MD&A for the financial year ended December 31, 2019. General Information contained in this Circular is given as at April 17, 2020, unless otherwise stated. The Argonaut Board of Directors has approved the contents of this Circular and its mailing to the shareholders. DATED the 17 day of April, 2020 /s/ Peter C. Dougherty Peter C. Dougherty President and Chief Executive Officer 62 Argonaut Gold Inc.

EXHIBIT 1 TO SCHEDULE O Share Incentive Plan ARGONAUT GOLD INC. (the “Corporation”) AMENDED AND RESTATED SHARE INCENTIVE PLAN Adopted by the Argonaut Board of Directors May [1], 2020 1. Purpose of the Plan The Argonaut Gold Inc. amended and restated Share Incentive Plan (the “Plan”) provides for the acquisition of Argonaut Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of key officers, directors, employees (including prospective employees) and consultants of the Corporation and the Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Argonaut Shares by key officers, directors, employees and consultants of the Corporation and its Designated Affiliates, it being generally recognized that share incentive plans can aid in attracting, retaining and encouraging officers, directors, employees and consultants due to the opportunity offered to them to acquire a proprietary interest in the Corporation. The Plan further amends and restates the Amended and Restated Argonaut Gold Inc. 2010 Share Incentive Plan (the “Original Plan”). The amendments to the Original Plan shall be effective for all Awards and Options outstanding on the date of the Plan and for all Awards and Options issued on or after the date of the Original Plan. 2. Definitions Unless otherwise defined herein, the following terms used in this Plan have the meaning given to them below: “Affiliate” means the following: a corporation is an affiliate of another corporation if: a. one of them is the Subsidiary of the other; or b. each of them is controlled by the same person. In addition, a corporation is “controlled” by a person if: a. voting shares of the corporation are held, directly or indirectly, other than by way of security only, by or for the benefit of that person; and b. the voting shares, if voted, entitle the person to elect a majority of the directors to the corporation; “Associate” has the meaning given to it in the Securities Act (Ontario), as amended from time to time; “Award” means an award (other than an Option) made pursuant to the Original Plan or the Plan, as provided in Section 4; 2020 Management Information Circular 63 EXHIBIT 1 TO SCHEDULE O

“Award Agreement” means a written document by which each Award is evidenced; “Blackout Period” means any period during which a Participant cannot trade securities of the Corporation pursuant to the Corporation's policy respecting restrictions on trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation or in respect of an insider, that insider, is subject); provided that, for a Participant who resides in the United States or is subject to United States federal income taxation, the Blackout Period will exist only when the Participant cannot exercise an Option because such exercise would violate an applicable law; “Blackout Period Expiry Date” means the date on which a Blackout Period expires; “Board” and “Board of Directors” mean the board of directors of the Corporation; “Certificate” means a share certificate (or other appropriate document or indicia of ownership) representing Common Shares of the Corporation; “Code” means the United States Internal Revenue Code of 1986, as amended from time to time; “Committee” means the compensation committee appointed by the Board of Directors to administer this Plan. All references in this Plan to the Committee means the Board of Directors if no such compensation committee has been appointed; “Common Shares” means the Common Shares of the Corporation or, in the event of an adjustment contemplated in Section 11, such other shares to which a Participant may be entitled as a result of such adjustment; “Corporation” means Argonaut Gold Inc., any successor of it, and where the context so requires, any Affiliate or Subsidiary of Argonaut Gold Inc.; “Consultant” means an individual, other than an Eligible Employee of the Corporation, that: a. is engaged to provide ongoing consulting, technical, management, advisory or other services on a bona fide basis to the Corporation or to a subsidiary of the Corporation under a Consulting Contract; b. in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a subsidiary of the Corporation; and c. has a relationship with the Corporation that enables the individual to be knowledgeable about the business and affairs of the Corporation. “Consulting Contract” means a written contract between a Consultant (or a company or partnership of which the individual Consultant is an employee or a shareholder or partner) and the Corporation, governing the terms with respect to the provision of the Consultant’s services to the Corporation; “Date of Grant” means the date a Participant is granted an Option or Award; 64 Argonaut Gold Inc.

“Designated Affiliate” means the Affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time; “Directors” means the directors of the Corporation from time to time; “Disability” for purposes of this Plan means permanent and total disability as determined in the sole discretion of the Committee; “Eligible Directors” means the Directors or the Directors of any Designated Affiliate who are not Eligible Employees and to whom Options and Awards can be granted in reliance on a prospectus exemption under applicable securities law from time to time; “Eligible Employee” means: a. an individual who works full-time for the Corporation or any Designated Affiliate thereof providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or any Designated Affiliate thereof over the details and methods of work as an employee of the Corporation or any Subsidiary thereof; b. an individual who works for the Corporation or any Designated Affiliate thereof on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or any Designated Affiliate thereof over the details and methods of work as an employee of the Corporation or any Designated Affiliate thereof; or, c. an individual who, with respect to the Corporation or any Designated Affiliate thereof, would be an employee at common law. “Employment Contract” means any contract between the Corporation or any Designated Affiliate and any Eligible Employee, Eligible Director or Other Participant relating to, or entered into in connection with, the employment or departure of the Eligible Employee, the appointment or election of the Eligible Director or the engagement of the Other Participant or any other agreement to which the Corporation or a Designated Affiliate is a party with respect to the rights of such Participant in respect of a change in control of the Corporation or the termination of employment, appointment, election or engagement of such Participant; “Exercise Price” means, as applicable, the Market Price at which a Participant may purchase Option Shares as fixed by the Committee pursuant to section 8(d), or the Market Price at which a Participant may exercise a share appreciation right; “Exercise Date” means the date the Corporation receives from a Participant a completed notice of exercise contemplated by Section 8(f), together with payment for the Option Shares being purchased; “Fair Market Value” means, with respect to a Common Share on any particular date, the Market Price; “Insider” means: 2020 Management Information Circular 65 EXHIBIT 1 TO SCHEDULE O

a. an insider of the Corporation as defined in the Securities Act (Ontario), as amended from time to time, other than a person who falls within such definition solely by virtue of being a Director or senior officer of a subsidiary of the Corporation; and b. an Associate of any person who is an insider by virtue of clause (i) of this definition; “Market Price” of a Common Share on any particular date means: a. if the Common Shares are listed and posted for trading on the Stock Exchange, the volume weighted average trading price of a Common Share for the five trading days immediately preceding the particular date; b. if the Common Shares are not listed and posted for trading on the Stock Exchange but are listed and posted for trading on another established securities market, the volume weighted average trading price of a Common Share for the five trading days immediately preceding the particular date; or c. if Common Shares are not readily tradable on any established securities market, the fair market value of a Common Share as determined by the Committee; provided however, that that in the case of a determination pursuant to c., the Committee shall determine the fair market value of a Common Share in accordance with Treas. Reg Section 1.409A-1(b)(5)(iv)(B) of the Code; “Option” means a non-assignable, non-transferable right to purchase Common Shares granted pursuant to, or governed by the Share Option Plan, whether pursuant to the Original Plan or pursuant to the Plan; “Optionee” shall mean a Participant to whom an Option has been granted pursuant to the Share Option Plan; “Option Agreement” means a written document by which each Option is evidenced; “Option Period” means the period set forth in Section 8(b) during which a Participant may purchase Option Shares, and in Section 9(a) during which a Participant may exercise any other Award (provided, however, that the Option Period may not exceed ten years from the relevant Date of Grant); “Option Shares” means the Common Shares which a Participant is entitled to purchase pursuant to Options granted pursuant to the Share Option Plan; “Original Plan” shall have the meaning provided in the opening paragraph of this Plan; “Other Awards Plan” means the other awards plan described in Section 9 hereof; “Other Participant” shall mean any person or company engaged to provide ongoing management or consulting services for the Corporation or a Designated Affiliate, or any employee of such person or company, other than an Eligible Director or an Eligible Employee; 66 Argonaut Gold Inc.

“Outside Director” shall mean a Director who is independent (within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices) with respect to the Corporation; “Participant” with respect to the Share Option Plan and the Other Awards Plan shall mean, except where specified herein, each Eligible Director, Eligible Employee, Consultant and any Other Participant; “Plan” means this Amended and Restated 2010 Share Incentive Plan which includes the Share Option Plan and the Other Awards Plan, as amended from time to time; “Service Year” means the year of service of the Participant in respect of which an Award is being granted; “Share Compensation Arrangement” means a stock option, stock option plan or any other compensation or incentive mechanism involving the issue or potential issue of securities of the Corporation to one or more Other Participants, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guaranty or otherwise; “Share Option Plan” means the share option plan described in Section 8 hereof; “Share Unit Settlement Date” means the date on which Common Shares, cash, securities or other property is transferred to a Participant in settlement of an award of restricted shares units, performance share units or deferred share units, and which shall be in all events no later than seventy-four (74) days after the Vesting Date. “Stock Exchange” means The Toronto Stock Exchange; “Subsidiary” of another entity means an entity that would be deemed to be a subsidiary of the other entity of the purposes of the Securities Act (Ontario) other than Part XX of that Act; "Termination Date" means; A. the earliest of the following, as applicable, i. in the case of a Participant's death, the date of death; ii. for a Participant who is an Eligible Employee, the last date of the Participant's employment, which shall not be extended by any entitlement to statutory, contractual and/or common law notice of termination, provided that in the case of a Participant whose employment is subject to the Employment Standards Act, 2000 (Ontario) ("ESA"), the Termination Date shall be extended by and only to the extent that any additional notice of termination is required to be provided to that Participant under the ESA; iii. for a Participant who is a Director, Consultant or Other Participant, the date that the Participant ceases to be a Director, Consultant or Other Participant, as the case may be; and 2020 Management Information Circular 67 EXHIBIT 1 TO SCHEDULE O

B. in respect of an Award of deferred share units, the earliest of the following, as applicable, i. in case of a Participant's death, the date of death; ii. for a Participant who is Eligible Director, the date that the Participant ceases to be a Director; iii. for a Participant who is both an Eligible Employee and an Eligible Director, the date that the Participant ceases to be both an Eligible Employee (for which purposes, employment shall be deemed to cease coincident with the date in A(ii) above) and a Director; and provided that, for a Participant subject to tax solely in the United States, means (unless stated otherwise in an Award Agreement) the date on which such Participant ceases to be a Participant, where such cessation of services and employment is also a 'separation from service' within the meaning of Section 409A of the Code. “Vesting Date” means the date or dates set out in the Award Agreement on which an Award will vest, or such earlier date as is provided for in the Plan or is determined by the Committee; 3. Eligibility Options and Awards shall be granted only to bona fide Participants. Participation in this Plan shall be limited to Participants who are designated from time to time by the Committee. Participation shall be voluntary and the extent to which any Participant shall be entitled to participate in this Plan shall be determined by the Committee. 4. Types of Awards Under Plan Subject to Stock Exchange approval, grants under the Plan may be made in the form of Options or Awards, which Awards may include the following: (i) share appreciation rights, (ii) restricted shares, (iii) restricted share units, (iv) performance shares and performance share units, (v) deferred share units, and (vi) other equity-based or equity related awards that the Committee determines to be consistent with the purpose of the Plan and the interests of the Corporation. 5. Number of Common Shares Available for Options and Awards a. The maximum number of Common Shares made available as Option Shares and Awards pursuant to the Plan shall be determined from time to time by the Committee but, in any case, shall not cumulatively exceed 7.25% of the outstanding Common Shares from time to time, and of which Common Shares available as Awards shall not exceed 5.0% of the outstanding Common Shares from time to time (which shall include: (i) the 25,000 Common Shares holders reserved for issue under outstanding options granted by the Corporation pursuant to the 2009 Amended and Restated Stock Option Plan of the Corporation and reserved for issuance by the Stock Exchange). As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Plan will increase accordingly. The Plan of the Corporation is 68 Argonaut Gold Inc.

considered an “evergreen” plan, since the Common Shares issued pursuant to the Plan will increase as the number of issued and outstanding Common Shares of the Corporation increases and any Common Shares issued under the Plan will become available for further grant. b. The number of Common Shares which may be issued pursuant to this Plan (together with those Common Shares which may be issued pursuant to any other Share Compensation Arrangement adopted by the Corporation) to all independent directors shall not exceed 1.0% of the total number of issued and outstanding Common Shares on a non-diluted basis and the award value of all awards (together with the award value of all other rights granted under any security based compensation arrangement) to independent directors in total shall not exceed C$150,000 per year per Outside Director, of which the value of options shall not exceed C$100,000 per year, per Outside Director. c. Limits with respect to Insiders: (i) the aggregate number of Common Shares issuable at any time under this Plan and any other Share Compensation Arrangement to Insiders shall not exceed 7.25% of the outstanding Common Shares from time to time; Insiders shall not be issued, pursuant to this Plan and any other Share Compensation Arrangements, within any one year period, a number of Common Shares which exceeds 7.25% of the outstanding Common Shares from time to time; (ii) For purposes of this section, the number of outstanding Common Shares from time to time shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option, Award or issue of Common Shares, as the case may be. 6. Agreements Evidencing Awards Each Award and/or Option granted under this Plan shall be evidenced by a written document which shall contain such provisions and conditions as the Committee in its discretion deems appropriate. The Committee may grant Awards and Options in tandem with or, subject to pre-clearance with the Stock Exchange, in substitution for any other Award or Option granted under this Plan. By accepting an Award or Option pursuant to the Plan, a Participant thereby agrees that the Award or Option shall be subject to all of the terms and conditions of this Plan and the applicable Award or Option Agreement. In the case of a conflict between the terms of this Plan and an Award, Award Agreement, Option, or Option Agreement, the terms of this Plan shall prevail. 7. No Rights as a Shareholder No Participant shall have any of the rights of a shareholder of the Corporation with respect to Common Shares subject to such Award or Option until the issuance of a Certificate for such Common Shares; provided that a Participant who exercises an Option pursuant to Section 8(f) shall have the rights of a shareholder with respect to the Common Shares upon exercise on the date of such exercise, subject to Section 8(i). Except as otherwise provided in Section 11, no adjustments shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date such Certificate is issued. 2020 Management Information Circular 69 EXHIBIT 1 TO SCHEDULE O

OPTION PLAN 8. Options, Price, Vesting, Payment and Termination a. A Share Option Plan is hereby established for the Eligible Directors, Eligible Employees, Consultants and Other Participants of the Plan. b. The Committee shall advise each Participant of the number of Option Shares that such Participant is entitled to purchase, the Exercise Price, the Option Period (which may not exceed ten years from the relevant Date of Grant) and the vesting schedule, if any. c. Each Option granted to a Participant shall be evidenced by an Option Agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time. d. The Committee shall fix the Exercise Price in its discretion at the time the Option is granted, provided that the Exercise Price shall not be less than the Market Price as of the Date of Grant. e. At the time of grant, the Committee may determine when an Option will become exercisable and may determine that the Option shall be exercisable in instalments on such terms as to vesting or otherwise as the Committee deems advisable subject to the rules of the Stock Exchange, if any. Unless otherwise determined by the Committee, Options will vest, as to one third of the Options granted, on each of the first, second and third anniversaries of the Date of Grant, provided that the Participant is an Eligible Employee, Eligible Director, Consultant or Other Participant at the time of vesting. f. A Participant may from time to time and at any time during the Option Period, elect to exercise all or a portion of the Option Shares which such Participant is then entitled to exercise, by delivering to the Corporation at its registered office, a notice in writing which shall specify the number of Option Shares that the Participant desires to exercise accompanied by payment in full of the Exercise Price for such Option Shares. Payment may be made by cash, certified cheque, bank draft or money order, payable to the order of the Corporation, or if permitted by the Committee, by means of tendering Common Shares valued at the Market Price or as otherwise required by applicable law, or surrendering another Award, subject to pre-clearance with the Stock Exchange, or any combination thereof. The Committee may otherwise determine acceptable methods to exercise an Option as it deems appropriate. g. An Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period, provided however that, except as otherwise specifically provided in any Employment Contract, no Option may be exercised unless the Optionee at the time of exercise thereof is: (i) in the case of an Eligible Employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of the grant of such Option, provided however that a leave of absence with the approval of the Corporation or such 70 Argonaut Gold Inc.

Designated Affiliate shall not be considered an interruption of employment for purposes of the Share Option Plan; (ii) in the case of an Eligible Director who is not also an Eligible Employee, a Director of the Corporation or a Designated Affiliate and has been such a Director continuously since the date of the grant of such Option; and (iii) in the case of an Other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or a Designated Affiliate and has been so engaged since the date of the grant of such Option. h. Notwithstanding the expiration provisions hereof, the expiration date of an Option will be the date fixed by the Board with respect to such Option unless such expiration date falls within a Blackout Period or within nine Business Days after a Blackout Period Expiry Date, in which case the expiration date of the Option will be the date which is ten Business Days after the Blackout Period Expiry Date. Notwithstanding anything else herein contained, the ten Business Day period referred to in this Section 8(h) may not be extended by the Board. i. The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Option Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued to any Participant on the date of exercise of an Option by reason of failure to obtain any such approval, the exercise shall be rescinded; the obligation of the Corporation to issue such Common Shares with respect to such exercise shall terminate; and any Exercise Price paid to the Corporation in respect of the exercise of such Option shall be returned to the Participant, subject to the Participant’s continuing right to exercise such Option until the termination thereof pursuant to the Plan. OTHER AWARDS PLAN 9. Other Awards, Vesting, etc. a. The Other Awards Plan is hereby established for Eligible Directors, Eligible Employees, Consultants and Other Participants. The Committee shall advise each Participant of the type and number of Awards that such Participant is entitled to, the terms of such Award, including the Option Period (which may not exceed ten years from the relevant Date of Grant) and the vesting schedule, if applicable, of such Award. b. Each Award granted to a Participant shall be evidenced by an Award Agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time. (i) Share Appreciation Rights The Committee may grant share appreciation rights to Participants in such amounts and subject to such terms and conditions as the Committee shall determine in its discretion. The grantee of a share appreciation right shall 2020 Management Information Circular 71 EXHIBIT 1 TO SCHEDULE O

have the right, subject to the terms of the Plan and the applicable Award Agreement, to receive from the Corporation an amount equal to (a) the excess of the Fair Market Value of a Common Share on the date of exercise of the share appreciation right, over (b) the Exercise Price of such right (which shall be no less than the Market Price on the Date of Grant) as set forth in the Award Agreement, multiplied by (c) the number of Common Shares with respect to which the share appreciation right is exercised. Payment upon exercise of a share appreciation right may be in cash, Common Shares (valued at Fair Market Value), or any combination thereof, all as the Committee shall determine in its discretion. The expiration date of a share appreciation right will be the date, in no event later than the expiry of the Option Period, fixed by the Board with respect to such share appreciation right. (ii) Restricted Shares The Committee may grant Awards of restricted shares to Participants in such amounts and subject to such terms and conditions as the Committee may determine in its discretion, as follows: A. At the time of the grant, the Committee may determine when a restricted share will become vested and may determine that the restricted share shall be vested in instalments on such terms as the Committee deems advisable. Unless otherwise provided by the Committee, restricted shares will vest as to one third of the restricted shares granted, on each of the first, second and third anniversaries of the Date of Grant, provided that the Participant is an Eligible Employee, Eligible Director, Consultant or Other Participant at the time of vesting. B. Promptly after a Participant accepts an Award of restricted shares and executes an Award Agreement (and in no event later than 74 days after such acceptance and execution), the Corporation shall issue in the Participant’s name a Certificate for the number of Common Shares granted as restricted shares. Upon the issuance of such Certificate, the Participant shall have the rights of a shareholder with respect to the restricted shares, subject to any restrictions and conditions as the Committee in its discretion may include in the applicable Award Agreement. Unless the Committee shall otherwise determine, any Certificate issued evidencing Common Shares which are restricted shares shall remain in the possession of the Corporation or its designated agent until such Common Shares are free of any restrictions specified in the applicable Award Agreement. C. Notwithstanding the restrictions on transfer and assignment of Awards provided in section 13 of this Plan, the Committee at the time of grant may specify the date or dates (which may depend upon or be related to the attainment of performance goals and other conditions) on which the non-transferability of the restricted shares shall lapse. 72 Argonaut Gold Inc.

(iii) Restricted Share Units The Committee may grant Awards of restricted share units to Participants in such amounts and subject to such terms and conditions as the Committee shall determine in its discretion. A Participant who is granted a restricted share unit will have only the rights of a general unsecured creditor of the Corporation until receipt by the Corporation from the Participant of acceptance of the Award on or prior to the Vesting Date. On or after the Vesting Date, each restricted share unit not previously forfeited under the terms of the Plan or the applicable Award Agreement shall be settled on or before the Share Unit Settlement Date by transfer to the Participant of Common Shares, cash, securities or other property or a combination thereof, equal in value to the number of Common Shares represented by the restricted share unit Award. (iv) Performance Shares and Performance Share Units The Committee may grant Awards of performance shares to Participants, other than Eligible Directors, in the form of (a) Common Shares or (b) performance share units which shall vest in accordance with the following formula: Number of vested performance share units = [Multiplier %] x Number of performance share units under the Award Agreement. The multiplier that is applied to an Award shall be not less than 0% and not more than 200% and shall be established by the Committee on or prior to the Vesting Date, based on certain performance criteria which may include, without limitation: A. the Market Price of Common Shares; B. the total return to shareholders of the Corporation, with or without reference to the Corporation's competitors; C. the financial performance or results of the Corporation, or a business unit thereof; D. other performance criteria relating to the Corporation, or a business unit thereof; E. F. other performance criteria relating to the Participant; any other terms set out in the applicable Award Agreement; and G. any other terms the Committee may in its discretion determine. Each performance share unit that vests to a Participant in accordance with this Plan shall have a value equal to one Common Share. 2020 Management Information Circular 73 EXHIBIT 1 TO SCHEDULE O

A Participant who is granted a performance share unit will have only the rights of a general unsecured creditor of the Corporation until receipt by the Corporation from the Participant of acceptance of the Award on or prior to the Vesting Date. On or after the Vesting Date, each performance share unit not previously forfeited under the terms of the applicable Award Agreement shall be settled on or prior to the Share Unit Settlement Date by transfer to the Participant of Common Shares, cash, securities or other property or a combination thereof, equal in value to the number of Common Shares represented by the performance share unit Award. In the event that a Certificate is issued in respect of an Award of performance shares, such Certificate shall be registered in the name of the Participant but shall be held by the Corporation or its designated agent until the time the performance shares are earned in accordance with the terms of the grant. The Committee shall determine in its sole discretion whether performance shares and performance share units shall be paid in Common Shares, cash, securities or other property, or a combination thereof. (v) Deferred Share Units The Committee may grant Awards of deferred share units to Participants who are Eligible Directors in such amounts and subject to such terms and conditions as the Committee shall determine in its discretion, as evidenced in an Award Agreement, provided that an Award of deferred share units shall not be available for redemption prior to a Participant's Termination Date. Each deferred share unit available to be redeemed by a Participant in accordance with the terms and conditions of this Plan and an Award Agreement shall be redeemed no later than December 31st of the year following the Participant's Termination Date, by transfer to the Participant of Common Shares, cash, securities or other property or a combination thereof, equal in value to the number of Common Shares represented by such deferred share units. Each deferred share unit that vests to a Participant in accordance with this Plan shall have a value equal to one Common Share. Prior to redemption, a Participant who is granted a deferred share unit will have only the rights of a general unsecured creditor of the Corporation. The Committee shall determine in its sole discretion whether deferred share units shall be paid in Common Shares, cash, securities or other property, or a combination thereof. (vi) Other Equity-Based Awards The Committee may grant other types of equity-based or equity-related Awards to Participants (including the grant of unrestricted Common Shares) in such amounts and subject to such terms and conditions as the Committee shall in its discretion determine. Such Awards may entail the transfer of actual Common Shares to Participants, or payment in cash or otherwise of amounts based on the value of Common Shares, and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of foreign jurisdictions. (vii) Vesting of performance share units and restricted share units 74 Argonaut Gold Inc.

Notwithstanding anything contained in the Plan, all restricted share units or performance share units granted hereunder shall be in addition to, and not in substitution for or in lieu of, ordinary salary and wages received by such Participant in respect of his or her services as an employee. Among other things, the Award Agreement in respect of an Award for restricted share units or performance share units shall specify: A. the Service Year; and B. the vesting dates and conditions of such restricted share units or performance share units. 10. Taxes If the Corporation determines that under the requirements of applicable taxation laws it is obliged to withhold for remittance to a taxing authority any amount in respect of the issuance of any Common Shares, payment of cash, securities or other property, pursuant to any Awards or Options or upon the vesting or redemption of any Award, the Corporation may, prior to and as a condition of issuing the Common Shares, payment of cash, securities or other property or upon the vesting or redemption of any Award, require the Participant to pay to the Corporation such amount as the Corporation is obliged to remit to such taxing authority in respect of the issuance of the Common Shares, payment of cash, securities or other property or upon the vesting or redemption of any Award. Any such payment shall, in any event, be due no later than the date as of which any amount with respect to the issuance of the Common Shares, payment of cash, securities or other property or vesting or redemption of any Award must be remitted by the Corporation to such taxing authority. Payment may be in cash or, with the prior approval of and upon conditions established by the Committee, by withholding or tendering of Common Shares, valued at the Market Price, or a combination thereof. Any payment required to be made by a Participant pursuant to this Section 10 shall be in addition to the Exercise Price, if any, for the Common Shares. For Participants residing or subject to tax in the United States, this Plan is intended to comply with the requirements of Section 409A of the Code and all provisions hereunder shall be read, interpreted and applied with that purpose in mind. No provision of the Plan shall be given effect to the extent that such provision would cause any tax to become due under Section 409A of the Code, including, in the event Common Shares are publicly traded on an established securities market, the Corporation’s right to delay payment of any grant under this plan to the extent, and only for so long as, necessary to comply with the requirements of Section 409A of the Code. Each recipient of an Award or Option hereunder who is or who becomes a U.S. taxpayer is advised to consult with his or her personal tax advisor with respect to the tax consequences under federal, state, local and other tax laws of the receipt of an Award or Option hereunder. No Option or stock appreciation right shall be granted to a Participant residing or subject to tax in the United States unless Argonaut Gold Inc. is an “eligible issuer of service recipient stock” with respect to such Participant as defined in Treas. Reg. Section 1.409A-1(b)(5)(iii)(E). 11. Adjustment in Shares a. The number of Common Shares subject to this Plan, the number of Common Shares available under Awards or Options granted and the Exercise Price and/or cash value allocated to Awards shall be adjusted from time to time, in such manner and by such procedure deemed appropriate by the Committee, subject to applicable law and the applicable rules and policies of the Stock Exchange to 2020 Management Information Circular 75 EXHIBIT 1 TO SCHEDULE O

reflect adjustments in the number of Common Shares arising as a result of rights offering, consolidation, subdivision or reclassification of Common Shares, the payment of any dividends or other distribution by the Corporation or other relevant changes in the authorized or issued capital of the Corporation. b. In the event that dividends (other than stock dividends) are paid on Common Shares, Participants holding Awards shall receive additional restricted share units, performance share units or deferred share units, as applicable (“Dividend Share Units”) as of the dividend payment date. The number of Dividend Share Units to be granted to the Participant shall be determined by multiplying the aggregate number of restricted share units, performance share units or deferred share units, as applicable, held by the Participant on the relevant record date by the amount of the dividend paid by the Corporation on each Common Share, and dividing the result by the Market Price on the dividend payment date, which Dividend Share Units shall be in the form of restricted share units, performance share units or deferred share units, as applicable. Dividend Share Units granted to a Participant in accordance with this Section 11(b) shall be subject to the same vesting conditions and settlement terms applicable to the related restricted share units, performance share units or deferred share units in accordance with the respective Award Agreement. c. If there is a consolidation, merger or statutory amalgamation or arrangement of the Corporation with or into another corporation, a separation of the business of the Corporation into two or more entities or a sale, lease exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Corporation to another entity (the right to do so being hereby expressly reserved), any Common Shares receivable on the vesting of an Award or exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer, if the Participant had been vested in the Award or exercised his or her Option immediately prior to the effective date of such consolidation, merger, amalgamation, arrangement, separation or transfer, and, in the case of Options, the Exercise Price shall, subject to applicable law and the applicable rules and policies of the Stock Exchange, be adjusted appropriately by the Committee and such adjustment shall be binding for all purposes of the Plan, unless the Committee otherwise determines the basis upon which such Award or Option shall be exercisable. d. In the event of a change in the Corporation's currently authorized Common Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Common Shares within the meaning of the Plan. e. In the event of any other change affecting the Common Shares, such adjustment, if any, shall be made as may be deemed equitable by the Committee to properly reflect such event. f. No fractional Common Shares shall be issued on the vesting of an Award or the exercise of Option. Accordingly, if, as a result of any adjustment under this Section 11, a Participant would become entitled to a fractional Common Share, the Participant shall have the right to acquire only the adjusted number of full 76 Argonaut Gold Inc.

Common Shares and no payment or other adjustment will be made with respect to the fractional Common Shares so disregarded. 12. Required Consents a. If the Committee shall at any time determine that any consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any Award or Option, the issuance of Common Shares or the delivery of any cash, securities or other property under the Plan, or the taking of any other action thereunder (each such action being hereinafter referred to as a “plan action”), then such plan action shall not be taken, in whole or in part, unless and until such consent shall have been effected or obtained to the full satisfaction of the Committee. b. The term “consent” as used herein with respect to any plan action includes (i) any and all listings, registrations or qualifications in respect thereof upon any stock exchange or under any applicable law, rule or regulation, (ii) any and all written agreements and representations by the grantee with respect to the disposition of Common Shares, or with respect to any other matter, which the Committee shall deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made and (iii) any and all other consents, clearances and approvals in respect of a plan action by any governmental or other regulatory body or any stock exchange or self-regulatory agency having jurisdiction. 13. Transfer and Assignment Except to the extent otherwise provided in the applicable Award or Option Agreement, no Award or Option or right granted to any person under the Plan shall be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of (including through the use of any cash-settled instrument) other than by will or by the laws of descent and distribution in accordance with Section 14, and all such Awards, Options and rights shall be exercisable during the life of the grantee only by the grantee or the grantee’s legal representative. Notwithstanding the immediately preceding sentence, the Committee may permit, under such terms and conditions that it deems appropriate in its sole discretion, a grantee to transfer any Award (other than Options) to any person or entity that the Committee so determines. 14. Effect of Death If a Participant or, in the case of an Other Participant which is not an individual, the primary individual providing services to the Corporation or Designated Affiliates on behalf of the Other Participant, shall die, any Option or Award that would have vested or been available for redemption within 12 months after the date of such death of the Participant or Other Participant shall immediately vest notwithstanding Sections 8(e) and 9(b)(ii)(A), respectively, and such Options shall be exercisable, and such Awards shall vest or be redeemable in whole or in part only by the person or persons to whom the rights of the Optionee or Award holder under the Option or Award shall pass by the will of the Optionee or Award holder or the laws of descent and distribution for a period of six months (or such other period of time as is otherwise provided in an Employment Contract) after the date of death of the Optionee or Award holder or prior to the expiration of the Option Period in respect of the Option, whichever is sooner, and then only to the extent that such Optionee or Award holder was entitled to exercise or redeem the Option or Award at the date of the death of such Optionee or Award holder in accordance with Section 8 and Section 21 of this Plan. 2020 Management Information Circular 77 EXHIBIT 1 TO SCHEDULE O

15. Employment and Board Position Non-Contractual The granting of an Award or Option to a Participant under this Plan does not confer upon the Participant any right to continue as an Eligible Employee, Eligible Director, Consultant or Other Participant, as the case may be, nor does it interfere in any way with the right of the Participant or the Corporation to terminate the Participant’s employment or a Consulting Contract at any time, or the shareholders’ right to elect or remove Directors. 16. Administration of Plan a. The Plan shall be administered by the Committee. Subject to any limitations of the Plan and regulatory requirements the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary or desirable in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary or desirable for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation. b. Any determination by the Committee shall be final and conclusive on all persons affected thereby unless otherwise determined by the Board of Directors. c. The day to day administration of this Plan may be delegated to such officers and employees as the Committee shall determine. 17. Acceleration on Take-over Bid, Consolidation, Merger, etc. In the event that: a. the Corporation seeks or intends to seek approval from the shareholders of the Corporation for a transaction which, if completed, would constitute an Acceleration Event (as defined below); or b. a person makes a bona fide offer or proposal to the Corporation or the shareholders of the Corporation which, if accepted or completed, would constitute an Acceleration Event, the Corporation shall send notice to all Participants of such transaction, offer or proposal as soon as practicable and, provided that the Committee has determined that no adjustment will be made pursuant to section 11(b) hereof, (i) the Committee may, by resolution and notwithstanding any vesting schedule applicable to any Option or Award or sections 8(e) or 9(b)(ii)(A) hereof, permit all Options or Awards outstanding which have restrictions on their exercise (other than Awards of deferred share units) to become immediately exercisable during 78 Argonaut Gold Inc.

the period specified in the notice (but in no event later than the applicable expiry date of an Option or Award), so that the Participant may participate in such transaction, offer or proposal, and (ii) the Committee may accelerate the expiry date of such Options or Awards (other than Awards of deferred share units) and the time for the fulfillment of any conditions or restrictions on such exercise. In this section 17, an Acceleration Event means: i. the acquisition by any “offeror” (as defined in section 89 of the Securities Act (Ontario) as of the date hereof) of beneficial ownership of more than 50% of the votes attached to the outstanding voting securities of the Corporation, by means of a take-over bid or otherwise; ii. any consolidation, merger, statutory amalgamation or arrangement involving the Corporation and pursuant to which the Corporation will not be the continuing or surviving corporation or pursuant to which the Common Shares will be converted into cash or securities or property of another entity, other than a transaction involving the Corporation and in which the shareholders of the Corporation immediately prior to the completion of the transaction will have the same proportionate ownership of the surviving corporation immediately after the completion of the transaction; iii. a separation of the business of the Corporation into two or more entities; iv. any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Corporation to another entity; or v. the approval by the shareholders of the Corporation of any plan of liquidation or dissolution of the Corporation. 18. Securities Exchange Take-over Bid In the event that the Corporation becomes the subject of a take-over bid (within the meaning of the Securities Act (Ontario)) as a result of which all of the outstanding Common Shares are acquired by the offeror through compulsory acquisition provisions of the incorporating statute or otherwise, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all Participants requiring them to surrender their Options or Awards within 10 days of the mailing of such notice, and the Participants shall be deemed to have surrendered such Options or Awards on the tenth day after the mailing of such notice without further formality, provided that: a. the Committee delivers with such notice an irrevocable and unconditional offer by the offeror to grant replacement options or awards to the Participants on the equity securities offered as consideration; b. the Committee has determined, in good faith, that such replacement options or awards have substantially the same economic value as the Options or Awards being surrendered; and 2020 Management Information Circular 79 EXHIBIT 1 TO SCHEDULE O

c. the surrender of Options or Awards and the granting of replacement options or awards can be effected on a tax free rollover basis under the Income Tax Act (Canada) or the Code. 19. Notices All written notices to be given by the Participant to the Corporation may be delivered personally or by registered mail, postage prepaid, addressed as follows: Argonaut Gold Inc. c/o Argonaut Gold (U.S.) Corp. 9600 Prototype Court Reno, NV 89521 Attention: Chief Financial Officer Any notice given by the Participant pursuant to the terms of the Option or Award shall not be effective until actually received by the Corporation at the above address. Any notice to be given to the Participant shall be sufficiently given if delivered personally or by postage prepaid mail to the last address of the Participant on the records of the Corporation and shall be effective seven days after mailing. 20. Corporate Action Nothing contained in this Plan or any Option or Award granted shall be construed so as to prevent the Corporation or any subsidiary of the Corporation from taking corporate action which is deemed by the Corporation or the subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or on any Option or Award granted. 21. Termination of Options and Awards under the Plan a. If (X) a Participant’s employment with the Corporation terminates, or (Y) a Participant who is an Eligible Director, Consultant or Other Participant ceases to be an Eligible Director, Consultant or Other Participant, as the case may be, due to: i. (A) normal retirement under the Corporation’s then existing policies; (B) early retirement at the request of the Corporation; (C) death; or (D) Disability, then there shall be immediate vesting upon the Termination Date of the Options or Awards that would otherwise have vested in the 12 month period following the Termination Date, and all Options or Awards that would have vested after such 12 month period following the Termination Date shall expire or be forfeited, as the case may be. All Options or Awards that have vested or become exercisable by such Participant shall be exercisable or receivable during the period which is the shorter of: (x) the remainder of the applicable Option Period (or other applicable vesting or exercise period in respect of Awards); and (y) 180 days after the Termination Date, after which period such Options or Awards may no longer vest or be exercised and will be deemed to be forfeited, as the case may be; or ii. any reason other than those specified in item (i) (A) to (D), inclusive, then the Options and Awards that have vested (but not yet expired) before the Termination Date shall be exercisable or receivable, as the case may be, 80 Argonaut Gold Inc.

during the period which is the shorter of: (x) the remainder of the applicable Option Period (or other applicable vesting or exercise period in respect of Awards), and (y) 90 days after the Termination Date, after which period, the Options and/or Awards may no longer be exercised and will be deemed to be forfeited, as the case may be. Any Options, and if applicable Awards, that have not vested before the Termination Date shall expire on the Termination Date. 22. Amendment of the Plan a. The Committee may amend, suspend or terminate the Plan at any time, provided that no such amendment, suspension or termination may: i. be made without obtaining any required regulatory approvals; or ii. adversely affect the rights of any Optionee or holder of an Award who holds an Option or Award at the time of any such amendment, without the consent of the Optionee or Award holder. b. The Committee may from time to time, in the absolute discretion of the Committee and without shareholder approval, make the following amendments to the Plan or any Option or Award granted under the Plan: i. an amendment to the Exercise Price of any Option or Award, unless the amendment is a reduction in the Exercise Price of an Option or Award held by an Insider; ii. an amendment to the date upon which an Option or Award may expire, unless the amendment extends the expiry of an Option or Award held by an Insider; iii. an amendment to the vesting provisions of the Share Option Plan and Other Awards Plan and any Option Agreement or Award Agreement granted under the Plan; iv. an amendment to provide a cashless exercise feature to an Option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan; v. an addition to, deletion from or alteration of the Plan or an Option or Award that is necessary to comply with applicable law or the requirements of any regulatory authority or the Stock Exchange; vi. any amendment of a “housekeeping” nature, including, without limitation, amending the wording of any provision of this Share Incentive Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of this Share Incentive Plan that is inconsistent with any other provision of this Share Incentive Plan, correcting grammatical or typographical errors and amending the 2020 Management Information Circular 81 EXHIBIT 1 TO SCHEDULE O

definitions contained within this Share Incentive Plan respecting the administration of the Share Incentive Plan, vii. any amendment respecting the administration of this Share Incentive Plan, and viii. any other amendment that does not require shareholder approval under Section 22(c). c. Shareholder approval will be required for the following amendments to the Plan: i. any increase in the maximum number of Common Shares reserved for issuance; ii. to remove or exceed the Insider and Eligible Director participation limit; iii. to an amending provision within the Stock Option Plan or Other Awards Plan other than the addition of matters requiring shareholder approval; iv. any reduction in the Exercise Price, the cancellation and reissue of Options or other entitlements, or the extension of the expiry of an Option or Award; v. any change which would materially modify the requirements as to eligibility for participation in the Plan; vi. any change which would permit options granted under the Plan to be transferable or assignable other than for normal estate settlement purposes. 23. Governing Law This Plan is established under the laws of Ontario and the rights of all parties and the construction and effect of each provision of this Plan shall be according to the laws of Ontario and the laws of Canada applicable in Ontario. 24. Government Regulation The Corporation’s obligation to issue and deliver Common Shares under any Option or Award is subject to: a. the satisfaction of all requirements under applicable securities law in respect thereof and obtaining all regulatory approvals as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; b. the admission of such Common Shares to listing on any stock exchange in Canada or the United States on which Common Shares may then be listed; and c. the receipt from the Participant of such representations, agreements and undertakings as to future dealings in such Common Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction. 82 Argonaut Gold Inc.

In this connection, the Corporation shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on a stock exchange in Canada or the United States on which the Common Shares are then listed. 25. Approvals This Plan shall be subject to shareholder approval and acceptance by the Stock Exchange in compliance with all conditions imposed by the Stock Exchange. Any Awards or Options granted prior to such acceptance shall be conditional upon such acceptance being given and any conditions complied with and no Options or Awards may be exercised unless such acceptance is given and such conditions are complied with. 26. Independent Advice Each Participant acknowledges that he or she has been advised to retain independent legal, tax and financial advisors at his or her own expense and agrees that any failure on his or her part to retain legal, tax or financial advisors shall not affect the validity of this Plan. AMENDED AND RESTATED as of May [1], 2020. 2020 Management Information Circular 83 EXHIBIT 1 TO SCHEDULE O

Questions? Need Help Voting? Please contact Argonaut Gold Inc.’s Shareholder Advisor and Proxy Solicitation Agent “Gryphon Advisors Inc.” CONTACT US: American Toll Free 1-877-353-5209 North Phone: 84 Argonaut Gold Inc. E-mail: inquiries@gryphonadvisors.ca Outside North America, Banks & Brokers Call Collect: 1-416-661-6592

SCHEDULE "P" ANNUAL MATTERS OF ALIO MANAGEMENT INFORMATION CIRCULAR (all information contained herein is as at April 17, 2020, unless otherwise noted) APPOINTMENT AND REMUNERATION OF AUDITOR Shareholders of Alio Gold Inc. (the “Company” or “Alio”) or will be asked at the Meeting to approve the appointment of Deloitte LLP, Chartered Professional Accountants, of 885 W. Georgia Street, Suite 1500 Vancouver, British Columbia, V6C 3E8 as auditor of Alio to hold office until the next annual general meeting of the Alio shareholders (“Alio Shareholders”) at remuneration to be fixed by the Alio Board. In the absence of instructions to the contrary, a properly executed and returned proxy will be voted FOR the auditor nominee herein listed. ELECTION OF DIRECTORS The directors of Alio are elected at each annual general meeting and hold office until the next annual general meeting, or until they resign or until their successors are appointed. Each of the six persons named in the following table is proposed for nomination for election as a director of Alio. The nominees for election as a director of the Company include five independent nominees, each of whom has held senior executive positions in major mining companies. The Alio Board recommends a vote "FOR" each of the nominees listed below. In the absence of instructions to the contrary, a properly executed and returned proxy will be voted FOR the director nominees herein listed. Information concerning such persons, as furnished by the individual nominees, is as follows: P-1 Name and Profile Principal Occupation and Biography Mark D. Backens PRINCIPAL OCCUPATION: CEO of Alio BIOGRAPHY: Mr. Backens currently serves as the CEO of Alio. He also previously served as the Interim CEO of Alio from October 2015 to February 2017. He has over 30 years of global mining experience, including most recently as Director of Investment Banking - Mining for Scotia Capital from January 2006 to February 2013. For most of his career, Mr. Backens has held senior management roles with Meridian Gold Inc., Placer Dome Inc. and

1996, he held various positions with Santa Fe Pacific Gold Minerals Golconda, Nevada. He is currently Director of Centerra Gold Inc., P-2 Stephen Lang M.Sc. M.Eng, Mining Engineering Age: 64 Residence: Columbia, Missouri, USA Alio Options: 55,000 Alio DSUs: 109,103 Director since July 31, 2014 Independent PRINCIPAL OCCUPATION: Corporate Director Mr. Lang has over 45 years of experience in the mining industry. He served as President and CEO of Centerra Gold Inc. from 2008 to 2012, having joined Centerra in 2007 as Chief Operating Officer. Between 2003 and 2007, Mr. Lang served as Executive Vice President and Chief Operating Officer of Stillwater Mining Company. Prior to joining Stillwater, he was employed with Barrick Gold Corporation as Vice President and General Manager of Barrick Gold's Goldstrike/Meikle operation from 2001 to 2003. Prior to this he served as Vice President of Engineering and Project Development of Rio Algom, Limited in Santiago, Chile from 1999 to 2001. From 1996 to 1999, he served as Vice President and General Manager of Kinross Gold Corporation/Amax Gold Corporation's Fort Knox Mine in Fairbanks, Alaska. From 1981 to Corporation, including General Manager of the Twin Creeks Mine in International Tower Hill Mines Ltd., Bear Creek Mining and the Chair and Director of Hudbay Minerals Inc. OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: -Centerra Gold Inc. (TSX) -International Tower Hill Mines Ltd. (TSX; NYSE American) -Bear Creek Mining Corporation. (TSX.V; BVL; OTC) -Hudbay Minerals Inc. (TSX; NYSE) Name and Profile Principal Occupation and Biography B.SC., P. Geo. Age: 58 West Vancouver, British Columbia, Canada Alio Shares: 133,000 Alio Options: 481,500 Alio PSUs: 156,316 Alio RSUs: 182,368 Alio DSUs: 49,103 Director since May 26, 2015 Non-Independent Goldcorp Inc. in the areas of engineering, mine construction, mine management and corporate development. Mr. Backens holds a Bachelor of Science in Geological Engineering from the South Dakota School of Mines and was formerly a Professional Geologist. OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: -None CURRENT COMMITTEE MEMBERSHIPS: -None

P-3 CURRENT COMMITTEE MEMBERSHIPS: -Compensation, Corporate Governance and Nominations Committee (Chair) -Special Committee for Class Action Litigation

period of nine years. Ms. Rogers is a graduate of the University of British Professional Accountant designation. She is currently a Director and - Diversified Royalty Corp.(TSX) - Audit Committee Vice President, Corporate Development at Placer Dome Inc., Vice and worked on the corporate development team at Rio Algom Limited. Engineering and the CFA designation at the University of Toronto. In served as a director on the boards of Aurizon Mines Ltd., Newstrike the board of Alexco Resource Corp. He has served on audit committees resource committees, corporate governance committees and special P-4 George Brack MBA, CFA, B.A.Sc., Geological Engineering Age: 58 Residence: North Vancouver, British Columbia, Canada Alio Common Shares: 355,000 Alio Options: 73,000 Alio DSUs: 109,103 Director since July 31, 2014 Independent PRINCIPAL OCCUPATION: Corporate Director BIOGRAPHY: Mr. Brack's over 30-year career in the mining industry has focused on exploration, corporate development and investment banking, specifically identifying, evaluating and executing strategic mergers and acquisitions and raising equity capital. Until 2009, he was the Managing Director and Industry Head - Mining at Scotia Capital. Prior to joining Scotia in 2006, he spent seven years as President of Macquarie North America Ltd. and led its northern hemisphere mining industry mergers and acquisitions advisory business. Previously, Mr. Brack was the President in the mining investment banking group at CIBC Wood Gundy Mr. Brack earned an MBA at York University, a B.A.Sc. in Geological addition to his current board roles, during the past 16 years Mr. Brack Capital Inc., NovaGold Resources Inc., Red Back Mining Inc. and chaired and has been both a member and the chair of compensation/human committees responding to takeover offers (Aurizon, Red Back and NovaGold). He is currently the Chair and a director at Capstone Mining Corp. and a director at Wheaton Precious Metals Corp. Paula Rogers B.Com, CPA, CA Age: 51 Residence: North Vancouver, British Columbia, Canada Alio Common Shares: 9,650 Alio Options: 55,000 Alio DSUs: 109,103 Director since August 3, 2011 Independent PRINCIPAL OCCUPATION: Corporate Director BIOGRAPHY: Ms. Rogers has over 20 years of experience working for Canadian-based international public companies in the areas of corporate governance, treasury, mergers and acquisitions, financial reporting and tax. She has significant experience in the mining industry ranging from greenfields exploration to senior gold producer in both director and officer roles. Ms. Rogers has served as an officer of several public companies including Chief Financial Officer of Castle Peak Mining Ltd., Vice• President, Treasurer of Goldcorp Inc., Treasurer of Wheaton River Minerals Ltd. and Treasurer of Silver Wheaton Corp. Previous to that, she held various senior management roles at Finning International Inc. over a Columbia with a Bachelor of Commerce degree and holds a Chartered Chair of the Audit Committee of Diversified Royalty Corp. OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: CURRENT COMMITTEE MEMBERSHIPS:

- Compensation, Corporate Governance and Nominating - Special Committee for Class Action P-5 John Mansanti P.Eng Age: 64 Residence: Salt Lake City, Utah, USA Alio Common Shares: 16,176 Alio Options: 38,329 Alio DSUs: 80,000 Director since: May 25, 2018 Independent PRINCIPAL OCCUPATION: President and Chief Executive Officer for Crystal Peak Minerals Inc. BIOGRAPHY: Mr. Mansanti has almost 40 years of experience in the management of mining operations and projects, with over 30 of those years in operations and project management in precious and base metals, primarily in Nevada. His experience spans all levels of site and corporate operations, from exploration through product sales, including project permitting and compliance. Mr. Mansanti is a graduate of the Montana College of Mineral Science and Technology with degrees in Chemistry and Mineral Processing Engineering. He has published multiple technical papers and was the 2017 president for the Society of Mining, Metallurgy and Exploration. CURRENT COMMITTEE MEMBERSHIPS: Committee OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: -Wheaton Precious Metals (TSX; NYSE) -Capstone Mining Corp. (TSX) CURRENT COMMITTEE MEMBERSHIPS: -Compensation, Corporate Governance and Nominating Committee -Audit Committee

has served as a director of a number of public companies over his career, committees, compensation committees and special committees. He is been a director since 1997, for much of that time serving as Audit Committee Province from June 2017 to May 2018, leading the company through a chief Corporate Cease Trade Orders or Bankruptcies No proposed director of the Company is, as of the date hereof or was within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. Except as disclosed below, no proposed director of the Company: (a) is, as of the date hereof or was within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, P-6 David Whittle B.Com Age: 55 Residence: North Vancouver, British Columbia, Canada Alio DSUs: 60,000 Director since June 27, 2019 Independent PRINCIPAL OCCUPATION: Corporate Director BIOGRAPHY: Mr. Whittle is a Chartered Professional Accountant with over 25 years of senior executive experience in the mining industry, and has been responsible for strategic planning initiatives, operations and all aspects of corporate and financial management and administration. More recently, from 2004 to 2007, he was Chief Financial Officer of Hillsborough Resources Limited, and from 2007 through 2014 was both Chief Financial Officer and Company Ethics Officer of Alexco Resource Corp. Mr. Whittle primarily in the resource sector, with extensive experience on audit currently on the board of Mountain Province Diamonds Inc., where he has Chair and Lead Outside Director. He served as Interim CEO of Mountain executive transition and the refinancing of its senior debt facility, then resuming his role as an independent director. Mr. Whittle holds a Bachelor of Commerce (Finance) from the University of British Columbia. OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS: -Mountain Province Diamonds Inc. CURRENT COMMITTEE MEMBERSHIPS: -Audit Committee (Chair) -Special Committee for Class Action Litigation (Chair)

arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director. Mr. Stephen Lang is a former director of Allied Nevada Gold Corp. which together with certain of its domestic direct and indirect subsidiaries, filed voluntary petitions for relief under chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware on March 10, 2015. The plan was confirmed on October 6, 2015. Penalties or Sanctions No proposed director of the Company has been subject to: (a)any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director. The foregoing, not being within the knowledge of the Company, has been furnished by the respective directors. OTHER MATTERS Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this management information circular (this “Circular”). However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters. EXECUTIVE COMPENSATION Please refer to Schedule "A" for Alio's executive compensation discussion and disclosure. AUDIT COMMITTEE The Audit Committee's duties and responsibilities are specified by law and in the mandate of the Audit Committee. The Audit Committee meets regularly with the CEO, the CFO or Vice President of Finance and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls and the independent auditor's procedures and audit plans. The Audit Committee recommends to the Alio Board, the accounting firm to be appointed as independent auditor. The Audit Committee reviews and recommends to the Alio Board for approval the annual financial statements and management’s Discussion and Analysis (the “MD&A”), reviews and approves the interim financial statements and MD&A and undertakes other activities required by regulatory authorities. The members of the Audit Committee are appointed by the Alio Board at its first meeting following the annual shareholders' meeting to serve one-year terms, and Audit Committee members are permitted to serve an unlimited number of consecutive terms. P-7

As required by NI 52-110, the Company's Annual Information Form (the "AIF") for the year ended December 31, 2019, which is available on SEDAR at www.sedar.com or EDGAR under Alio's profile at www.sec.gov and on the Alio website at www.aliogold.com, contains additional disclosure regarding the Audit Committee, including its mandate. Please see the section in the AIF entitled "Audit Committee Information" and Appendix 1 to the AIF, which is incorporated. Composition of the Audit Committee As of the date of hereof, the members of the Audit Committee are David Whittle (Chair), Paula Rogers and George Brack. All of the members of the Audit Committee are "independent" within the meaning set out in NI 52-110, section 803 of the NYSE American Company Guide and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended. All of the members of the Audit Committee are financially literate, within the meaning set out in NI 52-110 and section 803 of the NYDSE American Company Guide. The Audit Committee holds formal and informal meetings. Paula Rogers attended all four of the four formal meetings of the Audit Committee. David Whittle and George Brack attended all two of the two formal meetings of the Audit Committee since their appointment to the Audit Committee. The Alio Board has determined that David Whittle, Paula Rogers and George Brack are "audit committee financial experts", as such term is defined in Item 16A to Form 20-F and are independent, as that term is defined by the Exchange Act and the NYSE American's corporate governance standards applicable to the Company. The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an "expert" for any purpose, including without limitation for the purpose of section 11 of the U.S. Securities Act of 1933, as amended, does not impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and the Alio Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the Audit Committee or the Alio Board. Audit Committee Oversight At no time since the commencement of the Company's most recently completed financial year has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Alio Board. De-Minimis Non-Audit Services At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemptions contained in section 2.4 of NI 52-110 (De Minimis Non-Audit Services), or an exemption from NI 52-110, in whole or in part, granted under section 8, Exemptions of NI 52-110. Pre-Approval Policies and Procedures The Audit Committee is authorized by the Alio Board to pre-approve all non-audit services proposed to be provided by the external auditor. Such approval may, at the discretion of the Audit Committee, be done either by the Chair of the Audit Committee, who will advise the Audit Committee of such approval, or if the Chair prefers, through the Audit Committee itself. P-8

CORPORATE GOVERNANCE 2019 Corporate Governance Review A majority of the Alio Board five of six, and all members of all committees of the Company are independent. Ms. Paula Rogers, Chair of the Alio Board, is an independent director and the role of the Chair and CEO are separate. The Alio Board regularly holds closed sessions without members of management present to foster independent and open dialogue among the independent directors. The Company has adopted detailed and comprehensive terms of reference and mandates for the Alio Board, its committees and has written position descriptions for the Chair, the CEO and each committee chair. The Alio Board has a process in place that ensures management identifies the principal risks to the Company and its business and identifies measures to mitigate them. The Alio Board has adopted policies and guidelines to ensure awareness and compliance with sound governance practices including a Code of Business Conduct and Ethics, an Anti-Corruption Policy, a Whistleblower Policy, a Disclosure Policy, a Securities Trading Policy and a Diversity Policy. The Alio Board currently has three standing committees, which include the Audit Committee, the Compensation, Corporate Governance and Nominating Committee and the Special Committee for Class Action Litigation. Each chair appointed to each of the three standing committees is independent. General In compliance with the requirements of the BCBCA, under which the Company was incorporated, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their responsibilities, they are required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In accordance with the recommended guidelines established by National Policy 58-201-Corporate Governance Guidelines ("NP 58-201"), the Alio Board has adopted corporate governance policies, procedures and documents described in the following sections. Board of Directors The Alio Board is currently comprised of the individuals named in the following table. For information regarding the nominees for election to the Alio Board at the Meeting, see "Election of Directors". Class Action Meetings P-9 Director Independent or Not Directorship in other Public Companies Attendance at Board Meetings During Year Ended Dec. 31, 2019 (10)(4) Attendance at Audit Committee Meetings During Year Ended Dec. 31, 2019 (4)(4) Attendance at Compensation, Corporate Governance & Nominating Meetings During Year Ended Dec. 31, 2019 (2)(4) Attendance at Special Committee for Litigation During Year Ended Dec. 31, 2019 (1)(4) Mark Backens Non-Independent None 10 N/A N/A N/A

Class Action During Year Notes: (1) David Whittle was elected to the Alio Board in June 2019. There were only 2 Alio Board meetings in 2019 after David Whittle was elected. The Audit Committee members changed during 2019. Stephen Lang, George Brack and David Whittle attended all of the Audit Committee meetings held while they served on the Audit Committee. The Compensation Committee and the Corporate Governance and Nominating Committee combined during 2019 to form the Compensation, Corporate Governance and Nominating Committee. The combined Compensation, Corporate Governance and Nominating Committee held 2 meetings in 2019 once it was formed. All members of all three committees attended all meetings of those committees during 2019. All Alio Board members attended 2/2 Alio Board meetings held subsequent to December 31, 2019, all Alio Audit Committee members attended 1/1 Alio Audit Committee meetings held subsequent to December 31, 2019, all Alio Compensation, Corporate Governance and Nominating Committee members attended 1/1 Alio Compensation, Corporate Governance and Nominating Committee meetings held subsequent to December 31, 2019. The Special Committee for Class Action Litigation has not met subsequent to December 31, 2019. (2) (3) (4) NP 58-201 suggests that a majority of the Alio Board should be composed of "independent" directors. National Instrument 58-101-Disclosure of Corporate Governance Practices defines an "independent director" as a director who P-10 Director Independent or Not Directorship in other Public Companies Attendance at Board Meetings During Year Ended Dec. 31, 2019 (10)(4) Attendance at Audit Committee Meetings During Year Ended Dec. 31, 2019 (4)(4) Attendance at Compensation, Corporate Governance & Nominating Meetings During Year Ended Dec. 31, 2019 (2)(4) Attendance at Special Committee for Litigation Meetings Ended Dec. 31, 2019 (1)(4) Stephen Lang Independent Centerra Gold Inc.; International Tower Hill Mines Ltd.; Bear Creek Mining Corporation 10 2(2) 2(3) 1 Paula Rogers Independent Diversified Royalty Corp. 10 4 N/A N/A George Brack Independent Wheaton Precious Metals; Capstone Mining Corp. 10 2(2) 2(2) N/A John Mansanti Independent Crystal Peak Minerals Inc. 10 N/A 2(2) 1 David Whittle Independent Mountain Province Diamonds Inc. 2(1) 2(2) N/A 1

has no direct or indirect material relationship with the Company. A "material relationship" is in turn defined as a relationship which could, in the view of the Alio Board, be reasonably expected to interfere with such member's independent judgment. The Alio Board's Chair, Paula Rogers, is considered to be "independent" within the meaning of NP 58-201 and section 803 of the NYSE American Company Guide. In addition, George Brack, Stephen Lang, John Mansanti and David Whittle are considered to be "independent" within the meaning of NP 58-201 and section 803 of the NYSE American Company Guide. Mark Backens is not considered to be "independent" within the meaning of NP 58-201 or section 803 of the NYSE American Company Guide as he is or has been in the past three years, executive officers of the Company. As at the date of the Meeting, and upon the election of the directors nominated by management at the Meeting, the Alio Board will be comprised of a majority of independent directors. See "Election of Directors" for further details. The independent directors have the opportunity to hold discussions in the absence of management through their participation in the Compensation, Corporate Governance and Nominating Committee, Audit Committee and Special Committee for Class Action Litigation. In addition, the independent directors may hold ad hoc meetings from time to time as and when appropriate. There were no regularly scheduled meetings of independent directors in the past year; however, the independent directors did meet following every Alio Board meeting during 2019. Board Mandate A copy of the Board Mandate is attached as Schedule "2" to this Schedule "P". The mandate of the Alio Board is to supervise the management of the Company's business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company, and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In supervising the management of the Company's business and affairs, the responsibilities of the Alio Board include: (a) adopting strategic plans and reviewing and, if advisable, approving Alio's strategic planning process and Alio's strategic plan; approving Alio's annual business and capital plans as well as the policies and processes generated by management relating to the authorization of major investments and significant allocations of capital; reviewing management's implementation of Alio's strategic, business and capital plans and, if advisable, approving material amendments to, or variances from, these plans; reviewing reports provided by management of principal risks associated with Alio's business and operations, and the implementation by management of appropriate systems to manage these risks; verifying that internal, financial, non-financial and business controls and management information systems have been established by management; reviewing reports of the Compensation Committee concerning the Company's approach to human source management and executive compensation; reviewing Alio's succession plans for the Chair, the Lead Director (if any), the CEO and other executive officers, including the appointment, training and monitoring of such persons; satisfying itself as to the integrity of the CEO and the other executive officers of the Company and that the CEO and other senior officers are striving to create a culture of integrity; (b) (c) (d) (e) (f) (g) (h) P-11

(i) reviewing reports of the Corporate Governance and Nominating Committee concerning Alio's approach to corporate governance, director independence and compliance with the Company's Code of Business Conduct and Ethics; reviewing and assessing the adequacy of its mandate to ensure compliance with rules and regulations and approving any modifications to the mandate as considered advisable; in conjunction with the CEO, reviewing Alio's Disclosure Policy and, if advisable, approving material changes to the Disclosure Policy; and requiring and overseeing measures for receiving communications from stakeholders, including investors, employees, the communities in which it operates and the governments of those communities and through its CEO or President, receiving and considering responses and other communications. (j) (k) (l) At present, the Alio Board has delegated the day-to-day management of the business and affairs of the Company to the executive officers of the Company. Generally, operations in the ordinary course or that are not in the ordinary course but do not exceed material levels of expenditures or commitment on the part of the Company have been delegated to management. Decisions relating to matters that are not in the ordinary course and involve material expenditures or commitment on the part of the Company require prior approval of the Alio Board. Any responsibility which is not delegated to management or an Alio Board committee remains with the Alio Board. Majority Voting Policy In accordance with good corporate governance practices and procedures, the Alio Board updated its Majority Voting Policy on November 6, 2019. The Majority Voting Policy provides that, at a meeting for the uncontested election of directors (being an election where the number of nominees for director is equal to the number of directors to be elected), each director of the Company must be elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election. If, in an uncontested election of directors, the number of Alio Common shares (“Common Shares”) withheld for a nominee exceeds the number of Common Shares voted for that nominee at the meeting, either in person or by proxy, that director must immediately tender his or her resignation. Promptly after this Meeting, Alio's Corporate Governance and Nominating Committee consider such tendered resignation and recommend to the Alio Board the action to be taken with respect to such tendered resignation. The Alio Board will consider and determine whether to accept or reject the Corporate Governance and Nominating Committee's recommendation within 90 days following the applicable election of directors and the resignation should be accepted absent exceptional circumstances. The Company shall promptly issue a news release with the Alio Board's decision, which must fully state the reasons for that decision. The resignation becomes effective when accepted by the Alio Board. If a resignation is accepted, the Alio Board may, in accordance with applicable law, leave the position vacant, fill the vacancy through the appointment of a director whom the Alio Board considers to merit the confidence of the Alio Shareholders or call a special meeting of Alio Shareholders to consider the election of a nominee recommended by the Alio Board to fill the vacant position. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Corporate Governance and Nominating Committee or the Alio Board at which the resignation is considered. However, the director shall remain active and engaged in all other Alio Board and Alio Board committee activities, deliberations and decisions during this process. A copy of the Company's majority voting policy may be obtained on the Company's website at www.aliogold.com. P-12

Position Descriptions Mark Backens, is the current CEO of Alio, replacing Greg McCunn on March 15, 2019. The role and responsibilities of the CEO are set out in a written position description. The CEO is responsible for the overall management of the business and affairs of Alio, including (i) developing and recommending to the Alio Board a long-term strategy and vision for Alio that is consistent with creating value for Alio Shareholders, (ii) providing leadership and vision and maintaining a high-level of employee morale and motivation and (iii) fostering a corporate culture that promotes integrity and ethical values. In this capacity, the CEO shall establish the strategic and operations priorities of Alio and provide leadership for the effective overall management of Alio. The CEO is directly responsible to the Alio Board for all activities of Alio. Paula Rogers is the current Chair of the Alio Board, replacing Bryan Coates on June 27, 2019. The role and responsibilities of the Alio Board Chair are set out in a written position description. The Alio Board Chair is responsible for Alio Board leadership (including ensuring that there is an effective relationship between the Alio Board and senior management of Alio and ensuring that the directors receive the information required for the proper performance of their duties), strategic leadership (including by preparing, in consultation with the other members of the Alio Board and the CEO, the agenda for each meeting of the Alio Board) and governance leadership (including ensuring that the appropriate committee structure is in place and assisting the Corporate Governance and Nominating Committee in making recommendations for appointments to such committees). The role and responsibilities of the committee chairs of the Alio Board are set out in a written position description. Committee chairs are principally responsible for overseeing the operations and affairs of his or her particular committee, including by providing leadership to foster the effectiveness of the committee, ensuring that there is an effective relationship between the Alio Board and the committee, ensuring that the appropriate mandate for the committee is in effect, assisting the Corporate Governance and Nominating Committee in making recommendations for amendments to the mandate, preparing, in consultation with other members of the committee and the Alio Board, the agenda for each meeting of the committee and ensuring that all committee members receive the information required for the proper performance of their duties. The Alio Board retains the authority and responsibility for the hiring, firing, compensating and monitoring of the CEO and CFO, and such other senior key personnel as the Alio Board from time to time directs. Orientation and Continuing Education As part of an orientation program provided by the Corporate Governance and Nominating Committee, new directors are provided with an Alio Board manual of principles, policies and practice tools for Alio Board governance, and access to a website at www.aliogold.com, public information on the Canadian SEDAR system and restricted access to confidential but relevant corporate data including data on the Company's electronic board portal. New directors meet with the CEO and/or CFO to review the Company's business, operations and finances. An annual Alio Board meeting or strategic planning session may be scheduled at the Company's principal properties. New directors are encouraged to visit the Company's principal properties as soon as possible after election or appointment, accompanied by the senior executives responsible for their operation. All of the individuals who were Directors at the time visited the mining operations at San Francisco during 2017 and Mark Backens visited the San Francisco Mine in 2018. None of the directors have visited the Ana Paula project, except that George Brack visited the Ana Paula project in 2014 when it was owned by Newstrike Capital Inc. Four of the current Directors visited the mining operations at Florida Canyon in July 2018 and Mark Backens also visited the mining operations at Florida Canyon in 2019. Directors receive reports from management and are encouraged to visit the principal properties on an ongoing basis in order to keep themselves abreast of new developments. Directors also circulate amongst themselves information concerning corporate governance, mining industry perspectives (including perspectives from outside advisors), gold prices P-13 and risk management. The Alio Board requests and receives formal training sessions from outside advisors, including Alio's legal counsel from time to time. In addition to the responsibilities assumed by the committees of the Alio Board, it is the continuing obligation of the senior corporate executives to bring to the Alio Board's attention all developing issues, risks, opportunities and proposed regulations that may have an impact on the Company, its business and its operations. Individual directors, with assistance from the Corporate Governance and Nominating Committee, are responsible for maintaining their own education, skills and knowledge at an appropriate level. Certain directors may also be required to have additional responsibilities to maintain their professional standings and competence. Alio Board members are encouraged to attend educational courses or presentations in relation to the Company's projects or the industry within which the Company operates. The costs for such courses may be paid by the Company, as requested, on a case-by-case basis. Ethical Business Conduct The Alio Board has adopted a written Code of Business Conduct and Ethics (the "Code"), which identifies key principles of corporate governance and conduct. This Code is available on the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.aliogold.com, or copies may be obtained directly from the Company. The Alio Board is responsible for monitoring general compliance with the Code. Although the Alio Board is not required to actively monitor the Code, it periodically reviews conduct concerns and has developed internal reporting and review protocols, including for the prompt notification of apparent or real breaches for assessment, investigation and action. The Alio Board recognizes its responsibility to set the tone for proper conduct by its management and employees in carrying on business. A copy of the Code is included with the orientation materials for all directors, officers, management and employees, and is periodically reviewed by the Corporate Governance and Nominating Committee for effectiveness and updating. The Alio Board has also adopted a Whistleblower Policy, to facilitate the reporting of any breaches of the Code or concerns over financial matters, internal controls, corporate or other matters, and a series of corporate governance policies, which include guidelines for confidentiality, corporate disclosure, internet communications, securities trading, anti-corruption, environmental and health and safety matters. As some of the directors of the Company also serve as directors of other companies engaged in similar business activities, the Alio Board must comply with the conflict of interest provisions of the BCBCA as well as applicable securities laws in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest. Any interested director is required to declare the nature and extent of his or her interest and he or she will be excluded from all discussion on the matter and will not be entitled to vote on resolutions of the Alio Board which evoke such a conflict. All such matters involving senior management must be dealt with by the Alio Board regardless of apparent immateriality. Nomination of Directors, Succession Planning and Board Renewal The Compensation, Corporate Governance and Nominating Committee of the Alio Board consists of Stephen Lang (Chair), George Brack and John Mansanti, all of whom are independent directors. The Alio Board has approved a written mandate for the Compensation, Corporate Governance and Nominating Committee, which includes guidance on the role and responsibilities of the committee chair and which includes a requirement that the committee's nomination function be directed by an independent director. P-14

The nomination function is assisted by an Alio Board profile matrix of desirable experience and education that has been prepared by the Alio Board, and, from time to time, by search consultants and industry director registries. All directors are asked to use their best efforts to nominate suitable directors to the Compensation, Corporate Governance and Nominating Committee, with particular reference to those who are considered to be "independent" within the meaning of NP 58-201 and section 803 of the NYSE American Company Guide. The Compensation, Corporate Governance and Nominating Committee's nominating responsibilities include: (a) reviewing and recommending to the Alio Board updates to its constating documents, corporate governance policies, procedures and practices; (b) developing position descriptions; (c) assessing annually and when vacancies arise, qualified persons to be nominated for election or re-election to the Alio Board and the committees of the Alio Board; (d) assisting in the identification, evaluation and selection of key personnel and senior executives; (e) reviewing governance systems; (f) providing orientation programs for new directors and continuing development programs for existing directors; and (g) reviewing annually the functions of corporate governance and nominations, including Alio Board and committee performance. The Compensation, Corporate Governance and Nominating Committee holds formal and informal meetings and the committee had 100% attendance at all formal meetings held in 2019. The Compensation, Corporate Governance and Nominating Committee holds part of each meeting in the absence of members of management and reports promptly to the Alio Board after each of its meetings. It has full authority to engage and compensate such legal, recruitment and other advisors as it deems necessary. It has no authority to delegate any of its responsibilities. The Compensation Corporate Governance and Nominating Committee has full authority to require management to perform studies and furnish any information it requires for the performance of its duties. A core responsibility of the Compensation, Corporate Governance and Nominating Committee is to identify prospective Alio Board members, consistent with Alio Board-approved criteria, and to recommend such individuals as nominees for election to the Alio Board at each annual meeting of shareholders or to fill vacancies on the Alio Board. The Compensation, Corporate Governance and Nominating Committee assesses candidates on their individual qualifications, diversity, experience, expertise, integrity, professionalism and judgement. The Compensation, Corporate Governance and Nominating Committee and the Alio Board do not adhere to any quotas in determining Alio Board membership; however, the Alio Board's formal processes for director succession and recruitment expressly encourages the promotion of diversity. In early 2018, the Alio Board adopted a formal diversity policy (as more fully described below) which provides that the Alio Board will strive to augment the gender diversity of the Alio Board and Alio's executive leadership and maintain an "evergreen list" of diverse candidates for appointment to the Alio Board. P-15

The Compensation, Corporate Governance and Nominating Committee believes that the Alio Board should be comprised of directors with a broad range of experience and expertise and utilizes a skills matrix to identify those areas which are necessary for the Alio Board to carry out its mandate effectively. The following table reflects the diverse skill set requirements of the Alio Board and identifies the specific experience and expertise brought by each individual director nominee, with an emphasis in four chosen areas of expertise. Compensation The Compensation, Corporate Governance and Nominating Committee's compensation responsibilities include: (a) (b) reviewing goals, objectives and policies relevant to director and officer compensation; reviewing strategic plans, goals and budgets related to executive compensation, including annual performance objectives, incentive and equity-based compensation, expenses and perquisites; reviewing processes for executive and director compensation; and (c) P-16 Mark Backens Stephen Lang Paula Rogers George Brack John Mansanti David Whittle Skills and Expertise Accounting, Finance, Tax & Treasury in global operations x x CEO/President x x x x Corporate Governance x x x x x x Human Resources/Compensation x x x x Investment Banking & Mergers & Acquisitions x x x Financing-Debt and Equity Capital Markets x x x x x International Operations, Project Development, Exploration x x x x x Risk Management x x Health, Safety and Environment x x x Latin American Experience x x x x

(d) reviewing annual schedules and budgets, including the time commitments of officers, support personnel, advisors and consultants. The Compensation Corporate Governance and Nominating Committee develops and updates an objective process for determining executive and director compensation, including by retaining independent compensation advisors to provide input on this process. Final deliberations and compensation recommendations of the Compensation Corporate Governance and Nominating Committee are made without executive officers present and final decisions require Alio Board approval. Other Board Committees In addition to the Audit Committee and the Compensation, Corporate Governance and Nominating Committee, Alio also implemented the Special Committee for Class Action Litigation consisting of three directors: David Whittle (Chair), Stephen Lang and John Mansanti, each of whom are independent. The Special Committee for Class Action Litigation was constituted in 2019 and held formal and informal meetings in 2019. The Alio Board has approved a written mandate for the Special Committee for Class Action Litigation. The committee's responsibilities include the review and monitoring of all matters concerning Class Action No. S-194-929 in the Supreme Court of British Columbia between 0116064 B.C. Ltd. and the Company, Mark Backens, Jose Alberto Vizquerra Benavides, George Brack, Bryan Coates, Stephen Lang, Gregory McCunn, Paula Chizuko Rogers, Lynette Gould and Colette Rustad. Assessments The entire Alio Board evaluates the effectiveness of the Alio Board, its committees and individual directors on an annual basis. This evaluation was conducted in 2019 (for 2018) and 2018 (for 2017). To facilitate this evaluation, the Alio Board conducts an annual assessment of its performance, consisting of a review of its charter, the performance of the Alio Board as a whole and the performance of the Alio Board Chair and individual member directors. This annual assessment includes an evaluation of each Alio Board committee. Such annual assessment is provided for in the charter of the Alio Board and of each of the committees of the Alio Board. In addition, in performing its annual compensation assessment, the Compensation Corporate Governance and Nominating Committee also conducts an assessment of the executive officers and directors of Alio and Alio Board committees and their members. Term Limits and Diversity In 2014 the Canadian Securities Administrators introduced "comply or explain" policies requiring companies to either adopt or explain why they have not adopted (a) policies with respect to term limits for directors and (b) policies and targets designed to increase participation by women in board matters and in executive positions. In early 2018, the Alio Board adopted a formal diversity policy which provides that the Alio Board will strive to augment the gender diversity of the Alio Board and Alio's executive leadership and maintain an "evergreen list" of diverse candidates for appointment to the Alio Board. The Diversity Policy was updated in November, 2019. The Alio Board and the Compensation, Corporate Governance and Nominating Committee have historically recognized the valuable contributions made to Alio Board deliberations and the management of Alio by people of different genders, backgrounds and experience. As described above, the Alio Board undertakes annual director assessments and has had ongoing turnover at the board level. Selection is made pursuant to the criteria described above and elsewhere in this Circular (such as merit, skill, qualification and Company need). However, the Alio Board is mindful of the benefits afforded by having diversity in the Company's leadership positions and the need to maximize the effectiveness of the decision-making abilities of the Alio Board and management. P-17

Accordingly, in searches for new directors or officers, as one of several factors used in its search process, the Alio Board considers the level of female representation and diversity within its leadership ranks. The Company currently has 1 female member on its board of 6 (16.7%) and the nominated board will also consist of 1 female member on its board of 6 (16.7%). The Company also has one female officer of 5 officers (20%). The Compensation, Corporate Governance and Nominating Committee annually reviews the composition of the Alio Board, including the age and tenure of individual directors. The Alio Board strives to achieve a balance between the desirability to have a depth of experience from its members and the need for renewal and new perspectives. The Compensation, Corporate Governance and Nominating Committee has determined that the Alio Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time. The Alio Board is committed to nominating the best individuals to fulfill director roles and executive officer positions. The Alio Board believes that diversity is important to ensure that its Board's members and senior management provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management. To this end, the Alio Board has adopted a diversity policy which promotes an open and inclusive workplace and recognizes and embraces the benefits of diversity on the Alio Board. The policy places responsibility on the Compensation, Corporate Governance and Nominating Committee to consider, in the recommendation of new director nominees, the following: (a) the competencies and skills that the Alio Board considers to be necessary, and those competencies and skills that the Alio Board considers each director to possess and the competencies and skills that each new nominee will bring to the boardroom; and (b) as practicable, directors who represent different genders, ages, cultural communities, geographic areas and other characteristics of the communities in which Alio operates. The policy engrains the objective that diversity be considered in determining the optimal composition of the Alio Board and, where possible, that the Alio Board should be balanced appropriately. To that end, to promote the specific objective of gender diversity, the selection process for Alio Board nominees will involve the following steps: (a) a short-list identifying potential candidates for appointment nomination must be compiled and should include at least one female candidate for each available Alio Board seat; and (b) if, at the end of the selection process, no female candidates are selected, the Alio Board must be satisfied that there are objective reasons to support this determination and that it believes it will be able to achieve its overall goal of greater diversity in future periods. On an annual basis, the Compensation, Corporate Governance and Nominating Committee will assess the effectiveness of the Alio Board appointment and nomination process at achieving Alio's diversity objectives and consider and, if advisable, recommend to the Alio Board for adoption, measurable objectives for achieving diversity on the Alio Board. The policy also provides for Alio's recruitment and promotion of individuals in senior management based on performance, ability, merit and potential, with an objective that diversity be considered in connection with the recruitment, promotion and succession planning of members of Alio's senior management. Accordingly, in order to promote the specific objective of gender diversity, Alio will: (a) implement practices which address impediments to gender diversity in the workplace and review their availability and utilization; P-18

(b) (c) regularly review the proportion of women at all levels of Alio; assess the effectiveness of, and continue to expand on, existing initiatives designed to identify, support and develop talented women with leadership potential; and continue to identify new ways to entrench diversity as a cultural priority across Alio. (d) On an annual basis, the Compensation, Corporate Governance and Nominating Committee will assess the effectiveness of the senior management appointment process at achieving Alio's diversity objectives and consider, and if determined advisable, recommend to the Alio Board for adoption measurable objectives for achieving diversity in senior management. INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS As at the date of this Circular, no executive officer, director, employee, former executive officer or director or employee of the Company or any of its subsidiaries has been indebted to the Company or any of its subsidiaries, either in connection with the purchase of securities or otherwise. No director, executive officer or proposed nominee for election as a director of the Company, or an associate of any such director, executive officer or proposed nominee, has been indebted to the Company or any of its subsidiaries or any other entity which indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. MANAGEMENT CONTRACTS The management functions of the Company are substantially performed by the directors, executive officers and management employees of the Company and are not, to any substantial degree, performed by any other person with whom the Company has contracted. INTERESTS OF EXPERTS Each of the authors in the following table is a "qualified person" under NI 43-101 – Standards of Disclosure for Mineral Projects. Each qualified person has prepared or supervised the preparation of the report set opposite such qualified person's name. Such reports contain certain scientific or technical information relating to Alio's San Francisco Project or Ana Paula Project or Florida Canyon Project, as applicable, which information is contained in or incorporated by reference in this Circular. To the knowledge of Alio, other than Thomas Bagan, none of the aforementioned qualified persons received or has received a direct or indirect interest in the property of Alio or of any associate or affiliate of Alio and, as of the date hereof, to Alio's knowledge, Thomas Bagan beneficially owns, directly or indirectly, 33,229 Alio options, in total less than one percent of the securities of Alio. P-19 Report Authors San Francisco Report William J. Lewis, B.Sc., P.Geo., Ing. Alan J. San Martin, MAusIMM(CP), Mani Verma, P.Eng. and Richard M. Gowans, B.Sc., P.Eng. Ana Paula Report Daniel H. Neff, P.E., Art Ibrado, PhD, P.E., Taj Singh, P.Eng., Andrew Kelly, P.Eng., Gordon Zurowski, P.Eng., Pierre DeSautels, P.Geo., Gilberto Dominguez, P.E. and James A. Cremeens, P.E., P.G. Florida Canyon Report Allan V. Moran, C.P.G., Justin Smith, P.E., S.M.E. R.M., Thomas Bagan, P.E., M.B.A., S.M.E. R.M., Timothy Carew, M.Sc., P.Geo., Jeffrey Woods, S.M.E. R.M., Kent Harley, P.E. and Mark Willow, M.Sc., C.E.M., S.M.E R.M.

The independent auditor of Alio is Deloitte LLP. Deloitte LLP is independent of Alio within the meaning of the Rules of Professional Conduct of Chartered Professional Accountants of British Columbia. ADDITIONAL INFORMATION Additional information relating to the Company is on SEDAR at www.sedar.com. This Circular incorporates important business and financial information about Alio from documents that are not included in or delivered with this Circular. Alio Shareholders may contact the Company to request incorporated by reference herein without charge at info@aliogold.com. copies of the documents BY ORDER OF THE BOARD "Paula Rogers" Paula Rogers Chair P-20

SCHEDULE "1" STATEMENT OF EXECUTIVE COMPENSATION Compensation-Related Governance The Company's executive compensation program is administered by the Compensation, Corporate Governance and Nominating Committee of the Alio Board. The responsibilities, powers and operation of the Compensation, Corporate governance and Nominating Committee is described in the Circular under the heading "Corporate Governance". The Compensation, Corporate Governance and Nominating Committee (as of December 31, 2019) is comprised of three independent Alio Board members: Stephen Lang, George Brack and John Mansanti. Mr. Lang serves as the Chair of the Compensation, Corporate governance and nominating Committee. Mr. Lang's 45 years of experience in the mining industry has included membership on and chairmanship of a number of compensation and governance committees, currently including the compensation and governance committees of International Tower Hill Mines Ltd., and Hudbay Mineral Inc. as well as the governance committees of Centerra Gold Inc. and Bear Creek Mining Corp. Mr. Brack's over 30-year career in the mining industry has included membership on a number of compensation, human resource and corporate governance committees including Wheaton Precious Metals Corp., Capstone Mining Corp., Geologix Explorations Inc., Newstrike Capital Inc., Redback Mining Inc., NovaGold Resources Inc. Aurizon Mines Ltd., and Alexco Resource Corp.; the latter two of which Mr. Brack also served as chair Mr. Mansanti's 40 years of experience in the management of mining operations and projects has included membership on compensation related committees including, most recently, the Compensation Committee of Rye Patch Gold Corp. Risk Management Principles and Policies The Compensation, Corporate governance and Nominating Committee and the Alio Board have active roles in risk oversight regarding the Company's compensation policies and practices. They consider all factors related to an executive's performance and regularly assess, as part of their respective deliberations, the risk implications of the Company's compensation policies and practices, including the potential for any inappropriate or excessive risk-taking by its executives in determining compensation. In order for executives to realize the entire potential value from their compensation opportunities, Alio needs to perform well operationally, financially, and in terms of stock price improvement. Performance measurement has both relative and absolute dimensions. The Compensation, corporate Governance and Nominating Committee also anticipates that equity-based awards will be made annually, ensuring that a piece of total executive compensation is always unvested and subject to share price effects. The Compensation Corporate Governance and Nominating Committee believes that the executive compensation program does not motivate unnecessary or excessive risk taking and has not identified any risks from Alio's compensation practices or policies that are likely to have a material adverse effect on the Company. P-21

What We Do/What We Don't Do   65% of senior executive equity awards, by value, are performance-based and at-risk No single-trigger change in control protections  Anti-hedging policy  No loans to directors or executives Anti-Hedging Policy Pursuant to an anti-hedging policy adopted by the Alio Board and updated in November 2019, NEOs and directors of the Company are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars or units of exchange traded funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director. Executive Compensation Fees and All Other Fees The Compensation Corporate Governance and Nominating Committee retains independent advisors as it deems appropriate. In 2019 the Committee did not retain an advisor. In 2018 Alio management retained Meridian Compensation Partners ("Meridian") to assist with executive compensation matters and paid fees of C$14,979 (inclusive of taxes) to Meridian. Director Compensation Alio's policy for director compensation is based on the provision of cash retainers for Alio Board or Alio Board committee service, plus equity-based compensation. Alio's Corporate Governance and Nominating Committee assesses all director compensation arrangements on an ongoing basis. Alio's Board established the following values for cash compensation (unchanged from 2017): In 2019, the director compensation policy was to base director equity-based compensation exclusively on deferred share units (“DSUs”), in the amount of C$61,200 annually. P-22  Compensation Element  Value  Annual Cash Retainer  C$50,000  Board Chair Additional Annual Cash Retainer  C$50,000    Committee Chair Retainers  Audit Committee Compensation, Corporate Governance and Nominating Committee Special Committee for class action litigation  C$12,000  C$10,000  C$7,500  Caps on incentive award payoutsLimited severance payments Practices We EmphasizePractices We Avoid  Greater than 50% of CEO targetNo supplemental executive benefit compensation is performance-based and at-arrangements and very limited executive riskperquisites

Alio also reimburses directors for their travel and other expenses to attend Alio Board and committee meetings. Alio pays director compensation in Canadian dollars. Directors who are also employees of the Company do not receive compensation for their Alio Board service. Deferred Share Unit Program In 2017, Alio's Board approved the Alio Gold Deferred Share Unit Plan. DSUs are notional shares that have the same value as Alio Common Shares. Directors of the Company and other employees as designated by the Compensation, Corporate Governance and Nominating Committee are eligible to receive awards of DSUs. The Alio Gold Deferred Share Unit Plan allows directors to make an advance election to receive all or a portion of their cash retainers as DSUs. DSUs may not be redeemed until a director leaves the Alio Board. At that time, directors redeem their units for a cash payment equal to the value of DSUs redeemed based on the fair market value of Alio's common shares on the date of redemption. In 2019, the DSU awards were made in June. These awards vested on the date of Alio's 2019 annual general meeting. Director Compensation Table The following table discloses the compensation paid to the directors who are not NEOs for the Company's most recently completed financial year. (1) Share-based awards are determined based on the grant date fair value of C$1.02. (2) David Whittle joined the Alio Board on June 27, 2019. (3) Bryan Coates, Jose Vizquerra and Tim Baker resigned from the Alio Board on June 27, 2019. Upon resignation, Messrs. Coates, Vizquerra, and Baker were paid out DSUs valued at C$1.02 each for C$50,085, C$50,085, and C$20,400, respectively. P-23 Name Fees Earned (C$) Share-Based Awards (C$)(1) Option-Based Awards (C$) Non-Equity Incentive Plan Compensation (C$) Pension Value (C$) All Other Compensation (C$) Total (C$) George Brack 58,616 61,200 Nil Nil Nil Nil 119,816 Stephen Lang 55,077 61,200 Nil Nil Nil Nil 116,277 Paula Rogers 81,291 61,200 Nil Nil Nil Nil 142,491 John Mansanti 50,000 61,200 Nil Nil Nil Nil 111,200 David Whittle(2) 35,283 61,200 Nil Nil Nil Nil 96,483 Bryan Coates(3) 99,700 Nil Nil Nil Nil Nil 99,700 Jose Vizquerra(3) 78,614 Nil Nil Nil Nil 12,404 91,018 Tim Baker(3) 45,208 Nil Nil Nil Nil Nil 45,208

Outstanding Share-Based and Option-Based Awards The following table sets out all option-based and share-based awards outstanding for each director who is not a NEO, as of December 31, 2019. (1) David Whittle joined the Alio Board on June 27, 2019. Value Vested or Earned During the Year The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2019. Option-based awards are granted at or above the closing price of the Common Shares on the TSX on the date of grant. Options awarded during and after 2013 vest over three years, vesting on the one-year anniversary of the award date, the two-year anniversary of the award date and the three-year anniversary of the award date. P-24 Name Option-based awards– Value vested during the year Share-based awards – Value vested during the year (C$) Non-equity incentive plan compensation – Value earned during the year George Brack Nil 61,200 Nil Stephen Lang Nil 61,200 Nil Paula Rogers Nil 61,200 Nil John Mansanti Nil 61,200 Nil David Whittle Nil 61,200 Nil Option-based Awards Share-based Awards Name Number of securities underlying unexercised options Option exercise price Option expiration data Value of unexercised in-the-money options Number of shares or units of shares that have not vested Market or payout value of share-based awards that have not vested Market or payout value of vested share-based awards not paid out or distributed (C$) George Brack 20,000 18,000 15,000 20,000 C$7.60 C$7.80 C$2.90 C$3.30 20/05/26 20/06/27 20/11/05 21/05/30 Nil Nil Nil Nil Nil Nil $110,194 Stephen Lang 20,000 15,000 20,000 C$7.60 C$2.90 C$3.30 20/05/26 20/11/05 21/05/30 Nil Nil Nil Nil Nil $110,194 Paula Rogers 20,000 15,000 20,000 C$7.60 C$2.90 C$3.30 20/05/26 20/11/05 21/05/30 Nil Nil Nil Nil Nil $110,194 John Mansanti 22,153 16,176 C$4.06 C$2.71 22/07/17 28/02/12 Nil Nil Nil Nil $80,800 David Whittle (1) Nil Nil Nil Nil Nil Nil $60,600

Executive Compensation Compensation Discussion and Analysis Objectives of the Executive Compensation Program Alio's executive compensation program has four principal objectives: 1. 2. 3. 4. attract, retain and motivate people of the highest quality; align the interests of the senior executives with the Company's shareholders; establish incentives to develop and achieve individual and corporate performance objectives; and reflect the respective duties and responsibilities of the senior executives. Named Executive Officers (NEOs) In 2019, Alio's NEOs were:    Mark Backens – President and Chief Executive Officer (March 2019 to present) Paul Jones – Senior Vice President, Corporate Development (October 2019 to present) Miguel Bonilla – Country Manager, Mexico (March 2017 to present), formerly Vice President Finance Mexico (November 2009 to February 2017) Ian Harcus – Chief Financial Officer (April 2020 to present), formerly Vice President, Finance and acting Chief Financial Officer (August 2018 to April 2020) Greg McCunn – Chief Executive Officer (February 2017 to March 2019) Jason Gregg – Executive Vice President, Human Resources (March 2017 to April 2019) Markus Felderer – Vice President, Corporate Development (April 2018 to September 2019)     Compensation Philosophy and Pay Positioning The Company's executive compensation program is based on a pay-for-performance philosophy. It is designed to encourage, compensate and reward executives on the basis of individual and corporate performance, both in the short and the long-term. The program is intended to provide the Company with maximum flexibility in determining executive compensation. Emphasis is placed on balancing the overall needs and interests of the Company with the needs and interests of the executives. For example, in circumstances where the Company considered it prudent to conserve cash by paying salaries and awarding short-term incentive bonuses in lower amounts than would otherwise be the case, the Company followed this practice. The Company may increase long-term incentives through equity awards to ensure that the recruitment, retention and reward objectives of the compensation program are met. As an executive officer's level of responsibility increases, a greater percentage of total compensation will be at-risk and performance-based, and the mix of total compensation will shift towards short-and long-term incentives tied to performance, thereby aligning the interests of executive officers and shareholders. Governance of the Executive Compensation Program The Compensation, Corporate Governance and Nominating Committee oversees the compensation of the NEOs. Based on its charter and mandate, as revised in November 2019, the Corporate Governance and Nominating Committee's responsibilities include, but are not limited to: P-25

 Reviewing and approving the corporate goals and objectives of the Company with respect to the compensation of the CEO. Evaluating the CEO's performance in light of those goals and objectives and making recommendations to the Alio Board with respect to the CEO's compensation, based on this evaluation. Reviewing the recommendations of the CEO with respect to the compensation of the CEO's direct reports and other Company officers (including the NEOs) and making recommendations to the Alio Board for approval (with or without amendment). Administering and interpreting the Company's share compensation arrangements and its policies with respect to stock option awards and sales of covered shares. Reviewing the Company's executive compensation arrangements periodically (as well as broad-based pension and retirement arrangements) to evaluate whether they are achieving the objectives for which they were designed and administered.     The CEO participates in discussions with respect to NEO compensation, other than for himself, and makes recommendations to the Compensation, Corporate Governance and Nominating Committee and the Alio Board. The CEO does not participate in discussions with respect to his own compensation. Components of Alio's Compensation Program The main components of the Company's compensation program are base salary, short-term incentive opportunity, and long-term incentive opportunity.  Base Salaries: Market-competitive fixed level of compensation, determined based on a number of factors in order to enable the Company to attract, motivate and retain high quality executives who are critical to the Company's long-term success. Base salaries are also the determinant for other forms of compensation, to the extent that these are paid as a percentage of base salary. Salaries are intended to be internally equitable and externally competitive. They are reviewed annually by the Alio Board based on recommendations by the Compensation, Corporate Governance and Nominating Committee.  Alio's Short-Term Incentive Program: At-risk compensation designed to provide incentives for employees and executives linked to corporate and personal objectives, measured over a one-year period but aligned with the Company's five-year strategic timeframe and with the interests of shareholders.  Alio provides long-term incentive (equity) based compensation via a mix of three vehicles: oStock Options: At-risk equity-based pay. Stock options only become valuable to the extent that Alio's share price appreciates subsequent to grant, thereby aligning executive interests with those of shareholders. Stock options are granted under Alio's 2019 stock option plan (“Alio Stock Option Plan”). oPerformance Share Units: At-risk equity-linked pay that must be earned to vest. Performance share units (“PSUs”) are granted under Alio's 2017 Performance and Restricted Share Unit Plan (the "PRSU Plan"). oRestricted Share Units: Equity-linked pay that vests over time. Restricted share units (“RSUs”) are intended to improve alignment of total compensation with the creation of shareholder value while promoting a balanced risk/reward profile. RSUs are granted under Alio's 2017 PRSU Plan. P-26

Alio has no supplemental benefit programs and limited perquisites. The NEOs are eligible to participate in the same health benefit programs that are available to all employees. Executive vice presidents and the CEO receive an additional contribution to their Health Savings Accounts to cover the cost of an annual health exam. Mix of Pay 2019 target compensation mix and at-risk pay for the CEO and other NEOs is shown in the charts below. More than 57% of CEO pay and 48% of other NEO pay, is at-risk and subject to performance if it is to be earned in full: "At-risk" compensation includes the maximum bonus opportunity for each NEO plus the intended grant-date value of stock option and PSU awards based on the targeted pay mix. "Fixed compensation" includes base salaries and the intended grant-date value of RSU awards based on the targeted pay mix. Short-Term Incentive Plan Details Short-term incentive compensation is paid annually based on performance against a series of goals. Each NEO has a maximum Short-Term Incentive Plan (“STIP”) opportunity expressed as a percentage of base salary and allocated between Corporate Objectives (as defined herein) and Personal Targets (as defined herein): P-27  Position  2019 Maximum STIP Opportunity (% of Salary)  Corporate Objective Weighting  Personal Target Weighting  Mark Backens  100%  60%  40%  Paul Jones  50%  25%  25%  Miguel Bonilla  80%  40%  40%  Ian Harcus  30%  15%  15%  Greg McCunn  100%  60%  40%  Jason Gregg  50%  15%  35%  Markus Felderer  30%  15%  15%

The 2019 corporate objectives (the "Corporate Objectives") were divided into objectives related to the Florida Canyon Mine and objectives related to the San Francisco Mine: Florida Canyon Mine Operation San Francisco Mine Operation Each of the NEOs listed above also had a series of key performance indicators as their personal targets (the "Personal Targets") for 2019. The CEO's Personal Targets (assumed by Mr. Backens from Greg McCunn when Mr. Backens replaced Mr. McCunn as CEO in March 2019) included the following: In general, the other NEOs had Personal Targets that aligned with Mr. Backens' template, as well as with the Company's near-term operational and financial objectives. The CEO provides observations on and recommendations for NEO STIP payouts to the Compensation, Corporate Governance and Nominating Committee, which recommends the final payout amounts to the Alio Board for final approval. The Committee evaluates the degree of performance attainment against the performance criteria listed above but may use its business judgment to adjust final payout factors based on an additional evaluation of overall Company performance. Committee and Alio Board decisions with respect to 2019 STIP payouts are discussed under "2019 Compensation Actions" below. P-28  Key Performance Area  Weight  Summary Description  Safety, Health & Environment  10%  Support and expand activities with the HSEC committee of the Board and a Committee review of the HSEC programs at the mine sites  Corporate Development/Growth  30%  Grow the Company through an accretive transaction and strengthen our balance sheet  Share Performance  10%  Maximize shareholder performance relative to our peer group  Balance Sheet  30%  Strengthen balance sheet with sufficient cash for the San Francisco Revitalization Plan  Organic Growth  20%  Increase production through realization of the San Francisco Revitalization Plan  Key Performance Area  Weight  Description  Gold Ounces Produced  33.3%  Target goal: 37,500 ounces  Site Production Costs AISC  33.3%  Target goal: US$1,100 per ounce  Site Safety  33.3%  Target goal: LTFIR of 1.10   100%   Key Performance Area  Weight  Description  Gold Ounces Produced  33.3%  Target goal: 65,000 ounces.  Site Production Costs AISC  33.3%  Target goal: US$1,100 per ounce.  Site Safety  33.3%  Target goal: Less than 3.0 reportable injuries   100%

Long-Term Incentive Plan With input from the CEO, the Compensation Corporate governance and Nominating Committee makes recommendations to the Alio Board on the grants of options and/or share units to directors, officers, and other eligible participants, consistent with the terms and conditions of the Alio Stock Option Plan and the PRSU Plan. These plans are meant to provide the Company with share-related mechanisms to attract, retain and motivate qualified executives and other eligible participants, to provide incentive to such individuals to contribute toward the long-term goals of the Company, and to encourage such individuals to acquire shares of the Company as long-term investments. Individual grants approved by the Alio Board are determined by an assessment of an individual's current and expected future performance, level of responsibility and the importance of the position to the Company. Previous grants of equity-based awards are taken into account when considering new grants. Option Plan Details The number of stock options which may be issued under the Alio Stock Option Plan in the aggregate and to certain individuals is limited under the terms of the Alio Stock Option Plan and cannot be increased without shareholder approval. Existing stock options have up to a five-year term and are exercisable at the price determined by the Alio Board subject to applicable regulatory requirements at the time the options are granted. Generally, directors, officers, employees, or consultants of the Company (or its subsidiaries if any) are eligible to receive stock options. Amendments to the Alio Stock Option Plan may be made by the Alio Board in such manner as the Board, in its sole discretion, determines appropriate. Depending on the nature of an amendment to the Alio Stock Option Plan, shareholder and regulatory approval of the amendment may be required. In addition, no amendment may be made to the Alio Stock Option Plan without the consent of a participant if such amendment would adversely affect the rights of the participant under the Alio Stock Option Plan. See "Particulars of the Option Plan" for a description of the Alio Stock Option Plan. PRSU Plan Details The PRSU Plan is an Alio Board-approved cash-based plan; RSUs and PSUs are notional shares that have the same value as Common Shares. Awards under the PRSU Plan may be settled with cash or with shares purchased on the market in fulfillment of an award obligation. Share unit awards must be settled by the end of the third year following the year in respect of which the share units were awarded. Employees and officers of Alio and/or its subsidiaries or other affiliates are eligible to receive awards under the PRSU Plan. Amendments to the PRSU Plan may be made by the Alio Board in such manner as the Alio Board, in its sole discretion, determines appropriate. No amendment may be made to the PRSU Plan without the consent of a participant if such amendment would adversely affect the rights of the participant under the PRSU Plan. See "Particulars of the Performance and Restricted Share Unit (PRSU) Plan" for a description of the PRSU Plan. 2019 Long-Term Incentive Plan Design In 2017 the Compensation Committee and Alio Board approved a new long-term incentive program design for NEOs and other senior executives. The Alio Board approved the PRSU Plan and began granting long-term incentive compensation through time-vested stock options, time-vested RSUs, and performance-vested PSUs. In 2019 total NEO long-term grant values are generally to be based on percentages of base salary, as follows: P-29

*Mr Greg McCunn and Mr Jason Gregg resigned prior to 2019 LTIP award Details of actual long-term awards made are discussed under "2019 Compensation Actions" below. Performance Share Unit Design Under the initial performance share unit award design, PSUs will be earned at the end of a three-year performance period based on the Company's total shareholder return (“TSR”) performance relative to the TSRs for a performance peer group of other gold-mining companies. The group used in 2019 included the following companies: Resources The Compensation Committee elected to use relative TSR as the PSU performance measure because the value of actual compensation realized by executives will not be determined solely by changes in the share price driven by underlying changes in the price of gold. Instead, Alio's out or under performance relative to other gold companies will determine how many share units actually vest. Strong relative performance may offset share price declines linked to commodity prices, and vice-versa. P-30  Alacer Gold  Alamos Gold  Argonaut Gold  Asanko Gold  Dundee Precious Metals  Fortuna Silver  Gold Resource Corp  Guyana Goldfields  IAMGOLD Corp  Equinox Gold  Mandalay Resources  McEwen Mining  Perseus Mining  Premier Gold Mines  Leagold Mining  Roxgold  SEMAFO  SSR Mining  Teranga Gold  Torex Gold  Executive  Long-Term Incentive Opportunity (% of Salary)  Mark Backens  200%  Paul Jones  150%  Miguel Bonilla  183%  Ian Harcus  130%  Greg McCunn*  NA  Jason Gregg*  NA  Markus Felderer  130%

PSUs will vest at the end of the three-year performance period, based on Alio's percentile ranking compared to peers, as follows: Payouts will be interpolated for any performance ranking that falls between the stated goals above. Severance and Change in Control Protections Each of the NEOs has an employment or change in control agreement with the Company. These agreements generally provide for a severance payment equal to 1 times the NEO's base salary in the event of a termination of employment by the Company without just cause, or by the NEO for "Good Reason". If the termination takes place during the 13-month period beginning one month prior to a change in control of the Company, then severance multiples increase to 1.5 to 2.5 times base salary. Further details of the Company's severance and contractual employment relationships are discussed under "Termination of Employment, Change in Responsibilities and Employment Contracts" below. 2019 NEO Compensation Actions The Compensation Committee took the following actions with respect to NEO compensation for 2019: Base Salaries For 2019, NEO salary rates were as follows: P-31  Executive  2019 Salary  Mark Backens  C$550,000  Paul Jones  C$250,000  Miguel Bonilla  C$240,000  Ian Harcus  C$225,000  Greg McCunn*  C$550,000  Jason Gregg*  C$250,000 3-Year Relative TSR Performance Percentile Rank # of PSUs Earned (% of Target Award) 85th Percentile or Greater 200% 50th Percentile 100% 30th Percentile 50% Below 30th Percentile 0%

*Greg McCunn, Jason Gregg and Markus Felderer resigned during 2019. The Compensation Committee reviewed senior executive base salaries in May 2019. The salary rates for senior executives remained unchanged in 2019 except for Ian Harcus and Markus Felderer. Prior to May 2019, Mr. Harcus and Mr. Felderer were compensated C$185,000 and C$235,000 per annum, respectively. 2019 Short-Term Incentive Plan Payouts In February 2020, the Compensation Corporate Governance and Nominating Committee considered the NEOs' performance against the Corporate Objectives and Personal Targets set forth in the STIP for 2019 and recommended the STIP payouts to the Alio Board, which approved the payouts, as follows: Messrs. McCunn, Gregg and Felderer did not receive a 2019 STIP Award. All percentages are rounded to the nearest percent in the table. It should be noted, the Personal Targets were set for Gregg McCunn and were subsequently assumed by Mark Backens upon assumption of the CEO role in March 2019. Due to a substantial change in strategy away from a growth focus to a profitability and operations focus, many of the criteria were no longer salient but remained unchanged for the purposes of calculating compensation. Whereas, the personal score as evaluated on the assumed criteria by the incoming CEO is zero, this is a function of a shift in focus rendering some of the criteria non-salient and in the view of the Board of Directors of Alio does not reflect the actual performance of Mark Backens in fulfilling the roles and duties of the Chief Executive Officer. The dollar values of these payouts are included in the Summary Compensation Table that follows. P-32  Executive  Corporate Objective Weightin g (% of Salary) (A)  Corporate Objective Performanc e Factor (% of Maximum) (B)  Personal Target Weighti ng (% of Salary) (C)  Personal Target Performanc e Factor (% of Maximum) (D)  Total STIP Payout Factor (% of Salary) (A x B) + (C x D)  STIP Award (Pro-Rated for Hire Date)  Mark Backens  60%  25%  40%  0%   15%  C$61,875  Paul Jones  25%  25%  25%  55%  20%  C$12,500  Miguel Bonilla  42%  25%  41%  23%  20%  C$48,000  Ian Harcus  25%  25%  25%  55%  20%  C$45,000  Markus Felderer*  C$250,000

Long-Term Incentive Awards The Compensation Committee made awards of equity-based compensation to the NEOs in 2019, as follows: Messrs. McCunn and Gregg did not receive a 2019 LTIP award. Mr. Felderer received 2019 LTIP awards but they were forfeited or expired when he left the Company. The stock options will vest in three equal tranches, with the first vesting date falling on the one-year anniversary of the grant date and will expire after five years. The PSUs will be earned and vest based on the design described earlier, following the three-year performance period ending on December 31, 2022. The RSUs will vest in full on the third anniversary of the grant date. The dollar values of these grants are summarized in the Summary Compensation Table below. Performance Graph Alio's 5-year cumulative indexed TSR compared to the S&P/TSX Global Gold Index, and to the broader S&P/TSX Composite, based on the value of C$100 invested as of January 1, 2015 is included in the chart below: P-33  Executive  Stock Options  PSUs  RSUs  Mark Backens  315,000  156,316  182,368  Paul Jones  400,000  Nil  Nil  Miguel Bonilla  97,822  48,543  56,634  Ian Harcus  93,068  46,184  53,882  Markus Felderer  103,406  51,316  59,868

The trend shown in the above graph does not necessarily correspond to the Company's compensation to its NEOs for the period ended December 31, 2019 or for any prior fiscal periods. Compensation decisions made in 2019 were intended to emphasize alignment with shareholders while striking a balance between fixed compensation, at-risk compensation designed to reward short-term operational performance and at-risk compensation designed to align with long-term creation of shareholder value. Executive Compensation Tables Summary Compensation Table The following table discloses a summary of compensation paid to the Company's NEOs for the three most recently completed financial years. compen-P-34 Name and principal position Year Salary (C$) Share-based awards (C$)(1) Option-based awards (C$)(2) Non-equity incentive plan compensation Pension value All other compen-sation (C$) Total sation (C$) Annual incentiv e plans (C$) (3) Long-term incentiv e plans Mark Backens(8)(9) 2019 456,490 345,458 123,665 61,875 N/A N/A 8,525 996,012

compen-P-35 Name and principal position Year Salary (C$) Share-based awards (C$)(1) Option-based awards (C$)(2) Non-equity incentive plan compensation Pension value All other compen-sation (C$) Total sation (C$) Annual incentiv e plans (C$) (3) Long-term incentiv e plans President and Chief Executive Officer 2018 2017 Nil 20,833 100,000 100,000 Nil Nil Nil Nil N/A N/A N/A N/A 50,000 51,904 150,000 172,737 Paul Jones Senior Executive Vice President Corporate Development 2019 2018 2017 62,500 N/A N/A Nil N/A N/A 121,273 N/A N/A 12,500 N/A N/A N/A N/A N/A N/A N/A N/A Nil N/A N/A 196,273 N/A N/A Miguel Bonilla Country Manager Mexico(4) 2019 2018 2017 240,000 240,000 237,000 107,281 156,000 213,444 38,404 111,574 151,335 48,000 55,475 84,591 N/A N/A N/A N/A N/A N/A Nil Nil Nil 433,684 563,049 686,370 Ian Harcus Vice President, Finance (5) 2019 2018 2017 210,909 164,627 141,250 102,067 97,500 133,584 36,537 69,733 94,699 45,000 27,330 40,124 N/A N/A N/A N/A N/A N/A Nil Nil Nil 394,514 359,190 409,657 Greg McCunn(6) Former Chief Executive Officer 2019 2018 2017 137,500 550,000 504,167 Nil 550,000 750,684 Nil 393,368 514,091 Nil 130,000 427,543 N/A N/A N/A N/A N/A N/A Nil Nil Nil 137,500 1,623,368 2,196,485 Jason Gregg(6)(7) Former Executive Vice President, Human Resources 2019 2018 2017 72,917 250,000 208,333 Nil 187,500 256,278 Nil 134,103 168,607 Nil 71,932 97,982 N/A N/A N/A N/A N/A N/A 308,892 Nil Nil 381,809 643,535 731,200

compen-Share-based awards are determined based on the grant date fair value of restricted share units and performance share units. During the year ended December 31, 2019, the weighted average grant date fair value of stock options granted to officers was measured using the Black-Scholes option pricing model, incorporating the following assumptions: (a) risk-free interest rate 1.5%; (b) option life 4.5 years; (c) annual volatility 43.3%; and (d) dividend rate 0%. Includes bonus amounts paid to the NEOs subsequent to the year ended December 31, 2019 in connection with performance during the year ended December 31, 2019. In 2019, the compensation of Mr. Bonilla was paid in C$ and Mexican Peso. Mexican Peso denominated payments have been translated to C$ using the Bank of Canada average rate for fiscal 2019. Mr. Harcus was Vice President, Finance from August 18, 2018, until March 31, 2020. On April 1, 2020, Mr. Harcus was promoted to Chief Financial Officer. During fiscal 2019, Greg McCunn, Jason Gregg and Markus Felderer departed from the Company. Options and share-based awards were forfeited. All other compensation refers to severance payments made during the year. Jason Gregg all other compensation includes termination benefits. During 2018 and 2017, Mr. Backens was awarded DSUs with a fair value of $100,000 during each year for his time as a non-NEO Director. During 2019, 2018, and 2017, Mr. Backens was paid director fees as a non-NEO Director which is included in "All Other Compensation". (1) (2) (3) (4) (5) (6) (7) (8) (9) Incentive Plan Awards Outstanding Share-Based Awards and Option-Based Awards The following table sets out all share-based and option-based awards outstanding for each NEO at December 31, 2019. P-36 Name and principal position Year Salary (C$) Share-based awards (C$)(1) Option-based awards (C$)(2) Non-equity incentive plan compensation Pension value All other compen-sation (C$) Total sation (C$) Annual incentiv e plans (C$) (3) Long-term incentiv e plans Markus Felderer(6) Former Vice President, Corporate Development 2019 2018 2017 175,631 176,250 N/A 113,408 152,749 N/A 40,597 146,171 N/A Nil 26,156 N/A N/A N/A N/A N/A N/A N/A Nil Nil N/A 329,635 501,326 N/A

Nil Nil Nil Nil (1) Value determined using the December 31, 2019 Alio Share price of C$1.01. (2) Messrs. McCunn, Gregg and Felderer departed from the Company during 2019 and forfeited all options and share-based awards. (3) Mr. Harcus was the Vice President, Finance from August 18, 2018 to March 31, 2020. On April 1, 2020, Mr. Harcus was promoted to Chief Financial Officer. P-37 Option-based Awards Share-based Awards Name(2) Number of securities underlying unexercised options (#) Option exercise price (C$) Option expiration date Value of unexercised in-the-money options (C$)(1) Number of shares or units of shares that have not vested (#) Market or payout value of share-based awards that have not vested (C$)(1) Market or payout value of vested share-based awards not paid out or distributed (C$)(1) Mark Backens President and Chief Executive Officer 20,000 15,000 80,000 31,500 20,000 315,000 7.60 2.90 2.50 9.60 3.30 1.00 20/05/26 20/11/05 20/11/05 21/05/20 21/05/30 22/06/27 Nil Nil Nil Nil 338,684 342,071 Nil Paul Jones Senior Executive Vice President Corporate Development 400,000 0.78 24/11/19 Nil Nil Nil Nil Miguel Bonilla Country Manager Mexico 20,000 15,000 49,700 77,228 97,822 7.50 3.30 5.32 3.30 1.00 20/05/07 21/05/30 22/09/13 23/02/26 24/06/27 Nil Nil Nil Nil 181,849 144,948 Nil Ian Harcus Vice President, Finance (3) 7,500 10,000 31,100 48,267 93,068 2.90 3.30 5.32 3.30 1.00 20/11/05 21/05/30 22/09/13 23/02/26 24/06/27 Nil Nil Nil Nil 148,012 125,279 Nil

Value Vested or Earned During the Year Pension Plan Benefits The Company does not provide a pension plan for directors or executives. Termination and Change in Control Benefits Mark Backens – Chief Executive Officer The Company entered into an employment agreement with Mark Backens dated March 4, 2019, pursuant to which Mr. Backens agreed to act as CEO of the Company and to perform such duties as are regularly and customarily performed by the CEO of a public company, including, without limitation, the role of the CEO pursuant to the position description adopted by the Alio Board. Pursuant to the terms of the agreement, Mr. Backens is paid a salary of C$45,833 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and equity grants at the discretion of the Alio Board, and participation in the Company's employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Mr. Backens for reasonable expenses incurred by Mr. Backens for travel and other expenses actually and properly incurred by Mr. Backens in connection with providing the services under the agreement. The term of Mr. Backens' engagement commenced on March 4, 2019 and is indefinite. The Company may terminate the employment agreement immediately for just cause. The Company may also terminate the employment agreement at any time for other than just cause and will pay Mr. Backens severance equal to 12 months' salary plus benefit continuation for 12 months for termination for other than just cause. Mr. Backens may terminate the employment agreement for "Good Reason" as that term is defined in the employment agreement. If the Company fails to cure the event constituting Good Reason within 60 days of notification by Mr. P-38 Name Option-based awards – Value vested during the year Share-based awards – Value vested during the year Non-equity incentive plan compensation – Value earned during the year Mark Backens President and Chief Executive Officer Nil Nil C$61,875 Paul Jones Senior Executive Vice President Corporate Development Nil Nil C$12,500 Miguel Bonilla Country Manager Mexico(4) Nil Nil C$48,000 Ian Harcus Vice President, Finance (5) Nil Nil C$45,000 Greg McCunn Former Chief Executive Officer Nil Nil C$Nil Jason Gregg Former Executive Vice President, Human Resources Nil Nil C$Nil Markus Felderer Former Vice President, Corporate Development Nil Nil C$Nil

Backens, the Company will pay Mr. Backens severance equal to 12 months' salary plus benefit continuation for 12 months. If a Change of Control Event occurs and Mr. Backens' employment is terminated for other than just cause during the 13 month period beginning one month before the date the Change of Control Event occurs and ending one year later on the first anniversary of the Change of Control Event (the "Change of Control Period") or Mr. Backens terminates his employment for Good Reason during the Change of Control Period, the Company will pay Mr. Backens severance equal to 24 months' salary and an amount equal to two times the Short Term Compensation of 100% of salary plus benefit continuation for 24 months. "Change of Control Event" has the meaning set forth in the employment agreement, and includes: i) a merger, amalgamation, arrangement or consolidation or any other corporate reorganization or other business combination if more than 50% of the combined voting power of the continuing or surviving entity's securities are owned by persons who were not shareholders prior to such business combination; ii) the exercise of voting power of all or any shares of the Company so as to result in the election of a majority of directors of the Company who were not incumbent directors; iii) a tender offer, takeover bid or other offer which results in the ownership by the offeror(s) of more than 50% of the shares of the Company; or iv) the sale, transfer or disposition by the Company of all or substantially all of its assets. Assuming a Change of Control Event had occurred on subsequent to December 31, 2019, estimated payments under this agreement would be $2,200,000. The applicable change of control provisions for Mr. Backens are "double-trigger" because they require a Change of Control Event and the termination or resignation for Good Reason of Mr. Backens. Paul Jones - Senior Vice President Corporate Development The Company entered into an employment agreement with Paul Jones dated October 1, 2019, pursuant to which Mr. Jones agreed to act as Senior Vice President Corporate Development of the Company and to perform such duties as are regularly and customarily performed by the as Senior Vice President Corporate Development of a public company. Pursuant to the terms of the agreement, Mr. Jones is paid a salary of C$20,833 per month for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and equity grants at the discretion of the Alio Board, and participation in the Company's employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Mr. Jones for reasonable expenses incurred by Mr. Jones for travel and other expenses actually and properly incurred by Mr. Jones in connection with providing the services under the agreement. The term of Mr. Jones' engagement commenced on October 1, 2019 and is indefinite. The Company may terminate the employment agreement immediately for just cause. The Company may also terminate the employment agreement at any time for other than just cause and will pay Mr. Jones severance equal to 12 months salary plus benefit continuation for 12 months for termination for other than just cause. Mr. Jones may terminate the employment agreement for "Good Reason" as that term is defined in the employment agreement. If the Company fails to cure the event constituting Good Reason within 30 days of notification by Mr. Jones, the Company will pay Mr. Jones severance equal to 12 months' salary plus benefit continuation for 12 months. If a Change of Control Event occurs and Mr. Jones' employment is terminated for other than just cause during the 13 month period beginning one month before the date the Change of Control Event occurs and ending one year later on the first anniversary of the Change of Control Event (the "Change of Control Period") or Mr. Jones terminates his employment for Good Reason during the Change of Control Period, the Company will pay Mr. Jones severance equal to 18 months' salary and an amount equal to one and a half times the Short Term Compensation of 50% of salary. "Change of Control Event" has the meaning set forth in the employment agreement, and includes: i) a merger, amalgamation, arrangement or consolidation or any other corporate reorganization or other business combination if more than 50% of the combined voting power of the continuing or surviving entity's securities are owned by persons who were not shareholders prior to such business combination; ii) the exercise of voting power of all or P-39 any shares of the Company so as to result in the election of a majority of directors of the Company who were not incumbent directors; iii) a tender offer, takeover bid or other offer which results in the ownership by the offeror(s) of more than 50% of the shares of the Company; or iv) the sale, transfer or disposition by the Company of all or substantially all of its assets. Assuming a Change of Control Event had occurred on subsequent to December 31, 2019, estimated payments under this agreement would be C$562,500. The applicable change of control provisions for Mr. Jones are "double-trigger" because they require a Change of Control Event and the termination or resignation for Good Reason of Mr. Backens. Miguel Bonilla – Country Manager, Mexico The Company entered into an updated employment agreement with Miguel Bonilla ("Mr. Bonilla") dated January 1, 2014. Pursuant to the terms of the agreement, Mr. Bonilla is paid a salary of C$240,000 annually for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and equity or other long-term incentive grants at the discretion of the Alio Board and participation in the Company's employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Mr. Bonilla for reasonable expenses incurred by Mr. Bonilla for travel and other expenses actually and properly incurred by Mr. Bonilla in connection with providing the services under the agreement. The term of Mr. Bonilla's engagement is indefinite. If Mr. Bonilla's engagement is terminated by the Company without cause or by Mr. Bonilla for "good reason" as that term is defined in the agreement, he is entitled to receive two times his base salary plus an amount equal to 50% of his annual base salary. If Mr. Bonilla's engagement is terminated by the Company without cause or for good reason by Mr. Bonilla, during the 13 month period beginning one month prior to the date a Change of Control Event occurs, he is entitled to receive a termination payment equal to two times his base salary plus an amount equal to 50% of his base salary. "Change of Control Event" includes: (i) an acquisition, directly or indirectly, of voting shares of the Company by any person or group of persons acting in concert (other than an approved holder) such that such person or group of persons are able for the first time to affect materially the control of the company, (ii) a merger, amalgamation, or consolidation of the Company with or into another entity resulting in 50% of the combined voting power of the continuing entity's securities being owned by persons who were not shareholders of the Company immediately prior to such merger, amalgamation, arrangement or consolidation, (iii) the exercise of the voting power of all or any shares of the Company so as to cause or result in the election of a majority of directors of the Company who were not directors of the Company prior to such election, (iv) a tender offer, an exchange offer, a take-over bid or any other offer or bid by an entity, person or group (other than the Company, a subsidiary or an approved holder) which results in the ownership by such entity person or group acting in concert of more than 50% of the issued and outstanding voting shares of the Company, or (v) the sale, transfer or disposition by the Company of all or substantially all of the assets of the Company. Assuming a Change of Control Event had occurred on December 31, 2018, estimated payments under this agreement would be C$600,000. Ian Harcus – Chief Financial Officer The Company entered into an employment agreement with Ian Harcus ("Mr. Harcus") dated May 4, 2015, as amended. Pursuant to the terms of the amended agreement, Mr. Harcus is paid a salary of C$225,000 annually for services provided under the agreement and is entitled to certain benefits, including, among other things, eligibility for cash bonuses and equity or other long-term incentive grants at the discretion of the Alio Board, and participation in the Company's employee health and insurance benefit plans provided by the Company to its senior officers, as applicable. The Company is required to reimburse Mr. Harcus for reasonable expenses incurred by Mr. Harcus for travel and other expenses actually and properly incurred by Mr. Harcus in connection with providing the services under the agreement. P-40

The term of Mr. Harcus' engagement commenced on May 4, 2015 and is indefinite. The Company may terminate the employment agreement immediately for just cause. The Company may also terminate the employment agreement at any time for other than just cause and will pay Mr. Harcus severance equal to 12 months' salary for termination plus benefit continuation for 12 months for other than just cause. Mr. Harcus may terminate the employment agreement for "Good Reason" as that term is defined in the employment agreement. If the Company fails to cure the event constituting Good Reason within 60 days of notification by Mr. Harcus, the Company will pay Mr. Harcus severance equal to 12 months' salary plus benefit continuation for 12 months. If a Change of Control Event occurs and Mr. Harcus' employment is terminated for other than just cause during the Change of Control Period or Mr. Harcus terminates his employment for Good Reason during the Change of Control Period, the Company will pay Mr. Harcus severance equal to 18 months' salary and an amount equal to one and one half times the Short Term Compensation of 50% of salary plus benefit continuation for 12 months. "Change of Control Event" has the meaning set forth in the employment agreement, and includes: i) a merger, amalgamation, arrangement or consolidation or any other corporate reorganization or other business combination if more than 50% of the combined voting power of the continuing or surviving entity's securities are owned by persons who were not shareholders prior to such business combination; ii) the exercise of voting power of all or any shares of the Company so as to result in the election of a majority of directors of the Company who were not incumbent directors; iii) a tender offer, takeover bid or other offer which results in the ownership by the offeror(s) of more than 50% of the shares of the Company; or iv) the sale, transfer or disposition by the Company of all or substantially all of its assets. Assuming a Change of Control Event had occurred on December 31, 2018, estimated payments under this agreement would be C$506,250. The applicable change of control provisions for Mr. Harcus are "double-trigger" because they require a Change of Control Event and the termination or resignation for Good Reason of Mr. Harcus. Greg McCunn – Chief Executive Officer Greg McCunn departed from the Company in 2019. No severance or Change of Control payments were made or are required in future periods. No payments related to RSUs or PSUs were paid, and all units were forfeited. Jason Gregg – EVP, Human Resources Subsequent to December 31, 2018, Jason Gregg departed from the Company. A severance of C$308,892 was paid, which included payments related to RSUs and PSUs of C$19,141, all remaining units were forfeited. No further severance or Change of Control payments are required in future periods. Markus Felderer – Vice President, Corporate Development Markus Felderer from the Company in 2019. No severance or Change of Control payments were made or are required in future periods. No payments related to RSUs or PSUs were paid, and all units were forfeited. Securities Authorized for Issuance Under Equity Compensation Plans The only shareholder-approved equity compensation plan the Company has in place is the Alio Stock Option Plan, which was previously approved by the shareholders on June 27, 2019. The following table sets forth details of options outstanding under the Alio Stock Option Plan as at December 31, 2019: P-41

equity compensation securities reflected in (1) The Alio Stock Option Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding Common Shares of the Company (subject to standard anti-dilution adjustments). As the number of issued and outstanding Common Shares of the Company increases, the number of shares available under the Alio Stock Option Plan automatically increases proportionately. If a stock option is exercised, expires or otherwise terminates for any reason, the number of Common Shares reserved for issuance under that exercised, expired or terminated stock option shall again be available for the purposes of the Alio Stock Option Plan. As of December 31, 2019, there were 85,993,871 Common Shares issued and outstanding. Particulars of the Option Plan The following is a summary of the principal terms of the Alio Stock Option Plan: The purpose of the Alio Stock Option Plan is to provide incentives to attract, retain and motivate the Company's directors, officers, employees, and other eligible persons whose contributions are important to the future success of the Company. Under the Alio Stock Option Plan, options may be granted to: (i) full-time employees or part-time employees of the Company or any of its subsidiaries working not less than 20 hours per week; (ii) consultants of the Company or any of its subsidiaries; (iii) a director of the Company or any of its subsidiaries. The total number of Common Shares which may be reserved and available for issuance under the Alio Stock Option Plan, together with any securities of the Company under any other security-based compensation arrangements, may not exceed 10% of the issued and outstanding Common Shares of the Company from time to time. Based on the 85,993,371 Common Shares issued and outstanding as at December 31, 2019, the Company may reserve up to 8,599,337 Common Shares for issuance pursuant to the Alio Stock Option Plan. As at December 31, 2019, the Company had outstanding options to purchase 3,194,790 Common Shares representing approximately 3.7% of the Company's issued and outstanding Common Shares. As at December 31, 2019, 5,404,547 Common Shares, or approximately 6.3% of the Company's issued and outstanding shares were available to be reserved for issuance pursuant to the Alio Stock Option Plan. As at April 17, 2020, the Company had outstanding options to purchase 5,386,511 Common Shares (representing approximately 6.3% of our issued and outstanding Common Shares as at April 17, 2020). As at P-42 Number of securities to be issued upon exercise of outstanding options, warrants and rights Weighted-average exercise price of outstanding options, warrants and rights Number of securities remaining available for future issuance under plans (excluding column (a))(1) Plan Category (a) (b) (c) Equity compensation plans approved by securityholders 3,194,790 C$3.67 5,404,547 Equity compensation plans not approved by securityholders Nil Nil Nil Total 3,194,790 C$3.67 5,404,547

April 17, 2020, 599,337 Common Shares, or approximately 10% of the Company's issued and outstanding Common Shares as at April 17, 2020, were available to be reserved for issuance pursuant to the Alio Stock Option Plan. The exercise price of options granted pursuant to the Alio Stock Option Plan is determined by the Compensation, Corporate Governance and Nominating Committee at the time of grant and may not be less than the Market Price (defined in the Alio Stock Option Plan to be the closing price of the Common Shares on the TSX for the last market trading day prior to the date of grant of the option) of the Common Shares, provided, however, that in the case of an incentive stock option granted to a U.S. participant who directly or indirectly controls over 10% of the voting rights attached to the Company's Common Shares, the exercise price shall be no less than 110% of the Market Price on the date of grant. No option shall be granted to any director of the Company who is neither an employee or officer of the Company nor a service provider of the Company (other than in the capacity of a director) (a "Non-Employee Director") if such a grant would, at the time of the grant result in: (i) the aggregate number of Common Shares reserved for issuance to all Non-Employee Directors under the Alio Stock Option Plan exceeding 1% of the then issued and outstanding Common Shares of the Company; (ii) the aggregate value of options granted to the Non-Employee Director during the Company's fiscal year exceeding $100,000; or (iii) the aggregate value of options and, in the case of security based compensation arrangements of the Company that do not provide for the granting of options ("Full Value Awards"), the grant date value of Common Shares granted to the Non-Employee Director during the Company's fiscal year exceeding $150,000, provided that any Full Value Award elected to be received by a Non-Employee Director, in the Non-Employee Director's discretion, in place of the same value of foregone cash compensation from the Company, shall not be counted toward the foregoing $150,000 limit and provided further that this shall not apply to one-time initial grants to new directors who would be a Non-Employee Director upon joining the Board as compensation for serving on the Board. There are no restrictions on the number of Common Shares that can be issued to any one person in any 12-month period nor are there any restrictions on the number of Common Shares that may be purchased by employees and consultants conducting investor relations activities. The number of Common Shares issued to Insiders (as defined in the Alio Stock Option Plan) in any 12 month period and issuable at any time under the Alio Stock Option Plan, together with any securities of the Company under any other security-based compensation arrangements, must equal less than 10% of the issued and outstanding Common Shares. The Alio Stock Option Plan provides that, subject to certain exceptions, options granted to U.S. participants will be non-qualified stock options within the meaning of applicable U.S. legislation and will be entitled to preferential tax treatment. However, the Compensation Committee, in its discretion, at the time of the grant of options may designate an option as an incentive stock option. Pursuant to the terms of the Alio Stock Option Plan, options may be granted for a term not exceeding five years. Options are non-assignable and non-transferable, otherwise than by will or by the operation of law as stated in the Alio Stock Option Plan. The Compensation, Corporate Governance and Nominating Committee has complete discretion to establish or modify vesting provisions for each option granted, provided, however, that all options must vest in stages over a period of at least 18 months. In the circumstance where the end of the term of an option falls within, or within ten business days after the end of, a "black out" or similar period imposed under any insider trading policy or similar policy of the Company (but not, for greater certainty, a restrictive period resulting from the Company or its Insiders being the subject of a cease trade order of a securities regulatory authority), then the end of the term of such option shall be the tenth business day after the end of such black out period, provided that such extension shall not apply to any U.S. participant under the Alio Stock Option Plan if it would cause adverse tax consequences under applicable U.S. legislation. Under the terms of the Alio Stock Option Plan, upon termination of the participant, options are only exercisable to the extent that such options would have been vested. Where a participant is terminated for any reason other than death or disability, options may be exercised no later than 30 days after the termination date (but in any event P-43 no later than the expiry date), and in the case of termination by reason of death or disability, no later than 12 months following the date of death or disability (but in any event no later than the expiry date), by the legal representative(s) of the estate of the participant. The Company does not have a formal policy for providing financial assistance to participants to facilitate the purchase of securities under the Alio Stock Option Plan. The Alio Board may terminate or amend the Alio Stock Option Plan at any time without shareholder approval to: (i) (ii) (iii) (iv) make formal minor or technical modifications; to correct any defect, supply any omission, or reconcile any inconsistency; to change the vesting provisions of an option; to change the termination provisions of the option or the Alio Stock Option Plan which does not entail an extension beyond the original expiry date; and to add or modify a cashless exercise feature; (v) provided however, that no amendment may be made without the consent of an adversely affected participant, and shareholder approval must be obtained in accordance with the requirements of the Alio Stock Option Plan for any amendments to: (i) increase the number of Common Shares issuable under options granted pursuant to the Alio Stock Option Plan; change the persons who qualify as eligible persons under the Alio Stock Option Plan; reduce the exercise price of an option; cancel and re-issue an option; extend the term of an option to an Insider or extend the expiry date beyond the original expiry date; make options transferable or assignable other than by will or operation of law; change the level of Insider participation under the Alio Stock Option Plan; change the level of Non-Employee Director limits under the Alio Stock Option Plan; add or change provisions relating to any form of financial assistance provided by the Company to participants that would facilitate the purchase of securities under the Alio Stock Option Pan; or change the amendment provisions of the Alio Stock Option Plan. (ii) (iii) (iv) (v) (vi) (vii) (viii) (ix) (x) A cashless exercise is permitted under the Alio Stock Option Plan at the election of a participant in which case the Company will issue to the participant a number of Common Shares computed using the following formula: X = Y(A-B) A Where: X = The number of Common Shares to be issued to the participant Y = The number of vested unissued option shares (at the date of exercise) A = The Market Price of one Common Share (at the date of exercise) B = The exercise price A summary of the stock options awarded to NEOs for the year ended December 31, 2019 is set out above under "Summary Compensation Table". The Alio Stock Option Plan are intended to provide the Company with the ability to issue options to provide the employees, officers, directors and consultants of the Company and its affiliates with long-term equity based performance incentives, which are a key component of the Company's compensation strategy. The Board has P-44 delegated responsibility for the Alio Stock Option Plan to the Compensation Corporate governance and Nominating Committee. The Company believes it is important to align the interests of management and employees with shareholder interests and to link performance compensation to enhancement of shareholder value. This is accomplished through the use of options whose value over time is dependent on market value of the Common Shares. Particulars of the Performance and Restricted Share Unit (PRSU) Plan The following is a summary of the principal terms of the PRSU Plan: The Company adopted the PRSU Plan on September 12, 2017 pursuant to which the Board may, from time to time, determine those eligible employees and officers of the Company who will receive grant of RSUs and/or PSUs (PSUs, together with RSUs, are collectively referred to as Share Units). Share Units are notional shares that have the same value as Common Shares. No Common Shares are issuable pursuant to the PRSU Plan. The purposes of the PRSU Plan are to: (i) ensure that interests of key persons are aligned with the success of the Corporation; (ii) provide compensation opportunities to attract, retain and motivate key employees of the Corporation and its subsidiaries; (iii) create an ownership mentality among key employees; and (iv) mitigate excessive risk taking by Corporation employees. Subject to the Compensation, Corporate Governance and Nominating Committee reporting to the Board on all matters relating to the PRSU Plan and obtaining approval of the Board for those matters required by the Committee's mandate, the PRSU Plan is administered by the Compensation, Corporate Governance and Nominating Committee which has the sole and absolute discretion to: (i) grant Share Units to eligible employees; (ii) interpret and administer the PRSU Plan; (iii) establish, amend and rescind any rules and regulations relating to the PRSU Plan; (iv) establish conditions to the vesting of Share Units; (v) set, waive and amend performance targets; (vi) determine the manner of settlement of vested Share Units; and (vii) make any other determinations that the Compensation, Corporate Governance and Nominating Committee deems necessary or desirable for the administration of the PRSU Plan. The Compensation Committee may correct any defect or supply any omission or reconcile any inconsistency in the PRSU Plan, in the manner and to the extent the Compensation Committee deems, in its sole and absolute discretion, necessary or desirable. Each Share Unit granted to a Participant under the PRSU Plan will be credited to the Participant's share unit account. From time to time, a Participant's share unit account will be credited with dividend share units in the form of additional Share Units, in respect of outstanding PSUs or RSUs, as applicable, on each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Dividend Share Units are not paid out until the underlying vested RSU or PSU, as applicable, is paid out. Each Share Unit will vest on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the PRSU Plan or is determined by the Compensation Corporate Governance and Nominating Committee, conditional on the satisfaction of any additional vesting conditions established by that committee. The number of PSUs that vest on a vesting date will be the number of PSUs (and dividend PSUs) scheduled to vest on such vesting date multiplied by the applicable adjustment factor set out and defined in the relevant grant agreement. The adjustment factor will be determined based on the Company's performance, as described in the applicable grant agreement. Vested Share Units are redeemed on a date selected by the Company within a specified period of each award's vesting date. The redemption date may not be later than December 31 of the third year following the year in respect of which the Share Unit is awarded. The Board may amend, suspend or terminate the PRSU Plan, or any portion thereof, at any time, in accordance with applicable legislation, and subject to any required regulatory or shareholder approval. No amendment, P-45 suspension or termination may materially adversely affect any Share Units, or any rights pursuant thereto, granted previously to any participant without the consent of that participant. The Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended, provided that, where such amendment or modification is adverse to the holder, the consent of the holder is required to effect such amendment or modification. P-46

SCHEDULE "2" BOARD MANDATE 1.Purpose The members of the Board of Directors (the "Board") have the duty to supervise the management of the business and affairs of Alio Gold, Inc. (the "Company"). The Board, directly and through its committees and the chair of the Board (the "Chair"), shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company. 2. Duties and Responsibilities The Board shall have the specific duties and responsibilities outlined below. Strategic Planning (a) Strategic Plans The Board will adopt a strategic plan for the Company. At least annually, the Board shall review and, if advisable, approve the Company's strategic planning process and the Company's annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management's assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products. (b) Business and Capital Plans At least annually, the Board shall review and, if advisable, approve the Company's annual business and capital plans as well as policies and processes generated by management relating to the authorization of major investments and significant allocation of capital. (c) Monitoring At least annually, the Board shall review management's implementation of the Company's strategic, business and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans. Risk Management (d) General At least annually, the Board shall review reports provided by management of principal risks associated with the Company's business and operations, review the implementation by management of appropriate systems to manage these risks, and review reports by management relating to the operation of, and any material deficiencies in, these systems. (e) Verification of Controls The Board shall verify that internal, financial, non-financial and business control and management information systems have been established by management. Human Resource Management (f) General At least annually, the Board shall review a report of the Compensation Committee concerning the Company's approach to human resource management and executive compensation. P-47

(g) Succession Review At least annually, the Board shall review the succession plans of the Company for the Chair, the Lead Director (if any), the Chief Executive Officer and other executive officers, including the appointment, training and monitoring of such persons. (h) Integrity of Senior Management The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers of the Company and that the Chief Executive Officer and other senior officers strive to create a culture of integrity through honest and ethical conduct throughout the Company. Corporate Governance (i) General At least annually, the Board shall review a report of the Corporate Governance and Nominating Committee concerning the Company's approach to corporate governance. (j) Director Independence At least annually, the Board shall review a report of the Corporate Governance and Nominating Committee that evaluates the director independence standards established by the Board and the Board's ability to act independently from management in fulfilling its duties. (k) Ethics Reporting The Board has adopted a written Code of Business Conduct and Ethics (the "Code") applicable to directors, officers and employees of the Company. At least annually, the Board shall review the report of the Corporate Governance and Nominating Committee relating to compliance with, or material deficiencies from, the Code and approve changes it considers appropriate. The Board shall review reports from the Corporate Governance and Nominating Committee concerning investigations and any resolutions of complaints received under the Code. (l) Board of Directors Mandate Review At least annually, the Board shall review and assess the adequacy of its Mandate to ensure compliance with any rules of regulations promulgated by any regulatory body and approve any modifications to this Mandate as considered advisable. Communications (m) General The Board has adopted a Disclosure Policy for the Company. At least annually, the Board, in conjunction with the Chief Executive Officer, shall review the Company's overall Disclosure Policy, including measures for receiving feedback from the Company's stakeholders, and management's compliance with such policy. The Board shall, if advisable, approve material changes to the Company's Disclosure Policy. (n) Stakeholders The Company endeavors to keep its internal and external stakeholder groups informed of its progress through an annual report, annual information form, quarterly interim reports and periodic press releases. Directors and management meet with the Company's shareholders at the annual meeting and are available to respond to questions at that time. P-48

3. Composition General The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; quorum requirements; meeting procedures and notices of meetings are required by the Business Corporations Act (British Columbia) (the "BCBCA"), the Securities Act (British Columbia) (the "Act") and the articles of the Company, subject to any exemptions or relief that may be granted from such requirements. Each director must have an understanding of the Company's principal operational and financial objectives, plans and strategies, and financial position and performance. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with, or be incompatible with, Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise the chair of the Corporate Governance and Nominating Committee. Overboarding The board and nominating committee should consider the potential implications of over-boarding and corporate governance implications. Considerations for discussion, based on Glass Lewis and Institutional Shareholder Services Inc ("ISS") which address investor expectations, are non-executive board members of other boards – no more than 4* (ISS) and 5 (Glass Lewis) public company boards in total, and for Directors who are CEO's who sit on other public company boards, no more than 2* public company boards in total. The Board, at its discretion, may conclude that any Director with board involvement in excess of these considerations, can remain on the board if they consistently meet the Board requirements of participation and attendance. Additionally, the Board will take into account, such Director's contributions to the board, including specialized knowledge of the company's industry, strategy or key markets, the diversity of skill, perspective and background they provide and other relevant factors. * ISS' current over-boarding policy is a director serving on more than 2 and 4 public company boards for CEOs and non-CEOs respectively, plus attendance of greater than 75%. In 2019, ISS' over-boarding policy will no longer comprise of the double trigger before issuing a "withhold" recommendation. To compensate for this change, ISS will increase the number of directorships from 2 and 4, to 3 and 5 public boards for CEOs and non-CEOs respectively. Independence A majority of the Board must be independent. "Independent" shall have the meaning, as the context requires, given to it in National Policy 58-201 Corporate Governance Guidelines, as may be amended from time to time. Chair of the Board The Chair of the Board shall be an independent director, unless the Board determines that it is inappropriate to require the Chair to be independent. If the Board determines that it would be inappropriate to require the Chair of the Board to be independent, then the independent directors shall select from among their number a director who will act as "Lead Director" and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Chair, if independent, or the Lead Director if the Chair is not independent, shall act as the effective leader of the Board and ensure that the Board's agenda will enable it to successfully carry out its duties. P-49

4. Committees of the Board The Board has established the following committees: the Compensation Committee, the Audit Committee and the Corporate Governance and Nominating Committee and the Health, Safety, Environment and Corporate Social Responsibility Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee. Committee Mandates The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed by the Corporate Governance and Nominating Committee and any suggested amendments brought to the Board for consideration and approval. Delegation to Committees The Board has delegated to the applicable committee those duties and responsibilities set out in each Board committee's mandate. Consideration of Committee Recommendations As required by applicable law, by applicable committee Mandate or as the Board may consider advisable, the Board shall consider for approval the specific matters delegated for review to Board committees. Board/Committee Communication To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee's meeting. 5. Meetings The Board will meet at least once in each quarter, with additional meetings held as deemed advisable. The Chair is primarily responsible for the agenda and for supervising the conduct of the meeting. Any director may propose the inclusion of items on the agenda, request the presence of, or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting. Meetings of the Board shall be conducted in accordance with the Company's articles. Secretary and Minutes The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval. Meetings Without Management The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent directors and members of management are not present. P-50

Directors' Responsibilities Each director is expected to attend all meetings of the Board, in person or via conference call, and any committee of which he or she is a member. Directors will be expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meetings. Access to Management and Outside Advisors The Board shall have unrestricted access to management and employees of the Company. The Board shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective reasonable compensation of these advisors without consulting or obtaining the approval of any officer of the Company. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors. Service on Other Boards and Audit Committee Directors may serve on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company. 6. Management Position Descriptions for Directors The Board has approved position descriptions for the Chair and the chair of each Board committee. At least annually, the Board shall review such position descriptions. Position Description for CEO The Board has approved a position description for the Chief Executive Officer, which includes delineating management's responsibilities. The Board has also approved the corporate goals and objectives that the Chief Executive Officer has responsibility for meeting. At least annually, the Board shall review a report of the Compensation Committee reviewing this position description and such corporate goals and objectives. 7. Director development and evaluation Each new director shall participate in the Company's initial orientation program and each director shall participate in the Company's continuing director development programs. At least annually, the Board shall review the Company's initial orientation program and continuing director development programs. 8. No Rights Created This Mandate is a statement of broad policies and is intended as a component of the flexible governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company's Articles and By-laws, it is not intended to establish any legally binding obligations. Adopted: March 1, 2018 P-51

SCHEDULE “Q”
ALIO ELECTRONIC MEETING GUIDE

See attached.

Q-1

LUMI VOTING PLATFORM AND AUDIO PRESENTATION USER GUIDE Getting Started This year’s annual and special meeting will be held via live audio presentation. You can participate online using your smartphone, tablet or computer. By participating online, you will be able to view a live audio webcast of the meeting, ask the Directors questions online and submit your votes in real time. As usual, you may also provide voting instructions before the meeting by completing the form or forms of proxy or voting information form that has been provided to you. In order to participate online: Before the meeting: 1. Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/264350037 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Internet Explorer 11, Edge or Firefox. 2. All securityholders MUST register any 3rd party appointments prior to May 15, 2020 at 8:30 a.m. (Pacific Time) using the link: http://www.computershare.com/aliogold. Failure to do so will result in the appointee not receiving login credentials. Gather the information you need to access the online meeting: Meeting ID: 264-350-037 Password: alio2020 To log in, you must have the following information: Important Notice for Non-Registered Holders: Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to vote or participate at the meeting. If you are a non-registered holder and wish to vote and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxyholder. Non-registered holders will also need to register their appointed proxyholder at http://www.computershare.com/aliogold prior to May 15, 2020 at 8:30 a.m. (Pacific Time). Registered Holders The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name. If you have received more than one form of proxy, you only need to login using one control number. Appointed Proxy The user name provided by Computershare via email, provided your appointment has been registered. 01LF6E CPUQC01.E.INT/000001/i1234 2 Registered holders: Your user name is the 15 digit control number printed on your proxy form. If you have received more than one form of proxy, you only need to login using one control number. Appointed proxy holders: Your user name can be found in the email sent to you from Computershare. 1To proceed into the meeting, you will need to read and accept the Terms and Conditions. The broadcast bar: Allows you to view and listen to the proceedings. Home page icon: Displays meeting information Questions icon: Used to ask questions Voting icon: Used to vote. Only visible when the chairperson opens poll.

the home page, which displays the 01LF7A TO ASK QUESTIONS 6 Tap on the Questions icon then press the button to submit a question. Compose your question and select the send icon . Confirmation that your message has been received will appear. NOTE: On some devices, in order to vote, you may need to minimize the webcast by selecting the arrow in the broadcast bar. Audio will still be available. To return to the webcast after voting, select the arrow again. TO VOTE 5 When the Chair declares the poll open : > A voting icon will appear on your device and the Meeting Resolutions will be displayed. > To vote, tap one of the voting options. Your response will be highlighted. The number of items you have voted on, or are yet to vote on, is displayed at the top of the screen. NOTE: Votes may be changed up to the time the chair closes the poll. 3 Once logged in, you will see meeting documents and information on the meeting. Icons will be displayed in different areas, depending on the device you are using. 4 To view proceedings you must tap the broadcast arrow on your screen. Toggle between the up and down arrow to view another screen.

ANY QUESTIONS AND REQUESTS FOR ASSISTANCE
OF ARGONAUT SHAREHOLDERS
MAY BE DIRECTED TO THE
ARGONAUT PROXY SOLICITATION AGENT:

North American Toll-Free: 1-877-353-5209

Calls Outside North America: 1-416-661-6592

Email: inquiries@gryphonadvisors.ca

ANY QUESTIONS AND REQUESTS FOR ASSISTANCE
OF ALIO SECURITYHOLDERS
MAY BE DIRECTED TO THE
ALIO PROXY SOLICITATION AGENT:

North American Toll-Free: 1-877-452-7184

Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com